As filed with the Securities and Exchange Commission on April 24, 1997
Registration No. 2-83367
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT

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                                            UNDER THE SECURITIES ACT OF 1933



       Pre-Effective Amendment No.               [ ]



       Post-Effective Amendment No.             [ ]

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Fidelity California Municipal Trust
(Exact Name of Registrant as Specified in Charter)
82 Devonshire St., Boston, MA   02109
(Address Of Principal Executive Offices)
Registrant's Telephone Number  (617) 563-7000
Arthur S. Loring, Secretary
82 Devonshire Street
Boston, MA 02109
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment
Company Act of 1940; accordingly, no fee is payable herewith because of reliance upon Rule 24f-2. A Rule 24f-2 Notice for the Registrant's fiscal year ended February 29, 1996 was filed with the Commission on April 26, 1996. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-1A.
It is proposed that this filing will become effective on May 23, 1997, pursuant to Rule 488.

FIDELITY CALIFORNIA MUNICIPAL INCOME FUND
CONTENTS OF REGISTRATION STATEMENT
This Registration Statement contains the following papers and documents:

Facing Page
Contents of Registration Statement
Cross Reference Sheet
Letter to Shareholders
Forms of Proxy Cards
Notice of Special Meeting
Part A - Proxy Statement and Prospectus
Part B - Statement of Additional Information
Part C - Other Information
Signature Page
Exhibits
FIDELITY CALIFORNIA MUNICIPAL TRUST:
FIDELITY CALIFORNIA MUNICIPAL INCOME FUND
FORM N-14 CROSS REFERENCE SHEET
PART A

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Form N-14 Item Number and Caption                    Prospectus/Proxy Statement Caption

1. Beginning of Registration Statement and Out-      Cover Page
 side Front Cover Page of Prospectus

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2. Beginning and Outside Back Cover Page of Pro-       Table of Contents
  spectus



3. Fee Tables, Synopsis Information and Risk Fac-      Synopsis; Comparative Fee Tables; Comparison of
  tors                                                 Principal Risk Factors; The Proposed Transactions;
                                                       Attachment 2; Attachment 3

4. Information About the Transactions                  Synopsis; The Proposed Transactions; Exhibit 1;
                                                       Exhibit 2; Exhibit 3

5. Information About the Registrant                    Synopsis; Comparison of Principal Risk Factors;
                                                       Miscellaneous; Additional Information About
                                                       Fidelity California Municipal Income Fund;
                                                       Prospectus of Fidelity California Municipal Income
                                                       Fund; Attachment 1

6. Information About the Company Being Acquired        Cover Page; Synopsis; Comparison of Principal Risk
                                                       Factors; Miscellaneous; Prospectuses of Spartan
                                                       California Municipal Income Fund, Spartan
                                                       California Intermediate Municipal Income Fund, and
                                                       Fidelity California Insured Municipal Income Fund

7. Voting Information                                  Voting Information

8. Interest of Certain Persons and Experts             Not Applicable

9. Additional Information Required for Reoffering      Not Applicable
  by Persons Deemed to be
Underwriters

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PART B
Item Number and Caption   Statement of Additional Information Caption


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10. Cover Page                                       Cover Page

11. Table of Contents                                Table of Contents

12. Additional Information About the Registrant      Prospectus and Statement of Additional
                                                     Information of Fidelity California Municipal
                                                     Income Fund

13. Additional Information About the Company Be-     Not applicable
  ing Acquired

14. Financial Statements                             Annual Reports of Spartan California
                                                     Municipal Income Fund, Spartan California
                                                     Intermediate Municipal Income Fund, and
                                                     Fidelity California Insured Municipal
                                                     Income Fund for the Fiscal Year Ended
                                                     February 28, 1997; Annual Report of
                                                     Fidelity California Municipal Income Fund
                                                     for the Fiscal Year Ended February 28, 1997.
                                                     Pro-Forma Financial Statements for the
                                                     Fiscal Year Ended February 28, 1997.


Part C                                               Information required to be included in Part C
                                                     is set forth under the appropriate item so
                                                     numbered in Part C of this Registration
                                                     Statement.

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IMPORTANT
PROXY MATERIALS
PLEASE CAST YOUR VOTE NOW!
Dear Shareholder:
I am writing to ask you for your vote in important proposals to merge
Spartan California Municipal Income Fund (Spartan CA Income), Spartan
California Intermediate Municipal Income Fund (Spartan CA Intermediate),
and Fidelity California Insured Municipal Income Fund (Fidelity CA Insured)
into Fidelity California Municipal Income Fund (Fidelity CA Income).  A
shareholder meeting will be held on August 4, 1997 and votes submitted in time to be counted at the meeting will decide whether the mergers take place.  This package contains information about the proposals and includes all the materials you will need to vote by mail.
Each fund's Board of Trustees has reviewed the proposed mergers and recommends presenting proposals to shareholders to approve the merger of each of the funds into Fidelity CA Income.  Each fund votes separately on the merger proposals.
The Trustees, most of whom are not affiliated with Fidelity, are responsible for protecting your interests as a shareholder.  The Trustees determined that the mergers are in shareholders' best interest.  However, the final decision is up to you.
Please take the time to read the enclosed materials and cast your vote on the proxy card promptly.  The matters to be voted on are important and directly affect your investment.  As a shareholder, you are entitled to one vote for each dollar of net asset value you own of a fund on the record date.  YOUR VOTE IS EXTREMELY IMPORTANT, NO MATTER HOW LARGE OR SMALL YOUR
HOLDINGS MAY BE.
The mergers would give shareholders of Spartan CA Income, Spartan CA
Intermediate, and Fidelity CA Insured the opportunity to participate in a larger fund with similar investment policies.  The surviving fund would also have lower expenses guaranteed for a period of more than two years.
We have attached a Q&A to assist you in understanding the proposals.  The enclosed materials include a detailed description of the funds and the proposed mergers.
VOTING BY MAIL IS QUICK AND EASY.  EVERYTHING YOU NEED IS ENCLOSED.  We
encourage you to exercise your right as a shareholder and to vote promptly.
To cast your vote, simply complete the proxy card enclosed in this package.
Be sure to sign the card before mailing it in the postage-paid envelope provided.
If you have any questions before you vote, please call us at
1-800-544-8888.  We will be glad to help you get your vote in quickly.
Thank you for your participation in this important initiative for your fund.
Sincerely,
[signature]
Edward C. Johnson 3d
President
Important information to help you understand the proposals that you are being asked to vote on
Please read the full text of the enclosed proxy statement.  Below is a brief overview of the matters to be voted upon.  Your vote is important.
If you have any questions regarding the proposals, please call us at
1-800-544-8888.  We appreciate you placing your trust in Fidelity and look forward to helping you achieve your financial goals.
WHAT PROPOSALS AM I BEING ASKED TO VOTE ON?
If you are a shareholder in the following fund(s), you will be asked to vote on the indicated proposals:
SPARTAN CALIFORNIA MUNICIPAL INCOME FUND
(solid bullet) (solid bullet)To approve a merger of Spartan California
Municipal Income Fund into Fidelity California Municipal Income Fund.
(Proposal 1)
SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME FUND
(solid bullet) (solid bullet)To approve a merger of Spartan California
Intermediate Municipal Income Fund into Fidelity California Municipal
Income Fund. (Proposal 2)
FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND
(solid bullet) (solid bullet)To approve a merger of Fidelity California
Insured Municipal Income Fund into Fidelity California Municipal Income
Fund. (Proposal 3)
Each fund votes separately on the merger proposals.  It will not be necessary for all three proposals to be approved for any one of them to take place.
WHAT IS THE REASON FOR AND ADVANTAGES OF THESE MERGERS?
Fidelity believes it can offer you a simpler and more efficient California product line if the four funds are combined into one.  Shareholders would benefit from the more efficient product line through lower expenses, guaranteed for more than two years.
DO THE FUNDS BEING MERGED HAVE SIMILAR INVESTMENT POLICIES?
All four funds are California municipal bond funds that seek double tax-free income for California residents.  Generally speaking, Fidelity CA
Income has a broader investment mandate than Spartan CA Intermediate or
Fidelity CA Insured.
SPARTAN CA INCOME and Fidelity CA Income have identical investment policies.
SPARTAN CA INTERMEDIATE maintains a shorter average maturity and has less interest rate sensitivity than Fidelity CA Income.
FIDELITY CA INSURED is required to invest at least 65% of its assets in municipal securities that are covered by insurance guaranteeing the timely payment of principal and interest. Fidelity CA Income does not have a required level for investments in insured bonds.
WHO IS THE FUND MANAGER FOR THESE FUNDS?
Jonathan Short currently manages all four funds and is expected to manage the combined fund.
HOW DO THE EXPENSE STRUCTURES AND FEES OF THE FUNDS COMPARE?
All four funds currently have the same expenses, equal to 0.55% of their assets per year.  The combined fund's expenses would be lower through
December 31, 1999, at 0.53%.
Although the funds' expenses are currently the same, they have different contracts with Fidelity.  SPARTAN CA INCOME and SPARTAN CA INTERMEDIATE
each pay an "all-inclusive" management fee to Fidelity Management &
Research Company (FMR) at a rate of 0.55% of average net assets which covers substantially all fund expenses.
FIDELITY CA INSURED and FIDELITY CA INCOME have an expense structure that charges separately for management fees and other operating expenses.  As of
April 1, 1997, FMR has voluntarily agreed to reimburse these two funds to the extent that the total operating expenses exceed 0.55% of average net assets.
If any or all of the mergers are approved, the combined fund will retain
Fidelity CA Income's current expense structure.  However, FMR has agreed to limit the combined fund's expenses to 0.53% of average net assets through
December 31, 1999.  This represents an expense reduction of 0.02% of the fund's average net assets per year.  After that date, the combined fund's expenses could increase.
WHAT WILL BE THE NAME OF THE SURVIVING FUND AFTER THE MERGERS ARE COMPLETE?
Upon approval of the Spartan CA Income merger, the combined fund's name will be changed to Spartan California Municipal Income Fund.
WHAT IF THERE ARE NOT ENOUGH VOTES TO REACH QUORUM BY THE SCHEDULED
SHAREHOLDER MEETING DATE?
If enough people do not vote, we will need to take further action.  We or outside solicitors may contact you by mail, telephone, facsimile, or by personal interview.  Therefore, we encourage shareholders to vote as soon as they review the enclosed proxy materials to avoid additional mailings, telephone calls or other solicitations.
WHAT HAPPENS IF THE PROPOSAL FOR MY FUND IS NOT APPROVED?
If quorum is not reached by the time of the Shareholder Meeting (August 4,
1997), the meeting may be adjourned to permit further solicitation of proxy votes.  If the proposal to merge your fund is not approved by shareholders, your fund will reopen to new accounts.
WHAT ARE THE FEDERAL TAX IMPLICATIONS OF THE MERGER?
The mergers will not be a taxable event (i.e., no gain or loss will be recognized) to any of the funds or their shareholders.
WHAT WILL BE THE SIZE OF FIDELITY CA INCOME AFTER THE MERGER AND HOW HAS
THE FUND PERFORMED?
If all three proposals pass, the combined fund will have over $1 billion in assets.  For calendar year 1995, Fidelity CA Income returned 19.17%
compared with 17.45% for the Lehman Brothers Municipal Bond Index.  For
calendar year 1996, the fund returned 4.76% compared with 4.43% for the
Lehman Brothers Municipal Bond Index.
HOW WILL YOU DETERMINE THE NUMBER OF SHARES OF FIDELITY CA INCOME THAT I
WILL RECEIVE?
As of 4 P.M. Eastern Time on the Closing Date of each merger, shareholders will receive the number of full and fractional shares of Fidelity CA Income that is equal in value to the aggregate net asset value of their shares on that date.  Closing Dates for each fund are listed below:
FUND     MERGES INTO    CLOSING DATE
Spartan CA Income    Fidelity CA Income   August 14, 1997
Spartan  CA Intermediate    Fidelity CA Income   August 21, 1997
Fidelity CA Insured   Fidelity CA Income   August 28, 1997
The Shareholder Meetings could be adjourned, or if other circumstances arise, the Closing Date may be adjusted.
WHAT IMPACT WILL THE MERGER HAVE ON THE SHARE PRICE OF FIDELITY CA INCOME?
The net asset value per share of Fidelity CA Income will not be changed by the merger.
WHAT ARE MY OTHER INVESTMENT ALTERNATIVES?
Fidelity offers Fidelity California Municipal Money Market Fund, a money market fund that invests in high quality, short-term municipal securities and seeks current income exempt from federal and California state personal income tax.  As a money market fund, it seeks to maintain a stable net asset value.  The total return on Fidelity California Municipal Money
Market Fund for calendar 1996 was 2.90%.
Additional California municipal bond funds are available through Fidelity by calling FundsNetwork at 1-800-544-9697.
HOW DO I VOTE MY SHARES?
You can vote your shares by completing and signing the enclosed proxy card, and mailing it in the enclosed postage paid envelope.  If you need any assistance, or have any questions regarding the proposals or how to vote your shares, please call us at 1-800-544-8888.
Vote this proxy card TODAY!  Your prompt response will
save the expense of additional mailings.
Return the proxy card in the enclosed envelope or mail to:
FIDELITY INVESTMENTS
Proxy Department
P.O. Box 9107
Hingham, MA 02043-9848
PLEASE DETACH AT PERFORATION BEFORE MAILING.
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FIDELITY CALIFORNIA MUNICIPAL TRUST: SPARTAN CALIFORNIA MUNICIPAL INCOME
FUND
PROXY SOLICITED BY THE TRUSTEES
The undersigned, revoking previous proxies, hereby appoint(s) Edward C.
Johnson 3d, Arthur S. Loring, and Donald J. Kirk, or any one or more of them, attorneys, with full power of substitution, to vote all shares of
Fidelity California Municipal Trust: Spartan California Municipal Income
Fund which the undersigned is entitled to vote at the Special Meeting of
Shareholders of the fund to be held at the office of the trust at 82
Devonshire St., Boston, MA 02109, on August 4, 1997 at 9:00 a.m Eastern
time and at any adjournments thereof.  All powers may be exercised by a majority of said proxy holders or substitutes voting or acting or, if only one votes and acts, then by that one.  This Proxy shall be voted on the proposal described in the Proxy Statement as specified on the reverse side.
Receipt of the Notice of the Meeting and the accompanying Proxy Statement is hereby acknowledged.
NOTE: Please sign exactly as your name appears on this Proxy.  When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian, etc., please so indicate.  Corporate and partnership proxies should be signed by an authorized person indicating the person's title.
Date                                        _____________, 1997
_______________________________________
_______________________________________
      Signature(s) (Title(s), if applicable)
  PLEASE SIGN, DATE, AND RETURN
PROMPTLY IN ENCLOSED ENVELOPE
    cusip # 316061506/fund# 456

Please refer to the Proxy Statement discussion of this matter.
IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSAL.
As to any other matter, said attorneys shall vote in accordance with their best judgment.
THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR THE FOLLOWING:
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__________________________________________________________________________
___________________

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
1.   To approve an Agreement and Plan of Reorganization          FOR [  ]    AGAINST [  ]    ABSTAIN [ ]   1.
     between Spartan California Municipal Income Fund
     and Fidelity California Municipal Income Fund,
     another fund of the trust, providing for the transfer of
     all of the assets of Spartan California Municipal
     Income Fund to Fidelity California Municipal Income
     Fund in exchange solely for shares of beneficial
     interest of Fidelity California Municipal Income Fund
     and the assumption by Fidelity California Municipal
     Income Fund of Spartan California Municipal Income
     Fund's liabilities, followed by the distribution of
     Fidelity California Municipal Income Fund shares to
     shareholders of Spartan California Municipal Income
     Fund in liquidation of Spartan California Municipal
     Income Fund.


SCM-PXC-0697    cusip # 316061506/fund# 456
Vote this proxy card TODAY!  Your prompt response will
save the expense of additional mailings.
Return the proxy card in the enclosed envelope or mail to:
FIDELITY INVESTMENTS
Proxy Department
P.O. Box 9107
Hingham, MA 02043-9848
PLEASE DETACH AT PERFORATION BEFORE MAILING.
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FIDELITY CALIFORNIA MUNICIPAL TRUST: SPARTAN CALIFORNIA INTERMEDIATE
MUNICIPAL INCOME FUND
PROXY SOLICITED BY THE TRUSTEES
The undersigned, revoking previous proxies, hereby appoint(s) Edward C.
Johnson 3d, Arthur S. Loring, and Donald J. Kirk, or any one or more of them, attorneys, with full power of substitution, to vote all shares of
Fidelity California Municipal Trust: Spartan California Intermediate
Municipal Income Fund which the undersigned is entitled to vote at the
Special Meeting of Shareholders of the fund to be held at the office of the trust at 82 Devonshire St., Boston, MA 02109, on August 4, 1997 at 9:00
a.m. Eastern time and at any adjournments thereof.  All powers may be exercised by a majority of said proxy holders or substitutes voting or acting or, if only one votes and acts, then by that one.  This Proxy shall be voted on the proposal described in the Proxy Statement as specified on the reverse side.  Receipt of the Notice of the Meeting and the accompanying Proxy Statement is hereby acknowledged.
NOTE: Please sign exactly as your name appears on this Proxy.  When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian, etc., please so indicate.  Corporate and partnership proxies should be signed by an authorized person indicating the person's title.
Date                                        _____________, 1997
_______________________________________
_______________________________________
      Signature(s) (Title(s), if applicable)
  PLEASE SIGN, DATE, AND RETURN
PROMPTLY IN ENCLOSED ENVELOPE
    cusip # 316061605/fund# 432

Please refer to the Proxy Statement discussion of this matter.
IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSAL.
As to any other matter, said attorneys shall vote in accordance with their best judgment.
THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR THE FOLLOWING:
--------------------------------------------------------------------------
--------------------
__________________________________________________________________________
___________________

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2.   To approve an Agreement and Plan of Reorganization          FOR [  ]    AGAINST [  ]    ABSTAIN [ ]   2.
     between Spartan California Intermediate Municipal
     Income Fund and Fidelity California Municipal
     Income Fund, another fund of the trust, providing for
     the transfer of all of the assets of Spartan California
     Intermediate Municipal Income Fund to Fidelity
     California Municipal Income Fund in exchange solely
     for shares of beneficial interest of Fidelity California
     Municipal Income Fund and the assumption by
     Fidelity California Municipal Income Fund of Spartan
     California Intermediate Municipal Income Fund's
     liabilities, followed by the distribution of Fidelity
     California Municipal Income Fund shares to
     shareholders of Spartan California Intermediate
     Municipal Income Fund in liquidation of Spartan
     California Intermediate Municipal Income Fund.


SCI-PXC-0697    cusip # 316061605/fund# 432
Vote this proxy card TODAY!  Your prompt response will
save the expense of additional mailings.
Return the proxy card in the enclosed envelope or mail to:
FIDELITY INVESTMENTS
Proxy Department
P.O. Box 9107
Hingham, MA 02043-9848
PLEASE DETACH AT PERFORATION BEFORE MAILING.
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FIDELITY CALIFORNIA MUNICIPAL TRUST: FIDELITY CALIFORNIA INSURED MUNICIPAL
INCOME FUND
PROXY SOLICITED BY THE TRUSTEES
The undersigned, revoking previous proxies, hereby appoint(s) Edward C.
Johnson 3d, Arthur S. Loring, and Donald J. Kirk, or any one or more of them, attorneys, with full power of substitution, to vote all shares of
Fidelity California Municipal Trust: Fidelity California Insured Municipal
Income Fund which the undersigned is entitled to vote at the Special
Meeting of Shareholders of the fund to be held at the office of the trust at 82 Devonshire St., Boston, MA 02109, on August 4, 1997 at 9:00 a.m.
Eastern time and at any adjournments thereof.  All powers may be exercised by a majority of said proxy holders or substitutes voting or acting or, if only one votes and acts, then by that one.  This Proxy shall be voted on the proposal described in the Proxy Statement as specified on the reverse side.  Receipt of the Notice of the Meeting and the accompanying Proxy
Statement is hereby acknowledged.
NOTE: Please sign exactly as your name appears on this Proxy.  When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian, etc., please so indicate.  Corporate and partnership proxies should be signed by an authorized person indicating the person's title.
Date                                        _____________, 1997
_______________________________________
_______________________________________
      Signature(s) (Title(s), if applicable)
  PLEASE SIGN, DATE, AND RETURN
PROMPTLY IN ENCLOSED ENVELOPE
    cusip # 316061308/fund# 403

Please refer to the Proxy Statement discussion of this matter.
IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSAL.
As to any other matter, said attorneys shall vote in accordance with their best judgment.
THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR THE FOLLOWING:
--------------------------------------------------------------------------
--------------------
__________________________________________________________________________
___________________

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
3.   To approve an Agreement and Plan of Reorganization          FOR [  ]    AGAINST [  ]    ABSTAIN [ ]   3.
     between Fidelity California Insured Municipal
     Income Fund and Fidelity California Municipal
     Income Fund, another fund of the trust, providing for
     the transfer of all of the assets of Fidelity California
     Insured Municipal Income Fund to Fidelity California
     Municipal Income Fund in exchange solely for shares
     of beneficial interest of Fidelity California Municipal
     Income Fund and the assumption by Fidelity
     California Municipal Income Fund of Fidelity
     California Insured Municipal Income Fund's
     liabilities, followed by the distribution of Fidelity
     California Municipal Income Fund shares to
     shareholders of Fidelity California Insured Municipal
     Income Fund in liquidation of Fidelity California
     Insured Municipal Income Fund.


FCI-PXC-0697    cusip # 316061308/fund# 403

SPARTAN(registered trademark) CALIFORNIA MUNICIPAL INCOME FUND
SPARTAN(registered trademark) CALIFORNIA INTERMEDIATE MUNICIPAL INCOME FUND FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND
FUNDS OF
FIDELITY CALIFORNIA MUNICIPAL TRUST

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109
1-800-544-8888
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Spartan California Municipal Income Fund, Spartan California Intermediate Municipal Income Fund, and Fidelity California Insured Municipal Income Fund:
 NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the Meeting) of Spartan California Municipal Income Fund, Spartan California Intermediate Municipal Income Fund, and Fidelity California Insured Municipal Income Fund (the funds), will be held at the office of Fidelity California Municipal Trust (the trust), 82 Devonshire Street, Boston, Massachusetts 02109 on August 4, 1997, at 9:00 a.m. The purpose of the Meeting is to consider and act upon the following proposals, and to transact such other business as may properly come before the Meeting or any adjournments thereof. Approval of each Reorganization will be determined solely by approval of the shareholders of each fund. It will not be necessary for all three Reorganizations to be approved for any one of them to take place.
 (1) To approve an Agreement and Plan of Reorganization (the Agreement) between Spartan California Municipal Income Fund and Fidelity California Municipal Income Fund, another fund of the trust, providing for the transfer of all of the assets of Spartan California Municipal Income Fund to Fidelity California Municipal Income Fund in exchange solely for shares of beneficial interest of Fidelity California Municipal Income Fund and the assumption by Fidelity California Municipal Income Fund of Spartan California Municipal Income Fund's liabilities, followed by the distribution of Fidelity California Municipal Income Fund shares to shareholders of Spartan California Municipal Income Fund in liquidation of Spartan California Municipal Income Fund.
 (2) To approve an Agreement and Plan of Reorganization (the Agreement) between Spartan California Intermediate Municipal Income Fund and Fidelity California Municipal Income Fund, another fund of the trust, providing for the transfer of all of the assets of Spartan California Intermediate Municipal Income Fund to Fidelity California Municipal Income Fund in exchange solely for shares of beneficial interest of Fidelity California Municipal Income Fund and the assumption by Fidelity California Municipal Income Fund of Spartan California Intermediate Municipal Income Fund's liabilities, followed by the distribution of Fidelity California Municipal Income Fund shares to shareholders of Spartan California Intermediate Municipal Income Fund in liquidation of Spartan California Intermediate Municipal Income Fund.
 (3) To approve an Agreement and Plan of Reorganization (the Agreement) between Fidelity California Insured Municipal Income Fund and Fidelity California Municipal Income Fund, another fund of the trust, providing for the transfer of all of the assets of Fidelity California Insured Municipal Income Fund to Fidelity California Municipal Income Fund in exchange solely for shares of beneficial interest of Fidelity California Municipal Income Fund and the assumption by Fidelity California Municipal Income Fund of Fidelity California Insured Municipal Income Fund's liabilities, followed by the distribution of Fidelity California Municipal Income Fund shares to shareholders of Fidelity California Insured Municipal Income Fund in liquidation of Fidelity California Insured Municipal Income Fund.
 The Board of Trustees has fixed the close of business on June 9, 1997 as the record date for the determination of the shareholders of the funds entitled to notice of, and to vote at, such Meeting and any adjournments thereof.
By order of the Board of Trustees,
ARTHUR S. LORING, Secretary
June 9, 1997
YOUR VOTE IS IMPORTANT -
PLEASE RETURN YOUR PROXY CARD PROMPTLY.
SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. ANY SHAREHOLDER WHO DOES NOT EXPECT TO ATTEND THE MEETING IS URGED TO INDICATE VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, DATE AND SIGN IT, AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN MAILING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.
INSTRUCTIONS FOR EXECUTING PROXY CARD
 The following general rules for executing proxy cards may be of assistance to you and help avoid the time and expense involved in validating your vote if you fail to execute your proxy card properly.
1. INDIVIDUAL ACCOUNTS: Your name should be signed exactly as it appears in the registration on the proxy card.
2. JOINT ACCOUNTS: Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration.
3. ALL OTHER ACCOUNTS should show the capacity of the individual signing. This can be shown either in the form of the account registration itself or by the individual executing the proxy card. For example:
 REGISTRATION   VALID
                SIGNATURE

A. 1)   ABC Corp.                       John Smith,
                                        Treasurer

 2)     ABC Corp.                       John Smith,
                                        Treasurer

        c/o John Smith, Treasurer

B. 1)   ABC Corp. Profit Sharing Plan   Ann B. Collins,
                                        Trustee

 2)     ABC Trust                       Ann B. Collins,
                                        Trustee

 3)     Ann B. Collins, Trustee         Ann B. Collins,
                                        Trustee

        u/t/d 12/28/78

C. 1)   Anthony B. Craft, Cust.         Anthony B. Craft

        f/b/o Anthony B. Craft, Jr.

        UGMA


SPARTAN CALIFORNIA MUNICIPAL INCOME FUND
SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME FUND
FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND
FUNDS OF
FIDELITY CALIFORNIA MUNICIPAL TRUST

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109
1-800-544-8888
PROXY STATEMENT AND PROSPECTUS
JUNE 9, 1997
 This Proxy Statement and Prospectus (Proxy Statement) is being furnished to shareholders of Spartan California Municipal Income Fund (Spartan CA Income), Spartan California Intermediate Municipal Income Fund (Spartan CA Intermediate), and Fidelity California Insured Municipal Income Fund (Fidelity CA Insured) (the funds), funds of Fidelity California Municipal Trust (the trust), in connection with the solicitation of proxies by the trust's Board of Trustees for use at the Special Meeting of Shareholders of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured and at any adjournments thereof (the Meeting). The Meeting will be held on Monday, August 4, 1997 at 9:00 a.m. Eastern time at 82 Devonshire Street, Boston, Massachusetts 02109, the principal executive office of the trust.
 As more fully described in the Proxy Statement, the purpose of the Meeting is to vote on proposed reorganizations (Reorganizations). Pursuant to each Agreement and Plan of Reorganization (the Agreements), Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured each would transfer all of its assets to Fidelity California Municipal Income Fund (Fidelity CA Income), another fund of the trust, in exchange solely for shares of beneficial interest of Fidelity CA Income and the assumption by Fidelity CA Income of Spartan CA Income's, Spartan CA Intermediate's, and Fidelity CA Insured's liabilities, respectively. The number of shares to be issued in the proposed Reorganizations will be based upon the relative net asset values of each of the funds at the time of the exchange. As provided in each Agreement, Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured will each distribute shares of Fidelity CA Income to its shareholders so that each shareholder receives the number of full and fractional shares of Fidelity CA Income equal in value to the aggregate net asset values of the shares of each of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured held by shareholders of each fund on August 14, 1997, August 21, 1997, and August 28, 1997, respectively, or such other dates as the parties may agree (the Closing Date). Approval of each Reorganization will be determined solely by approval of the shareholders of the individual fund affected. It will not be necessary for all three Reorganizations to be approved for any one of them to take place.
 Fidelity CA Income, a municipal bond fund, is a non-diversified fund of Fidelity California Municipal Trust, an open-end management investment company organized as a Massachusetts business trust on April 28, 1983. Fidelity CA Income's investment objective is to seek high current income free from federal income tax and California personal income tax. Fidelity CA Income seeks to achieve its investment objective by investing in investment-grade municipal securities under normal conditions.
 This Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Reorganizations and Fidelity CA Income that a shareholder should know before voting on the proposed Reorganizations. This Proxy Statement is accompanied by the Prospectus (dated April 19, 1997), which offers shares of Fidelity CA Income. The Statement of Additional Information for Fidelity CA Income (dated April 19,
1997) is available upon request. Attachment 1 contains excerpts from the Annual Report of Fidelity CA Income dated February 28, 1997. The Prospectus and Statement of Additional Information are incorporated herein by reference. This is the same Prospectus and Statement of Additional Information which offers shares of Fidelity CA Insured. A Prospectus and Statement of Additional Information for Spartan CA Income and Spartan CA Intermediate, both dated April 19, 1997, have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of these documents may be obtained without charge by contacting Fidelity Distributors Corporation at 82 Devonshire Street, Boston, Massachusetts 02109 or by calling 1-800-544-8888.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
VOTING INFORMATION
SYNOPSIS
COMPARISON OF OTHER POLICIES OF THE FUNDS
COMPARISON OF PRINCIPAL RISK FACTORS
THE PROPOSED TRANSACTIONS
ADDITIONAL INFORMATION ABOUT FIDELITY CALIFORNIA MUNICIPAL INCOME FUND MISCELLANEOUS
ATTACHMENT 1. EXCERPTS FROM ANNUAL REPORT OF FIDELITY CALIFORNIA MUNICIPAL INCOME FUND DATED FEBRUARY 28, 1997
ATTACHMENT 2. ANNUAL FUND OPERATING EXPENSES FOR CERTAIN REORGANIZATIONS ATTACHMENT 3. EXAMPLES OF FUND EXPENSES FOR CERTAIN REORGANIZATIONS
EXHIBIT 1. FORM OF AGREEMENT AND PLAN OF REORGANIZATION OF SPARTAN CALIFORNIA MUNICIPAL INCOME FUND
EXHIBIT 2. FORM OF AGREEMENT AND PLAN OF REORGANIZATION OF SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME FUND
EXHIBIT 3. FORM OF AGREEMENT AND PLAN OF REORGANIZATION OF FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND
PROXY STATEMENT AND PROSPECTUS
SPECIAL MEETING OF SHAREHOLDERS OF
FIDELITY CALIFORNIA MUNICIPAL TRUST:
SPARTAN CALIFORNIA MUNICIPAL INCOME FUND
SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME FUND
FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND
TO BE HELD ON AUGUST 4, 1997

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109
1-800-544-8888
_________________________________
VOTING INFORMATION
 This Proxy Statement and Prospectus (Proxy Statement) is furnished in connection with a solicitation of proxies made by, and on behalf of, the Board of Trustees of Fidelity California Municipal Trust (the trust) to be used at the Special Meeting of Shareholders of Spartan California Municipal Income Fund (Spartan CA Income), Spartan California Intermediate Municipal Income Fund (Spartan CA Intermediate), and Fidelity California Insured Municipal Income Fund (Fidelity CA Insured) (the funds) and at any adjournments thereof (the Meeting), to be held on Monday, August 4, 1997 at 9:00 a.m. Eastern time at 82 Devonshire Street, Boston, Massachusetts 02109, the principal executive office of the trust and Fidelity Management & Research Company (FMR), the funds' investment adviser.
 The purpose of the Meeting is set forth in the accompanying Notice. The solicitation is made primarily by the mailing of this Proxy Statement and the accompanying proxy cards on or about June 9, 1997. Supplementary solicitations may be made by mail, telephone, telegraph, facsimile, or by personal interview by representatives of the trust. In addition, D.F. King & Co. may be paid on a per-call basis to solicit shareholders on behalf of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured at an anticipated cost of approximately $11,198, $4,048, and $10,363, respectively. For Fidelity CA Insured, the expenses in connection with preparing this Proxy Statement and its enclosures and of all solicitations will be paid by the fund, provided that they do not exceed the fund's 0.55% expense cap in effect since April 1, 1997. Expenses exceeding the 0.55% expense cap will be paid by FMR. Fidelity CA Insured will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of shares. For Spartan CA Income and Spartan CA Intermediate, the expenses in connection with preparing this Proxy Statement and its enclosures and of all solicitations will be borne by FMR. FMR will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of shares.
 If the enclosed proxy card is executed and returned, it may nevertheless be revoked at any time prior to its use by written notification received by the trust, by the execution of a later-dated proxy card, or by attending the Meeting and voting in person.
 All proxy cards solicited by the Board of Trustees that are properly executed and received by the Secretary prior to the Meeting, and which are not revoked, will be voted at the Meeting. Shares represented by such proxies will be voted in accordance with the instructions thereon. If no specification is made on a proxy card, it will be voted FOR the matters specified on the proxy card. Only proxies that are voted will be counted towards establishing a quorum. Broker non-votes are not considered voted for this purpose. Shareholders should note that while votes to ABSTAIN will count toward establishing a quorum, passage of any proposal being considered at the Meeting will occur only if a sufficient number of votes are cast FOR the proposal. Accordingly, votes to ABSTAIN and votes AGAINST will have the same effect in determining whether the proposal is approved.
 The funds may also arrange to have votes recorded by telephone. D.F. King & Co. may be paid on a per-call basis for vote-by-phone solicitations on behalf of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured at an anticipated cost of approximately $11,923, $4,177, and $11,018, respectively. For Fidelity CA Insured, the expenses in connection with telephone voting will be paid by the fund. For Spartan CA Income and Spartan CA Intermediate, the expenses in connection with telephone voting will be borne by FMR. If the funds record votes by telephone, they will use procedures designed to authenticate shareholders' identities, to allow shareholders to authorize the voting of their shares in accordance with their instructions, and to confirm that their instructions have been properly recorded. Proxies given by telephone may be revoked at any time before they are voted in the same manner that proxies voted by mail may be revoked.
 If a quorum for each fund is not present at the Meeting, or if a quorum for each fund is present at the Meeting but sufficient votes to approve one or more of the proposed items are not received, or if other matters arise requiring shareholder attention, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares present at the Meeting or represented by proxy for each fund. When voting on a proposed adjournment, the persons named as proxies will vote FOR the proposed adjournment all shares that they are entitled to vote with respect to each item, unless directed to vote AGAINST the item, in which case such shares will be voted against the proposed adjournment with respect to that item. A shareholder vote may be taken on one or more of the items in this Proxy Statement or on any other business properly presented at the meeting prior to such adjournment if sufficient votes have been received and it is otherwise appropriate.
 On February 28, 1997, there were 37,882,646, 7,509,522, and 19,890,562 shares issued and outstanding of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured, respectively. Shareholders of record at the close of business on June 9, 1997 will be entitled to vote at the Meeting. Each such shareholder will be entitled to one vote for each dollar of net asset value held on that date.
 As of February 28, 1997, the Trustees and officers of each fund owned, in the aggregate, less than 1% of each fund's total outstanding shares.
 As of February 28, 1997, the following owned of record or beneficially 5% or more of the outstanding shares of the funds: National Financial Services Corporation, Boston, MA (Spartan CA Income) (11.72%); National Financial Services Corporation, Boston, MA (Spartan CA Intermediate) (25.40%); Chaiken Family Trust, Walnut Creek, CA (Spartan CA Intermediate) (5.68%); Fred C. Applegate, La Jolla, CA (Spartan CA Intermediate) (5.82%); National Financial Services Corporation, Boston, MA (Fidelity CA Insured) (10.38%); National Financial Services Corporation, Boston, MA (Fidelity CA Income) (8.19%).
VOTE REQUIRED: APPROVAL OF EACH REORGANIZATION REQUIRES THE AFFIRMATIVE VOTE OF A "MAJORITY OF THE OUTSTANDING VOTING SECURITIES" OF THE SPECIFIC FUND INVOLVED IN THAT REORGANIZATION. UNDER THE INVESTMENT COMPANY ACT OF 1940 (THE 1940 ACT), THE VOTE OF A "MAJORITY OF THE OUTSTANDING VOTING SECURITIES" MEANS THE AFFIRMATIVE VOTE OF THE LESSER OF (A) 67% OR MORE OF THE VOTING SECURITIES PRESENT AT THE MEETING OR REPRESENTED BY PROXY IF THE HOLDERS OF MORE THAN 50% OF THE OUTSTANDING VOTING SECURITIES ARE PRESENT OR REPRESENTED BY PROXY OR (B) MORE THAN 50% OF THE OUTSTANDING VOTING SECURITIES. BROKER NON-VOTES ARE NOT CONSIDERED "PRESENT" FOR THIS PURPOSE. SYNOPSIS
 The following is a summary of certain information contained elsewhere in this Proxy Statement, in the Agreements, and in the Prospectuses of Spartan CA Income, Spartan CA Intermediate, Fidelity CA Insured, and Fidelity CA Income, which are incorporated herein by this reference. Shareholders should read the entire Proxy Statement and the Prospectus of Fidelity CA Income carefully for more complete information.
 The proposed reorganizations (the Reorganizations) would merge Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured into Fidelity CA Income, a municipal bond fund also managed by FMR. If the Reorganizations are approved, Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured will cease to exist and current shareholders of each fund will become shareholders of Fidelity CA Income instead. However, FMR anticipates that, upon approval of the Spartan CA Income Reorganization, the combined fund's name will be changed to Spartan California Municipal Income Fund. Approval of each Reorganization will be determined solely by approval of the shareholders of the individual fund affected. It will not be necessary for all three Reorganizations to be approved for any one of them to take place.
 All four funds seek high current income free from federal income tax and California personal income tax by investing in California municipal bonds. They each currently have the same portfolio manager. The funds differ primarily in their investment policies regarding interest rate sensitivity and level of holdings in insured bonds and expense structures.
INVESTMENT POLICIES
 The following summarizes the investment policy differences, if any, between each fund and Fidelity CA Income.
 Spartan CA Income and Fidelity CA Income have identical investment policies.
 Spartan CA Intermediate is managed to have less interest rate sensitivity than Fidelity CA Income. Spartan CA Intermediate is managed to have the same interest rate sensitivity as municipal bonds with maturities between 7 and 10 years and maintains an average maturity between 3 and 10 years. Fidelity CA Income is managed to have approximately the same sensitivity to interest rates as municipal bonds with maturities between 8 and 18 years. As of March 31, 1997, the dollar-weighted average maturity for Spartan CA Intermediate and Fidelity CA Income was 8.8 years and 14.5 years, respectively.
 Fidelity CA Insured differs from Fidelity CA Income with respect to its required level of insured bonds. Fidelity CA Insured is required to invest at least 65% of its assets in insured municipal bonds. Fidelity CA Income has no required level of investment in insured bonds. As of March 31, 1997, the level of insured bonds for Fidelity CA Insured and Fidelity CA Income was 69.0% and 37.4%, respectively.
EXPENSE STRUCTURE
 The funds also differ with respect to the contractual structure of the funds' expenses. Spartan CA Income and Spartan CA Intermediate each pay an "all-inclusive" management fee to FMR (at a rate of 0.55% of average net assets per year) which covers substantially all fund expenses. Fidelity CA Insured and Fidelity CA Income by contrast, each pay its management fee and other expenses separately. FMR has voluntarily agreed to reimburse Fidelity CA Insured and Fidelity CA Income to the extent that total operating expenses exceed 0.55%. If any or all of the Reorganizations are approved, FMR has agreed to limit the combined fund's expenses to 0.53% of average net assets through December 31, 1999 (excluding interest, taxes, brokerage commissions and extraordinary expenses). After that date, the combined fund's expenses could increase.
 In sum, the Spartan CA Income Reorganization would provide that fund's shareholders with the opportunity to participate in a larger fund with a comparable investment portfolio and historical performance, and expenses guaranteed to be lower than Spartan CA Income's for a period of more than two years.
 The Spartan CA Intermediate Reorganization would provide that fund's shareholders with the opportunity to participate in a larger fund with greater interest rate sensitivity and expenses guaranteed to be lower than Spartan CA Intermediate's for a period of more than two years. Greater interest rate sensitivity would likely result in better performance during periods of falling interest rates and worse performance during periods of rising interest rates. In general, Fidelity CA Income has had better performance and greater interest rate sensitivity than Spartan CA Intermediate.
 The Fidelity CA Insured Reorganization would provide that fund's shareholders with the opportunity to participate in a larger fund with generally better overall performance and expenses guaranteed for a period of more than two years from the effective date of the Reorganization.
 The Board of Trustees believes that the Reorganizations would benefit Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured shareholders and recommends that shareholders vote in favor of the Reorganizations.
THE PROPOSED REORGANIZATIONS
 Shareholders of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured will be asked at the Meeting to vote upon and approve the Reorganizations and the Agreements applicable to each fund, which provide for the acquisition by Fidelity CA Income of all of the assets of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured in exchange solely for shares of Fidelity CA Income and the assumption by Fidelity CA Income of the liabilities of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured, respectively. Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured will each then distribute the shares of Fidelity CA Income to its respective shareholders, so that each shareholder will receive the number of full and fractional shares of Fidelity CA Income equal in value to the aggregate net asset value of the shareholder's shares of Spartan CA Income, Spartan CA Intermediate, or Fidelity CA Insured on the Closing Date (defined below). The exchange of Spartan CA Income's, Spartan CA Intermediate's, and Fidelity CA Insured's assets for Fidelity CA Income's shares will occur as of 4:00 p.m. Eastern time on August 14, 1997, August 21, 1997, and August 28, 1997, respectively, or such other time and date as the parties may agree (the Closing Date). Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured will then be liquidated as soon as practicable thereafter. Approval of each Reorganization will be determined solely by approval of the shareholders of each fund. It will not be necessary for all three Reorganizations to be approved for any one of them to take place.
 The funds will receive an opinion of counsel that, except with respect to
Section 1256 contracts, the Reorganizations will not result in any gain or loss for Federal income tax purposes either to Spartan CA Income, Spartan CA Intermediate, Fidelity CA Insured or Fidelity CA Income or to the shareholders of any fund. The rights and privileges of the former shareholders of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured will be effectively unchanged by the Reorganizations.
COMPARATIVE FEE TABLES
 Each fund pays a management fee to FMR for managing its investments and business affairs which is calculated and paid to FMR every month.
 Spartan CA Income and Spartan CA Intermediate each pay FMR a management fee at an annual rate of 0.55% of its average net assets. FMR not only provides each fund with investment advisory and research services, but also pays all of each funds' expenses, with the exception of fees and expenses of all Trustees of the trust who are not "interested persons" of the trust or FMR; interest on borrowings; taxes; brokerage commissions (if any); and such nonrecurring expenses as may arise, including costs of any litigation to which a fund may be a party, and any obligation it may have to indemnify the officers and Trustees with respect to litigation. The management fee that the funds pay FMR is reduced by an amount equal to the fees and expenses paid by each fund to the non-interested Trustees.
 In contrast, Fidelity CA Insured and Fidelity CA Income each pay management fees and other expenses separately. Fidelity CA Insured's and Fidelity CA Income's management fee is calculated by adding a group fee rate to an individual fund fee rate, and multiplying the result by each fund's average net assets. The group fee rate is based on the average net assets of all mutual funds advised by FMR. In addition to the management fee payable by each fund, Fidelity CA Insured and Fidelity CA Income also incur other expenses for services such as maintaining shareholder records and furnishing shareholder statements and financial reports. Each fund's total management fee rate for the 12 months ended February 28, 1997 was 0.39%. For the 12 months ended February 28, 1997, the total operating expenses for Fidelity CA Insured and Fidelity CA Income were 0.60% and 0.57%, respectively. Effective April 1, 1997, FMR has voluntarily agreed to reimburse the total operating expenses of Fidelity CA Insured and Fidelity CA Income to the extent they exceed 0.55% of average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses).
 Fidelity also reserves the right to deduct an annual maintenance fee of $12.00 from accounts in each fund with a value of less than $2,500. Spartan CA Income also imposes a redemption fee equal to 0.50% of the amount redeemed on shares held less than 180 days. The redemption fee is payable to Spartan CA Income to help offset the costs associated with short-term trading. Fidelity CA Income does not currently impose a redemption fee; however, the combined fund reserves the right to adopt a redemption fee in the future if it believes it is appropriate.
 If any or all Reorganizations are approved, the combined fund will retain Fidelity CA Income's expense structure, requiring payment of a management fee and other operating expenses. FMR has agreed to limit the combined fund's expense ratio to 0.53% of its average net assets through December 31, 1999 (excluding interest, taxes, brokerage commissions and extraordinary expenses). This expense limitation would result in a 0.02% lower total operating expense ratio for Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured shareholders beginning on the first business day after the effective date of each Reorganization. After December 31, 1999, the combined fund's expenses could increase. If any of the proposed Reorganizations are not approved, the fund not approving the Reorganization will maintain its current fee structure. For more information about the funds' current fees, refer to their Prospectuses.
 Under Spartan CA Income's and Spartan CA Intermediate's all-inclusive management fee arrangements, Spartan CA Income and Spartan CA Intermediate shareholders currently have the right to vote on any expense increases over 0.55%. Shareholders of the combined fund would also have the right to vote on any increases in FMR's management fee; however, because the management fee would not be all-inclusive, shareholders would not have the right to vote on all types of expense increases.
 The following tables show the current fees and expenses of Spartan CA Income, Spartan CA Intermediate, Fidelity CA Insured, and Fidelity CA Income for the 12 months ended February 28, 1997, adjusted to reflect current fees, and pro forma fees for the combined fund based on the same period after giving effect to the Reorganizations, including the effect of FMR's guaranteed expense limitation to 0.53% through December 31, 1999.

ANNUAL FUND OPERATING EXPENSES
 Annual fund operating expenses are paid out of each fund's assets. Expenses are factored into each fund's share price or dividends and are not charged directly to shareholder accounts. The following are based on historical expenses, adjusted to reflect current fees, and are calculated as a percentage of average net assets. Attachment 2 provides expense information for the combined fund if shareholders of each fund affected do not approve each of the proposed Reorganizations.

IF ALL THREE REORGANIZATIONS ARE APPROVED:

                                                                             PRO FORMA
                   SPARTAN CA    SPARTAN CA      FIDELITY CA   FIDELITY CA   EXPENSES
                   INCOMEC       INTERMEDIATEC   INSUREDA      INCOMEA       COMBINED
                                                                             FUNDB

Management         0.55%         0.55%           0.34%         0.37%         0.36%
Fees (after
reimbursement)

Other Expenses     0.00%         0.00%           0.21%         0.18%         0.17%

Total Fund         0.55%         0.55%           0.55%         0.55%         0.53%
Operating
Expenses (after
reimbursement)


A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses). If this agreement were not in effect, the management fee, other expenses, and total fund operating expenses, as a percentage of average net assets, would have been 0.39%, 0.21%, and 0.60%, respectively, for Fidelity CA Insured and 0.39%, 0.18%, and 0.57%, respectively, for Fidelity CA Income.
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.17%, and 0.56%, respectively.
C FMR has entered into arrangements on behalf of each fund with the fund's custodian and transfer agent whereby interest earned on uninvested cash balances is used to reduce fund expenses. Including these reductions the total operating expenses presented in the table would have been 0.54% for each of Spartan CA Income and Spartan CA Intermediate.
EXAMPLES OF EFFECT OF FUND EXPENSES
 The following table illustrates the expenses on a hypothetical $1,000 investment in each fund under the current and pro forma (combined fund) expenses calculated at the rates stated above, assuming a 5% annual return. Attachment 3 provides examples of the effect on fund expenses for the combined fund if shareholders of each fund affected do not approve the proposed Reorganizations.

IF ALL THREE REORGANIZATIONS ARE APPROVED:

                          AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan CA Income         $6             $18             $31             $69

Spartan CA Intermediate   $6             $18             $31             $69

Fidelity CA InsuredA      $6             $18             $31             $69

Fidelity CA IncomeA       $6             $18             $31             $69

Combined FundB            $5             $17             $30             $66


A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses).
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999.
 These examples assume that all dividends and other distributions are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs, which may vary. The assumed return of 5% is not a prediction of, and does not represent, actual or expected performance of any fund.

FORMS OF ORGANIZATION
 Spartan CA Income, Spartan CA Intermediate, Fidelity CA Insured, and Fidelity CA Income are non-diversified funds of Fidelity California Municipal Trust, an open-end management investment company organized as a Massachusetts business trust on April 28, 1983. The trust is authorized to issue an unlimited number of shares of beneficial interest. Because the funds are series of the same Massachusetts business trust, the rights of the security holders of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured under state law and the governing documents are expected to remain unchanged after the Reorganizations. For more information regarding shareholder rights, refer to the section of the Funds' Statements of Additional Information called "Description of the Trusts."
INVESTMENT OBJECTIVES AND POLICIES
 The funds have identical investment objectives in that all seek high current income free from federal income tax and California personal income tax by investing in California municipal securities. Spartan CA Income, Fidelity CA Insured, and Fidelity CA Income, as a matter of fundamental policy, will each normally invest so that at least 80% of its income distributions are exempt from federal and California state personal income taxes. Spartan CA Intermediate will normally invest at least 80% of its assets in municipal securities whose interest is free from federal income tax.
INVESTMENT POLICIES AND CHARACTERISITCS
 The following summarizes the funds' investment policies and characteristics.





                             Average      Average      Required       Insured                 AMT
               Interest      Maturity     Maturity     Holdings in    Holdings   Debt         Ability
               Rate          Policy       as of        Insured        as of      Quality
               Sensitivity                3/31/97      Bonds          3/31/97

Spartan CA     8-18 years    none         15.5 years   none           40.2%      5% below     100%
Income                                                                           inv. grade

Spartan CA     7-10 years    3-10 years   8.8 years    none           42.7%      5% below     100%
Intermediate                                                                     inv. grade

Fidelity CA    8-18 years    none         15.4 years   65% of         69.0%      only         100%
Insured                                                assets                    inv. grade

Fidelity CA    8-18 years    none         14.5 years   none           37.4%      5% below     100%
Income                                                                           inv. grade


SPARTAN CA INCOME
 Although Spartan CA Income and Fidelity CA Income can invest in securities of any maturity, FMR seeks to manage the funds so that they generally react to changes in interest rates similar to municipal bonds with maturities between 8 and 18 years. As of March 31, 1997, the dollar-weighted average maturity of Spartan CA Income and Fidelity CA Income was 15.5 years and
14.5 years, respectively. Spartan CA Income and Fidelity CA Income do not have required levels for investments in insured bonds. However, as of March 31, 1997, the level of insured bonds for Spartan CA Income and Fidelity CA Income was 40.2% and 37.4%, respectively.
 Spartan CA Income and Fidelity CA Income normally invest in investment-grade securities, but reserve the right to invest up to 5% of their assets in below investment-grade securities. As of March 31, 1997, each fund held only investment-grade securities. Each Fund currently can invest all of its assets in securities subject to the federal alternative minimum tax. The interest from these investments is a tax-preference item for purposes of the federal alternative minimum tax. As of March 31, 1997, 8.01% of Spartan CA Income's and 0.20% of Fidelity CA Income's income dividends were subject to the federal alternative minimum tax.
SPARTAN CA INTERMEDIATE
 Spartan CA Intermediate is managed to have the same interest rate sensitivity as municipal bonds with maturities between 7 and 10 years and maintains an average maturity between 3 and 10 years. Although Fidelity CA Income can invest in securities of any maturity, FMR seeks to manage the fund so that it generally reacts to changes in interest rates similar to municipal bonds with maturities between 8 and 18 years. As of March 31, 1997, the dollar-weighted average maturity of Spartan CA Intermediate and Fidelity CA Income was 8.8 years and 14.5 years, respectively. Spartan CA Intermediate and Fidelity CA Income do not have required levels for investments in insured bonds. However, as of March 31, 1997, the level of insured bonds for Spartan CA Intermediate and Fidelity CA Income was 42.7% and 37.4%, respectively.
 Spartan CA Intermediate and Fidelity CA Income normally invest in investment-grade securities, but reserve the right to invest up to 5% of their assets in below investment-grade securities. As of March 31, 1997, each fund held only investment-grade securities. Each Fund currently can invest all of its assets in securities subject to the federal alternative minimum tax. The interest from these investments is a tax-preference item for purposes of the federal alternative minimum tax. As of March 31, 1997, 8.04% of Spartan CA Intermediate's and 0.20% of Fidelity CA Income's income dividends were subject to the federal alternative minimum tax.
 If shareholder approval of the Reorganization is received, FMR may sell shorter-term securities held by Spartan CA Intermediate in the period between shareholder approval and the Closing Date of the Reorganization. Such selling could cause the average portfolio maturity of Spartan CA Intermediate to rise above 10 years during this period. In the event of the sale of any of the fund's assets prior to the Reorganization, any transaction costs associated with such adjustments will be borne by Spartan CA Intermediate.
FIDELITY CA INSURED
 Although Fidelity CA Insured and Fidelity CA Income can invest in securities of any maturity, FMR seeks to manage the funds so that they generally react to changes in interest rates similar to municipal bonds with maturities between 8 and 18 years. As of March 31, 1997, the dollar-weighted average maturity of Fidelity CA Insured and Fidelity CA Income was 15.4 years and 14.5 years, respectively. Fidelity CA Insured, as a fundamental policy, invests at least 65% of its assets in insured municipal bonds. Fidelity CA Income does not have a required level for investments in insured bonds. As of March 31, 1997, the level of insured bonds for Fidelity CA Insured and Fidelity CA Income was 69.0% and 37.4%, respectively. However, despite the high credit quality of insured bonds, Fidelity CA Insured provided less downside protection than the other funds during 1994's bear market.
 Fidelity CA Insured invests only in investment-grade securities. Fidelity CA Income normally invests in investment-grade securities, but reserves the right to invest up to 5% of its assets in below investment-grade securities. As of March 31, 1997, each fund held only investment-grade securities. Each Fund currently can invest all of its assets in securities subject to the federal alternative minimum tax. The interest from these investments is a tax-preference item for purposes of the federal alternative minimum tax. As of March 31, 1997, 0.47% of Fidelity CA Insured's and 0.20% of Fidelity CA Income's income dividends were subject to the federal alternative minimum tax.
 If shareholder approval of the Reorganization is received, FMR may sell insured securities held by Fidelity CA Insured in the period between shareholder approval and the Closing Date of the Reorganization. Such selling could cause the level of insured bonds held by Fidelity CA Insured to fall below 65% during this period. In the event of the sale of any of the fund's assets prior to the Reorganization, any transaction costs associated with such adjustments will be borne by Fidelity CA Insured.
 The investment objective of each fund is fundamental and may not be changed without the approval of a vote of at least a majority of the outstanding voting securities of the fund. There can be no assurance that any fund will achieve its objective. With the exception of fundamental policies, investment policies of the funds can be changed without shareholder approval. The differences between the funds discussed above, except as noted, could be changed without a vote of shareholders.

PERFORMANCE COMPARISONS OF THE FUNDS
 The following table compares the funds' annual total returns for the periods indicated, as well as each fund's cumulative total return for the period from December 30, 1993 (commencement of operations of Spartan CA Intermediate) to March 31, 1997. Please note that total returns are based on past results and are not an indication of future performance.


            Annual Total Return                          Cumulative
            (periods ended March 31)                     Total
                                                         Return


                          1992     1993
                                                                              Decembe
                                            1994      1995    1996    1997    r 30,
                                                                              1993 to
                                                                              March
                                                                              31, 1997

Spartan CA Income         10.25%   13.72%   1.27%     5.40%   8.47%   6.13%   13.12%

Spartan CA Intermediate   n/a*     n/a*     -4.77%*   5.73%   8.42%   5.07%   14.70%

Fidelity CA Insured       10.52%   14.07%   -0.11%    5.56%   8.07%   5.39%   10.86%

Fidelity CA Income        9.36%    12.94%   1.22%     5.50%   8.44%   6.26%   13.47%


*  Spartan CA Intermediate commenced operations on December 30, 1993;
unannualized.
 As the table above shows, each fund has provided its shareholders with better performance than the others at various times during the periods shown. This differential in performance can be attributed primarily to the funds' differences in investment policies and historical differences in portfolio holdings resulting from the relative asset size of the funds and their available cash flows. However, despite its high credit quality, Fidelity CA Insured provided less downside protection than the other funds during 1994's bear market.
 The following graphs show the value of a hypothetical $10,000 investment in each fund made on December 30, 1993, assuming all distributions are reinvested. The graph compares the cumulative returns of the funds on a monthly basis from December 1993 through March 1997, and illustrates the relative volatility of their performance over shorter periods of time.
1993/12/30      10000.00                    10000.00
  1993/12/31      10003.18                    10003.00
  1994/01/31      10116.40                    10111.56
  1994/02/28       9836.90                     9823.16
  1994/03/31       9333.86                     9322.73
  1994/04/30       9373.07                     9360.76
  1994/05/31       9437.60                     9417.18
  1994/06/30       9341.16                     9332.47
  1994/07/31       9531.54                     9519.68
  1994/08/31       9564.35                     9548.49
  1994/09/30       9417.60                     9406.27
  1994/10/31       9186.55                     9189.26
  1994/11/30       8960.93                     8951.14
  1994/12/31       9114.73                     9105.87
  1995/01/31       9441.34                     9433.78
  1995/02/28       9747.28                     9739.22
  1995/03/31       9847.39                     9825.85
  1995/04/30       9849.26                     9822.84
  1995/05/31      10179.87                    10146.23
  1995/06/30      10047.78                    10014.95
  1995/07/31      10139.66                    10092.55
  1995/08/31      10258.25                    10209.43
  1995/09/30      10349.57                    10306.10
  1995/10/31      10523.80                    10485.15
  1995/11/30      10733.10                    10703.62
  1995/12/31      10862.33                    10833.54
  1996/01/31      10928.45                    10912.92
  1996/02/29      10844.10                    10804.97
  1996/03/31      10678.51                    10658.06
  1996/04/30      10643.57                    10614.28
  1996/05/31      10635.95                    10611.25
  1996/06/30      10776.72                    10741.93
  1996/07/31      10881.80                    10853.73
  1996/08/31      10901.41                    10871.06
  1996/09/30      11052.31                    11034.60
  1996/10/31      11196.58                    11179.01
  1996/11/30      11435.52                    11418.46
  1996/12/31      11378.85                    11350.53
  1997/01/31      11399.23                    11368.19
  1997/02/28      11511.66                    11478.10
  1997/03/31      11346.82                    11311.68
 1993/12/30      10000.00                    10000.00
  1993/12/31      10003.18                    10001.08
  1994/01/31      10116.40                    10115.55
  1994/02/28       9836.90                     9829.25
  1994/03/31       9333.86                     9523.29
  1994/04/30       9373.07                     9580.74
  1994/05/31       9437.60                     9660.52
  1994/06/30       9341.16                     9608.34
  1994/07/31       9531.54                     9784.83
  1994/08/31       9564.35                     9817.83
  1994/09/30       9417.60                     9714.96
  1994/10/31       9186.55                     9560.68
  1994/11/30       8960.93                     9395.32
  1994/12/31       9114.73                     9533.73
  1995/01/31       9441.34                     9775.24
  1995/02/28       9747.28                     9993.60
  1995/03/31       9847.39                    10068.68
  1995/04/30       9849.26                    10079.53
  1995/05/31      10179.87                    10390.50
  1995/06/30      10047.78                    10292.56
  1995/07/31      10139.66                    10420.69
  1995/08/31      10258.25                    10561.79
  1995/09/30      10349.57                    10626.21
  1995/10/31      10523.80                    10768.23
  1995/11/30      10733.10                    10920.68
  1995/12/31      10862.33                    10976.68
  1996/01/31      10928.45                    11076.65
  1996/02/29      10844.10                    11050.89
  1996/03/31      10678.51                    10916.41
  1996/04/30      10643.57                    10903.17
  1996/05/31      10635.95                    10890.45
  1996/06/30      10776.72                    10988.74
  1996/07/31      10881.80                    11077.14
  1996/08/31      10901.41                    11086.44
  1996/09/30      11052.31                    11197.32
  1996/10/31      11196.58                    11344.37
  1996/11/30      11435.52                    11536.33
  1996/12/31      11378.85                    11490.63
  1997/01/31      11399.23                    11523.91
  1997/02/28      11511.66                    11599.46
  1997/03/31      11346.82                    11469.81

  1993/12/30      10000.00                    10000.00
  1993/12/31      10003.18                    10002.84
  1994/01/31      10116.40                    10127.76
  1994/02/28       9836.90                     9786.14
  1994/03/31       9333.86                     9220.78
  1994/04/30       9373.07                     9273.73
  1994/05/31       9437.60                     9355.06
  1994/06/30       9341.16                     9237.19
  1994/07/31       9531.54                     9441.72
  1994/08/31       9564.35                     9457.66
  1994/09/30       9417.60                     9262.34
  1994/10/31       9186.55                     9030.22
  1994/11/30       8960.93                     8796.47
  1994/12/31       9114.73                     8978.43
  1995/01/31       9441.34                     9335.11
  1995/02/28       9747.28                     9659.08
  1995/03/31       9847.39                     9733.71
  1995/04/30       9849.26                     9717.84
  1995/05/31      10179.87                    10069.97
  1995/06/30      10047.78                     9873.49
  1995/07/31      10139.66                     9947.44
  1995/08/31      10258.25                    10091.37
  1995/09/30      10349.57                    10173.79
  1995/10/31      10523.80                    10358.91
  1995/11/30      10733.10                    10603.59
  1995/12/31      10862.33                    10728.89
  1996/01/31      10928.45                    10803.07
  1996/02/29      10844.10                    10669.81
  1996/03/31      10678.51                    10519.59
  1996/04/30      10643.57                    10462.39
  1996/05/31      10635.95                    10447.06
  1996/06/30      10776.72                    10566.09
  1996/07/31      10881.80                    10676.41
  1996/08/31      10901.41                    10669.50
  1996/09/30      11052.31                    10839.25
  1996/10/31      11196.58                    10971.63
  1996/11/30      11435.52                    11221.39
  1996/12/31      11378.85                    11141.18
  1997/01/31      11399.23                    11157.76
  1997/02/28      11511.66                    11255.69
  1997/03/31      11346.82                    11086.30


COMPARISON OF OTHER POLICIES OF THE FUNDS

 DIVERSIFICATION. Spartan CA Income, Spartan CA Intermediate, Fidelity CA Insured, and Fidelity CA Income have similar policies on diversification. Each fund is a non-diversified fund. Generally, to meet federal tax requirements at the close of each quarter, each fund does not invest more than 25% of its total assets in the securities of any one issuer and, with respect to 50% of total assets, does not invest more than 5% of its total assets in the securities of any one issuer. Because each fund can invest a significant portion of its assets in securities of individual issuers, changes in the market value of a single issuer could cause greater share-price fluctuation in these funds than would occur in a more diversified fund.
 OTHER INVESTMENT POLICIES. Each fund may borrow from banks or other funds advised by FMR, or through reverse repurchase agreements. As a matter of fundamental policy, each fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 33 1/3% of its total assets.
 FMR normally invests each fund's assets according to its investment strategy and does not expect to invest in federally or state taxable obligations. However, each fund reserves the right to invest without limitation in short-term instruments for temporary, defensive purposes. Spartan CA Income and Spartan CA Intermediate also reserve the right to hold a substantial amount of uninvested cash or to invest more than normally permitted in taxable obligations for temporary, defensive purposes. As a fundamental policy, during periods when FMR believes that California municipal securities that meet the funds' standards are not available, Fidelity CA Insured and Fidelity CA Income reserve the right to temporarily invest more than 20% of their assets in obligations that are only federally tax-exempt. Each fund may also enter into when-issued and delayed delivery transactions, invest in asset-backed securities, variable and floating rate securities, municipal lease obligations, securities with put features, private entity securities, and illiquid and restricted securities. As stated above, for more information about the risks and restrictions associated with these policies, see each fund's Prospectus, and for a more detailed discussion of the funds' investments, see their Statements of Additional Information, which are incorporated herein by reference.
OPERATIONS OF FIDELITY CA INCOME FOLLOWING THE REORGANIZATION
 FMR does not expect Fidelity CA Income to revise its investment policies as a result of the Reorganizations. In addition, FMR does not anticipate significant changes to the fund's management or to agents that provide the fund with services. Specifically, the Trustees and officers, the investment adviser, distributor, and other agents will continue to serve Fidelity CA Income in their current capacities. The funds currently have the same portfolio manager, Jonathan Short, who is expected to continue to be responsible for Fidelity CA Income's portfolio management after the Reorganizations.
 All of the current investments of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured are permissible investments for Fidelity CA Income. As explained above, however, Spartan CA Intermediate's maturity is shorter than Fidelity CA Income's, and Fidelity CA Insured's portfolio consists of a higher percentage of insured securities than Fidelity CA Income. Therefore, if shareholder approval of each Reorganization is received, FMR may sell shorter-term securities held by Spartan CA Intermediate and insured securities held by Fidelity CA Insured in the period between shareholder approval and the Closing Date of each Reorganization. Such selling could cause the average portfolio maturity of Spartan CA Intermediate to rise above 10 years and the level of insured bonds held by Fidelity CA Insured to fall below 65% during this period. In the event of the sale of any of the fund's assets after the effective date of the Reorganization, any transaction costs associated with such adjustments will be borne by Fidelity CA Income.
PURCHASES AND REDEMPTIONS
 The purchase policies for all funds are identical.
 Each fund's share price, or net asset value per share (NAV), is calculated every business day. Shares of each fund are sold without a sales charge. Shares are purchased at the next share price calculated after an investment is received and accepted. Share price is normally calculated at 4:00 p.m. Eastern time. Refer to a fund's Prospectus for more information regarding how to buy shares.
 The redemption policies for all funds are identical with the exception of Spartan CA Income's redemption fee.
 Shares of each fund may be redeemed on any business day at their NAV. Shares of each fund are redeemed at the next share price calculated after an order is received and accepted, normally 4:00 p.m. Eastern time. Spartan CA Income imposes a 0.50% redemption fee on shares held less than 180 days that, if applicable, is deducted from the amount redeemed.
 On February 28, 1997, each of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured closed to new accounts pending the Reorganizations. Each of Spartan CA Income's, Spartan CA Intermediate's, and Fidelity CA Insured's shareholders on or prior to that date, including participants in an employee benefit plan which offered the respective fund on or prior to that date (except participants in an employee benefit plan for which an affiliate of FMR maintains the accounts at the participant level other than pursuant to a recordkeeping agreement), can continue to purchase shares of their respective fund. Shareholders may redeem shares through the Closing Date of each Reorganization. If the Reorganizations are approved, the purchase and redemption policies of the surviving fund will remain unchanged. Fidelity CA Income does not currently impose a redemption fee; however, the combined fund reserves the right to adopt a redemption fee in the future if it believes it is appropriate.
EXCHANGES
 The exchange privilege currently offered by each fund is the same and is not expected to change after the Reorganizations. Shareholders of the funds may exchange their shares of a fund for shares of any other Fidelity fund available in a shareholder's state. Exchanges out of Spartan CA Income are currently subject to a 0.50% redemption fee on shares held less than 180 days, as described above in the "Purchases and Redemptions" section. Fidelity CA Income does not currently impose a redemption fee. If the Spartan CA Income Reorganization is approved, the redemption fee will be eliminated; however, the combined fund reserves the right to adopt a redemption fee in the future if it believes it is appropriate.
DIVIDENDS AND OTHER DISTRIBUTIONS
 Each fund distributes substantially all of its net investment income and capital gains to shareholders each year. Each fund declares income dividends daily and pays them monthly. Each fund normally distributes capital gains in April and December. On or before each Closing Date, each of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured may declare additional dividends or other distributions in order to distribute substantially all of its investment company taxable income and net realized capital gain.
 Each of Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured will be required to recognize gain or loss on Section 1256 contracts held by the individual fund on the last day of their taxable year which is February 28. If the Reorganizations are approved, gains or losses on Section 1256 contracts held on each Closing Date will be recognized on each Closing Date.
FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATIONS
 Each fund has received an opinion of its counsel, Kirkpatrick & Lockhart LLP, that the Reorganizations will constitute tax-free reorganizations within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Code). Accordingly, except with respect to Section 1256 contracts, no gain or loss will be recognized to the funds or their shareholders as a result of the Reorganizations. Please see the section entitled "Federal Income Tax Considerations" for more information.
 As of February 28, 1997, Spartan CA Income, Spartan CA Intermediate, Fidelity CA Insured, and Fidelity CA Income have capital loss carryforwards for federal tax purposes of approximately $8,463,000, $531,000, $7,171,000, and $4,627,000, respectively. Under current federal tax law, Fidelity CA Income may be limited to using only a portion, if any, of its capital loss carryforward or the capital loss carryforwards transferred by Spartan CA Income, Spartan CA Intermediate, and Fidelity CA Insured at the time of the Reorganizations ("capital loss carryforwards"). There is no assurance that Fidelity CA Income will be able to realize sufficient capital gains to use the capital loss carryforwards before they expire. The capital loss carryforward attributable to Spartan CA Income will expire between February 28, 2003 and February 29, 2004. The capital loss carryforward attributable to Spartan CA Intermediate will expire on February 28, 2003. The capital loss carryforward attributable to Fidelity CA Insured will expire between February 28, 2003 and February 29, 2004. The capital loss carryforward attributable to Fidelity CA Income will expire on February 29, 2004. COMPARISON OF PRINCIPAL RISK FACTORS
 Each fund is subject to the risks normally associated with bond funds. As described more fully below, the funds have identical investment objectives and similar policies and permissible investments.
 INVESTMENT STRATEGY. Spartan CA Intermediate maintains a shorter average maturity than Fidelity CA Income. It is managed to react to changes in interest rates similarly to municipal bonds with maturities between 7 and 10 years. This gives Spartan CA Intermediate less interest rate sensitivity than Fidelity CA Income which is managed so that it generally reacts to changes in interest rates similar to municipal bonds with maturities between 8 and 18 years. Interest rate sensitivity refers to how much a fund is affected by changes in interest rates. Generally, bond prices go down when interest rates go up and vice versa. The effects of interest rate sensitivity are more pronounced for longer-term securities, and therefore, more pronounced for funds which invest in longer-term securities. Thus, Fidelity CA Income may have better performance than Spartan CA Intermediate during periods of falling interest rates but may have worse performance during periods of rising interest rates.
 Fidelity CA Insured is required to invest at least 65% of its assets in municipal securities that are covered by insurance guaranteeing the timely payment of principal and interest. Fidelity CA Income does not have a required level for investments in insured bonds. Generally, insured bonds receive a higher credit rating than uninsured bonds; therefore, the greater the percentage of insured holdings, generally the higher the fund's credit quality. The credit quality of a bond has an impact on its price. In most cases, the higher the credit quality of a bond, the lower its yield will be; consequently, the price of the bond may be higher.
THE PROPOSED TRANSACTIONS
1. TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN SPARTAN CALIFORNIA MUNICIPAL INCOME FUND AND FIDELITY CALIFORNIA MUNICIPAL INCOME FUND.
REORGANIZATION PLAN
 The terms and conditions under which the proposed transaction may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Agreement, a copy of which is attached as
Exhibit 1 to this Proxy Statement.
 The Agreement contemplates (a) Fidelity CA Income acquiring as of the Closing Date all of the assets of Spartan CA Income in exchange solely for shares of Fidelity CA Income and the assumption by Fidelity CA Income of Spartan CA Income's liabilities; and (b) the distribution of shares of Fidelity CA Income to the shareholders of Spartan CA Income as provided for in the Agreement.
 The assets of Spartan CA Income to be acquired by Fidelity CA Income include all cash, cash equivalents, securities, receivables (including interest or dividends receivables), claims, choses in action, and other property owned by Spartan CA Income, and any deferred or prepaid expenses shown as an asset on the books of Spartan CA Income on the Closing Date. Fidelity CA Income will assume from Spartan CA Income all liabilities, debts, obligations, and duties of Spartan CA Income of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in the Agreement; provided, however, that Spartan CA Income will use its best efforts, to the extent practicable, to discharge all of its known liabilities prior to the Closing Date, other than liabilities incurred in the ordinary course of business. Fidelity CA Income also will deliver to Spartan CA Income the number of full and fractional shares of Fidelity CA Income having an aggregate net asset value equal to the value of the assets of Spartan CA Income less the respective liabilities of Spartan CA Income as of the Closing Date. Spartan CA Income shall then distribute the Fidelity CA Income shares PRO RATA to its shareholders.
 The value of Spartan CA Income's assets to be acquired by Fidelity CA Income and the amount of its liabilities to be assumed by Fidelity CA Income will be determined as of the close of business (4:00 p.m. Eastern time) of Spartan CA Income on the Closing Date, using the valuation procedures set forth in Spartan CA Income's then-current Prospectus and Statement of Additional Information. The net asset value of a share of Fidelity CA Income will be determined as of the same time using the valuation procedures set forth in its then-current Prospectus and Statement of Additional Information.
 As of the Closing Date, Spartan CA Income will distribute to its shareholders of record the shares of Fidelity CA Income it received, so that each Spartan CA Income shareholder will receive the number of full and fractional shares of Fidelity CA Income equal in value to the aggregate net asset value of shares of Spartan CA Income held by such shareholder on the Closing Date; Spartan CA Income will be liquidated as soon as practicable thereafter. Such distribution will be accomplished by opening accounts on the books of Fidelity CA Income in the names of the Spartan CA Income shareholders and by transferring thereto shares of Fidelity CA Income. Each Spartan CA Income shareholder's account shall be credited with the respective PRO RATA number of full and fractional shares (rounded to the third decimal place) of Fidelity CA Income due that shareholder. Fidelity CA Income shall not issue certificates representing its shares in connection with such exchange.
 Accordingly, immediately after the Reorganization, each former Spartan CA Income shareholder will own shares of Fidelity CA Income equal to the aggregate net asset value of that shareholder's shares of Spartan CA Income immediately prior to the Reorganization. The net asset value per share of Fidelity CA Income will be unchanged by the transaction. Thus, the Reorganization will not result in a dilution of any shareholder interest.
 Any transfer taxes payable upon issuance of shares of Fidelity CA Income in a name other than that of the registered holder of the shares on the books of Spartan CA Income as of that time shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of Spartan CA Income is and will continue to be its responsibility up to and including the Closing Date and such later date on which Spartan CA Income is liquidated.
 Pursuant to its management contract with Spartan CA Income and its all-inclusive management fee, FMR will bear the cost of the Reorganization, including professional fees, expenses associated with the filing of registration statements, and the cost of soliciting proxies for the Meeting, which will consist principally of printing and mailing prospectuses and proxy statements, together with the cost of any supplementary solicitation. However, there may be some transaction costs associated with portfolio adjustments to Spartan CA Income and Fidelity CA Income due to the Reorganization prior to the Closing Date which will be borne by Spartan CA Income and Fidelity CA Income, respectively. Any transaction costs associated with portfolio adjustments to Spartan CA Income and Fidelity CA Income due to the the Reorganization which occur after the Closing Date and any additional merger-related costs attributable to Fidelity CA Income which occur after the Closing Date will be borne by Fidelity CA Income. The funds may recognize a taxable gain or loss on the disposition of securities pursuant to these portfolio adjustments. See the section entitled "Reasons for the Reorganization."
 The consummation of the Reorganization is subject to a number of conditions set forth in the Agreement, some of which may be waived by a fund. In addition, the Agreement may be amended in any mutually agreeable manner, except that no amendment that may have a materially adverse effect on the shareholders' interests may be made subsequent to the Meeting. REASONS FOR THE REORGANIZATION
 The Board of Trustees (the Board) of the funds have determined that the Reorganization is in the best interests of the shareholders of both funds and that the Reorganization will not result in a dilution of the interests of shareholders of either fund.
 In considering the Reorganization, the Board considered a number of factors, including the following:
 (1)  the compatibility of the funds' investment objectives and policies;
 (2)  the historical performance of the funds;
 (3)  the relative expense ratios of the funds;
 (4)  the costs to be incurred by each fund as a result of the
Reorganization;
 (5)  the tax consequences of the Reorganization;
 (6)  the relative size of the funds;
 (7)  the elimination of duplicative funds;
 (8) the impact of changes to the municipal bond product line on the funds and their shareholders; and
 (9)  the benefit to FMR.
 FMR recommended the Reorganization to the Board at a meeting of the Board on February 20, 1997. In recommending the Reorganization, FMR also advised the Board that the funds have identical investment objectives, policies, and permissible investments. In particular, at that time FMR informed the Board that the funds differed primarily with respect to their expense structures. FMR subsequently noted to the Board that differences between the funds with respect to minimum investments, service features, and externalized fees have been eliminated.
 The Board also considered that former shareholders of Spartan CA Income will receive shares of Fidelity CA Income equal to the value of their shares of Spartan CA Income. In addition, the funds will receive an opinion of counsel that, except with respect to Section 1256 contracts, the Reorganization will not result in any gain or loss for Federal income tax purposes either to Spartan CA Income or Fidelity CA Income or to the shareholders of either fund.
 Furthermore, on February 20, 1997, the Board considered that combining the funds would result in an immediate benefit to shareholders by lowering expenses, as a percentage of net assets, by 0.02% for shareholders of Spartan CA Income and approximately 0.05% for shareholders of Fidelity CA Income (based on total fund operating expenses for the 12 months ended December 31, 1996), following the effective date of the Reorganization. Subsequently, FMR informed the Board that effective April 1, 1997, it would voluntarily agree to reimburse Fidelity CA Income's total operating expenses to the extent that they exceeded 0.55% of average net assets. FMR also represented to the Board that it would guarantee an expense ratio of 0.53% for the surviving fund (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999, resulting in a 0.02% savings to shareholders of both Spartan CA Income and Fidelity CA Income, if the Reorganization is approved. FMR informed the Board that it would pay all of Spartan CA Income's expenses associated with the Reorganization, including professional fees and the costs of proxy solicitation. The Board was informed that any expenses associated with the Reorganization, including professional fees and the costs of proxy solicitation, directly attributable to Fidelity CA Income would be borne by Fidelity CA Income, provided they do not exceed the fund's 0.55% expense cap. FMR further informed the Board that although the funds would bear any costs (as described above) associated with portfolio adjustments resulting from the Reorganization, FMR believed that such costs would be counterbalanced by the reduction in the expense ratio for both funds.
 Finally, the Board considered the proposed Reorganization in the context of a general goal of reducing the number of duplicative funds managed by FMR. While the reduction of duplicative funds and funds with lower assets potentially would benefit FMR, it also should benefit shareholders by facilitating increased operational efficiencies.
DESCRIPTION OF THE SECURITIES TO BE ISSUED
 Fidelity California Municipal Trust (the trust) is registered with the Securities and Exchange Commission (the Commission) as an open-end management investment company. The trust's Trustees are authorized to issue an unlimited number of shares of beneficial interest of separate series. Fidelity CA Income is one of four funds of the trust. Each share of Fidelity CA Income represents an equal proportionate interest with each other share of the fund, and each such share of Fidelity CA Income is entitled to equal voting, dividend, liquidation, and redemption rights. Each shareholder of the fund is entitled to one vote for each dollar value of net asset value of the fund that shareholder owns. Shares of Fidelity CA Income have no preemptive or conversion rights. The voting and dividend rights, the right of redemption, and the privilege of exchange are described in the fund's Prospectus. Shares are fully paid and nonassessable, except as set forth in the fund's Statement of Additional Information under the heading "Shareholder and Trustee Liability."
 The trust does not hold annual meetings of shareholders. There will normally be no meetings of shareholders for the purpose of electing Trustees unless less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholder meeting for the election of Trustees. Under the 1940 Act, shareholders of record of at least two-thirds of the outstanding shares of an investment company may remove a Trustee by votes cast in person or by proxy at a meeting called for that purpose. The Trustees are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any Trustee when requested in writing to do so by the shareholders of record holding at least 10% of the trust's outstanding shares.
FEDERAL INCOME TAX CONSIDERATIONS
 The exchange of Spartan CA Income's assets for Fidelity CA Income's shares and the assumption of the liabilities of Spartan CA Income by Fidelity CA Income is intended to qualify for federal income tax purposes as a tax-free reorganization under the Code. With respect to the Reorganization, the participating funds have received an opinion from Kirkpatrick & Lockhart LLP, counsel to Spartan CA Income and Fidelity CA Income, substantially to the effect that:
 (i) The acquisition by Fidelity CA Income of all of the assets of Spartan CA Income solely in exchange for Fidelity CA Income shares and the assumption by Fidelity CA Income of Spartan CA Income's liabilities, followed by the distribution by Spartan CA Income of Fidelity CA Income shares to the shareholders of Spartan CA Income pursuant to the liquidation of Spartan CA Income and constructively in exchange for their Spartan CA Income shares, will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Code, and Spartan CA Income and Fidelity CA Income will each be "a party to a reorganization" within the meaning of section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Spartan CA Income upon the transfer of all of its assets to Fidelity CA Income in exchange solely for Fidelity CA Income shares and Fidelity CA Income's assumption of Spartan CA Income's liabilities, followed by Spartan CA Income's subsequent distribution of those shares to shareholders in liquidation of Spartan CA Income;
 (iii) No gain or loss will be recognized by Fidelity CA Income upon the receipt of the assets of Spartan CA Income in exchange solely for Fidelity CA Income shares and its assumption of Spartan CA Income's liabilities;
 (iv) The shareholders of Spartan CA Income will recognize no gain or loss upon the exchange of their Spartan CA Income shares solely for Fidelity CA Income shares;
 (v) The basis of Spartan CA Income's assets in the hands of Fidelity CA Income will be the same as the basis of those assets in the hands of Spartan CA Income immediately prior to the Reorganization, and the holding period of those assets in the hands of Fidelity CA Income will include the holding period of those assets in the hands of Spartan CA Income;
 (vi) The basis of Spartan CA Income shareholders in Fidelity CA Income shares will be the same as their basis in Spartan CA Income shares to be surrendered in exchange therefor; and
 (vii) The holding period of the Fidelity CA Income shares to be received by the Spartan CA Income shareholders will include the period during which the Spartan CA Income shares to be surrendered in exchange therefor were held, provided such Spartan CA Income shares were held as capital assets by those shareholders on the date of the Reorganization.
 Shareholders of Spartan CA Income should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.
CAPITALIZATION
 The following table shows the capitalization of the funds as of February 28, 1997 and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization.
                                         NET ASSET VALUE   SHARES
                          NET ASSETS     PER SHARE         OUTSTANDING

Spartan CA Income         $401,503,212   $10.60            37,882,646

Fidelity CA Income        $485,897,915   $11.81            41,148,631

Pro Forma Combined Fund   $887,401,127   $11.81            75,139,808

CONCLUSION
 The Agreement and Plan of Reorganization and the transactions provided for therein were approved by the Board at a meeting held on February 20, 1997. The Board of Trustees of Fidelity California Municipal Trust determined that the proposed Reorganization is in the best interests of shareholders of each fund and that the interests of existing shareholders of Spartan CA Income and Fidelity CA Income would not be diluted as a result of the Reorganization. In the event that the Reorganization is not consummated, Spartan CA Income will continue to engage in business as a fund of a registered investment company and the Board of Fidelity California Municipal Trust will consider other proposals for the reorganization or liquidation of the fund.

2. TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME FUND AND FIDELITY CALIFORNIA MUNICIPAL INCOME FUND.
REORGANIZATION PLAN
 The terms and conditions under which the proposed transaction may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Agreement, a copy of which is attached as
Exhibit 2 to this Proxy Statement.
 The Agreement contemplates (a) Fidelity CA Income acquiring as of the Closing Date all of the assets of Spartan CA Intermediate in exchange solely for shares of Fidelity CA Income and the assumption by Fidelity CA Income of Spartan CA Intermediate's liabilities; and (b) the distribution of shares of Fidelity CA Income to the shareholders of Spartan CA Intermediate as provided for in the Agreement.
 The assets of Spartan CA Intermediate to be acquired by Fidelity CA Income include all cash, cash equivalents, securities, receivables (including interest or dividends receivables), claims, choses in action, and other property owned by Spartan CA Intermediate, and any deferred or prepaid expenses shown as an asset on the books of Spartan CA Intermediate on the Closing Date. Fidelity CA Income will assume from Spartan CA Intermediate all liabilities, debts, obligations, and duties of Spartan CA Intermediate of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in the Agreement; provided, however, that Spartan CA Intermediate will use its best efforts, to the extent practicable, to discharge all of its known liabilities prior to the Closing Date, other than liabilities incurred in the ordinary course of business. Fidelity CA Income also will deliver to Spartan CA Intermediate the number of full and fractional shares of Fidelity CA Income having an aggregate net asset value equal to the value of the assets of Spartan CA Intermediate less the respective liabilities of Spartan CA Intermediate as of the Closing Date. Spartan CA Intermediate shall then distribute the Fidelity CA Income shares PRO RATA to its shareholders.
 The value of Spartan CA Intermediate's assets to be acquired by Fidelity CA Income and the amount of its liabilities to be assumed by Fidelity CA Income will be determined as of the close of business (4:00 p.m. Eastern time) of Spartan CA Intermediate on the Closing Date, using the valuation procedures set forth in Spartan CA Intermediate's then-current Prospectus and Statement of Additional Information. The net asset value of a share of Fidelity CA Income will be determined as of the same time using the valuation procedures set forth in its then-current Prospectus and Statement of Additional Information.
 As of the Closing Date, Spartan CA Intermediate will distribute to its shareholders of record the shares of Fidelity CA Income it received, so that each Spartan CA Intermediate shareholder will receive the number of full and fractional shares of Fidelity CA Income equal in value to the aggregate net asset value of shares of Spartan CA Intermediate held by such shareholder on the Closing Date; Spartan CA Intermediate will be liquidated as soon as practicable thereafter. Such distribution will be accomplished by opening accounts on the books of Fidelity CA Income in the names of the Spartan CA Intermediate shareholders and by transferring thereto shares of Fidelity CA Income. Each Spartan CA Intermediate shareholder's account shall be credited with the respective PRO RATA number of full and fractional shares (rounded to the third decimal place) of Fidelity CA Income due that shareholder. Fidelity CA Income shall not issue certificates representing its shares in connection with such exchange.
 Accordingly, immediately after the Reorganization, each former Spartan CA Intermediate shareholder will own shares of Fidelity CA Income equal to the aggregate net asset value of that shareholder's shares of Spartan CA Intermediate immediately prior to the Reorganization. The net asset value per share of Fidelity CA Income will be unchanged by the transaction. Thus, the Reorganization will not result in a dilution of any shareholder interest.
 Any transfer taxes payable upon issuance of shares of Fidelity CA Income in a name other than that of the registered holder of the shares on the books of Spartan CA Intermediate as of that time shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of Spartan CA Intermediate is and will continue to be its responsibility up to and including the Closing Date and such later date on which Spartan CA Intermediate is liquidated.
 Pursuant to its management contract with Spartan CA Intermediate and its all-inclusive management fee, FMR will bear the cost of the Reorganization, including professional fees, expenses associated with the filing of registration statements, and the cost of soliciting proxies for the Meeting, which will consist principally of printing and mailing prospectuses and proxy statements, together with the cost of any supplementary solicitation. However, there may be some transaction costs associated with portfolio adjustments to Spartan CA Intermediate and Fidelity CA Income due to the Reorganization prior to the Closing Date which will be borne by Spartan CA Intermediate and Fidelity CA Income, respectively. Any transaction costs associated with portfolio adjustments to Spartan CA Intermediate and Fidelity CA Income due to the the Reorganization which occur after the Closing Date and any additional merger-related costs attributable to Fidelity CA Income which occur after the Closing Date will be borne by Fidelity CA Income. The funds may recognize a taxable gain or loss on the disposition of securities pursuant to these portfolio adjustments. See the section entitled "Reasons for the Reorganization."
 The consummation of the Reorganization is subject to a number of conditions set forth in the Agreement, some of which may be waived by a fund. In addition, the Agreement may be amended in any mutually agreeable manner, except that no amendment that may have a materially adverse effect on the shareholders' interests may be made subsequent to the Meeting. REASONS FOR THE REORGANIZATION
 The Board of Trustees (the Board) of the funds have determined that the Reorganization is in the best interests of the shareholders of both funds and that the Reorganization will not result in a dilution of the interests of shareholders of either Fund.
 In considering the Reorganization, the Board considered a number of factors, including the following:
 (1)  the compatibility of the funds' investment objectives and policies;
 (2)  the historical performance of the funds;
 (3)  the relative expense ratios of the funds;
 (4)  the costs to be incurred by each fund as a result of the
Reorganization;
 (5)  the tax consequences of the Reorganization;
 (6)  the relative size of the funds;
 (7)  the elimination of duplicative funds;
 (8) the impact of changes to the municipal bond product line on the funds and their shareholders; and
 (9)  the benefit to FMR.
 FMR recommended the Reorganization to the Board at a meeting of the Board on February 20, 1997. In recommending the Reorganization, FMR also advised the Board that the funds have identical investment objectives and similar policies and permissible investments. In particular, at that time FMR informed the Board that the funds differed primarily with respect to their expense structures and interest rate sensitivity. FMR subsequently noted to the Board that differences between the funds with respect to minimum investments, service features, and externalized fees have been eliminated.
 The Board also considered that former shareholders of Spartan CA Intermediate will receive shares of Fidelity CA Income equal to the value of their shares of Spartan CA Intermediate. In addition, the funds will receive an opinion of counsel that, except with respect to Section 1256 contracts, the Reorganization will not result in any gain or loss for Federal income tax purposes either to Spartan CA Intermediate or Fidelity CA Income or to the shareholders of either fund.
 Furthermore, on February 20, 1997, the Board considered that combining the funds would result in an immediate benefit to shareholders by lowering expenses, as a percentage of net assets, by 0.02% for shareholders of Spartan CA Intermediate and approximately 0.05% for shareholders of Fidelity CA Income (based on total fund operating expenses for the 12 months ended December 31, 1996), following the effective date of the Reorganization. Subsequently, FMR informed the Board that effective April 1, 1997, it would voluntarily agree to reimburse Fidelity CA Income's total operating expenses to the extent that they exceeded 0.55% of average net assets. FMR also represented to the Board that it would guarantee an expense ratio of 0.53% for the surviving fund (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999, resulting in a 0.02% savings to shareholders of both Spartan CA Intermediate and Fidelity CA Income, if the Reorganization is approved. FMR informed the Board that it would pay all of Spartan CA Intermediate's expenses associated with the Reorganization, including professional fees and the costs of proxy solicitation. The Board was informed that any expenses associated with the Reorganization, including professional fees and the costs of proxy solicitation, directly attributable to Fidelity CA Income would be borne by Fidelity CA Income, provided they do not exceed the fund's 0.55% expense cap. FMR further informed the Board that although the funds would bear any costs (as described above) associated with portfolio adjustments resulting from the Reorganization, FMR believed that such costs would be counterbalanced by the reduction in the expense ratio for both funds.
 Finally, the Board considered the proposed Reorganization in the context of a general goal of reducing the number of duplicative funds managed by FMR. While the reduction of duplicative funds and funds with lower assets potentially would benefit FMR, it also should benefit shareholders by facilitating increased operational efficiencies.
DESCRIPTION OF THE SECURITIES TO BE ISSUED
 Fidelity California Municipal Trust (the trust) is registered with the Securities and Exchange Commission (the Commission) as an open-end management investment company. The trust's Trustees are authorized to issue an unlimited number of shares of beneficial interest of separate series. Fidelity CA Income is one of four funds of the trust. Each share of Fidelity CA Income represents an equal proportionate interest with each other share of the fund, and each such share of Fidelity CA Income is entitled to equal voting, dividend, liquidation, and redemption rights. Each shareholder of the fund is entitled to one vote for each dollar value of net asset value of the fund that shareholder owns. Shares of Fidelity CA Income have no preemptive or conversion rights. The voting and dividend rights, the right of redemption, and the privilege of exchange are described in the fund's Prospectus. Shares are fully paid and nonassessable, except as set forth in the fund's Statement of Additional Information under the heading "Shareholder and Trustee Liability."
 The trust does not hold annual meetings of shareholders. There will normally be no meetings of shareholders for the purpose of electing Trustees unless less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholder meeting for the election of Trustees. Under the 1940 Act, shareholders of record of at least two-thirds of the outstanding shares of an investment company may remove a Trustee by votes cast in person or by proxy at a meeting called for that purpose. The Trustees are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any Trustee when requested in writing to do so by the shareholders of record holding at least 10% of the trust's outstanding shares.
FEDERAL INCOME TAX CONSIDERATIONS
 The exchange of Spartan CA Intermediate's assets for Fidelity CA Income's shares and the assumption of the liabilities of Spartan CA Intermediate by Fidelity CA Income is intended to qualify for federal income tax purposes as a tax-free reorganization under the Code. With respect to the Reorganization, the participating funds have received an opinion from Kirkpatrick & Lockhart LLP, counsel to Spartan CA Intermediate and Fidelity CA Income, substantially to the effect that:
 (i) The acquisition by Fidelity CA Income of all of the assets of Spartan CA Intermediate solely in exchange for Fidelity CA Income shares and the assumption by Fidelity CA Income of Spartan CA Intermediate's liabilities, followed by the distribution by Spartan CA Intermediate of Fidelity CA Income shares to the shareholders of Spartan CA Intermediate pursuant to the liquidation of Spartan CA Intermediate and constructively in exchange for their Spartan CA Intermediate shares, will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Code, and Spartan CA Intermediate and Fidelity CA Income will each be "a party to a reorganization" within the meaning of section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Spartan CA Intermediate upon the transfer of all of its assets to Fidelity CA Income in exchange solely for Fidelity CA Income shares and Fidelity CA Income's assumption of Spartan CA Intermediate's liabilities, followed by Spartan CA Intermediate's subsequent distribution of those shares to shareholders in liquidation of Spartan CA Intermediate;
 (iii) No gain or loss will be recognized by Fidelity CA Income upon the receipt of the assets of Spartan CA Intermediate in exchange solely for Fidelity CA Income shares and its assumption of Spartan CA Intermediate's liabilities;
 (iv) The shareholders of Spartan CA Intermediate will recognize no gain or loss upon the exchange of their Spartan CA Intermediate shares solely for Fidelity CA Income shares;
 (v) The basis of Spartan CA Intermediate's assets in the hands of Fidelity CA Income will be the same as the basis of those assets in the hands of Spartan CA Intermediate immediately prior to the Reorganization, and the holding period of those assets in the hands of Fidelity CA Income will include the holding period of those assets in the hands of Spartan CA Intermediate;
 (vi) The basis of Spartan CA Intermediate shareholders in Fidelity CA Income shares will be the same as their basis in Spartan CA Intermediate shares to be surrendered in exchange therefor; and
 (vii) The holding period of the Fidelity CA Income shares to be received by the Spartan CA Intermediate shareholders will include the period during which the Spartan CA Intermediate shares to be surrendered in exchange therefor were held, provided such Spartan CA Intermediate shares were held as capital assets by those shareholders on the date of the Reorganization.
 Shareholders of Spartan CA Intermediate should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.
CAPITALIZATION
 The following tables show the capitalization of the funds as of February 28, 1997 and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization.
                                         NET ASSET VALUE   SHARES
                          NET ASSETS     PER SHARE         OUTSTANDING

Spartan CA Intermediate   $74,735,701    $9.95             7,509,522

Fidelity CA Income        $485,897,915   $11.81            41,148,631

Pro Forma Combined Fund   $560,633,616   $11.81            47,471,094

CONCLUSION
 The Agreement and Plan of Reorganization and the transactions provided for therein were approved by the Board at a meeting held on February 20, 1997. The Board of Trustees of Fidelity California Municipal Trust determined that the proposed Reorganization is in the best interests of shareholders of each fund and that the interests of existing shareholders of Spartan CA Intermediate and Fidelity CA Income would not be diluted as a result of the Reorganization. In the event that the Reorganization is not consummated, Spartan CA Intermediate will continue to engage in business as a fund of a registered investment company and the Board of Fidelity California Municipal Trust will consider other proposals for the reorganization or liquidation of the fund.

3. TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND AND FIDELITY CALIFORNIA MUNICIPAL INCOME FUND.
REORGANIZATION PLAN
 The terms and conditions under which the proposed transaction may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Agreement, a copy of which is attached as
Exhibit 3 to this Proxy Statement.
 The Agreement contemplates (a) Fidelity CA Income acquiring as of the Closing Date all of the assets of Fidelity CA Insured in exchange solely for shares of Fidelity CA Income and the assumption by Fidelity CA Income of Fidelity CA Insured's liabilities; and (b) the distribution of shares of Fidelity CA Income to the shareholders of Fidelity CA Insured as provided for in the Agreement.
 The assets of Fidelity CA Insured to be acquired by Fidelity CA Income include all cash, cash equivalents, securities, receivables (including interest or dividends receivables), claims, choses in action, and other property owned by Fidelity CA Insured, and any deferred or prepaid expenses shown as an asset on the books of Fidelity CA Insured on the Closing Date. Fidelity CA Income will assume from Fidelity CA Insured all liabilities, debts, obligations, and duties of Fidelity CA Insured of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in the Agreement; provided, however, that Fidelity CA Insured will use its best efforts, to the extent practicable, to discharge all of its known liabilities prior to the Closing Date, other than liabilities incurred in the ordinary course of business. Fidelity CA Income also will deliver to Fidelity CA Insured the number of full and fractional shares of Fidelity CA Income having an aggregate net asset value equal to the value of the assets of Fidelity CA Insured less the respective liabilities of Fidelity CA Insured as of the Closing Date. Fidelity CA Insured shall then distribute the Fidelity CA Income shares PRO RATA to its shareholders.
 The value of Fidelity CA Insured's assets to be acquired by Fidelity CA Income and the amount of its liabilities to be assumed by Fidelity CA Income will be determined as of the close of business (4:00 p.m. Eastern time) of Fidelity CA Insured on the Closing Date, using the valuation procedures set forth in Fidelity CA Insured's then-current Prospectus and Statement of Additional Information. The net asset value of a share of Fidelity CA Income will be determined as of the same time using the valuation procedures set forth in its then-current Prospectus and Statement of Additional Information.
 As of the Closing Date, Fidelity CA Insured will distribute to its shareholders of record the shares of Fidelity CA Income it received, so that each Fidelity CA Insured shareholder will receive the number of full and fractional shares of Fidelity CA Income equal in value to the aggregate net asset value of shares of Fidelity CA Insured held by such shareholder on the Closing Date; Fidelity CA Insured will be liquidated as soon as practicable thereafter. Such distribution will be accomplished by opening accounts on the books of Fidelity CA Income in the names of the Fidelity CA Insured shareholders and by transferring thereto shares of Fidelity CA Income. Each Fidelity CA Insured shareholder's account shall be credited with the respective PRO RATA number of full and fractional shares (rounded to the third decimal place) of Fidelity CA Income due that shareholder. Fidelity CA Income shall not issue certificates representing its shares in connection with such exchange.
 Accordingly, immediately after the Reorganization, each former Fidelity CA Insured shareholder will own shares of Fidelity CA Income equal to the aggregate net asset value of that shareholder's shares of Fidelity CA Insured immediately prior to the Reorganization. The net asset value per share of Fidelity CA Income will be unchanged by the transaction. Thus, the Reorganization will not result in a dilution of any shareholder interest.
 Any transfer taxes payable upon issuance of shares of Fidelity CA Income in a name other than that of the registered holder of the shares on the books of Fidelity CA Insured as of that time shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of Fidelity CA Insured is and will continue to be its responsibility up to and including the Closing Date and such later date on which Fidelity CA Insured is liquidated.
 Pursuant to FMR's management contract with Fidelity CA Insured and Fidelity CA Income, any merger-related expenses directly attributable to Fidelity CA Insured or Fidelity CA Income will be borne by the individual fund which incurs them. There may be some transaction costs associated with portfolio adjustments to Fidelity CA Insured and Fidelity CA Income due to the the Reorganization prior to the Closing Date which will be borne by Fidelity CA Insured and Fidelity CA Income, respectively. Any transaction costs associated with portfolio adjustments to Fidelity CA Insured and Fidelity CA Income due to the Reorganization which occur after the Closing Date will be borne by Fidelity CA Income. The funds may recognize a taxable gain or loss on the disposition of securities pursuant to these portfolio adjustments. See the section entitled "Reasons for the Reorganization."
 The consummation of the Reorganization is subject to a number of conditions set forth in the Agreement, some of which may be waived by a fund. In addition, the Agreement may be amended in any mutually agreeable manner, except that no amendment that may have a materially adverse effect on the shareholders' interests may be made subsequent to the Meeting. REASONS FOR THE REORGANIZATION
 The Board of Trustees (the Board) of the funds have determined that the Reorganization is in the best interests of the shareholders of both funds and that the Reorganization will not result in a dilution of the interests of shareholders of either Fund.
 In considering the Reorganization, the Board considered a number of factors, including the following:
 (1)  the compatibility of the funds' investment objectives and policies;
 (2)  the historical performance of the funds;
 (3)  the relative expense ratios of the funds;
 (4)  the costs to be incurred by each fund as a result of the
Reorganization;
 (5)  the tax consequences of the Reorganization;
 (6)  the relative size of the funds;
 (7)  the elimination of duplicative funds;
 (8) the impact of changes to the municipal bond product line on the funds and their shareholders; and
 (9)  the benefit to FMR.
 FMR recommended the Reorganization to the Board at a meeting of the Board on February 20, 1997. In recommending the Reorganization, FMR also advised the Board that the funds have identical investment objectives and similar policies and permissible investments. In particular, at that time FMR informed the Board that the funds differed primarily with respect to their level of holdings in insured bonds. FMR subsequently noted to the Board that changes to the funds with respect to minimum investments have been made.
 The Board also considered that former shareholders of Fidelity CA Insured will receive shares of Fidelity CA Income equal to the value of their shares of Fidelity CA Insured. In addition, the funds will receive an opinion of counsel that, except with respect to Section 1256 contracts, the Reorganization will not result in any gain or loss for Federal income tax purposes either to Fidelity CA Insured or Fidelity CA Income or to the shareholders of either fund.
 Furthermore, on February 20, 1997, the Board considered that combining the funds would result in an immediate benefit to shareholders by lowering expenses, as a percentage of net assets, by approximately 0.07% for shareholders of Fidelity CA Insured and approximately 0.05% for shareholders of Fidelity CA Income (based on total fund operating expenses for the 12 months ended December 31, 1996), following the effective date of the Reorganization. Subsequently, FMR informed the Board that effective April 1, 1997, it would voluntarily agree to reimburse Fidelity CA Insured's and Fidelity CA Income's total operating expenses to the extent that they exceeded 0.55% of average net assets. FMR also represented to the Board that it would guarantee an expense ratio of 0.53% for the surviving fund (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999, resulting in a 0.02% savings to shareholders of both Fidelity CA Insured and Fidelity CA Income, if the Reorganization is approved. FMR informed the Board that any expenses associated with the Reorganization, including professional fees and the costs of proxy solicitation, directly attributable to Fidelity CA Insured or Fidelity CA Income would be borne by the individual fund which incurred them, provided they do not exceed the funds' 0.55% expense caps. FMR further informed the Board that although the funds would bear any costs (as described above) associated with portfolio adjustments resulting from the Reorganization, FMR believed that such costs would be counterbalanced by the reduction in the expense ratio for both funds.
 Finally, the Board considered the proposed Reorganization in the context of a general goal of reducing the number of duplicative funds managed by FMR. While the reduction of duplicative funds and funds with lower assets potentially would benefit FMR, it also should benefit shareholders by facilitating increased operational efficiencies.
DESCRIPTION OF THE SECURITIES TO BE ISSUED
 Fidelity California Municipal Trust (the trust) is registered with the Securities and Exchange Commission (the Commission) as an open-end management investment company. The trust's Trustees are authorized to issue an unlimited number of shares of beneficial interest of separate series. Fidelity CA Income is one of four funds of the trust. Each share of Fidelity CA Income represents an equal proportionate interest with each other share of the fund, and each such share of Fidelity CA Income is entitled to equal voting, dividend, liquidation, and redemption rights. Each shareholder of the fund is entitled to one vote for each dollar value of net asset value of the fund that shareholder owns. Shares of Fidelity CA Income have no preemptive or conversion rights. The voting and dividend rights, the right of redemption, and the privilege of exchange are described in the fund's Prospectus. Shares are fully paid and nonassessable, except as set forth in the fund's Statement of Additional Information under the heading "Shareholder and Trustee Liability."
 The trust does not hold annual meetings of shareholders. There will normally be no meetings of shareholders for the purpose of electing Trustees unless less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholder meeting for the election of Trustees. Under the 1940 Act, shareholders of record of at least two-thirds of the outstanding shares of an investment company may remove a Trustee by votes cast in person or by proxy at a meeting called for that purpose. The Trustees are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any Trustee when requested in writing to do so by the shareholders of record holding at least 10% of the trust's outstanding shares.
FEDERAL INCOME TAX CONSIDERATIONS
 The exchange of Fidelity CA Insured's assets for Fidelity CA Income's shares and the assumption of the liabilities of Fidelity CA Insured by Fidelity CA Income is intended to qualify for federal income tax purposes as a tax-free reorganization under the Code. With respect to the Reorganization, the participating funds have received an opinion from Kirkpatrick & Lockhart LLP, counsel to Fidelity CA Insured and Fidelity CA Income, substantially to the effect that:
 (i) The acquisition by Fidelity CA Income of all of the assets of Fidelity CA Insured solely in exchange for Fidelity CA Income shares and the assumption by Fidelity CA Income of Fidelity CA Insured's liabilities, followed by the distribution by Fidelity CA Insured of Fidelity CA Income shares to the shareholders of Fidelity CA Insured pursuant to the liquidation of Fidelity CA Insured and constructively in exchange for their Fidelity CA Insured shares, will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Code, and Fidelity CA Insured and Fidelity CA Income will each be "a party to a reorganization" within the meaning of section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Fidelity CA Insured upon the transfer of all of its assets to Fidelity CA Income in exchange solely for Fidelity CA Income shares and Fidelity CA Income's assumption of Fidelity CA Insured's liabilities, followed by Fidelity CA Insured's subsequent distribution of those shares to shareholders in liquidation of Fidelity CA Insured;
 (iii) No gain or loss will be recognized by Fidelity CA Income upon the receipt of the assets of Fidelity CA Insured in exchange solely for Fidelity CA Income shares and its assumption of Fidelity CA Insured's liabilities;
 (iv) The shareholders of Fidelity CA Insured will recognize no gain or loss upon the exchange of their Fidelity CA Insured shares solely for Fidelity CA Income shares;
 (v) The basis of Fidelity CA Insured's assets in the hands of Fidelity CA Income will be the same as the basis of those assets in the hands of Fidelity CA Insured immediately prior to the Reorganization, and the holding period of those assets in the hands of Fidelity CA Income will include the holding period of those assets in the hands of Fidelity CA Insured;
 (vi) The basis of Fidelity CA Insured shareholders in Fidelity CA Income shares will be the same as their basis in Fidelity CA Insured shares to be surrendered in exchange therefor; and
 (vii) The holding period of the Fidelity CA Income shares to be received by the Fidelity CA Insured shareholders will include the period during which the Fidelity CA Insured shares to be surrendered in exchange therefor were held, provided such Fidelity CA Insured shares were held as capital assets by those shareholders on the date of the Reorganization.
 Shareholders of Fidelity CA Insured should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.
CAPITALIZATION
 The following tables show the capitalization of the funds as of February 28, 1997 and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganizations.
                                         NET ASSET VALUE   SHARES
                          NET ASSETS     PER SHARE         OUTSTANDING

Fidelity CA Insured       $205,917,279   $10.35            19,890,562

Fidelity CA Income        $485,897,915   $11.81            41,148,631

Pro Forma Combined Fund   $691,815,194   $11.81            58,578,763

CONCLUSION
 The Agreement and Plan of Reorganization and the transactions provided for therein were approved by the Board at a meeting held on February 20, 1997. The Board of Trustees of Fidelity California Municipal Trust determined that the proposed Reorganization is in the best interests of shareholders of each fund and that the interests of existing shareholders of Fidelity CA Insured and Fidelity CA Income would not be diluted as a result of the Reorganization. In the event that the Reorganization is not consummated, Fidelity CA Insured will continue to engage in business as a fund of a registered investment company and the Board of Fidelity California Municipal Trust will consider other proposals for the reorganization or liquidation of the fund.
ADDITIONAL INFORMATION ABOUT FIDELITY CALIFORNIA MUNICIPAL INCOME FUND
 Fidelity California Municipal Income Fund's Prospectus dated April 19, 1997, is enclosed with this Proxy Statement and is incorporated herein by reference. The Prospectus contains additional information about the fund including its investment objective and policies, investment adviser, advisory fees and expenses, organization, and procedures for purchasing and redeeming shares.

FINANCIAL HIGHLIGHTS
CALIFORNIA MUNICIPAL INCOME FUND



1.Selected Per-Share Data and Ratios

2.Years ended                   1997      1996E     1995      1994F     1993D     1992C     1991C     1990C     1989C     1988C
February 28

3.Net asset value, beginning
of period                       $ 11.7    $ 11.1    $ 12.1    $ 12.4    $ 11.5    $ 11.3    $ 10.9    $ 11.0    $ 10.6    $ 10.9
                                20        20        00        30        40        00        40        80        20        50

4.Income from Investment
Operations                       .599      .625      .685      .719      .611      .744      .752      .756      .758      .760
 Net interest income

5. Net realized and
unrealized gain (loss)           .096      .597      (.830)    (.060)    .890      .240      .360      (.140)    .460      (.270)

6. Total from                    .695      1.222     (.145)    .659      1.501     .984      1.112     .616      1.218     .490
 investment
 operations

7.Less Distributions             (.602)    (.622)    (.685)    (.719)    (.611)    (.744)    (.752)    (.756)    (.758)    (.760)
 From net interest
  income

8. From net realized             (.003)    --        (.150)    (.270)    --        --        --        --        --        (.060)
 gain

9. Total distributions           (.605)    (.622)    (.835)    (.989)    (.611)    (.744)    (.752)    (.756)    (.758)    (.820)

10.Net asset value,             $ 11.8    $ 11.7    $ 11.1    $ 12.1    $ 12.4    $ 11.5    $ 11.3    $ 10.9    $ 11.0    $ 10.6
end of period                   10        20        20        00        30        40        00        40        80        20

11.Total returnB                6.16      11.25     (.91)     5.41      13.40     8.94      10.44     5.61      11.85     4.72
                                %         %         %         %         %         %         %         %         %         %

12.Net assets, end of period
(In millions)                   $ 486     $ 498     $ 477     $ 575     $ 587     $ 529     $ 524     $ 514     $ 494     $ 399

13.Ratio of expenses to
average net assets               .57%      .58%      .56%      .57%      .60%      .59%      .58%      .60%      .61%      .73%
                                                                       A

14.Ratio of net interest income
to average net assets            5.19      5.44      6.16      5.78      6.17      6.52      6.71      6.73      7.05      7.15
                                %         %         %         %         % A       %         %         %         %         %

15.Portfolio turnover rate       17%       37%       29%       44%       32%       23%       15%       34%       21%       52%
                                                                      A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
C YEARS ENDED APRIL 30
D MAY 1, 1992 TO FEBRUARY 28, 1993
E YEAR ENDED FEBRUARY 29
F EFFECTIVE MARCH 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
MISCELLANEOUS
 LEGAL MATTERS. Certain legal matters in connection with the issuance of Fidelity CA Income shares will be passed upon by Kirkpatrick & Lockhart LLP, counsel to the trust.
 EXPERTS. The audited financial statements of Spartan CA Income, Spartan CA Intermediate, Fidelity CA Insured, and Fidelity CA Income, incorporated by reference into the Statements of Additional Information, have been examined by Price Waterhouse LLP, independent accountants, whose reports thereon are included in the Annual Reports to Shareholders for the fiscal year ended February 28, 1997. The financial statements audited by Price Waterhouse LLP have been incorporated by reference in reliance on their reports given on their authority as experts in auditing and accounting.
AVAILABLE INFORMATION. Spartan CA Income, Spartan CA Intermediate, Fidelity CA Insured, and Fidelity CA Income are each subject to the informational requirements of the Securities and Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports, proxy material, and other information with the SEC. Such reports, proxy material, and other information can be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 and 7 World Trade Center, New York, NY 10048. Copies of such material can also be obtained from the Public Reference Branch Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington D.C. 20549, at prescribed rates.
Attachment 1
EXCERPTS FROM ANNUAL REPORT OF FIDELITY CALIFORNIA MUNICIPAL INCOME FUND DATED FEBRUARY 28, 1997
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED FEBRUARY 28, 1997                 PAST 1   PAST 5   PAST 10
                                                YEAR     YEARS    YEARS

Fidelity California Municipal Income            6.16%    7.10%    6.68%

Lehman Brothers California Municipal            5.49%    n/a      n/a
 Bond Index

California Municipal Debt Funds Average         4.81%    6.94%    6.67%

AVERAGE ANNUAL TOTAL RETURNS take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year. (Note: Lipper calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a slightly different figure than that obtained by averaging the cumulative total returns and annualizing the result.)

$10,000 OVER 10 YEARS
 1987/02/28      10000.00                    10000.00
  1987/03/31       9928.89                     9894.00
  1987/04/30       9168.64                     9397.52
  1987/05/31       9030.60                     9350.91
  1987/06/30       9192.73                     9625.45
  1987/07/31       9297.32                     9723.63
  1987/08/31       9343.70                     9745.51
  1987/09/30       8839.66                     9386.19
  1987/10/31       8921.84                     9419.42
  1987/11/30       9133.43                     9665.36
  1987/12/31       9311.80                     9805.60
  1988/01/31       9756.04                    10154.88
  1988/02/29       9881.50                    10262.22
  1988/03/31       9562.47                    10143.17
  1988/04/30       9601.15                    10220.26
  1988/05/31       9640.37                    10190.73
  1988/06/30       9796.64                    10339.82
  1988/07/31       9854.18                    10407.23
  1988/08/31       9894.08                    10416.39
  1988/09/30      10109.48                    10604.93
  1988/10/31      10344.86                    10791.57
  1988/11/30      10226.16                    10692.72
  1988/12/31      10408.28                    10802.11
  1989/01/31      10553.08                    11025.50
  1989/02/28      10451.49                    10899.70
  1989/03/31      10436.14                    10873.65
  1989/04/30      10738.93                    11131.79
  1989/05/31      10966.42                    11362.99
  1989/06/30      11106.09                    11517.30
  1989/07/31      11206.73                    11674.05
  1989/08/31      11070.50                    11559.76
  1989/09/30      11084.77                    11525.32
  1989/10/31      11195.17                    11666.27
  1989/11/30      11369.23                    11870.43
  1989/12/31      11414.96                    11967.53
  1990/01/31      11335.13                    11910.92
  1990/02/28      11480.00                    12016.93
  1990/03/31      11505.39                    12020.54
  1990/04/30      11341.38                    11933.51
  1990/05/31      11613.96                    12194.02
  1990/06/30      11720.72                    12301.20
  1990/07/31      11901.84                    12482.03
  1990/08/31      11737.09                    12300.79
  1990/09/30      11783.67                    12307.80
  1990/10/31      11935.94                    12531.07
  1990/11/30      12163.21                    12783.07
  1990/12/31      12209.23                    12838.67
  1991/01/31      12320.09                    13010.97
  1991/02/28      12365.58                    13124.16
  1991/03/31      12379.13                    13128.89
  1991/04/30      12525.10                    13303.50
  1991/05/31      12649.53                    13421.77
  1991/06/30      12652.35                    13408.48
  1991/07/31      12811.84                    13571.80
  1991/08/31      12926.63                    13750.54
  1991/09/30      13065.19                    13929.57
  1991/10/31      13226.52                    14054.94
  1991/11/30      13228.49                    14094.15
  1991/12/31      13449.54                    14396.61
  1992/01/31      13521.98                    14429.43
  1992/02/29      13545.04                    14434.05
  1992/03/31      13537.66                    14439.39
  1992/04/30      13644.81                    14567.90
  1992/05/31      13814.63                    14739.37
  1992/06/30      14030.25                    14986.69
  1992/07/31      14464.75                    15435.99
  1992/08/31      14264.15                    15285.49
  1992/09/30      14336.93                    15385.46
  1992/10/31      14071.18                    15234.22
  1992/11/30      14399.42                    15507.07
  1992/12/31      14621.55                    15665.39
  1993/01/31      14796.09                    15847.58
  1993/02/28      15472.68                    16420.79
  1993/03/31      15289.18                    16247.22
  1993/04/30      15426.34                    16411.15
  1993/05/31      15516.13                    16503.39
  1993/06/30      15766.18                    16778.83
  1993/07/31      15766.16                    16800.81
  1993/08/31      16150.62                    17150.60
  1993/09/30      16354.82                    17345.95
  1993/10/31      16382.74                    17379.42
  1993/11/30      16213.59                    17226.31
  1993/12/31      16585.71                    17589.96
  1994/01/31      16773.43                    17790.84
  1994/02/28      16310.01                    17330.05
  1994/03/31      15475.95                    16624.37
  1994/04/30      15540.95                    16765.35
  1994/05/31      15647.95                    16910.70
  1994/06/30      15488.04                    16807.38
  1994/07/31      15803.70                    17115.46
  1994/08/31      15858.11                    17174.68
  1994/09/30      15614.79                    16922.55
  1994/10/31      15231.70                    16622.01
  1994/11/30      14857.60                    16321.48
  1994/12/31      15112.62                    16680.72
  1995/01/31      15654.16                    17157.45
  1995/02/28      16161.40                    17656.39
  1995/03/31      16327.39                    17859.26
  1995/04/30      16330.49                    17880.34
  1995/05/31      16878.67                    18450.90
  1995/06/30      16659.65                    18290.38
  1995/07/31      16811.99                    18463.77
  1995/08/31      17008.61                    18697.89
  1995/09/30      17160.04                    18816.25
  1995/10/31      17448.91                    19089.84
  1995/11/30      17795.94                    19406.54
  1995/12/31      18010.21                    19593.03
  1996/01/31      18119.84                    19740.96
  1996/02/29      17979.98                    19607.71
  1996/03/31      17705.43                    19357.12
  1996/04/30      17647.50                    19302.34
  1996/05/31      17634.86                    19294.62
  1996/06/30      17868.26                    19504.74
  1996/07/31      18042.50                    19682.23
  1996/08/31      18075.01                    19677.51
  1996/09/30      18325.21                    19952.99
  1996/10/31      18564.41                    20178.66
  1996/11/30      18960.59                    20547.93
  1996/12/31      18866.62                    20461.63
  1997/01/31      18900.42                    20500.30
  1997/02/28      19086.83                    20688.50
$10,000 OVER 10 YEARS: Let's say hypothetically that $10,000 was invested in Fidelity California Municipal Income Fund on February 28, 1987. As the chart shows, by February 28, 1997, the value of the investment would have grown to $19,087 - a 90.87% increase on the initial investment. For comparison, look at how the Lehman Brothers Municipal Bond Index, which reflects the performance of the investment-grade municipal bond market, did over the same period. With dividends and capital gains, if any, reinvested, the same $10,000 would have grown to $20,688 - a 106.88% increase.

MARKET RECAP
Stable demand helped municipal
bonds perform better than their
investment-grade taxable
counterparts in the 12 months
ending February 28, 1997. However,
anticipation of short-term interest
rate increases by the Federal
Reserve Board negatively affected
all bonds. For the period, the
Lehman Brothers Municipal
Bond Index - a broad measure
of the municipal bond market - had
a total return of 5.51%. In
comparison, the Lehman Brothers
Aggregate Bond Index - a broad
measure of the performance of the
U.S. taxable bond market -
returned 5.35%. New issue supply
in the municipal market was strong
through the first half of the period,
but insurance companies and
individual investors helped sustain
demand. The diminishing likelihood of
significant tax reform in the near
future also helped support the muni
market. Like most domestic bonds,
munis were affected by signs of
strength in the economy in the first
half of 1996. Nevertheless, the
market conditions that supported the
muni market helped it enter the fall
trading at expensive levels relative
to its taxable counterparts. Munis
stalled because their rich valuations
inhibited demand and encouraged
selling. From December on, most
bond markets suffered from fears -
confirmed by Fed Chairman Alan
Greenspan's testimony before
Congress in late February - that
latent inflation pressures might
encourage the Fed to raise
short-term rates. Munis, however,
outperformed over the past few
months, in part because of a thin
supply of new issues.

An interview with Jonathan Short, Portfolio Manager of Fidelity California Municipal Income Fund
Q. HOW DID THE FUND PERFORM, JON?
A. For the year ending February 28, 1997, the fund had a total return of 6.16%. For comparison purposes, the California municipal debt funds average, as tracked by Lipper Analytical Services, returned 4.81%, and the Lehman Brothers California Municipal Bond Index returned 5.49% for the same one year period.
Q. WHAT TYPES OF BONDS DID WELL?
A. Baa-rated securities were some of the market's - and the fund's - best performers and were a key reason why the fund fared better than many of its competitors. The main driver for their strong returns was tightening credit spreads - meaning lower-quality bonds' yields fell relative to higher-quality bonds during the period. As a result, the prices of lower-quality bonds generally performed better than higher-quality securities. Toward the end of the period, I sold some of these Baa-rated securities in order to lock in their gains. I would also point to non-callable bonds, which can't be redeemed by their issuer prior to maturity, as other winners during the past six months. When interest rates fall, municipal issuers often call - or redeem - bonds before their maturity and issue new bonds as a way to lower their interest costs. Because the bond market experienced a small rally over the past six months, non-callable bonds generally performed better than callable bonds.
Q. WHAT STRATEGIES DID YOU EMPLOY OVER THE PAST SIX MONTHS?
A. I focused on bonds with maturities in the intermediate range - those with maturities of between five and 20 years - while keeping the fund's holdings in shorter- and longer-term bonds light. I chose to emphasize intermediate bonds because I believed that their expected total return was greater than that of longer-maturity bonds. Additionally, I did not believe that many longer-term securities offered enough additional yield to compensate investors for their added interest rate sensitivity. All in all, I felt that intermediate maturity bonds were attractive on a risk/return basis.
Q. THERE HAS BEEN A LOT OF CONSOLIDATION IN THE HEALTH CARE SECTOR RECENTLY. DID IT HAVE ANY EFFECT ON THE FUND?
A. Yes, it did. To the benefit of the fund, bonds issued by Sequoia Hospital performed well when it was merged with Catholic Health Care West. Additionally, our holdings in Eisenhower Hospital, issued by Rancho Mirage Joint Powers Financing Authority, were advance refunded. With an advance refunding, an issuer with existing bonds in the market will issue a second set of bonds. Proceeds from this sale are then invested in high-quality U.S. Treasury securities, and these Treasuries then secure the original bonds until the call date.
Q. THE FUND'S STAKE IN GENERAL OBLIGATION BONDS (GOS) ISSUED BY THE STATE HAS INCREASED OVER THE PAST SIX MONTHS. WHY WERE THESE SECURITIES ATTRACTIVE?
A. GOs issued by the state are backed by its full faith and credit and are repaid by general revenue, in contrast to revenue from a specific facility or project built with borrowed funds. In my opinion the state's credit worthiness has improved as its economy has rebounded. In fact, revenue collections have improved to the point where estimates call for the state's budget to post $1 billion more in revenues than originally projected.
Q. WHAT'S YOUR OUTLOOK?
A. From a supply and demand standpoint, I'm optimistic about municipals. I don't expect to see a tremendous amount of new bonds issued. What increase in supply we see likely will be easily digested if demand remains firm. How municipals fare over the next year will depend heavily on the direction of interest rates, but I don't think anyone can accurately pinpoint where interest rates will be a year from now. That said, we may continue to see some volatility in the bond market as long as there are conflicting signs about the economy and inflation trends.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT DATED FEBRUARY 28, 1997. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

JONATHAN SHORT ON
CALIFORNIA'S ECONOMY:
"The strength of California's
economic rebound is an
important component in the
overall performance of
California municipal bonds.
For a number of reasons, I am
optimistic about California's
economy. The first is
employment growth,
which continues to outpace
the nation as a whole.
Second, the state budget is
posting revenues well ahead
of projections, thanks mostly
to rising tax collections. Third,
the rebound has grown to be
more broad-based, with
Southern California finally
showing improvements after
lagging behind the northern
part of the state. Finally,
permits to build new houses
are up about 15% this year
and sales of existing homes
seem to have stabilized."
Attachment 2
ANNUAL FUND OPERATING EXPENSES FOR CERTAIN REORGANIZATIONS

IF JUST SPARTAN CA INCOME REORGANIZATION IS APPROVED:

                        SPARTAN CA    FIDELITY CA   PRO FORMA EXPENSES
                        INCOMEC       INCOMEA       COMBINED FUNDB

Management Fees         0.55%         0.37%         0.36%
(after reimbursement)

Other Expenses          0.00%         0.18%         0.17%

Total Fund              0.55%         0.55%         0.53%
Operating Expenses
(after reimbursement)

A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses). If this agreement were not in effect, the management fee, other expenses, and total fund operating expenses, as a percentage of average net assets, would have been 0.39%, 0.18%, and 0.57%, respectively.
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.17%, and 0.56%, respectively.
C FMR has entered into arrangements on behalf of the fund with the fund's custodian and transfer agent whereby interest earned on uninvested cash balances is used to reduce fund expenses. Including these reductions the total operating expenses presented in the table would have been 0.54%.

IF JUST SPARTAN CA INTERMEDIATE REORGANIZATION IS APPROVED:

                        SPARTAN CA      FIDELITY CA   PRO FORMA EXPENSES
                        INTERMEDIATEC   INCOMEA       COMBINED FUNDB

Management Fees         0.55%           0.37%         0.35%
(after reimbursement)

Other Expenses          0.00%           0.18%         0.18%

Total Fund              0.55%           0.55%         0.53%
Operating Expenses
(after reimbursement)

A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses). If this agreement were not in effect, the management fee, other expenses, and total fund operating expenses, as a percentage of average net assets, would have been 0.39%, 0.18%, and 0.57%, respectively.
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.18%, and 0.57%, respectively.
C FMR has entered into arrangements on behalf of the fund with the fund's custodian and transfer agent whereby interest earned on uninvested cash balances is used to reduce fund expenses. Including these reductions the total operating expenses presented in the table would have been 0.54%.

IF JUST FIDELITY CA INSURED REORGANIZATION IS APPROVED:

                        FIDELITY CA   FIDELITY CA   PRO FORMA EXPENSES
                        INSUREDA      INCOMEA       COMBINED FUNDB

Management Fees         0.34%         0.37%         0.35%
(after reimbursement)

Other Expenses          0.21%         0.18%         0.18%

Total Fund              0.55%         0.55%         0.53%
Operating Expenses
(after reimbursement)

A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses). If this agreement were not in effect, the management fee, other expenses, and total fund operating expenses, as a percentage of average net assets, would have been 0.39%, 0.21%, and 0.60%, respectively, for Fidelity CA Insured and 0.39%, 0.18%, and 0.57%, respectively, for Fidelity CA Income.
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.18%, and 0.57%, respectively.

IF JUST SPARTAN CA INCOME AND SPARTAN CA INTERMEDIATE REORGANIZATIONS ARE
APPROVED:

                                                                 PRO FORMA
                     SPARTAN CA    SPARTAN CA      FIDELITY CA   EXPENSES
                     INCOMEC       INTERMEDIATEC   INCOMEA       COMBINED FUNDB

Management Fees      0.55%         0.55%           0.37%         0.36%
(after
reimbursement)

Other Expenses       0.00%         0.00%           0.18%         0.17%

Total Fund           0.55%         0.55%           0.55%         0.53%
Operating Expenses
(after
reimbursement)

A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses). If this agreement were not in effect, the management fee, other expenses, and total fund operating expenses, as a percentage of average net assets, would have been 0.39%, 0.18%, and 0.57%, respectively.
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.17%, and 0.56%, respectively.
C FMR has entered into arrangements on behalf of each fund with the fund's custodian and transfer agent whereby interest earned on uninvested cash balances is used to reduce fund expenses. Including these reductions the total operating expenses presented in the table would have been 0.54% for each of Spartan CA Income and Spartan CA Intermediate.

IF JUST SPARTAN CA INCOME AND FIDELITY CA INSURED REORGANIZATIONS ARE
APPROVED:
                                                               PRO FORMA
                     SPARTAN CA    FIDELITY CA   FIDELITY CA   EXPENSES
                     INCOMEC       INSUREDA      INCOMEA       COMBINED FUNDB

Management Fees      0.55%         0.34%         0.37%         0.36%
(after
reimbursement)

Other Expenses       0.00%         0.21%         0.18%         0.17%

Total Fund           0.55%         0.55%         0.55%         0.53%
Operating Expenses
(after
reimbursement)

A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses). If this agreement were not in effect, the management fee, other expenses, and total fund operating expenses, as a percentage of average net assets, would have been 0.39%, 0.21%, and 0.60%, respectively, for Fidelity CA Insured and 0.39%, 0.18%, and 0.57%, respectively for Fidelity CA Income.
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.17%, and 0.56%, respectively.
C FMR has entered into arrangements on behalf of the fund with the fund's custodian and transfer agent whereby interest earned on uninvested cash balances is used to reduce fund expenses. Including these reductions the total operating expenses presented in the table would have been 0.54%.

IF JUST SPARTAN CA INTERMEDIATE AND FIDELITY CA INSURED REORGANIZATIONS ARE
APPROVED:

                                                                 PRO FORMA
                     SPARTAN CA      FIDELITY CA   FIDELITY CA   EXPENSES
                     INTERMEDIATEC   INSUREDA      INCOMEA       COMBINED FUNDB

Management Fees      0.55%           0.34%         0.37%         0.36%
(after
reimbursement)

Other Expenses       0.00%           0.21%         0.18%         0.17%

Total Fund           0.55%           0.55%         0.55%         0.53%
Operating Expenses
(after
reimbursement)

A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses). If this agreement were not in effect, the management fee, other expenses, and total fund operating expenses, as a percentage of average net assets, would have been 0.39%, 0.21%, and 0.60%, respectively, for Fidelity CA Insured and 0.39%, 0.18%, and 0.57%, respectively, for Fidelity CA Income.
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999. If this agreement were not in effect, the management fee, other expenses, and total operating expenses, as a percentage of average net assets, would be 0.39%, 0.17%, and 0.56%, respectively.
C FMR has entered into arrangements on behalf of the fund with the fund's custodian and transfer agent whereby interest earned on uninvested cash balances is used to reduce fund expenses. Including these reductions the total operating expenses presented in the table would have been 0.54%. Attachment 3
EXAMPLES OF FUND EXPENSES FOR CERTAIN REORGANIZATIONS

IF JUST SPARTAN CA INCOME REORGANIZATION IS APPROVED:

                      AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan CA Income     $6             $18             $31             $69

Fidelity CA IncomeA   $6             $18             $31             $69

Combined FundB        $5             $17             $30             $66


A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses).
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999.

IF JUST SPARTAN CA INTERMEDIATE REORGANIZATION IS APPROVED:

                          AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan CA Intermediate   $6             $18             $31             $69

Fidelity CA IncomeA       $6             $18             $31             $69

Combined FundB            $5             $17             $30             $66


A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses).
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999.

IF JUST FIDELITY CA INSURED REORGANIZATION IS APPROVED:

                       AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Fidelity CA InsuredA   $6             $18             $31             $69

Fidelity CA IncomeA    $6             $18             $31             $69

Combined FundB         $5             $17             $30             $66


A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses).
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999.

IF JUST SPARTAN CA INCOME AND SPARTAN CA INTERMEDIATE REORGANIZATIONS ARE
APPROVED:

                          AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan CA Income         $6             $18             $31             $69

Spartan CA Intermediate   $6             $18             $31             $69

Fidelity CA IncomeA       $6             $18             $31             $69

Combined FundB            $5             $17             $30             $66


A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses).
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999.

IF JUST SPARTAN CA INCOME AND FIDELITY CA INSURED REORGANIZATIONS ARE
APPROVED:

                       AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan CA Income      $6             $18             $31             $69

Fidelity CA InsuredA   $6             $18             $31             $69

Fidelity CA IncomeA    $6             $18             $31             $69

Combined FundB         $5             $17             $30             $66


A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses).
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999.

IF JUST SPARTAN CA INTERMEDIATE AND FIDELITY CA INSURED REORGANIZATIONS ARE
APPROVED:

                          AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan CA Intermediate   $6             $18             $31             $69

Fidelity CA InsuredA      $6             $18             $31             $69

Fidelity CA IncomeA       $6             $18             $31             $69

Combined FundB            $5             $17             $30             $66


A Effective April 1, 1997, FMR voluntarily agreed to reimburse the fund to the extent that total operating expenses exceed 0.55% (excluding interest, taxes, brokerage commissions and extraordinary expenses).
B FMR has agreed to limit the combined fund's total operating expenses to 0.53% of its average net assets (excluding interest, taxes, brokerage commissions and extraordinary expenses) through December 31, 1999.
 These examples assume that all dividends and other distributions are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs, which may vary. The assumed return of 5% is not a prediction of, and does not represent, actual or expected performance of any fund.

Exhibit 1
FORM OF
AGREEMENT AND PLAN OF REORGANIZATION

 THIS AGREEMENT AND PLAN OF REORGANIZATION (the Agreement) is made as of the 6th day of June, 1997 by and between Spartan California Municipal Income Fund (Spartan CA Income) and Fidelity California Municipal Income Fund (Fidelity CA Income), funds of Fidelity California Municipal Trust (the trust). The trust is a duly organized business trust under the laws of the Commonwealth of Massachusetts with its principal place of business at 82 Devonshire Street, Boston, Massachusetts 02109. Spartan California Municipal Income Fund and Fidelity California Municipal Income Fund may be referred to herein collectively as the "funds" or each individually as the "fund."
 This Agreement is intended to be, and is adopted as, a plan of reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Code). The reorganization will comprise: (a) the transfer of all of the assets of Spartan CA Income to Fidelity CA Income solely in exchange for shares of beneficial interest in Fidelity CA Income (the Fidelity CA Income Shares) and the assumption by Fidelity CA Income of Spartan CA Income's liabilities; and (b) the constructive distribution of such shares by Spartan CA Income PRO RATA to its shareholders in complete liquidation and termination of Spartan CA Income in exchange for all of Spartan CA Income's outstanding shares. Spartan CA Income shall receive shares of Fidelity CA Income having an aggregate net asset value equal to the value of the assets of Spartan CA Income on the Closing Date (as defined in Section 6), which Spartan CA Income shall then distribute PRO RATA to its shareholders. The foregoing transactions are referred to herein as the "Reorganization."
 In consideration of the mutual promises and subject to the terms and conditions herein, the parties covenant and agree as follows:
1. REPRESENTATIONS AND WARRANTIES OF SPARTAN CA INCOME. Spartan CA Income represents and warrants to and agrees with Fidelity CA Income that:
(a) Spartan CA Income is a series of Fidelity California Municipal Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity California Municipal Trust is an open-end, management investment company duly registered under the Investment Company Act of 1940, as amended (the 1940 Act), and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Spartan CA Income dated April 19, 1997, previously furnished to Fidelity CA Income, did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Spartan CA Income, threatened against Spartan CA Income which assert liability on the part of Spartan CA Income. Spartan CA Income knows of no facts which might form the basis for the institution of such proceedings;
(e) Spartan CA Income is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Spartan CA Income, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Spartan CA Income is a party or by which Spartan CA Income is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment or decree to which Spartan CA Income is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Spartan CA Income at February 28, 1997, have been audited by Price Waterhouse LLP, independent accountants, and have been furnished to Fidelity CA Income. Said Statements of Assets and Liabilities and Schedule of Investments fairly present the fund's financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Spartan CA Income has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of February 28, 1997 and those incurred in the ordinary course of Spartan CA Income's business as an investment company since February 28, 1997;
(h) The registration statement (Registration Statement) filed with the Securities and Exchange Commission (Commission) by Fidelity California Municipal Trust on Form N-14 relating to the shares of Fidelity CA Income issuable hereunder and the proxy statement of Spartan CA Income included therein (Proxy Statement), on the effective date of the Registration Statement and insofar as they relate to Spartan CA Income (i) comply in all material respects with the provisions of the Securities Act of 1933, as amended (the 1933 Act), the Securities Exchange Act of 1934, as amended (the 1934 Act), and the 1940 Act, and the rules and regulations thereunder, and (ii) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the Prospectus), as amended or supplemented, insofar as it relates to Spartan CA Income, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(i) All material contracts and commitments of Spartan CA Income (other than this Agreement) will be terminated without liability to Spartan CA Income prior to the Closing Date (other than those made in connection with redemptions of shares and the purchase and sale of portfolio securities made in the ordinary course of business);
(j) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Spartan CA Income of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(k) Spartan CA Income has filed or will file all federal and state tax returns which, to the knowledge of Spartan CA Income's officers, are required to be filed by Spartan CA Income and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Spartan CA Income's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(l) Spartan CA Income has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on the Closing Date;
(m) All of the issued and outstanding shares of Spartan CA Income are, and at the Closing Date will be, duly and validly issued and outstanding and fully paid and nonassessable as a matter of Massachusetts law (except as disclosed in the fund's Statement of Additional Information), and have been offered for sale and in conformity with all applicable federal securities laws. All of the issued and outstanding shares of Spartan CA Income will, at the Closing Date, be held by the persons and in the amounts set forth in the list of shareholders submitted to Fidelity CA Income in accordance with this Agreement;
(n) As of both the Valuation Time (as defined in Section 4) and the Closing Date, Spartan CA Income will have the full right, power, and authority to sell, assign, transfer, and deliver its portfolio securities and any other assets of Spartan CA Income to be transferred to Fidelity CA Income pursuant to this Agreement. As of the Closing Date, subject only to the delivery of Spartan CA Income's portfolio securities and any such other assets as contemplated by this Agreement, Fidelity CA Income will acquire Spartan CA Income's portfolio securities and any such other assets subject to no encumbrances, liens, or security interests (except for those that may arise in the ordinary course and are disclosed to Fidelity CA Income) and without any restrictions upon the transfer thereof; and
(o) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Spartan CA Income, and this Agreement constitutes a valid and binding obligation of Spartan CA Income enforceable in accordance with its terms, subject to shareholder approval.
2. REPRESENTATIONS AND WARRANTIES OF FIDELITY CA INCOME. Fidelity CA Income represents and warrants to and agrees with Spartan CA Income that:
(a) Fidelity CA Income is a series of Fidelity California Municipal Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity California Municipal Trust is an open-end, management investment company duly registered under the 1940 Act, and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Fidelity CA Income, dated April 19, 1997, previously furnished to Spartan CA Income did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Fidelity CA Income, threatened against Fidelity CA Income which assert liability on the part of Fidelity CA Income. Fidelity CA Income knows of no facts which might form the basis for the institution of such proceedings;
(e) Fidelity CA Income is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Fidelity CA Income, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Fidelity CA Income is a party or by which Fidelity CA Income is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which Fidelity CA Income is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Fidelity CA Income at February 28, 1997, have been audited by Price Waterhouse LLP, independent accountants, and have been furnished to Spartan CA Income. Said Statements of Assets and Liabilities and Schedule of Investments fairly present its financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Fidelity CA Income has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of February 28, 1997 and those incurred in the ordinary course of Fidelity CA Income's business as an investment company since February 28, 1997;
(h) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Fidelity CA Income of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(i) Fidelity CA Income has filed or will file all federal and state tax returns which, to the knowledge of Fidelity CA Income's officers, are required to be filed by Fidelity CA Income and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Fidelity CA Income's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(j) Fidelity CA Income has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on February 28, 1998;
(k) As of the Closing Date, the shares of beneficial interest of Fidelity CA Income to be issued to Spartan CA Income will have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassessable (except as disclosed in the fund's Statement of Additional Information) by Fidelity CA Income, and no shareholder of Fidelity CA Income will have any preemptive right of subscription or purchase in respect thereof;
(l) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Fidelity CA Income, and this Agreement constitutes a valid and binding obligation of Fidelity CA Income enforceable in accordance with its terms, subject to approval by the shareholders of Spartan CA Income;
(m) The Registration Statement and the Proxy Statement, on the effective date of the Registration Statement and insofar as they relate to Fidelity CA Income, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act, and the 1940 Act, and the rules and regulations thereunder, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the Prospectus, as amended or supplemented, insofar as it relates to Fidelity CA Income, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(n) The issuance of the Fidelity CA Income Shares pursuant to this Agreement will be in compliance with all applicable federal securities laws; and
(o) All of the issued and outstanding shares of beneficial interest of Fidelity CA Income have been offered for sale and sold in conformity with the federal securities laws.
3.  REORGANIZATION.
(a) Subject to the requisite approval of the shareholders of Spartan CA Income and to the other terms and conditions contained herein, Spartan CA Income agrees to assign, sell, convey, transfer, and deliver to Fidelity CA Income as of the Closing Date all of the assets of Spartan CA Income of every kind and nature existing on the Closing Date. Fidelity CA Income agrees in exchange therefor: (i) to assume all of Spartan CA Income's liabilities existing on or after the Closing Date, whether or not determinable on the Closing Date, and (ii) to issue and deliver to Spartan CA Income the number of full and fractional shares of Fidelity CA Income having an aggregate net asset value equal to the value of the assets of Spartan CA Income transferred hereunder, less the value of the liabilities of Spartan CA Income, determined as provided for under Section 4.
(b) The assets of Spartan CA Income to be acquired by Fidelity CA Income shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest or dividends receivable), claims, choses in action, and other property owned by Spartan CA Income, and any deferred or prepaid expenses shown as an asset on the books of Spartan CA Income on the Closing Date. Spartan CA Income will pay or cause to be paid to Fidelity CA Income any dividend or interest payments received by it on or after the Closing Date with respect to the assets transferred to Fidelity CA Income hereunder, and Fidelity CA Income will retain any dividend or interest payments received by it after the Valuation Time with respect to the assets transferred hereunder without regard to the payment date thereof.
(c) The liabilities of Spartan CA Income to be assumed by Fidelity CA Income shall include (except as otherwise provided for herein) all of Spartan CA Income's liabilities, debts, obligations, and duties, of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in this Agreement. Notwithstanding the foregoing, Spartan CA Income agrees to use its best efforts to discharge all of its known liabilities prior to the Closing Date, other than liabilities incurred in the ordinary course of business.
(d) Pursuant to this Agreement, as soon after the Closing Date as is conveniently practicable (the Liquidation Date), Spartan CA Income will constructively distribute PRO RATA to its shareholders of record, determined as of the Valuation Time on the Closing Date, the Fidelity CA Income Shares in exchange for such shareholders' shares of beneficial interest in Spartan CA Income and Spartan CA Income will be liquidated in accordance with Spartan CA Income's Amended and Restated Declaration of Trust. Such distribution shall be accomplished by the funds' transfer agent opening accounts on Fidelity CA Income's share transfer books in the names of the Spartan CA Income shareholders and transferring the Fidelity CA Income Shares thereto. Each Spartan CA Income shareholder's account shall be credited with the respective PRO RATA number of full and fractional (rounded to the third decimal place) Fidelity CA Income Shares due that shareholder. All outstanding Spartan CA Income shares, including any represented by certificates, shall simultaneously be canceled on Spartan CA Income's share transfer records. Fidelity CA Income shall not issue certificates representing the Fidelity CA Income Shares in connection with the Reorganization.
(e) Any reporting responsibility of Spartan CA Income is and shall remain its responsibility up to and including the date on which it is terminated.

(f) Any transfer taxes payable upon issuance of the Fidelity CA Income Shares in a name other than that of the registered holder on Spartan CA Income's books of the Spartan CA Income shares constructively exchanged for the Fidelity CA Income Shares shall be paid by the person to whom such Fidelity CA Income Shares are to be issued, as a condition of such transfer.
4.  VALUATION.
(a) The Valuation Time shall be 4:00 p.m. Eastern time on the Closing Date, or such other date as may be mutually agreed upon in writing by the parties hereto (the Valuation Time).
(b) As of the Closing Date, Fidelity CA Income will deliver to Spartan CA Income the number of Fidelity CA Income Shares having an aggregate net asset value equal to the value of the assets of Spartan CA Income transferred hereunder less the liabilities of Spartan CA Income, determined as provided in this Section 4.
(c) The net asset value per share of the Fidelity CA Income Shares to be delivered to Spartan CA Income, the value of the assets of Spartan CA Income transferred hereunder, and the value of the liabilities of Spartan CA Income to be assumed hereunder shall in each case be determined as of the Valuation Time.
(d) The net asset value per share of the Fidelity CA Income Shares shall be computed in the manner set forth in the then-current Fidelity CA Income Prospectus and Statement of Additional Information, and the value of the assets and liabilities of Spartan CA Income shall be computed in the manner set forth in the then-current Spartan CA Income Prospectus and Statement of Additional Information.
(e) All computations pursuant to this Section shall be made by or under the direction of Fidelity Service Company, Inc., a wholly owned subsidiary of FMR Corp., in accordance with its regular practice as pricing agent for Spartan CA Income and Fidelity CA Income.
5.  FEES; EXPENSES.
(a) Pursuant to Spartan CA Income's all-inclusive management contract with Fidelity Management & Research Company (FMR), FMR will pay all fees and expenses, including legal, accounting, printing, filing, and proxy solicitation expenses, portfolio transfer taxes (if any), or other similar expenses incurred in connection with the transactions contemplated by this Agreement (but not including costs incurred in connection with the purchase or sale of portfolio securities). Any merger-related expenses which may be attributable to Fidelity CA Income will be borne by Fidelity CA Income.
(b) Each of Fidelity CA Income and Spartan CA Income represents that there is no person who has dealt with it who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.
6.   CLOSING DATE.
(a) The Reorganization, together with related acts necessary to consummate the same (the Closing), unless otherwise provided herein, shall occur at the principal office of the Trust, 82 Devonshire Street, Boston, Massachusetts, as of the Valuation Time on August 14, 1997, or at some other time, date, and place agreed to by Spartan CA Income and Fidelity CA Income (the Closing Date).
(b) In the event that on the Closing Date: (i) any of the markets for securities held by the funds is closed to trading, or (ii) trading thereon is restricted, or (iii) trading or the reporting of trading on said market or elsewhere is disrupted, all so that accurate appraisal of the total net asset value of Spartan CA Income and the net asset value per share of Fidelity CA Income is impracticable, the Valuation Time and the Closing Date shall be postponed until the first business day after the day when such trading shall have been fully resumed and such reporting shall have been restored, or such other date as the parties may agree.
7.  SHAREHOLDER MEETING AND TERMINATION OF SPARTAN CA INCOME.
(a) Spartan CA Income agrees to call a meeting of its shareholders after the effective date of the Registration Statement, to consider transferring its assets to Fidelity CA Income as herein provided, adopting this Agreement, and authorizing the liquidation of Spartan CA Income.
(b) Spartan CA Income agrees that as soon as reasonably practicable after distribution of the Fidelity CA Income Shares, Spartan CA Income shall be terminated as a series of Fidelity California Municipal Trust pursuant to its Amended and Restated Declaration of Trust, any further actions shall be taken in connection therewith as required by applicable law, and on and after the Closing Date Spartan CA Income shall not conduct any business except in connection with its liquidation and termination.
8.  CONDITIONS TO OBLIGATIONS OF FIDELITY CA INCOME.
(a) That Spartan CA Income furnishes to Fidelity CA Income a statement, dated as of the Closing Date, signed by an officer of Fidelity California Municipal Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Spartan CA Income made in this Agreement are true and correct in all material respects and that Spartan CA Income has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates;
(b) That Spartan CA Income furnishes Fidelity CA Income with copies of the resolutions, certified by an officer of Fidelity California Municipal Trust, evidencing the adoption of this Agreement and the approval of the transactions contemplated herein by the requisite vote of the holders of the outstanding shares of beneficial interest of Spartan CA Income;

(c) That, on or prior to the Closing Date, Spartan CA Income will declare one or more dividends or distributions which, together with all previous such dividends or distributions attributable to its current taxable year, shall have the effect of distributing to the shareholders of Spartan CA Income substantially all of Spartan CA Income's investment company taxable income and all of its net realized capital gain, if any, as of the Closing Date;
(d) That Spartan CA Income shall deliver to Fidelity CA Income at the Closing a statement of its assets and liabilities, together with a list of its portfolio securities showing each such security's adjusted tax basis and holding period by lot, with values determined as provided in Section 4 of this Agreement, all as of the Valuation Time, certified on Spartan CA Income's behalf by its Treasurer or Assistant Treasurer;
(e) That Spartan CA Income's custodian shall deliver to Fidelity CA Income a certificate identifying the assets of Spartan CA Income held by such custodian as of the Valuation Time on the Closing Date and stating that as of the Valuation Time: (i) the assets held by the custodian will be transferred to Fidelity CA Income; (ii) Spartan CA Income's assets have been duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof; and (iii) to the best of the custodian's knowledge, all necessary taxes in conjunction with the delivery of the assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made;
(f) That Spartan CA Income's transfer agent shall deliver to Fidelity CA Income at the Closing a certificate setting forth the number of shares of Spartan CA Income outstanding as of the Valuation Time and the name and address of each holder of record of any such shares and the number of shares held of record by each such shareholder;
(g) That Spartan CA Income calls a meeting of its shareholders to be held after the effective date of the Registration Statement, to consider transferring its assets to Fidelity CA Income as herein provided, adopting this Agreement, and authorizing the liquidation and termination of Spartan CA Income;
(h) That Spartan CA Income delivers to Fidelity CA Income a certificate of an officer of Fidelity California Municipal Trust, dated as of the Closing Date, that there has been no material adverse change in Spartan CA Income's financial position since February 28, 1997, other than changes in the market value of its portfolio securities, or changes due to net redemptions of its shares, dividends paid, or losses from operations; and
(i) That all of the issued and outstanding shares of beneficial interest of Spartan CA Income shall have been offered for sale and sold in conformity with all applicable state securities laws and, to the extent that any audit of the records of Spartan CA Income or its transfer agent by Fidelity CA Income or its agents shall have revealed otherwise, Spartan CA Income shall have taken all actions that in the opinion of Fidelity CA Income are necessary to remedy any prior failure on the part of Spartan CA Income to have offered for sale and sold such shares in conformity with such laws.
9.  CONDITIONS TO OBLIGATIONS OF SPARTAN CA INCOME.
(a) That Fidelity CA Income shall have executed and delivered to Spartan CA Income an Assumption of Liabilities, certified by an officer of Fidelity California Municipal Trust, dated as of the Closing Date pursuant to which Fidelity CA Income will assume all of the liabilities of Spartan CA Income existing at the Valuation Time in connection with the transactions contemplated by this Agreement;
(b) That Fidelity CA Income furnishes to Spartan CA Income a statement, dated as of the Closing Date, signed by an officer of Fidelity California Municipal Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Fidelity CA Income made in this Agreement are true and correct in all material respects, and Fidelity CA Income has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates; and
(c) That Spartan CA Income shall have received an opinion of Kirkpatrick & Lockhart LLP, counsel to Spartan CA Income and Fidelity CA Income, to the effect that the Fidelity CA Income Shares are duly authorized and upon delivery to Spartan CA Income as provided in this Agreement will be validly issued and will be fully paid and nonassessable by Fidelity CA Income (except as disclosed in Spartan CA Income's Statement of Additional Information) and no shareholder of Fidelity CA Income has any preemptive right of subscription or purchase in respect thereof.
10.  CONDITIONS TO OBLIGATIONS OF FIDELITY CA INCOME AND SPARTAN CA INCOME.
(a) That this Agreement shall have been adopted and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of Spartan CA Income;
(b) That all consents of other parties and all other consents, orders, and permits of federal, state, and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no action" positions of such federal or state authorities) deemed necessary by Fidelity CA Income or Spartan CA Income to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of Fidelity CA Income or Spartan CA Income, provided that either party hereto may for itself waive any of such conditions;
(c) That all proceedings taken by either fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to it and its counsel, Kirkpatrick & Lockhart LLP;
(d) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement;
(e) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Fidelity CA Income and Spartan CA Income, threatened by the Commission; and
(f) That Fidelity CA Income and Spartan CA Income shall have received an opinion of Kirkpatrick & Lockhart LLP satisfactory to Fidelity CA Income and Spartan CA Income that for federal income tax purposes:
 (i) The Reorganization will be a reorganization under section 368(a)(1)(C) of the Code, and Spartan CA Income and Fidelity CA Income will each be parties to the Reorganization under section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Spartan CA Income upon the transfer of all of its assets to Fidelity CA Income in exchange solely for the Fidelity CA Income Shares and the assumption of Spartan CA Income's liabilities followed by the distribution of those Fidelity CA Income Shares to the shareholders of Spartan CA Income in liquidation of Spartan CA Income;
 (iii) No gain or loss will be recognized by Fidelity CA Income on the receipt of Spartan CA Income's assets in exchange solely for the Fidelity CA Income Shares and the assumption of Spartan CA Income's liabilities;
 (iv) The basis of Spartan CA Income's assets in the hands of Fidelity CA Income will be the same as the basis of such assets in Spartan CA Income's hands immediately prior to the Reorganization;
 (v) Fidelity CA Income's holding period in the assets to be received from Spartan CA Income will include Spartan CA Income's holding period in such assets;
 (vi) A Spartan CA Income shareholder will recognize no gain or loss on the exchange of his or her shares of beneficial interest in Spartan CA Income for the Fidelity CA Income Shares in the Reorganization;
 (vii) A Spartan CA Income shareholder's basis in the Fidelity CA Income Shares to be received by him or her will be the same as his or her basis in the Spartan CA Income shares exchanged therefor;
 (viii) A Spartan CA Income shareholder's holding period for his or her Fidelity CA Income Shares will include the holding period of Spartan CA Income shares exchanged, provided that those Spartan CA Income shares were held as capital assets on the date of the Reorganization.

 Notwithstanding anything herein to the contrary, each of Spartan CA Income and Fidelity CA Income may not waive the conditions set forth in this subsection 10(f).
11.  COVENANTS OF FIDELITY CA INCOME AND SPARTAN CA INCOME.
(a) Fidelity CA Income and Spartan CA Income each covenants to operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the payment of customary dividends and distributions;
(b) Spartan CA Income covenants that it is not acquiring the Fidelity CA Income Shares for the purpose of making any distribution other than in accordance with the terms of this Agreement;
(c) Spartan CA Income covenants that it will assist Fidelity CA Income in obtaining such information as Fidelity CA Income reasonably requests concerning the beneficial ownership of Spartan CA Income's shares; and
(d) Spartan CA Income covenants that its liquidation and termination will be effected in the manner provided in its Amended and Restated Declaration of Trust in accordance with applicable law and after the Closing Date, Spartan CA Income will not conduct any business except in connection with its liquidation and termination.
12.  TERMINATION; WAIVER.
 Fidelity CA Income and Spartan CA Income may terminate this Agreement by mutual agreement. In addition, either Fidelity CA Income or Spartan CA Income may at its option terminate this Agreement at or prior to the Closing Date because:
 (i) of a material breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date; or
 (ii) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.
In the event of any such termination, there shall be no liability for damages on the part of Spartan CA Income or Fidelity CA Income, or their respective Trustees or officers.
13.  SOLE AGREEMENT; AMENDMENTS; WAIVERS; SURVIVAL OF WARRANTIES.
(a) This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto and shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts.
(b) This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the respective President, any Vice President, or Treasurer of Fidelity CA Income or Spartan CA Income; provided, however, that following the shareholders' meeting called by Spartan CA Income pursuant to Section 7 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Fidelity CA Income Shares to be paid to Spartan CA Income shareholders under this Agreement to the detriment of such shareholders without their further approval.
(c) Either fund may waive any condition to its obligations hereunder, provided that such waiver does not have any material adverse effect on the interests of such fund's shareholders.
 The representations, warranties, and covenants contained in the Agreement, or in any document delivered pursuant hereto or in connection herewith, shall survive the consummation of the transactions contemplated hereunder.

14.  DECLARATIONS OF TRUST.
 A copy of the Declaration of Trust of each fund, as restated and amended, is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each fund as trustees and not individually and that the obligations of each Fund under this instrument are not binding upon any of such fund's Trustees, officers, or shareholders individually but are binding only upon the assets and property of such fund. Each fund agrees that its obligations hereunder apply only to such fund and not to its shareholders individually or to the Trustees of such fund.
15.  ASSIGNMENT.
 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.
 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by an appropriate officer.
SIGNATURE LINES OMITTED

Exhibit 2
FORM OF
AGREEMENT AND PLAN OF REORGANIZATION

 THIS AGREEMENT AND PLAN OF REORGANIZATION (the Agreement) is made as of the 6th day of June, 1997 by and between Spartan California Intermediate Municipal Income Fund (Spartan CA Intermediate) and Fidelity California Municipal Income Fund (Fidelity CA Income), funds of Fidelity California Municipal Trust (the trust). The trust is a duly organized business trust under the laws of the Commonwealth of Massachusetts with its principal place of business at 82 Devonshire Street, Boston, Massachusetts 02109. Spartan California Intermediate Municipal Income Fund and Fidelity California Municipal Income Fund may be referred to herein collectively as the "funds" or each individually as the "fund."
 This Agreement is intended to be, and is adopted as, a plan of reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Code). The reorganization will comprise: (a) the transfer of all of the assets of Spartan CA Intermediate to Fidelity CA Income solely in exchange for shares of beneficial interest in Fidelity CA Income (the Fidelity CA Income Shares) and the assumption by Fidelity CA Income of Spartan CA Intermediate's liabilities; and (b) the constructive distribution of such shares by Spartan CA Intermediate PRO RATA to its shareholders in complete liquidation and termination of Spartan CA Intermediate in exchange for all of Spartan CA Intermediate's outstanding shares. Spartan CA Intermediate shall receive shares of Fidelity CA Income having an aggregate net asset value equal to the value of the assets of Spartan CA Intermediate on the Closing Date (as defined in Section 6), which Spartan CA Intermediate shall then distribute PRO RATA to its shareholders. The foregoing transactions are referred to herein as the "Reorganization."
 In consideration of the mutual promises and subject to the terms and conditions herein, the parties covenant and agree as follows:
1. REPRESENTATIONS AND WARRANTIES OF SPARTAN CA INTERMEDIATE. Spartan CA Intermediate represents and warrants to and agrees with Fidelity CA Income that:
(a) Spartan CA Intermediate is a series of Fidelity California Municipal Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity California Municipal Trust is an open-end, management investment company duly registered under the Investment Company Act of 1940, as amended (the 1940 Act), and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Spartan CA Intermediate dated April 19, 1997, previously furnished to Fidelity CA Income, did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Spartan CA Intermediate, threatened against Spartan CA Intermediate which assert liability on the part of Spartan CA Intermediate. Spartan CA Intermediate knows of no facts which might form the basis for the institution of such proceedings;
(e) Spartan CA Intermediate is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Spartan CA Intermediate, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Spartan CA Intermediate is a party or by which Spartan CA Intermediate is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment or decree to which Spartan CA Intermediate is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Spartan CA Intermediate at February 28, 1997, have been audited by Price Waterhouse LLP, independent accountants, and have been furnished to Fidelity CA Income. Said Statements of Assets and Liabilities and Schedule of Investments fairly present the fund's financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Spartan CA Intermediate has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of February 28, 1997 and those incurred in the ordinary course of Spartan CA Intermediate's business as an investment company since February 28, 1997;
(h) The registration statement (Registration Statement) filed with the Securities and Exchange Commission (Commission) by Fidelity California Municipal Trust on Form N-14 relating to the shares of Fidelity CA Income issuable hereunder and the proxy statement of Spartan CA Intermediate included therein (Proxy Statement), on the effective date of the Registration Statement and insofar as they relate to Spartan CA Intermediate (i) comply in all material respects with the provisions of the Securities Act of 1933, as amended (the 1933 Act), the Securities Exchange Act of 1934, as amended (the 1934 Act), and the 1940 Act, and the rules and regulations thereunder, and (ii) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the Prospectus), as amended or supplemented, insofar as it relates to Spartan CA Intermediate, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(i) All material contracts and commitments of Spartan CA Intermediate (other than this Agreement) will be terminated without liability to Spartan CA Intermediate prior to the Closing Date (other than those made in connection with redemptions of shares and the purchase and sale of portfolio securities made in the ordinary course of business);
(j) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Spartan CA Intermediate of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(k) Spartan CA Intermediate has filed or will file all federal and state tax returns which, to the knowledge of Spartan CA Intermediate's officers, are required to be filed by Spartan CA Intermediate and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Spartan CA Intermediate's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(l) Spartan CA Intermediate has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on the Closing Date;
(m) All of the issued and outstanding shares of Spartan CA Intermediate are, and at the Closing Date will be, duly and validly issued and outstanding and fully paid and nonassessable as a matter of Massachusetts law (except as disclosed in the fund's Statement of Additional Information), and have been offered for sale and in conformity with all applicable federal securities laws. All of the issued and outstanding shares of Spartan CA Intermediate will, at the Closing Date, be held by the persons and in the amounts set forth in the list of shareholders submitted to Fidelity CA Income in accordance with this Agreement;
(n) As of both the Valuation Time (as defined in Section 4) and the Closing Date, Spartan CA Intermediate will have the full right, power, and authority to sell, assign, transfer, and deliver its portfolio securities and any other assets of Spartan CA Intermediate to be transferred to Fidelity CA Income pursuant to this Agreement. As of the Closing Date, subject only to the delivery of Spartan CA Intermediate's portfolio securities and any such other assets as contemplated by this Agreement, Fidelity CA Income will acquire Spartan CA Intermediate's portfolio securities and any such other assets subject to no encumbrances, liens, or security interests (except for those that may arise in the ordinary course and are disclosed to Fidelity CA Income) and without any restrictions upon the transfer thereof; and
(o) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Spartan CA Intermediate, and this Agreement constitutes a valid and binding obligation of Spartan CA Intermediate enforceable in accordance with its terms, subject to shareholder approval.
2. REPRESENTATIONS AND WARRANTIES OF FIDELITY CA INCOME. Fidelity CA Income represents and warrants to and agrees with Spartan CA Intermediate that:
(a) Fidelity CA Income is a series of Fidelity California Municipal Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity California Municipal Trust is an open-end, management investment company duly registered under the 1940 Act, and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Fidelity CA Income, dated April 19, 1997, previously furnished to Spartan CA Intermediate did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Fidelity CA Income, threatened against Fidelity CA Income which assert liability on the part of Fidelity CA Income. Fidelity CA Income knows of no facts which might form the basis for the institution of such proceedings;
(e) Fidelity CA Income is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Fidelity CA Income, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Fidelity CA Income is a party or by which Fidelity CA Income is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which Fidelity CA Income is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Fidelity CA Income at February 28, 1997, have been audited by Price Waterhouse LLP, independent accountants, and have been furnished to Spartan CA Intermediate. Said Statements of Assets and Liabilities and Schedule of Investments fairly present its financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Fidelity CA Income has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of February 28, 1997 and those incurred in the ordinary course of Fidelity CA Income's business as an investment company since February 28, 1997;
(h) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Fidelity CA Income of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(i) Fidelity CA Income has filed or will file all federal and state tax returns which, to the knowledge of Fidelity CA Income's officers, are required to be filed by Fidelity CA Income and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Fidelity CA Income's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(j) Fidelity CA Income has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on February 28, 1998;
(k) As of the Closing Date, the shares of beneficial interest of Fidelity CA Income to be issued to Spartan CA Intermediate will have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassessable (except as disclosed in the fund's Statement of Additional Information) by Fidelity CA Income, and no shareholder of Fidelity CA Income will have any preemptive right of subscription or purchase in respect thereof;
(l) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Fidelity CA Income, and this Agreement constitutes a valid and binding obligation of Fidelity CA Income enforceable in accordance with its terms, subject to approval by the shareholders of Spartan CA Intermediate;
(m) The Registration Statement and the Proxy Statement, on the effective date of the Registration Statement and insofar as they relate to Fidelity CA Income, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act, and the 1940 Act, and the rules and regulations thereunder, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the Prospectus, as amended or supplemented, insofar as it relates to Fidelity CA Income, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(n) The issuance of the Fidelity CA Income Shares pursuant to this Agreement will be in compliance with all applicable federal securities laws; and
(o) All of the issued and outstanding shares of beneficial interest of Fidelity CA Income have been offered for sale and sold in conformity with the federal securities laws.
3.  REORGANIZATION.
(a) Subject to the requisite approval of the shareholders of Spartan CA Intermediate and to the other terms and conditions contained herein, Spartan CA Intermediate agrees to assign, sell, convey, transfer, and deliver to Fidelity CA Income as of the Closing Date all of the assets of Spartan CA Intermediate of every kind and nature existing on the Closing Date. Fidelity CA Income agrees in exchange therefor: (i) to assume all of Spartan CA Intermediate's liabilities existing on or after the Closing Date, whether or not determinable on the Closing Date, and (ii) to issue and deliver to Spartan CA Intermediate the number of full and fractional shares of Fidelity CA Income having an aggregate net asset value equal to the value of the assets of Spartan CA Intermediate transferred hereunder, less the value of the liabilities of Spartan CA Intermediate, determined as provided for under Section 4.
(b) The assets of Spartan CA Intermediate to be acquired by Fidelity CA Income shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest or dividends receivable), claims, choses in action, and other property owned by Spartan CA Intermediate, and any deferred or prepaid expenses shown as an asset on the books of Spartan CA Intermediate on the Closing Date. Spartan CA Intermediate will pay or cause to be paid to Fidelity CA Income any dividend or interest payments received by it on or after the Closing Date with respect to the assets transferred to Fidelity CA Income hereunder, and Fidelity CA Income will retain any dividend or interest payments received by it after the Valuation Time with respect to the assets transferred hereunder without regard to the payment date thereof.
(c) The liabilities of Spartan CA Intermediate to be assumed by Fidelity CA Income shall include (except as otherwise provided for herein) all of Spartan CA Intermediate's liabilities, debts, obligations, and duties, of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in this Agreement. Notwithstanding the foregoing, Spartan CA Intermediate agrees to use its best efforts to discharge all of its known liabilities prior to the Closing Date, other than liabilities incurred in the ordinary course of business.
(d) Pursuant to this Agreement, as soon after the Closing Date as is conveniently practicable (the Liquidation Date), Spartan CA Intermediate will constructively distribute PRO RATA to its shareholders of record, determined as of the Valuation Time on the Closing Date, the Fidelity CA Income Shares in exchange for such shareholders' shares of beneficial interest in Spartan CA Intermediate and Spartan CA Intermediate will be liquidated in accordance with Spartan CA Intermediate's Amended and Restated Declaration of Trust. Such distribution shall be accomplished by the funds' transfer agent opening accounts on Fidelity CA Income's share transfer books in the names of the Spartan CA Intermediate shareholders and transferring the Fidelity CA Income Shares thereto. Each Spartan CA Intermediate shareholder's account shall be credited with the respective PRO RATA number of full and fractional (rounded to the third decimal place) Fidelity CA Income Shares due that shareholder. All outstanding Spartan CA Intermediate shares, including any represented by certificates, shall simultaneously be canceled on Spartan CA Intermediate's share transfer records. Fidelity CA Income shall not issue certificates representing the Fidelity CA Income Shares in connection with the Reorganization.
(e) Any reporting responsibility of Spartan CA Intermediate is and shall remain its responsibility up to and including the date on which it is terminated.
(f) Any transfer taxes payable upon issuance of the Fidelity CA Income Shares in a name other than that of the registered holder on Spartan CA Intermediate's books of the Spartan CA Intermediate shares constructively exchanged for the Fidelity CA Income Shares shall be paid by the person to whom such Fidelity CA Income Shares are to be issued, as a condition of such transfer.
4.  VALUATION.
(a) The Valuation Time shall be 4:00 p.m. Eastern time on the Closing Date, or such other date as may be mutually agreed upon in writing by the parties hereto (the Valuation Time).
(b) As of the Closing Date, Fidelity CA Income will deliver to Spartan CA Intermediate the number of Fidelity CA Income Shares having an aggregate net asset value equal to the value of the assets of Spartan CA Intermediate transferred hereunder less the liabilities of Spartan CA Intermediate, determined as provided in this Section 4.
(c) The net asset value per share of the Fidelity CA Income Shares to be delivered to Spartan CA Intermediate, the value of the assets of Spartan CA Intermediate transferred hereunder, and the value of the liabilities of Spartan CA Intermediate to be assumed hereunder shall in each case be determined as of the Valuation Time.
(d) The net asset value per share of the Fidelity CA Income Shares shall be computed in the manner set forth in the then-current Fidelity CA Income Prospectus and Statement of Additional Information, and the value of the assets and liabilities of Spartan CA Intermediate shall be computed in the manner set forth in the then-current Spartan CA Intermediate Prospectus and Statement of Additional Information.
(e) All computations pursuant to this Section shall be made by or under the direction of Fidelity Service Company, Inc., a wholly owned subsidiary of FMR Corp., in accordance with its regular practice as pricing agent for Spartan CA Intermediate and Fidelity CA Income.
5.  FEES; EXPENSES.
(a) Pursuant to Spartan CA Intermediate's all-inclusive management contract with Fidelity Management & Research Company (FMR), FMR will pay all fees and expenses, including legal, accounting, printing, filing, and proxy solicitation expenses, portfolio transfer taxes (if any), or other similar expenses incurred in connection with the transactions contemplated by this Agreement (but not including costs incurred in connection with the purchase or sale of portfolio securities). Any merger-related expenses which may be attributable to Fidelity CA Income will be borne by Fidelity CA Income.
(b) Each of Fidelity CA Income and Spartan CA Intermediate represents that there is no person who has dealt with it who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.
6.   CLOSING DATE.
(a) The Reorganization, together with related acts necessary to consummate the same (the Closing), unless otherwise provided herein, shall occur at the principal office of the Trust, 82 Devonshire Street, Boston, Massachusetts, as of the Valuation Time on August 21, 1997, or at some other time, date, and place agreed to by Spartan CA Intermediate and Fidelity CA Income (the Closing Date).
(b) In the event that on the Closing Date: (i) any of the markets for securities held by the funds is closed to trading, or (ii) trading thereon is restricted, or (iii) trading or the reporting of trading on said market or elsewhere is disrupted, all so that accurate appraisal of the total net asset value of Spartan CA Intermediate and the net asset value per share of Fidelity CA Income is impracticable, the Valuation Time and the Closing Date shall be postponed until the first business day after the day when such trading shall have been fully resumed and such reporting shall have been restored, or such other date as the parties may agree.
7.  SHAREHOLDER MEETING AND TERMINATION OF SPARTAN CA INTERMEDIATE.
(a) Spartan CA Intermediate agrees to call a meeting of its shareholders after the effective date of the Registration Statement, to consider transferring its assets to Fidelity CA Income as herein provided, adopting this Agreement, and authorizing the liquidation of Spartan CA Intermediate.
(b) Spartan CA Intermediate agrees that as soon as reasonably practicable after distribution of the Fidelity CA Income Shares, Spartan CA Intermediate shall be terminated as a series of Fidelity California Municipal Trust pursuant to its Amended and Restated Declaration of Trust, any further actions shall be taken in connection therewith as required by applicable law, and on and after the Closing Date Spartan CA Intermediate shall not conduct any business except in connection with its liquidation and termination.
8.  CONDITIONS TO OBLIGATIONS OF FIDELITY CA INCOME.
(a) That Spartan CA Intermediate furnishes to Fidelity CA Income a statement, dated as of the Closing Date, signed by an officer of Fidelity California Municipal Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Spartan CA Intermediate made in this Agreement are true and correct in all material respects and that Spartan CA Intermediate has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates;
(b) That Spartan CA Intermediate furnishes Fidelity CA Income with copies of the resolutions, certified by an officer of Fidelity California Municipal Trust, evidencing the adoption of this Agreement and the approval of the transactions contemplated herein by the requisite vote of the holders of the outstanding shares of beneficial interest of Spartan CA Intermediate;

(c) That, on or prior to the Closing Date, Spartan CA Intermediate will declare one or more dividends or distributions which, together with all previous such dividends or distributions attributable to its current taxable year, shall have the effect of distributing to the shareholders of Spartan CA Intermediate substantially all of Spartan CA Intermediate's investment company taxable income and all of its net realized capital gain, if any, as of the Closing Date;
(d) That Spartan CA Intermediate shall deliver to Fidelity CA Income at the Closing a statement of its assets and liabilities, together with a list of its portfolio securities showing each such security's adjusted tax basis and holding period by lot, with values determined as provided in Section 4 of this Agreement, all as of the Valuation Time, certified on Spartan CA Intermediate's behalf by its Treasurer or Assistant Treasurer;
(e) That Spartan CA Intermediate's custodian shall deliver to Fidelity CA Income a certificate identifying the assets of Spartan CA Intermediate held by such custodian as of the Valuation Time on the Closing Date and stating that as of the Valuation Time: (i) the assets held by the custodian will be transferred to Fidelity CA Income; (ii) Spartan CA Intermediate's assets have been duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof; and (iii) to the best of the custodian's knowledge, all necessary taxes in conjunction with the delivery of the assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made;
(f) That Spartan CA Intermediate's transfer agent shall deliver to Fidelity CA Income at the Closing a certificate setting forth the number of shares of Spartan CA Intermediate outstanding as of the Valuation Time and the name and address of each holder of record of any such shares and the number of shares held of record by each such shareholder;
(g) That Spartan CA Intermediate calls a meeting of its shareholders to be held after the effective date of the Registration Statement, to consider transferring its assets to Fidelity CA Income as herein provided, adopting this Agreement, and authorizing the liquidation and termination of Spartan CA Intermediate;
(h) That Spartan CA Intermediate delivers to Fidelity CA Income a certificate of an officer of Fidelity California Municipal Trust, dated as of the Closing Date, that there has been no material adverse change in Spartan CA Intermediate's financial position since February 28, 1997, other than changes in the market value of its portfolio securities, or changes due to net redemptions of its shares, dividends paid, or losses from operations; and
(i) That all of the issued and outstanding shares of beneficial interest of Spartan CA Intermediate shall have been offered for sale and sold in conformity with all applicable state securities laws and, to the extent that any audit of the records of Spartan CA Intermediate or its transfer agent by Fidelity CA Income or its agents shall have revealed otherwise, Spartan CA Intermediate shall have taken all actions that in the opinion of Fidelity CA Income are necessary to remedy any prior failure on the part of Spartan CA Intermediate to have offered for sale and sold such shares in conformity with such laws.
9.  CONDITIONS TO OBLIGATIONS OF SPARTAN CA INTERMEDIATE.
(a) That Fidelity CA Income shall have executed and delivered to Spartan CA Intermediate an Assumption of Liabilities, certified by an officer of Fidelity California Municipal Trust, dated as of the Closing Date pursuant to which Fidelity CA Income will assume all of the liabilities of Spartan CA Intermediate existing at the Valuation Time in connection with the transactions contemplated by this Agreement;
(b) That Fidelity CA Income furnishes to Spartan CA Intermediate a statement, dated as of the Closing Date, signed by an officer of Fidelity California Municipal Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Fidelity CA Income made in this Agreement are true and correct in all material respects, and Fidelity CA Income has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates; and
(c) That Spartan CA Intermediate shall have received an opinion of Kirkpatrick & Lockhart LLP, counsel to Spartan CA Intermediate and Fidelity CA Income, to the effect that the Fidelity CA Income Shares are duly authorized and upon delivery to Spartan CA Intermediate as provided in this Agreement will be validly issued and will be fully paid and nonassessable by Fidelity CA Income (except as disclosed in Spartan CA Intermediate's Statement of Additional Information) and no shareholder of Fidelity CA Income has any preemptive right of subscription or purchase in respect thereof.
10.  CONDITIONS TO OBLIGATIONS OF FIDELITY CA INCOME AND SPARTAN CA
INTERMEDIATE.
(a) That this Agreement shall have been adopted and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of Spartan CA Intermediate;
(b) That all consents of other parties and all other consents, orders, and permits of federal, state, and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no action" positions of such federal or state authorities) deemed necessary by Fidelity CA Income or Spartan CA Intermediate to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of Fidelity CA Income or Spartan CA Intermediate, provided that either party hereto may for itself waive any of such conditions;
(c) That all proceedings taken by either fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to it and its counsel, Kirkpatrick & Lockhart LLP;
(d) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement;
(e) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Fidelity CA Income and Spartan CA Intermediate, threatened by the Commission; and
(f) That Fidelity CA Income and Spartan CA Intermediate shall have received an opinion of Kirkpatrick & Lockhart LLP satisfactory to Fidelity CA Income and Spartan CA Intermediate that for federal income tax purposes:
 (i) The Reorganization will be a reorganization under section 368(a)(1)(C) of the Code, and Spartan CA Intermediate and Fidelity CA Income will each be parties to the Reorganization under section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Spartan CA Intermediate upon the transfer of all of its assets to Fidelity CA Income in exchange solely for the Fidelity CA Income Shares and the assumption of Spartan CA Intermediate's liabilities followed by the distribution of those Fidelity CA Income Shares to the shareholders of Spartan CA Intermediate in liquidation of Spartan CA Intermediate;
 (iii) No gain or loss will be recognized by Fidelity CA Income on the receipt of Spartan CA Intermediate's assets in exchange solely for the Fidelity CA Income Shares and the assumption of Spartan CA Intermediate's liabilities;
 (iv) The basis of Spartan CA Intermediate's assets in the hands of Fidelity CA Income will be the same as the basis of such assets in Spartan CA Intermediate's hands immediately prior to the Reorganization;
 (v) Fidelity CA Income's holding period in the assets to be received from Spartan CA Intermediate will include Spartan CA Intermediate's holding period in such assets;
 (vi) A Spartan CA Intermediate shareholder will recognize no gain or loss on the exchange of his or her shares of beneficial interest in Spartan CA Intermediate for the Fidelity CA Income Shares in the Reorganization;
 (vii) A Spartan CA Intermediate shareholder's basis in the Fidelity CA Income Shares to be received by him or her will be the same as his or her basis in the Spartan CA Intermediate shares exchanged therefor;
 (viii) A Spartan CA Intermediate shareholder's holding period for his or her Fidelity CA Income Shares will include the holding period of Spartan CA Intermediate shares exchanged, provided that those Spartan CA Intermediate shares were held as capital assets on the date of the Reorganization.

 Notwithstanding anything herein to the contrary, each of Spartan CA Intermediate and Fidelity CA Income may not waive the conditions set forth in this subsection 10(f).
11.  COVENANTS OF FIDELITY CA INCOME AND SPARTAN CA INTERMEDIATE.
(a) Fidelity CA Income and Spartan CA Intermediate each covenants to operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the payment of customary dividends and distributions;
(b) Spartan CA Intermediate covenants that it is not acquiring the Fidelity CA Income Shares for the purpose of making any distribution other than in accordance with the terms of this Agreement;
(c) Spartan CA Intermediate covenants that it will assist Fidelity CA Income in obtaining such information as Fidelity CA Income reasonably requests concerning the beneficial ownership of Spartan CA Intermediate's shares; and
(d) Spartan CA Intermediate covenants that its liquidation and termination will be effected in the manner provided in its Amended and Restated Declaration of Trust in accordance with applicable law and after the Closing Date, Spartan CA Intermediate will not conduct any business except in connection with its liquidation and termination.
12.  TERMINATION; WAIVER.
 Fidelity CA Income and Spartan CA Intermediate may terminate this Agreement by mutual agreement. In addition, either Fidelity CA Income or Spartan CA Intermediate may at its option terminate this Agreement at or prior to the Closing Date because:
 (i) of a material breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date; or
 (ii) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.
In the event of any such termination, there shall be no liability for damages on the part of Spartan CA Intermediate or Fidelity CA Income, or their respective Trustees or officers.
13.  SOLE AGREEMENT; AMENDMENTS; WAIVERS; SURVIVAL OF WARRANTIES.
(a) This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto and shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts.
(b) This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the respective President, any Vice President, or Treasurer of Fidelity CA Income or Spartan CA Intermediate; provided, however, that following the shareholders' meeting called by Spartan CA Intermediate pursuant to Section 7 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Fidelity CA Income Shares to be paid to Spartan CA Intermediate shareholders under this Agreement to the detriment of such shareholders without their further approval.
(c) Either fund may waive any condition to its obligations hereunder, provided that such waiver does not have any material adverse effect on the interests of such fund's shareholders.
 The representations, warranties, and covenants contained in the Agreement, or in any document delivered pursuant hereto or in connection herewith, shall survive the consummation of the transactions contemplated hereunder.

14.  DECLARATIONS OF TRUST.
 A copy of the Declaration of Trust of each fund, as restated and amended, is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each fund as trustees and not individually and that the obligations of each fund under this instrument are not binding upon any of such fund's Trustees, officers, or shareholders individually but are binding only upon the assets and property of such fund. Each fund agrees that its obligations hereunder apply only to such fund and not to its shareholders individually or to the Trustees of such fund.
15.  ASSIGNMENT.
 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.
 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by an appropriate officer.
SIGNATURE LINES OMITTED

Exhibit 3
FORM OF
AGREEMENT AND PLAN OF REORGANIZATION

 THIS AGREEMENT AND PLAN OF REORGANIZATION (the Agreement) is made as of the 6th day of June, 1997 by and between Fidelity California Insured Municipal Income Fund (Fidelity CA Insured) and Fidelity California Municipal Income Fund (Fidelity CA Income), funds of Fidelity California Municipal Trust (the trust). The trust is a duly organized business trust under the laws of the Commonwealth of Massachusetts with its principal place of business at 82 Devonshire Street, Boston, Massachusetts 02109. Fidelity California Insured Municipal Income Fund and Fidelity California Municipal Income Fund may be referred to herein collectively as the "funds" or each individually as the "fund."
 This Agreement is intended to be, and is adopted as, a plan of reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Code). The reorganization will comprise: (a) the transfer of all of the assets of Fidelity CA Insured to Fidelity CA Income solely in exchange for shares of beneficial interest in Fidelity CA Income (the Fidelity CA Income Shares) and the assumption by Fidelity CA Income of Fidelity CA Insured's liabilities; and (b) the constructive distribution of such shares by Fidelity CA Insured PRO RATA to its shareholders in complete liquidation and termination of Fidelity CA Insured in exchange for all of Fidelity CA Insured's outstanding shares. Fidelity CA Insured shall receive shares of Fidelity CA Income having an aggregate net asset value equal to the value of the assets of Fidelity CA Insured on the Closing Date (as defined in Section 6), which Fidelity CA Insured shall then distribute PRO RATA to its shareholders. The foregoing transactions are referred to herein as the "Reorganization."
 In consideration of the mutual promises and subject to the terms and conditions herein, the parties covenant and agree as follows:
1. REPRESENTATIONS AND WARRANTIES OF FIDELITY CA INSURED. Fidelity CA Insured represents and warrants to and agrees with Fidelity CA Income that:
(a) Fidelity CA Insured is a series of Fidelity California Municipal Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity California Municipal Trust is an open-end, management investment company duly registered under the Investment Company Act of 1940, as amended (the 1940 Act), and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Fidelity CA Insured dated April 19, 1997, previously furnished to Fidelity CA Income, did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Fidelity CA Insured, threatened against Fidelity CA Insured which assert liability on the part of Fidelity CA Insured. Fidelity CA Insured knows of no facts which might form the basis for the institution of such proceedings;
(e) Fidelity CA Insured is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Fidelity CA Insured, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Fidelity CA Insured is a party or by which Fidelity CA Insured is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment or decree to which Fidelity CA Insured is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Fidelity CA Insured at February 28, 1997, have been audited by Price Waterhouse LLP, independent accountants, and have been furnished to Fidelity CA Income. Said Statements of Assets and Liabilities and Schedule of Investments fairly present the fund's financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Fidelity CA Insured has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of February 28, 1997 and those incurred in the ordinary course of Fidelity CA Insured's business as an investment company since February 28, 1997;
(h) The registration statement (Registration Statement) filed with the Securities and Exchange Commission (Commission) by Fidelity California Municipal Trust on Form N-14 relating to the shares of Fidelity CA Income issuable hereunder and the proxy statement of Fidelity CA Insured included therein (Proxy Statement), on the effective date of the Registration Statement and insofar as they relate to Fidelity CA Insured (i) comply in all material respects with the provisions of the Securities Act of 1933, as amended (the 1933 Act), the Securities Exchange Act of 1934, as amended (the 1934 Act), and the 1940 Act, and the rules and regulations thereunder, and (ii) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the Prospectus), as amended or supplemented, insofar as it relates to Fidelity CA Insured, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(i) All material contracts and commitments of Fidelity CA Insured (other than this Agreement) will be terminated without liability to Fidelity CA Insured prior to the Closing Date (other than those made in connection with redemptions of shares and the purchase and sale of portfolio securities made in the ordinary course of business);
(j) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Fidelity CA Insured of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(k) Fidelity CA Insured has filed or will file all federal and state tax returns which, to the knowledge of Fidelity CA Insured's officers, are required to be filed by Fidelity CA Insured and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Fidelity CA Insured's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(l) Fidelity CA Insured has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on the Closing Date;
(m) All of the issued and outstanding shares of Fidelity CA Insured are, and at the Closing Date will be, duly and validly issued and outstanding and fully paid and nonassessable as a matter of Massachusetts law (except as disclosed in the fund's Statement of Additional Information), and have been offered for sale and in conformity with all applicable federal securities laws. All of the issued and outstanding shares of Fidelity CA Insured will, at the Closing Date, be held by the persons and in the amounts set forth in the list of shareholders submitted to Fidelity CA Income in accordance with this Agreement;
(n) As of both the Valuation Time (as defined in Section 4) and the Closing Date, Fidelity CA Insured will have the full right, power, and authority to sell, assign, transfer, and deliver its portfolio securities and any other assets of Fidelity CA Insured to be transferred to Fidelity CA Income pursuant to this Agreement. As of the Closing Date, subject only to the delivery of Fidelity CA Insured's portfolio securities and any such other assets as contemplated by this Agreement, Fidelity CA Income will acquire Fidelity CA Insured's portfolio securities and any such other assets subject to no encumbrances, liens, or security interests (except for those that may arise in the ordinary course and are disclosed to Fidelity CA Income) and without any restrictions upon the transfer thereof; and
(o) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Fidelity CA Insured, and this Agreement constitutes a valid and binding obligation of Fidelity CA Insured enforceable in accordance with its terms, subject to shareholder approval.
2. REPRESENTATIONS AND WARRANTIES OF FIDELITY CA INCOME. Fidelity CA Income represents and warrants to and agrees with Fidelity CA Insured that:
(a) Fidelity CA Income is a series of Fidelity California Municipal Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity California Municipal Trust is an open-end, management investment company duly registered under the 1940 Act, and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Fidelity CA Income, dated April 19, 1997, previously furnished to Fidelity CA Insured did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Fidelity CA Income, threatened against Fidelity CA Income which assert liability on the part of Fidelity CA Income. Fidelity CA Income knows of no facts which might form the basis for the institution of such proceedings;
(e) Fidelity CA Income is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Fidelity CA Income, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Fidelity CA Income is a party or by which Fidelity CA Income is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which Fidelity CA Income is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Fidelity CA Income at February 28, 1997, have been audited by Price Waterhouse LLP, independent accountants, and have been furnished to Fidelity CA Insured. Said Statements of Assets and Liabilities and Schedule of Investments fairly present its financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Fidelity CA Income has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of February 28, 1997 and those incurred in the ordinary course of Fidelity CA Income's business as an investment company since February 28, 1997;
(h) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Fidelity CA Income of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
(i) Fidelity CA Income has filed or will file all federal and state tax returns which, to the knowledge of Fidelity CA Income's officers, are required to be filed by Fidelity CA Income and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Fidelity CA Income's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(j) Fidelity CA Income has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on February 28, 1998;
(k) As of the Closing Date, the shares of beneficial interest of Fidelity CA Income to be issued to Fidelity CA Insured will have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassessable (except as disclosed in the fund's Statement of Additional Information) by Fidelity CA Income, and no shareholder of Fidelity CA Income will have any preemptive right of subscription or purchase in respect thereof;
(l) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Fidelity CA Income, and this Agreement constitutes a valid and binding obligation of Fidelity CA Income enforceable in accordance with its terms, subject to approval by the shareholders of Fidelity CA Insured;
(m) The Registration Statement and the Proxy Statement, on the effective date of the Registration Statement and insofar as they relate to Fidelity CA Income, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act, and the 1940 Act, and the rules and regulations thereunder, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the Prospectus, as amended or supplemented, insofar as it relates to Fidelity CA Income, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(n) The issuance of the Fidelity CA Income Shares pursuant to this Agreement will be in compliance with all applicable federal securities laws; and
(o) All of the issued and outstanding shares of beneficial interest of Fidelity CA Income have been offered for sale and sold in conformity with the federal securities laws.
3.  REORGANIZATION.
(a) Subject to the requisite approval of the shareholders of Fidelity CA Insured and to the other terms and conditions contained herein, Fidelity CA Insured agrees to assign, sell, convey, transfer, and deliver to Fidelity CA Income as of the Closing Date all of the assets of Fidelity CA Insured of every kind and nature existing on the Closing Date. Fidelity CA Income agrees in exchange therefor: (i) to assume all of Fidelity CA Insured's liabilities existing on or after the Closing Date, whether or not determinable on the Closing Date, and (ii) to issue and deliver to Fidelity CA Insured the number of full and fractional shares of Fidelity CA Income having an aggregate net asset value equal to the value of the assets of Fidelity CA Insured transferred hereunder, less the value of the liabilities of Fidelity CA Insured, determined as provided for under
Section 4.
(b) The assets of Fidelity CA Insured to be acquired by Fidelity CA Income shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest or dividends receivable), claims, choses in action, and other property owned by Fidelity CA Insured, and any deferred or prepaid expenses shown as an asset on the books of Fidelity CA Insured on the Closing Date. Fidelity CA Insured will pay or cause to be paid to Fidelity CA Income any dividend or interest payments received by it on or after the Closing Date with respect to the assets transferred to Fidelity CA Income hereunder, and Fidelity CA Income will retain any dividend or interest payments received by it after the Valuation Time with respect to the assets transferred hereunder without regard to the payment date thereof.
(c) The liabilities of Fidelity CA Insured to be assumed by Fidelity CA Income shall include (except as otherwise provided for herein) all of Fidelity CA Insured's liabilities, debts, obligations, and duties, of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in this Agreement. Notwithstanding the foregoing, Fidelity CA Insured agrees to use its best efforts to discharge all of its known liabilities prior to the Closing Date, other than liabilities incurred in the ordinary course of business.
(d) Pursuant to this Agreement, as soon after the Closing Date as is conveniently practicable (the Liquidation Date), Fidelity CA Insured will constructively distribute PRO RATA to its shareholders of record, determined as of the Valuation Time on the Closing Date, the Fidelity CA Income Shares in exchange for such shareholders' shares of beneficial interest in Fidelity CA Insured and Fidelity CA Insured will be liquidated in accordance with Fidelity CA Insured's Amended and Restated Declaration of Trust. Such distribution shall be accomplished by the funds' transfer agent opening accounts on Fidelity CA Income's share transfer books in the names of the Fidelity CA Insured shareholders and transferring the Fidelity CA Income Shares thereto. Each Fidelity CA Insured shareholder's account shall be credited with the respective PRO RATA number of full and fractional (rounded to the third decimal place) Fidelity CA Income Shares due that shareholder. All outstanding Fidelity CA Insured shares, including any represented by certificates, shall simultaneously be canceled on Fidelity CA Insured's share transfer records. Fidelity CA Income shall not issue certificates representing the Fidelity CA Income Shares in connection with the Reorganization.
(e) Any reporting responsibility of Fidelity CA Insured is and shall remain its responsibility up to and including the date on which it is terminated.
(f) Any transfer taxes payable upon issuance of the Fidelity CA Income Shares in a name other than that of the registered holder on Fidelity CA Insured's books of the Fidelity CA Insured shares constructively exchanged for the Fidelity CA Income Shares shall be paid by the person to whom such Fidelity CA Income Shares are to be issued, as a condition of such transfer.
4.  VALUATION.
(a) The Valuation Time shall be 4:00 p.m. Eastern time on the Closing Date, or such other date as may be mutually agreed upon in writing by the parties hereto (the Valuation Time).
(b) As of the Closing Date, Fidelity CA Income will deliver to Fidelity CA Insured the number of Fidelity CA Income Shares having an aggregate net asset value equal to the value of the assets of Fidelity CA Insured transferred hereunder less the liabilities of Fidelity CA Insured, determined as provided in this Section 4.
(c) The net asset value per share of the Fidelity CA Income Shares to be delivered to Fidelity CA Insured, the value of the assets of Fidelity CA Insured transferred hereunder, and the value of the liabilities of Fidelity CA Insured to be assumed hereunder shall in each case be determined as of the Valuation Time.
(d) The net asset value per share of the Fidelity CA Income Shares shall be computed in the manner set forth in the then-current Fidelity CA Income Prospectus and Statement of Additional Information, and the value of the assets and liabilities of Fidelity CA Insured shall be computed in the manner set forth in the then-current Fidelity CA Insured Prospectus and Statement of Additional Information.
(e) All computations pursuant to this Section shall be made by or under the direction of Fidelity Service Company, Inc., a wholly owned subsidiary of FMR Corp., in accordance with its regular practice as pricing agent for Fidelity CA Insured and Fidelity CA Income.
5.  FEES; EXPENSES.
a. Fidelity CA Insured shall be responsible for all expenses, fees and other charges, subject to FMR's voluntary expense limitation (2.5% of average net assets), if applicable. Any merger-related expenses which may be attributable to Fidelity CA Income will be borne by Fidelity CA Income.
(b) Each of Fidelity CA Income and Fidelity CA Insured represents that there is no person who has dealt with it who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.
6.   CLOSING DATE.
(a) The Reorganization, together with related acts necessary to consummate the same (the Closing), unless otherwise provided herein, shall occur at the principal office of the Trust, 82 Devonshire Street, Boston, Massachusetts, as of the Valuation Time on August 28, 1997, or at some other time, date, and place agreed to by Fidelity CA Insured and Fidelity CA Income (the Closing Date).
(b) In the event that on the Closing Date: (i) any of the markets for securities held by the funds is closed to trading, or (ii) trading thereon is restricted, or (iii) trading or the reporting of trading on said market or elsewhere is disrupted, all so that accurate appraisal of the total net asset value of Fidelity CA Insured and the net asset value per share of Fidelity CA Income is impracticable, the Valuation Time and the Closing Date shall be postponed until the first business day after the day when such trading shall have been fully resumed and such reporting shall have been restored, or such other date as the parties may agree.
7.  SHAREHOLDER MEETING AND TERMINATION OF FIDELITY CA INSURED.
(a) Fidelity CA Insured agrees to call a meeting of its shareholders after the effective date of the Registration Statement, to consider transferring its assets to Fidelity CA Income as herein provided, adopting this Agreement, and authorizing the liquidation of Fidelity CA Insured.
(b) Fidelity CA Insured agrees that as soon as reasonably practicable after distribution of the Fidelity CA Income Shares, Fidelity CA Insured shall be terminated as a series of Fidelity California Municipal Trust pursuant to its Amended and Restated Declaration of Trust, any further actions shall be taken in connection therewith as required by applicable law, and on and after the Closing Date Fidelity CA Insured shall not conduct any business except in connection with its liquidation and termination.
8. CONDITIONS TO OBLIGATIONS OF FIDELITY CA INCOME. The obligations of Fidelity CA Income hereunder shall be subject to the following conditions:
(a) That Fidelity CA Insured furnishes to Fidelity CA Income a statement, dated as of the Closing Date, signed by an officer of Fidelity California Municipal Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Fidelity CA Insured made in this Agreement are true and correct in all material respects and that Fidelity CA Insured has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates;
(b) That Fidelity CA Insured furnishes Fidelity CA Income with copies of the resolutions, certified by an officer of Fidelity California Municipal Trust, evidencing the adoption of this Agreement and the approval of the transactions contemplated herein by the requisite vote of the holders of the outstanding shares of beneficial interest of Fidelity CA Insured;

(c) That, on or prior to the Closing Date, Fidelity CA Insured will declare one or more dividends or distributions which, together with all previous such dividends or distributions attributable to its current taxable year, shall have the effect of distributing to the shareholders of Fidelity CA Insured substantially all of Fidelity CA Insured's investment company taxable income and all of its net realized capital gain, if any, as of the Closing Date;
(d) That Fidelity CA Insured shall deliver to Fidelity CA Income at the Closing a statement of its assets and liabilities, together with a list of its portfolio securities showing each such security's adjusted tax basis and holding period by lot, with values determined as provided in Section 4 of this Agreement, all as of the Valuation Time, certified on Fidelity CA Insured's behalf by its Treasurer or Assistant Treasurer;
(e) That Fidelity CA Insured's custodian shall deliver to Fidelity CA Income a certificate identifying the assets of Fidelity CA Insured held by such custodian as of the Valuation Time on the Closing Date and stating that as of the Valuation Time: (i) the assets held by the custodian will be transferred to Fidelity CA Income; (ii) Fidelity CA Insured's assets have been duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof; and (iii) to the best of the custodian's knowledge, all necessary taxes in conjunction with the delivery of the assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made;
(f) That Fidelity CA Insured's transfer agent shall deliver to Fidelity CA Income at the Closing a certificate setting forth the number of shares of Fidelity CA Insured outstanding as of the Valuation Time and the name and address of each holder of record of any such shares and the number of shares held of record by each such shareholder;
(g) That Fidelity CA Insured calls a meeting of its shareholders to be held after the effective date of the Registration Statement, to consider transferring its assets to Fidelity CA Income as herein provided, adopting this Agreement, and authorizing the liquidation and termination of Fidelity CA Insured;
(h) That Fidelity CA Insured delivers to Fidelity CA Income a certificate of an officer of Fidelity California Municipal Trust, dated as of the Closing Date, that there has been no material adverse change in Fidelity CA Insured's financial position since February 28, 1997, other than changes in the market value of its portfolio securities, or changes due to net redemptions of its shares, dividends paid, or losses from operations; and

(i) That all of the issued and outstanding shares of beneficial interest of Fidelity CA Insured shall have been offered for sale and sold in conformity with all applicable state securities laws and, to the extent that any audit of the records of Fidelity CA Insured or its transfer agent by Fidelity CA Income or its agents shall have revealed otherwise, Fidelity CA Insured shall have taken all actions that in the opinion of Fidelity CA Income are necessary to remedy any prior failure on the part of Fidelity CA Insured to have offered for sale and sold such shares in conformity with such laws.
9.  CONDITIONS TO OBLIGATIONS OF FIDELITY CA INSURED.
(a) That Fidelity CA Income shall have executed and delivered to Fidelity CA Insured an Assumption of Liabilities, certified by an officer of Fidelity California Municipal Trust, dated as of the Closing Date pursuant to which Fidelity CA Income will assume all of the liabilities of Fidelity CA Insured existing at the Valuation Time in connection with the transactions contemplated by this Agreement;
(b) That Fidelity CA Income furnishes to Fidelity CA Insured a statement, dated as of the Closing Date, signed by an officer of Fidelity California Municipal Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Fidelity CA Income made in this Agreement are true and correct in all material respects, and Fidelity CA Income has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates; and
(c) That Fidelity CA Insured shall have received an opinion of Kirkpatrick & Lockhart LLP, counsel to Fidelity CA Insured and Fidelity CA Income, to the effect that the Fidelity CA Income Shares are duly authorized and upon delivery to Fidelity CA Insured as provided in this Agreement will be validly issued and will be fully paid and nonassessable by Fidelity CA Income (except as disclosed in Fidelity CA Insured's Statement of Additional Information) and no shareholder of Fidelity CA Income has any preemptive right of subscription or purchase in respect thereof.
10.  CONDITIONS TO OBLIGATIONS OF FIDELITY CA INCOME AND FIDELITY CA
INSURED.
(a) That this Agreement shall have been adopted and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of Fidelity CA Insured;
(b) That all consents of other parties and all other consents, orders, and permits of federal, state, and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no action" positions of such federal or state authorities) deemed necessary by Fidelity CA Income or Fidelity CA Insured to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of Fidelity CA Income or Fidelity CA Insured, provided that either party hereto may for itself waive any of such conditions;
(c) That all proceedings taken by either fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to it and its counsel, Kirkpatrick & Lockhart LLP;
(d) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement;
(e) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Fidelity CA Income and Fidelity CA Insured, threatened by the Commission; and
(f) That Fidelity CA Income and Fidelity CA Insured shall have received an opinion of Kirkpatrick & Lockhart LLP satisfactory to Fidelity CA Income and Fidelity CA Insured that for federal income tax purposes:
 (i) The Reorganization will be a reorganization under section 368(a)(1)(C) of the Code, and Fidelity CA Insured and Fidelity CA Income will each be parties to the Reorganization under section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Fidelity CA Insured upon the transfer of all of its assets to Fidelity CA Income in exchange solely for the Fidelity CA Income Shares and the assumption of Fidelity CA Insured's liabilities followed by the distribution of those Fidelity CA Income Shares to the shareholders of Fidelity CA Insured in liquidation of Fidelity CA Insured;
 (iii) No gain or loss will be recognized by Fidelity CA Income on the receipt of Fidelity CA Insured's assets in exchange solely for the Fidelity CA Income Shares and the assumption of Fidelity CA Insured's liabilities;
 (iv) The basis of Fidelity CA Insured's assets in the hands of Fidelity CA Income will be the same as the basis of such assets in Fidelity CA Insured's hands immediately prior to the Reorganization;
 (v) Fidelity CA Income's holding period in the assets to be received from Fidelity CA Insured will include Fidelity CA Insured's holding period in such assets;
 (vi) A Fidelity CA Insured shareholder will recognize no gain or loss on the exchange of his or her shares of beneficial interest in Fidelity CA Insured for the Fidelity CA Income Shares in the Reorganization;
 (vii) A Fidelity CA Insured shareholder's basis in the Fidelity CA Income Shares to be received by him or her will be the same as his or her basis in the Fidelity CA Insured shares exchanged therefor;
 (viii) A Fidelity CA Insured shareholder's holding period for his or her Fidelity CA Income Shares will include the holding period of Fidelity CA Insured shares exchanged, provided that those Fidelity CA Insured shares were held as capital assets on the date of the Reorganization.

 Notwithstanding anything herein to the contrary, each of Fidelity CA Insured and Fidelity CA Income may not waive the conditions set forth in this subsection 10(f).
11.  COVENANTS OF FIDELITY CA INCOME AND FIDELITY CA INSURED.
(a) Fidelity CA Income and Fidelity CA Insured each covenants to operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the payment of customary dividends and distributions;
(b) Fidelity CA Insured covenants that it is not acquiring the Fidelity CA Income Shares for the purpose of making any distribution other than in accordance with the terms of this Agreement;
(c) Fidelity CA Insured covenants that it will assist Fidelity CA Income in obtaining such information as Fidelity CA Income reasonably requests concerning the beneficial ownership of Fidelity CA Insured's shares; and
(d) Fidelity CA Insured covenants that its liquidation and termination will be effected in the manner provided in its Amended and Restated Declaration of Trust in accordance with applicable law and after the Closing Date, Fidelity CA Insured will not conduct any business except in connection with its liquidation and termination.
12.  TERMINATION; WAIVER.
 Fidelity CA Income and Fidelity CA Insured may terminate this Agreement by mutual agreement. In addition, either Fidelity CA Income or Fidelity CA Insured may at its option terminate this Agreement at or prior to the Closing Date because:
 (i) of a material breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date; or
 (ii) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.
In the event of any such termination, there shall be no liability for damages on the part of Fidelity CA Insured or Fidelity CA Income, or their respective Trustees or officers.
13.  SOLE AGREEMENT; AMENDMENTS; WAIVERS; SURVIVAL OF WARRANTIES.
(a) This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto and shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts.
(b) This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the respective President, any Vice President, or Treasurer of Fidelity CA Income or Fidelity CA Insured; provided, however, that following the shareholders' meeting called by Fidelity CA Insured pursuant to Section 7 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Fidelity CA Income Shares to be paid to Fidelity CA Insured shareholders under this Agreement to the detriment of such shareholders without their further approval.
(c) Either fund may waive any condition to its obligations hereunder, provided that such waiver does not have any material adverse effect on the interests of such fund's shareholders.
 The representations, warranties, and covenants contained in the Agreement, or in any document delivered pursuant hereto or in connection herewith, shall survive the consummation of the transactions contemplated hereunder.

14.  DECLARATIONS OF TRUST.
 A copy of the Declaration of Trust of each fund, as restated and amended, is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each fund as trustees and not individually and that the obligations of each fund under this instrument are not binding upon any of such fund's Trustees, officers, or shareholders individually but are binding only upon the assets and property of such fund. Each fund agrees that its obligations hereunder apply only to such fund and not to its shareholders individually or to the Trustees of such fund.
15.  ASSIGNMENT.
 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.
 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by an appropriate officer.
SIGNATURE LINES OMITTED

Please read this prospectus before investing, and keep it on file for future reference. It contains important information, including how each fund invests and the services available to shareholders.
To learn more about each fund and its investments, you can obtain a copy of each fund's most recent financial report and portfolio listing, or a copy of the Statement of Additional Information (SAI) dated April 19, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is available along with other related materials on the SEC's Internet Web site (http://www.sec.gov). The SAI is incorporated herein by reference (legally forms a part of the prospectus). For a free copy of either document, call Fidelity at 1-800-544-8888.
Investments in the money market fund are neither insured nor guaranteed by the U.S. Government, and there can be no assurance that the fund will maintain a stable $1.00 share price.
CALIFORNIA MUNICIPAL MONEY MARKET FUND MAY INVEST A SIGNIFICANT PERCENTAGE OF ITS ASSETS IN THE SECURITIES OF A SINGLE ISSUER AND THEREFORE MAY BE RISKIER THAN OTHER TYPES OF MONEY MARKET FUNDS.
Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the FDIC, Federal Reserve Board, or any other agency, and are subject to investment risks, including possible loss of principal amount invested.

FIDELITY
CALIFORNIA
MUNICIPAL
FUNDS

LIKE ALL MUTUAL
FUNDS, THESE
SECURITIES HAVE NOT
BEEN APPROVED OR
DISAPPROVED BY THE
SECURITIES AND
EXCHANGE
COMMISSION OR ANY
STATE SECURITIES
COMMISSION, NOR HAS
THE SECURITIES AND
EXCHANGE
COMMISSION OR ANY
STATE SECURITIES
COMMISSION PASSED
UPON THE ACCURACY
OR ADEQUACY OF THIS
PROSPECTUS. ANY
REPRESENTATION TO
THE CONTRARY IS A
CRIMINAL OFFENSE.
CFR-pro-0497
Each of these funds seeks a high level of current income free from federal income tax and California state personal income tax. The funds have different strategies, however, and carry varying degrees of risk and yield potential.
FIDELITY CALIFORNIA MUNICIPAL MONEY MARKET FUND
(fund number 097, trading symbol FCFXX)
FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND
(fund number 403, trading symbol FCXIX)
FIDELITY CALIFORNIA MUNICIPAL INCOME FUND
(fund number 091, trading symbol FCTFX)
PROSPECTUS
APRIL 19, 1997(FIDELITY_LOGO_GRAPHIC) 82 DEVONSHIRE STREET, BOSTON, MA
02109


CONTENTS


KEY FACTS                   THE FUNDS AT A GLANCE

                            WHO MAY WANT TO INVEST

                            EXPENSES Each fund's yearly
                            operating expenses.

                            FINANCIAL HIGHLIGHTS A summary
                            of each fund's financial data.

                            PERFORMANCE How each fund has
                            done over time.

THE FUNDS IN DETAIL         CHARTER How each fund is
                            organized.

                            INVESTMENT PRINCIPLES AND RISKS
                            Each fund's overall approach to
                            investing.

                            BREAKDOWN OF EXPENSES How
                            operating costs are calculated and
                            what they include.

YOUR ACCOUNT                DOING BUSINESS WITH FIDELITY

                            TYPES OF ACCOUNTS Different
                            ways to set up your account.

                            HOW TO BUY SHARES Opening an
                            account and making additional
                            investments.

                            HOW TO SELL SHARES Taking money
                            out and closing your account.

                            INVESTOR SERVICES Services to
                            help you manage your account.

SHAREHOLDER AND             DIVIDENDS, CAPITAL GAINS,
ACCOUNT POLICIES            AND TAXES

                            TRANSACTION DETAILS Share price
                            calculations and the timing of
                            purchases and redemptions.

                            EXCHANGE RESTRICTIONS

KEY FACTS


THE FUNDS AT A GLANCE
MANAGEMENT: Fidelity Management & Research Company (FMR) is the management arm of Fidelity Investments, which was established in 1946 and is now America's largest mutual fund manager. FMR Texas Inc. (FMR Texas), a subsidiary of FMR, chooses investments for Fidelity California Municipal Money Market Fund.
As with any mutual fund, there is no assurance that a fund will achieve its goal.
CA MONEY MARKET
GOAL: High current tax-free income for California residents while maintaining a stable $1.00 share price.
STRATEGY: Invests in high-quality, short-term municipal money market securities whose interest is free from federal income tax and California personal income tax.
SIZE: As of February 28, 1997, the fund had over $819 million in assets.
CA INSURED
GOAL: High current tax-free income for California residents.
STRATEGY: Invests mainly in municipal securities that are covered by insurance guaranteeing the timely payment of principal and interest, and whose interest is free from federal income tax and California personal income tax.
SIZE: As of February 28, 1997, the fund had over $205 million in assets.
   CA INCOME
GOAL: High current tax-free income for California residents.
STRATEGY: Invests mainly in investment-grade municipal securities whose interest is free from federal income tax and California personal income tax.
SIZE: As of February 28, 1997, the fund had over $485 million in assets. WHO MAY WANT TO INVEST
The Board of Trustees of Fidelity California Municipal Trust has unanimously approved an Agreement and Plan of Reorganization ("Agreement") between Fidelity California Insured Municipal Income Fund and Fidelity California Municipal Income Fund, a fund of Fidelity California Municipal Trust. The Agreement will be presented to Fidelity California Insured Municipal Income shareholders for their vote of approval or disapproval at a special meeting to be held on August 4, 1997. If the proposal is approved by a majority of the fund's shareholders and certain conditions required by the Agreement are satisfied, the reorganization is expected to become effective on or about August 28, 1997.
Effective the close of business on February 28, 1997, California Insured Municipal Income Fund was closed to new accounts. Only shareholders of the fund on or prior to that date, including participants in an employee benefit plan which offered the fund on or prior to that date (except participants in an employee benefit plan for which an affiliate of FMR maintains the accounts at the participant level other than pursuant to a recordkeeping agreement), can continue to purchase shares of the fund. These non-diversified funds may be appropriate for investors in higher tax brackets who seek high current income that is free from federal and California income taxes. Each fund's level of risk and potential reward, depend on the quality and maturity of its investments. California Money Market is managed to keep its share price stable at $1.00. California Insured and California Income with their broader range of investments, have the potential for higher yields, but also carry a higher degree of risk. The insured fund provides a high degree of credit quality because insurance covers the timely payment of interest and principal. However, insurance does not guarantee the market value of a security or the insured fund's share price. You should consider your investment objective and tolerance for risk when making an investment decision.
The value of the funds' investments and the income they generate will vary from day to day, and generally reflect interest rates, market conditions, and other federal and state political and economic news. When you sell your shares of California Insured and California Income, they may be worth more or less than what you paid for them. By themselves, these funds do not constitute a balanced investment plan.
Non-diversified funds may invest a greater portion of their assets in securities of individual issuers than diversified funds. As a result, changes in the market value of a single issuer could cause greater fluctuations in share value than would occur in a more diversified fund.

THE SPECTRUM OF
FIDELITY FUNDS
Broad categories of Fidelity
funds are presented here in
order of ascending risk.
Generally, investors seeking
to maximize return must
assume greater risk. The
funds in this prospectus are
in the INCOME category,
except for California Money
Market, which is in the
MONEY MARKET category.
(right arrow) MONEY MARKET Seeks
income and stability by
investing in high-quality,
short-term investments.
(right arrow) INCOME Seeks income by
investing in bonds.
(solid bullet) GROWTH AND INCOME
Seeks long-term growth and
income by investing in stocks
and bonds.
(solid bullet) GROWTH Seeks long-term
growth by investing mainly in
stocks.
(checkmark)
EXPENSES
SHAREHOLDER TRANSACTION EXPENSES are charges you may pay when you buy or sell shares of a fund. In addition, you may be charged an annual account maintenance fee if your account balance falls below $2,500. See
"Transaction Details," page , for an explanation of how and when these charges apply.
Maximum sales charge on purchases                            None
and reinvested distributions

Deferred sales charge on redemptions                         None

Exchange fee                                                 None

Annual account maintenance fee (for accounts under $2,500)   $12.0
                                                             0

ANNUAL FUND OPERATING EXPENSES are paid out of each fund's assets. Each fund pays a management fee to FMR. It also incurs other expenses for services such as maintaining shareholder records and furnishing shareholder statements and financial reports. A fund's expenses are factored into its share price or dividends and are not charged directly to shareholder accounts (see page ).
The following figures are based on historical expenses, adjusted to reflect current fees, and are calculated as a percentage of average net assets. In addition, each fund has entered into arrangements with its custodian and transfer agent whereby interest earned on uninvested cash balances is used to reduce custodian and transfer agent expenses. Including this reduction, the total operating expenses presented in the table would have been 0.61% for California Money Market.
CA MONEY MARKET
Management fee                       0.39
                                     %

12b-1 fee                             None

Other expenses                        0.23
                                      %

Total fund operating expenses         0.62
                                      %

CA INSURED
Management fee (after reimbursement)   0.34
                                       %

12b-1 fee                              None

Other expenses                         0.21
                                       %

Total fund operating expenses          0.55
(after reimbursement)                  %

CA INCOME
Management fee (after reimbursement)   0.37
                                       %

12b-1 fee                              None

Other expenses                         0.18
                                       %

Total fund operating expenses          0.55
(after reimbursement)                  %

EXAMPLES: Let's say, hypothetically, that each fund's annual return is 5% and that its operating expenses are exactly as just described. For every $1,000 you invested, here's how much you would pay in total expenses if you close your account after the number of years indicated:
CA MONEY MARKET
After 1 year     $ 6

After 3 years    $ 20

After 5 years    $ 35

After 10 years   $ 77

CA INSURED
After 1 year     $ 6

After 3 years    $ 18

After 5 years    $ 31

After 10 years   $ 69

CA INCOME
After 1 year     $ 6

After 3 years    $ 18

After 5 years    $ 31

After 10 years   $ 69

These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs or returns, all of which may vary. Effective April 1, 1997, FMR voluntarily agreed to implement an expense cap for California Insured and California Income. FMR has voluntarily agreed to reimburse each fund to the extent that total operating expenses exceed 0.55% of its average net assets. If these agreements were not in effect, the management fee and total operating expenses would have been 0.39%, and 0.60%, respectively, for California Insured and 0.39% and 0.57%, respectively, for California Income. Expenses eligible for reimbursement do not include interest, taxes, brokerage commissions, or extraordinary expenses.
FINANCIAL HIGHLIGHTS
The financial highlights tables that follow have been audited by Price Waterhouse LLP, independent accountants. The funds' financial highlights, financial statements, and reports of the auditor are included in the funds' Annual Report, and are incorporated by reference into (are legally a part of) the funds' SAI. Contact Fidelity for a free copy of the Annual Report or the SAI.
CALIFORNIA MUNICIPAL MONEY MARKET FUND

1.Selected Per-Share Data and
Ratios

2.Years ended                    1997      1996     1995     1994     1993D     1992     1991     1990     1989C     1988C
February 28                                E                                    C        C        C

3.Net asset value,               $ 1.00    $ 1.00   $ 1.00   $ 1.00   $ 1.00    $ 1.00   $ 1.00   $ 1.00   $ 1.00    $ 1.00
beginning of period              0         0        0        0        0         0        0        0        0         0

4.Income from                     .029      .032     .026     .020     .019      .035     .047     .054     .052      .042
Investment
Operations
 Net interest
 income

5.Less Distributions              (.029)    (.032    (.026    (.020    (.019)    (.035    (.047    (.054    (.052)    (.042)
 From net interest                           )        )        )                  )        )        )
 income

6.Net asset value,               $ 1.00    $ 1.00   $ 1.00   $ 1.00   $ 1.00    $ 1.00   $ 1.00   $ 1.00   $ 1.00    $ 1.00
end of period                    0         0        0        0        0         0        0        0        0         0

7.Total returnB                   2.90%     3.21     2.60     1.97     1.92%     3.59     4.85     5.53     5.36%     4.27%
                                           %        %        %                  %        %        %

8.Net assets, end                $ 820     $ 733    $ 675    $ 612    $ 568     $ 557    $ 539    $ 624    $ 736     $ 547
of period (In
millions)

9.Ratio of expenses               .62%      .64%     .62%     .64%     .62%      .63%     .61%     .60%     .53%F     .58%F
to average net                                                        A
assets

10.Ratio of                       .61%G     .64%     .62%     .64%     .62%      .63%     .61%     .60%     .53%      .58%
expenses to                                                           A                                    F         F
average net assets
after expense
reductions

11.Ratio of net                   2.86%     3.17     2.58     1.95     2.29%     3.50     4.75     5.42     5.31%     4.17%
interest income to                         %        %        %        A         %        %        %
average net assets


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C YEARS ENDED APRIL 30
D MAY 1, 1992 TO FEBRUARY 28, 1993
E YEAR ENDED FEBRUARY 29
F FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
G FMR OR THE FUND HAS ENTERED INTO VARYING ARRANGEMENTS WITH THIRD PARTIES WHO EITHER PAID OR REDUCED A PORTION OF THE FUND'S EXPENSES.
CALIFORNIA INSURED MUNICIPAL INCOME FUND

12.Selected Per-Share Data and
Ratios

13.Years ended                   1997      1996E     1995      1994F     1993D     1992C     1991C     1990     1989C     1988C
February 28                                                                                            C

14.Net asset value,              $ 10.3    $ 9.84    $ 10.7    $ 11.0    $ 10.1    $ 9.74    $ 9.37    $ 9.5    $ 9.20    $ 9.28
beginning of period              30        0         40        30        00        0         0         90       0         0

15.Income from                    .524      .517      .558      .589      .492      .603      .605      .618     .610      .611
Investment
Operations
 Net interest income

16. Net realized                  .022      .489      (.730)    (.090)    .930      .360      .370      (.220    .390      (.080)
and                                                                                                    )
 unrealized gain
 (loss)

17. Total from                    .546      1.006     (.172)    .499      1.422     .963      .975      .398     1.000     .531
  investment
 operations

18.Less                           (.525)    (.516)    (.558)    (.589)    (.492)    (.603)    (.605)    (.618    (.610)    (.611)
Distributions                                                                                          )
 From net interest
  income

19. From net                      (.001)    --        (.170)    (.200)    --        --        --        --       --        --
realized
 gain

20. Total                         (.526)    (.516)    (.728)    (.789)    (.492)    (.603)    (.605)    (.618    (.610)    (.611)
distributions                                                                                          )

21.Net asset value,              $ 10.3    $ 10.3    $ 9.84    $ 10.7    $ 11.0    $ 10.1    $ 9.74    $ 9.3    $ 9.59    $ 9.20
                                 50        30        0         40        30        00        0         70       0         0
end of period

22.Total returnB                  5.49      10.46     (1.30)    4.59      14.48     10.14     10.67     4.15     11.20     5.97
                                 %         %         %         %         %         %         %         %        %         %

23.Net assets, end               $ 206     $ 222     $ 217     $ 292     $ 275     $ 178     $ 114     $ 87     $ 69      $ 43
of period (In
millions)

24.Ratio of                       .60%      .60%      .59%      .48%      .63%      .66%      .72%      .75%     .83%      .65%
expenses to                                                    G         A                                                G
average net assets

25.Ratio of net                   5.00      5.31      5.71%     5.31      5.72      6.06      6.30      6.38     6.54      6.70
interest income to               %         %                   %         % A       %         %         %        %         %
average net assets

26.Portfolio                      16%       49%       32%       60%       27%       19%       14%       10%      32%       76%
turnover rate                                                            A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C YEARS ENDED APRIL 30
D MAY 1, 1992 TO FEBRUARY 28, 1993
E YEAR ENDED FEBRUARY 29
F EFFECTIVE MARCH 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
G FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
CALIFORNIA MUNICIPAL INCOME FUND

27.Selected Per-Share Data and
Ratios

28.Years ended                  1997      1996E     1995      1994F     1993D     1992C     1991C     1990C     1989C     1988C
February 28

29.Net asset value,             $ 11.7    $ 11.1    $ 12.1    $ 12.4    $ 11.5    $ 11.3    $ 10.9    $ 11.0    $ 10.6    $ 10.9
beginning of period             20        20        00        30        40        00        40        80        20        50

30.Income from                   .599      .625      .685      .719      .611      .744      .752      .756      .758      .760
Investment
Operations
 Net interest
income

31. Net realized                 .096      .597      (.830)    (.060)    .890      .240      .360      (.140)    .460      (.270)
and unrealized gain
(loss)

32. Total from                   .695      1.222     (.145)    .659      1.501     .984      1.112     .616      1.218     .490
 investment
 operations

33.Less                          (.602)    (.622)    (.685)    (.719)    (.611)    (.744)    (.752)    (.756)    (.758)    (.760)
Distributions
 From net interest
  income

34. From net                     (.003)    --        (.150)    (.270)    --        --        --        --        --        (.060)
realized
 gain

35. Total                        (.605)    (.622)    (.835)    (.989)    (.611)    (.744)    (.752)    (.756)    (.758)    (.820)
distributions

36.Net asset value,             $ 11.8    $ 11.7    $ 11.1    $ 12.1    $ 12.4    $ 11.5    $ 11.3    $ 10.9    $ 11.0    $ 10.6
end of period                   10        20        20        00        30        40        00        40        80        20

37.Total returnB                 6.16      11.25     (.91)     5.41      13.40     8.94      10.44     5.61      11.85     4.72
                                %         %         %         %         %         %         %         %         %         %

38.Net assets, end              $ 486     $ 498     $ 477     $ 575     $ 587     $ 529     $ 524     $ 514     $ 494     $ 399
of period (In
millions)

39.Ratio of                      .57%      .58%      .56%      .57%      .60%      .59%      .58%      .60%      .61%      .73%
expenses to                                                             A
average net assets

40.Ratio of net                  5.19      5.44      6.16      5.78      6.17      6.52      6.71      6.73      7.05      7.15
interest income to              %         %         %         %         % A       %         %         %         %         %
average net assets

41.Portfolio turnover            17%       37%       29%       44%       32%       23%       15%       34%       21%       52%
rate                                                                    A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
C YEARS ENDED APRIL 30
D MAY 1, 1992 TO FEBRUARY 28, 1993
E YEAR ENDED FEBRUARY 29
F EFFECTIVE MARCH 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
PERFORMANCE
Mutual fund performance can be measured as TOTAL RETURN or YIELD. The total returns that follow are based on historical fund results.
Each fund's fiscal year runs from March 1 through February 28. The tables below show each fund's performance over past fiscal years with each bond fund's performance compared to different measures, including a comparative index and a competitive funds average for the bond funds and a measure of inflation for the money market fund. Data for the comparative indexes for California Insured and California Income is available only from June 30, 1993 to the present. The charts on page present calendar year performance for each bond fund.
       AVERAGE ANNUAL TOTAL RETURNS
Fiscal periods ended                   Past 1   Past 5   Past 10
February 28, 1997                      year     years    years

California Money Market                 2.90%    2.62%    3.68%

Consumer Price Index                    3.03%    2.86%    3.64%

California Insured                      5.49%    6.85%    6.48%

Lehman Bros. CA Ins. 1-26 Yr. Muni.     5.24%    n/a      n/a
Bond Index

Lipper CA Ins. Muni. Funds Avg.         4.36%    7.34%    6.80%

California Income                       6.16%    7.10%    6.68%

Lehman Bros. CA Muni Bond Index         5.49%    n/a      n/a

Lipper CA Muni Debt Funds Avg.          4.81%    6.94%    6.67%

       CUMULATIVE TOTAL RETURNS
Fiscal periods ended                   Past 1   Past 5    Past 10
February 28, 1997                      year     years     years

California Money Market                 2.90%    13.80%    43.53%

Consumer Price Index                    3.03%    15.15%    43.01%

California Insured                      5.49%    39.24%    87.28%

Lehman Bros. CA Ins. 1-26 Yr. Muni.     5.24%    n/a       n/a
Bond Index

Lipper CA Ins. Muni Funds Avg.          4.36%    42.55%    93.12%

California Income                       6.16%    40.91%    90.87%

Lehman Bros. CA Muni Bond Index         5.49%    n/a       n/a

Lipper CA Muni Debt Funds Avg.          4.81%    39.94%    91.06%

EXPLANATION OF TERMS
YEAR-BY-YEAR TOTAL RETURNS

Calendar years 1987    1988   1989  1990  1991   1992  1993    1994    1995   1996
CALIFORNIA
INSURED         -4.48% 11.61% 8.76% 7.02% 10.96% 9.15% 13.82-% -10.24% 19.50% 3.84%

Lipper CA Ins.
Muni. Funds Avg.-4.25% 11.45% 9.84% 6.90% 10.91% 9.36% 12.83%  -8.52%  19.21% 3.34%

Consumer Price
Index           4.43%   4.42% 4.65% 6.11%  3.06% 2.90%  2.75%  2.67%    2.54% 3.32%

Percentage (%)
Row: 1, Col: 1, Value: -4.48
Row: 1, Col: 2, Value: nil
Row: 2, Col: 1, Value: 11.61
Row: 2, Col: 2, Value: nil
Row: 3, Col: 1, Value: 8.76
Row: 3, Col: 2, Value: nil
Row: 4, Col: 1, Value: 7.02
Row: 4, Col: 2, Value: nil
Row: 5, Col: 1, Value: 10.96
Row: 5, Col: 2, Value: nil
Row: 6, Col: 1, Value: 9.15
Row: 6, Col: 2, Value: nil
Row: 7, Col: 1, Value: 13.82
Row: 7, Col: 2, Value: nil
Row: 8, Col: 1, Value: -10.24
Row: 8, Col: 2, Value: nil
Row: 9, Col: 1, Value: 19.5
Row: 9, Col: 2, Value: nil
Row: 10, Col: 1, Value: 3.84
Row: 10, Col: 2, Value: nil
(LARGE SOLID BOX) California
Insured

YEAR-BY-YEAR TOTAL RETURNS

Calendar years    1987    1988  1989  1990  1991   1992   1993  1994   1995    1996
CALIFORNIA INCOME -3.67% 11.78% 9.67% 6.96% 10.16% 8.71% 13.43% -8.88% 19.17% 4.76%

Lipper CA Muni.
Debt Funds Avg.   1.96%  10.99% 9.78% 6.50% 11.11% 8.39% 12.62% -7.59% 18.32% 3.65%

Consumer Price
Index             4.43%   4.42% 4.65% 6.11%  3.06% 2.90%  2.75%  2.67%  2.54% 3.32%

Percentage (%)
Row: 1, Col: 1, Value: -3.67
Row: 1, Col: 2, Value: nil
Row: 2, Col: 1, Value: 11.78
Row: 2, Col: 2, Value: nil
Row: 3, Col: 1, Value: 9.67
Row: 3, Col: 2, Value: nil
Row: 4, Col: 1, Value: 6.96
Row: 4, Col: 2, Value: nil
Row: 5, Col: 1, Value: 10.16
Row: 5, Col: 2, Value: nil
Row: 6, Col: 1, Value: 8.709999999999999
Row: 6, Col: 2, Value: nil
Row: 7, Col: 1, Value: 13.43
Row: 7, Col: 2, Value: nil
Row: 8, Col: 1, Value: -8.880000000000001
Row: 8, Col: 2, Value: nil
Row: 9, Col: 1, Value: 19.17
Row: 9, Col: 2, Value: nil
Row: 10, Col: 1, Value: 4.76
Row: 10, Col: 2, Value: nil
(LARGE SOLID BOX) California
Income

TOTAL RETURN is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gains. A CUMULATIVE TOTAL RETURN reflects actual performance over a stated period of time. An AVERAGE ANNUAL TOTAL RETURN is a hypothetical rate of return that, if achieved annually, would have produced the same cumulative total return if performance had been constant over the entire period. Average annual total returns smooth out variations in performance; they are not the same as actual year-by-year results.
YIELD refers to the income generated by an investment in a fund over a given period of time, expressed as an annual percentage rate. When a money market fund yield assumes that income earned is reinvested, it is called an EFFECTIVE YIELD. A TAX-EQUIVALENT YIELD shows what an investor would have to earn before taxes to equal a tax-free yield. Yields for the bond funds are calculated according to a standard that is required for all stock and bond funds. Because this differs from other accounting methods, the quoted yield may not equal the income actually paid to shareholders.
LEHMAN BROTHERS CALIFORNIA INSURED 1-26 YEAR MUNICIPAL BOND INDEX is a total return performance benchmark for insured California investment-grade municipal bonds with maturities between one and 26 years.
LEHMAN BROTHERS CALIFORNIA MUNICIPAL BOND INDEX is a total return performance benchmark for California investment-grade municipal bonds with maturities of at least one year.
Unlike each fund's returns, the total returns of each comparative index do not include the effect of any brokerage commissions, transaction fees, or other costs of investing.
THE CONSUMER PRICE INDEX is a widely recognized measure of inflation calculated by the U.S. Government.
THE COMPETITIVE FUNDS AVERAGES are the Lipper California Insured Municipal Funds Average for California Insured and the Lipper California Municipal Debt Funds Average for California Income, which currently reflect the performance of over 28 and 98 mutual funds with similar investment objectives, respectively. These averages, published by Lipper Analytical Services, Inc., exclude the effect of sales charges.
The funds' recent strategies, performance, and holdings are detailed twice a year in financial reports, which are sent to all shareholders. For current performance or a free annual report, call 1-800-544-8888.
TOTAL RETURNS AND YIELDS ARE BASED ON PAST RESULTS AND ARE NOT AN INDICATION OF FUTURE PERFORMANCE.
   THE FUNDS IN DETAIL


CHARTER
EACH FUND IS A MUTUAL FUND: an investment that pools shareholders' money and invests it toward a specified goal. Fidelity California Municipal Money Market Fund is a non-diversified fund of Fidelity California Municipal Trust II, and Fidelity California Insured Municipal Income Fund and Fidelity California Municipal Income Fund are non-diversified funds of Fidelity California Municipal Trust. Both trusts are open-end management investment companies. Fidelity California Municipal Trust II was organized as a Delaware business trust on June 20, 1991. Fidelity California Municipal Trust was organized as a Massachusetts business trust on April 28, 1983. There is a remote possibility that one fund might become liable for a misstatement in the prospectus about another fund.
EACH FUND IS GOVERNED BY A BOARD OF TRUSTEES which is responsible for protecting the interests of shareholders. The trustees are experienced executives who meet throughout the year to oversee the funds' activities, review contractual arrangements with companies that provide services to the funds, and review the funds' performance. The majority of trustees are not otherwise affiliated with Fidelity.
THE FUNDS MAY HOLD SPECIAL MEETINGS AND MAIL PROXY MATERIALS. These meetings may be called to elect or remove trustees, change fundamental policies, approve a management contract, or for other purposes. Shareholders not attending these meetings are encouraged to vote by proxy. Fidelity will mail proxy materials in advance, including a voting card and information about the proposals to be voted on. The number of votes you are entitled to is based upon the dollar value of your investment.
FMR AND ITS AFFILIATES
FIDELITY FACTS
Fidelity offers the broadest
selection of mutual funds
in the world.
(solid bullet) Number of Fidelity mutual funds: over 230
(solid bullet) Assets in Fidelity mutual funds: over $437 billion
(solid bullet) Number of shareholder
accounts: over 30 million
(solid bullet) Number of investment
analysts and portfolio
managers: over 270
(checkmark)
The funds are managed by FMR, which chooses their investments and handles their business affairs. FMR Texas, located in Irving, Texas, has primary responsibility for providing investment management services for California Money Market.
Jonathan D. Short is manager of California Insured and California Income, both of which he has managed since March 1995. He also manages other Fidelity funds. Since joining Fidelity in 1990, Mr. Short has worked as an analyst and manager.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that establishes procedures for personal investing and restricts certain transactions.
Fidelity Distributors Corporation (FDC) distributes and markets Fidelity's funds and services. Fidelity Service Company, Inc. (FSC) performs transfer agent servicing functions for each fund.
FMR Corp. is the ultimate parent company of FMR and FMR Texas. Members of the Edward C. Johnson 3d family are the predominant owners of a class of shares of common stock representing approximately 49% of the voting power of FMR Corp. Under the Investment Company Act of 1940 (the 1940 Act), control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company; therefore, the Johnson family may be deemed under the 1940 Act to form a controlling group with respect to FMR Corp.
UMB Bank, n.a. (UMB), is each fund's transfer agent, although it employs FSC to perform these functions for each fund. UMB is located at 1010 Grand Avenue, Kansas City, Missouri.
FMR may use its broker-dealer affiliates and other firms that sell fund shares to carry out a fund's transactions, provided that the fund receives brokerage services and commission rates comparable to those of other broker-dealers.
INVESTMENT PRINCIPLES AND RISKS
EACH FUND'S INVESTMENT
APPROACH
MONEY MARKET FUNDS IN GENERAL. The yield of a money market fund will change daily based on changes in interest rates and market conditions. Money market funds follow industry-standard guidelines on the quality, maturity, and diversification of their investments, which are designed to help maintain a stable $1.00 share price. Of course, there is no guarantee that a money market fund will be able to maintain a stable $1.00 share price. It is possible that a major change in interest rates or a default on the fund's investments could cause its share price (and the value of your investment) to change.
FIDELITY'S APPROACH TO MONEY MARKET FUNDS. Money market funds earn income at current money market rates. In managing money market funds, FMR stresses preservation of capital, liquidity, and income. The fund will purchase only high-quality securities that FMR believes present minimal credit risks and will observe maturity restrictions on securities it buys.
CALIFORNIA MUNICIPAL MONEY MARKET seeks high current income that is free from federal income tax and California personal income tax while maintaining a stable $1.00 share price by investing in high-quality, short-term municipal money market securities of all types.
BOND FUNDS IN GENERAL. The yield and share price of a bond fund change daily based on changes in interest rates and market conditions, and in response to other economic, political or financial events. The types and maturities of the securities a bond fund purchases and the credit quality of their issuers will impact a bond fund's reaction to these events. INTEREST RATE RISK. In general, bond prices rise when interest rates fall and fall when interest rates rise. Longer-term bonds are usually more sensitive to interest rate changes. In other words, the longer the maturity of a bond, the greater the impact a change in interest rates is likely to have on the bond's price. In addition, short-term interest rates and long-term interest rates do not necessarily move in the same amount or in the same direction. A short-term bond tends to react to changes in short-term interest rates and a long-term bond tends to react to changes in long-term interest rates.
ISSUER RISK. The price of a bond is affected by the credit quality of its issuer. Changes in the financial condition of an issuer, changes in general economic conditions and changes in specific economic conditions that affect a particular type of issuer can impact the credit quality of an issuer. Lower quality bonds generally tend to be more sensitive to these changes than higher quality bonds.
MUNICIPAL MARKET RISK. Municipal securities are backed by the entity that issued them and/or other revenue streams. Municipal security values may be significantly affected by political changes, as well as uncertainties in the municipal market related to taxation of municipal securities or the rights of municipal securities holders.
FIDELITY'S APPROACH TO BOND FUNDS. The total return from a bond includes both income and price gains or losses. In selecting investments for a bond fund, FMR considers a bond's expected income together with its potential for price gains or losses. While income is the most important component of bond returns over time, a bond fund's emphasis on income does not mean the fund invests only in the highest-yielding bonds available, or that it can avoid losses of principal.
FMR focuses on assembling a portfolio of income-producing bonds that it believes will provide the best balance between risk and return within the ranges of eligible investments for the fund. FMR's evaluation of a potential investment includes an analysis of the credit quality of the issuer, its structural features, its current price compared to FMR's estimate of its long-term value, and any short-term trading opportunities resulting from market inefficiencies.
In structuring a bond fund, FMR allocates assets among different market sectors (for example, general obligation bonds of a state or bonds financing a specific project) and different maturities based on its view of the relative value of each sector or maturity. The performance of the fund will depend on how successful FMR is in pursuing this approach.
CALIFORNIA INSURED MUNICIPAL INCOME seeks high current income that is free from federal income tax and California personal income tax by investing primarily in municipal securities that are covered by insurance guaranteeing the timely payment of interest and principal.
The insurance coverage for the fund's investments is obtained either by the bond's issuer or underwriter, or purchased by the fund. The fund pays premiums for the insurance either directly or indirectly, which increases the credit safety of the fund's invesments, but decreases its yield. It is important to note that the insurance does not guarantee the market value of a security or the fund's shares. As a result of the fund's emphasis on insured securities, the fund's performance will be affected by conditions affecting the insurance industry.
Although the fund does not maintain an average maturity within a specified range, FMR seeks to manage the fund so that it generally reacts to changes in interest rates similarly to municipal bonds with maturities between eight and 18 years.
CALIFORNIA MUNICIPAL INCOME seeks high current income that is free from federal income tax and California personal income tax by investing in investment-grade municipal securities under normal conditions.
Although the fund does not maintain an average maturity within a specified range, FMR seeks to manage the fund so that it generally reacts to changes in interest rates similarly to municipal bonds with maturities between eight and 18 years.
EACH FUND normally invests in municipal securities. FMR normally invests at least 65% of the money market fund's total assets in state municipal securities and so that at least 80% of the fund's income distributions are free from federal income tax. FMR normally invests at least 65% of the insured fund's total assets in municipal securities that are covered by insurance guaranteeing the timely payment of interest and principal. The balance, however, may be invested in other municipal securities, including uninsured municipal bonds. FMR will invest so that at least 80% of the fund's income distributions are free from both federal and California personal income taxes. FMR normally invests the income fund's assets so that at least 80% of the fund's income distributions are free from both federal and California personal income taxes. In addition, FMR may invest all of each fund's assets in municipal securities issued to finance private activities. The interest from these securities is a tax-preference item for purposes of the federal alternative minimum tax.
Each fund's performance is affected by the economic and political conditions within the state of California. California suffered a severe economic recession between 1990-93, which resulted in broad-based revenue shortfalls for the State and many local governments. California's fiscal condition has improved as its economy has been in a sustained recovery since 1994. During the recession, the State substantially reduced local assistance, and further reductions could adversely affect the financial condition of cities, counties, and other government agencies facing constraints in their own revenue collections. California's long-term credit rating stabilized after having been reduced in the past several years. California voters in the past have passed amendments to the California Constitution and other measures that limit the taxing and spending authority of California governmental entities and future voter initiatives could result in adverse consequences affecting California municipal bonds. The funds differ primarily with respect to the quality or maturity of their investments and therefore their sensitivity to changes in economic and other financial conditions and interest rates. The money market fund seeks to provide income while maintaining a stable share price. The bond funds seek to provide a higher level of income by investing in a broader range of securities. As a result, the bond funds do not seek to maintain a stable share price. Although both bond funds normally invest in investment-grade securities, California Insured generally invests in higher quality securities as a result of its focus on insured securities. As of February 28, 1997, the dollar-weighted average maturity for California Insured and California Income was approximately 15.5 and 14.6 years, respectively. In addition, since the money market fund concentrates its investment in California municipal securities, an investment in the money market fund may be riskier than an investment in other types of money market funds.
FMR may use various investment techniques to hedge a portion of the bond funds' risks, but there is no guarantee that these strategies will work as intended. When you sell your shares of the bond funds, they may be worth more or less than what you paid for them.
FMR normally invests each fund's assets according to its investment strategy. The funds do not expect to invest in federally taxable obligations and the bond funds do not expect to invest in state taxable obligations. Each fund also reserves the right to invest without limitation in short-term instruments, to hold a substantial amount of uninvested cash, or to invest more than normally permitted in federally taxable obligations for temporary, defensive purposes.
SECURITIES AND INVESTMENT PRACTICES
The following pages contain more detailed information about types of instruments in which a fund may invest, strategies FMR may employ in pursuit of a fund's investment objective, and a summary of related risks. Any restrictions listed supplement those discussed earlier in this section. A complete listing of each fund's limitations and more detailed information about each fund's investments are contained in a fund's SAI. Policies and limitations are considered at the time of purchase; the sale of instruments is not required in the event of a subsequent change in circumstances.
FMR may not buy all of these instruments or use all of these techniques unless it believes that they are consistent with a fund's investment objective and policies and that doing so will help a fund achieve its goal. Fund holdings and recent investment strategies are detailed in each fund's financial reports, which are sent to shareholders twice a year. For a free SAI or financial report, call 1-800-544-8888.
DEBT SECURITIES. Bonds and other debt instruments are used by issuers to borrow money from investors. The issuer generally pays the investor a fixed, variable or floating rate of interest, and must repay the amount borrowed at maturity. Some debt securities, such as zero coupon bonds, do not pay current interest, but are sold at a discount from their face values.
Debt securities have varying levels of sensitivity to changes in interest rates and varying degrees of credit quality. In general, bond prices rise when interest rates fall, and fall when interest rates rise. Longer-term bonds and zero coupon bonds are generally more sensitive to interest rate changes.
In addition, bond prices are also affected by the credit quality of the issuer. Investment-grade debt securities are medium- and high-quality securities. Some, however, may possess speculative characteristics, and may be more sensitive to economic changes in the financial condition of issuers.
RESTRICTIONS: California Insured invests only in investment-grade securities. A security is considered to be investment-grade if it is judged by FMR to be of equivalent quality to securities rated Baa or BBB or higher by Moody's Investors Service or Standard & Poor's, respectively. California Income normally invests in investment-grade securities, but reserves the right to invest up to 5% of its assets in below investment-grade securities (sometimes called "junk bonds"). A security is considered to be investment-grade if it is rated investment-grade by Moody's, S&P, Duff & Phelps Credit Rating Co., or Fitch Investor Services, L.P., or is unrated but judged by FMR to be of equivalent quality. California Income may not invest in securities judged by FMR to be of equivalent quality to those rated lower than B by Moody's or S&P.
MONEY MARKET SECURITIES are high-quality, short-term obligations issued by municipalities, local and state governments, and other entities. These obligations may carry fixed, variable, or floating interest rates. Some money market securities employ a trust or other similar structure to modify the maturity, price characteristics, or quality of financial assets so that they are eligible investments for money market funds. If the structure does not perform as intended, adverse tax or investment consequences may result. MUNICIPAL SECURITIES are issued to raise money for a variety of public or private purposes, including general financing for state and local governments, or financing for specific projects or public facilities. They may be fully or partially backed by the local government, or by the credit of a private issuer or the current or anticipated revenues from specific projects or assets. Because many municipal securities are issued to finance similar types of projects, especially those relating to education, health care, housing, transportation, and utilities, the municipal markets can be affected by conditions in those sectors. In addition, all municipal securities may be affected by uncertainties regarding their tax status, legislative changes, or rights of municipal securities holders. A municipal security may be owned directly or through a participation interest.
CREDIT AND LIQUIDITY SUPPORT. Issuers may employ various forms of credit and liquidity enhancement, including letters of credit, guarantees, puts and demand features, and insurance, provided by foreign or domestic entities such as banks and other financial institutions. These arrangements expose a fund to the credit risk of the entity providing the credit or liquidity support. Changes in the credit quality of the provider could affect the value of the security and a fund's share price. In addition, in the case of foreign providers of credit or liquidity support, extensive public information about the provider may not be available, and unfavorable political, economic, or governmental developments could affect its ability to honor its commitment.
STATE MUNICIPAL SECURITIES include municipal obligations issued by the state of California or its counties, municipalities, authorities, or other subdivisions. The ability of issuers to repay their debt can be affected by many factors that impact the economic vitality of either the state or a region within the state.
Other state municipal securities include obligations of the U.S. territories and possessions such as Guam, the Virgin Islands, and Puerto Rico, and their political subdivisions and public corporations. The economy of Puerto Rico is closely linked to the U.S. economy, and will be affected by the strength of the U.S. dollar, interest rates, the price stability of oil imports, and the continued existence of favorable tax incentives. ASSET-BACKED SECURITIES include interests in pools of purchase contracts, financing leases, or sales agreements entered into by a municipal issuer. The value of these securities depends on many factors, including changes in market interest rates, the availability of information concerning the pool and its structure, prepayment expectations, the credit quality of the underlying assets, and the market's perception of the servicer of the loan pool, and any credit enhancement provided.
VARIABLE AND FLOATING RATE SECURITIES have interest rates that are periodically adjusted either at specific intervals or whenever a benchmark rate changes. Inverse floaters have interest rates that move in the opposite direction from a benchmark, making the security's market value more volatile.
MUNICIPAL LEASE OBLIGATIONS are used by municipal issuers to acquire land, equipment, or facilities. If the issuer stops making payments or transfers its obligations to a private entity, the obligation could lose value or become taxable.
PUT FEATURES entitle the holder to put (sell back) a security to the issuer or another party. In exchange for this benefit, a fund may accept a lower interest rate. Demand features and standby commitments are types of put features.
PRIVATE ENTITIES may be involved in some municipal securities. For example, industrial revenue bonds are backed by private entities, and resource recovery bonds often involve private corporations. The economic viability of a project or changes in tax incentives could affect the price of these securities.
ADJUSTING INVESTMENT EXPOSURE. A fund can use various techniques to increase or decrease its exposure to changing security prices, interest rates, or other factors that affect security prices. These techniques may involve derivative transactions such as buying and selling options and futures contracts, swap agreements, and purchasing indexed securities.
FMR can use these practices to adjust the risk and return characteristics of a fund's portfolio of investments. If FMR judges market conditions incorrectly or employs a strategy that does not correlate well with a fund's investments, these techniques could result in a loss, regardless of whether the intent was to reduce risk or increase return. These techniques may increase the volatility of a fund and may involve a small investment of cash relative to the magnitude of the risk assumed. In addition, these techniques could result in a loss if the counterparty to the transaction does not perform as promised.
ILLIQUID AND RESTRICTED SECURITIES. Some investments may be determined by FMR, under the supervision of the Board of Trustees, to be illiquid, which means that they may be difficult to sell promptly at an acceptable price. The sale of some illiquid securities and some other securities may be subject to legal restrictions. Difficulty in selling securities may result in a loss or may be costly to a fund.
RESTRICTIONS: A fund may not purchase a security if, as a result, more than 10% of its assets would be invested in illiquid securities.
WHEN-ISSUED AND FORWARD PURCHASE OR SALE TRANSACTIONS are trading practices in which payment and delivery for the security take place at a later date than is customary for that type of security. The price of the security could change during this period.
CASH MANAGEMENT. A fund may invest in money market securities and in a money market fund available only to funds and accounts managed by FMR or its affiliates, whose goal is to seek a high level of current income exempt from federal income tax while maintaining a stable $1.00 share price. A major change in interest rates or a default on the money market fund's investments could cause its share price to change.
RESTRICTIONS: California Insured and California Income do not currently intend to invest in a money market fund.
DIVERSIFICATION. Diversifying a fund's investment portfolio can reduce the risks of investing. This may include limiting the amount of money invested in any one issuer or, on a broader scale, in any one industry or type of project. Economic, business, or political changes can affect all securities of a similar type. A fund that is not diversified may be more sensitive to changes in the market value of a single issuer or industry.
RESTRICTIONS: Each fund is considered non-diversified. Generally, to meet federal tax requirements at the close of each quarter, each fund does not invest more than 25% of its total assets in any one issuer and, with respect to 50% of total assets, does not invest more than 5% of its total assets in any issuer. These limitations do not apply to U.S. Government securities or to securities of other investment companies. Each fund may invest more than 25% of its total assets in tax-free securities that finance similar types of projects. California Insured may invest more than 25% of its assets in bonds insured by the same insurance company. BORROWING. A fund may borrow from banks or from other funds advised by FMR, or through reverse repurchase agreements. If a fund borrows money, its share price may be subject to greater fluctuation until the borrowing is paid off. If a fund makes additional investments while borrowings are outstanding, this may be considered a form of leverage.
RESTRICTIONS: Each fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 331/3% of its total assets. FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS
Some of the policies and restrictions discussed on the preceding pages are fundamental, that is, subject to change only by shareholder approval. The following paragraphs restate all those that are fundamental. All policies stated throughout this prospectus, other than those identified in the following paragraphs, can be changed without shareholder approval. CALIFORNIA MUNICIPAL MONEY MARKET seeks as high a level of current income, exempt from federal and California state personal income tax, as is consistent with the preservation of capital. The fund will normally invest so that at least 80% of its income distributions are free from federal income tax.
CALIFORNIA INSURED MUNICIPAL INCOME seeks as high a level of current income, exempt from federal and California state personal income tax, available from investing primarily in municipal securities that are covered by insurance guaranteeing the timely payment of principal and interest. FMR will invest the fund's assets primarily in municipal bonds that are (1) insured under an insurance policy obtained by the issuer or underwriter; or
(2) insured under an insurance policy purchased by the fund. Insurance will be obtained from recognized insurers. The fund may invest in uninsured municipal obligations judged to be of quality equivalent to the four highest ratings assigned by Moody's and S&P (Baa, BBB, or better). Under normal market conditions, such uninsured obligations may not exceed 35% of the fund's assets. The fund will normally invest so that at least 80% of its income distributions are exempt from federal and California state personal income taxes. During periods when FMR believes that California municipals that meet the fund's standards are not available, the fund may temporarily invest more than 20% of its assets in obligations that are only federally tax-exempt.
CALIFORNIA MUNICIPAL INCOME seeks as high a level of current income, exempt from federal and California state personal income tax, available from investing primarily in municipal securities judged by FMR to be of investment-grade quality. The fund may invest up to one-third of its assets in lower-quality bonds, but may not purchase bonds that are judged by FMR to be equivalent quality to those rated lower than B. The fund will normally invest so that at least 80% of its income distributions are exempt from federal and California state personal income taxes. During periods when FMR believes that California municipals that meet the fund's standard are not available, the fund may temporarily invest more than 20% of its assets in obligations that are only federally tax-exempt.
Each fund may borrow only for temporary or emergency purpose, but not in an amount exceeding 33 % of its total assets.
BREAKDOWN OF EXPENSES
Like all mutual funds, the funds pay fees related to their daily operations. Expenses paid out of a fund's assets are reflected in its share price or dividends; they are neither billed directly to shareholders nor deducted from shareholder accounts.
Each fund pays a MANAGEMENT FEE to FMR for managing its investments and business affairs. FMR in turn pays fees to an affiliate who provides assistance with these services for California Money Market. Each fund also pays OTHER EXPENSES, which are explained on page .
FMR may, from time to time, agree to reimburse the funds for management fees and other expenses above a specified limit. FMR retains the ability to be repaid by a fund if expenses fall below the specified limit prior to the end of the fiscal year. Reimbursement arrangements, which may be terminated at any time without notice, can decrease a fund's expenses and boost its performance.
MANAGEMENT FEE
The management fee is calculated and paid to FMR every month. The fee is calculated by adding a group fee rate to an individual fund fee rate, and multiplying the result by the fund's average net assets.
The group fee rate is based on the average net assets of all the mutual funds advised by FMR. This rate cannot rise above 0.37%, and it drops as total assets under management increase.
For February 1997, the group fee rate was 0.14%. Each fund's individual fund fee rate is 0.25%. Each fund's total management fee rate for fiscal 1997 was 0.39%.
FMR Texas is California Money Market Fund's sub-adviser and has primary responsibility for managing its investments. FMR is responsible for providing other management services. FMR pays FMR Texas 50% of its management fee (before expense reimbursements) for FMR Texas' services. FMR paid FMR Texas a fee equal to 0.20% of California Money Market Fund's average net assets for the fiscal year ended February 28, 1997.
OTHER EXPENSES
While the management fee is a significant component of the funds' annual operating costs, the funds have other expenses as well.
FSC performs many transaction and accounting functions. These services include processing shareholder transactions, valuing each fund's investments, and handling securities loans. In the fiscal year ended February 1997, FSC received fees equal to 0.21%, 0.17% and 0.16%, respectively, of California Money Market's, California Insured's and California Income's average net assets.
The funds also pay other expenses, such as legal, audit, and custodian fees; proxy solicitation costs; and the compensation of trustees who are not affiliated with Fidelity.
Each fund has adopted a Distribution and Service Plan. These plans recognize that FMR may use its resources, including management fees, to pay expenses associated with the sale of fund shares. This may include payments to third parties, such as banks or broker-dealers, that provide shareholder support services or engage in the sale of the fund's shares. It is important to note, however, that the funds do not pay FMR any separate fees for this service.
For the fiscal year ended February 1997, the portfolio turnover rates for California Insured and California Income were 16% and 17%, respectively. These rates vary from year to year.
YOUR ACCOUNT


DOING BUSINESS WITH FIDELITY
Fidelity Investments was established in 1946 to manage one of America's first mutual funds. Today, Fidelity is the largest mutual fund company in the country, and is known as an innovative provider of high-quality financial services to individuals and institutions.
In addition to its mutual fund business, the company operates one of America's leading discount brokerage firms, Fidelity Brokerage Services, Inc. (FBSI). Fidelity is also a leader in providing tax-sheltered retirement plans for individuals investing on their own or through their employer.
Fidelity is committed to providing investors with practical information to make investment decisions. Based in Boston, Fidelity provides customers with complete service 24 hours a day, 365 days a year, through a network of telephone service centers around the country.
To reach Fidelity for general information, call these numbers:
(small solid bullet) For mutual funds, 1-800-544-8888
(small solid bullet) For brokerage, 1-800-544-7272
If you would prefer to speak with a representative in person, Fidelity has over 80 walk-in Investor Centers across the country.
TYPES OF ACCOUNTS
You may set up an account directly in a fund or, if you own or intend to purchase individual securities as part of your total investment portfolio, you may consider investing in a fund through a brokerage account. You can choose California Money Market as your core account for your Fidelity Ultra Service Account(registered trademark) or FidelityPlusSM brokerage account. You may purchase or sell shares of the funds through an investment professional, including a broker, who may charge you a transaction fee for this service. If you invest through FBSI, another financial institution, or an investment professional, read their program materials for any special provisions, additional service features or fees that may apply to your investment in a fund. Certain features of the fund, such as the minimum initial or subsequent investment amounts, may be modified.
The different ways to set up (register) your account with Fidelity are listed in the table that follows.
WAYS TO SET UP YOUR ACCOUNT
INDIVIDUAL OR JOINT TENANT
FOR YOUR GENERAL INVESTMENT NEEDS
Individual accounts are owned by one person. Joint accounts can have two or more owners (tenants).
GIFTS OR TRANSFERS TO A MINOR (UGMA, UTMA)
TO INVEST FOR A CHILD'S EDUCATION OR OTHER FUTURE NEEDS
These custodial accounts provide a way to give money to a child and obtain tax benefits. An individual can give up to $10,000 a year per child without paying federal gift tax. Depending on state laws, you can set up a custodial account under the Uniform Gifts to Minors Act (UGMA) or the Uniform Transfers to Minors Act (UTMA).
TRUST
FOR MONEY BEING INVESTED BY A TRUST
The trust must be established before an account can be opened.
BUSINESS OR ORGANIZATION
FOR INVESTMENT NEEDS OF CORPORATIONS, ASSOCIATIONS, PARTNERSHIPS, OR OTHER
GROUPS
Requires a special application.
HOW TO BUY SHARES
EACH FUND'S SHARE PRICE, called net asset value (NAV), is calculated every business day. California Money Market is managed to keep its share price stable at $1.00. Each fund's shares are sold without a sales charge.
Shares are purchased at the next share price calculated after your investment is received and accepted. Share price is normally calculated at 4 p.m. Eastern time. Shares of California Insured are offered to current shareholders only.
IF YOU ARE NEW TO FIDELITY, complete and sign an account application and mail it along with your check. You may also open your account in person or by wire as described on page . If there is no application accompanying this prospectus, call 1-800-544-8888.
IF YOU ALREADY HAVE MONEY INVESTED IN A FIDELITY FUND, you can:
(small solid bullet) Mail in an application with a check, or
(small solid bullet) Open your account by exchanging from another Fidelity fund.
If you buy shares by check or Fidelity Money Line(registered trademark), and then sell those shares by any method other than by exchange to another Fidelity fund, the payment may be delayed for up to seven business days to ensure that your previous investment has cleared.
MINIMUM INVESTMENTS
FOR THE MONEY MARKET FUND
TO OPEN AN ACCOUNT  $5,000
TO ADD TO AN ACCOUNT  $250
Through regular investment plans* $100
MINIMUM BALANCE $2,000
MINIMUM INVESTMENTS**
FOR THE BOND FUNDS
TO OPEN AN ACCOUNT
(California Income only)  $10,000
TO ADD TO AN ACCOUNT  $1,000
Through regular investment plans* $500
MINIMUM BALANCE $5,000
*FOR MORE INFORMATION ABOUT REGULAR INVESTMENT PLANS, PLEASE REFER TO "INVESTOR SERVICES," PAGE .
**THESE MINIMUMS DO NOT APPLY TO SHAREHOLDERS WITH EXISTING ACCOUNTS ON RECORD MARCH 31, 1997.
These minimums may vary for investments through Fidelity Portfolio Advisory Services. Refer to the program materials for details.

                                      TO OPEN AN ACCOUNT                            TO ADD TO AN ACCOUNT

Phone 1-800-544-777 (phone_graphic)   (small solid bullet) Exchange from another    (small solid bullet) Exchange from another
                                      Fidelity fund account                         Fidelity fund account
                                      with the same                                 with the same
                                      registration, including                       registration, including
                                      name, address, and                            name, address, and
                                      taxpayer ID number.                           taxpayer ID number.
                                                                                    (small solid bullet) Use Fidelity Money
                                                                                    Line to transfer from
                                                                                    your bank account. Call
                                                                                    before your first use to
                                                                                    verify that this service
                                                                                    is in place on your
                                                                                    account. Maximum
                                                                                    Money Line: $50,000.



Mail (mail_graphic)   (small solid bullet) Complete and sign the    (small solid bullet) Make your check
                      application. Make your                        payable to the complete
                      check payable to the                          name of the fund.
                      complete name of the                          Indicate your fund
                      fund of your choice.                          account number on
                      Mail to the address                           your check and mail to
                      indicated on the                              the address printed on
                      application.                                  your account statement.
                                                                    (small solid bullet) Exchange by mail: call
                                                                    1-800-544-6666 for
                                                                    instructions.



In Person (hand_graphic)   (small solid bullet) Bring your application    (small solid bullet) Bring your check to a
                           and check to a Fidelity                        Fidelity Investor Center.
                           Investor Center. Call                          Call 1-800-544-9797 for
                           1-800-544-9797 for the                         the center nearest you.
                           center nearest you.



Wire (wire_graphic)   (small solid bullet) Call 1-800-544-7777 to     (small solid bullet) Wire to:
                      set up your account                             Bankers Trust
                      and to arrange a wire                           Company,
                      transaction.                                    Bank Routing
                      (small solid bullet) Wire within 24 hours to:   #021001033,
                      Bankers Trust                                   Account #00163053.
                      Company,                                        Specify the complete
                      Bank Routing                                    name of the fund and
                      #021001033,                                     include your account
                      Account #00163053.                              number and your
                      Specify the complete                            name.
                      name of the fund and
                      include your new
                      account number and
                      your name.



Automatically (automatic_graphic)   (small solid bullet) Not available.   (small solid bullet) Use Fidelity Automatic
                                                                          Account Builder. Sign
                                                                          up for this service
                                                                          when opening your
                                                                          account, or call
                                                                          1-800-544-6666 to add
                                                                          it.



(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


HOW TO SELL SHARES
You can arrange to take money out of your fund account at any time by selling (redeeming) some or all of your shares. Your shares will be sold at the next share price calculated after your order is received and accepted. Share price is normally calculated at 4 p.m. Eastern time.
TO SELL SHARES THROUGH YOUR FIDELITY ULTRA SERVICE OR FIDELITYPLUS ACCOUNT, call 1-800-544-6262 to receive a handbook with instructions.
IF YOU ARE SELLING SOME BUT NOT ALL OF YOUR SHARES, leave at least $5,000 ($2,000 for the money market fund) worth of shares in the account to keep it open.
TO SELL SHARES BY BANK WIRE OR FIDELITY MONEY LINE, you will need to sign up for these services in advance.
CERTAIN REQUESTS MUST INCLUDE A SIGNATURE GUARANTEE. It is designed to protect you and Fidelity from fraud. Your request must be made in writing and include a signature guarantee if any of the following situations apply:
(small solid bullet) You wish to redeem more than $100,000 worth of shares, (small solid bullet) Your account registration has changed within the last 30 days,
(small solid bullet) The check is being mailed to a different address than the one on your account (record address),
(small solid bullet) The check is being made payable to someone other than the account owner, or
(small solid bullet) The redemption proceeds are being transferred to a Fidelity account with a different registration.
You should be able to obtain a signature guarantee from a bank, broker (including Fidelity Investor Centers), dealer, credit union (if authorized under state law), securities exchange or association, clearing agency, or savings association. A notary public cannot provide a signature guarantee. SELLING SHARES IN WRITING
Write a "letter of instruction" with:
(small solid bullet) Your name,
(small solid bullet) The fund's name,
(small solid bullet) Your fund account number,
(small solid bullet) The dollar amount or number of shares to be redeemed,
and
(small solid bullet) Any other applicable requirements listed in the table that follows.
Unless otherwise instructed, Fidelity will send a check to the record address. Deliver your letter to a Fidelity Investor Center, or mail it to:
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
CHECKWRITING
If you have a checkbook for your account, you may write an unlimited number of checks. Do not, however, try to close out your account by check.
      ACCOUNT TYPE   SPECIAL REQUIREMENTS


Phone 1-800-544-777 (phone_graphic)              All account types     (small solid bullet) Maximum check request:
                                                                       $100,000.
                                                                       (small solid bullet) For Money Line transfers to
                                                                       your bank account; minimum:
                                                                       $10; maximum: $100,000.
                                                                       (small solid bullet) You may exchange to other
                                                                       Fidelity funds if both
                                                                       accounts are registered with
                                                                       the same name(s), address,
                                                                       and taxpayer ID number.

Mail or in Person (mail_graphic)(hand_graphic)   Individual, Joint     (small solid bullet) The letter of instruction must
                                                 Tenant,               be signed by all persons
                                                 Sole Proprietorship   required to sign for
                                                 , UGMA, UTMA          transactions, exactly as their
                                                 Trust                 names appear on the
                                                                       account.
                                                                       (small solid bullet) The trustee must sign the
                                                                       letter indicating capacity as
                                                 Business or           trustee. If the trustee's name
                                                 Organization          is not in the account
                                                                       registration, provide a copy of
                                                                       the trust document certified
                                                                       within the last 60 days.
                                                                       (small solid bullet) At least one person
                                                 Executor,             authorized by corporate
                                                 Administrator,        resolution to act on the
                                                 Conservator,          account must sign the letter.
                                                 Guardian              (small solid bullet) Include a corporate
                                                                       resolution with corporate seal
                                                                       or a signature guarantee.
                                                                       (small solid bullet) Call 1-800-544-6666 for
                                                                       instructions.

Wire (wire_graphic)                              All account types     (small solid bullet) You must sign up for the wire
                                                                       feature before using it. To
                                                                       verify that it is in place, call
                                                                       1-800-544-6666. Minimum
                                                                       wire: $5,000.
                                                                       (small solid bullet) Your wire redemption request
                                                                       must be received and
                                                                       accepted by Fidelity before 4
                                                                       p.m. Eastern time for money
                                                                       to be wired on the next
                                                                       business day.



Check (check_graphic)   All account types   (small solid bullet) Minimum check: $1,000
                                            ($500 for the money market
                                            fund).
                                            (small solid bullet) All account owners must sign
                                            a signature card to receive a
                                            checkbook.



(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


INVESTOR SERVICES
Fidelity provides a variety of services to help you manage your account. INFORMATION SERVICES
FIDELITY'S TELEPHONE REPRESENTATIVES are available 24 hours a day, 365 days a year. Whenever you call, you can speak with someone equipped to provide the information or service you need.
24-HOUR SERVICE
ACCOUNT ASSISTANCE
1-800-544-6666
ACCOUNT TRANSACTIONS
1-800-544-7777
PRODUCT INFORMATION
1-800-544-8888
RETIREMENT ACCOUNT
ASSISTANCE
1-800-544-4774
TOUCHTONE XPRESSSM
1-800-544-5555
 AUTOMATED SERVICE
(checkmark)
STATEMENTS AND REPORTS that Fidelity sends to you include the following:
(small solid bullet) Confirmation statements (after every transaction, except reinvestments, that affects your account balance or your account registration)
(small solid bullet) Account statements (quarterly)
(small solid bullet) Financial reports (every six months)
To reduce expenses, only one copy of most financial reports and prospectuses will be mailed to your household, even if you have more than one account in the fund. Call 1-800-544-6666 if you need copies of financial reports, prospectuses, or historical account information. TRANSACTION SERVICES
EXCHANGE PRIVILEGE. You may sell your fund shares and buy shares of other Fidelity funds by telephone or in writing.
Note that exchanges out of a fund are limited to four per calendar year (except for California Insured Municipal Income), and that they may have tax consequences for you. For details on policies and restrictions governing exchanges, including circumstances under which a shareholder's exchange privilege may be suspended or revoked, see page .
SYSTEMATIC WITHDRAWAL PLANS let you set up periodic redemptions from your account.
FIDELITY MONEY LINE enables you to transfer money by phone between your bank account and your fund account. Most transfers are complete within three business days of your call.
REGULAR INVESTMENT PLANS
One easy way to pursue your financial goals is to invest money regularly. Fidelity offers convenient services that let you transfer money into your fund account, or between fund accounts, automatically. While regular investment plans do not guarantee a profit and will not protect you against loss in a declining market, they can be an excellent way to invest for a home, educational expenses, and other long-term financial goals.
REGULAR INVESTMENT PLANS
FIDELITY AUTOMATIC ACCOUNT BUILDERSM
TO MOVE MONEY FROM YOUR BANK ACCOUNT TO A FIDELITY FUND

MINIMUM          FREQUENCY     SETTING UP OR CHANGING
$500             Monthly or    (small solid bullet) For a new account, complete the
($100 for the    quarterly     appropriate section on the fund
money market                   application.
fund)                          (small solid bullet) For existing accounts, call
                               1-800-544-6666 for an application.
                               (small solid bullet) To change the amount or frequency of
                               your investment, call 1-800-544-6666 at
                               least three business days prior to your
                               next scheduled investment date.


DIRECT DEPOSIT
TO SEND ALL OR A PORTION OF YOUR PAYCHECK OR GOVERNMENT CHECK TO A FIDELITY
FUNDA

MINIMUM          FREQUENCY    SETTING UP OR CHANGING
$500             Every pay    (small solid bullet) Check the appropriate box on the fund
($100 for the    period       application, or call 1-800-544-6666 for an
money market                  authorization form.
fund)                         (small solid bullet) Changes require a new authorization
                              form.


FIDELITY AUTOMATIC EXCHANGE SERVICE
TO MOVE MONEY FROM A FIDELITY MONEY MARKET FUND TO ANOTHER FIDELITY FUND

MINIMUM          FREQUENCY        SETTING UP OR CHANGING
$500             Monthly,         (small solid bullet) To establish, call 1-800-544-6666 after
($100 for the    bimonthly,       both accounts are opened.
money market     quarterly, or    (small solid bullet) To change the amount or frequency of
fund)            annually         your investment, call 1-800-544-6666.


A BECAUSE BOND FUND SHARE PRICES FLUCTUATE, THOSE FUNDS MAY NOT BE APPROPRIATE CHOICES FOR DIRECT DEPOSIT OF YOUR ENTIRE CHECK.
   SHAREHOLDER AND ACCOUNT POLICIES


DIVIDENDS, CAPITAL GAINS, AND TAXES
Each fund distributes substantially all of its net investment income and capital gains, if any, to shareholders each year. Income dividends are declared daily and paid monthly. Capital gains earned by the bond funds are normally distributed in April and December.
DISTRIBUTION OPTIONS
When you open an account, specify on your application how you want to receive your distributions. If the option you prefer is not listed on the application, call 1-800-544-6666 for instructions. Each fund offers four options (three for California Money Market):
1. REINVESTMENT OPTION. Your dividend and capital gain distributions, if any, will be automatically reinvested in additional shares of the fund. If you do not indicate a choice on your application, you will be assigned this option.
2. INCOME-EARNED OPTION. Your capital gain distributions, if any, will be automatically reinvested, but you will be sent a check for each dividend distribution. This option is not available for California Money Market.
3. CASH OPTION. You will be sent a check for your dividend and capital gain distributions, if any.
4. DIRECTED DIVIDENDS(registered trademark) OPTION. Your dividend and capital gain distributions, if any, will be automatically invested in another identically registered Fidelity fund.
Dividends will be reinvested at the fund's NAV on the last day of the month. Capital gain distributions, if any, will be reinvested at the NAV as of the date the fund deducts the distribution from its NAV. The mailing of distribution checks will begin within seven days.
UNDERSTANDING
DISTRIBUTIONS
As a fund shareholder, you
are entitled to your share of
the fund's net income and
gains on its investments. The
fund passes its earnings
along to its investors as
DISTRIBUTIONS.
Each fund earns interest from
its investments. These are
passed along as DIVIDEND
DISTRIBUTIONS. The fund may
realize capital gains if it sells
securities for a higher price
than it paid for them. These
are passed along as CAPITAL
GAIN DISTRIBUTIONS. Money
market funds usually don't
make capital gain
distributions.
(checkmark)
TAXES
As with any investment, you should consider how an investment in a tax-free fund could affect you. Below are some of the funds' tax implications.
TAXES ON DISTRIBUTIONS. Interest income that a fund earns is distributed to shareholders as income dividends. Interest that is federally tax-free remains tax-free when it is distributed.
However, gain on the sale of tax-free bonds results in taxable distributions. Short-term capital gains and a portion of the gain on bonds purchased at a discount are taxed as dividends. Long-term capital gain distributions are taxed as long-term capital gains. These distributions are taxable when they are paid, whether you take them in cash or reinvest them. However, distributions declared in December and paid in January are taxable as if they were paid on December 31. Fidelity will send you and the IRS a statement showing the tax status of the distributions paid to you in the previous year.
The interest from some municipal securities is subject to the federal alternative minimum tax. Each fund may invest up to 100% of its assets in these securities. Individuals who are subject to the tax must report this interest on their tax returns.
To the extent a fund's income dividends are derived from interest on state tax-free investments, they will be free from California state personal income tax.
During the fiscal year ended February 1997, 100% of each fund's income dividends was free from federal income and California taxes. 27.44% of California Money Market's, 0.23% of California Insured's and 0.20% of California Income's dividends were subject to the federal alternative minimum tax.
TAXES ON TRANSACTIONS. Your bond fund redemptions - including exchanges to other Fidelity funds - are subject to capital gains tax. A capital gain or loss is the difference between the cost of your shares and the price you receive when you sell them.
Whenever you sell shares of a fund, Fidelity will send you a confirmation statement showing how many shares you sold and at what price. You will also receive a consolidated transaction statement every January. However, it is up to you or your tax preparer to determine whether this sale resulted in a capital gain and, if so, the amount of tax to be paid. Be sure to keep your regular account statements; the information they contain will be essential in calculating the amount of your capital gains.
"BUYING A DIVIDEND." If you buy shares when a fund has realized but not yet distributed income or capital gains, you will pay the full price for the shares and then receive a portion of the price back in the form of a taxable distribution.
TRANSACTION DETAILS
THE FUNDS ARE OPEN FOR BUSINESS each day the New York Stock Exchange (NYSE) is open. Fidelity normally calculates each fund's NAV as of the close of business of the NYSE, normally 4 p.m. Eastern time.
EACH FUND'S NAV is the value of a single share. The NAV is computed by adding the value of the fund's investments, cash, and other assets, subtracting its liabilities, and then dividing the result by the number of shares outstanding.
The money market fund's assets are valued on the basis of amortized cost. This method minimizes the effect of changes in a security's market value and helps the fund to maintain a stable $1.00 share price. For the bond funds, assets are valued primarily on the basis of market quotations, if available. Since market quotations are often unavailable, assets are usually valued on the basis of information furnished by a pricing service or by another method that the Board of Trustees believes accurately reflects fair value.
EACH FUND'S OFFERING PRICE (price to buy one share) is its NAV. Each funds REDEMPTION PRICE (price to sell one share) is its NAV.
WHEN YOU SIGN YOUR ACCOUNT APPLICATION, you will be asked to certify that your Social Security or taxpayer identification number is correct and that you are not subject to 31% backup withholding for failing to report income to the IRS. If you violate IRS regulations, the IRS can require a fund to withhold 31% of your taxable distributions and redemptions.
YOU MAY INITIATE MANY TRANSACTIONS BY TELEPHONE. Fidelity may only be liable for losses resulting from unauthorized transactions if it does not follow reasonable procedures designed to verify the identity of the caller. Fidelity will request personalized security codes or other information, and may also record calls. You should verify the accuracy of your confirmation statements immediately after you receive them. If you do not want the ability to redeem and exchange by telephone, call Fidelity for instructions.
IF YOU ARE UNABLE TO REACH FIDELITY BY PHONE (for example, during periods of unusual market activity), consider placing your order by mail or by visiting a Fidelity Investor Center.
EACH FUND RESERVES THE RIGHT TO SUSPEND THE OFFERING OF SHARES for a period of time. Each fund also reserves the right to reject any specific purchase order, including certain purchases by exchange. See "Exchange Restrictions" on page . Purchase orders may be refused if, in FMR's opinion, they would disrupt management of a fund.
WHEN YOU PLACE AN ORDER TO BUY SHARES, your order will be processed at the next offering price calculated after your order is received and accepted. Note the following:
(small solid bullet) All of your purchases must be made in U.S. dollars and checks must be drawn on U.S. banks.
(small solid bullet) Fidelity does not accept cash.
(small solid bullet) When making a purchase with more than one check, each check must have a value of at least $50.
(small solid bullet) Each fund reserves the right to limit the number of checks processed at one time.
(small solid bullet) If your check does not clear, your purchase will be cancelled and you could be liable for any losses or fees a fund or its transfer agent has incurred.
(small solid bullet) You begin to earn dividends as of the first business day following the day of your purchase.
TO AVOID THE COLLECTION PERIOD associated with check and Money Line purchases, consider buying shares by bank wire, U.S. Postal money order, U.S. Treasury check, Federal Reserve check, or direct deposit instead. CERTAIN FINANCIAL INSTITUTIONS that have entered into sales agreements with FDC may enter confirmed purchase orders on behalf of customers by phone, with payment to follow no later than the time when a fund is priced on the following business day. If payment is not received by that time, the financial institution could be held liable for resulting fees or losses. WHEN YOU PLACE AN ORDER TO SELL SHARES, your shares will be sold at the next NAV calculated after your request is received and accepted. Note the following:
(small solid bullet) Normally, redemption proceeds will be mailed to you on the next business day, but if making immediate payment could adversely affect a fund, it may take up to seven days to pay you.
(small solid bullet) Shares will earn dividends through the date of redemption; however, shares redeemed on a Friday or prior to a holiday will continue to earn dividends until the next business day.
(small solid bullet) Fidelity Money Line redemptions generally will be credited to your bank account on the second or third business day after your phone call.
(small solid bullet) Each fund may hold payment on redemptions until it is reasonably satisfied that investments made by check or Fidelity Money Line have been collected, which can take up to seven business days.
(small solid bullet) Remember to keep shares in your account in order to be eligible to purchase additional shares of California Insured.
(small solid bullet) Redemptions may be suspended or payment dates postponed when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.
(small solid bullet) If you sell shares by writing a check and the amount of the check is greater than the value of your account, your check will be returned to you and you may be subject to additional charges.
(small solid bullet) If your account is not an Ultra Service Account, there is a $1.00 charge for each check written under $1,000 ($500 for the money market fund).
FIDELITY RESERVES THE RIGHT TO DEDUCT AN ANNUAL MAINTENANCE FEE of $12.00 from accounts with a value of less than $2,500, subject to an annual maximum charge of $24.00 per shareholder. It is expected that accounts will be valued on the second Friday in November of each year. Accounts opened after September 30 will not be subject to the fee for that year. The fee, which is payable to the transfer agent, is designed to offset in part the relatively higher costs of servicing smaller accounts. This fee will not be deducted from Fidelity Brokerage Accounts, retirement accounts (except non-prototype retirement accounts), accounts using regular investment plans, or if total assets with Fidelity exceed $30,000. Eligibility for the $30,000 waiver is determined by aggregating Fidelity accounts maintained by FSC or FBSI which are registered under the same social security number or which list the same social security number for the custodian of a Uniform Gifts/Transfers to Minors Act account.
IF YOUR ACCOUNT BALANCE FALLS BELOW $5,000, ($2,000 FOR THE MONEY MARKET
FUND), you will be given 30 days' notice to reestablish the minimum balance. If you do not increase your balance, Fidelity reserves the right to close your account and send the proceeds to you. Your shares will be redeemed at the NAV on the day your account is closed.
FIDELITY MAY CHARGE A FEE FOR SPECIAL SERVICES, such as providing historical account documents, that are beyond the normal scope of its services.
FDC may, at its own expense, provide promotional incentives to qualified recipients who support the sale of shares of the funds without reimbursement from the funds. Qualified recipients are securities dealers who have sold fund shares or others, including banks and other financial institutions, under special arrangements in connection with FDC's sales activities. In some instances, these incentives may be offered only to certain institutions whose representatives provide services in connection with the sale or expected sale of significant amounts of shares.
EXCHANGE RESTRICTIONS
As a shareholder, you have the privilege of exchanging shares of a fund for shares of other Fidelity funds. However, you should note the following:
(small solid bullet) The fund you are exchanging into must be available for sale in your state.
(small solid bullet) You may only exchange between accounts that are registered in the same name, address, and taxpayer identification number. (small solid bullet) Before exchanging into a fund, read its prospectus. (small solid bullet) If you exchange into a fund with a sales charge, you pay the percentage-point difference between that fund's sales charge and any sales charge you have previously paid in connection with the shares you are exchanging. For example, if you had already paid a sales charge of 2% on your shares and you exchange them into a fund with a 3% sales charge, you would pay an additional 1% sales charge.
(small solid bullet) Exchanges may have tax consequences for you.
(small solid bullet) Because excessive trading can hurt fund performance and shareholders, each fund reserves the right to temporarily or permanently terminate the exchange privilege of any investor who makes more than four exchanges out of the fund per calendar year. Accounts under common ownership or control, including accounts with the same taxpayer identification number, will be counted together for purposes of the four exchange limit.
(small solid bullet) Each fund reserves the right to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
(small solid bullet) Your exchanges may be restricted or refused if a fund receives or anticipates simultaneous orders affecting significant portions of the fund's assets. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to a fund.
Although the funds will attempt to give you prior notice whenever they are reasonably able to do so, they may impose these restrictions at any time. The funds reserve the right to terminate or modify the exchange privilege in the future.
OTHER FUNDS MAY HAVE DIFFERENT EXCHANGE RESTRICTIONS, and may impose administrative fees of up to $7.50 and redemption fees of up to 1.50% on exchanges. Check each fund's prospectus for details.



This prospectus is printed on recycled paper using soy-based inks. Spartan California Municipal Income Fund
Spartan California Intermediate Municipal Income Fund
Fidelity California Insured Municipal Income Fund
(Funds of Fidelity California Municipal Trust)
Fidelity California Municipal Income Fund
(A Fund of Fidelity California Municipal Trust)
FORM N-14
STATEMENT OF ADDITIONAL INFORMATION
June 9, 1997

This Statement of Additional Information, relates to the proposed reorganization whereby Fidelity California Municipal Income Fund (Fidelity CA Income), a series of Fidelity California Municipal Trust, would acquire all of the assets of Spartan California Municipal Income Fund (Spartan CA Income), Spartan California Intermediate Municipal Income Fund (Spartan CA Intermediate), and Fidelity California Insured Municipal Income Fund (Fidelity CA Insured), other series of Fidelity California Municipal Trust, and assume all of Spartan CA Income's, Spartan CA Intermediate's, and Fidelity CA Insured's liabilities in exchange solely for shares of beneficial interest in Fidelity CA Income.
This Statement of Additional Information consists of this cover page and the following described documents, each of which is attached hereto and incorporated herein by reference:
 1. The Statement of Additional Information of Fidelity California Municipal Income Fund dated April 19, 1997.
 2. The Prospectuses and Statements of Additional Information of Spartan California Municipal Income Fund, Spartan California Intermediate Municipal Income Fund, and Fidelity California Insured Municipal Income Fund dated April 19, 1997.
 3. The Annual Report of Fidelity California Municipal Income Fund for the fiscal year ended February 28, 1997.
 4. The Annual Reports of Spartan California Municipal Income Fund, Spartan California Intermediate Municipal Income Fund, and Fidelity California Insured Municipal Income Fund for the fiscal year ended February 28, 1997.
 5. The Pro Forma Financial Statements for Spartan California Municipal Income Fund, Spartan California Intermediate Municipal Income Fund, Fidelity California Insured Municipal Income Fund, and Fidelity California Municipal Income Fund for the period ended February 28, 1997.
This Statement of Additional Information is not a prospectus. A Proxy Statement and Prospectus dated June 9, 1997, relating to the above-referenced matter may be obtained from Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109. This Statement of Additional Information relates to, and should be read in conjunction with, such Proxy Statement and Prospectus.

FIDELITY CALIFORNIA MUNICIPAL MONEY MARKET FUND
A FUND OF FIDELITY CALIFORNIA MUNICIPAL TRUST II
FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND,
FIDELITY CALIFORNIA MUNICIPAL INCOME FUND
FUNDS OF FIDELITY CALIFORNIA MUNICIPAL TRUST
STATEMENT OF ADDITIONAL INFORMATION
APRIL 19, 1997
This Statement of Additional Information (SAI) is not a prospectus but should be read in conjunction with the funds' current Prospectus (dated April 19, 1997). Please retain this document for future reference. The funds' Annual Report is a separate document supplied with this SAI. To obtain a free additional copy of a Prospectus or an Annual Report, please call Fidelity at 1-800-544-8888.
TABLE OF CONTENTS                                PAGE



Investment Policies and Limitations

Special Considerations Affecting California

Special Considerations Affecting Puerto Rico

Portfolio Transactions

Valuation

Performance

Additional Purchase and Redemption Information

Distributions and Taxes

FMR

Trustees and Officers

Management Contracts

Distribution and Service Plans

Contracts with FMR Affiliates

Description of the Trusts

Financial Statements

Appendix

INVESTMENT ADVISER
Fidelity Management & Research Company (FMR)
INVESTMENT SUB-ADVISER
FMR Texas, Inc. (FMR Texas) (money market fund)
DISTRIBUTOR
Fidelity Distributors Corporation (FDC)
TRANSFER AGENT
UMB Bank, n.a. (UMB)
and Fidelity Service Company, Inc. (FSC)
CFR-ptb-0497
INVESTMENT POLICIES AND LIMITATIONS
The following policies and limitations supplement those set forth in the Prospectus. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of a fund's assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the fund's acquisition of such security or other asset. Accordingly, any subsequent change in values, net assets, or other circumstances will not be considered when determining whether the investment complies with the fund's investment policies and limitations.
A fund's fundamental investment policies and limitations cannot be changed without approval by a "majority of the outstanding voting securities" (as defined in the Investment Company Act of 1940) of the fund. However, except for the fundamental investment limitations listed below the investment policies and limitations described in this Statement of Additional Information are not fundamental and may be changed without shareholder approval.
INVESTMENT LIMITATIONS OF FIDELITY CALIFORNIA MUNICIPAL MONEY MARKET FUND (MONEY MARKET FUND)
THE FOLLOWING ARE THE MONEY MARKET FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) issue senior securities, except as permitted under the Investment Company Act of 1940;
(2) make short sales of securities (unless it owns or by virtue of its ownership of other securities has the right to obtain securities equivalent in kind and amount to the securities sold);
(3) purchase any securities on margin;
(4) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three business days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(5) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(6) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing) if, as a result, more than 25% of the fund's total assets would be invested in securities of companies whose principal business activities are in the same industry;
(7) purchase or sell real estate, but this shall not prevent the fund from investing in municipal bonds or other obligations secured by real estate or interests therein;
(8) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments;
(9) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties (but this limitation does not apply to purchases of debt securities or to repurchase agreements); or
(10) invest in oil, gas or other mineral exploration or development programs.
(11) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company managed by Fidelity Management & Research Company or an affiliate or successor with substantially the same fundamental investment objective, policies, and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) In order to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended, the fund currently intends to comply with certain diversification limits imposed by Subchapter M.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (4)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(iv) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(v) The fund does not currently intend to invest more than 25% of its total assets in industrial revenue bonds related to a single industry.
(vi) The fund does not currently intend to engage in repurchase agreements or make loans, but this limitation does not apply to purchases of debt securities.
(vii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company managed by Fidelity Management & Research Company or an affiliate or successor with substantially the same fundamental investment objective, policies and limitations as the fund.
For the fund's policies on quality and maturity, see the section entitled "Quality and Maturity" on page .
For purposes of limitations (6) and (i), FMR identifies the issuer of a security depending on its terms and conditions. In identifying the issuer, FMR will consider the entity or entities responsible for payment of interest and repayment of principal and the source of such payments; the way in which assets and revenues of an issuing political subdivision are separated from those of other political entities; and whether a governmental body is guaranteeing the security.
For purposes of limitation (i), Subchapter M generally requires the fund to invest no more than 25% of its total assets in securities of any one issuer and to invest at least 50% of its total assets so that no more than 5% of the fund's total assets are invested in securities of any one issuer. However, Subchapter M allows unlimited investments in cash, cash items, government securities (as defined in Subchapter M) and securities of other investment companies. These tax requirements are generally applied at the end of each quarter of the fund's taxable year.
INVESTMENT LIMITATIONS OF FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND (INSURED FUND)
THE FOLLOWING ARE THE INSURED FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) issue senior securities, except as permitted under the Investment Company Act of 1940;
(2) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(3) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(4) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing) if, as a result, more than 25% of the fund's total assets would be invested in securities of companies whose principal business activities are in the same industry;
(5) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(6) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities); or
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(8) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) In order to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended, the fund currently intends to comply with certain diversification limits imposed by Subchapter M.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (2)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to invest more than 25% of its total assets in industrial revenue bonds related to a single industry.
(vii) The fund does not currently intend to engage in repurchase agreements or make loans, but this limitation does not apply to purchases of debt securities.
(viii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund.
For purposes of limitations (4) and (i), FMR identifies the issuer of a security depending on its terms and conditions. In identifying the issuer, FMR will consider the entity or entities responsible for payment of interest and repayment of principal and the source of such payments; the way in which assets and revenues of an issuing political subdivision are separated from those of other political entities; and whether a governmental body is guaranteeing the security.
For purposes of limitation (i), Subchapter M generally requires the fund to invest no more than 25% of its total assets in securities of any one issuer and to invest at least 50% of its total assets so that no more than 5% of the fund's total assets are invested in securities of any one issuer. However, Subchapter M allows unlimited investments in cash, cash items, government securities (as defined in Subchapter M) and securities of other investment companies. These tax requirements are generally applied at the end of each quarter of the fund's taxable year.
For the insured fund's limitations on futures and options transactions, see the section entitled "Limitations on Futures and Options Transactions" beginning on page .
INVESTMENT LIMITATIONS OF FIDELITY CALIFORNIA MUNICIPAL INCOME FUND
(INCOME FUND)
THE FOLLOWING ARE THE INCOME FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) issue senior securities, except as permitted under the Investment Company Act of 1940;
(2) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(3) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(4) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing) if, as a result, more than 25% of the fund's total assets would be invested in securities of companies whose principal business activities are in the same industry;
(5) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business;
(6) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities); or
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(8) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) In order to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended, the fund currently intends to comply with certain diversification limits imposed by Subchapter M.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (2)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to invest more than 25% of its total assets in industrial revenue bonds related to a single industry.
(vii) The fund does not currently intend to engage in repurchase agreements or make loans, but this limitation does not apply to purchases of debt securities.
(viii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund.
For purposes of limitations (4) and (i), FMR identifies the issuer of a security depending on its terms and conditions. In identifying the issuer, FMR will consider the entity or entities responsible for payment of interest and repayment of principal and the source of such payments; the way in which assets and revenues of an issuing political subdivision are separated from those of other political entities; and whether a governmental body is guaranteeing the security.
For purposes of limitation (i), Subchapter M generally requires the fund to invest no more than 25% of its total assets in securities of any one issuer and to invest at least 50% of its total assets so that no more than 5% of the fund's total assets are invested in securities of any one issuer. However, Subchapter M allows unlimited investments in cash, cash items, government securities (as defined in Subchapter M) and securities of other investment companies. These tax requirements are generally applied at the end of each quarter of the fund's taxable year.
For the income fund's limitations on futures and options transactions, see the section entitled "Limitations on Futures and Options Transactions" beginning on page .
The following pages contain more detailed information about types of instruments in which a fund may invest, strategies FMR may employ in pursuit of a fund's investment objective, and a summary of related risks. FMR may not buy all of these instruments or use all of these techniques unless it believes that doing so will help the fund achieve its goal. AFFILIATED BANK TRANSACTIONS. A fund may engage in transactions with financial institutions that are, or may be considered to be, "affiliated persons" of the fund under the Investment Company Act of 1940. These transactions may include repurchase agreements with custodian banks; short-term obligations of, and repurchase agreements with, the 50 largest U.S. banks (measured by deposits); municipal securities; U.S. government securities with affiliated financial institutions that are primary dealers in these securities; short-term currency transactions; and short-term borrowings. In accordance with exemptive orders issued by the Securities and Exchange Commission (SEC), the Board of Trustees has established and periodically reviews procedures applicable to transactions involving affiliated financial institutions.
DELAYED-DELIVERY TRANSACTIONS. Each fund may buy and sell securities on a delayed-delivery or when-issued basis. These transactions involve a commitment by a fund to purchase or sell specific securities at a predetermined price or yield, with payment and delivery taking place after the customary settlement period for that type of security. Typically, no interest accrues to the purchaser until the security is delivered. The bond funds may receive fees for entering into delayed-delivery transactions. When purchasing securities on a delayed-delivery basis, each fund assumes the rights and risks of ownership, including the risk of price and yield fluctuations. Because a fund is not required to pay for securities until the delivery date, these risks are in addition to the risks associated with the fund's other investments. If a fund remains substantially fully invested at a time when delayed-delivery purchases are outstanding, the delayed-delivery purchases may result in a form of leverage. When delayed-delivery purchases are outstanding, the fund will set aside appropriate liquid assets in a segregated custodial account to cover its purchase obligations. When a fund has sold a security on a delayed-delivery basis, the fund does not participate in further gains or losses with respect to the security. If the other party to a delayed-delivery transaction fails to deliver or pay for the securities, the fund could miss a favorable price or yield opportunity, or could suffer a loss.
Each fund may renegotiate delayed-delivery transactions after they are entered into, and may sell underlying securities before they are delivered, which may result in capital gains or losses.
FEDERALLY TAXABLE OBLIGATIONS. Under normal conditions, the funds do not intend to invest in securities whose interest is federally taxable. However, from time to time on a temporary basis, each fund may invest a portion of its assets in fixed-income obligations whose interest is subject to federal income tax.
Should a fund invest in federally taxable obligations, it would purchase securities that, in FMR's judgment, are of high quality. These obligations would include those issued or guaranteed by the U.S. government or its agencies or instrumentalities and repurchase agreements backed by such obligations.
Should a fund invest in federally taxable obligations, it would purchase securities that in FMR's judgment are of high quality. These would include obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities; obligations of domestic banks; and repurchase agreements. The bond funds' standards for high-quality, taxable obligations are essentially the same as those described by Moody's Investors Service, Inc. (Moody's) in rating corporate obligations within its two highest ratings of Prime-1 and Prime-2, and those described by Standard & Poor's (S&P) in rating corporate obligations within its two highest ratings of A-1 and A-2. The money market fund will purchase taxable obligations only if they meet its quality requirements.
Proposals to restrict or eliminate the federal income tax exemption for interest on municipal obligations are introduced before Congress from time to time. Proposals also may be introduced before the California legislature that would affect the state tax treatment of the funds' distributions. If such proposals were enacted, the availability of municipal obligations and the value of the funds' holdings would be affected and the Trustees would reevaluate the funds' investment objectives and policies.
FUTURES AND OPTIONS. The following sections pertain to futures and options:
Asset Coverage for Futures and Options Positions, Combined Positions, Correlation of Price Changes, Futures Contracts, Futures Margin Payments, Limitations on Futures and Options Transactions, Liquidity of Options and Futures Contracts, OTC Options, Purchasing Put and Call Options, and Writing Put and Call Options.
ASSET COVERAGE FOR FUTURES AND OPTIONS POSITIONS. The funds will comply with guidelines established by the Securities and Exchange Commission with respect to coverage of options and futures strategies by mutual funds, and if the guidelines so require will set aside appropriate liquid assets in a segregated custodial account in the amount prescribed. Securities held in a segregated account cannot be sold while the futures or option strategy is outstanding, unless they are replaced with other suitable assets. As a result, there is a possibility that segregation of a large percentage of a fund's assets could impede portfolio management or the fund's ability to meet redemption requests or other current obligations.
COMBINED POSITIONS. A fund may purchase and write options in combination with each other, or in combination with futures or forward contracts, to adjust the risk and return characteristics of the overall position. For example, a fund may purchase a put option and write a call option on the same underlying instrument, in order to construct a combined position whose risk and return characteristics are similar to selling a futures contract. Another possible combined position would involve writing a call option at one strike price and buying a call option at a lower price, in order to reduce the risk of the written call option in the event of a substantial price increase. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.
CORRELATION OF PRICE CHANGES. Because there are a limited number of types of exchange-traded options and futures contracts, it is likely that the standardized contracts available will not match a fund's current or anticipated investments exactly. The funds may invest in options and futures contracts based on securities with different issuers, maturities, or other characteristics from the securities in which they typically invest, which involves a risk that the options or futures position will not track the performance of a fund's other investments.
Options and futures prices can also diverge from the prices of their underlying instruments, even if the underlying instruments match a fund's investments well. Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument, and the time remaining until expiration of the contract, which may not affect security prices the same way. Imperfect correlation may also result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, or from imposition of daily price fluctuation limits or trading halts. A fund may purchase or sell options and futures contracts with a greater or lesser value than the securities it wishes to hedge or intends to purchase in order to attempt to compensate for differences in volatility between the contract and the securities, although this may not be successful in all cases. If price changes in a fund's options or futures positions are poorly correlated with its other investments, the positions may fail to produce anticipated gains or result in losses that are not offset by gains in other investments. FUTURES CONTRACTS. When a fund purchases a futures contract, it agrees to purchase a specified underlying instrument at a specified future date. When a fund sells a futures contract, it agrees to sell the underlying instrument at a specified future date. The price at which the purchase and sale will take place is fixed when the fund enters into the contract. Some currently available futures contracts are based on specific securities, such as U.S. Treasury bonds or notes, and some are based on indices of securities prices, such as the Bond Buyer Municipal Bond Index. Futures can be held until their delivery dates, or can be closed out before then if a liquid secondary market is available.
The value of a futures contract tends to increase and decrease in tandem with the value of its underlying instrument. Therefore, purchasing futures contracts will tend to increase a fund's exposure to positive and negative price fluctuations in the underlying instrument, much as if it had purchased the underlying instrument directly. When a fund sells a futures contract, by contrast, the value of its futures position will tend to move in a direction contrary to the market. Selling futures contracts, therefore, will tend to offset both positive and negative market price changes, much as if the underlying instrument had been sold.
FUTURES MARGIN PAYMENTS. The purchaser or seller of a futures contract is not required to deliver or pay for the underlying instrument unless the contract is held until the delivery date. However, both the purchaser and seller are required to deposit "initial margin" with a futures broker, known as a futures commission merchant (FCM), when the contract is entered into. Initial margin deposits are typically equal to a percentage of the contract's value. If the value of either party's position declines, that party will be required to make additional "variation margin" payments to settle the change in value on a daily basis. The party that has a gain may be entitled to receive all or a portion of this amount. Initial and variation margin payments do not constitute purchasing securities on margin for purposes of a fund's investment limitations. In the event of the bankruptcy of an FCM that holds margin on behalf of a fund, the fund may be entitled to return of margin owed to it only in proportion to the amount received by the FCM's other customers, potentially resulting in losses to the fund.
1.LIMITATIONS ON FUTURES AND OPTIONS TRANSACTIONS. Each bond fund has filed a notice of eligibility for exclusion from the definition of the term "commodity pool operator" with the Commodity Futures Trading Commission
(CFTC) and the National Futures Association, which regulate trading in the futures markets. The funds intend to comply with Rule 4.5 under the Commodity Exchange Act, which limits the extent to which the funds can commit assets to initial margin deposits and option premiums.
In addition, each bond fund will not: (a) sell futures contracts, purchase put options, or write call options if, as a result, more than 25% of the fund's total assets would be hedged with futures and options under normal conditions; (b) purchase futures contracts or write put options if, as a result, the fund's total obligations upon settlement or exercise of purchased futures contracts and written put options would exceed 25% of its total assets; or (c) purchase call options if, as a result, the current value of option premiums for call options purchased by the fund would exceed 5% of the fund's total assets. These limitations do not apply to options attached to or acquired or traded together with their underlying securities, and do not apply to securities that incorporate features similar to options.
The above limitations on the funds' investments in futures contracts and options, and the funds' policies regarding futures contracts and options discussed elsewhere in this SAI, are not fundamental policies and may be changed as regulatory agencies permit.
LIQUIDITY OF OPTIONS AND FUTURES CONTRACTS. There is no assurance a liquid secondary market will exist for any particular options or futures contract at any particular time. Options may have relatively low trading volume and liquidity if their strike prices are not close to the underlying instrument's current price. In addition, exchanges may establish daily price fluctuation limits for options and futures contracts, and may halt trading if a contract's price moves upward or downward more than the limit in a given day. On volatile trading days when the price fluctuation limit is reached or a trading halt is imposed, it may be impossible for a fund to enter into new positions or close out existing positions. If the secondary market for a contract is not liquid because of price fluctuation limits or otherwise, it could prevent prompt liquidation of unfavorable positions, and potentially could require a fund to continue to hold a position until delivery or expiration regardless of changes in its value. As a result, a fund's access to other assets held to cover its options or futures positions could also be impaired.
OTC OPTIONS. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size, and strike price, the terms of over-the-counter (OTC) options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract. While this type of arrangement allows the funds greater flexibility to tailor an option to its needs, OTC options generally involve greater credit risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded.
PURCHASING PUT AND CALL OPTIONS. By purchasing a put option, a fund obtains the right (but not the obligation) to sell the option's underlying instrument at a fixed strike price. In return for this right, the fund pays the current market price for the option (known as the option premium). Options have various types of underlying instruments, including specific securities, indices of securities prices, and futures contracts. The fund may terminate its position in a put option it has purchased by allowing it to expire or by exercising the option. If the option is allowed to expire, the fund will lose the entire premium it paid. If the fund exercises the option, it completes the sale of the underlying instrument at the strike price. A fund may also terminate a put option position by closing it out in the secondary market at its current price, if a liquid secondary market exists.
The buyer of a typical put option can expect to realize a gain if security prices fall substantially. However, if the underlying instrument's price does not fall enough to offset the cost of purchasing the option, a put buyer can expect to suffer a loss (limited to the amount of the premium paid, plus related transaction costs).
The features of call options are essentially the same as those of put options, except that the purchaser of a call option obtains the right to purchase, rather than sell, the underlying instrument at the option's strike price. A call buyer typically attempts to participate in potential price increases of the underlying instrument with risk limited to the cost of the option if security prices fall. At the same time, the buyer can expect to suffer a loss if security prices do not rise sufficiently to offset the cost of the option.
WRITING PUT AND CALL OPTIONS. When a fund writes a put option, it takes the opposite side of the transaction from the option's purchaser. In return for receipt of the premium, the fund assumes the obligation to pay the strike price for the option's underlying instrument if the other party to the option chooses to exercise it. When writing an option on a futures contract, the fund will be required to make margin payments to an FCM as described above for futures contracts. A fund may seek to terminate its position in a put option it writes before exercise by closing out the option in the secondary market at its current price. If the secondary market is not liquid for a put option the fund has written, however, the fund must continue to be prepared to pay the strike price while the option is outstanding, regardless of price changes, and must continue to set aside assets to cover its position.
If security prices rise, a put writer would generally expect to profit, although its gain would be limited to the amount of the premium it received. If security prices remain the same over time, it is likely that the writer will also profit, because it should be able to close out the option at a lower price. If security prices fall, the put writer would expect to suffer a loss. This loss should be less than the loss from purchasing the underlying instrument directly, however, because the premium received for writing the option should mitigate the effects of the decline. Writing a call option obligates a fund to sell or deliver the option's underlying instrument, in return for the strike price, upon exercise of the option. The characteristics of writing call options are similar to those of writing put options, except that writing calls generally is a profitable strategy if prices remain the same or fall. Through receipt of the option premium, a call writer mitigates the effects of a price decline. At the same time, because a call writer must be prepared to deliver the underlying instrument in return for the strike price, even if its current value is greater, a call writer gives up some ability to participate in security price increases.
ILLIQUID INVESTMENTS are investments that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. Under the supervision of the Board of Trustees, FMR determines the liquidity of a fund's investments and, through reports from FMR, the Board monitors investments in illiquid instruments. In determining the liquidity of a fund's investments, FMR may consider various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the fund's rights and obligations relating to the investment).
For the money market fund, FMR may determine some restricted securities and municipal lease obligations to be illiquid.
For the bond funds, investments currently considered to be illiquid include over-the-counter options. Also, FMR may determine some restricted securities and municipal lease obligations to be illiquid. However, with respect to over-the-counter options a fund writes, all or a portion of the value of the underlying instrument may be illiquid depending on the assets held to cover the option and the nature and terms of any agreement the fund may have to close out the option before expiration.
In the absence of market quotations, illiquid investments for the money market fund[s] are valued for purposes of monitoring amortized cost valuation, and for the bond funds are priced at fair value as determined in good faith by a committee appointed by the Board of Trustees. If through a change in values, net assets, or other circumstances, a fund were in a position where more than 10% of its net assets was invested in illiquid securities, it would seek to take appropriate steps to protect liquidity. INDEXED SECURITIES. Each fund may purchase securities whose prices are indexed to the prices of other securities, securities indices, or other financial indicators. Indexed securities typically, but not always, are debt securities or deposits whose value at maturity or coupon rate is determined by reference to a specific instrument or statistic. Indexed securities may have principal payments as well as coupon payments that depend on the performance of one or more interest rates. Their coupon rates or principal payments may change by several percentage points for every 1% interest rate change. One example of indexed securities is inverse floaters.
The performance of indexed securities depends to a great extent on the performance of the security or other instrument to which they are indexed, and may also be influenced by interest rate changes. At the same time, indexed securities are subject to the credit risks associated with the issuer of the security, and their values may decline substantially if the issuer's creditworthiness deteriorates. Indexed securities may be more volatile than the underlying instruments.
INSURANCE FEATURE. Under normal market conditions, the insured fund will invest primarily in municipal bonds that, at the time of purchase, either
(1) are insured under fund insurance issued to the fund by an insurer or
(2) are insured under an insurance policy obtained by the issuer or underwriter of such municipal bonds at the time of original issuance thereof (issuer insurance). If a municipal bond is already covered by issuer insurance when acquired by the fund, then coverage will not be duplicated by fund insurance; if a municipal bond is not covered by issuer insurance, it may be covered by fund insurance purchased by the fund. The fund may also purchase municipal notes that are insured, although, in general, municipal notes are not presently issued with issuer insurance, and the fund does not generally expect to cover municipal notes under its fund insurance. Accordingly, the fund does not presently expect that any significant portion of the municipal notes it purchases will be covered by insurance. Securities other than municipal bonds and notes purchased by the fund will not be covered by insurance. Based upon the expected composition of the fund, FMR estimates that the annual premiums for fund insurance will range from .10% to .35% of the fund's average net assets. During the fiscal year March 1, 1996 to February 28, 1997, the fund did not purchase any portfolio insurance. Although the insurance feature reduces certain financial risks, the premiums for fund insurance, which are paid from the fund's assets, and the restrictions on investments imposed by fund insurance guidelines, reduce the fund's current yield.
Insurance will cover the timely payment of interest and principal on municipal obligations and will be obtained from recognized insurers. In order to be considered as eligible insurance by the fund, such insurance policies must guarantee the timely payment of all principal and interest on the municipal bonds as they become due. However, such insurance may provide that in the event of non-payment of interest or principal when due, with respect to an insured municipal bond, the insurer is not obligated to make such payment until a specified time period (which may be thirty days or more) after it has been notified by the fund that such non-payment has occurred. For these purposes, a payment of principal is due only at final maturity of the municipal bond and not at the time any earlier sinking fund payment is due. The insurance does not guarantee the market value of the municipal bonds or the value of the shares of the fund and, except as described below and in the section entitled "Valuation", has no effect on the price or redemption value of fund shares.
Municipal bonds are generally eligible for insurance under fund insurance if, at the time of purchase by the fund, they are identified separately or by category in qualitative guidelines furnished by the fund insurer and are in compliance with the aggregate limitations on amounts set forth in such guidelines. Premium variations are based in part on the rating of the municipal bond being insured at the time the fund purchases the bond. The insurer may prospectively withdraw particular municipal bonds from the classifications of bonds eligible for insurance or change the aggregate amount limitation of each issue or category of eligible municipal bonds, but must continue to insure the full amount of such bonds previously acquired which the insurer has indicated are eligible so long as they remain in the fund. The qualitative guidelines and aggregate amount limitations established by the insurer from time to time will not necessarily be the same as those the fund or FMR would use to govern selection of municipal bonds for the fund's investments. Therefore, from time to time such guidelines and limitations may affect investment decisions.
Because coverage under the fund insurance terminates upon sale of a municipal bond from the fund, the insurance does not have any effect on the resale value of such a bond. Therefore, FMR may decide to retain any insured municipal bonds which are in default or, in FMR's view, in significant risk of default, and place a value on the insurance. This value will be equal to the difference between the market value of the defaulted municipal bond and the market value of similar municipal bonds that are not in default. As a result, FMR may be limited in its ability to manage the fund to the extent that it holds defaulted municipal bonds, which will limit its ability in certain circumstances to purchase other municipal bonds. While a defaulted municipal bond is held by the fund, the fund continues to pay the insurance premium thereon but also collects interest payments from the insurer and retains the right to collect the full amount of principal from the insurer when the municipal bond comes due. The fund expects that the market value of a defaulted municipal bond covered by issuer insurance will generally be greater than the market value of an otherwise comparable defaulted municipal bond covered by fund insurance. PRINCIPAL BOND INSURERS. AMBAC Indemnity Corporation (AMBAC Indemnity) is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, and the Commonwealth of Puerto Rico, with admitted assets of approximately $5.69 billion (unaudited) and statutory capital of approximately $1.384 billion (unaudited) as of June 30, 1996. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's and S&P have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.
Financial Security Assurance (FSA) is a "Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland. FSA is a publicly owned company whose shares are traded on the New York Stock Exchange.
FSA is authorized to provide insurance in 49 states, the District of Columbia and three U.S. territories. FSA focuses on insuring municipal securities. Their policies guarantee the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. FSA's claims-paying ability is rated "Triple-A" by both Moody's and Standard & Poor's. Therefore, if FSA insures and issue with a stand alone rating of less than "Triple-A", such issue would be "upgraded" to "Aaa/AAA" by virtue of FSA's insurance.
As of June 30, 1996, FSA had $53.3 billion in net exposure outstanding. The total statutory policyholders' surplus and contingency reserve of FSA was $1.516 billion (unaudited) and the total admitted assets were $270,021,126 (unaudited) as reported to the Insurance Department of the State of Maryland as of June 30, 1996.
FGIC Corporation, through its wholly owned subsidiary Financial Guaranty Insurance Company, is a leading insurer of municipal bonds, including new issues and bonds held in unit investment trusts and mutual funds. Municipal bonds insured by Financial Guaranty are rated Aaa/AAA/AAA by Moody's, S&P, and Fitch, respectively. In accordance with statutory accounting principles, Financial Guaranty's capital base as of June 30, 1996 totalled $1.485 billion, comprised of capital and surplus of $1.069 billion and a contingency reserve of $4.5 million.
Municipal Bond Investors Assurance Corporation (MBIA) is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay debts of, or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the state of New York and licensed to do business in all 50 states, the District of Columbia, and the Commonwealth of Puerto Rico. Moody's rates all bond issues insured by MBIA "Aaa" and short-term loans "MIG-1," both designated to be of the highest quality; S&P rates all new issues insured by MBIA "AAA" Prime Grade. As of June 30, 1996, MBIA had total assets of $7.869 billion (unaudited), and total capital and surplus of $2.189 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.
INTERFUND BORROWING AND LENDING PROGRAM. Pursuant to an exemptive order issued by the SEC, each fund has received permission to lend money to, and borrow money from, other funds advised by FMR or its affiliates, but each fund currently intends to participate in this program only as a borrower. Interfund borrowings normally extend overnight, but can have a maximum duration of seven days. A fund will borrow through the program only when the costs are equal to or lower than the costs of bank loans. Loans may be called on one day's notice, and a fund may have to borrow from a bank at a higher interest rate if an interfund loan is called or not renewed.
INVERSE FLOATERS have variable interest rates that typically move in the opposite direction from prevailing short-term interest rate levels - rising when prevailing short-term interest rates fall, and vice versa. This interest rate feature can make the prices of inverse floaters considerably more volatile than bonds with comparable maturities.
LOWER-QUALITY MUNICIPAL SECURITIES. The income fund may invest a portion of its assets in lower-quality municipal securities as described in the Prospectus.
While the market for California municipals is considered to be substantial, adverse publicity and changing investor perceptions may affect the ability of outside pricing services used by a fund to value its portfolio securities, and the fund's ability to dispose of lower-quality bonds. The outside pricing services are monitored by FMR and reported to the Board to determine whether the services are furnishing prices that accurately reflect fair value. The impact of changing investor perceptions may be especially pronounced in markets where municipal securities are thinly traded.
Each fund may choose, at its expense or in conjunction with others, to pursue litigation or otherwise exercise its rights as a security holder to seek to protect the interests of security holders if it determines this to be in the best interest of the fund's shareholders.
MARKET DISRUPTION RISK. The value of municipal securities may be affected by uncertainties in the municipal market related to legislation or litigation involving the taxation of municipal securities or the rights of municipal securities holders in the event of a bankruptcy. Municipal bankruptcies are relatively rare, and certain provisions of the U.S. Bankruptcy Code governing such bankruptcies are unclear and remain untested. Further, the application of state law to municipal issuers could produce varying results among the states or among municipal securities issuers within a state. These legal uncertainties could affect the municipal securities market generally, certain specific segments of the market, or the relative credit quality of particular securities. Any of these effects could have a significant impact on the prices of some or all of the municipal securities held by a fund, making it more difficult for the money market fund to maintain a stable net asset value per share.
MONEY MARKET SECURITIES are high-quality, short-term obligations. Some money market securities employ a trust or other similar structure to modify the maturity, price characteristics, or quality of financial assets. For example, put features can be used to modify the maturity of a security or interest rate adjustment features can be used to enhance price stability. If the structure does not perform as intended, adverse tax or investment consequences may result. Neither the Internal Revenue Service (IRS) nor any other regulatory authority has ruled definitively on certain legal issues presented by structured securities. Future tax or other regulatory determinations could adversely affect the value, liquidity, or tax treatment of the income received from these securities or the nature and timing of distributions made by the funds.
MUNICIPAL SECTORS:
ELECTRIC UTILITIES. The electric utilities industry has been experiencing, and will continue to experience, increased competitive pressures. Federal legislation in the last two years will open transmission access to any electricity supplier, although it is not presently known to what extent competition will evolve. Other risks include: (a) the availability and cost of fuel, (b) the availability and cost of capital, (c) the effects of conservation on energy demand, (d) the effects of rapidly changing environmental, safety, and licensing requirements, and other federal, state, and local regulations, (e) timely and sufficient rate increases, and
(f) opposition to nuclear power.
HEALTH CARE. The health care industry is subject to regulatory action by a number of private and governmental agencies, including federal, state, and local governmental agencies. A major source of revenues for the health care industry is payments from the Medicare and Medicaid programs. As a result, the industry is sensitive to legislative changes and reductions in governmental spending for such programs. Numerous other factors may affect the industry, such as general and local economic conditions; demand for services; expenses (including malpractice insurance premiums); and competition among health care providers. In the future, the following elements may adversely affect health care facility operations: adoption of legislation proposing a national health insurance program; other state or local health care reform measures; medical and technological advances which dramatically alter the need for health services or the way in which such services are delivered; changes in medical coverage which alter the traditional fee-for-service revenue stream; and efforts by employers, insurers, and governmental agencies to reduce the costs of health insurance and health care services.
HOUSING. Housing revenue bonds are generally issued by a state, county, city, local housing authority, or other public agency. They generally are secured by the revenues derived from mortgages purchased with the proceeds of the bond issue. It is extremely difficult to predict the supply of available mortgages to be purchased with the proceeds of an issue or the future cash flow from the underlying mortgages. Consequently, there are risks that proceeds will exceed supply, resulting in early retirement of bonds, or that homeowner repayments will create an irregular cash flow. Many factors may affect the financing of multi-family housing projects, including acceptable completion of construction, proper management, occupancy and rent levels, economic conditions, and changes to current laws and regulations.
WATER AND SEWER. Water and sewer revenue bonds are often considered to have relatively secure credit as a result of their issuer's importance, monopoly status, and generally unimpeded ability to raise rates. Despite this, lack of water supply due to insufficient rain, run-off, or snow pack is a concern that has led to past defaults. Further, public resistance to rate increases, costly environmental litigation, and Federal environmental mandates are challenges faced by issuers of water and sewer bonds. MUNICIPAL LEASES and participation interests therein may take the form of a lease, an installment purchase, or a conditional sale contract and are issued by state and local governments and authorities to acquire land or a wide variety of equipment and facilities. Generally, the funds will not hold such obligations directly as a lessor of the property, but will purchase a participation interest in a municipal obligation from a bank or other third party. A participation interest gives a fund a specified, undivided interest in the obligation in proportion to its purchased interest in the total amount of the obligation.
Municipal leases frequently have risks distinct from those associated with general obligation or revenue bonds. State constitutions and statutes set forth requirements that states or municipalities must meet to incur debt. These may include voter referenda, interest rate limits, or public sale requirements. Leases, installment purchases, or conditional sale contracts (which normally provide for title to the leased asset to pass to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting their constitutional and statutory requirements for the issuance of debt. Many leases and contracts include "non-appropriation clauses" providing that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for such purposes by the appropriate legislative body on a yearly or other periodic basis. Non-appropriation clauses free the issuer from debt issuance limitations.
PUT FEATURES entitle the holder to sell a security back to the issuer or a third party at any time or at specified intervals. They are subject to the risk that the put provider is unable to honor the put feature (purchase the security). Put providers often support their ability to buy securities on demand by obtaining letters of credit or other guarantees from other entities. Demand features, standby commitments, and tender options are types of put features.
2.QUALITY AND MATURITY (MONEY MARKET FUND ONLY). Pursuant to procedures adopted by the Board of Trustees, the fund may purchase only high-quality securities that FMR believes present minimal credit risks. To be considered high-quality, a security must be rated in accordance with applicable rules in one of the two highest categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security); or, if unrated, judged to be of equivalent quality by FMR.
High-quality securities are divided into "first tier" and "second tier" securities. First tier securities are those deemed to be in the highest rating category (e.g., Standard & Poor's A-1 or SP-1), and second tier securities are those deemed to be in the second highest rating category (e.g., Standard & Poor's A-2 or SP-2).
The fund currently intends to limit its investments to securities with remaining maturities of 397 days or less, and to maintain a dollar-weighted average maturity of 90 days or less. When determining the maturity of a security, the fund may look to an interest rate reset or demand feature. REFUNDING CONTRACTS. A fund may purchase securities on a when-issued basis in connection with the refinancing of an issuer's outstanding indebtedness. Refunding contracts require the issuer to sell and the fund to buy refunded municipal obligations at a stated price and yield on a settlement date that may be several months or several years in the future. A fund generally will not be obligated to pay the full purchase price if it fails to perform under a refunding contract. Instead, refunding contracts generally provide for payment of liquidated damages to the issuer (currently 15-20% of the purchase price). A fund may secure its obligations under a refunding contract by depositing collateral or a letter of credit equal to the liquidated damages provisions of the refunding contract. When required by SEC guidelines, a fund will place liquid assets in a segregated custodial account equal in amount to its obligations under refunding contracts. REPURCHASE AGREEMENTS. In a repurchase agreement, a fund purchases a security and simultaneously commits to sell that security back to the original seller at an agreed-upon price. The resale price reflects the purchase price plus an agreed-upon incremental amount which is unrelated to the coupon rate or maturity of the purchased security. To protect the fund from the risk that the original seller will not fulfill its obligation, the securities are held in an account of the fund at a bank, marked-to-market daily, and maintained at a value at least equal to the sale price plus the accrued incremental amount. While it does not presently appear possible to eliminate all risks from these transactions (particularly the possibility that the value of the underlying security will be less than the resale price, as well as delays and costs to a fund in connection with bankruptcy proceedings), it is each fund's current policy to engage in repurchase agreement transactions with parties whose creditworthiness has been reviewed and found satisfactory by FMR.
RESTRICTED SECURITIES generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the Securities Act of 1933, or in a registered public offering. Where registration is required, a fund may be obligated to pay all or part of the registration expense and a considerable period may elapse between the time it decides to seek registration and the time it may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, a fund might obtain a less favorable price than prevailed when it decided to seek registration of the security. However, in general, the money market fund anticipates holding restricted securities to maturity or selling them in an exempt transaction.
REVERSE REPURCHASE AGREEMENTS. In a reverse repurchase agreement, a fund sells a portfolio instrument to another party, such as a bank or broker-dealer, in return for cash and agrees to repurchase the instrument at a particular price and time. While a reverse repurchase agreement is outstanding, the fund will maintain appropriate liquid assets in a segregated custodial account to cover its obligation under the agreement. A fund will enter into reverse repurchase agreements only with parties whose creditworthiness has been found satisfactory by FMR. Such transactions may increase fluctuations in the market value of the fund's assets and may be viewed as a form of leverage.
SOURCES OF CREDIT OR LIQUIDITY SUPPORT. FMR may rely on its evaluation of the credit of a bank or other entity in determining whether to purchase a security supported by a letter of credit guarantee, put or demand feature, insurance or other source of credit or liquidity. In evaluating the credit of a foreign bank or other foreign entities, FMR will consider whether adequate public information about the entity is available and whether the entity may be subject to unfavorable political or economic developments, currency controls, or other government restrictions that might affect its ability to honor its commitment.
STANDBY COMMITMENTS are puts that entitle holders to same-day settlement at an exercise price equal to the amortized cost of the underlying security plus accrued interest, if any, at the time of exercise. Each fund may acquire standby commitments to enhance the liquidity of portfolio securities.
Ordinarily a fund will not transfer a standby commitment to a third party, although it could sell the underlying municipal security to a third party at any time. A fund may purchase standby commitments separate from or in conjunction with the purchase of securities subject to such commitments. In the latter case, the fund would pay a higher price for the securities acquired, thus reducing their yield to maturity.
Issuers or financial intermediaries may obtain letters of credit or other guarantees to support their ability to buy securities on demand. FMR may rely upon its evaluation of a bank's credit in determining whether to support an instrument supported by a letter of credit. In evaluating a foreign bank's credit, FMR will consider whether adequate public information about the bank is available and whether the bank may be subject to unfavorable political or economic developments, currency controls, or other governmental restrictions that might affect the bank's ability to honor its credit commitment.
Standby commitments are subject to certain risks, including the ability of issuers of standby commitments to pay for securities at the time the commitments are exercised; the fact that standby commitments are not marketable by the funds; and the possibility that the maturities of the underlying securities may be different from those of the commitments. TENDER OPTION BONDS are created by coupling an intermediate- or long-term, fixed-rate, tax-exempt bond (generally held pursuant to a custodial arrangement) with a tender agreement that gives the holder the option to tender the bond at its face value. As consideration for providing the tender option, the sponsor (usually a bank, broker-dealer, or other financial institution) receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate (determined by a remarketing or similar agent) that would cause the bond, coupled with the tender option, to trade at par on the date of such determination. After payment of the tender option fee, a fund effectively holds a demand obligation that bears interest at the prevailing short-term tax-exempt rate. In selecting tender option bonds for the funds, FMR will consider the creditworthiness of the issuer of the underlying bond, the custodian, and the third party provider of the tender option. In certain instances, a sponsor may terminate a tender option if, for example, the issuer of the underlying bond defaults on interest payments.
VARIABLE AND FLOATING RATE SECURITIES provide for periodic adjustments of the interest rate paid on the security. Variable rate securities provide for a specified periodic adjustment in the interest rate, while floating rate securities have interest rates that change whenever there is a change in a designated benchmark rate. Some variable or floating rate securities have put features.
ZERO COUPON BONDS do not make regular interest payments. Instead, they are sold at a deep discount from their face value and are redeemed at face value when they mature. Because zero coupon bonds do not pay current income, their prices can be very volatile when interest rates change. In calculating its daily dividend, a fund takes into account as income a portion of the difference between a zero coupon bond's purchase price and its face value.
SPECIAL CONSIDERATIONS AFFECTING CALIFORNIA
Certain California constitutional amendments, legislative measures, executive orders, administrative regulations, and voter initiatives, as discussed below, could adversely affect the market values and marketability of, or result in default of, existing obligations, including obligations that may be held by the fund. Obligations of the state or local governments may also be affected by budgetary pressures affecting the State of California (the State) and economic conditions in the State. Interest income to the fund could also be adversely affected. The following discussion highlights only some of the more significant financial trends and problems, and is based on information drawn from official statements and prospectuses relating to securities offerings of the State, its agencies, or instrumentalities, as available as of the date of this SAI. FMR has not independently verified any of the information contained in such official statements and other publicly available documents, but is not aware of any fact which would render such information inaccurate. CONSTITUTIONAL LIMITATIONS ON TAXES, OTHER CHARGES AND APPROPRIATIONS LIMITATIONS ON PROPERTY TAXES. Certain obligations held by the fund may be obligations of issuers that rely in whole or in part, directly or indirectly, on AD VALOREM property taxes as a source of revenue. The taxing powers of local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Proposition 13 limits to 1% of full cash value the rate of AD VALOREM property taxes on real property and generally restricts the increase in taxes upon reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise AD VALOREM taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.
Under Article XIIIA, the basic 1% AD VALOREM tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975 if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits were filed challenging the acquisition-based assessment system of Proposition 13, but on June 18, 1992, the U.S. Supreme Court announced a decision upholding Proposition 13.
Article XIIIA prohibits local governments from raising revenues through AD VALOREM property taxes above the 1% limit; it also requires voters of any government unit to give 2/3 approval to levy any "special tax." However, court decisions allowed non-voter-approved levies of "general taxes" which were not dedicated to a specific use.
LIMITATIONS ON OTHER TAXES, FEES AND CHARGES. On November 5, 1996, the voters of the State approved Proposition 218, called the "Right to Vote on Taxes Act." Proposition 218 added Article XIIIC and XIIID to the State Constitution, which contain a number of provisions affecting the ability of local agencies to levy and collect both existing and future taxes, assessments, fees and charges.
Article XIIIC requires that all new or increased local taxes be submitted to the electorate before they become effective. Taxes for general governmental purposes require a majority vote and taxes for specific purposes require a two-thirds vote. Further, any general purpose tax which was imposed, extended or increased without voter approval after December 31, 1994 must be approved by a majority vote within two years.
Article XIIID contains several new provisions making it generally more difficult for local agencies to levy and maintain "assessments" for municipal services and programs. Article XIIID also contains several new provisions affecting "fees" and "charges," defined for purposes of Article XIIID to mean "any levy other than an AD VALOREM tax, a special tax, or an assessment, imposed by a [local government] upon a parcel or upon a person as an incident of property ownership, including a user fee or charge for a property related service." All new and existing property related fees and charges must conform to requirements prohibiting, among other things, fees and charges which generate revenues exceeding the funds required to provide the property related service or are used for unrelated purposes. There are new notice, hearing and protest procedures for levying or increasing property related fees and charges, and, except for fees or charges for sewer, water and refuse collection services (or fees for electrical and gas service, which are not treated as "property related" for purposes of
Article XIIID), no property related fee or charge may be imposed or increased without majority approval by the property owners subject to the fee or charge or, at the option of the local agency, two-thirds voter approval by the electorate residing in the affected area.
In addition to the provisions described above, Article XIIIC removes limitations on the initiative power in matters of local taxes, assessments, fees and charges. Consequently, local voters could, by future initiative, repeal, reduce or prohibit the future imposition or increase of any local tax assessment, fee or charge. It is unclear how this right of local initiative may be used in cases where taxes or charges have been or will be specifically pledged to secure debt issues.
The interpretation and application of Proposition 218 will ultimately be determined by the courts with respect to a number of matters, and it is not possible at this time to predict with certainty the outcome of such determinations. Proposition 218 is generally viewed as restricting the fiscal flexibility of local governments, and for this reason, some ratings of California cities and counties have been, and others may be, reduced. APPROPRIATIONS LIMITS. The State and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges, or other fees to the extent that such proceeds exceed the cost of providing the product or service; but "proceeds of taxes" for local governments exclude most State subventions. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges of fees and certain other non-tax funds, including bond proceeds.
Among the expenditures not included in the Article XIIIB appropriations limit are: (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters; (2) appropriations arising from certain emergencies declared by the Governor;
(3) appropriations for certain capital outlay projects; and (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees.
The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized by Proposition 111 to follow more closely growth in the State's economy. For the 1990-91 fiscal year, each unit of government has recalculated its appropriations limit by taking the actual 1986-87 limit and applying the Proposition 111 annual adjustments forward to 1990-91. This was expected to raise the limit in most cases.
Under Proposition 111, "excess" revenues are measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of an excess revenues is to be distributed to K-12 school and community college districts (collectively, K-14 districts) and the other 50% is to be refunded to taxpayers.
In the years immediately following enactment, very few California governmental entities operated near their appropriations limit. In the mid-to-late 1980's, many entities were at or approaching their limit, and several successfully obtained voter approval for four-year waivers of the limit. Since Proposition 111, the appropriations limit has again ceased to be a practical limit on California governments, but this condition may change in the future. During FY 1986-87, State receipts from proceeds of taxes exceeded its appropriations limit by $1.138 billion, which was returned to taxpayers. Since that time, appropriations subject to limitation were under the State limit. The 1996-97 Budget provides for State appropriations more than $7.0 billion under the limit for FY 1996-97. OBLIGATIONS OF THE STATE OF CALIFORNIA
As of October 1, 1996, the State had approximately $17.8 billion of general obligation bonds outstanding (including $272 million of commercial paper notes which are intended to be refinanced by future bond sales), and $7.6 billion remained authorized but unissued. In addition, at June 30, 1996, the State had lease-purchase obligations, payable from the State's General Fund, of approximately $5.8 billion. State voters approved an additional $2.1 billion of new bonds on the November 5, 1996 ballot. Of the State's outstanding general obligation debt, approximately 21% is presently self-liquidating (for which program revenues are anticipated to be sufficient to reimburse the General Fund for debt service payments). In FY 1995-96, debt service on general obligation bonds and lease-purchase debt was approximately 5.2% of General Fund revenues. The State has paid the principal of and interest on its general obligation bonds, lease-purchase debt, and short-term obligations when due.
ECONOMY
The State's economy is the largest among the 50 states and one of the largest in the world. The State's population grew by 27% in the 1980s and, at over 32 million, it now represents over 12% of the total U.S. population. Total personal come in the State, at an estimated $748 billion in 1995, accounts for more than 12% of all personal income in the nation. Total employment in 1995 was over 14 million, the majority of which is in the service, trade, and manufacturing sectors.
From mid-1990 to late 1993, the State suffered a recession with the worst economic, fiscal and budget conditions since the 1930s. Construction, manufacturing (especially aerospace), and financial services, among others, were all severely affected, particularly in Southern California. Job losses were the worst of any post-war recession. Employment levels stabilized by late 1993 and steady growth has occurred since the start of 1994; pre-recession job levels were reached early in 1996. Unemployment, while higher than the national average, came down significantly from the January 1994 peak of 10%. Economic indicators show a steady recovery underway in California since the start of 1994, particularly in export-related industries, services, electronics, entertainment and tourism, although the residential housing sector has been weaker than in previous recoveries. Any delay or reversal of the economic recovery may cause a recurrence of revenue shortfalls for the State.
RECENT STATE FINANCIAL RESULTS
The principal sources of State General Fund revenues in 1994-95 were the California personal income tax (43% of total revenues), the sales tax (34%), bank and corporation taxes (13%), and the gross premium tax on insurance (3%). The State maintains a Special Fund for Economic Uncertainties (the SFEU), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund, but which is required to be replenished as soon as sufficient revenues are available. Year-end balances in the SFEU are included for financial reporting purposes in the General Fund balance. In recent years (but not in the past four years, as the recession cut revenues and created a deficit), the State has budgeted to maintain the SFEU at around 3% of General Fund expenditures.
Throughout the 1980s, State spending increased rapidly as the State population and economy also grew rapidly, including many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a 2/3 vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 35%).
Since the start of FY 1990-91 until FY 1995-96, the State faced adverse economic, fiscal, and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates significantly higher than the growth rates for the principal revenue sources of the General Fund. These structural concerns will continue in future years; in particular, it is anticipated that there will be a need to increase capital and operating costs of the correctional system in response to a "Three Strikes" law enacted in 1994 which mandates life imprisonment for certain felony offenders.
RECENT BUDGETS. As a result of these factors, among others, from the late 1980s until 1992-93 the State had a period of nearly chronic budget imbalance, with expenditures exceeding revenues in four out of six years, and the State accumulated and sustained a budget deficit in the SFEU approaching $2.8 billion at its peak at June 30, 1993. Starting in FY 1990-91 and for each year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance and to close large "budget gaps" which were identified. The Legislature and Governor eventually agreed on a number of different steps to produce Budget Acts in the years 1991-92 to 1995-96, including:
(medium solid bullet) significant cuts in health and welfare program expenditures;
(medium solid bullet) transfers of program responsibilities and some funding sources from the State to local governments, coupled with some reduction in mandates on local government;
(medium solid bullet) transfer of about $3.6 billion in annual local property tax revenues from cities, counties, redevelopment agencies and some other districts to local school districts, thereby reducing state funding for schools;
(medium solid bullet) reduction in growth of support for higher education programs, coupled with increases in student fees;
(medium solid bullet) revenue increase (particularly in the FY 1991-92 budget), most of which were for a short duration;
(medium solid bullet) increased reliance on aid from the federal government to offset the costs of incarcerating, educating and providing health and welfare services to undocumented aliens (although these efforts have produced much less federal aid than the State Administration had requested); and
(medium solid bullet) various one-time adjustment and accounting changes. Despite these budget actions, the effects of the recession led to large unanticipated deficits in the SFEU, as compared to projected positive balances. By the start of FY 1993-94, the accumulated deficit was so large (almost $2.8 billion) that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit past the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, to carry the final retirement of the deficit into 1995-96.
The combination of stringent budget actions cutting State expenditures and the turnaround of the economy starting in late 1993 finally led to the restoration of positive financial results. While General Fund revenues and expenditures were essentially equal in FY 1992-93 (following two years of excess expenditures over revenues), the General Fund had positive operating results in FY 1993-94, FY 1994-95 and FY 1995-96, which reduced the accumulated budget deficit to less than $100 million as of June 30, 1996. The State Department of Finance estimated that the General Fund received revenues of about $46.3 billion in FY 1995-96, more than $2 billion higher than was originally expected, as a result of the strengthening economy. Expenditures totaled about $45.4 billion, also about $2 billion higher than budgeted, because, among other factors, the State Constitution requires disbursement of a percentage of revenues to local school districts and federal actions to reduce welfare costs and to pay for costs of illegal immigrants were not forthcoming to the extent expected.
A consequence of the accumulated budget deficits in the early 1990s, together with other factors such as disbursement of funds to local school districts "borrowed" from future fiscal years and hence not shown in the annual budget, was to significantly reduce the State's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for FY 1992-93 by July 1, 1992, which would have allowed the state to carry out its normal annual cash flow borrowing to replenish its cash reserves, the State Controller was forced to issue approximately $3.8 billion of registered warrants (IOUs) over a 2-month period to pay a variety of obligations representing prior years' (or continuing) appropriations and mandates from court orders. Available funds were used to make constitutionally-mandated payments, such as debt service on bonds and warrants.
The State's cash condition became so serious that from late spring 1992 until 1995, the State had to rely on issuance of short-term notes which matured in a subsequent fiscal year to finance its ongoing deficit and pay current obligations. With the repayment of the last of these deficit notes in April, 1996, the State does not plan to rely further on external borrowings across fiscal years, but will continue its normal cash flow borrowings during a fiscal year.
CURRENT BUDGET. The 1996-97 Budget Act was signed by the Governor on July 15, 1996, along with various implementing bills. The Legislature rejected the Governor's proposed 15% cut in personal income taxes (to be phased over three years), but did approve a 5% cut in bank and corporation taxes, to be effective for income years starting on January 1, 1997. As a result, revenues for the Fiscal Year are estimated to total $47.643 billion, a 3.3 percent increase over the final estimated 1995-96 revenues. The Budget Act contains General Fund appropriations totaling $47.251 billion, a 4.0 percent increase over the final estimated 1995-96 expenditures.
The following are principal features of the 1996-97 Budget Act:
1. Funding for schools and community college districts increased by $1.65 billion total above revised 1995-96 levels. Almost half of this money was budgeted to fund class-size reductions in kindergarten and grades 1-3. Also, for the second year in a row, the full cost of living allowance (3.2 percent) was funded. The funding increases have brought K-12 expenditures to almost $4,800 per pupil, an almost 15% increase over the level prevailing during the recession years.
2. Proposed cuts in health and welfare totaling $660 million. All of these cuts require federal law changes (including welfare reform, which was enacted), federal waivers, or federal budget appropriations in order to be achieved. Ultimate federal actions after enactment of the Budget Act will allow the State to save only about $360 million of this amount.
3. A 4.9 percent increase in funding for the University of California and the California State University system, with no increases in student fees for the second consecutive year.
4. The Budget Act assumed the federal government will provide approximately $700 million in new aid for incarceration and health care costs of illegal immigrants. These funds reduce appropriations in these categories that would otherwise have to be paid from the General Fund.
With signing of the Budget Act, the State implemented its regular cash flow borrowing program with the issuance of $3.0 billion of Revenue Anticipation Notes to mature on June 30, 1997. The Budget Act appropriated a modest budget reserve in the SFEU of $305 million, as of June 30, 1997. The General Fund fund balance, however, still reflects $1.6 billion of "loans" which the General Fund made to local schools in the recession years, representing cash outlays above the mandatory minimum funding level. Settlement of litigation over these transactions in July 1996 calls for repayment of these loans over the period ending in 2001-02, about equally split between outlays from the General Fund and from schools' entitlements. The 1996-97 Budget Act contained a $150 million appropriation from the General Fund toward this settlement.
The Department of Finance projected, when the Budget Act was passed, that, on June 30, 1997, the State's available internal borrowable (cash) resources will be $2.9 billion, after payment of all obligations due by that date, so that no external cross-fiscal year borrowing will be needed. The State will continue to rely on internal borrowing and intra-year external note borrowing to meet its cash flow requirements.
The Department of Finance has reported that, based on stronger than expected revenues during the first six months of the 1996-97 fiscal year, reflecting the continued strength of the State's economic recovery, General Fund revenues for the full 1996-97 fiscal year will be almost $1 billion above projections, at about $48.4 billion. This is expected to be offset by required increased payments to schools, and lower than expected savings resulting from federal welfare reform actions and federal aid for illegal immigrants. As a result, the expected balance of the SFEU at June 30, 1997 has been slightly reduced to about $197 million, still the first positive balance in the decade of the 90's. The State has not yet given any prediction of how the federal welfare reform law will impact the State's finances, or those of its local agencies; the State is in the midst of making many decisions concerning implementation of the new welfare law. PROPOSED 1997-98 BUDGET. On January 9, 1997, the Governor released his proposed budget for FY 1997-98. Assuming continuing strength in the economy, the Governor projects General Fund revenues of $50.7 billion, and proposes expenditures of $50.3 billion, to leave a budget reserve in the SFEU of $550 million at June 30, 1998. The Governor proposed further programs to reduce class size in lower primary grades, using excess revenues from FY 1996-97. He also proposed a further cut in corporate taxes, and sweeping changes in public assistance programs to respond to the new federal welfare reform law.
The State's financial difficulties for the past budget years and other factors noted above will result in continued pressure upon almost all local governments, especially those which depend on State aid, such as school districts and counties. While recent budgets included both permanent tax increases and actions to reduce costs of state government over the longer term, the Governor and other analysts have noted that structural imbalances still exist, and there can be no assurance that the State will not face budget gaps in the future.
The ratings of California's long-term general obligation bonds were reduced in the early 1990's from "AAA" levels which had existed prior to the recession. In 1996, Fitch and Standard & Poor's raised their ratings of California's general obligation bonds, which are currently assigned ratings of "A+" from Standard & Poor's, "A1" from Moody's and "A+" from Fitch. OBLIGATIONS OF OTHER CALIFORNIA ISSUERS
STATE ASSISTANCE. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the State's Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies; the reallocation of certain State revenues to local agencies; and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund totaled approximately $33.4 billion in FY 1995-96 (over 70% of General Fund expenditures) and has been budgeted at $35.0 billion for FY 1996-97, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3l8 billion of property tax revenues to school districts, representing reversal of the post-Proposition 13 "bailout" aid.
To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other considerations, the absolute level, or the rate of growth, of State assistance to local governments may continue to be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. A number of counties, both rural and urban, have indicated that their budgetary condition is extremely serious. At the start of FY 1995-96, Los Angeles County (L.A. County), the largest county in the State, was forced to impose significant cuts in services and personnel, particularly in the health care system, in order to balance its budget. L.A. County's debt was downgraded by Moody's and S&P in the summer of 1995. Orange County, which recently emerged from federal bankruptcy protection, has substantially reduced services and personnel in order to live within much reduced means. A school district (Richmond Unified) filed for protection under bankruptcy laws several years ago, but the petition was later dismissed; other school districts have indicated financial stress, although none has threatened bankruptcy.
ASSESSMENT BONDS. Municipal obligations which are assessment bonds or Mello-Roos bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.
CALIFORNIA LONG-TERM LEASE OBLIGATIONS. Certain State long-term lease obligations, though typically payable from the General Fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common causes of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.
Several years ago the Richmond Unified School District (District) entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders. One of the defenses raised in answer to this lawsuit was the invalidity of the original lease transaction. The trial court upheld the validity of the District's lease, and the case has been settled. However, any future judgment in a similar case against the position taken by the Trustee may have implications for lease transactions of a similar nature by other State entities.
OTHER CONSIDERATIONS. The repayment of Industrial Development Securities secured by real property may be affected by State laws limiting foreclosure rights of creditors. Health Care and Hospital Securities may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals. Limitations on AD VALOREM property taxes may particularly affect "tax allocation" bonds issued by State redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (for example, because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on State tax allocation bonds after the enactment of Article XIIIA and XIIIB, and only resumed such ratings on a selective basis.
Proposition 87, approved by State voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the issuers of Tax Allocation Securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.
Substantially all of the State is within an active geologic region subject to major seismic activity. Any California municipal obligation held by the fund could be affected by an interruption of revenue because of damaged facilities or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or
(iii) the federal or State government to appropriate sufficient funds within their respective budget limitations.
Because of the complex nature of Articles XIIIA, XIIIB, XIIIC and XIIID of the California Constitution (described briefly above), the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and the cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of these provisions or the outcome of any pending litigation with respect to those provisions on State obligations held by the fund or on the ability of the State or local governments to pay debt service on such obligations. Legislation has been or may be introduced (either in the State Legislature or by initiative) which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of State and local governments to impose new taxes or increase existing taxes. It is not presently possible to predict the extent to which any such legislation will be enacted, or if enacted, how it would affect California municipal obligations. It is also not presently possible to predict the extent of future allocations of State revenues to local governments or the abilities of State or local governments to pay the interest on, or repay the principal of, such California municipal obligations in light of future fiscal circumstances.
SPECIAL CONSIDERATIONS AFFECTING PUERTO RICO
The following only highlights some of the more significant financial trends and problems affecting the Commonwealth of Puerto Rico (the "Commonwealth" or "Puerto Rico"), and is based on information drawn from official statements and prospectuses relating to the securities offerings of Puerto Rico, its agencies and instrumentalities, as available on the date of this Statement of Additional Information. FMR has not independently verified any of the information contained in such official statements, prospectuses and other publicly available documents, but is not aware of any fact which would render such information materially inaccurate.
The economy of Puerto Rico is closely linked with that of the United States, and in fiscal 1995 trade with the United States accounted for approximately 89% of Puerto Rico's exports and approximately 65% of its imports. In this regard, in fiscal 1995 Puerto Rico experienced a $4.6 billion positive adjusted merchandise trade balance.
Since fiscal 1985 personal income, both aggregate and per capita, has increased consistently each fiscal year. In fiscal 1995 aggregate personal income was $27.0 billion ($26.2 billion in 1992 prices) and personal per capita income was $7,296 ($7,074 in 1992 prices). Gross domestic product in fiscal 1992 was $23.7 billion and gross product in fiscal 1996 was $30.2 billion; ($26.7 billion in 1992 prices). This represents an increase in gross product of 27.5% from fiscal 1992 to 1996 (12.7% in 1992 prices). For fiscal year ended February 1997, an increase in gross domestic product of 2.7% over fiscal 1996 is forecasted. However, actual growth in the Puerto Rico economy will depend on several factors including the condition of the U.S. economy, the exchange value of the U.S. dollar, the price stability of oil imports, increase in the number of visitors to the island, the level of exports, the level of federal transfers, and the cost of borrowing.
Puerto Rico's economy continued to expand throughout the five-year period from fiscal 1992 through fiscal 1996. Almost every sector of the economy participated and record levels of employment were achieved. Factors behind the continued expansion included government sponsored economic development programs, periodic declines in the exchange value of the U.S. dollar, the level of federal transfers and the relatively low cost of borrowing funds during the period.
Puerto Rico has made marked improvements in fighting unemployment. Unemployment is at a low level compared to that of the late 1970s, but it still remains significantly above the United States average and has been increasing in recent years. Despite long term improvements, the unemployment rate rose from 16.5% to 16.8% from fiscal 1992 to fiscal 1993. However, by the end of fiscal 1994, the unemployment rate dropped to 15.9% and as of the end of fiscal 1996, stands at 13.8%. Despite this downturn, there is a possibility that the unemployment rate will increase. Manufacturing is the largest sector in the economy accounting for $17.7 billion or 41.8% of gross domestic product in fiscal 1995. Manufacturing has experienced a basic change over the years as a result of the influx of higher wage, high technology industries such as the pharmaceutical industry, electronics, computers, microprocessors, scientific instruments and high technology machinery. The service sector, which includes finance, insurance, real estate, wholesale and retail trade, hotels and related services and other services, ranks second in its contribution to gross domestic product and is the sector that employs the greatest number of people. In fiscal 1995, the service sector generated $15.9 billion in gross domestic product or 37.5% of the total. Employment in this sector grew from 449,000 in fiscal 1992 to 527,000 in fiscal 1996, a cumulative increase of 17.6%, which increase was greater than the 11.8% cumulative growths in employment over the same period, providing 46.7% of total employment. The government sector of the Commonwealth plays an important role in the economy of the island. In fiscal year 1995 the government accounted for $4.5 billion or 10.6% of Puerto Rico's gross domestic product and provided 21.7% of the total employment. Tourism also contributes significantly to the island economy, accounting for $1.8 billion of gross domestic product in fiscal 1995.
The present administration has developed and is implementing a new economic development program which is based on the premise that the private sector should provide the primary impetus for economic development and growth. This new program, which is referred to as the New Economic Model, promotes changing the role of the government from one of being a provider of most basic services to that of a facilitator for private sector initiatives and encourages private sector investment by reducing government-imposed regulatory restraints.
The New Economic Model contemplates the development of initiatives that will foster private investment in, and private management of, sectors that are served more efficiently and effectively by the private enterprise. One of these initiatives has been the adoption of a new tax code intended to expand the tax base, reduce top personal and corporate tax rates, and simplify the tax system.
The New Economic Model also seeks to identify and promote areas in which Puerto Rico can compete more effectively in the global markets. Tourism has been identified as one such area because of its potential for job creation and contribution to the gross product. In 1993, a new Tourism Incentives Act and a Tourism Development Fund were implemented in order to provide special tax incentives and financing for the development of new hotel projects and the tourism industry. As a result of these initiatives, new hotels have been constructed or are under construction which have increased the number of hotel rooms on the island from 8,415 in fiscal 1992 to 10,345 in fiscal 1996 and to 12,250 by the end of fiscal year ended February 1997. The New Economic Model also seeks to reduce the size of the government's direct contribution to gross domestic product. As part of this goal the government has transferred certain governmental operations and sold a number of its assets to private parties. Among these are: (i) the sale of the assets of the Puerto Rico Maritime Authority; (ii) the execution of a five-year management agreement for the operation and management of the Aqueducts and Sewer Authority by a private company; (iii) the execution by the Aqueducts and Sewer Authority of a construction and operating agreement with a private consortium for the design, construction, and operation of an approximately 75 million gallon per day water pipeline to the San Juan metropolitan area from the Dos Bocas reservoir in Utuado; and (iv) the execution by the Electric Power Authority of power purchase contracts with private power producers under which two cogeneration plants (with a total capacity of 800 megawatts) will be constructed.
As part of the government's program to facilitate the provision of private health services, in 1994 a new health insurance program was started in the Fajardo region to provide qualifying Puerto Rico residents with comprehensive health insurance coverage. In conjunction with this program certain public health facilities are being privatized. The administration's goal is to provide universal health insurance for such qualifying residents. The total cost of this program will depend on the number of municipalities included and the total number of participants. As of June 30, 1996, over 760,000 persons were participating in the program at an annual cost to the General Fund of approximately $296 million.
One of the factors assisting the development of the manufacturing sector in Puerto Rico has been the federal and Commonwealth tax incentives available, most notably section 936 of the Internal Revenue Code of 1986, as amended ("Section 936") and the Commonwealth's Industrial Incentives Program. The Industrial Incentives Program, through the 1987 Industrial Incentives Act, grants corporations engaged in certain qualified activities a fixed 90% exemption from Commonwealth income and property taxes and a 60% exemption from municipal license taxes during a 10, 15, 20, or 25 year period depending on location.
For many years, United States companies operating in Puerto Rico enjoyed a special tax credit that was available under Section 936 of the Code. Originally, the credit provided an effective 100% federal tax exemption for operating and qualifying investment income from Puerto Rico sources. Amendments to Section 936 made in 1993 (the "1993 Amendments") instituted two alternative methods for calculating the tax credit and limited the amount of the credit that a qualifying company could claim. These limitations are based on a percentage of qualifying income (the "percentage of income limitation") and on qualifying expenditures on wages and other wage related benefits (the "economic activity limitation", also known as the "wage credit limitation"). As a result of amendments incorporated in the Small Business Job Protection Act of 1996 enacted by the United States Congress and signed into law by President Clinton on August 20, 1996 (the "1996 Amendments"), as described below the tax credit is now being phased out over a ten-year period for existing claimants and is no longer available for corporations that establish operations in Puerto Rico after October 13, 1995 (including existing Section 936 Corporations (as defined below) to the extent substantially new operations are established in Puerto
Rico). The 1996 Amendments also moved the credit based on the economic activity limitation to Section 30A of the Code and phased it out over 10 years. In addition, the 1996 Amendments eliminated the credit previously available for income derived from certain qualified investments in Puerto Rico. The Section 30A Credit and the remaining Section 936 credit are discussed below.
SECTION 30A. The 1996 Amendments added a new Section 30A to the Code.
Section 30A permits a "qualifying domestic corporation" ("QDC") that meets certain gross income tests (which are similar to the 80% and 75% gross income tests of Section 936 of the Code discussed below) to claim a credit (the "Section 30A Credit") against the federal income tax imposed on taxable income derived from sources outside the United States from the active conduct of a trade or business in Puerto Rico or from the sale of substantially all the assets used in such business ("possession income").
A QDC is a United States corporation which (i) was actively conducting a trade or business in Puerto Rico on October 13, 1995, (ii) had a Section 936 election in effect for its taxable year that included October 13, 1995,
(iii) does not have in effect an election to use the percentage limitation of Section 936(a)(4)(B) of the Code, and (iv) does not add a "substantial new line of business."
The Section 30A Credit is limited to the sum of (i) 60% of qualified possession wages as defined in the Code, which includes wages up to 85% of the maximum earnings subject to the OASDI portion of Social Security taxes plus an allowance for fringe benefits of 15% of qualified possession wages,
(ii) a specified percentage of depreciation deductions ranging between 15% and 65%, based on the class life of tangible property, and (iii) a portion of Puerto Rico income taxes paid by the QDC, up to a 9% effective tax rate (but only if the QDC does not elect the profit-split method for allocating income from intangible property).
A QDC electing Section 30A of the code may compute the amount of its active business income, eligible for the Section 30A Credit, by using either the cost sharing formula, the profit-split formula, or the cost-plus formula, under the same rules and guidelines prescribed for such formulas as provided under Section 936 (see discussion below). To be eligible for the first two formulas, the QDC must have a significant presence in Puerto Rico.
In the case of taxable years beginning after December 31, 2001, the amount of possession income that would qualify for the Section 30A Credit would be subject to a cap based on the QDC's possession income for an average adjusted base period ending before October 14, 1995.
Section 30A applies only to taxable years beginning after December 31, 1995 and before January 1, 2006.
SECTION 936. Under Section 936 of the Code, as amended by the 1996 Amendments, and as an alternative to the Section 30A Credit, United States corporations that meet certain requirements and elect its application ("Section 936 Corporations") are entitled to credit against their United States corporate income tax, the portion of such tax attributable to income derived from the active conduct of a trade or business within Puerto Rico ("active business income") and from the sale or exchange of substantially all assets used in the active conduct of such trade or business. To qualify under Section 936 in any given taxable year, a corporation must derive for the three-year period immediately preceding the end of such taxable year,
(i) 80% or more of its gross income from sources within Puerto Rico, and
(ii) 75% or more of its gross income from the active conduct of a trade or business in Puerto Rico.
Under Section 936, a Section 936 Corporation may elect to compute its active business income, eligible for the Section 936 credit, under one of three formulas: (A) a cost-sharing formula, whereby it is allowed to claim all profits attributable to manufacturing intangibles, and other functions carried out in Puerto Rico, provided it contributes to the research and development expenses of its affiliated group or pays certain royalties; (B) a profit-split formula, whereby it is allowed to claim 50% of the net income of its affiliated group from the sale of products manufactured in Puerto Rico; or (C) a cost-plus formula, whereby it is allowed to claim a reasonable profit on the manufacturing costs incurred in Puerto Rico. To be eligible for the first two formulas, the Section 936 Corporation must have a significant business presence in Puerto Rico for purposes of the Section 936 rules.
As a result of the 1993 Amendments and the 1996 Amendments, the Section 936 credit is only available to companies that elect the percentage of income limitation and is limited in amount to 40% of the credit allowable prior to the 1993 Amendments, subject to a five-year phase-in period from 1994 to 1998 during which period the percentage of the allowable credit is reduced from 60% to 40%.
In the case of taxable years beginning on or after 1998, the possession income subject to the 936 credit will be subject to a cap based on the
Section 936 Corporation's possession income for an average adjusted base period ending on October 14, 1995. The 936 credit is eliminated for taxable years beginning in 2006.
OUTLOOK. It is not possible at this time to determine the long-term effect on the Puerto Rico economy of the enactment of the 936 Amendments. The Government of Puerto Rico does not believe there will be short-term or medium-term material adverse effects on Puerto Rico's economy as a result of the enactment of the 1996 Amendments. The Government of Puerto Rico further believes that during the phase-out period sufficient time exists to implement additional incentive programs to safeguard Puerto Rico's competitive position. Additionally, the Governor intends to propose a new federal incentive program similar to what is now provided under Section 30A. Such program would provide U.S. companies a tax credit based on qualifying wages paid, other wage related expenses such as fringe benefits, depreciation expenses for certain tangible assets, and research and development expenses, and would restore the credit granted to passive income under Section 936 prior to its repeal by the 1996 Amendments. Under the Governor's proposal, the credit granted to qualifying companies would continue in effect until Puerto Rico shows, among other things, substantial economic improvements in terms of certain economic parameters.
PORTFOLIO TRANSACTIONS
All orders for the purchase or sale of portfolio securities are placed on behalf of each fund by FMR pursuant to authority contained in the fund's management contract. In the case of the money market, FMR has granted investment management authority to the sub-adviser (see the section entitled "Management Contracts"), and the sub-adviser is authorized to place orders for the purchase and sale of portfolio securities, and will do so in accordance with the policies described below. FMR is also responsible for the placement of transaction orders for other investment companies and accounts for which it or its affiliates act as investment adviser. Securities purchased and sold by the money market fund generally will be traded on a net basis (i.e., without commission). In selecting broker-dealers, subject to applicable limitations of the federal securities laws, FMR considers various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability, and financial condition of the broker-dealer firm; the broker-dealer's execution services rendered on a continuing basis; and the reasonableness of any commissions.
The funds may execute portfolio transactions with broker-dealers who provide research and execution services to the funds or other accounts over which FMR or its affiliates exercise investment discretion. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing, or selling securities; and the availability of securities or the purchasers or sellers of securities. In addition, such broker-dealers may furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and performance of accounts; effect securities transactions, and perform functions incidental thereto (such as clearance and settlement). FMR maintains a listing of broker-dealers who provide such services on a regular basis. However, as many transactions on behalf of the money market fund are placed with broker-dealers (including broker-dealers on the list) without regard to the furnishing of such services, it is not possible to estimate the proportion of such transactions directed to such broker-dealers solely because such services were provided. The selection of such broker-dealers generally is made by FMR (to the extent possible consistent with execution considerations) based upon the quality of research and execution services provided.
The receipt of research from broker-dealers that execute transactions on behalf of the funds may be useful to FMR in rendering investment management services to the funds or its other clients, and conversely, such research provided by broker-dealers who have executed transaction orders on behalf of other FMR clients may be useful to FMR in carrying out its obligations to the funds. The receipt of such research has not reduced FMR's normal independent research activities; however, it enables FMR to avoid the additional expenses that could be incurred if FMR tried to develop comparable information through its own efforts.
Subject to applicable limitations of the federal securities laws, broker-dealers may receive commissions for agency transactions that are in excess of the amount of commissions charged by other broker-dealers in recognition of their research and execution services. In order to cause each fund to pay such higher commissions, FMR must determine in good faith that such commissions are reasonable in relation to the value of the brokerage and research services provided by such executing broker-dealers, viewed in terms of a particular transaction or FMR's overall responsibilities to the funds and its other clients. In reaching this determination, FMR will not attempt to place a specific dollar value on the brokerage and research services provided, or to determine what portion of the compensation should be related to those services.
FMR is authorized to use research services provided by and to place portfolio transactions with brokerage firms that have provided assistance in the distribution of shares of the funds, or shares of other Fidelity funds to the extent permitted by law. FMR may use research services provided by and place agency transactions with Fidelity Brokerage Services, Inc. (FBSI), a subsidiary of FMR Corp., if the commissions are fair, reasonable, and comparable to commissions charged by non-affiliated, qualified brokerage firms for similar services.
Section 11(a) of the Securities Exchange Act of 1934 prohibits members of national securities exchanges from executing exchange transactions for accounts which they or their affiliates manage, unless certain requirements are satisfied. Pursuant to such requirements, the Board of Trustees has authorized FBSI to execute portfolio transactions on national securities exchanges in accordance with approved procedures and applicable SEC rules. Each fund's Trustees periodically review FMR's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the funds and review the commissions paid by each fund over representative periods of time to determine if they are reasonable in relation to the benefits to the fund.
For the fiscal periods ended February 28, 1997 and February 29, 1996, the portfolio turnover rates were 16% and 49%, respectively for California Insured and 17% and 37%, respectively for California Income.
For the fiscal years ended February 1997, 1996, and 1995, the funds paid no brokerage commissions.
From time to time the Trustees will review whether the recapture for the benefit of the funds of some portion of the brokerage commissions or similar fees paid by the funds on portfolio transactions is legally permissible and advisable. Each fund seeks to recapture soliciting broker-dealer fees on the tender of portfolio securities, but at present no other recapture arrangements are in effect. The Trustees intend to continue to review whether recapture opportunities are available and are legally permissible and, if so, to determine in the exercise of their business judgment whether it would be advisable for each fund to seek such recapture.
Although the Trustees and officers of each fund are substantially the same as those of other funds managed by FMR, investment decisions for each fund are made independently from those of other funds managed by FMR or accounts managed by FMR affiliates. It sometimes happens that the same security is held in the portfolio of more than one of these funds or accounts. Simultaneous transactions are inevitable when several funds and accounts are managed by the same investment adviser, particularly when the same security is suitable for the investment objective of more than one fund or account.
When two or more funds are simultaneously engaged in the purchase or sale of the same security, the prices and amounts are allocated in accordance with procedures believed to be appropriate and equitable for each fund. In some cases this system could have a detrimental effect on the price or value of the security as far as each fund is concerned. In other cases, however, the ability of the funds to participate in volume transactions will produce better executions and prices for the funds. It is the current opinion of the Trustees that the desirability of retaining FMR as investment adviser to each fund outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.
VALUATION
For the money market fund, Fidelity Service Company, Inc. (FSC) normally determines the fund's net asset value per share (NAV) as of the close of the New York Stock Exchange (NYSE) (normally 4:00 p.m. Eastern time). For the bond funds, FSC normally determines each fund's NAV as of the close of the NYSE (normally 4:00 p.m. Eastern time). The valuation of portfolio securities is determined as of this time for the purpose of computing each fund's NAV.
TAX-FREE BOND FUNDS. Portfolio securities are valued by various methods. If quotations are not available, fixed-income securities are usually valued on the basis of information furnished by a pricing service that uses a valuation matrix which incorporates both dealer-supplied valuations and electronic data processing techniques. Use of pricing services has been approved by the Board of Trustees. A number of pricing services are available, and the funds may use various pricing services or discontinue the use of any pricing service.
Futures contracts and options are valued on the basis of market quotations, if available.
Securities and other assets for which there is no readily available market value are valued in good faith by a committee appointed by the Board of Trustees. The procedures set forth above need not be used to determine the value of the securities owned by the fund if, in the opinion of a committee appointed by the Board of Trustees, some other method would more accurately reflect the fair market value of such securities.
MONEY MARKET FUND. Portfolio securities and other assets are valued on the basis of amortized cost. This technique involves initially valuing an instrument at its cost as adjusted for amortization of premium or accretion of discount rather than its current market value. The amortized cost value of an instrument may be higher or lower than the price the fund would receive if it sold the instrument.
Securities of other open-end investment companies are valued at their respective NAVs.
During periods of declining interest rates, a fund's yield based on amortized cost valuation may be higher than would result if the fund used market valuations to determine its NAV. The converse would apply during periods of rising interest rates.
Valuing the fund's investments on the basis of amortized cost and use of the term "money market fund" are permitted pursuant to Rule 2a-7 under the 1940 Act. The fund must adhere to certain conditions under Rule 2a-7, as summarized in the section entitled "Quality and Maturity" on page .
The Board of Trustees oversees FMR's adherence to the provisions of Rule 2a-7 and has established procedures designed to stabilize the fund's NAV at $1.00. At such intervals as they deem appropriate, the Trustees consider the extent to which NAV calculated by using market valuations would deviate from $1.00 per share. If the Trustees believe that a deviation from the fund's amortized cost per share may result in material dilution or other unfair results to shareholders, the Trustees have agreed to take such corrective action, if any, as they deem appropriate to eliminate or reduce, to the extent reasonably practicable, the dilution or unfair results. Such correction action could include selling portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends; redeeming shares in kind; establishing NAV by using available market quotations; and such other measures as the Trustees may deem appropriate.
PERFORMANCE
The funds may quote performance in various ways. All performance information supplied by the funds in advertising is historical and is not intended to indicate future returns. A bond fund's share price, and each fund's yield and total return fluctuate in response to market conditions and other factors, and the value of a bond fund's shares when redeemed may be more or less than their original cost.
YIELD CALCULATIONS. To compute the money market fund's yield for a period, the net change in value of a hypothetical account containing one share reflects the value of additional shares purchased with dividends from the one original share and dividends declared on both the original share and any additional shares. The net change is then divided by the value of the account at the beginning of the period to obtain a base period return. This base period return is annualized to obtain a current annualized yield. The money market fund also may calculate a compound effective yield by compounding the base period return over a one-year period. In addition to the current yield, the money market fund may quote yields in advertising based on any historical seven-day period. Yields for the money market fund are calculated on the same basis as other money market funds, as required by regulation.
For the bond funds, yields are computed by dividing a fund's interest income for a given 30-day or one-month period, net of expenses, by the average number of shares entitled to receive dividends during the period, dividing this figure by the fund's net asset value per share (NAV) at the end of the period, and annualizing the result (assuming compounding of income) in order to arrive at an annual percentage rate. Income is calculated for purposes of a bond fund's yield quotations in accordance with standardized methods applicable to all stock and bond funds. In general, interest income is reduced with respect to bonds trading at a premium over their par value by subtracting a portion of the premium from income on a daily basis, and is increased with respect to bonds trading at a discount by adding a portion of the discount to daily income. Capital gains and losses generally are excluded from the calculation.
Income calculated for the purposes of determining the bond fund's yield differs from income as determined for other accounting purposes. Because of the different accounting methods used, and because of the compounding of income assumed in yield calculations, the bond fund's yield may not equal its distribution rate, the income paid to your account, or the income reported in the fund's financial statements.
Yield information may be useful in reviewing a fund's performance and in providing a basis for comparison with other investment alternatives. However, each fund's yield fluctuates, unlike investments that pay a fixed interest rate over a stated period of time. When comparing investment alternatives, investors should also note the quality and maturity of the portfolio securities of respective investment companies they have chosen to consider.
Investors should recognize that in periods of declining interest rates a fund's yield will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates the fund's yield will tend to be somewhat lower. Also, when interest rates are falling, the inflow of net new money to a fund from the continuous sale of its shares will likely be invested in instruments producing lower yields than the balance of the fund's holdings, thereby reducing the fund's current yield. In periods of rising interest rates, the opposite can be expected to occur.
A fund's tax-equivalent yield is the rate an investor would have to earn from a fully taxable investment before taxes to equal the fund's tax-free yield. Tax-equivalent yields are calculated by dividing a fund's yield by the result of one minus a stated combined federal and state income tax rate. If only a portion of a fund's yield is tax-exempt, only that portion is adjusted in the calculation.
The following tables show the effect of a shareholder's tax status on effective yield under federal and state income tax laws for 1997. The second table shows the approximate yield a taxable security must provide at various income brackets to produce after-tax yields equivalent to those of hypothetical tax-exempt obligations yielding from 2% to 11%. Of course, no assurance can be given that a fund will achieve any specific tax-exempt yield. While the funds invest principally in obligations whose interest is exempt from federal and state income tax, other income received by the funds may be taxable. The tables do not take into account local taxes, if any, payable on fund distributions.
Use the first table to find your approximate effective tax bracket taking into account federal and state taxes for 1997.
1997 TAX RATES


Taxable Income*                              Federal Marginal   California State     Combined Federal
                                                                                     and State Effective
Single Return           Joint Return         Rate               Marginal   Rate      Rate**

$ 0  -               $ 4,908     $ 0  -               $ 9,816      15.0%    1.0%    15.85%

$ 4,909  -           $ 11,632    $ 9,817  -           $ 23,264     15.0%    2.0%    16.70%

$ 11,633 -           $ 18,357    $ 23,265  -          $ 36,714     15.0%    4.0%    18.40%

$ 18,358  -          $ 24,650    $ 36,715  -          $ 41,200     15.0%    6.0%    20.10%

$ 24,651  -          $ 25,484    $ 41,201  -          $ 50,968     28.0%    6.0%    32.32%

$ 25,485  -          $ 32,207    $ 50,969  -          $ 64,414     28.0%    8.0%    33.76%

$ 32,208  -          $ 59,750    $ 64,415  -          $ 99,600     28.0%    9.3%    34.70%

$ 59,751  -          $ 124,650   $ 99,601  -          $ 151,750    31.0%    9.3%    37.42%

$ 124,651  -         $ 271,050   $ 151,751  -         $ 271,050    36.0%    9.3%    41.95%

             over    $ 271,050                over    $ 271,050    39.6%    9.3%    45.22%


* Net amount subject to federal income tax after deductions and exemptions. Assumes ordinary income only.
** Excludes the impact of the phaseout of personal exemptions, limitations on itemized deductions, and other credits, exclusions, and adjustments which may increase a taxpayer's marginal tax rate. An increase in a shareholder's marginal tax rate would increase that shareholder's tax-equivalent yield.
Having determined your effective tax bracket, use the following table to determine the tax-equivalent yield for a given tax-free yield.

      If your combined federal and state effective tax rate in 1997 is:



      15.85%   16.70%   18.40%   20.10%   32.32%   33.76%   34.70%   37.42%   41.95%   45.22%



To match these     Your taxable investment would have to earn the following yield:
tax-free yields:



2%     2.38%     2.40%     2.45%     2.50%     2.96%     3.02%     3.06%     3.20%     3.45%    3.65%

3%     3.57%     3.60%     3.68%     3.75%     4.43%     4.53%     4.59%     4.79%     5.17%    5.48%

4%     4.75%     4.80%     4.90%     5.01%     5.91%     6.04%     6.13%     6.39%     6.89%    7.30%

5%     5.94%     6.00%     6.13%     6.26%     7.39%     7.55%     7.66%     7.99%     8.61%    9.13%

6%     7.13%     7.20%     7.35%     7.51%     8.87%     9.06%     9.19%     9.59%     10.34%   10.95%

7%     8.32%     8.40%     8.58%     8.76%     10.34%    10.57%    10.72%    11.19%    12.06%   12.78%

8%     9.51%     9.60%     9.80%     10.01%   11.82%     12.08%   12.25%     12.78%    13.78%   14.60%

9%     10.70%    10.80%    11.03%   11.26%     13.30%    13.59%    13.78%    14.38%    15.50%   16.43%

10%   11.88%     12.00%   12.25%     12.52%    14.78%    15.10%    15.31%    15.98%    17.23%   18.25%

11%    13.07%    13.21%    13.48%    13.77%    16.25%    16.61%    16.84%    17.58%    18.95%   20.08%


Each fund may invest a portion of its assets in obligations that are subject to state or federal income taxes. When the fund invests in these obligations, its tax-equivalent yields will be lower. In the table above, tax-equivalent yields are calculated assuming investments are 100% federally and state tax-free.
TOTAL RETURN CALCULATIONS. Total returns quoted in advertising reflect all aspects of a fund's return, including the effect of reinvesting dividends and capital gain distributions, and any change in the fund's net asset value (NAV) over a stated period. Average annual total returns are calculated by determining the growth or decline in value of a hypothetical historical investment in a fund over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative total return of 100% over ten years would produce an average annual total return of 7.18%, which is the steady annual rate of return that would equal 100% growth on a compounded basis in ten years. While average annual total returns are a convenient means of comparing investment alternatives, investors should realize that a fund's performance is not constant over time, but changes from year to year, and that average annual total returns represent averaged figures as opposed to the actual year-to-year performance of the fund.
In addition to average annual total returns, a fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Average annual and cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, or a series of redemptions, over any time period. Total returns may be broken down into their components of income and capital (including capital gains and changes in share price) in order to illustrate the relationship of these factors and their contributions to total return. Total returns may be quoted on a before-tax or after-tax basis. Total returns, yields, and other performance information may be quoted numerically or in a table, graph, or similar illustration.
NET ASSET VALUE. Charts and graphs using a fund's net asset values, adjusted net asset values, and benchmark indices may be used to exhibit performance. An adjusted NAV includes any distributions paid by a fund and reflects all elements of its return. Unless otherwise indicated, a fund's adjusted NAVs are not adjusted for sales charges, if any.
HISTORICAL FUND RESULTS. The following tables show the money market fund's 7-day yields, the bond fund's 30-day yields, each fund's tax-equivalent yields, and total returns for periods ended February 28, 1997.
The tax-equivalent yield is based on a combined effective federal and state income tax rate of 41.95% and reflects that, as of February 28, 1997, none of the fund's income was subject to state taxes. Note that each fund may invest in securities whose income is subject to the federal alternative minimum tax.

                  Average Annual Total Returns               Cumulative Total Returns



                     Thirty-/Se   Tax-         One      Five     Ten      One      Five      Ten
                     ven-Day      Equivalent   Year     Years    Years    Year     Years     Years
                     Yield        Yield



California Money      2.76%        4.75%        2.90%    2.62%    3.68%    2.90%    13.80%    43.53%
Market

California Insured    4.65%        8.01%        5.49%    6.85%    6.48%    5.49%    39.24%    87.28%

California Income     4.67%        8.05%        6.16%    7.10%    6.68%    6.16%    40.91%    90.87%


Note: If FMR had not reimbursed certain fund expenses during these periods, the fund's total returns would have been lower.
The following table shows the income and capital elements of each fund's cumulative total return. The table compares each fund's return to the record of the Standard & Poors' 500 Index (S&P 500), the Dow Jones Industrial Average (DJIA), and the cost of living, as measured by the Consumer Price Index (CPI), over the same period. The CPI information is as of the month end closest to the initial investment date for each fund. The S&P 500 and DJIA comparisons are provided to show how each fund's total return compared to the record of a broad unmanaged index of common stocks and a narrower set of stocks of major industrial companies, respectively, over the same period. Because each fund each invests in fixed-income securities, common stocks represent a different type of investment from the funds. Common stocks generally offer greater growth potential than the funds, but generally experience greater price volatility, which means greater potential for loss. In addition, common stocks generally provide lower income than a fixed-income investment such as the funds. The S&P 500 and DJIA returns are based on the prices of unmanaged groups of stocks and, unlike the fund's returns, do not include the effect of brokerage commissions or other costs of investing.
The following tables show the growth in value of a hypothetical $10,000 investment in each fund during the 10-year period ended February 28, 1997 assuming all distributions were reinvested. The figures below reflect the fluctuating interest rates and bond prices of the specified periods and should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in a fund today. Tax consequences of different investments have not been factored into the figures below.
During the 10-year period ended February 28, 1997, a hypothetical $10,000 investment in California Money Market would have grown to $14,353.

FIDELITY CALIFORNIA MUNICIPAL MONEY MARKET FUND                           INDICES



Year    Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
Ended   Initial      Reinvested      Reinvested      Value                            Living
        $10,000      Dividend        Capital Gain
        Investment   Distributions   Distributions







1997    $ 10,000     $ 4,353         $ 0             $ 14,353   $ 37,674   $ 41,930   $ 14,301

1996    $ 10,000     $ 3,949         $ 0             $ 13,949   $ 29,862   $ 32,749   $ 13,880

1995    $ 10,000     $ 3,515         $ 0             $ 13,515   $ 22,169   $ 23,391   $ 13,522

1994    $ 10,000     $ 3,172         $ 0             $ 13,172   $ 20,650   $ 21,749   $ 13,145

1993    $ 10,000     $ 2,917         $ 0             $ 12,917   $ 19,060   $ 18,604   $ 12,823

1992    $ 10,000     $ 2,612         $ 0             $ 12,612   $ 17,223   $ 17,508   $ 12,419

1991    $ 10,000     $ 2,154         $ 0             $ 12,154   $ 14,846   $ 14,958   $ 12,079

1990    $ 10,000     $ 1,570         $ 0             $ 11,570   $ 12,949   $ 13,122   $ 11,470

1989    $ 10,000     $ 943           $ 0             $ 10,943   $ 10,890   $ 10,864   $ 10,896

1988    $ 10,000     $ 422           $ 0             $ 10,422   $ 9,733    $ 9,614    $ 10,394


Explanatory Notes: With an initial investment of $10,000 in California Money Market on March 1, 1987 the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends and capital gain distributions for the period covered (their cash value at the time they were reinvested) amounted to $14,353. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $3,620 for dividends. The fund did not distribute any capital gains during the period. During the 10-year period ended February 28, 1997, a hypothetical $10,000 investment in California Insured would have grown to $18,728.

FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND                           INDICES



Year    Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
Ended   Initial      Reinvested      Reinvested      Value                            Living
        $10,000      Dividend        Capital Gain
        Investment   Distributions   Distributions







1997    $ 10,029     $ 8,147         $ 552           $ 18,728   $ 37,674   $ 41,930   $ 14,301

1996    $ 10,010     $ 7,194         $ 549           $ 17,753   $ 29,862   $ 32,749   $ 13,880

1995    $ 9,535      $ 6,013         $ 523           $ 16,071   $ 22,169   $ 23,391   $ 13,522

1994    $ 10,407     $ 5,586         $ 290           $ 16,283   $ 20,650   $ 21,749   $ 13,145

1993    $ 10,688     $ 4,881         $ 0             $ 15,569   $ 19,060   $ 18,604   $ 12,823

1992    $ 9,777      $ 3,673         $ 0             $ 13,450   $ 17,223   $ 17,508   $ 12,419

1991    $ 9,409      $ 2,775         $ 0             $ 12,184   $ 14,846   $ 14,958   $ 12,079

1990    $ 9,341      $ 2,013         $ 0             $ 11,354   $ 12,949   $ 13,122   $ 11,470

1989    $ 9,147      $ 1,283         $ 0             $ 10,430   $ 10,890   $ 10,864   $ 10,896

1988    $ 9,341      $ 641           $ 0             $ 9,982    $ 9,733    $ 9,614    $ 10,394


Explanatory Notes: With an initial investment of $10,000 in California Insured on March 1, 1987 the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends and capital gain distributions for the period covered (their cash value at the time they were reinvested) amounted to $18,372. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $5,651 for dividends and $360 for capital gain distributions.
During the 10-year period ended February 28, 1997, a hypothetical $10,000 investment in California Income would have grown to $19,087.

FIDELITY CALIFORNIA MUNICIPAL INCOME FUND                           INDICES



Year    Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
Ended   Initial      Reinvested      Reinvested      Value                            Living
        $10,000      Dividend        Capital Gain
        Investment   Distributions   Distributions







1997    $ 9,776      $ 8,699         $ 612           $ 19,087   $ 37,674   $ 41,930   $ 14,301

1996    $ 9,702      $ 7,676         $ 602           $ 17,980   $ 29,862   $ 32,749   $ 13,880

1995    $ 9,205      $ 6,384         $ 572           $ 16,161   $ 22,169   $ 23,391   $ 13,522

1994    $ 10,017     $ 5,890         $ 403           $ 16,310   $ 20,650   $ 21,749   $ 13,145

1993    $ 10,290     $ 5,125         $ 58            $ 15,473   $ 19,060   $ 18,604   $ 12,823

1992    $ 9,586      $ 3,905         $ 54            $ 13,545   $ 17,223   $ 17,508   $ 12,419

1991    $ 9,338      $ 2,976         $ 52            $ 12,366   $ 14,846   $ 14,958   $ 12,079

1990    $ 9,272      $ 2,156         $ 52            $ 11,480   $ 12,949   $ 13,122   $ 11,470

1989    $ 9,031      $ 1,369         $ 51            $ 10,451   $ 10,890   $ 10,864   $ 10,896

1988    $ 9,156      $ 675           $ 51            $ 9,882    $ 9,733    $ 9,614    $ 10,394


Explanatory Notes: With an initial investment of $10,000 in California Income on March 1, 1987 the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends and capital gain distributions for the period covered (their cash value at the time they were reinvested) amounted to $18,994. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $5,910 for dividends and $400 for capital gain distributions.
PERFORMANCE COMPARISONS. A fund's performance may be compared to the performance of other mutual funds in general, or to the performance of particular types of mutual funds. These comparisons may be expressed as mutual fund rankings prepared by Lipper Analytical Services, Inc. (Lipper), an independent service located in Summit, New Jersey that monitors the performance of mutual funds. Generally, Lipper rankings are based on total return, assume reinvestment of distributions, do not take sales charges or redemption fees into consideration, and are prepared without regard to tax consequences. Lipper may also rank funds based on yield. In addition to the mutual fund rankings, a fund's performance may be compared to stock, bond, and money market mutual fund performance indices prepared by Lipper or other organizations. When comparing these indices, it is important to remember the risk and return characteristics of each type of investment. For example, while stock mutual funds may offer higher potential returns, they also carry the highest degree of share price volatility. Likewise, money market funds may offer greater stability of principal, but generally do not offer the higher potential returns available from stock mutual funds.
From time to time, a fund's performance may also be compared to other mutual funds tracked by financial or business publications and periodicals. For example, the fund may quote Morningstar, Inc. in its advertising materials. Morningstar, Inc. is a mutual fund rating service that rates mutual funds on the basis of risk-adjusted performance. Rankings that compare the performance of Fidelity funds to one another in appropriate categories over specific periods of time may also be quoted in advertising. A fund's performance may also be compared to that of a benchmark index representing the universe of securities in which the fund may invest. The total return of a benchmark index reflects reinvestment of all dividends and capital gains paid by securities included in the index. Unlike a fund's returns, however, the index returns do not reflect brokerage commissions, transaction fees, or other costs of investing directly in the securities included in the index.
The bond funds may compare to the Lehman Brothers Municipal Bond Index, a total return performance benchmark for investment-grade municipal bonds with maturities of at least one year. In addition, California Insured Municipal Income may compare its performance to that of the Lehman Brothers California Insured 1-26 Year Municipal Bond Index, a total return performance benchmark for insured California investment-grade municipal bonds with maturities between one and 26 years. California Municipal Income may compare its performance to that of the Lehman Brothers California Municipal Bond Index, a total return performance benchmark for California investment-grade municipal bonds with maturities of at least one year. Issues included in each index have been issued after December 31, 1990 and have an outstanding par value of at least $50 million. Subsequent to December 31, 1995, zero coupon bonds and issues subject to the alternative minimum tax are included in each index.
A fund may be compared in advertising to Certificates of Deposit (CDs) or other investments issued by banks or other depository institutions. Mutual funds differ from bank investments in several respects. For example, a fund may offer greater liquidity or higher potential returns than CDs, a fund does not guarantee your principal or your return, and fund shares are not FDIC insured.
Fidelity may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include information about current economic, market, and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance, and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and action plans offering investment alternatives. Materials may also include discussions of Fidelity's asset allocation funds and other Fidelity funds, products, and services.
Ibbotson Associates of Chicago, Illinois (Ibbotson) provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the CPI), and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.
Fidelity funds may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risks associated with the security types in any capital market may or may not correspond directly to those of the funds. Ibbotson calculates total returns in the same method as the funds. The funds may also compare performance to that of other compilations or indices that may be developed and made available in the future.
The money market fund may compare its performance or the performance of securities in which it may invest to averages published by IBC Financial Data, Inc. of Ashland, Massachusetts. These averages assume reinvestment of distributions. IBC's MONEY MARKET FUND REPORT AVERAGES(trademark) / All Tax-Free, which is reported in IBC's MONEY FUND REPORT(trademark), covers over 424 tax-free money market funds.
A fund may compare and contrast in advertising the relative advantages of investing in a mutual fund versus an individual municipal bond. Unlike tax-free mutual funds, individual municipal bonds offer a stated rate of interest and, if held to maturity, repayment of principal. Although some individual municipal bonds might offer a higher return, they do not offer the reduced risk of a mutual fund that invests in many different securities. The initial investment requirements and sales charges of many tax-free mutual funds are lower than the purchase cost of individual municipal bonds, which are generally issued in $5,000 denominations and are subject to direct brokerage costs.
In advertising materials, Fidelity may reference or discuss its products and services, which may include other Fidelity funds; retirement investing; brokerage products and services; model portfolios or allocations; saving for college or other goals; charitable giving; and the Fidelity credit card. In addition, Fidelity may quote or reprint financial or business publications and periodicals as they relate to current economic and political conditions, fund management, portfolio composition, investment philosophy, investment techniques, the desirability of owning a particular mutual fund, and Fidelity services and products. Fidelity may also reprint, and use as advertising and sales literature, articles from Fidelity Focus, a quarterly magazine provided free of charge to Fidelity fund shareholders. A fund may present its fund number, Quotron(trademark) number, and CUSIP number, and discuss or quote its current portfolio manager.
VOLATILITY. A fund may quote various measures of volatility and benchmark correlation in advertising. In addition, the fund may compare these measures to those of other funds. Measures of volatility seek to compare the fund's historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data. In advertising, a fund may also discuss or illustrate examples of interest rate sensitivity. MOMENTUM INDICATORS indicate a fund's price movements over specific periods of time. Each point on the momentum indicator represents the fund's percentage change in price movements over that period.
A fund may advertise examples of the effects of periodic investment plans, including the principle of dollar cost averaging. In such a program, an investor invests a fixed dollar amount in a fund at periodic intervals, thereby purchasing fewer shares when prices are high and more shares when prices are low. While such a strategy does not assure a profit or guard against loss in a declining market, the investor's average cost per share can be lower than if fixed numbers of shares are purchased at the same intervals. In evaluating such a plan, investors should consider their ability to continue purchasing shares during periods of low price levels. As of February 28, 1997, FMR advised over $28 billion in tax-free fund assets, $96 billion in money market fund assets, $317 billion in equity fund assets, $65 billion in international fund assets, and $25 billion in Spartan fund assets. The funds may reference the growth and variety of money market mutual funds and the adviser's innovation and participation in the industry. The equity funds under management figure represents the largest amount of equity fund assets under management by a mutual fund investment adviser in the United States, making FMR America's leading equity (stock) fund manager. FMR, its subsidiaries, and affiliates maintain a worldwide information and communications network for the purpose of researching and managing investments abroad.
In addition to performance rankings, each fund may compare its total expense ratio to the average total expense ratio of similar funds tracked by Lipper. A fund's total expense ratio is a significant factor in comparing bond and money market investments because of its effect on yield. ADDITIONAL PURCHASE AND REDEMPTION INFORMATION
Each fund is open for business and its net asset value per share (NAV) is calculated each day the New York Stock Exchange (NYSE) is open for trading. The NYSE has designated the following holiday closings for 1997: New Year's Day, Presidents' Day (observed), Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Although FMR expects the same holiday schedule to be observed in the future, the NYSE may modify its holiday schedule at any time. In addition, the funds will not process wire purchases and redemptions on days when the Federal Reserve Wire System is closed.
FSC normally determines each fund's NAV as of the close of the NYSE (normally 4:00 p.m. Eastern time). However, NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the Securities and Exchange Commission (SEC). To the extent that portfolio securities are traded in other markets on days when the NYSE is closed, a fund's NAV may be affected on days when investors do not have access to the fund to purchase or redeem shares. In addition, trading in some of a fund's portfolio securities may not occur on days when the fund is open for business.
If the Trustees determine that existing conditions make cash payments undesirable, redemption payments may be made in whole or in part in securities or other property, valued for this purpose as they are valued in computing a fund's NAV. Shareholders receiving securities or other property on redemption may realize a gain or loss for tax purposes, and will incur any costs of sale, as well as the associated inconveniences.
Pursuant to Rule 11a-3 under the Investment Company Act of 1940 (the 1940
Act), each fund is required to give shareholders at least 60 days' notice prior to terminating or modifying its exchange privilege. Under the Rule, the 60-day notification requirement may be waived if (i) the only effect of a modification would be to reduce or eliminate an administrative fee, redemption fee, or deferred sales charge ordinarily payable at the time of an exchange, or (ii) the fund suspends the redemption of the shares to be exchanged as permitted under the 1940 Act or the rules and regulations thereunder, or the fund to be acquired suspends the sale of its shares because it is unable to invest amounts effectively in accordance with its investment objective and policies.
In the Prospectus, each fund has notified shareholders that it reserves the right at any time, without prior notice, to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. DISTRIBUTIONS AND TAXES
DISTRIBUTIONS. If you request to have distributions mailed to you and the U.S. Postal Service cannot deliver your checks, or if your checks remain uncashed for six months, Fidelity may reinvest your distributions at the then-current NAV. All subsequent distributions will then be reinvested until you provide Fidelity with alternate instructions.
DIVIDENDS. To the extent that each fund's income is designated as federally tax-exempt interest, the daily dividends declared by the fund are also federally tax-exempt. Short-term capital gains are distributed as dividend income, but do not qualify for the dividends-received deduction. These gains will be taxed as ordinary income. Each fund will send each shareholder a notice in January describing the tax status of dividend and capital gain distributions (if any) for the prior year.
Shareholders are required to report tax-exempt income on their federal tax returns. Shareholders who earn other income, such as Social Security benefits, may be subject to federal income tax on up to 85% of such benefits to the extent that their income, including tax-exempt income, exceeds certain base amounts.
A fund purchases municipal securities whose interest FMR believes is free from federal income tax. Generally, issuers or other parties have entered into covenants requiring continuing compliance with federal tax requirements to preserve the tax-free status of interest payments over the life of the security. If at any time the covenants are not complied with, or if the IRS otherwise determines that the issuer did not comply with relevant tax requirements, interest payments from a security could become federally taxable retroactive to the date the security was issued. For certain types of structured securities, the tax status of the pass-through of tax-free income may also be based on the federal and state tax treatment of the structure.
As a result of the Tax Reform Act of 1986, interest on certain "private activity" securities is subject to the federal alternative minimum tax
(AMT), although the interest continues to be excludable from gross income for other tax purposes. Interest from private activity securities will be considered tax-exempt for purposes of each fund's policies of investing so that at least 80% of its income is free from federal income tax. Interest from private activity securities is a tax preference item for the purposes of determining whether a taxpayer is subject to the AMT and the amount of AMT to be paid, if any. Private activity securities issued after August 7, 1986 to benefit a private or industrial user or to finance a private facility are affected by this rule.
A portion of the gain on bonds purchased with market discount after April 30, 1993 and short-term capital gains distributed by each fund are taxable to shareholders as dividends, not as capital gains. Dividend distributions resulting from a recharacterization of gain from the sale of bonds purchased with market discount after April 30, 1993 are not considered income for purposes of each fund's policy of investing so that at least 80% of its INCOME DISTRIBUTION is free from federal income tax. The money market fund may distribute any net realized short-term capital gains and taxable market discount once a year or more often, as necessary, to maintain its net asset value at $1.00 per share.
Corporate investors should note that a tax preference item for purposes of the corporate AMT is 75% of the amount by which adjusted current earnings (which includes tax-exempt interest) exceeds the alternative minimum taxable income of the corporation. If a shareholder receives an exempt-interest dividend and sells shares at a loss after holding them for a period of six months or less, the loss will be disallowed to the extent of the amount of exempt-interest dividend.
CALIFORNIA TAX MATTERS. As long as a fund continues to qualify as a regulated investment company under the federal Internal Revenue Code, it will incur no California income or franchise tax liability on income and capital gains distributed to shareholders. California personal income tax law provides that exempt-interest dividends paid by a regulated investment company, or series thereof, from interest on obligations that are exempt from California personal income tax are excludable from gross income. For a fund to qualify to pay exempt-interest dividends under California law, at least 50 percent of the value of its assets must consist of such obligations at the close of each quarter of its fiscal year. For purpose of California personal income taxation, distributions to individual shareholders derived from interest on other types of obligations and short-term capital gains will be taxed as dividends, and long-term capital gain distributions will be taxed as long-term capital gains. California has an alternative minimum tax similar to the federal AMT described above. However, the California AMT does not include interest from private activity municipal obligations as an item of tax preference. Interest on indebtedness incurred or continued by a shareholder in connection with the purchase of shares of a fund will not be deductible for California personal income tax purpose.
CAPITAL GAIN DISTRIBUTIONS. Long-term capital gains earned by each fund on the sale of securities and distributed to shareholders are federally taxable as long-term capital gains, regardless of the length of time shareholders have held their shares. If a shareholder receives a long-term capital gain distribution on shares of a fund, and such shares are held six months or less and are sold at a loss, the portion of the loss equal to the amount of the long-term capital gain distribution will be considered a long-term loss for tax purposes. Short-term capital gains distributed by each fund are taxable to shareholders as dividends, not as capital gains. The money market fund does not anticipate distributing long-term capital gains.
As of February 28, 1997, California Money Market had capital loss carryforwards aggregating approximately $457,000 of which $446,000 and $11,000 will expire on February 28, 2003 and 2005, respectively.
As of February 28, 1997, California Insured had capital loss carryforwards aggregating approximately $7,171,000 of which $647,000 will expire on February 28, 2003 and $6,524,000 will expire on February 29, 2004.
As of February 28, 1997, California Income had a capital loss carryforward aggregating approximately, $4,627,000 which will expire on February 29, 2004.
For the above mentioned funds, these amounts are available to offset any future capital gains.
TAX STATUS OF THE FUNDS. Each fund intends to qualify each year as a "regulated investment company" for tax purposes so that it will not be liable for federal tax on income and capital gains distributed to shareholders. In order to qualify as a regulated investment company and avoid being subject to federal income or excise taxes at the fund level, each fund intends to distribute substantially all of its net investment income and net realized capital gains within each calendar year as well as on a fiscal year basis. Each fund intends to comply with other tax rules applicable to regulated investment companies, including a requirement that capital gains from the sale of securities held less than three months constitute less than 30% of the fund's gross income for each fiscal year. Gains from some futures contracts and options are included in this 30% calculation, which may limit a fund's investments in such instruments.
The money market fund is treated as a separate entity from the other funds of Fidelity California Municipal Trust II for tax purposes. Each bond fund is treated as a separate entity from the other funds of Fidelity California Municipal Trust for tax purposes.
OTHER TAX INFORMATION. The information above is only a summary of some of the tax consequences generally affecting each fund and its shareholders, and no attempt has been made to discuss individual tax consequences. In addition to federal income taxes, shareholders may be subject to state and local taxes on fund distributions, and shares may be subject to state and local personal property taxes. Investors should consult their tax advisers to determine whether a fund is suitable to their particular tax situation. FMR
All of the stock of FMR is owned by FMR Corp., its parent organized in 1972. The voting common stock of FMR Corp. is divided into two classes. Class B is held predominantly by members of the Edward C. Johnson 3d family and is entitled to 49% of the vote on any matter acted upon by the voting common stock. Class A is held predominantly by non-Johnson family member employees of FMR Corp. and its affiliates and is entitled to 51% of the vote on any such matter. The Johnson family group and all other Class B shareholders have entered into a shareholders' 1940 Act voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Under the, control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company. Therefore, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the 1940 Act, to form a controlling group with respect to FMR Corp.
At present, the principal operating activities of FMR Corp. are those conducted by three of its divisions as follows: FSC, which is the transfer and shareholder servicing agent for certain of the funds advised by FMR; Fidelity Investments Institutional Operations Company, which performs shareholder servicing functions for institutional customers and funds sold through intermediaries; and Fidelity Investments Retail Marketing Company, which provides marketing services to various companies within the Fidelity organization.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that sets forth all employees' fiduciary responsibilities regarding the funds, establishes procedures for personal investing and restricts certain transactions. For example, all personal trades in most securities require pre-clearance, and participation in initial public offerings is prohibited. In addition, restrictions on the timing of personal investing in relation to trades by Fidelity funds and on short-term trading have been adopted.
TRUSTEES AND OFFICERS
The Trustees and executive officers of the trust are listed below. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years. All persons named as Trustees also serve in similar capacities for other funds advised by FMR. The business address of each Trustee and officer who is an "interested person" (as defined in the Investment Company Act of 1940) is 82 Devonshire Street, Boston, Massachusetts 02109, which is also the address of FMR. The business address of all the other Trustees is Fidelity Investments, P.O. Box 9235, Boston, Massachusetts 02205-9235. Those Trustees who are "interested persons" by virtue of their affiliation with either the trust or FMR are indicated by an asterisk (*).
*EDWARD C. JOHNSON 3d (66), Trustee and President, is Chairman, Chief Executive Officer and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; Chairman and a Director of FMR Texas, Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc.
*J. GARY BURKHEAD (55), Trustee and Senior Vice President, is President of FMR; and President and a Director of FMR Texas, Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc. RALPH F. COX (64), Trustee (1991), is a management consultant (1994). Prior to February 1994, he was President of Greenhill Petroleum Corporation (petroleum exploration and production). Until March 1990, Mr. Cox was President and Chief Operating Officer of Union Pacific Resources Company (exploration and production). He is a Director of Sanifill Corporation (non-hazardous waste, 1993), CH2M Hill Companies (engineering), Rio Grande, Inc. (oil and gas production), and Daniel Industries (petroleum measurement equipment manufacturer). In addition, he is a member of advisory boards of Texas A&M University and the University of Texas at Austin.
PHYLLIS BURKE DAVIS (65), Trustee (1992). Prior to her retirement in September 1991, Mrs. Davis was the Senior Vice President of Corporate Affairs of Avon Products, Inc. She is currently a Director of BellSouth Corporation (telecommunications), Eaton Corporation (manufacturing, 1991), and the TJX Companies, Inc. (retail stores), and previously served as a Director of Hallmark Cards, Inc. (1985-1991) and Nabisco Brands, Inc. In addition, she is a member of the President's Advisory Council of The University of Vermont School of Business Administration.
ROBERT M. GATES (53), Trustee (1997), is a consultant, author, and lecturer
(1993). Mr. Gates was Director of the Central Intelligence Agency (CIA) from 1991-1993. From 1989 to 1991, Mr. Gates served as Assistant to the President of the United States and Deputy National Security Advisor. Mr. Gates is currently a Trustee for the Forum For International Policy, a Board Member for the Virginia Neurological Institute., and a Senior Advisor of the Harvard Journal of World Affairs. In addition, Mr. Gates also serves as a member of the corporate board for Lucas Varity PLC (automotive components and diesel engines), Charles Stark Draper Laboratory (non-profit), NACCO Industries, Inc. (mining and manufacturing), and TRW Inc. (original and replacement products).
E. BRADLEY JONES (69), Trustee. Prior to his retirement in 1984, Mr. Jones was Chairman and Chief Executive Officer of LTV Steel Company. He is a Director of TRW Inc. (original equipment and replacement products), Cleveland-Cliffs Inc (mining), Consolidated Rail Corporation, Birmingham Steel Corporation, and RPM, Inc. (manufacturer of chemical products), and he previously served as a Director of NACCO Industries, Inc. (mining and marketing, 1985-1995) and Hyster-Yale Materials Handling, Inc. (1985-1995). In addition, he serves as a Trustee of First Union Real Estate Investments, a Trustee and member of the Executive Committee of the Cleveland Clinic Foundation, a Trustee and member of the Executive Committee of University School (Cleveland), and a Trustee of Cleveland Clinic Florida.
DONALD J. KIRK (64), Trustee, is Executive-in-Residence (1995) at Columbia University Graduate School of Business and a financial consultant. From 1987 to January 1995, Mr. Kirk was a Professor at Columbia University Graduate School of Business. Prior to 1987, he was Chairman of the Financial Accounting Standards Board. Mr. Kirk is a Director of General Re Corporation (reinsurance), and he previously served as a Director of Valuation Research Corp. (appraisals and valuations, 1993-1995). In addition, he serves as Chairman of the Board of Directors of the National Arts Stabilization Fund, Chairman of the Board of Trustees of the Greenwich Hospital Association, a Member of the Public Oversight Board of the American Institute of Certified Public Accountants' SEC Practice Section
(1995), and as a Public Governor of the National Association of Securities Dealers, Inc. (1996).
*PETER S. LYNCH (54), Trustee, is Vice Chairman and Director of FMR (1992). Prior to May 31, 1990, he was a Director of FMR and Executive Vice President of FMR (a position he held until March 31, 1991); Vice President of Fidelity Magellan Fund and FMR Growth Group Leader; and Managing Director of FMR Corp. Mr. Lynch was also Vice President of Fidelity Investments Corporate Services (1991-1992). He is a Director of W.R. Grace & Co. (chemicals) and Morrison Knudsen Corporation (engineering and construction). In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield (1989) and Society for the Preservation of New England Antiquities, and as an Overseer of the Museum of Fine Arts of Boston.
GERALD C. McDONOUGH (67), Trustee and Chairman of the non-interested Trustees, is Chairman of G.M. Management Group (strategic advisory services). Prior to his retirement in July 1988, he was Chairman and Chief Executive Officer of Leaseway Transportation Corp. (physical distribution services). Mr. McDonough is a Director of Brush-Wellman Inc. (metal refining), York International Corp. (air conditioning and refrigeration), Commercial Intertech Corp. (hydraulic systems, building systems, and metal products, 1992), CUNO, Inc. (liquid and gas filtration products, 1996), and Associated Estates Realty Corporation (a real estate investment trust,
1993). Mr. McDonough served as a Director of ACME-Cleveland Corp. (metal working, telecommunications, and electronic products) from 1987-1996. MARVIN L. MANN (63), Trustee (1993) is Chairman of the Board, President, and Chief Executive Officer of Lexmark International, Inc. (office machines, 1991). Prior to 1991, he held the positions of Vice President of International Business Machines Corporation ("IBM") and President and General Manager of various IBM divisions and subsidiaries. Mr. Mann is a Director of M.A. Hanna Company (chemicals, 1993) and Infomart (marketing services, 1991), a Trammell Crow Co. In addition, he serves as the Campaign Vice Chairman of the Tri-State United Way (1993) and is a member of the University of Alabama President's Cabinet.
WILLIAM O. McCOY (63), Trustee (1997), is the Vice President of Finance for the University of North Carolina (16-school system, 1995). Prior to his retirement in December 1994, Mr. McCoy was Vice Chairman of the Board of BellSouth Corporation (telecommunications, 1984) and President of BellSouth Enterprises. He is currently a Director of Liberty Corporation (holding company, 1984), Weeks Corporation of Atlanta (real estate, 1994), (1986) Carolina Power and Light Company (electric utility, 1996), and the Kenan Transport Co. (1996). Previously, he was a Director of First American Corporation (bank holding company, 1979-1996). In addition, Mr. McCoy serves as a member of the Board of Visitors for the University of North Carolina at Chapel Hill (1994) and for the Kenan Flager Business School (University of North Carolina at Chapel Hill, 1988).
THOMAS R. WILLIAMS (68), Trustee, is President of The Wales Group, Inc. (management and financial advisory services). Prior to retiring in 1987, Mr. Williams served as Chairman of the Board of First Wachovia Corporation (bank holding company), and Chairman and Chief Executive Officer of The First National Bank of Atlanta and First Atlanta Corporation (bank holding company). He is currently a Director of BellSouth Corporation (telecommunications), ConAgra, Inc. (agricultural products), Fisher Business Systems, Inc. (computer software), Georgia Power Company (electric utility), Gerber Alley & Associates, Inc. (computer software), National Life Insurance Company of Vermont, American Software, Inc., and AppleSouth, Inc. (restaurants, 1992).
FRED L. HENNING, JR. (57), Vice President, is Vice President of Fidelity's fixed-income funds (1995) and Senior Vice President of FMR (1995).
SARAH H. ZENOBLE (47), Vice President, is Vice President of Fidelity's money market funds (1996) and Vice President of FMR Texas, Inc.
ARTHUR S. LORING (49), Secretary, is Senior Vice President (1993) and General Counsel of FMR, Vice President-Legal of FMR Corp., and Vice President and Clerk of FDC.
KENNETH A. RATHGEBER (49), Treasurer (1995), is Treasurer of the Fidelity funds and is an employee of FMR (1995). Before joining FMR, Mr. Rathgeber was a Vice President of Goldman Sachs & Co. (1978-1995), where he served in various positions, including Vice President of Proprietary Accounting (1988-1992), Global Co-Controller (1992-1994), and Chief Operations Officer of Goldman Sachs (Asia) LLC (1994-1995).
THOMAS D. MAHER (52), Assistant Vice President, is Assistant Vice President of Fidelity's money market funds and municipal bond funds (1997) and Vice President and Associate General Counsel of FMR Texas, Inc.
JOHN H. COSTELLO (50), Assistant Treasurer, is an employee of FMR.
LEONARD M. RUSH (51), Assistant Treasurer (1994), is an employee of FMR
(1994). Prior to becoming Assistant Treasurer of the Fidelity funds, Mr. Rush was Chief Compliance Officer of FMR Corp. (1993-1994) and Chief Financial Officer of Fidelity Brokerage Services, Inc. (1990-1993).
THOMAS J. SIMPSON (38), Assistant Treasurer (1996), is Assistant Treasurer of Fidelity's money market funds (1996) and municipal bond funds (1997) and an employee of FMR (1996). Prior to joining FMR, Mr. Simpson was Vice President and Fund Controller of Liberty Investment Services (1987-1995). The following table sets forth information describing the compensation of each Trustee of each fund for his or her services for the fiscal year ended February 28, 1997, or calendar year ended December 31, 1996, as applicable. COMPENSATION TABLE


Trustees                  Aggregate           Aggregate       Aggregate       Total
                          Compensation        Compensation    Compensation    Compensation
                          from                from            from            from the
                          California Money    California      California      Fund Complex*A
                          Market A,B          Insured A,C     Income A,D

J. Gary Burkhead **       $ 0                 $ 0             $ 0             $ 0

Ralph F. Cox              $ 265               $ 76            $ 173            137,700

Phyllis Burke Davis       $ 259               $ 74            $ 169            134,700

Richard J. Flynn***       $ 252               $ 74            $ 167            168,000

Edward C. Johnson 3d **   $ 0                 $ 0             $ 0              0

E. Bradley Jones          $ 259               $ 74            $ 169            134,700

Donald J. Kirk            $ 262               $ 75            $ 171            136,200

Peter S. Lynch **         $ 0                 $ 0             $ 0              0

William O. McCoy****      $ 149               $ 60            $ 137            85,333

Gerald C. McDonough       $ 278               $ 80            $ 181            136,200

Edward H. Malone***       $ 201               $ 59            $ 133            136,200

Marvin L. Mann            $ 260               $ 75            $ 170            134,700

Thomas R. Williams        $ 264               $ 76            $ 173            136,200


* Information is as of December 31, 1996 for 235 funds in the complex.
** Interested Trustees of the fund are compensated by FMR.
*** Richard J. Flynn and Edward H. Malone served on the Board of Trustees through December 31, 1996.
**** During the period from May 1, 1996 through December 31, 1996, William
O. McCoy served as a Member of the Advisory Board of each trust. Mr. McCoy was appointed to the Board of Trustees of Fidelity California Municipal Trust effective January 1, 1997. Mr. McCoy was elected to the Board of Trustees of Fidelity California Municipal Trust II on March 19, 1997.
A Compensation figures include cash, a pro rata portion of benefits accrued under the retirement program for the period ended December 30, 1996 and required to be deferred, and may include amounts deferred at the election of Trustees.
B The following amounts are required to be deferred by each non-interested Trustee, most of which is subject to vesting: Ralph F. Cox, $9, Phyllis Burke Davis, $9, Richard J. Flynn, $0, E. Bradley Jones, $9, Donald J. Kirk, $9, Gerald C. McDonough, $9, Edward H. Malone, $9, Marvin L. Mann, $9, and Thomas R. Williams, $9.
C The following amounts are required to be deferred by each non-interested Trustee, most of which is subject to vesting: Ralph F. Cox, $3, Phyllis Burke Davis, $3, Richard J. Flynn, $0, E. Bradley Jones, $3, Donald J. Kirk, $3, William O. McCoy, $0, Gerald C. McDonough, $3, Edward H. Malone, $3, Marvin L. Mann, $3, and Thomas R. Williams, $3.
D The following amounts are required to be deferred by each non-interested Trustee, most of which is subject to vesting: Ralph F. Cox, $6, Phyllis Burke Davis, $6, Richard J. Flynn, $0, E. Bradley Jones, $6, Donald J. Kirk, $6, William O. McCoy, $0, Gerald C. McDonough, $6, Edward H. Malone, $6, Marvin L. Mann, $6, and Thomas R. Williams, $6.
Under a retirement program adopted in July 1988 and modified in November 1995 and November 1996, each non-interested Trustee who retired before December 30, 1996 may receive payments from a Fidelity fund during his or her lifetime based on his or her basic trustee fees and length of service. The obligation of a fund to make such payments is neither secured nor funded. A Trustee became eligible to participate in the program at the end of the calendar year in which he or she reached age 72, provided that, at the time of retirement, he or she had served as a Fidelity fund Trustee for at least five years.
The non-interested Trustees may elect to defer receipt of all or a percentage of their annual fees in accordance with the terms of a Deferred Compensation Plan (the Plan). Under the Plan, compensation deferred by a Trustee is periodically adjusted as though an equivalent amount had been invested and reinvested in shares of one or more funds in the complex designated by such Trustee (designated securities). The amount paid to the Trustee under the Plan will be determined based upon the performance of such investments. Deferral of fees in accordance with the Plan will have a negligible effect on the fund's assets, liabilities, and net income per share, and will not obligate the funds to retain the services of any Trustee or to pay any particular level of compensation to the Trustee. The funds may invest in such designated securities under the Plan without shareholder approval.
As of December 30, 1996, the non-interested Trustees terminated the retirement program for Trustees who retire after such date. In connection with the termination of the retirement program, each existing non-interested Trustee received a credit to his or her Plan account equal to the present value of the estimated benefits that would have been payable under the retirement program. The amounts credited to the non-interested Trustees' Plan accounts are subject to vesting. The termination of the retirement program and related crediting of estimated benefits to the Trustees' Plan accounts did not result in a material cost to the funds.
As of February 28, 1997, the Trustees and officers of each fund owned, in the aggregate, less than 1% of each fund's total outstanding shares.
As of February 28, 1997, the following owned of record 5% or more of the outstanding shares of the funds: National Financial Services Corporation, Boston, MA (California Municipal Income) (8.19%); National Financial Services Corporation, Boston, MA, (California Insured Municipal Income) (10.38%).
MANAGEMENT CONTRACTS
Each fund employs FMR to furnish investment advisory and other services. Under its management contract with each fund, FMR acts as investment adviser and, subject to the supervision of the Board of Trustees, directs the investments of each fund in accordance with its investment objective, policies, and limitations. FMR also provides each fund with all necessary office facilities and personnel for servicing each fund's investments, compensates all officers of each fund and all Trustees who are "interested persons" of the trusts or of FMR, and all personnel of each fund or FMR performing services relating to research, statistical, and investment activities.
In addition, FMR or its affiliates, subject to the supervision of the Board of Trustees, provide the management and administrative services necessary for the operation of each fund. These services include providing facilities for maintaining each fund's organization; supervising relations with custodians, transfer and pricing agents, accountants, underwriters, and other persons dealing with each fund; preparing all general shareholder communications and conducting shareholder relations; maintaining each fund's records and the registration of each fund's shares under federal and state laws; developing management and shareholder services for each fund; and furnishing reports, evaluations, and analyses on a variety of subjects to the Trustees.
In addition to the management fee payable to FMR and the fees payable to UMB, each fund pays all of its expenses, without limitation, that are not assumed by those parties. Each fund pays for the typesetting, printing, and mailing of its proxy materials to shareholders, legal expenses, and the fees of the custodian, auditor and non-interested Trustees. Although each fund's current management contract provides that each fund will pay for typesetting, printing, and mailing prospectuses, statements of additional information, notices, and reports to shareholders, the trust, on behalf of each fund has entered into a revised transfer agent agreement with UMB, pursuant to which UMB bears the costs of providing these services to existing shareholders. Other expenses paid by each fund include interest, taxes, brokerage commissions, and each fund's proportionate share of insurance premiums and Investment Company Institute dues. Each fund is also liable for such non-recurring expenses as may arise, including costs of any litigation to which each fund may be a party, and any obligation it may have to indemnify its officers and Trustees with respect to litigation.
FMR is each fund's manager pursuant to management contracts dated April 1, 1997 for the money market fund and March 1, 1994 for the bond funds, which were approved by shareholders on March 19, 1997 and February 16, 1994, respectively.
For the services of FMR under the contract, each fund pays FMR a monthly management fee composed of the sum of two elements: a group fee rate and an individual fund fee rate.
BOND FUNDS. The group fee rate is based on the monthly average net assets of all of the registered investment companies with which FMR has management contracts and is calculated on a cumulative basis pursuant to the graduated fee rate schedule shown below on the left. The schedule below on the right shows the effective annual group fee rate at various asset levels, which is the result of cumulatively applying the annualized rates on the left. For example, the effective annual fee rate at $472 billion of group net assets
- the approximate level for February 1997 - was .1414%, which is the weighted average of the respective fee rates for each level of group net assets up to $472 billion.
GROUP FEE RATE SCHEDULE   EFFECTIVE ANNUAL FEE RATES

Average Group     Annualized   Group Net        Effective Annual
Assets            Rate         Assets           Fee Rate

 0 - $3 billion   .3700%        $ 0.5 billion   .3700%

 3 - 6            .3400          25             .2664

 6 - 9            .3100          50             .2188

 9 - 12           .2800          75             .1986

 12 - 15          .2500          100            .1869

 15 - 18          .2200          125            .1793

 18 - 21          .2000          150            .1736

 21 - 24          .1900          175            .1695

 24 - 30          .1800          200            .1658

 30 - 36          .1750          225            .1629

 36 - 42          .1700          250            .1604

 42 - 48          .1650          275            .1583

 48 - 66          .1600          300            .1565

 66 - 84          .1550          325            .1548

 84 - 120         .1500          350            .1533

 120 - 174        .1450          400            .1507

 174 - 228        .1400

 228 - 282        .1375

 282 - 336        .1350

 Over 336         .1325

Prior to March 1, 1994, the group fee rate is based on a schedule with breakpoints ending at .1500% for average group assets in excess of $84 billion. The group fee rate breakpoints shown above for average group assets in excess of $120 billion and under $228 billion were voluntarily adopted by FMR on January 1, 1992. The additional breakpoints shown above for average group assets in excess of $228 billion were voluntarily adopted by FMR on November 1, 1993. Each fund's current management contract reflects these extensions of the group fee rate schedule.
On August 1, 1994, FMR voluntarily revised the prior extensions to the group fee rate schedule, and added new breakpoints for average group assets in excess of $156 billion and under $372 billion as shown in the schedule below. The revised group fee rate schedule was identical to the above schedule for average group assets under $156 billion.
On January 1, 1996, FMR voluntarily added new breakpoints to the revised schedule for average group assets in excess of $372 billion, pending shareholder approval of a new management contract reflecting the revised schedule and additional breakpoints. The revised group fee rate schedule and its extensions provide for lower management fee rates as FMR's assets under management increase. For average group assets in excess of $156 billion, the revised group fee rate schedule with additional breakpoints voluntarily adopted by FMR is as follows:
GROUP FEE RATE SCHEDULE   EFFECTIVE ANNUAL FEE RATES

Average Group         Annualized   Group Net        Effective Annual
Assets                Rate         Assets           Fee Rate

 120 - $156 billion   .1450%        $ 150 billion   .1736%

 156 - 192            .1400          175            .1690

 192 - 228            .1350          200            .1652

 228 - 264            .1300          225            .1618

 264 - 300            .1275          250            .1587

 300 - 336            .1250          275            .1560

 336 - 372            .1225          300            .1536

 372 - 408            .1200          325            .1514

 408 - 444            .1175          350            .1494

 444 - 480            .1150          375            .1476

 480 - 516            .1125          400            .1459

 Over 516             .1100          425            .1443

                                     450            .1427

                                     475            .1413

                                     500            .1399

                                     525            .1385

                                     550            .1372

MONEY MARKET FUND The group fee rate is based on the monthly average net assets of all of the registered investment companies with which FMR has management contracts and is calculated on a cumulative basis pursuant to the graduated fee rate schedule shown below on the left. The schedule below on the right shows the effective annual group fee rate at various asset levels, which is the result of cumulatively applying the annualized rates on the left. For example, the effective annual fee rate at $472 billion of group net assets -- the approximate level for February 1997 -- was .1414%, which is the weighted average of the respective fee rates for each level of group net assets up to $472 billion.
GROUP FEE RATE SCHEDULE   EFFECTIVE ANNUAL FEE RATES

Average Group     Annualized   Group Net        Effective Annual
Assets            Rate         Assets           Fee Rate

 0 - $3 billion   .3700%        $ 0.5 billion   .3700%

 3 - 6            .3400          25             .2664

 6 - 9            .3100          50             .2188

 9 - 12           .2800          75             .1986

 12 - 15          .2500          100            .1869

 15 - 18          .2200          125            .1793

 18 - 21          .2000          150            .1736

 21 - 24          .1900          175            .1695

 24 - 30          .1800          200            .1658

 30 - 36          .1750          225            .1629

 36 - 42          .1700          250            .1604

 42 - 48          .1650          275            .1583

 48 - 66          .1600          300            .1565

 66 - 84          .1550          325            .1548

 84 - 120         .1500          350            .1533

 120 - 174        .1450          400            .1507

 174 - 228        .1400

 228 - 282        .1375

 282 - 336        .1350

 Over 336         .1325

Prior to March 19, 1997, the group fee rate is based on a schedule with breakpoints ending at .1500% for average group assets in excess of $84 billion. The group fee rate breakpoints shown above for average group assets in excess of $120 billion and under $228 billion were voluntarily adopted by FMR on January 1, 1992. The additional breakpoints shown above for average group assets in excess of $228 billion were voluntarily adopted by FMR on November 1, 1993.
On August 1, 1994, FMR voluntarily revised the prior extensions to the group fee rate schedule, and added new breakpoints for average group assets in excess of $156 billion and under $372 billion as shown in the schedule below. The revised group fee rate schedule was identical to the above schedule for average group assets under $156 billion.
On January 1, 1996, FMR voluntarily added new breakpoints to the revised schedule for average group assets in excess of $372 billion. The revised group fee rate schedule and its extensions provide for lower management fee rates as FMR's assets under management increase. The money market fund's current management contract reflects the group fee rate schedule above for average group assets under $156 billion and the group fee rate schedule below for average group assets in excess of $156 billion.
GROUP FEE RATE SCHEDULE   EFFECTIVE ANNUAL FEE RATES

Average Group         Annualized   Group Net        Effective Annual
Assets                Rate         Assets           Fee Rate

 120 - $156 billion   .1450%        $ 150 billion   .1736%

 156 - 192            .1400          175            .1690

 192 - 228            .1350          200            .1652

 228 - 264            .1300          225            .1618

 264 - 300            .1275          250            .1587

 300 - 336            .1250          275            .1560

 336 - 372            .1225          300            .1536

 372 - 408            .1200          325            .1514

 408 - 444            .1175          350            .1494

 444 - 480            .1150          375            .1476

 480 - 516            .1125          400            .1459

 Over 516             .1100          425            .1443

                                     450            .1427

                                     475            .1413

                                     500            .1399

                                     525            .1385

                                     550            .1372

The individual fund fee rate is .25%. Based on the average group net assets of the funds advised by FMR for February 1997, the annual management fee rate would be calculated as follows:

      Group Fee Rate         Individual Fund Fee Rate         Management Fee Rate

      .1414%           +     .25%                       =     .3914%


One-twelfth of this annual management fee rate is applied to each fund's net assets averaged for the most recent month, giving a dollar amount, which is the fee for that month.
The table below shows the management fees paid to FMR by each fund for the last three fiscal years:
                          CA Money Market   Management Fees as a
Years Ended February 28   Management Fees   % of Average Net Assets

1997                      $2,929,149        .39%

1996                      $2,925,181        .40%

1995                      $2,723,476        .41%

                          CA Insured        Management Fees as a
Years Ended February 28   Management Fees   % of Average Net Assets

1997                      $827,688          .39%

1996                      $867,946          .40%

1995                      $940,793          .41%

                          CA Income         Management Fees as a
Years Ended February 28   Management Fees   % of Average Net Assets

1997                      $1,897,759        .39%

1996                      $1,959,028        .40%

1995                      $2,030,213        .41%

FMR may, from time to time, voluntarily reimburse all or a portion of each fund's operating expenses (exclusive of interest, taxes, brokerage commissions, and extraordinary expenses). FMR retains the ability to be repaid for these expense reimbursements in the amount that expenses fall below the limit prior to the end of the fiscal year. Expense reimbursements by FMR will increase each fund's total returns and repayment of the reimbursement by each fund will lower its total returns and yield. SUB-ADVISER. On behalf of the money market fund, FMR has entered into a sub-advisory agreement with FMR Texas pursuant to which FMR Texas has primary responsibility for providing portfolio investment management services to the fund.
Under the sub-advisory agreement, dated December 30, 1991, which was approved by shareholders on October 23, 1991, FMR pays FMR Texas fees equal to 50% of the management fee payable to FMR under its management contract with the fund. The fees paid to FMR Texas are not reduced by any voluntary or mandatory expense reimbursements that may be in effect from time to time. On behalf of California Money Market, for the fiscal years ended February 1997, 1996, and 1995, FMR paid FMR Texas fees of $1,464,575, $1,462,591 and $1,361,738, respectively.
DISTRIBUTION AND SERVICE PLANS
The Trustees have approved Distribution and Service Plans on behalf of the funds (the Plans) pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the Rule). The Rule provides in substance that a mutual fund may not engage directly or indirectly in financing any activity that is primarily intended to result in the sale of shares of a fund except pursuant to a plan approved on behalf of the fund under the Rule. The Plans, as approved by the Trustees, allow the funds and FMR to incur certain expenses that might be considered to constitute indirect payment by the funds of distribution expenses.
Under each Plan, if the payment of management fees by the funds to FMR is deemed to be indirect financing by the funds of the distribution of their shares, such payment is authorized by the Plans. Each Plan also specifically recognizes that FMR, either directly or through FDC, may use its management fee revenue, past profits, or other resources, without limitation, to pay promotional and administrative expenses in connection with the offer and sale of shares of each fund. In addition, each Plan provides that FMR may use its resources, including its management fee revenues, to make payments to third parties that assist in selling shares of each fund, or to third parties, including banks, that render shareholder support services.
Currently, the Board of Trustees has not authorized such payments.
Prior to approving each Plan, the Trustees carefully considered all pertinent factors relating to the implementation of the Plan, and have determined that there is a reasonable likelihood that the Plan will benefit the fund and its shareholders. In particular, the Trustees noted that the Plans do not authorize payments by a fund other than those made to FMR under its management contract with the fund. To the extent that each Plan gives FMR and FDC greater flexibility in connection with the distribution of shares of each fund, additional sales of fund shares may result. Furthermore, certain shareholder support services may be provided more effectively under the Plans by local entities with whom shareholders have other relationships.
California Insured's and California Income's Plans were approved by shareholders on November 18, 1987. California Money Market's Plan was approved by shareholders, in connection with a reorganization transaction on December 30, 1991, pursuant to an Agreement and Plan of Conversion.
The Glass-Steagall Act generally prohibits federally and state chartered or supervised banks from engaging in the business of underwriting, selling, or distributing securities. Although the scope of this prohibition under the Glass-Steagall Act has not been clearly defined by the courts or appropriate regulatory agencies, FDC believes that the Glass-Steagall Act should not preclude a bank from performing shareholder support services, or servicing and recordkeeping functions. FDC intends to engage banks only to perform such functions. However, changes in federal or state statutes and regulations pertaining to the permissible activities of banks and their affiliates or subsidiaries, as well as further judicial or administrative decisions or interpretations, could prevent a bank from continuing to perform all or a part of the contemplated services. If a bank were prohibited from so acting, the Trustees would consider what actions, if any, would be necessary to continue to provide efficient and effective shareholder services. In such event, changes in the operation of the funds might occur, including possible termination of any automatic investment or redemption or other services then provided by the bank. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these occurrences. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein, and banks and financial institutions may be required to register as dealers pursuant to state law.
Each fund may execute portfolio transactions with, and purchase securities issued by, depository institutions that receive payments under the Plans. No preference for the instruments of such depository institutions will be shown in the selection of investments.
CONTRACTS WITH FMR AFFILIATES
UMB Bank, n.a. (UMB) is each fund's custodian and transfer agent. UMB has entered into sub-contracts with FSC, an affiliate of FMR, under the terms of which FSC performs the processing activities associated with providing transfer agent and shareholder servicing functions for each fund. Under the sub-contracts, FSC bears the expense of typesetting, printing, and mailing prospectuses, statements of additional information, and all other reports, notices, and statements to shareholders, with the exception of proxy statements. FSC also pays all out-of-pocket expenses associated with transfer agent services.
Under this arrangement, FSC receives an annual account fee and an asset-based fee each based on account size and fund type for each retail account and certain institutional accounts. With respect to certain institutional retirement accounts, FSC receives an annual account fee and an asset-based fee based on account type or fund type. These annual account fees are subject to increase based on postal rate changes. FSC also collects small account fees from certain accounts with balances of less than $2,500.
UMB has an additional sub-contract with FSC, pursuant to which FSC performs the calculations necessary to determine each fund's NAV and dividends and maintains each fund's accounting records. The annual fee rates for these pricing and bookkeeping services are based on each fund's average net assets, and are presented in the table below.
      Pricing and Bookkeeping Annual Fee Rates


                               First $0 - $500   Greater Than   Minimum    Maximum
                               Million           $500 Million   Per Year   Per Year

California Money Market Fund    .0175%            .0075%        $ 40,000   $ 800,000

California Insured              .0400%            .0200%         60,000     800,000

California Income               .0400%            .0200%         60,000     800,000


Pricing and bookkeeping fees, including reimbursement for out-of-pocket expenses, paid to FSC for the fiscal years ended February 1997, 1996, and 1995 are indicated in the table below.
      Pricing and Bookkeeping Fees

                          1997        1996        1995

California Money Market   $ 127,726   $ 128,347   $ 117,152

California Insured        $ 92,472    $ 92,930    $ 101,423

California Income         $ 205,336   $ 210,213   $ 214,470

The pricing and bookkeeping fees described above are paid to FSC by UMB, which is entitled to reimbursement from the funds for these expenses.
FSC has entered into an agreement with Fidelity Brokerage Services, Inc.
(FBSI), a subsidiary of FMR Corp., pursuant to which FBSI performs certain recordkeeping, communication, and other services for money market fund shareholders participating in the Fidelity Ultra Service Account program. FBSI directly charges a monthly administrative fee to each Ultra Service Account client who chooses certain additional features. This fee is in addition to the transfer agency fee received by FSC. Administrative fees paid to FBSI by money market fund shareholders participating in the Fidelity Ultra Service Account program amounted to $118,761 for the fiscal year ended February 28, 1997.
Each fund has a distribution agreement with FDC, a Massachusetts corporation organized on July 18, 1960. FDC is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The distribution agreement calls for FDC to use all reasonable efforts, consistent with its other business, to secure purchasers for shares of each fund, which are continuously offered at net asset value. Promotional and administrative expenses in connection with the offer and sale of shares are paid by FMR.
DESCRIPTION OF THE TRUSTS
TRUSTS' ORGANIZATION. Fidelity California Municipal Income Fund and Fidelity California Insured Municipal Income Fund are funds (series) of Fidelity California Municipal Trust (the Massachusetts trust), an open-end management investment company organized as a Massachusetts business trust on April 28, 1983. On February 27, 1984, the trust's name was changed from Fidelity California Tax-Exempt Money Market Trust to Fidelity California Tax-Free Fund and on November 1, 1989 its name was changed to Fidelity California Municipal Trust. Currently, there are four funds of the Massachusetts trust: Fidelity California Insured Municipal Income Fund, Fidelity California Municipal Income Fund, Spartan California Intermediate Municipal Income Fund, and Spartan California Municipal Income Fund. The Massachusetts trust's Declaration of Trust permits the Trustees to create additional funds.
Fidelity California Municipal Money Market Fund is a fund (series) of Fidelity California Municipal Trust II (the Delaware trust), an open-end management investment company organized as a Delaware business trust on June 20, 1991. Currently, there are two funds of the Delaware trust:
Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund. Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund entered into an agreement to acquire all of the assets of Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund, respectively, series of the Fidelity California Municipal Trust, on December 30, 1991 and April 18, 1994, respectively. The Delaware trust's Trust Instrument permits the Trustees to create additional funds.
In the event that FMR ceases to be investment adviser to a trust or any of its funds, the right of the trust or the fund to use the identifying names "Fidelity" may be withdrawn. There is a remote possibility that one fund might become liable for ant misstatement in its prospectus or statement of additional information about another fund.
The assets of each trust received for the issue or sale of shares of each of its funds and all income, earnings, profits, and proceeds thereof, subject only to the rights of creditors, are especially allocated to such fund, and constitute the underlying assets of such fund. The underlying assets of each fund are segregated on the books of account, and are to be charged with the liabilities with respect to such fund and with a share of the general expenses of their respective trusts. Expenses with respect to the trusts are to be allocated in proportion to the asset value of their respective funds, except where allocations of direct expense can otherwise be fairly made. The officers of the trusts, subject to the general supervision of the Boards of Trustees, have the power to determine which expenses are allocable to a given fund, or which are general or allocable to all of the funds of a certain trust. In the event of the dissolution or liquidation of a trust, shareholders of each fund of that trust are entitled to receive as a class the underlying assets of such fund available for distribution.
SHAREHOLDER AND TRUSTEE LIABILITY - MASSACHUSETTS TRUST. The Massachusetts trust is an entity of the type commonly known as "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable for the obligations of the trust. The Declaration of Trust provides that the Massachusetts trust shall not have any claim against shareholders except for the payment of the purchase price of shares and requires that each agreement, obligation, or instrument entered into or executed by the Massachusetts trust or its Trustees shall include a provision limiting the obligations created thereby to the Massachusetts trust and its assets. The Declaration of Trust provides for indemnification out of each fund's property of any shareholders held personally liable for the obligations of the fund. The Declaration of Trust also provides that each fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the fund itself would be unable to meet its obligations. FMR believes that, in view of the above, the risk of personal liability to shareholders is remote.
The Declaration of Trust further provides that the Trustees, if they have exercised reasonable care, will not be liable for any neglect or wrongdoing, but nothing in the Declaration of Trust protects Trustees against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
SHAREHOLDER AND TRUSTEE LIABILITY - DELAWARE TRUST. The Delaware trust is a business trust organized under Delaware law. Delaware law provides that shareholders shall be entitled to the same limitations of personal liability extended to stockholders of private corporations for profit. The courts of some states, however, may decline to apply Delaware law on this point. The Trust Instrument contains an express disclaimer of shareholder liability for the debts, liabilities, obligations, and expenses of the Delaware trust and requires that a disclaimer be given in each contract entered into or executed by the Delaware trust or its Trustees. The Trust Instrument provides for indemnification out of each fund's property of any shareholder or former shareholder held personally liable for the obligations of the fund. The Trust Instrument also provides that each fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which Delaware law does not apply, no contractual limitation of liability was in effect, and the fund is unable to meet its obligations. FMR believes that, in view of the above, the risk of personal liability to shareholders is extremely remote.
The Trust Instrument further provides that the Trustees shall not be personally liable to any person other than the Delaware trust or its shareholders; moreover, the Trustees shall not be liable for any conduct whatsoever, provided that Trustees are not protected against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
VOTING RIGHTS - BOTH TRUSTS. Each fund's capital consists of shares of beneficial interest. As a shareholder, you receive one vote for each dollar value of net asset value you own. The shares have no preemptive or conversion rights; voting and dividend rights, the right of redemption, and the privilege of exchange are described in the Prospectus. Shares are fully paid and nonassessable, except as set forth under the respective "Shareholder and Trustee Liability" headings above. Shareholders representing 10% or more of a trust or one of its funds may, as set forth in the Declaration of Trust or Trust Instrument, call meetings of the trust or fund for any purpose related to the trust or fund, as the case may be, including, in the case of a meeting of an entire trust, the purpose on voting on removal of one or more Trustees.
A trust or any fund may be terminated upon the sale of its assets to (or, in the case of the Delaware trust and its funds, merger with) another open-end management investment company or series thereof, or upon liquidation and distribution of its assets. Generally such terminations must be approved by vote of the holders of a majority of the trust or the fund, as determined by the current value of each shareholder's investment in the fund or trust; however, the Trustees of the Delaware trust may, without prior shareholder approval, change the form of the organization of the Delaware trust by merger, consolidation, or incorporation. If not so terminated or reorganized, the trusts and their funds will continue indefinitely.
Under the Trust Instrument, the Trustees may, without shareholder vote, cause the Delaware trust to merge or consolidate into one or more trusts, partnerships, or corporations, so long as the surviving entity is an open-end management investment company that will succeed to or assume the Delaware trust registration statement, or cause the Delaware trust to be incorporated under Delaware law. Each fund of the Massachusetts trust may also invest all of its assets in another investment company.
CUSTODIAN. UMB Bank, n.a., 1010 Grand Avenue, Kansas City, Missouri, is custodian of the assets of the funds. The custodian is responsible for the safekeeping of a fund's assets and the appointment of any subcustodian banks and clearing agencies. The custodian takes no part in determining the investment policies of a fund or in deciding which securities are purchased or sold by a fund. However, a fund may invest in obligations of the custodian and may purchase securities from or sell securities to the custodian.
FMR, its officers and directors, its affiliated companies, and the Board of Trustees may, from time to time, conduct transactions with various banks, including banks serving as custodians for certain funds advised by FMR. Transactions that have occurred to date include mortgages and personal and general business loans. In the judgment of FMR, the terms and conditions of those transactions were not influenced by existing or potential custodial or other fund relationships.
AUDITOR. Price Waterhouse LLP, 160 Federal Street, Boston, Massachusetts serves as the trusts' independent accountant. The auditor examines financial statements for the funds and provides other audit, tax, and related services.
FINANCIAL STATEMENTS
Each fund's financial statements and financial highlights for the fiscal year ended February 28, 1997 and reports of the auditors are included in the funds' Annual Report, which is a separate report supplied with this SAI. The funds' financial statements, including the financial highlights and reports of the auditors are incorporated herein by reference. For a free additional copy of the funds' Annual Report, contact Fidelity at 1-800-544-8888.
APPENDIX
DOLLAR-WEIGHTED AVERAGE MATURITY is derived by multiplying the value of each investment by the time remaining to its maturity, adding these calculations, and then dividing the total by the value of the fund's portfolio. An obligation's maturity is typically determined on a stated final maturity basis, although there are some exceptions to this rule.
For example, if it is probable that the issuer of an instrument will take advantage of a maturity-shortening device, such as a call, refunding, or redemption provision, the date on which the instrument will probably be called, refunded, or redeemed may be considered to be its maturity date. When a municipal bond issuer has committed to call an issue of bonds and has established an independent escrow account that is sufficient to, and is pledged to, refund that issue, the number of days to maturity for the prerefunded bond is considered to be the number of days to the announced call date of the bonds.
The descriptions that follow are examples of eligible ratings for the funds. A fund may, however, consider the ratings for other types of investments and the ratings assigned by other rating organizations when determining the eligibility of a particular investment.
DESCRIPTION OF MOODY'S INVESTORS SERVICE RATINGS OF MUNICIPAL OBLIGATIONS:
Moody's ratings for short-term municipal obligations will be designated Moody's Investment Grade ("MIG"). A two-component rating is assigned to variable rate demand obligations. The first component represents an evaluation of the degree of risk associated with scheduled principal repayment and interest payments and is designated by a long-term rating, e.g., "Aaa" or "A." The second component represents an evaluation of the degree of risk associated with the demand feature and is designated "VMIG." MIG-1/VMIG-1 - This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support, or demonstrated broad-based access to the market for refinancing.
MIG-2/VMIG-2 - This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.
DESCRIPTION OF MOODY'S INVESTORS SERVICE RATINGS OF MUNICIPAL OBLIGATIONS Moody's ratings for long-term municipal obligations fall within nine categories. They range from Aaa (highest quality) to C (lowest quality). Those bonds within the Aa through B categories that Moody's believes possess the strongest credit attributes within those categories are designated by the symbol "1."
AAA - Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
AA - Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than the Aaa securities.
A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.
BAA - Bonds that are rated Baa are considered as medium-grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
BA - Bonds that are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.
B - Bonds that are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small. DESCRIPTION OF STANDARD & POOR'S RATINGS OF MUNICIPAL NOTES:
Municipal notes maturing in three years or less will likely receive a "note" rating symbol. Notes that have a put option or demand feature are assigned a dual rating. The first rating addresses the likelihood of repayment of principal and payment of interest due and for short-term obligations is designated by a note rating symbol. The second rating addresses only the demand feature, and is designated by a commercial paper rating symbol, e.g., "A-1" or "A-2."
SP-1 - Strong capacity to pay principal and interest. Issues determined to possess very strong characteristics are given a plus (+) designation.
SP-2 - Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.
DESCRIPTION OF STANDARD & POOR'S RATINGS OF MUNICIPAL DEBT
Municipal debt issues may be designated by Standard & Poor's as either investment grade ("AAA" through "BBB") or speculative grade ("BB" through "D"). While speculative grade debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions. Ratings from AA through CCC may be modified by the addition of a plus sign (+) or minus sign (-) to show relative standing within the major rating categories.
AAA - Debt rated AAA has the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.
AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.
A - Debt rated A has a strong capacity to pay interest and repay principal, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.
BBB - Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher-rated categories.
BB - Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating.
B - Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.
Please read this prospectus before investing, and keep it on file for future reference. It contains important information, including how each fund invests and the services available to shareholders.
To learn more about each fund and its investments, you can obtain a copy of each fund's most recent financial report and portfolio listing, or a copy of the Statement of Additional Information (SAI) dated April 19, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is available along with other related materials on the SEC's Internet Web site (http://www.sec.gov). The SAI is incorporated herein by reference (legally forms a part of the prospectus). For a free copy of either document, call Fidelity at 1-800-544-8888.
Investments in the money market fund are neither insured nor guaranteed by the U.S. Government, and there can be no assurance that the fund will maintain a stable $1.00 share price.
THE MONEY MARKET FUND MAY INVEST A SIGNIFICANT PERCENTAGE OF ITS ASSETS IN THE SECURITIES OF A SINGLE ISSUER AND THEREFORE MAY BE RISKIER THAN OTHER TYPES OF MONEY MARKET FUNDS.
Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the FDIC, Federal Reserve Board, or any other agency, and are subject to investment risks, including possible loss of principal amount invested.

LIKE ALL MUTUAL
FUNDS, THESE
SECURITIES HAVE NOT
BEEN APPROVED OR
DISAPPROVED BY THE
SECURITIES AND
EXCHANGE
COMMISSION OR ANY
STATE SECURITIES
COMMISSION, NOR HAS
THE SECURITIES AND
EXCHANGE
COMMISSION OR ANY
STATE SECURITIES
COMMISSION PASSED
UPON THE ACCURACY
OR ADEQUACY OF THIS
PROSPECTUS. ANY
REPRESENTATION TO
THE CONTRARY IS A
CRIMINAL OFFENSE.
SCR-pro-0497
Each of these funds seeks a high level of current income free from federal income tax and California state personal income tax. The funds have different strategies, however, and carry varying degrees of risk and yield potential.
SPARTAN CALIFORNIA
MUNICIPAL MONEY
MARKET FUND
(fund number 457, trading symbol FSPXX)
SPARTAN CALIFORNIA
INTERMEDIATE MUNICIPAL INCOME FUND
(fund number 432, trading symbol FSCMX)
SPARTAN CALIFORNIA
MUNICIPAL INCOME FUND
(fund number 456, trading symbol FSCAX)

SPARTAN(registered trademark)
CALIFORNIA
MUNICIPAL
FUNDS
PROSPECTUS
APRIL 19, 1997(FIDELITY_LOGO_GRAPHIC) 82 DEVONSHIRE STREET, BOSTON, MA
02109
CONTENTS


KEY FACTS                   THE FUNDS AT A GLANCE

                            WHO MAY WANT TO INVEST

                            EXPENSES Each fund's yearly
                            operating expenses.

                            FINANCIAL HIGHLIGHTS A summary
                            of each fund's financial data.

                            PERFORMANCE How each fund has
                            done over time.

THE FUNDS IN DETAIL         CHARTER How each fund is
                            organized.

                            INVESTMENT PRINCIPLES AND RISKS
                            Each fund's overall approach to
                            investing.

                            BREAKDOWN OF EXPENSES How
                            operating costs are calculated and
                            what they include.

YOUR ACCOUNT                DOING BUSINESS WITH FIDELITY

                            TYPES OF ACCOUNTS Different
                            ways to set up your account.

                            HOW TO BUY SHARES Opening an
                            account and making additional
                            investments.

                            HOW TO SELL SHARES Taking money
                            out and closing your account.

                            INVESTOR SERVICES Services to
                            help you manage your account.

SHAREHOLDER AND             DIVIDENDS, CAPITAL GAINS,
ACCOUNT POLICIES            AND TAXES

                            TRANSACTION DETAILS Share price
                            calculations and the timing of
                            purchases and redemptions.

                            EXCHANGE RESTRICTIONS

   KEY FACTS


THE FUNDS AT A GLANCE
MANAGEMENT: Fidelity Management & Research Company (FMR) is the management arm of Fidelity Investments, which was established in 1946 and is now America's largest mutual fund manager. FMR Texas, Inc. (FMR Texas), a subsidiary of FMR, chooses investments for Spartan California Money Market. As with any mutual fund, there is no assurance that a fund will achieve its goal.
SPARTAN CA MONEY MARKET
GOAL: High current tax-free income for California residents while maintaining a stable $1.00 share price.
STRATEGY: Invests in high-quality, short-term municipal money market securities whose interest is free from federal income tax and California personal income tax.
SIZE: As of February 28, 1997, the fund had over $1.3 billion in assets. SPARTAN CA INTERMEDIATE
GOAL: High current tax-free income for California residents.
STRATEGY: Invests mainly in investment-grade municipal securities whose interest is free from federal income tax and California personal income tax, while maintaining an average maturity of three to 10 years.
SIZE: As of February 28, 1997, the fund had over $74 million in assets. SPARTAN CA INCOME
GOAL: High current tax-free income for California residents.
STRATEGY: Invests mainly in long-term, investment-grade municipal securities whose interest is free from federal income tax and California personal income tax.
SIZE: As of February 28, 1997, the fund had over $401 million in assets. WHO MAY WANT TO INVEST
The Board of Trustees of Fidelity California Municipal Trust has unanimously approved an Agreement and Plan of Reorganization ("Agreement") between Spartan California Intermediate Municipal Income Fund, Spartan California Municipal Income Fund and Fidelity California Municipal Income Fund, a fund of Fidelity California Municipal Trust. The Agreement will be presented to Spartan California Intermediate Municipal Income Fund and Spartan California Municipal Income Fund shareholders for their vote of approval or disapproval at a special meeting to be held on August 4, 1997. If the proposal is approved by a majority of the funds' shareholders and certain conditions required by the Agreement are satisfied, the reorganization is expected to become effective on or about August 14, 1997 for Spartan California Municipal Income Fund and on or about August 21, 1997 for Spartan California Intermediate Municipal Income Fund.
Effective the close of business on February 28, 1997, Spartan California Intermediate and Spartan California Income were closed to new accounts pending the Reorganizations. Only shareholders of the funds on or prior to that date, including participants in an employee benefit plan which offered the funds on or prior to that date (except participants in an employee benefit plan for which an affiliate of FMR maintains the accounts at the participant level other than pursuant to a recordkeeping agreement), can continue to purchase shares of the funds.
These non-diversified funds may be appropriate for investors in higher tax brackets who seek high current income that is free from federal and California income taxes. Each fund's level of risk and potential reward, depend on the quality and maturity of its investments. Spartan California Money Market is managed to keep its share price stable at $1.00. Spartan California Intermediate and Spartan California Income with their broader range of investments, have the potential for higher yields, but also carry a higher degree of risk. You should consider your investment objective and tolerance for risk when making an investment decision.
The value of the funds' investments and the income they generate will vary from day to day, and generally reflect interest rates, market conditions, and other federal and state political and economic news. When you sell your shares of Spartan California Intermediate or Spartan California Income, they may be worth more or less than what you paid for them. By themselves, these funds do not constitute a balanced investment plan.
Non-diversified funds may invest a greater portion of their assets in securities of individual issuers than diversified funds. As a result, changes in the market value of a single issuer could cause greater fluctuations in share value than would occur in a more diversified fund.

THE SPECTRUM OF
FIDELITY FUNDS
Broad categories of Fidelity
funds are presented here in
order of ascending risk.
Generally, investors seeking
to maximize return must
assume greater risk. The
funds in this prospectus are
in the INCOME category,
except for Spartan California
Money Market, which is in the
MONEY MARKET category.
(right arrow) MONEY MARKET Seeks
income and stability by
investing in high-quality,
short-term investments.
(right arrow) INCOME Seeks income by
investing in bonds.
(solid bullet) GROWTH AND INCOME
Seeks long-term growth and
income by investing in stocks
and bonds.
(solid bullet) GROWTH Seeks long-term
growth by investing mainly in
stocks.
(checkmark)
EXPENSES
SHAREHOLDER TRANSACTION EXPENSES are charges you may pay when you buy, sell, or exchange shares of a fund. In addition, you may be charged an annual account maintenance fee if your account balance falls below $2,500. See "Transaction Details," page , for an explanation of how and when these charges apply.
Maximum sales charge on purchases           None
and reinvested distributions

Deferred sales charge on redemptions        None

Redemption fee (as a % of amount redeemed on shares held less than 180 days days)

for Spartan CA Money Market                 None

for Spartan CA Intermediate                 None

for Spartan CA Income                       0.50
                                            %

Exchange and wire transaction fees          $5.00
(for Spartan CA Money Market only)

Checkwriting fee, per check written         $2.00
(for Spartan CA Money Market only)

Account closeout fee                        $5.00
(for Spartan CA Money Market only)

Annual account maintenance fee              $12.0
(for accounts under $2,500)                 0

THESE FEES ARE WAIVED (except for the redemption fee) if your Spartan California Money Market account balance at the time of the transaction is $50,000 or more.
ANNUAL FUND OPERATING EXPENSES are paid out of each fund's assets. Each fund pays a management fee to FMR. Expenses are factored into each fund's share price or dividends and are not charged directly to shareholder accounts (see page ).
The following figures are based on historical expenses, adjusted to reflect current fees, and are calculated as a percentage of average net assets. FMR has entered into arrangements on behalf of each fund with the fund's custodian and transfer agent whereby interest earned on uninvested cash balances is used to reduce fund expenses. Including these reductions, the total operating expenses presented in the table would have been 0.34% for Spartan California Money Market, 0.54% for Spartan California Intermediate and 0.54% for Spartan California Income.
SPARTAN CA MONEY MARKET
Management fee (after reimbursement)   0.35
                                       %

12b-1 fee                              None

Other expenses                         0.00
                                       %

Total fund operating expenses          0.35
                                       %

SPARTAN CA INTERMEDIATE
Management fee                  0.55
                                %

12b-1 fee                       None

Other expenses                  0.00
                                %

Total fund operating expenses   0.55
                                %

SPARTAN CA INCOME
Management fee                  0.55
                                %

12b-1 fee                       None

Other expenses                  0.00
                                %

Total fund operating expenses   0.55
                                %

EXAMPLES: Let's say, hypothetically, that each fund's annual return is 5% and that its operating expenses are exactly as just described. For every $1,000 you invested, here's how much you would pay in total expenses after the number of years indicated. For Spartan California Money Market assume that you leave your account open, and then close your account at the end of the period.
SPARTAN CA MONEY MARKET
                  Account    Account
                  open       closed

After 1 year     $ 4          $ 9

After 3 years    $ 11         $ 16

After 5 years    $ 20         $ 25

After 10 years   $ 44         $ 49

SPARTAN CA INTERMEDIATE


After 1 year     $ 6

After 3 years    $ 18

After 5 years    $ 31

After 10 years   $ 69

SPARTAN CA INCOME


After 1 year     $ 6

After 3 years    $ 18

After 5 years    $ 31

After 10 years   $ 69

These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs or returns, all of which may vary.
FMR has voluntarily agreed to reimburse Spartan California Money Market to the extent that total operating expenses exceed 0.35% of its average net assets. If this agreement were not in effect, the management fee, other expenses, and total operating expenses would have been 0.50%, 0.00%, and 0.50%, respectively. Expenses eligible for reimbursement do not include interest, taxes, brokerage commissions, or extraordinary expenses. FINANCIAL HIGHLIGHTS
The financial highlights tables that follow have been audited by Price Waterhouse LLP, independent accountants. The funds' financial highlights, financial statements, and reports of the auditor are included in the funds' Annual Report, and are incorporated by reference into (are legally a part of) the funds' SAI. Contact Fidelity for a free copy of the Annual Report or the SAI.
SPARTAN CALIFORNIA MUNICIPAL MONEY MARKET FUND

Selected Per-Share Data
and Ratios

Years ended                1997      1996F     1995      1994      1993E     1992D     1991D     1990C
February 28

Net asset value,           $ 1.000   $ 1.000   $ 1.000   $ 1.000   $ 1.000   $ 1.000   $ 1.000   $ 1.000
beginning
of period

Income from                 .031      .035      .030      .024      .022      .041      .054      .025
Investment
Operations
 Net interest
income

Less Distributions          (.031)    .035      (.030)    (.024)    (.022)    (.041)    (.054)    (.025)
 From net interest
income

Net asset value,           $ 1.000   $ 1.000   $ 1.000   $ 1.000   $ 1.000   $ 1.000   $ 1.000   $ 1.000
end of period

Total returnB               3.18%     3.60%     3.00%     2.45%     2.24%     4.15%     5.52%     2.54%

Net assets, end of         $ 1,344   $ 1,307   $ 1,163   $ 1,065   $ 856     $ 918     $ 764     $ 397
period
(In millions)

Ratio of expenses           .35%G     .31%G     28%G      .21%G     .30%A,    .10%G     .07%G     .00%G
to                                                                 G
average net
assets

Ratio of expenses           .34%H     .31%      .28%      .21%      .30%A     .10%      .07%      .00%
to average net
assets after
expense
reductions

Ratio of net                3.14%     3.55%     2.96%     2.42%     2.67%A    4.05%     5.33%     5.99%A
interest income to
average net
assets


A ANNUALIZED
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C NOVEMBER 27, 1989 (COMMENCEMENT OF OPERATIONS) TO APRIL 30, 1990.
D YEARS ENDED APRIL 30
E MAY 1, 1992 TO FEBRUARY 28, 1993
F YEAR ENDED FEBRUARY 29
G FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
H FMR OR THE FUND HAS ENTERED INTO VARYING ARRANGEMENTS WITH THIRD PARTIES WHO EITHER PAID OR REDUCED A PORTION OF THE FUND'S EXPENSES.
SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME FUND
Selected Per-Share Data and

Ratios

Years ended February 28              1997       1996D      1995       1994C

Net asset value, beginning of        $ 9.930    $ 9.430    $ 9.760    $ 10.000
period

Income from Investment                .453       .478       .477       .070
Operations
 Net interest income

 Net realized and unrealized gain     .024       .499       (.330)     (.240)
(loss)

 Total from investment operations     .477       .977       .147       (.170)

Less Distributions                    (.454)     (.477)     (.477)     (.070)
 From net interest income

 From net realized gain               (.003)     --         --         --

 Total distributions                  (.457)     (.477)     (.477)     (.070)

Net asset value, end of period       $ 9.950    $ 9.930    $ 9.430    $ 9.760

Total returnB                         4.96%      10.58%     1.67%      (1.71)%

Net assets, end of period (000       $ 74,736   $ 71,810   $ 45,771   $ 22,713
omitted)

Ratio of expenses to average net      .54%E      .24%E      .05%E      .00%E
assets

Ratio of expenses to average net      .53%,F     .24%       .05%       .00%
assets after expense reductions

Ratio of net interest income to       4.60%      4.93%      5.16%      4.66%A
average net assets

Portfolio turnover rate               22%        35%        55%        0%E

A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C FROM DECEMBER 30, 1993 (COMMENCEMENT OF OPERATIONS) TO FEBRUARY 28, 1994 D YEAR ENDED FEBRUARY 29
E FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
F FMR OR THE FUND HAS ENTERED INTO VARYING ARRANGEMENTS WITH THIRD PARTIES WHO EITHER PAID OR REDUCED A PORTION OF THE FUND'S EXPENSES.
SPARTAN CALIFORNIA MUNICIPAL INCOME FUND

Selected Per-Share Data
and Ratios

Years ended                1997      1996F     1995      1994G      1993E     1992D     1991D     1990C
February 28

Net asset value,           $ 10.52   $ 10.02   $ 10.93   $ 11.33    $ 10.54   $ 10.24   $ 9.760   $ 10.00
beginning                  0         0         0         0          0         0                   0
of period

Income from                 .548      .571      .603      .631       .543      .663      .706      .301
Investment
Operations
 Net interest
income

 Net realized and           .082      .498      (.732)    (.012)     .858      .297      .472      (.249)
 unrealized gain
(loss)

 Total from                 .630      1.069     (.129)    .619       1.401     .960      1.178     .052
investment
 operations

Less Distributions          (.549)    (.570)    (.603)    (.631)     (.543)    (.663)    (.706)    (.301)
 From net interest
income

 From net                   (.002)    --        (.180)    (.330)     (.070)    --        --        --
realized gain

 In excess of net           --        --        --        (.060)     --        --        --        --
 realized gain

 Total distributions        (.551)    (.570)    (.783)    (1.021)    (.613)    (.663)    (.706)    (.301)


 Redemption fees            .001      .001      .002      .002       .002      .003      .008      .009
added
 to paid in capital

Net asset value,           $ 10.60   $ 10.52   $ 10.02   $ 10.93    $ 11.33   $ 10.54   $ 10.24   $ 9.760
end of period              0         0         0         0          0         0         0

Total returnB               6.23%     10.94%    (.85)%    5.63%      13.76%    9.66%     12.52%    .59%

Net assets, end of         $ 401,5   $ 409,2   $ 395,7   $ 566,6    $ 573,8   $ 479,1   $ 281,7   $ 107,4
period (000                03        01        60        13         71        37        25        09
omitted)

Ratio of expenses           .55%      .54%H     .55%      .52%H      .40%A,    .36%H     .19%H     .00%H
to average net                                                      H
assets

Ratio of expenses           .54%I     .54%      .55%      .52%       .40%A     .36%      .19%      .00%
to average net
assets after
expense
reductions

Ratio of net                5.25%     5.57%     6.04%     5.58%      6.07%A    6.36%     7.02%     7.42%A
interest income to
average net
assets

Portfolio turnover          23%       38%       30%       54%        26%A      13%       15%       5%A
rate


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C FROM NOVEMBER 27, 1989  (COMMENCEMENT OF OPERATIONS) TO APRIL 30, 1990
D YEARS ENDED APRIL 30
E MAY 1, 1992 TO FEBRUARY 28, 1993
F YEAR ENDED FEBRUARY 29
G EFFECTIVE MARCH 1,1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
H FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
I FMR OR THE FUND HAS ENTERED INTO VARYING ARRANGEMENTS WITH THIRD PARTIES WHO EITHER PAID OR REDUCED A PORTION OF THE FUND'S EXPENSES.
PERFORMANCE
Mutual fund performance can be measured as TOTAL RETURN or YIELD. The total returns that follow are based on historical fund results, and for Spartan California Money Market, do not reflect the effect of any transaction fees you may have paid. The figures for Spartan California Money Market would be lower if fees were taken into account.
Each fund's fiscal year runs from March 1 through February 28. The tables below show each fund's performance over past fiscal years compared to different measures, including a comparative index and a competitive funds average for the bond funds and a measure of inflation for the money market fund. Data for the comparative indices is available only from June 30, 1993 to the present. The charts on page present calendar year performance for each bond fund.
AVERAGE ANNUAL TOTAL RETURNS
Fiscal periods ended                    Past 1   Past 5   Life of
February 28, 1997                        year    yearsA   fundA

Spartan CA Money Market                  3.18%    3.01%    3.68%

Consumer Price Index                     3.03%    2.86%   n/a

Spartan CA Intermediate                  4.96%   n/a       4.79%

Lehman Bros. CA 1 - 17 Yr. Municipal     5.05%   n/a      n/a
Bond Index

Lipper CA Intermediate Municipal         4.29%   n/a      n/a
Debt Funds Average

Spartan CA Income                        6.23%    7.26%    7.95%

Lehman Bros. CA Municipal Bond           5.49%   n/a      n/a
Index

Lipper CA Municipal Debt Funds           4.81%    6.94%   n/a
Average

CUMULATIVE TOTAL RETURNS
Fiscal periods ended                    Past 1   Past 5    Life of
February 28, 1997                        year    yearsA    fundA

Spartan CA Money Market                  3.18%    15.99%    29.98%

Consumer Price Index                     3.03%    15.15%   n/a

Spartan CA Intermediate                  4.96%   n/a        15.99%

Lehman Bros. CA 1 - 17 Yr. Municipal     5.05%   n/a       n/a
Bond Index

Lipper CA Intermediate Municipal         4.29%   n/a       n/a
Debt Funds Average

Spartan CA Income                        6.23%    42.00%    74.26%

Lehman Bros. CA Municipal Bond           5.49%   n/a       n/a
Index

Lipper CA Municipal Debt Funds           4.81%    39.94%   n/a
Average

A FROM COMMENCEMENT OF OPERATIONS: November 27, 1989 (Spartan CA Money Market and Spartan CA Income); December 30, 1993 (Spartan CA Intermediate) EXPLANATION OF TERMS
YEAR-BY-YEAR TOTAL RETURNS
Calendar years                 1994   1995   1996
SPARTAN CA INTERMEDIATE        -4.68% 15.13% 4.68%

Lehman Bros. CA 1 -17 yr. Muni.
Bond Index                     -3.87% 15.77% 4.71%

Lipper Interm. Muni. Debt
Funds Avg.                     -3.87% 13.27% 4.05%

Consumer Price Index           2.67%   2.54% 3.32%

Percentage (%)
(large solid box) Spartan CA
Interm.
Row: 1, Col: 1, Value: 0.0
Row: 2, Col: 1, Value: 0.0
Row: 3, Col: 1, Value: 0.0
Row: 4, Col: 1, Value: 0.0
Row: 5, Col: 1, Value: 0.0
Row: 6, Col: 1, Value: 0.0
Row: 7, Col: 1, Value: 0.0
Row: 8, Col: 1, Value: -4.68
Row: 9, Col: 1, Value: 15.13
Row: 10, Col: 1, Value: 4.68

YEAR-BY-YEAR TOTAL RETURNS
Calendar years       1990  1991   1992  1993   1994   1995   1996
SPARTAN CA INCOME    8.16% 11.54% 8.82% 14.01% -8.97% 18.97% 4.77%

Lehman Bros. CA
Muni. Bond Index     n/a   n/a    n/a   n/a    -6.37% 19.30% 4.43%

Lipper CA Muni Debt
Funds Avg.           6.50% 11.11% 8.39% 12.62% -7.59% 18.32% 3.65%

Consumer Price
Index                6.11%  3.06% 2.90%  2.75%  2.67%  2.54% 3.32%

Percentage (%)
Row: 1, Col: 1, Value: 0.0
Row: 2, Col: 1, Value: 0.0
Row: 3, Col: 1, Value: 0.0
Row: 4, Col: 1, Value: 8.16
Row: 5, Col: 1, Value: 11.54
Row: 6, Col: 1, Value: 8.82
Row: 7, Col: 1, Value: 14.01
Row: 8, Col: 1, Value: -8.970000000000001
Row: 9, Col: 1, Value: 18.97
Row: 10, Col: 1, Value: 4.7
(large solid box) Spartan CA
Income

TOTAL RETURN is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gains. A CUMULATIVE TOTAL RETURN reflects actual performance over a stated period of time. An AVERAGE ANNUAL TOTAL RETURN is a hypothetical rate of return that, if achieved annually, would have produced the same cumulative total return if performance had been constant over the entire period. Average annual total returns smooth out variations in performance; they are not the same as actual year-by-year results.
YIELD refers to the income generated by an investment in a fund over a given period of time, expressed as an annual percentage rate. When a money market fund yield assumes that income earned is reinvested, it is called an EFFECTIVE YIELD. A TAX-EQUIVALENT YIELD shows what an investor would have to earn before taxes to equal a tax-free yield. Yields for the bond funds are calculated according to a standard that is required for all stock and bond funds. Because this differs from other accounting methods, the quoted yield may not equal the income actually paid to shareholders.
LEHMAN BROTHERS CALIFORNIA 1-17 YEAR MUNICIPAL BOND INDEX is a total return performance benchmark for California investment-grade municipal bonds with maturities between one and 17 years.
LEHMAN BROTHERS CALIFORNIA MUNICIPAL BOND INDEX is a total return performance benchmark for California investment-grade municipal bonds with maturities of at least one year.
Unlike each fund's returns, the total returns of each comparative index do not include the effect of any brokerage commissions, transaction fees, or other costs of investing.
THE CONSUMER PRICE INDEX is a widely recognized measure of inflation calculated by the U.S. Government.
THE COMPETITIVE FUNDS AVERAGES are the Lipper California Intermediate Municipal Debt Funds Average for Spartan California Intermediate and the Lipper California Municipal Debt Funds Average for Spartan California Income, which currently reflect the performance of over 29 and 98 mutual funds with similar investment objectives, respectively. These averages, published by Lipper Analytical Services, Inc., exclude the effect of sales charges.
The funds' recent strategies, performance, and holdings are detailed twice a year in financial reports, which are sent to all shareholders. For current performance or a free annual report, call 1-800-544-8888. UNDERSTANDING
PERFORMANCE
YIELD illustrates the income
earned by a fund over a
recent period. Seven-day
yields are the most common
illustration of money market
performance. 30-day yields
are usually used for bond
funds. Yields change daily,
reflecting changes in interest
rates.
TOTAL RETURN reflects both the
reinvestment of income and
capital gain distributions, and
any change in a fund's share
price.
(checkmark)
TOTAL RETURNS AND YIELDS ARE BASED ON PAST RESULTS AND ARE NOT AN INDICATION OF FUTURE PERFORMANCE.
   THE FUNDS IN DETAIL


CHARTER
EACH FUND IS A MUTUAL FUND: an investment that pools shareholders' money and invests it toward a specified goal. Spartan California Municipal Money Market Fund is a non-diversified fund of Fidelity California Municipal Trust II, and Spartan California Intermediate Municipal Income Fund and Spartan California Municipal Income Fund are non-diversified funds of Fidelity California Municipal Trust. Both trusts are open-end management investment companies. Fidelity California Municipal Trust II was organized as a Delaware business trust on June 20, 1991. Fidelity California Municipal Trust was organized as a Massachusetts business trust on April 28, 1983. There is a remote possibility that one fund might become liable for a misstatement in the prospectus about another fund.
EACH FUND IS GOVERNED BY A BOARD OF TRUSTEES which is responsible for protecting the interests of shareholders. The trustees are experienced executives who meet throughout the year to oversee the funds' activities, review contractual arrangements with companies that provide services to the funds, and review the funds' performance. The majority of trustees are not otherwise affiliated with Fidelity.
THE FUNDS MAY HOLD SPECIAL MEETINGS AND MAIL PROXY MATERIALS. These meetings may be called to elect or remove trustees, change fundamental policies, approve a management contract, or for other purposes. Shareholders not attending these meetings are encouraged to vote by proxy. Fidelity will mail proxy materials in advance, including a voting card and information about the proposals to be voted on. The number of votes you are entitled to is based upon the dollar value of your investment.
FMR AND ITS AFFILIATES
The funds are managed by FMR, which chooses their investments and handles their business affairs. FMR Texas, Inc. (FMR Texas) located in Irving, Texas, has primary responsibility for providing investment management services for Spartan California Municipal Money Market.
FIDELITY FACTS
Fidelity offers the broadest
selection of mutual funds
in the world.
(solid bullet) Number of Fidelity mutual funds: over 230
(solid bullet) Assets in Fidelity mutual funds: over $437 billion
(solid bullet) Number of shareholder
accounts: over 30 million
(solid bullet) Number of investment
analysts and portfolio
managers: over 270
(checkmark)
Jonathan Short is manager of Spartan California Intermediate Municipal Income and Spartan California Municipal Income, both of which he has managed since March 1995. He also manages other Fidelity funds. Since joining Fidelity in 1990, Mr. Short has worked as an analyst and manager. Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that establishes procedures for personal investing and restricts certain transactions.
Fidelity Distributors Corporation (FDC) distributes and markets Fidelity's funds and services. Fidelity Service Company, Inc. (FSC) performs transfer agent servicing functions for the funds.
FMR Corp. is the ultimate parent company of FMR and FMR Texas. Members of the Edward C. Johnson 3d family are the predominant owners of a class of shares of common stock representing approximately 49% of the voting power of FMR Corp. Under the Investment Company Act of 1940 (the 1940 Act), control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company; therefore, the Johnson family may be deemed under the 1940 Act to form a controlling group with respect to FMR Corp.
UMB Bank, n.a., is each fund's transfer agent, although it employs FSC to perform these functions for the funds. UMB is located at 1010 Grand Avenue, Kansas City, Missouri.
A broker-dealer may use a portion of the commissions paid by the funds to reduce custodian or transfer agent fees for these funds. FMR may use its broker-dealer affiliates and other firms that sell fund shares to carry out a fund's transactions, provided that the fund receives brokerage services and commission rates comparable to those of other broker-dealers. INVESTMENT PRINCIPLES AND RISKS
EACH FUND'S INVESTMENT APPROACH
MONEY MARKET FUNDS IN GENERAL. The yield of a money market fund will change daily based on changes in interest rates and market conditions. Money market funds follow industry-standard guidelines on the quality, maturity, and diversification of their investments, which are designed to help maintain a stable $1.00 share price. Of course, there is no guarantee that a money market fund will be able to maintain a stable $1.00 share price. It is possible that a major change in interest rates or a default on the fund's invesments could cause its share price (and the value of your investment) to change.
FIDELITY'S APPROACH TO MONEY MARKET FUNDS. Money market funds earn income at current money market rates. In managing money market funds, FMR stresses preservation of capital, liquidity, and income. The fund will purchase only high-quality securities that FMR believes present minimal credit risks and will observe maturity restrictions on securities it buys.
SPARTAN CALIFORNIA MUNICIPAL MONEY MARKET seeks high current income that is free from federal income tax and California personal income tax while maintaining a stable $1.00 share price by investing in high-quality, short-term municipal money market securities of all types.
BOND FUNDS IN GENERAL. The yield and share price of a bond fund change daily based on changes in interest rates and market conditions, and in response to other economic, political or financial events. The types and maturities of the securities a bond fund purchases and the credit quality of their issuers will impact a bond fund's reaction to these events. INTEREST RATE RISK: In general, bond prices rise when interest rates fall and fall when interest rates rise. Longer-term bonds are usually more sensitive to interest rate changes. In other words, the longer the maturity of a bond, the greater the impact a change in interest rates is likely to have on the bond's price. In addition, short-term interest rates and long-term interest rates do not necessarily move in the same amount or in the same direction. A short-term bond tends to react to changes in short-term interest rates and a long-term bond tends to react to changes in long-term interest rates.
ISSUER RISK: The price of a bond is affected by the credit quality of its issuer. Changes in the financial condition of an issuer, changes in general economic conditions and changes in specific economic conditions that affect a particular type of issuer can impact the credit quality of an issuer. Lower quality bonds generally tend to be more sensitive to these changes than higher quality bonds.
MUNICIPAL MARKET RISK: Municipal securities are backed by the entity that issued them and/or other revenue streams. Municipal security values may be significantly affected by political changes, as well as uncertainties in the municipal market related to taxation of municipal securities or the rights of municipal securities holders.
FIDELITY'S APPROACH TO BOND FUNDS. The total return from a bond includes both income and price gains or losses. In selecting investments for a bond fund, FMR considers a bond's expected income together with its potential for price gains or losses. While income is the most important component of bond returns over time, a bond fund's emphasis on income does not mean the fund invests only in the highest-yielding bonds available, or that it can avoid losses of principal.
FMR focuses on assembling a portfolio of income-producing bonds that it believes will provide the best balance between risk and return within the range of eligible investments for the fund. FMR's evaluation of a potential investment includes an analysis of the credit quality of the issuer, its structural features, its current price compared to FMR's estimate of its long-term value, and any short-term trading opportunities resulting from market inefficiencies.
In structuring a bond fund, FMR allocates assets among different market sectors (for example, general obligation bonds of a state or bonds financing a specific project) and different maturities based on its view of the relative value of each sector or maturity. The performance of the fund will depend on how successful FMR is in pursuing this approach.
SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME seeks high current income that is free from federal income tax and California personal income tax by investing in investment-grade municipal securities under normal conditions. The fund normally maintains a dollar-weighted average maturity between three and 10 years. FMR seeks to manage the fund so that it generally reacts to changes in interest rates similarly to municipal bonds with maturities of between seven and 10 years.
SPARTAN CALIFORNIA MUNICIPAL INCOME seeks high current income that is free from federal income tax and the California personal income tax by investing in investment-grade municipal securities under normal conditions.
Although the fund does not maintain an average maturity within a specified range, FMR seeks to manage the fund so that it generally reacts to changes in interest rates similarly to municipal bonds with maturities between eight and 18 years.
EACH FUND normally invests in municipal securities. FMR normally invests at least 65% of the money market fund's total assets in state municipal securities and so that at least 80% of the fund's income distributions are free from federal income tax. FMR normally invests at least 65% of the intermediate fund's total assets in state municipal securities and at least 80% of the fund's assets in municipal securities whose interest is free from federal income tax. FMR normally invests the income fund's assets so that at least 80% of the fund's income distributions are free from both federal and California personal income taxes. In addition, FMR may invest all of each fund's assets in municipal securities issued to finance private activities. The interest from these securities is a tax-preference item for purposes of the federal alternative minimum tax.
Each fund's performance is affected by the economic and political conditions within the state of California. California suffered severe economic recession between 1990-1993, which resulted in broad-based revenue shortfalls for the State and many local governments. California's fiscal condition has improved as its economy has been in a sustained recovery since 1994. During the recession, the State substantially reduced local assistance, and further reductions could adversely affect the financial condition of cities, counties and other government agencies facing constraints in their own revenue collections. California's long-term credit rating stabilized after having been reduced in the past several years. California voters in the past have passed amendments to the California Constitution and other measures that limit the taxing and spending authority of California governmental entities, and future voter initiatives could result in adverse consequences affecting California's municipal bonds.
The funds differ primarily with respect to the quality or maturity of their invesments and therefore their sensitivity to changes in economic and other financial conditions and interest rates. The money market fund seeks to provide income while maintaining a stable share price. The bond funds seek to provide a higher level of income by investing in a broader range of securities. As a result, the bond funds do not seek to maintain a stable share price. Although both bond funds can invest in securities of any maturity, Spartan California Income generally maintains a longer maturity. As a result, Spartan California Income will tend to have greater share price fluctuation. As of February 28, 1997, the dollar-weighted average maturity for Spartan California Intermediate and Spartan California Income was 8.8 and 15.7 years, respectively. In addition, since the money market fund concentrates its investments in California municipal securities, an investment in the money market fund may be riskier than an investment in other types of money market funds.
FMR may use various techniques to hedge a portion of the bond fund's risks, but there is no guarantee that these strategies will work as intended. When you sell your shares of a bond fund, they may be worth more or less than what you paid for them.
FMR normally invests each fund's assets according to its investment strategy. The funds do not expect to invest in federally taxable obligations, and the bond funds do not expect to invest in state taxable obligations. Each fund also reserves the right to invest without limitation in short-term instruments, to hold a substantial amount of uninvested cash, or to invest more than normally permitted in federally taxable obligations for temporary, defensive purposes.
SECURITIES AND INVESTMENT PRACTICES
The following pages contain more detailed information about types of instruments in which a fund may invest, strategies FMR may employ in pursuit of a fund's investment objective, and a summary of related risks. Any restrictions listed supplement those discussed earlier in this section. A complete listing of each fund's limitations and more detailed information about each fund's investments are contained in the funds' SAI. Policies and limitations are considered at the time of purchase; the sale of instruments is not required in the event of a subsequent change in circumstances.
FMR may not buy all of these instruments or use all of these techniques unless it believes that they are consistent with a fund's investment objective and policies and that doing so will help a fund achieve its goal. Fund holdings and recent investment strategies are detailed in each fund's financial reports, which are sent to shareholders twice a year. For a free SAI or financial report, call 1-800-544-8888.
DEBT SECURITIES. Bonds and other debt instruments are used by issuers to borrow money from investors. The issuer generally pays the investor a fixed, variable, or floating rate of interest, and must repay the amount borrowed at maturity. Some debt securities, such as zero coupon bonds, do not pay current interest, but are sold at a discount from their face values.
Debt securities have varying levels of sensitivity to changes in interest rates and varying degrees of credit quality. In general, bond prices rise when interest rates fall, and fall when interest rates rise. Longer-term bonds and zero coupon bonds are generally more sensitive to interest rate changes.
In addition, bond prices are also affected by the credit quality of the issuer. Investment-grade debt securities are medium- and high-quality securities. Some, however, may possess speculative characteristics and may be more sensitive to economic changes and to changes in the financial condition of issuers.
RESTRICTIONS: Spartan California Intermediate and Spartan California Income normally invest in investment-grade securities, but reserve the right to invest up to 5% of their assets in below investment-grade securities (sometimes called "junk bonds"). A security is considered to be investment-grade if it is rated investment-grade by Moody's Investors Service, Standard & Poor's, Duff & Phelps Credit Rating Co., or Fitch Investors Service, L.P., or is unrated but judged to be of equivalent quality.
MONEY MARKET SECURITIES are high-quality, short-term obligations issued by municipalities, local and sate governments, and other entities. These obligations may carry fixed, variable, or floating interest rates. Some money market securities employ a trust or other similar structure to modify the maturity, price characteristics, or quality of financial assets so that they are eligible investments for money market funds. If the structure does not perform as intended, adverse tax or investment consequences may result. MUNICIPAL SECURITIES are issued to raise money for a variety of public or private purposes, including general financing for state and local governments, or financing for specific projects or public facilities. They may be fully or partially backed by the local government, or by the credit of a private issuer or the current or anticipated revenues from specific projects or assets. Because many municipal securities are issued to finance similar types of projects, especially those relating to education, health care, housing, transportation, and utilities, the municipal markets can be affected by conditions in those sectors. In addition, all municipal securities may be affected by uncertainties regarding their tax status, legislative changes, or rights of municipal securities holders. A municipal security may be owned directly or through a participation interest.
CREDIT AND LIQUIDITY SUPPORT. Issuers may employ various forms of credit and liquidity enhancement, including letters of credit, guarantees, puts and demand features, and insurance, provided by foreign or domestic entities such as banks and other financial institutions. These arrangements expose a fund to the credit risk of the entity providing the credit or liquidity support. Changes in the credit quality of the provider could affect the value of the security and a fund's share price. In addition, in the case of foreign providers of credit or liquidity support, extensive public information about the provider may not be available, and unfavorable political, economic, or governmental developments could affect its ability to honor its commitment.
STATE MUNICIPAL SECURITIES include municipal obligations issued by the state of California or its counties, municipalities, authorities, or other subdivisions. The ability of issuers to repay their debt can be affected by many factors that impact the economic vitality of either the state or a region within the state.
Other state municipal securities include obligations of the U.S. territories and possessions such as Guam, the Virgin Islands, and Puerto Rico, and their political subdivisions and public corporations. The economy of Puerto Rico is closely linked to the U.S. economy, and will be affected by the strength of the U.S. dollar, interest rates, the price stability of oil imports, and the continued existence of favorable tax incentives. ASSET-BACKED SECURITIES include interests in pools of purchase contracts, financing leases, or sales agreements entered into by a municipal issuer. The value of these securities depends on many factors, including changes in market interest rates, the availability of information concerning the pool and its structure, prepayment expectations, the credit quality of the underlying assets, and the market's perception of the servicer of the loan pool and any credit enhancement provided.
VARIABLE AND FLOATING RATE SECURITIES have interest rates that are periodically adjusted either at specific intervals or whenever a benchmark rate changes. Inverse floaters have interest rates that move in the opposite direction from a benchmark, often making the security's market value more volatile.
MUNICIPAL LEASE OBLIGATIONS are used by municipal issuers to acquire land, equipment, or facilities. If the issuer stops making payments or transfers its obligations to a private entity, the obligation could lose value or become taxable.
PUT FEATURES entitle the holder to put (sell back) a security to the issuer or another party. The credit quality of the investment may be affected by the credit worthiness of the put provider. Demand features and standby commitments are types of put features.
PRIVATE ENTITIES may be involved in some municipal securities. For example, industrial revenue bonds are backed by private entities, and resource recovery bonds often involve private corporations. The economic viability of a project or changes in tax incentives could affect the price of these securities.
ADJUSTING INVESTMENT EXPOSURE. A fund can use various techniques to increase or decrease its exposure to changing security prices, interest rates, or other factors that affect security prices. These techniques may involve derivative transactions such as buying and selling options and futures contracts, entering into swap agreements, and purchasing indexed securities.
FMR can use these practices to adjust the risk and return characteristics of a fund's portfolio of investments. If FMR judges market conditions incorrectly or employs a strategy that does not correlate well with a fund's investments, these techniques could result in a loss, regardless of whether the intent was to reduce risk or increase return. These techniques may increase the volatility of a fund and may involve a small investment of cash relative to the magnitude of the risk assumed. In addition, these techniques could result in a loss if the counterparty to the transaction does not perform as promised.
ILLIQUID AND RESTRICTED SECURITIES. Some investments may be determined by FMR, under the supervision of the Board of Trustees, to be illiquid, which means that they may be difficult to sell promptly at an acceptable price. The sale of some illiquid securities and some other securities may be subject to legal restrictions. Difficulty in selling securities may result in a loss or may be costly to a fund.
RESTRICTIONS: A fund may not purchase a security if, as a result, more than 10% of its assets would be invested in illiquid securities.
WHEN-ISSUED AND FORWARD PURCHASE OR SALE TRANSACTIONS are trading practices in which payment and delivery for the security take place at a later date than is customary for that type of security. The price of a security could change during this period.
CASH MANAGEMENT. A fund may invest in money market securities and in a money market fund available only to funds and accounts managed by FMR or its affiliates, whose goal is to seek a high level of current income exempt from federal income tax while maintaining a stable $1.00 share price. A major change in interest rates or a default on the money market fund's investments could cause its share price to change.
RESTRICTIONS: Spartan California Intermediate and Spartan California Income do not currently intend to invest in a money market fund.
DIVERSIFICATION. Diversifying a fund's investment portfolio can reduce the risks of investing. This may include limiting the amount of money invested in any one issuer or, on a broader scale, in any one industry or type of project. Economic, business, or political changes can affect all securities of a similar type. A fund that is not diversified may be more sensitive to changes in the market value of a single issuer or industry.
RESTRICTIONS: Each fund is considered non-diversified. Generally, to meet federal tax requirements at the close of each quarter, each fund does not invest more than 25% of its total assets in any one issuer and, with respect to 50% of total assets, does not invest more than 5% of its total assets in any issuer. These limitations do not apply to U.S. Government securities or to securities of other investment companies. Each fund may invest more than 25% of its total assets in tax-free securities that finance similar types of projects.
BORROWING. A fund may borrow from banks or from other funds advised by FMR, or through reverse repurchase agreements. If a fund borrows money, its share price may be subject to greater fluctuation until the borrowing is paid off. If a fund makes additional investments while borrowings are outstanding, this may be considered a form of leverage.
RESTRICTIONS: Each fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 331/3% of its total assets. FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS
Some of the policies and restrictions discussed on the preceding pages are fundamental, that is, subject to change only by shareholder approval. The following paragraphs restate all those that are fundamental. All policies stated throughout this prospectus, other than those identified in the following paragraphs, can be changed without shareholder approval.
SPARTAN CALIFORNIA MUNICIPAL MONEY MARKET seeks as high a level of current income, exempt from federal income tax and California state personal income tax, as is consistent with preservation of capital by investing in high-quality, short-term California municipal obligations. The fund will normally invest so that at least 80% of its income distributions are exempt from federal income tax.
SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME seeks a high level of current income exempt from federal income tax and California state personal income tax. The fund will normally invest at least 80%of its assets in municipal securities whose interest is free from federal income tax. SPARTAN CALIFORNIA MUNICIPAL INCOME seeks the highest level of current income, exempt from federal income tax and California state personal income tax, available from California municipal bonds. The fund will normally invest so that at least 80% of its income distributions are exempt from federal and California state personal income taxes.
Each fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 33% of its total assets.
BREAKDOWN OF EXPENSES
Like all mutual funds, the funds pay fees related to their daily operations. Expenses paid out of a fund's assets are reflected in its share price or dividends; they are neither billed directly to shareholders nor deducted from shareholder accounts.
Each fund pays a MANAGEMENT FEE to FMR for managing its investments and business affairs. FMR in turn pays fees to an affiliate who provides assistance with these services for Spartan California Money Market.
FMR may, from time to time, agree to reimburse the funds for management fees above a specified limit. FMR retains the ability to be repaid by a fund if expenses fall below the specified limit prior to the end of the fiscal year. Reimbursement arrangements, which may be terminated at any time without notice, can decrease a fund's expenses and boost its performance.
MANAGEMENT FEE
The management fee is calculated and paid to FMR every month. Each fund pays a management fee at a fixed annual rate of its average net assets:
0.50% for Spartan California Money Market and 0.55% for Spartan California Intermediate and Spartan California Income. The total management fee rate for Spartan California Money Market for the fiscal year ended February 28, 1997, after reimbursement, was 0.35%.
FMR Texas is Spartan California Money Market's sub-adviser and has primary responsibility for managing its investments. FMR is responsible for providing other management services. FMR pays FMR Texas 50% of its management fee (before expense reimbursements) for FMR Texas's services. FMR paid FMR Texas fees equal to 0.25% of Spartan California Money Market's average net assets for the fiscal year ended February 28, 1997.
FSC performs many transaction and accounting functions for the funds. These services include processing shareholder transactions and calculating each fund's share price. FMR, and not the funds, pays for these services.
To offset shareholder service costs, FMR or its affiliates also collect Spartan California Money Market's $5.00 exchange fee, $5.00 account closeout fee, $5.00 fee for wire purchases and redemptions, and the $2.00 checkwriting charge.
Each fund has adopted a Distribution and Service Plan. These plans recognize that FMR may use its resources, including management fees, to pay expenses associated with the sale of fund shares. This may include payments to third parties, such as banks or broker-dealers, that provide shareholder support services or engage in the sale of the fund's shares. It is important to note, however, that the funds do not pay FMR any separate fees for this service (checkwriting not available).
For the fiscal year ended February 28, 1997, the portfolio turnover rates for Spartan California Intermediate and Spartan California Income were 22% and 23%, respectively. These rates vary from year to year.
YOUR ACCOUNT


DOING BUSINESS WITH FIDELITY
Fidelity Investments was established in 1946 to manage one of America's first mutual funds. Today, Fidelity is the largest mutual fund company in the country, and is known as an innovative provider of high-quality financial services to individuals and institutions.
In addition to its mutual fund business, the company operates one of America's leading discount brokerage firms, Fidelity Brokerage Services, Inc. (FBSI). Fidelity is also a leader in providing tax-sheltered retirement plans for individuals investing on their own or through their employer.
Fidelity is committed to providing investors with practical information to make investment decisions. Based in Boston, Fidelity provides customers with complete service 24 hours a day, 365 days a year, through a network of telephone service centers around the country.
To reach Fidelity for general information, call these numbers:
(small solid bullet) For mutual funds, 1-800-544-8888
(small solid bullet) For brokerage, 1-800-544-7272
If you would prefer to speak with a representative in person, Fidelity has over 80 walk-in Investor Centers across the country.
TYPES OF ACCOUNTS
You may set up an account directly in a fund or, if you own or intend to purchase individual securities as part of your total investment portfolio, you may consider investing in a fund through a brokerage account.
You may purchase or sell shares of the funds through an investment professional, including a broker, who may charge you a transaction fee for this service. If you invest through FBSI, another financial institution, or an investment professional, read their program materials for any special provisions, additional service features or fees that may apply to your investment in a fund. Certain features of the fund, such as the minimum initial or subsequent investment amounts, may be modified.
The different ways to set up (register) your account with Fidelity are listed in the table that follows.
WAYS TO SET UP YOUR ACCOUNT
INDIVIDUAL OR JOINT TENANT
FOR YOUR GENERAL INVESTMENT NEEDS
Individual accounts are owned by one person. Joint accounts can have two or more owners (tenants).
GIFTS OR TRANSFERS TO A MINOR (UGMA, UTMA)
TO INVEST FOR A CHILD'S EDUCATION OR OTHER FUTURE NEEDS
These custodial accounts provide a way to give money to a child and obtain tax benefits. An individual can give up to $10,000 a year per child without paying federal gift tax. Depending on state laws, you can set up a custodial account under the Uniform Gifts to Minors Act (UGMA) or the Uniform Transfers to Minors Act (UTMA).
TRUST
FOR MONEY BEING INVESTED BY A TRUST
The trust must be established before an account can be opened.
BUSINESS OR ORGANIZATION
FOR INVESTMENT NEEDS OF CORPORATIONS, ASSOCIATIONS, PARTNERSHIPS, OR OTHER
GROUPS
Requires a special application.
HOW TO BUY SHARES
EACH FUND'S SHARE PRICE, called net asset value (NAV), is calculated every business day. Spartan California Money Market is managed to keep its share price stable at $1.00. Each fund's shares are sold without a sales charge. Shares are purchased at the next share price calculated after your investment is received and accepted. Share price is normally calculated at 4 p.m. Eastern time. Shares of Spartan California Intermediate and Spartan California Income are offered to current shareholders only.
IF YOU ARE NEW TO FIDELITY, complete and sign an account application and mail it along with your check. You may also open your account in person or by wire as described on page . If there is no application accompanying this prospectus, call 1-800-544-8888.
IF YOU ALREADY HAVE MONEY INVESTED IN A FIDELITY FUND, you can:
(small solid bullet) Mail in an application with a check, or
(small solid bullet) Open your account by exchanging from another Fidelity fund.
If you buy shares by check or Fidelity Money Line(registered trademark), and then sell those shares by any method other than by exchange to another Fidelity fund, the payment may be delayed for up to seven business days to ensure that your previous investment has cleared.
MINIMUM INVESTMENTS
FOR THE MONEY MARKET FUND
TO OPEN AN ACCOUNT  $25,000
TO ADD TO AN ACCOUNT  $1,000
Through regular investment plans* $500
MINIMUM BALANCE $10,000
MINIMUM INVESTMENTS
FOR THE BOND FUNDS
TO ADD TO AN ACCOUNT $1,000
Through regular investment plans $500
MINIMUM BALANCE $5,000
* FOR MORE INFORMATION ABOUT REGULAR INVESTMENT PLANS, PLEASE REFER TO "INVESTOR SERVICES," PAGE .
These minimums may vary for investments through Fidelity Portfolio Advisory Services. Refer to the program materials for details.


                                      TO OPEN AN ACCOUNT                            TO ADD TO AN ACCOUNT

Phone 1-800-544-777 (phone_graphic)   (small solid bullet) Exchange from another    (small solid bullet) Exchange from another
                                      Fidelity fund account                         Fidelity fund account
                                      with the same                                 with the same
                                      registration, including                       registration, including
                                      name, address, and                            name, address, and
                                      taxpayer ID number.                           taxpayer ID number.
                                                                                    (small solid bullet) Use Fidelity Money
                                                                                    Line to transfer from
                                                                                    your bank account. Call
                                                                                    before your first use to
                                                                                    verify that this service
                                                                                    is in place on your
                                                                                    account. Maximum
                                                                                    Money Line: $50,000.



Mail (mail_graphic)   (small solid bullet) Complete and sign the    (small solid bullet) Make your check
                      application. Make your                        payable to the complete
                      check payable to the                          name of the fund.
                      complete name of the                          Indicate your fund
                      fund of your choice.                          account number on
                      Mail to the address                           your check and mail to
                      indicated on the                              the address printed on
                      application.                                  your account statement.
                                                                    (small solid bullet) Exchange by mail: call
                                                                    1-800-544-6666 for
                                                                    instructions.



In Person (hand_graphic)   (small solid bullet) Bring your application    (small solid bullet) Bring your check to a
                           and check to a Fidelity                        Fidelity Investor Center.
                           Investor Center. Call                          Call 1-800-544-9797 for
                           1-800-544-9797 for the                         the center nearest you.
                           center nearest you.



Wire (wire_graphic)   (small solid bullet) For Spartan California     (small solid bullet) For Spartan California
                      Money Market there                              Money Market there
                      may be a $5.00 fee for                          may be a $5.00 fee for
                      each wire purchase.                             each wire purchase.
                      (small solid bullet) Call 1-800-544-7777 to     (small solid bullet) Wire to:
                      set up your account                             Bankers Trust
                      and to arrange a wire                           Company,
                      transaction.                                    Bank Routing
                      (small solid bullet) Wire within 24 hours to:   #021001033,
                      Bankers Trust                                   Account #00163053.
                      Company,                                        Specify the complete
                      Bank Routing                                    name of the fund and
                      #021001033,                                     include your account
                      Account #00163053.                              number and your
                      Specify the complete                            name.
                      name of the fund and
                      include your new
                      account number and
                      your name.



Automatically (automatic_graphic)   (small solid bullet) Not available.   (small solid bullet) Use Fidelity Automatic
                                                                          Account Builder. Sign
                                                                          up for this service
                                                                          when opening your
                                                                          account, or call
                                                                          1-800-544-6666 to add
                                                                          it.



(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


HOW TO SELL SHARES
You can arrange to take money out of your fund account at any time by selling (redeeming) some or all of your shares. Your shares will be sold at the next share price calculated after your order is received and accepted. Share price is normally calculated at 4 p.m. Eastern time.
IF YOU ARE SELLING SOME BUT NOT ALL OF YOUR SHARES, leave at least $5,000 worth of shares in the account ($10,000 for Spartan California Money Market) to keep it open.
TO SELL SHARES BY BANK WIRE OR FIDELITY MONEY LINE, you will need to sign up for these services in advance.
CERTAIN REQUESTS MUST INCLUDE A SIGNATURE GUARANTEE. It is designed to protect you and Fidelity from fraud. Your request must be made in writing and include a signature guarantee if any of the following situations apply:
(small solid bullet) You wish to redeem more than $100,000 worth of shares, (small solid bullet) Your account registration has changed within the last 30 days,
(small solid bullet) The check is being mailed to a different address than the one on your account (record address), (small solid bullet) The check is being made payable to someone other than the account owner, or
(small solid bullet) The redemption proceeds are being transferred to a Fidelity account with a different registration.
You should be able to obtain a signature guarantee from a bank, broker (including Fidelity Investor Centers), dealer, credit union (if authorized under state law), securities exchange or association, clearing agency, or savings association. A notary public cannot provide a signature guarantee. SELLING SHARES IN WRITING
Write a "letter of instruction" with:
(small solid bullet) Your name,
(small solid bullet) The fund's name,
(small solid bullet) Your fund account number, (small solid bullet) The dollar amount or number of shares to be redeemed, and
(small solid bullet) Any other applicable requirements listed in the table that follows.
Unless otherwise instructed, Fidelity will send a check to the record address. Deliver your letter to a Fidelity Investor Center, or mail it to:
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
CHECKWRITING
If you have a checkbook for your account in Spartan California Money Market and Spartan California Intermediate, you may write an unlimited number of checks. Do not, however, try to close out your account by check.

                                                ACCOUNT TYPE                  SPECIAL REQUIREMENTS

IF YOU SELL SHARES OF SPARTAN CALIFORNIA INCOME AFTER HOLDING THEM LESS THAN LESS THAN
180 DAYS, THE FUND WILL DEDUCT A REDEMPTION FEE EQUAL TO 0.50% OF THE VALUE OF THOSE
SHARES. IF YOUR SPARTAN CALIFORNIA MONEY MARKET ACCOUNT BALANCE IS LESS THAN
$50,000, THERE ARE FEES FOR INDIVIDUAL REDEMPTION TRANSACTIONS: $2.00 FOR EACH CHECK
YOU WRITE AND $5.00 FOR EACH EXCHANGE, BANK WIRE, AND ACCOUNT CLOSEOUT.



Phone 1-800-544-777 (phone_graphic)              All account types     (small solid bullet) Maximum check request:
                                                                       $100,000.
                                                                       (small solid bullet) For Money Line transfers to
                                                                       your bank account; minimum:
                                                                       $10; maximum: $100,000.
                                                                       (small solid bullet) You may exchange to other
                                                                       Fidelity funds if both
                                                                       accounts are registered with
                                                                       the same name(s), address,
                                                                       and taxpayer ID number.

Mail or in Person (mail_graphic)(hand_graphic)   Individual, Joint     (small solid bullet) The letter of instruction must
                                                 Tenant,               be signed by all persons
                                                 Sole Proprietorship   required to sign for
                                                 , UGMA, UTMA          transactions, exactly as their
                                                 Trust                 names appear on the
                                                                       account.
                                                                       (small solid bullet) The trustee must sign the
                                                                       letter indicating capacity as
                                                 Business or           trustee. If the trustee's name
                                                 Organization          is not in the account
                                                                       registration, provide a copy of
                                                                       the trust document certified
                                                                       within the last 60 days.
                                                                       (small solid bullet) At least one person
                                                 Executor,             authorized by corporate
                                                 Administrator,        resolution to act on the
                                                 Conservator,          account must sign the letter.
                                                 Guardian              (small solid bullet) Include a corporate
                                                                       resolution with corporate seal
                                                                       or a signature guarantee.
                                                                       (small solid bullet) Call 1-800-544-6666 for
                                                                       instructions.

Wire (wire_graphic)                              All account types     (small solid bullet) You must sign up for the wire
                                                                       feature before using it. To
                                                                       verify that it is in place, call
                                                                       1-800-544-6666. Minimum
                                                                       wire: $5,000.
                                                                       (small solid bullet) Your wire redemption request
                                                                       must be received and
                                                                       accepted by Fidelity before 4
                                                                       p.m. Eastern time for money
                                                                       to be wired on the next
                                                                       business day.



Check (check_graphic)   All account types   (small solid bullet) Minimum check: $1,000.
                                            (small solid bullet) All account owners must sign
                                            a signature card to receive a
                                            checkbook.



(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


INVESTOR SERVICES
Fidelity provides a variety of services to help you manage your account. INFORMATION SERVICES
FIDELITY'S TELEPHONE REPRESENTATIVES are available 24 hours a day, 365 days a year. Whenever you call, you can speak with someone equipped to provide the information or service you need.
24-HOUR SERVICE
ACCOUNT ASSISTANCE
1-800-544-6666
ACCOUNT TRANSACTIONS
1-800-544-7777
PRODUCT INFORMATION
1-800-544-8888
RETIREMENT ACCOUNT
ASSISTANCE
1-800-544-4774
TOUCHTONE XPRESSSM
1-800-544-5555
 AUTOMATED SERVICE
(checkmark)
STATEMENTS AND REPORTS that Fidelity sends to you include the following:
(small solid bullet) Confirmation statements (after every transaction, except reinvestments, that affects your account balance or your account registration)
(small solid bullet) Account statements (quarterly)
(small solid bullet) Financial reports (every six months)
To reduce expenses, only one copy of most financial reports and prospectuses will be mailed to your household, even if you have more than one account in the fund. Call 1-800-544-6666 if you need copies of financial reports, prospectuses, or historical account information. TRANSACTION SERVICES
EXCHANGE PRIVILEGE. You may sell your fund shares and buy shares of other Fidelity funds by telephone or in writing. There may be a $5.00 fee for each exchange out of Spartan California Money Market, unless you place your transaction on Fidelity's automated exchange services.
Note that exchanges out of a fund are limited to four per calendar year, and that they may have tax consequences for you. For details on policies and restrictions governing exchanges, including circumstances under which a shareholder's exchange privilege may be suspended or revoked, see page . SYSTEMATIC WITHDRAWAL PLANS let you set up periodic redemptions from your account.
FIDELITY MONEY LINE(registered trademark) enables you to transfer money by phone between your bank account and your fund account. Most transfers are complete within three business days of your call.
REGULAR INVESTMENT PLANS
One easy way to pursue your financial goals is to invest money regularly. Fidelity offers convenient services that let you transfer money into your fund account, or between fund accounts, automatically. While regular investment plans do not guarantee a profit and will not protect you against loss in a declining market, they can be an excellent way to invest for a home, educational expenses, and other long-term financial goals.
REGULAR INVESTMENT PLANS
FIDELITY AUTOMATIC ACCOUNT BUILDERSM
TO MOVE MONEY FROM YOUR BANK ACCOUNT TO A FIDELITY FUND

MINIMUM   FREQUENCY     SETTING UP OR CHANGING
$500      Monthly or    (small solid bullet) For a new account, complete the
          quarterly     appropriate section on the fund
                        application.
                        (small solid bullet) For existing accounts, call
                        1-800-544-6666 for an application.
                        (small solid bullet) To change the amount or frequency of
                        your investment, call 1-800-544-6666 at
                        least three business days prior to your
                        next scheduled investment date.


DIRECT DEPOSIT
TO SEND ALL OR A PORTION OF YOUR PAYCHECK OR GOVERNMENT CHECK TO A FIDELITY
FUNDA

MINIMUM   FREQUENCY    SETTING UP OR CHANGING
$500      Every pay    (small solid bullet) Check the appropriate box on the fund
          period       application, or call 1-800-544-6666 for an
                       authorization form.
                       (small solid bullet) Changes require a new authorization
                       form.


FIDELITY AUTOMATIC EXCHANGE SERVICE
TO MOVE MONEY FROM A FIDELITY MONEY MARKET FUND TO ANOTHER FIDELITY FUND

MINIMUM   FREQUENCY        SETTING UP OR CHANGING
$500      Monthly,         (small solid bullet) To establish, call 1-800-544-6666 after
          bimonthly,       both accounts are opened.
          quarterly, or    (small solid bullet) To change the amount or frequency of
          annually         your investment, call 1-800-544-6666.


A BECAUSE BOND FUND SHARE PRICES FLUCTUATE, THOSE FUNDS MAY NOT BE APPROPRIATE CHOICES FOR DIRECT DEPOSIT OF YOUR ENTIRE CHECK.
SHAREHOLDER AND ACCOUNT POLICIES


DIVIDENDS, CAPITAL GAINS, AND TAXES
Each fund distributes substantially all of its net investment income and capital gains, if any, to shareholders each year. Income dividends are declared daily and paid monthly. Capital gains earned by the bond funds are normally distributed in April and December.
DISTRIBUTION OPTIONS
When you open an account, specify on your application how you want to receive your distributions. If the option you prefer is not listed on the application, call 1-800-544-6666 for instructions. Each fund offers four options (three for Spartan California Money Market):
1. REINVESTMENT OPTION. Your dividend and capital gain distributions, if any, will be automatically reinvested in additional shares of the fund. If you do not indicate a choice on your application, you will be assigned this option.
2. INCOME-EARNED OPTION. Your capital gain distributions, if any, will be automatically reinvested, but you will be sent a check for each dividend distribution. This option is not available for Spartan California Money Market.
3. CASH OPTION. You will be sent a check for your dividend and capital gain distributions, if any.
4. DIRECTED DIVIDENDS(registered trademark) OPTION. Your dividend and capital gain distributions, if any, will be automatically invested in another identically registered Fidelity fund.
Dividends will be reinvested at the fund's NAV on the last day of the month. Capital gain distributions, if any, will be reinvested at the NAV as of the date the fund deducts the distribution from its NAV. The mailing of distribution checks will begin within seven days.
UNDERSTANDING
DISTRIBUTIONS
As a fund shareholder, you
are entitled to your share of
the fund's net income and
gains on its investments. The
fund passes its earnings
along to its investors as
DISTRIBUTIONS.
Each fund earns interest from
its investments. These are
passed along as DIVIDEND
DISTRIBUTIONS. The fund may
realize capital gains if it sells
securities for a higher price
than it paid for them. These
are passed along as CAPITAL
GAIN DISTRIBUTIONS. Money
market funds usually don't
make capital gain
distributions.
(checkmark)
TAXES
As with any investment, you should consider how an investment in a tax-free fund could affect you. Below are some of the funds' tax implications.
TAXES ON DISTRIBUTIONS. Interest income that a fund earns is distributed to shareholders as income dividends. Interest that is federally tax-free remains tax-free when it is distributed.
However, gain on the sale of tax-free bonds results in taxable distributions. Short-term capital gains and a portion of the gain on bonds purchased at a discount are taxed as dividends. Long-term capital gain distributions are taxed as long-term capital gains. These distributions are taxable when they are paid, whether you take them in cash or reinvest them. However, distributions declared in December and paid in January are taxable as if they were paid on December 31. Fidelity will send you and the IRS a statement showing the tax status of the distributions paid to you in the previous year.
The interest from some municipal securities is subject to the federal alternative minimum tax. Each fund may invest up to 100% of its assets in these securities. Individuals who are subject to the tax must report this interest on their tax returns.
During the fiscal year ended February 1997, 100% of each fund's income dividends was free from federal income tax, and 100%, 100% and 100% was free from California taxes for Spartan California Money Market, Spartan California Intermediate, and Spartan California Income, respectively. 41.13% of Spartan California Money Market's, 5.14% of Spartan California Intermediate's, and 6.36% of Spartan California Income's income dividends was subject to the federal alternative minimum tax.
TAXES ON TRANSACTIONS. Your bond fund redemptions - including exchanges to other Fidelity funds - are subject to capital gains tax. A capital gain or loss is the difference between the cost of your shares and the price you receive when you sell them.
Whenever you sell shares of a fund, Fidelity will send you a confirmation statement showing how many shares you sold and at what price. You will also receive a consolidated transaction statement every January. However, it is up to you or your tax preparer to determine whether this sale resulted in a capital gain and, if so, the amount of tax to be paid. Be sure to keep your regular account statements; the information they contain will be essential in calculating the amount of your capital gains.
"BUYING A DIVIDEND." If you buy shares when a fund has realized but not yet distributed income or capital gains, you will pay the full price for the shares and then receive a portion of the price back in the form of a taxable distribution.
TRANSACTION DETAILS
THE FUNDS ARE OPEN FOR BUSINESS each day the New York Stock Exchange (NYSE) is open. Fidelity normally calculates each fund's NAV as of the close of business of the NYSE, normally 4 p.m. Eastern time.
EACH FUND'S NAV is the value of a single share. The NAV is computed by adding the value of the fund's investments, cash, and other assets, subtracting its liabilities, and then dividing the result by the number of shares outstanding.
The money market fund's assets are valued on the basis of amortized cost. This method minimizes the effect of changes in a security's market value and helps the fund to maintain a stable $1.00 share price. For the bond funds, assets are valued primarily on the basis of market quotations, if available. Since market quotations are often unavailable, assets are usually valued on the basis of information furnished by a pricing service or by another method that the Board of Trustees believes accurately reflects fair value.
EACH FUND'S OFFERING PRICE (price to buy one share)is its NAV. Each fund's REDEMPTION PRICE (price to sell one share) of each of Spartan California Money Market and Spartan California Intermediate is its NAV. The redemption price of Spartan California Income is its NAV minus the Fund's redemption fee, if applicable.
WHEN YOU SIGN YOUR ACCOUNT APPLICATION, you will be asked to certify that your Social Security or taxpayer identification number is correct and that you are not subject to 31% backup withholding for failing to report income to the IRS. If you violate IRS regulations, the IRS can require a fund to withhold 31% of your taxable distributions and redemptions.
YOU MAY INITIATE MANY TRANSACTIONS BY TELEPHONE. Fidelity may only be liable for losses resulting from unauthorized transactions if it does not follow reasonable procedures designed to verify the identity of the caller. Fidelity will request personalized security codes or other information, and may also record calls. You should verify the accuracy of your confirmation statements immediately after you receive them. If you do not want the ability to redeem and exchange by telephone, call Fidelity for instructions.
IF YOU ARE UNABLE TO REACH FIDELITY BY PHONE (for example, during periods of unusual market activity), consider placing your order by mail or by visiting a Fidelity Investor Center.
EACH FUND RESERVES THE RIGHT TO SUSPEND THE OFFERING OF SHARES for a period of time. Each fund also reserves the right to reject any specific purchase order, including certain purchases by exchange. See "Exchange Restrictions" on page . Purchase orders may be refused if, in FMR's opinion, they would disrupt management of a fund.
WHEN YOU PLACE AN ORDER TO BUY SHARES, your order will be processed at the next offering price calculated after your order is received and accepted. Note the following:
(small solid bullet) All of your purchases must be made in U.S. dollars and checks must be drawn on U.S. banks.
(small solid bullet) Fidelity does not accept cash.
(small solid bullet) When making a purchase with more than one check, each check must have a value of at least $50.
(small solid bullet) Each fund reserves the right to limit the number of checks processed at one time.
(small solid bullet) If your check does not clear, your purchase will be cancelled and you could be liable for any losses or fees a fund or its transfer agent has incurred.
(small solid bullet) You begin to earn dividends as of the first business day following the day of your purchase.
TO AVOID THE COLLECTION PERIOD associated with check and Money Line purchases, consider buying shares by bank wire, U.S. Postal money order, U.S. Treasury check, Federal Reserve check, or direct deposit instead. CERTAIN FINANCIAL INSTITUTIONS that have entered into sales agreements with FDC may enter confirmed purchase orders on behalf of customers by phone, with payment to follow no later than the time when a fund is priced on the following business day. If payment is not received by that time, the financial institution could be held liable for resulting fees or losses. WHEN YOU PLACE AN ORDER TO SELL SHARES, your shares will be sold at the next NAV calculated after your request is received and accepted. Note the following:
(small solid bullet) Normally, redemption proceeds will be mailed to you on the next business day, but if making immediate payment could adversely affect a fund, it may take up to seven days to pay you.
(small solid bullet) Shares will earn dividends through the date of redemption; however, shares redeemed on a Friday or prior to a holiday will continue to earn dividends until the next business day.
(small solid bullet) Fidelity Money Line redemptions generally will be credited to your bank account on the second or third business day after your phone call.
(small solid bullet) Each fund may hold payment on redemptions until it is reasonably satisfied that investments made by check or Fidelity Money Line have been collected, which can take up to seven business days.
(small solid bullet) Remember to keep share in your account in order to be eligible to purchase additional shares of Spartan California Intermediate or Spartan California Income.
(small solid bullet) Redemptions may be suspended or payment dates postponed when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.
(small solid bullet) If you sell shares by writing a check and the amount of the check is greater than the value of your account, your check will be returned to you and you may be subject to additional charges.
A REDEMPTION FEE for Spartan California Income, if applicable, of 0.50% for shares held less than 180 days will be deducted from the amount of your redemption. This fee is paid to the fund rather than FMR, and it does not apply to shares that were acquired through reinvestment of distributions. If you bought shares on different days, the shares you held longest will be redeemed first for purposes of determining whether the fee applies.
THE FEES FOR INDIVIDUAL TRANSACTIONS for Spartan California Money Market are waived if your account balance at the time of the transaction is $50,000 or more. Otherwise, you should note the following:
(small solid bullet) The $2.00 checkwriting charge will be deducted from your account.
(small solid bullet) The $5.00 exchange fee will be deducted from the amount of your exchange.
(small solid bullet) The $5.00 wire fee will be deducted from the amount of your wire.
(small solid bullet) The $5.00 account closeout fee does not apply to exchanges or wires, but it will apply to checkwriting.
FIDELITY RESERVES THE RIGHT TO DEDUCT AN ANNUAL MAINTENANCE FEE of $12.00 from accounts with a value of less than $2,500, subject to an annual maximum charge of $24.00 per shareholder. It is expected that accounts will be valued on the second Friday in November of each year. Accounts opened after September 30 will not be subject to the fee for that year. The fee, which is payable to the transfer agent, is designed to offset in part the relatively higher costs of servicing smaller accounts. This fee will not be deducted from Fidelity Brokerage Accounts, retirement accounts (except non-prototype retirement accounts), accounts using regular investment plans, or if total assets with Fidelity exceed $30,000. Eligibility for the $30,000 waiver is determined by aggregating Fidelity accounts maintained by FSC or FBSI which are registered under the same social security number or which list the same social security number for the custodian of a Uniform Gifts/Transfers to Minors Act account.
IF YOUR ACCOUNT BALANCE FALLS BELOW $5,000 ($10,000 for Spartan California Money Market), you will be given 30 days' notice to reestablish the minimum balance. If you do not increase your balance, Fidelity reserves the right to close your account and send the proceeds to you. Your shares will be redeemed at the NAV on the day your account is closed and for Spartan California Money Market the $5.00 account closeout fee will be charged. FIDELITY MAY CHARGE A FEE FOR SPECIAL SERVICES, such as providing historical account documents, that are beyond the normal scope of its services.
EXCHANGE RESTRICTIONS
As a shareholder, you have the privilege of exchanging shares of a fund for shares of other Fidelity funds. However, you should note the following:
(small solid bullet) The fund you are exchanging into must be available for sale in your state.
(small solid bullet) You may only exchange between accounts that are registered in the same name, address, and taxpayer identification number. (small solid bullet) Before exchanging into a fund, read its prospectus. (small solid bullet) If you exchange into a fund with a sales charge, you pay the percentage-point difference between that fund's sales charge and any sales charge you have previously paid in connection with the shares you are exchanging. For example, if you had already paid a sales charge of 2% on your shares and you exchange them into a fund with a 3% sales charge, you would pay an additional 1% sales charge.
(small solid bullet) Exchanges may have tax consequences for you.
(small solid bullet) Because excessive trading can hurt fund performance and shareholders, each fund reserves the right to temporarily or permanently terminate the exchange privilege of any investor who makes more than four exchanges out of the fund per calendar year. Accounts under common ownership or control, including accounts with the same taxpayer identification number, will be counted together for purposes of the four exchange limit.
(small solid bullet) Each fund reserves the right to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
(small solid bullet) Your exchanges may be restricted or refused if a fund receives or anticipates simultaneous orders affecting significant portions of the fund's assets. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to a fund.
Although the funds will attempt to give you prior notice whenever they are reasonably able to do so, they may impose these restrictions at any time. The funds reserve the right to terminate or modify the exchange privilege in the future.
OTHER FUNDS MAY HAVE DIFFERENT EXCHANGE RESTRICTIONS, and may impose administrative fees of up to $7.50 and redemption fees of up to 1.50% on exchanges. Check each fund's prospectus for details.





This prospectus is printed on recycled paper using soy-based inks. SPARTAN(registered trademark) CALIFORNIA MUNICIPAL MONEY MARKET FUND
A FUND OF FIDELITY CALIFORNIA MUNICIPAL TRUST II
SPARTAN(registered trademark) CALIFORNIA INTERMEDIATE MUNICIPAL INCOME
FUND,
SPARTAN(registered trademark) CALIFORNIA MUNICIPAL INCOME FUND
FUNDS OF FIDELITY CALIFORNIA MUNICIPAL TRUST
STATEMENT OF ADDITIONAL INFORMATION
APRIL 19, 1997
This Statement of Additional Information (SAI) is not a prospectus but should be read in conjunction with the funds' current Prospectus (dated April 19, 1997). Please retain this document for future reference. The funds' Annual Report is a separate document supplied with this SAI. To obtain a free additional copy of the Prospectus or an Annual Report, please call Fidelity at 1-800-544-8888.
TABLE OF CONTENTS                                PAGE



Investment Policies and Limitations

Special Considerations Affecting California

Special Considerations Affecting Puerto Rico

Portfolio Transactions

Valuation of Portfolio Securities

Performance

Additional Purchase and Redemption Information

Distributions and Taxes

FMR

Trustees and Officers

Management Contracts

Distribution and Service Plans

Contracts with FMR Affiliates

Description of the Trusts

Financial Statements

Appendix

INVESTMENT ADVISER
Fidelity Management & Research Company (FMR)
INVESTMENT SUB-ADVISER
FMR Texas, Inc. (FMR Texas) (money market fund)
DISTRIBUTOR
Fidelity Distributors Corporation (FDC)
TRANSFER AGENT
UMB Bank, n.a. (UMB)
and Fidelity Service Company, Inc. (FSC)
SCR-ptb-0497
INVESTMENT POLICIES AND LIMITATIONS
The following policies and limitations supplement those set forth in the Prospectus. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of a fund's assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the fund's acquisition of such security or other asset. Accordingly, any subsequent change in values, net assets, or other circumstances will not be considered when determining whether the investment complies with the fund's investment policies and limitations.
The funds' fundamental investment policies and limitations cannot be changed without approval by a "majority of the outstanding voting securities" (as defined in the Investment Company Act of 1940) of the fund. However, except for the fundamental investment limitations listed below, the investment policies and limitations described in this Statement of Additional Information are not fundamental and may be changed without shareholder approval.
INVESTMENT LIMITATIONS OF SPARTAN CALIFORNIA MUNICIPAL MONEY MARKET FUND (MONEY MARKET FUND)
THE FOLLOWING ARE THE MONEY MARKET FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) issue senior securities, except as permitted under the Investment Company Act of 1940
(2) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of the value of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(3) underwrite securities issued by others (except to the extent that the fund may be deemed to be an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities);
(4) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing) if, as a result, more than 25% of the fund's total assets would be invested in securities of companies whose principal business activities are in the same industry;
(5) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(6) purchase or sell physical commodities unless acquired as a result of ownership of securities; or
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(8) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) In order to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, the fund currently intends to comply with certain diversification limits imposed by Subchapter M
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (2)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to invest more than 25% of its total assets in industrial revenue bonds related to a single industry.
(vii) The fund does not currently intend to engage in repurchase agreements or make loans, but this limitation does not apply to purchases of debt securities.
(viii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund.
For purposes of limitation (i), Subchapter M generally requires the fund to invest no more than 25% of its total assets in securities of any one issuer and to invest at least 50% of its assets so that no more than 5% of the fund's total assets are invested in securities of any one issuer. However, Subchapter M allows unlimited investments in cash, cash items, government securities (as defined in Subchapter M) and securities of other investment companies. These tax requirements are generally applied at the end of each quarter of the fund's taxable year.
For purposes of limitation (4), FMR identifies the issuer of a security depending on its terms and conditions. In identifying the issuer, FMR will consider the entity or entities responsible for payment of interest and repayment of principal and the source of such payments; the way in which assets and revenues of an issuing political subdivision are separated from those of other political entities; and whether a governmental body is guaranteeing the security.
For the money market fund's policies on quality and maturity, see the section entitled "Quality and Maturity" on page .
INVESTMENT LIMITATIONS OF SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME
FUND
(INTERMEDIATE FUND)
THE FOLLOWING ARE THE INTERMEDIATE FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) issue senior securities, except as permitted under the Investment Company Act of 1940;
(2) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(3) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(4) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing) if, as a result, more than 25% of the fund's total assets would be invested in securities of companies whose principal business activities are in the same industry;
(5) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(6) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities); or
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(8) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objectives, policies, and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) In order to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, the fund currently intends to comply with certain diversification limits imposed by Subchapter M.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (2)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to invest more than 25% of its total assets in industrial revenue bonds related to a single industry.
(vii) The fund does not currently intend to engage in repurchase agreements or make loans, but this limitation does not apply to purchases of debt securities.
(viii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objectives, policies, and limitations as the fund.
For purposes of limitation (i), Subchapter M generally requires the fund to invest no more than 25% of its total assets in securities of any one issuer and to invest at least 50% of its assets so that no more than 5% of the fund's total assets are invested in securities of any one issuer. However, Subchapter M allows unlimited investments in cash, cash items, government securities (as defined in Subchapter M) and securities of other investment companies. These tax requirements are generally applied at the end of each quarter of the fund's taxable year.
For purposes of limitation (4), FMR identifies the issuer of a security depending on its terms and conditions. In identifying the issuer, FMR will consider the entity or entities responsible for payment of interest and repayment of principal and the source of such payments; the way in which assets and revenues of an issuing political subdivision are separated from those of other political entities; and whether a governmental body is guaranteeing the security.
For the intermediate fund's limitations on futures and options transactions, see the section entitled "Limitations on Futures and Options Transactions" beginning on page .
INVESTMENT LIMITATIONS OF SPARTAN CALIFORNIA MUNICIPAL INCOME FUND
(INCOME FUND)
THE FOLLOWING ARE THE INCOME FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) issue bonds or any other class of securities preferred over shares of the fund in respect of the fund's assets or earnings, provided that Fidelity California Municipal Trust may issue additional series of shares in accordance with its Declaration of Trust;
(2) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of the value of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(3) underwrite securities issued by others (except to the extent that the fund may be deemed to be an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities);
(4) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing) if, as a result, more than 25% of the fund's total assets would be invested in securities of companies whose principal business activities are in the same industry;
(5) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(6) purchase or sell physical commodities unless acquired as a result of ownership of securities (but this shall not prevent the fund from purchasing and selling futures contracts); or
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(8) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) In order to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, the fund currently intends to comply with certain diversification limits imposed by Subchapter M.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or fund for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (2)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to invest more than 25% of its total assets in industrial revenue bonds related to a single industry.
(vii) The fund does not currently intend to engage in repurchase agreements or make loans, but this limitation does not apply to purchases of debt securities.
(viii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund.
For purposes of limitation (i), Subchapter M generally requires the fund to invest no more than 25% of its total assets in securities of any one issuer and to invest at least 50% of its assets so that no more than 5% of the fund's total assets are invested in securities of any one issuer. However, Subchapter M allows unlimited investments in cash, cash items, government securities (as defined in Subchapter M) and securities of other investment companies. These tax requirements are generally applied at the end of each quarter of the fund's taxable year.
For purposes of limitation (4), FMR identifies the issuer of a security depending on its terms and conditions. In identifying the issuer, FMR will consider the entity or entities responsible for payment of interest and repayment of principal and the source of such payments; the way in which assets and revenues of an issuing political subdivision are separated from those of other political entities; and whether a governmental body is guaranteeing the security.
For the income fund's limitations on futures and options transactions, see the section entitled "Limitations on Futures and Options Transactions" beginning on page .
The following pages contain more detailed information about types of instruments in which a fund may invest, strategies FMR may employ in pursuit of a fund's investment objective, and a summary of related risks. FMR may not buy all of these instruments or use all of these techniques unless it believes that doing so will help the fund achieve its goal. AFFILIATED BANK TRANSACTIONS. A fund may engage in transactions with financial institutions that are, or may be considered to be, "affiliated persons" of the fund under the Investment Company Act of 1940. These transactions may include repurchase agreements with custodian banks; short-term obligations of, and repurchase agreements with, the 50 largest U.S. banks (measured by deposits); municipal securities; U.S. government securities with affiliated financial institutions that are primary dealers in these securities; short-term currency transactions; and short-term borrowings. In accordance with exemptive orders issued by the Securities and Exchange Commission (SEC), the Board of Trustees has established and periodically reviews procedures applicable to transactions involving affiliated financial institutions.
DELAYED-DELIVERY TRANSACTIONS. Each fund may buy and sell securities on a delayed-delivery or when-issued basis. These transactions involve a commitment by a fund to purchase or sell specific securities at a predetermined price or yield, with payment and delivery taking place after the customary settlement period for that type of security. Typically, no interest accrues to the purchaser until the security is delivered. The bond funds may receive fees for entering into delayed-delivery transactions. When purchasing securities on a delayed-delivery basis, each fund assumes the rights and risks of ownership, including the risk of price and yield fluctuations. Because a fund is not required to pay for securities until the delivery date, these risks are in addition to the risks associated with the fund's other investments. If a fund remains substantially fully invested at a time when delayed-delivery purchases are outstanding, the delayed-delivery purchases may result in a form of leverage. When delayed-delivery purchases are outstanding, the fund will set aside appropriate liquid assets in a segregated custodial account to cover its purchase obligations. When a fund has sold a security on a delayed-delivery basis, the fund does not participate in further gains or losses with respect to the security. If the other party to a delayed-delivery transaction fails to deliver or pay for the securities, the fund could miss a favorable price or yield opportunity, or could suffer a loss.
Each fund may renegotiate delayed-delivery transactions after they are entered into, and may sell underlying securities before they are delivered, which may result in capital gains or losses.
FEDERALLY TAXABLE OBLIGATIONS. Under normal conditions, the funds do not intend to invest in securities whose interest is federally taxable. However, from time to time on a temporary basis, each fund may invest a portion of its assets in fixed-income obligations whose interest is subject to federal income tax.
Should a fund invest in federally taxable obligations, it would purchase securities that in FMR's judgment are of high quality. These would include obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities; obligations of domestic banks; and repurchase agreements. The bond funds' standards for high-quality, taxable obligations are essentially the same as those described by Moody's Investors Service, Inc. (Moody's) in rating corporate obligations within its two highest ratings of Prime-1 and Prime-2, and those described by Standard & Poor's (S&P) in rating corporate obligations within its two highest ratings of A-1 and A-2. The money market fund will purchase taxable obligations only if they meet its quality requirements.
Proposals to restrict or eliminate the federal income tax exemption for interest on municipal obligations are introduced before Congress from time to time. Proposals also may be introduced before the California legislature that would affect the state tax treatment of the funds' distributions. If such proposals were enacted, the availability of municipal obligations and the value of the funds' holdings would be affected and the Trustees would reevaluate the funds' investment objectives and policies.
FUTURES AND OPTIONS. The following sections pertain to futures and options:
Asset Coverage for Futures and Options Positions, Combined Positions, Correlation of Price Changes, Futures Contracts, Futures Margin Payments, Limitations on Futures and Options Transactions, Liquidity of Options and Futures Contracts, OTC Options, Purchasing Put and Call Options, and Writing Put and Call Options.
ASSET COVERAGE FOR FUTURES AND OPTIONS POSITIONS. The funds will comply with guidelines established by the Securities and Exchange Commission with respect to coverage of options and futures strategies by mutual funds, and if the guidelines so require will set aside appropriate liquid assets in a segregated custodial account in the amount prescribed. Securities held in a segregated account cannot be sold while the futures or option strategy is outstanding, unless they are replaced with other suitable assets. As a result, there is a possibility that segregation of a large percentage of a fund's assets could impede portfolio management or the fund's ability to meet redemption requests or other current obligations.
COMBINED POSITIONS. A fund may purchase and write options in combination with each other, or in combination with futures or forward contracts, to adjust the risk and return characteristics of the overall position. For example, a fund may purchase a put option and write a call option on the same underlying instrument, in order to construct a combined position whose risk and return characteristics are similar to selling a futures contract. Another possible combined position would involve writing a call option at one strike price and buying a call option at a lower price, in order to reduce the risk of the written call option in the event of a substantial price increase. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.
CORRELATION OF PRICE CHANGES. Because there are a limited number of types of exchange-traded options and futures contracts, it is likely that the standardized contracts available will not match a fund's current or anticipated investments exactly. The funds may invest in options and futures contracts based on securities with different issuers, maturities, or other characteristics from the securities in which they typically invest, which involves a risk that the options or futures position will not track the performance of a fund's other investments.
Options and futures prices can also diverge from the prices of their underlying instruments, even if the underlying instruments match a fund's investments well. Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument, and the time remaining until expiration of the contract, which may not affect security prices the same way. Imperfect correlation may also result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, or from imposition of daily price fluctuation limits or trading halts. A fund may purchase or sell options and futures contracts with a greater or lesser value than the securities it wishes to hedge or intends to purchase in order to attempt to compensate for differences in volatility between the contract and the securities, although this may not be successful in all cases. If price changes in a fund's options or futures positions are poorly correlated with its other investments, the positions may fail to produce anticipated gains or result in losses that are not offset by gains in other investments. FUTURES CONTRACTS. When a fund purchases a futures contract, it agrees to purchase a specified underlying instrument at a specified future date. When a fund sells a futures contract, it agrees to sell the underlying instrument at a specified future date. The price at which the purchase and sale will take place is fixed when the fund enters into the contract. Some currently available futures contracts are based on specific securities, such as U.S. Treasury bonds or notes, and some are based on indices of securities prices, such as the Bond Buyer Municipal Bond Index. Futures can be held until their delivery dates, or can be closed out before then if a liquid secondary market is available.
The value of a futures contract tends to increase and decrease in tandem with the value of its underlying instrument. Therefore, purchasing futures contracts will tend to increase a fund's exposure to positive and negative price fluctuations in the underlying instrument, much as if it had purchased the underlying instrument directly. When a fund sells a futures contract, by contrast, the value of its futures position will tend to move in a direction contrary to the market. Selling futures contracts, therefore, will tend to offset both positive and negative market price changes, much as if the underlying instrument had been sold.
FUTURES MARGIN PAYMENTS. The purchaser or seller of a futures contract is not required to deliver or pay for the underlying instrument unless the contract is held until the delivery date. However, both the purchaser and seller are required to deposit "initial margin" with a futures broker, known as a futures commission merchant (FCM), when the contract is entered into. Initial margin deposits are typically equal to a percentage of the contract's value. If the value of either party's position declines, that party will be required to make additional "variation margin" payments to settle the change in value on a daily basis. The party that has a gain may be entitled to receive all or a portion of this amount. Initial and variation margin payments do not constitute purchasing securities on margin for purposes of a fund's investment limitations. In the event of the bankruptcy of an FCM that holds margin on behalf of a fund, the fund may be entitled to return of margin owed to it only in proportion to the amount received by the FCM's other customers, potentially resulting in losses to the fund.
LIMITATIONS ON FUTURES AND OPTIONS TRANSACTIONS. Each bond fund has filed a notice of eligibility for exclusion from the definition of the term "commodity pool operator" with the Commodity Futures Trading Commission
(CFTC) and the National Futures Association, which regulate trading in the futures markets. The funds intend to comply with Rule 4.5 under the Commodity Exchange Act, which limits the extent to which the funds can commit assets to initial margin deposits and option premiums.
In addition, each bond fund will not: (a) sell futures contracts, purchase put options, or write call options if, as a result, more than 25% of the fund's total assets would be hedged with futures and options under normal conditions; (b) purchase futures contracts or write put options if, as a result, the fund's total obligations upon settlement or exercise of purchased futures contracts and written put options would exceed 25% of its total assets; or (c) purchase call options if, as a result, the current value of option premiums for call options purchased by the fund would exceed 5% of the fund's total assets. These limitations do not apply to options attached to or acquired or traded together with their underlying securities, and do not apply to securities that incorporate features similar to options.
The above limitations on the funds' investments in futures contracts and options, and the funds' policies regarding futures contracts and options discussed elsewhere in this SAI, may be changed as regulatory agencies permit.
LIQUIDITY OF OPTIONS AND FUTURES CONTRACTS. There is no assurance a liquid secondary market will exist for any particular options or futures contract at any particular time. Options may have relatively low trading volume and liquidity if their strike prices are not close to the underlying instrument's current price. In addition, exchanges may establish daily price fluctuation limits for options and futures contracts, and may halt trading if a contract's price moves upward or downward more than the limit in a given day. On volatile trading days when the price fluctuation limit is reached or a trading halt is imposed, it may be impossible for a fund to enter into new positions or close out existing positions. If the secondary market for a contract is not liquid because of price fluctuation limits or otherwise, it could prevent prompt liquidation of unfavorable positions, and potentially could require a fund to continue to hold a position until delivery or expiration regardless of changes in its value. As a result, a fund's access to other assets held to cover its options or futures positions could also be impaired.
OTC OPTIONS. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size, and strike price, the terms of over-the-counter (OTC) options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract. While this type of arrangement allows the funds greater flexibility to tailor an option to its needs, OTC options generally involve greater credit risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded.
PURCHASING PUT AND CALL OPTIONS. By purchasing a put option, a fund obtains the right (but not the obligation) to sell the option's underlying instrument at a fixed strike price. In return for this right, the fund pays the current market price for the option (known as the option premium). Options have various types of underlying instruments, including specific securities, indices of securities prices, and futures contracts. The fund may terminate its position in a put option it has purchased by allowing it to expire or by exercising the option. If the option is allowed to expire, the fund will lose the entire premium it paid. If the fund exercises the option, it completes the sale of the underlying instrument at the strike price. A fund may also terminate a put option position by closing it out in the secondary market at its current price, if a liquid secondary market exists.
The buyer of a typical put option can expect to realize a gain if security prices fall substantially. However, if the underlying instrument's price does not fall enough to offset the cost of purchasing the option, a put buyer can expect to suffer a loss (limited to the amount of the premium paid, plus related transaction costs).
The features of call options are essentially the same as those of put options, except that the purchaser of a call option obtains the right to purchase, rather than sell, the underlying instrument at the option's strike price. A call buyer typically attempts to participate in potential price increases of the underlying instrument with risk limited to the cost of the option if security prices fall. At the same time, the buyer can expect to suffer a loss if security prices do not rise sufficiently to offset the cost of the option.
WRITING PUT AND CALL OPTIONS. When a fund writes a put option, it takes the opposite side of the transaction from the option's purchaser. In return for receipt of the premium, the fund assumes the obligation to pay the strike price for the option's underlying instrument if the other party to the option chooses to exercise it. When writing an option on a futures contract, the fund will be required to make margin payments to an FCM as described above for futures contracts. A fund may seek to terminate its position in a put option it writes before exercise by closing out the option in the secondary market at its current price. If the secondary market is not liquid for a put option the fund has written, however, the fund must continue to be prepared to pay the strike price while the option is outstanding, regardless of price changes, and must continue to set aside assets to cover its position.
If security prices rise, a put writer would generally expect to profit, although its gain would be limited to the amount of the premium it received. If security prices remain the same over time, it is likely that the writer will also profit, because it should be able to close out the option at a lower price. If security prices fall, the put writer would expect to suffer a loss. This loss should be less than the loss from purchasing the underlying instrument directly, however, because the premium received for writing the option should mitigate the effects of the decline. Writing a call option obligates a fund to sell or deliver the option's underlying instrument, in return for the strike price, upon exercise of the option. The characteristics of writing call options are similar to those of writing put options, except that writing calls generally is a profitable strategy if prices remain the same or fall. Through receipt of the option premium, a call writer mitigates the effects of a price decline. At the same time, because a call writer must be prepared to deliver the underlying instrument in return for the strike price, even if its current value is greater, a call writer gives up some ability to participate in security price increases.
ILLIQUID INVESTMENTS are investments that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. Under the supervision of the Board of Trustees, FMR determines the liquidity of a fund's investments and, through reports from FMR, the Board monitors investments in illiquid instruments. In determining the liquidity of a fund's investments, FMR may consider various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the fund's rights and obligations relating to the investment).
For the money market fund, FMR may determine some restricted securities and municipal lease obligations to be illiquid.
For the bond funds, investments currently considered to be illiquid include over-the-counter options. Also, FMR may determine some restricted securities and municipal lease obligations to be illiquid. However, with respect to over-the-counter options a fund writes, all or a portion of the value of the underlying instrument may be illiquid depending on the assets held to cover the option and the nature and terms of any agreement the fund may have to close out the option before expiration.
In the absence of market quotations, illiquid investments for the money market funds are valued for purposes of monitoring amortized cost valuation, and for the bond funds are priced at fair value as determined in good faith by a committee appointed by the Board of Trustees. If through a change in values, net assets, or other circumstances, a fund were in a position where more than 10% of its net assets was invested in illiquid securities, it would seek to take appropriate steps to protect liquidity. INDEXED SECURITIES. Each fund may purchase securities whose prices are indexed to the prices of other securities, securities indices, or other financial indicators. Indexed securities typically, but not always, are debt securities or deposits whose value at maturity or coupon rate is determined by reference to a specific instrument or statistic. Indexed securities may have principal payments as well as coupon payments that depend on the performance of one or more interest rates. Their coupon rates or principal payments may change by several percentage points for every 1% interest rate change. One example of indexed securities is inverse floaters.
The performance of indexed securities depends to a great extent on the performance of the security or other instrument to which they are indexed, and may also be influenced by interest rate changes. At the same time, indexed securities are subject to the credit risks associated with the issuer of the security, and their values may decline substantially if the issuer's creditworthiness deteriorates. Indexed securities may be more volatile than the underlying instruments.
INTERFUND BORROWING AND LENDING PROGRAM. Pursuant to an exemptive order issued by the SEC, each fund has received permission to lend money to, and borrow money from, other funds advised by FMR or its affiliates, but each fund currently intends to participate in this program only as a borrower. Interfund borrowings normally extend overnight, but can have a maximum duration of seven days. A fund will borrow through the program only when the costs are equal to or lower than the costs of bank loans. Loans may be called on one day's notice, and a fund may have to borrow from a bank at a higher interest rate if an interfund loan is called or not renewed.
INVERSE FLOATERS have variable interest rates that typically move in the opposite direction from prevailing short-term interest rate levels - rising when prevailing short-term interest rates fall, and vice versa. This interest rate feature can make the prices of inverse floaters considerably more volatile than bonds with comparable maturities.
LOWER-QUALITY MUNICIPAL SECURITIES. The bond funds may invest a portion of their assets in lower-quality municipal securities as described in the Prospectus.
While the market for California municipals is considered to be substantial, adverse publicity and changing investor perceptions may affect the ability of outside pricing services used by a fund to value its portfolio securities, and the fund's ability to dispose of lower-quality bonds. The outside pricing services are monitored by FMR and reported to the Board to determine whether the services are furnishing prices that accurately reflect fair value. The impact of changing investor perceptions may be especially pronounced in markets where municipal securities are thinly traded.
Each fund may choose, at its expense or in conjunction with others, to pursue litigation or otherwise exercise its rights as a security holder to seek to protect the interests of security holders if it determines this to be in the best interest of the fund's shareholders.
MARKET DISRUPTION RISK. The value of municipal securities may be affected by uncertainties in the municipal market related to legislation or litigation involving the taxation of municipal securities or the rights of municipal securities holders in the event of a bankruptcy. Municipal bankruptcies are relatively rare, and certain provisions of the U.S. Bankruptcy Code governing such bankruptcies are unclear and remain untested. Further, the application of state law to municipal issuers could produce varying results among the states or among municipal securities issuers within a state. These legal uncertainties could affect the municipal securities market generally, certain specific segments of the market, or the relative credit quality of particular securities. Any of these effects could have a significant impact on the prices of some or all of the municipal securities held by a fund, making it more difficult for the money market fund to maintain a stable net asset value per share.
MONEY MARKET SECURITIES are high-quality, short-term obligations. Some money market securities employ a trust or other similar structure to modify the maturity, price characteristics, or quality of financial assets. For example, put features can be used to modify the maturity of a security or interest rate adjustment features can be used to enhance price stability. If the structure does not perform as intended, adverse tax or investment consequences may result. Neither the Internal Revenue Service (IRS) nor any other regulatory authority has ruled definitively on certain legal issues presented by structured securities. Future tax or other regulatory determinations could adversely affect the value, liquidity, or tax treatment of the income received from these securities or the nature and timing of distributions made by the funds.
MUNICIPAL SECTORS:
ELECTRIC UTILITIES. The electric utilities industry has been experiencing, and will continue to experience, increased competitive pressures. Federal legislation in the last two years will open transmission access to any electricity supplier, although it is not presently known to what extent competition will evolve. Other risks include: (a) the availability and cost of fuel, (b) the availability and cost of capital, (c) the effects of conservation on energy demand, (d) the effects of rapidly changing environmental, safety, and licensing requirements, and other federal, state, and local regulations, (e) timely and sufficient rate increases, and
(f) opposition to nuclear power.
HEALTH CARE. The health care industry is subject to regulatory action by a number of private and governmental agencies, including federal, state, and local governmental agencies. A major source of revenues for the health care industry is payments from the Medicare and Medicaid programs. As a result, the industry is sensitive to legislative changes and reductions in governmental spending for such programs. Numerous other factors may affect the industry, such as general and local economic conditions; demand for services; expenses (including malpractice insurance premiums); and competition among health care providers. In the future, the following elements may adversely affect health care facility operations: adoption of legislation proposing a national health insurance program; other state or local health care reform measures; medical and technological advances which dramatically alter the need for health services or the way in which such services are delivered; changes in medical coverage which alter the traditional fee-for-service revenue stream; and efforts by employers, insurers, and governmental agencies to reduce the costs of health insurance and health care services.
HOUSING. Housing revenue bonds are generally issued by a state, county, city, local housing authority, or other public agency. They generally are secured by the revenues derived from mortgages purchased with the proceeds of the bond issue. It is extremely difficult to predict the supply of available mortgages to be purchased with the proceeds of an issue or the future cash flow from the underlying mortgages. Consequently, there are risks that proceeds will exceed supply, resulting in early retirement of bonds, or that homeowner repayments will create an irregular cash flow. Many factors may affect the financing of multi-family housing projects, including acceptable completion of construction, proper management, occupancy and rent levels, economic conditions, and changes to current laws and regulations.
WATER AND SEWER. Water and sewer revenue bonds are often considered to have relatively secure credit as a result of their issuer's importance, monopoly status, and generally unimpeded ability to raise rates. Despite this, lack of water supply due to insufficient rain, run-off, or snow pack is a concern that has led to past defaults. Further, public resistance to rate increases, costly environmental litigation, and Federal environmental mandates are challenges faced by issuers of water and sewer bonds. MUNICIPAL LEASES and participation interests therein may take the form of a lease, an installment purchase, or a conditional sale contract and are issued by state and local governments and authorities to acquire land or a wide variety of equipment and facilities. Generally, the funds will not hold such obligations directly as a lessor of the property, but will purchase a participation interest in a municipal obligation from a bank or other third party. A participation interest gives a fund a specified, undivided interest in the obligation in proportion to its purchased interest in the total amount of the obligation.
Municipal leases frequently have risks distinct from those associated with general obligation or revenue bonds. State constitutions and statutes set forth requirements that states or municipalities must meet to incur debt. These may include voter referenda, interest rate limits, or public sale requirements. Leases, installment purchases, or conditional sale contracts (which normally provide for title to the leased asset to pass to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting their constitutional and statutory requirements for the issuance of debt. Many leases and contracts include "non-appropriation clauses" providing that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for such purposes by the appropriate legislative body on a yearly or other periodic basis. Non-appropriation clauses free the issuer from debt issuance limitations.
PUT FEATURES entitle the holder to sell a security back to the issuer or a third party at any time or at specified intervals. They are subject to the risk that the put provider is unable to honor the put feature (purchase the security). Put providers often support their ability to buy securities on demand by obtaining letters of credit or other guarantees from other entities. Demand features, standby commitments, and tender options are types of put features.
QUALITY AND MATURITY (MONEY MARKET FUND ONLY). Pursuant to procedures adopted by the Board of Trustees, the funds may purchase only high-quality securities that FMR believes present minimal credit risks. To be considered high-quality, a security must be rated in accordance with applicable rules in one of the two highest categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security); or, if unrated, judged to be of equivalent quality by FMR.
High-quality securities are divided into "first tier" and "second tier" securities. First tier securities are those deemed to be in the highest rating category (e.g., Standard & Poor's A-1 or SP-1), and second tier securities are those deemed to be in the second highest rating category (e.g., Standard & Poor's A-2 or SP-2).
The fund currently intends to limit its investments to securities with remaining maturities of 397 days or less, and to maintain a dollar-weighted average maturity of 90 days or less. When determining the maturity of a security, the fund may look to an interest rate reset or demand feature. REFUNDING CONTRACTS. A fund may purchase securities on a when-issued basis in connection with the refinancing of an issuer's outstanding indebtedness. Refunding contracts require the issuer to sell and the fund to buy refunded municipal obligations at a stated price and yield on a settlement date that may be several months or several years in the future. A fund generally will not be obligated to pay the full purchase price if it fails to perform under a refunding contract. Instead, refunding contracts generally provide for payment of liquidated damages to the issuer (currently 15-20% of the purchase price). A fund may secure its obligations under a refunding contract by depositing collateral or a letter of credit equal to the liquidated damages provisions of the refunding contract. When required by SEC guidelines, a fund will place liquid assets in a segregated custodial account equal in amount to its obligations under refunding contracts. REPURCHASE AGREEMENTS. In a repurchase agreement, a fund purchases a security and simultaneously commits to sell that security back to the original seller at an agreed-upon price. The resale price reflects the purchase price plus an agreed-upon incremental amount which is unrelated to the coupon rate or maturity of the purchased security. To protect the fund from the risk that the original seller will not fulfill its obligation, the securities are held in an account of the fund at a bank, marked-to-market daily, and maintained at a value at least equal to the sale price plus the accrued incremental amount. While it does not presently appear possible to eliminate all risks from these transactions (particularly the possibility that the value of the underlying security will be less than the resale price, as well as delays and costs to a fund in connection with bankruptcy proceedings), it is each fund's current policy to engage in repurchase agreement transactions with parties whose creditworthiness has been reviewed and found satisfactory by FMR.
RESTRICTED SECURITIES generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the Securities Act of 1933, or in a registered public offering. Where registration is required, a fund may be obligated to pay all or part of the registration expense and a considerable period may elapse between the time it decides to seek registration and the time it may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, a fund might obtain a less favorable price than prevailed when it decided to seek registration of the security. However, in general, the money market fund anticipates holding restricted securities to maturity or selling them in an exempt transaction.
REVERSE REPURCHASE AGREEMENTS. In a reverse repurchase agreement, a fund sells a portfolio instrument to another party, such as a bank or broker-dealer, in return for cash and agrees to repurchase the instrument at a particular price and time. While a reverse repurchase agreement is outstanding, the fund will maintain appropriate liquid assets in a segregated custodial account to cover its obligation under the agreement. A fund will enter into reverse repurchase agreements only with parties whose creditworthiness has been found satisfactory by FMR. Such transactions may increase fluctuations in the market value of the fund's assets and may be viewed as a form of leverage.
SOURCES OF CREDIT OR LIQUIDITY SUPPORT. FMR may rely on its evaluation of the credit of a bank or other entity in determining whether to purchase a security supported by a letter of credit guarantee, put or demand feature, insurance or other source of credit or liquidity. In evaluating the credit of a foreign bank or other foreign entities, FMR will consider whether adequate public information about the entity is available and whether the entity may be subject to unfavorable political or economic developments, currency controls, or other government restrictions that might affect its ability to honor its commitment.
STANDBY COMMITMENTS are puts that entitle holders to same-day settlement at an exercise price equal to the amortized cost of the underlying security plus accrued interest, if any, at the time of exercise. Each fund may acquire standby commitments to enhance the liquidity of portfolio securities.
Ordinarily a fund will not transfer a standby commitment to a third party, although it could sell the underlying municipal security to a third party at any time. A fund may purchase standby commitments separate from or in conjunction with the purchase of securities subject to such commitments. In the latter case, the fund would pay a higher price for the securities acquired, thus reducing their yield to maturity.
Issuers or financial intermediaries may obtain letters of credit or other guarantees to support their ability to buy securities on demand. FMR may rely upon its evaluation of a bank's credit in determining whether to support an instrument supported by a letter of credit. In evaluating a foreign bank's credit, FMR will consider whether adequate public information about the bank is available and whether the bank may be subject to unfavorable political or economic developments, currency controls, or other governmental restrictions that might affect the bank's ability to honor its credit commitment.
Standby commitments are subject to certain risks, including the ability of issuers of standby commitments to pay for securities at the time the commitments are exercised; the fact that standby commitments are not marketable by the funds; and the possibility that the maturities of the underlying securities may be different from those of the commitments. TENDER OPTION BONDS are created by coupling an intermediate- or long-term, fixed-rate, tax-exempt bond (generally held pursuant to a custodial arrangement) with a tender agreement that gives the holder the option to tender the bond at its face value. As consideration for providing the tender option, the sponsor (usually a bank, broker-dealer, or other financial institution) receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate (determined by a remarketing or similar agent) that would cause the bond, coupled with the tender option, to trade at par on the date of such determination. After payment of the tender option fee, a fund effectively holds a demand obligation that bears interest at the prevailing short-term tax-exempt rate. In selecting tender option bonds for the funds, FMR will consider the creditworthiness of the issuer of the underlying bond, the custodian, and the third party provider of the tender option. In certain instances, a sponsor may terminate a tender option if, for example, the issuer of the underlying bond defaults on interest payments.
VARIABLE AND FLOATING RATE SECURITIES provide for periodic adjustments of the interest rate paid on the security. Variable rate securities provide for a specified periodic adjustment in the interest rate, while floating rate securities have interest rates that change whenever there is a change in a designated benchmark rate. Some variable or floating rate securities have put features.
ZERO COUPON BONDS do not make regular interest payments. Instead, they are sold at a deep discount from their face value and are redeemed at face value when they mature. Because zero coupon bonds do not pay current income, their prices can be very volatile when interest rates change. In calculating its daily dividend, a fund takes into account as income a portion of the difference between a zero coupon bond's purchase price and its face value.
SPECIAL CONSIDERATIONS AFFECTING CALIFORNIA
 Certain California constitutional amendments, legislative measures, executive orders, administrative regulations, and voter initiatives, as discussed below, could adversely affect the market values and marketability of, or result in default of, existing obligations, including obligations that may be held by the fund. Obligations of the state or local governments may also be affected by budgetary pressures affecting the State of California (the State) and economic conditions in the State. Interest income to the fund could also be adversely affected. The following discussion highlights only some of the more significant financial trends and problems, and is based on information drawn from official statements and prospectuses relating to securities offerings of the State, its agencies, or instrumentalities, as available as of the date of this SAI. FMR has not independently verified any of the information contained in such official statements and other publicly available documents, but is not aware of any fact which would render such information inaccurate. CONSTITUTIONAL LIMITATIONS ON TAXES, OTHER CHARGES AND APPROPRIATIONS
 LIMITATIONS ON PROPERTY TAXES. Certain obligations held by the fund may be obligations of issuers that rely in whole or in part, directly or indirectly, on AD VALOREM property taxes as a source of revenue. The taxing powers of local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Proposition 13 limits to 1% of full cash value the rate of AD VALOREM property taxes on real property and generally restricts the increase in taxes upon reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise AD VALOREM taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.
Under Article XIIIA, the basic 1% AD VALOREM tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975 if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits were filed challenging the acquisition-based assessment system of Proposition 13, but on June 18, 1992, the U.S. Supreme Court announced a decision upholding Proposition 13.
Article XIIIA prohibits local governments from raising revenues through AD VALOREM property taxes above the 1% limit; it also requires voters of any government unit to give 2/3 approval to levy any "special tax." However, court decisions allowed non-voter-approved levies of "general taxes" which were not dedicated to a specific use.
LIMITATIONS ON OTHER TAXES, FEES AND CHARGES. On November 5, 1996, the voters of the State approved Proposition 218, called the "Right to Vote on Taxes Act." Proposition 218 added Article XIIIC and XIIID to the State Constitution, which contain a number of provisions affecting the ability of local agencies to levy and collect both existing and future taxes, assessments, fees and charges.
Article XIIIC requires that all new or increased local taxes be submitted to the electorate before they become effective. Taxes for general governmental purposes require a majority vote and taxes for specific purposes require a two-thirds vote. Further, any general purpose tax which was imposed, extended or increased without voter approval after December 31, 1994 must be approved by a majority vote within two years.
Article XIIID contains several new provisions making it generally more difficult for local agencies to levy and maintain "assessments" for municipal services and programs. Article XIIID also contains several new provisions affecting "fees" and "charges," defined for purposes of Article XIIID to mean "any levy other than an AD VALOREM tax, a special tax, or an assessment, imposed by a [local government] upon a parcel or upon a person as an incident of property ownership, including a user fee or charge for a property related service." All new and existing property related fees and charges must conform to requirements prohibiting, among other things, fees and charges which generate revenues exceeding the funds required to provide the property related service or are used for unrelated purposes. There are new notice, hearing and protest procedures for levying or increasing property related fees and charges, and, except for fees or charges for sewer, water and refuse collection services (or fees for electrical and gas service, which are not treated as "property related" for purposes of
Article XIIID), no property related fee or charge may be imposed or increased without majority approval by the property owners subject to the fee or charge or, at the option of the local agency, two-thirds voter approval by the electorate residing in the affected area.
In addition to the provisions described above, Article XIIIC removes limitations on the initiative power in matters of local taxes, assessments, fees and charges. Consequently, local voters could, by future initiative, repeal, reduce or prohibit the future imposition or increase of any local tax assessment, fee or charge. It is unclear how this right of local initiative may be used in cases where taxes or charges have been or will be specifically pledged to secure debt issues.
The interpretation and application of Proposition 218 will ultimately be determined by the courts with respect to a number of matters, and it is not possible at this time to predict with certainty the outcome of such determinations. Proposition 218 is generally viewed as restricting the fiscal flexibility of local governments, and for this reason, some ratings of California cities and counties have been, and others may be, reduced. APPROPRIATIONS LIMITS. The State and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges, or other fees to the extent that such proceeds exceed the cost of providing the product or service; but "proceeds of taxes" for local governments exclude most State subventions. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges of fees and certain other non-tax funds, including bond proceeds.
Among the expenditures not included in the Article XIIIB appropriations limit are: (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters; (2) appropriations arising from certain emergencies declared by the Governor;
(3) appropriations for certain capital outlay projects; and (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees.
The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized by Proposition 111 to follow more closely growth in the State's economy. For the 1990-91 fiscal year, each unit of government has recalculated its appropriations limit by taking the actual 1986-87 limit and applying the Proposition 111 annual adjustments forward to 1990-91. This was expected to raise the limit in most cases.
Under Proposition 111, "excess" revenues are measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of an excess revenues is to be distributed to K-12 school and community college districts (collectively, K-14 districts) and the other 50% is to be refunded to taxpayers.
In the years immediately following enactment, very few California governmental entities operated near their appropriations limit. In the mid-to-late 1980's, many entities were at or approaching their limit, and several successfully obtained voter approval for four-year waivers of the limit. Since Proposition 111, the appropriations limit has again ceased to be a practical limit on California governments, but this condition may change in the future. During FY 1986-87, State receipts from proceeds of taxes exceeded its appropriations limit by $1.138 billion, which was returned to taxpayers. Since that time, appropriations subject to limitation were under the State limit. The 1996-97 Budget provides for State appropriations more than $7.0 billion under the limit for FY 1996-97. OBLIGATIONS OF THE STATE OF CALIFORNIA
As of October 1, 1996, the State had approximately $17.8 billion of general obligation bonds outstanding (including $272 million of commercial paper notes which are intended to be refinanced by future bond sales), and $7.6 billion remained authorized but unissued. In addition, at June 30, 1996, the State had lease-purchase obligations, payable from the State's General Fund, of approximately $5.8 billion. State voters approved an additional $2.1 billion of new bonds on the November 5, 1996 ballot. Of the State's outstanding general obligation debt, approximately 21% is presently self-liquidating (for which program revenues are anticipated to be sufficient to reimburse the General Fund for debt service payments). In FY 1995-96, debt service on general obligation bonds and lease-purchase debt was approximately 5.2% of General Fund revenues. The State has paid the principal of and interest on its general obligation bonds, lease-purchase debt, and short-term obligations when due.
ECONOMY
The State's economy is the largest among the 50 states and one of the largest in the world. The State's population grew by 27% in the 1980s and, at over 32 million, it now represents over 12% of the total U.S. population. Total personal income in the State, at an estimated $748 billion in 1995, accounts for more than 12% of all personal income in the nation. Total employment in 1995 was over 14 million, the majority of which is in the service, trade, and manufacturing sectors.
From mid-1990 to late 1993, the State suffered a recession with the worst economic, fiscal and budget conditions since the 1930s. Construction, manufacturing (especially aerospace), and financial services, among others, were all severely affected, particularly in Southern California. Job losses were the worst of any post-war recession. Employment levels stabilized by late 1993 and steady growth has occurred since the start of 1994; pre-recession job levels were reached early in 1996. Unemployment, while higher than the national average, came down significantly from the January 1994 peak of 10%. Economic indicators show a steady recovery underway in California since the start of 1994, particularly in export-related industries, services, electronics, entertainment and tourism, although the residential housing sector has been weaker than in previous recoveries. Any delay or reversal of the economic recovery may cause a recurrence of revenue shortfalls for the State.
RECENT STATE FINANCIAL RESULTS
The principal sources of State General Fund revenues in 1994-95 were the California personal income tax (43% of total revenues), the sales tax (34%), bank and corporation taxes (13%), and the gross premium tax on insurance (3%). The State maintains a Special Fund for Economic Uncertainties (the SFEU), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund, but which is required to be replenished as soon as sufficient revenues are available. Year-end balances in the SFEU are included for financial reporting purposes in the General Fund balance. In recent years (but not in the past four years, as the recession cut revenues and created a deficit), the State has budgeted to maintain the SFEU at around 3% of General Fund expenditures.
Throughout the 1980s, State spending increased rapidly as the State population and economy also grew rapidly, including many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a 2/3 vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 35%).
Since the start of FY 1990-91 until FY 1995-96, the State faced adverse economic, fiscal, and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates significantly higher than the growth rates for the principal revenue sources of the General Fund. These structural concerns will continue in future years; in particular, it is anticipated that there will be a need to increase capital and operating costs of the correctional system in response to a "Three Strikes" law enacted in 1994 which mandates life imprisonment for certain felony offenders.
RECENT BUDGETS. As a result of these factors, among others, from the late 1980s until 1992-93 the State had a period of nearly chronic budget imbalance, with expenditures exceeding revenues in four out of six years, and the State accumulated and sustained a budget deficit in the SFEU approaching $2.8 billion at its peak at June 30, 1993. Starting in FY 1990-91 and for each year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance and to close large "budget gaps" which were identified. The Legislature and Governor eventually agreed on a number of different steps to produce Budget Acts in the years 1991-92 to 1995-96, including:
(medium solid bullet) significant cuts in health and welfare program expenditures;
(medium solid bullet) transfers of program responsibilities and some funding sources from the State to local governments, coupled with some reduction in mandates on local government;
(medium solid bullet) transfer of about $3.6 billion in annual local property tax revenues from cities, counties, redevelopment agencies and some other districts to local school districts, thereby reducing state funding for schools;
(medium solid bullet) reduction in growth of support for higher education programs, coupled with increases in student fees;
(medium solid bullet) revenue increase (particularly in the FY 1991-92 budget), most of which were for a short duration;
(medium solid bullet) increased reliance on aid from the federal government to offset the costs of incarcerating, educating and providing health and welfare services to undocumented aliens (although these efforts have produced much less federal aid than the State Administration had requested); and
(medium solid bullet) various one-time adjustment and accounting changes. Despite these budget actions, the effects of the recession led to large unanticipated deficits in the SFEU, as compared to projected positive balances. By the start of FY 1993-94, the accumulated deficit was so large (almost $2.8 billion) that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit past the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, to carry the final retirement of the deficit into 1995-96.
The combination of stringent budget actions cutting State expenditures and the turnaround of the economy starting in late 1993 finally led to the restoration of positive financial results. While General Fund revenues and expenditures were essentially equal in FY 1992-93 (following two years of excess expenditures over revenues), the General Fund had positive operating results in FY 1993-94, FY 1994-95 and FY 1995-96, which reduced the accumulated budget deficit to less than $100 million as of June 30, 1996. The State Department of Finance estimated that the General Fund received revenues of about $46.3 billion in FY 1995-96, more than $2 billion higher than was originally expected, as a result of the strengthening economy. Expenditures totaled about $45.4 billion, also about $2 billion higher than budgeted, because, among other factors, the State Constitution requires disbursement of a percentage of revenues to local school districts and federal actions to reduce welfare costs and to pay for costs of illegal immigrants were not forthcoming to the extent expected.
A consequence of the accumulated budget deficits in the early 1990s, together with other factors such as disbursement of funds to local school districts "borrowed" from future fiscal years and hence not shown in the annual budget, was to significantly reduce the State's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for FY 1992-93 by July 1, 1992, which would have allowed the state to carry out its normal annual cash flow borrowing to replenish its cash reserves, the State Controller was forced to issue approximately $3.8 billion of registered warrants (IOUs) over a 2-month period to pay a variety of obligations representing prior years' (or continuing) appropriations and mandates from court orders. Available funds were used to make constitutionally-mandated payments, such as debt service on bonds and warrants.
The State's cash condition became so serious that from late spring 1992 until 1995, the State had to rely on issuance of short-term notes which matured in a subsequent fiscal year to finance its ongoing deficit and pay current obligations. With the repayment of the last of these deficit notes in April, 1996, the State does not plan to rely further on external borrowings across fiscal years, but will continue its normal cash flow borrowings during a fiscal year.
CURRENT BUDGET. The 1996-97 Budget Act was signed by the Governor on July 15, 1996, along with various implementing bills. The Legislature rejected the Governor's proposed 15% cut in personal income taxes (to be phased over three years), but did approve a 5% cut in bank and corporation taxes, to be effective for income years starting on January 1, 1997. As a result, revenues for the Fiscal Year are estimated to total $47.643 billion, a 3.3 percent increase over the final estimated 1995-96 revenues. The Budget Act contains General Fund appropriations totaling $47.251 billion, a 4.0 percent increase over the final estimated 1995-96 expenditures.
The following are principal features of the 1996-97 Budget Act:
 1. Funding for schools and community college districts increased by $1.65 billion total above revised 1995-96 levels. Almost half of this money was budgeted to fund class-size reductions in kindergarten and grades 1-3. Also, for the second year in a row, the full cost of living allowance (3.2 percent) was funded. The funding increases have brought K-12 expenditures to almost $4,800 per pupil, an almost 15% increase over the level prevailing during the recession years.
 2. Proposed cuts in health and welfare totaling $660 million. All of these cuts require federal law changes (including welfare reform, which was enacted), federal waivers, or federal budget appropriations in order to be achieved. Ultimate federal actions after enactment of the Budget Act will allow the State to save only about $360 million of this amount.
 3. A 4.9 percent increase in funding for the University of California and the California State University system, with no increases in student fees for the second consecutive year.
 4. The Budget Act assumed the federal government will provide approximately $700 million in new aid for incarceration and health care costs of illegal immigrants. These funds reduce appropriations in these categories that would otherwise have to be paid from the General Fund.
With signing of the Budget Act, the State implemented its regular cash flow borrowing program with the issuance of $3.0 billion of Revenue Anticipation Notes to mature on June 30, 1997. The Budget Act appropriated a modest budget reserve in the SFEU of $305 million, as of June 30, 1997. The General Fund fund balance, however, still reflects $1.6 billion of "loans" which the General Fund made to local schools in the recession years, representing cash outlays above the mandatory minimum funding level. Settlement of litigation over these transactions in July 1996 calls for repayment of these loans over the period ending in 2001-02, about equally split between outlays from the General Fund and from schools' entitlements. The 1996-97 Budget Act contained a $150 million appropriation from the General Fund toward this settlement.
The Department of Finance projected, when the Budget Act was passed, that, on June 30, 1997, the State's available internal borrowable (cash) resources will be $2.9 billion, after payment of all obligations due by that date, so that no external cross-fiscal year borrowing will be needed. The State will continue to rely on internal borrowing and intra-year external note borrowing to meet its cash flow requirements.
The Department of Finance has reported that, based on stronger than expected revenues during the first six months of the 1996-97 fiscal year, reflecting the continued strength of the State's economic recovery, General Fund revenues for the full 1996-97 fiscal year will be almost $1 billion above projections, at about $48.4 billion. This is expected to be offset by required increased payments to schools, and lower than expected savings resulting from federal welfare reform actions and federal aid for illegal immigrants. As a result, the expected balance of the SFEU at June 30, 1997 has been slightly reduced to about $197 million, still the first positive balance in the decade of the 90's. The State has not yet given any prediction of how the federal welfare reform law will impact the State's finances, or those of its local agencies; the State is in the midst of making many decisions concerning implementation of the new welfare law. PROPOSED 1997-98 BUDGET. On January 9, 1997, the Governor released his proposed budget for FY 1997-98. Assuming continuing strength in the economy, the Governor projects General Fund revenues of $50.7 billion, and proposes expenditures of $50.3 billion, to leave a budget reserve in the SFEU of $550 million at June 30, 1998. The Governor proposed further programs to reduce class size in lower primary grades, using excess revenues from FY 1996-97. He also proposed a further cut in corporate taxes, and sweeping changes in public assistance programs to respond to the new federal welfare reform law.
The State's financial difficulties for the past budget years and other factors noted above will result in continued pressure upon almost all local governments, especially those which depend on State aid, such as school districts and counties. While recent budgets included both permanent tax increases and actions to reduce costs of state government over the longer term, the Governor and other analysts have noted that structural imbalances still exist, and there can be no assurance that the State will not face budget gaps in the future.
The ratings of California's long-term general obligation bonds were reduced in the early 1990's from "AAA" levels which had existed prior to the recession. In 1996, Fitch and Standard & Poor's raised their ratings of California's general obligation bonds, which are currently assigned ratings of "A+" from Standard & Poor's, "A1" from Moody's and "A+" from Fitch. OBLIGATIONS OF OTHER CALIFORNIA ISSUERS
STATE ASSISTANCE. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the State's Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies; the reallocation of certain State revenues to local agencies; and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund totaled approximately $33.4 billion in FY 1995-96 (over 70% of General Fund expenditures) and has been budgeted at $35.0 billion for FY 1996-97, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3l8 billion of property tax revenues to school districts, representing reversal of the post-Proposition 13 "bailout" aid.
To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other considerations, the absolute level, or the rate of growth, of State assistance to local governments may continue to be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. A number of counties, both rural and urban, have indicated that their budgetary condition is extremely serious. At the start of FY 1995-96, Los Angeles County (L.A. County), the largest county in the State, was forced to impose significant cuts in services and personnel, particularly in the health care system, in order to balance its budget. L.A. County's debt was downgraded by Moody's and S&P in the summer of 1995. Orange County, which recently emerged from federal bankruptcy protection, has substantially reduced services and personnel in order to live within much reduced means. A school district (Richmond Unified) filed for protection under bankruptcy laws several years ago, but the petition was later dismissed; other school districts have indicated financial stress, although none has threatened bankruptcy.
ASSESSMENT BONDS. Municipal obligations which are assessment bonds or Mello-Roos bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.
CALIFORNIA LONG-TERM LEASE OBLIGATIONS. Certain State long-term lease obligations, though typically payable from the General Fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common causes of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.
Several years ago the Richmond Unified School District (District) entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders. One of the defenses raised in answer to this lawsuit was the invalidity of the original lease transaction. The trial court upheld the validity of the District's lease, and the case has been settled. However, any future judgment in a similar case against the position taken by the Trustee may have implications for lease transactions of a similar nature by other State entities.
OTHER CONSIDERATIONS. The repayment of Industrial Development Securities secured by real property may be affected by State laws limiting foreclosure rights of creditors. Health Care and Hospital Securities may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals. Limitations on AD VALOREM property taxes may particularly affect "tax allocation" bonds issued by State redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (for example, because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on State tax allocation bonds after the enactment of Article XIIIA and XIIIB, and only resumed such ratings on a selective basis.
Proposition 87, approved by State voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the issuers of Tax Allocation Securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.
Substantially all of the State is within an active geologic region subject to major seismic activity. Any California municipal obligation held by the fund could be affected by an interruption of revenue because of damaged facilities or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or
(iii) the federal or State government to appropriate sufficient funds within their respective budget limitations.
Because of the complex nature of Articles XIIIA, XIIIB, XIIIC and XIIID of the California Constitution (described briefly above), the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and the cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of these provisions or the outcome of any pending litigation with respect to those provisions on State obligations held by the fund or on the ability of the State or local governments to pay debt service on such obligations. Legislation has been or may be introduced (either in the State Legislature or by initiative) which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of State and local governments to impose new taxes or increase existing taxes. It is not presently possible to predict the extent to which any such legislation will be enacted, or if enacted, how it would affect California municipal obligations. It is also not presently possible to predict the extent of future allocations of State revenues to local governments or the abilities of State or local governments to pay the interest on, or repay the principal of, such California municipal obligations in light of future fiscal circumstances.
SPECIAL CONSIDERATIONS AFFECTING PUERTO RICO
The following only highlights some of the more significant financial trends and problems affecting the Commonwealth of Puerto Rico (the "Commonwealth" or "Puerto Rico"), and is based on information drawn from official statements and prospectuses relating to the securities offerings of Puerto Rico, its agencies and instrumentalities, as available on the date of this Statement of Additional Information. FMR has not independently verified any of the information contained in such official statements, prospectuses and other publicly available documents, but is not aware of any fact which would render such information materially inaccurate.
The economy of Puerto Rico is closely linked with that of the United States, and in fiscal 1995 trade with the United States accounted for approximately 89% of Puerto Rico's exports and approximately 65% of its imports. In this regard, in fiscal 1995 Puerto Rico experienced a $4.6 billion positive adjusted merchandise trade balance.
Since fiscal 1985 personal income, both aggregate and per capita, has increased consistently each fiscal year. In fiscal 1995 aggregate personal income was $27.0 billion ($26.2 billion in 1992 prices) and personal per capita income was $7,296 ($7,074 in 1992 prices). Gross domestic product in fiscal 1992 was $23.7 billion and gross product in fiscal 1996 was $30.2 billion; ($26.7 billion in 1992 prices). This represents an increase in gross product of 27.5% from fiscal 1992 to 1996 (12.7% in 1992 prices). For fiscal 1997, an increase in gross domestic product of 2.7% over fiscal 1996 is forecasted. However, actual growth in the Puerto Rico economy will depend on several factors including the condition of the U.S. economy, the exchange value of the U.S. dollar, the price stability of oil imports, increase in the number of visitors to the island, the level of exports, the level of federal transfers, and the cost of borrowing.
Puerto Rico's economy continued to expand throughout the five-year period from fiscal 1992 through fiscal 1996. Almost every sector of the economy participated and record levels of employment were achieved. Factors behind the continued expansion included government sponsored economic development programs, periodic declines in the exchange value of the U.S. dollar, the level of federal transfers and the relatively low cost of borrowing funds during the period.
Puerto Rico has made marked improvements in fighting unemployment. Unemployment is at a low level compared to that of the late 1970s, but it still remains significantly above the United States average and has been increasing in recent years. Despite long term improvements, the unemployment rate rose from 16.5% to 16.8% from fiscal 1992 to fiscal 1993. However, by the end of fiscal 1994, the unemployment rate dropped to 15.9% and as of the end of fiscal 1996, stands at 13.8%. Despite this downturn, there is a possibility that the unemployment rate will increase. Manufacturing is the largest sector in the economy accounting for $17.7 billion or 41.8% of gross domestic product in fiscal 1995. Manufacturing has experienced a basic change over the years as a result of the influx of higher wage, high technology industries such as the pharmaceutical industry, electronics, computers, microprocessors, scientific instruments and high technology machinery. The service sector, which includes finance, insurance, real estate, wholesale and retail trade, hotels and related services and other services, ranks second in its contribution to gross domestic product and is the sector that employs the greatest number of people. In fiscal 1995, the service sector generated $15.9 billion in gross domestic product or 37.5% of the total. Employment in this sector grew from 449,000 in fiscal 1992 to 527,000 in fiscal 1996, a cumulative increase of 17.6%, which increase was greater than the 11.8% cumulative growths in employment over the same period, providing 46.7% of total employment. The government sector of the Commonwealth plays an important role in the economy of the island. In fiscal year 1995 the government accounted for $4.5 billion or 10.6% of Puerto Rico's gross domestic product and provided 21.7% of the total employment. Tourism also contributes significantly to the island economy, accounting for $1.8 billion of gross domestic product in fiscal 1995.
The present administration has developed and is implementing a new economic development program which is based on the premise that the private sector should provide the primary impetus for economic development and growth. This new program, which is referred to as the New Economic Model, promotes changing the role of the government from one of being a provider of most basic services to that of a facilitator for private sector initiatives and encourages private sector investment by reducing government-imposed regulatory restraints.
The New Economic Model contemplates the development of initiatives that will foster private investment in, and private management of, sectors that are served more efficiently and effectively by the private enterprise. One of these initiatives has been the adoption of a new tax code intended to expand the tax base, reduce top personal and corporate tax rates, and simplify the tax system.
The New Economic Model also seeks to identify and promote areas in which Puerto Rico can compete more effectively in the global markets. Tourism has been identified as one such area because of its potential for job creation and contribution to the gross product. In 1993, a new Tourism Incentives Act and a Tourism Development Fund were implemented in order to provide special tax incentives and financing for the development of new hotel projects and the tourism industry. As a result of these initiatives, new hotels have been constructed or are under construction which have increased the number of hotel rooms on the island from 8,415 in fiscal 1992 to 10,345 in fiscal 1996 and to 12,250 by the end of fiscal 1997.
The New Economic Model also seeks to reduce the size of the government's direct contribution to gross domestic product. As part of this goal the government has transferred certain governmental operations and sold a number of its assets to private parties. Among these are: (i) the sale of the assets of the Puerto Rico Maritime Authority; (ii) the execution of a five-year management agreement for the operation and management of the Aqueducts and Sewer Authority by a private company; (iii) the execution by the Aqueducts and Sewer Authority of a construction and operating agreement with a private consortium for the design, construction, and operation of an approximately 75 million gallon per day water pipeline to the San Juan metropolitan area from the Dos Bocas reservoir in Utuado; and (iv) the execution by the Electric Power Authority of power purchase contracts with private power producers under which two cogeneration plants (with a total capacity of 800 megawatts) will be constructed.
As part of the government's program to facilitate the provision of private health services, in 1994 a new health insurance program was started in the Fajardo region to provide qualifying Puerto Rico residents with comprehensive health insurance coverage. In conjunction with this program certain public health facilities are being privatized. The administration's goal is to provide universal health insurance for such qualifying residents. The total cost of this program will depend on the number of municipalities included and the total number of participants. As of June 30, 1996, over 760,000 persons were participating in the program at an annual cost to the General Fund of approximately $296 million.
One of the factors assisting the development of the manufacturing sector in Puerto Rico has been the federal and Commonwealth tax incentives available, most notably section 936 of the Internal Revenue Code of 1986, as amended ("Section 936") and the Commonwealth's Industrial Incentives Program. The Industrial Incentives Program, through the 1987 Industrial Incentives Act, grants corporations engaged in certain qualified activities a fixed 90% exemption from Commonwealth income and property taxes and a 60% exemption from municipal license taxes during a 10, 15, 20, or 25 year period depending on location.
For many years, United States companies operating in Puerto Rico enjoyed a special tax credit that was available under Section 936 of the Code. Originally, the credit provided an effective 100% federal tax exemption for operating and qualifying investment income from Puerto Rico sources. Amendments to Section 936 made in 1993 (the "1993 Amendments") instituted two alternative methods for calculating the tax credit and limited the amount of the credit that a qualifying company could claim. These limitations are based on a percentage of qualifying income (the "percentage of income limitation") and on qualifying expenditures on wages and other wage related benefits (the "economic activity limitation", also known as the "wage credit limitation"). As a result of amendments incorporated in the Small Business Job Protection Act of 1996 enacted by the United States Congress and signed into law by President Clinton on August 20, 1996 (the "1996 Amendments"), as described below the tax credit is now being phased out over a ten-year period for existing claimants and is no longer available for corporations that establish operations in Puerto Rico after October 13, 1995 (including existing Section 936 Corporations (as defined below) to the extent substantially new operations are established in Puerto
Rico). The 1996 Amendments also moved the credit based on the economic activity limitation to Section 30A of the Code and phased it out over 10 years. In addition, the 1996 Amendments eliminated the credit previously available for income derived from certain qualified investments in Puerto Rico. The Section 30A Credit and the remaining Section 936 credit are discussed below.
SECTION 30A. The 1996 Amendments added a new Section 30A to the Code.
Section 30A permits a "qualifying domestic corporation" ("QDC") that meets certain gross income tests (which are similar to the 80% and 75% gross income tests of Section 936 of the Code discussed below) to claim a credit (the "Section 30A Credit") against the federal income tax imposed on taxable income derived from sources outside the United States from the active conduct of a trade or business in Puerto Rico or from the sale of substantially all the assets used in such business ("possession income").
A QDC is a United States corporation which (i) was actively conducting a trade or business in Puerto Rico on October 13, 1995, (ii) had a Section 936 election in effect for its taxable year that included October 13, 1995,
(iii) does not have in effect an election to use the percentage limitation of Section 936(a)(4)(B) of the Code, and (iv) does not add a "substantial new line of business."
The Section 30A Credit is limited to the sum of (i) 60% of qualified possession wages as defined in the Code, which includes wages up to 85% of the maximum earnings subject to the OASDI portion of Social Security taxes plus an allowance for fringe benefits of 15% of qualified possession wages,
(ii) a specified percentage of depreciation deductions ranging between 15% and 65%, based on the class life of tangible property, and (iii) a portion of Puerto Rico income taxes paid by the QDC, up to a 9% effective tax rate (but only if the QDC does not elect the profit-split method for allocating income from intangible property).
A QDC electing Section 30A of the code may compute the amount of its active business income, eligible for the Section 30A Credit, by using either the cost sharing formula, the profit-split formula, or the cost-plus formula, under the same rules and guidelines prescribed for such formulas as provided under Section 936 (see discussion below). To be eligible for the first two formulas, the QDC must have a significant presence in Puerto Rico.
In the case of taxable years beginning after December 31, 2001, the amount of possession income that would qualify for the Section 30A Credit would be subject to a cap based on the QDC's possession income for an average adjusted base period ending before October 14, 1995.
Section 30A applies only to taxable years beginning after December 31, 1995 and before January 1, 2006.
SECTION 936. Under Section 936 of the Code, as amended by the 1996 Amendments, and as an alternative to the Section 30A Credit, United States corporations that meet certain requirements and elect its application ("Section 936 Corporations") are entitled to credit against their United States corporate income tax, the portion of such tax attributable to income derived from the active conduct of a trade or business within Puerto Rico ("active business income") and from the sale or exchange of substantially all assets used in the active conduct of such trade or business. To qualify under Section 936 in any given taxable year, a corporation must derive for the three-year period immediately preceding the end of such taxable year,
(i) 80% or more of its gross income from sources within Puerto Rico, and
(ii) 75% or more of its gross income from the active conduct of a trade or business in Puerto Rico.
Under Section 936, a Section 936 Corporation may elect to compute its active business income, eligible for the Section 936 credit, under one of three formulas: (A) a cost-sharing formula, whereby it is allowed to claim all profits attributable to manufacturing intangibles, and other functions carried out in Puerto Rico, provided it contributes to the research and development expenses of its affiliated group or pays certain royalties; (B) a profit-split formula, whereby it is allowed to claim 50% of the net income of its affiliated group from the sale of products manufactured in Puerto Rico; or (C) a cost-plus formula, whereby it is allowed to claim a reasonable profit on the manufacturing costs incurred in Puerto Rico. To be eligible for the first two formulas, the Section 936 Corporation must have a significant business presence in Puerto Rico for purposes of the Section 936 rules.
As a result of the 1993 Amendments and the 1996 Amendments, the Section 936 credit is only available to companies that elect the percentage of income limitation and is limited in amount to 40% of the credit allowable prior to the 1993 Amendments, subject to a five-year phase-in period from 1994 to 1998 during which period the percentage of the allowable credit is reduced from 60% to 40%.
In the case of taxable years beginning on or after 1998, the possession income subject to the 936 credit will be subject to a cap based on the
Section 936 Corporation's possession income for an average adjusted base period ending on October 14, 1995. The 936 credit is eliminated for taxable years beginning in 2006.
OUTLOOK. It is not possible at this time to determine the long-term effect on the Puerto Rico economy of the enactment of the 936 Amendments. The Government of Puerto Rico does not believe there will be short-term or medium-term material adverse effects on Puerto Rico's economy as a result of the enactment of the 1996 Amendments. The Government of Puerto Rico further believes that during the phase-out period sufficient time exists to implement additional incentive programs to safeguard Puerto Rico's competitive position. Additionally, the Governor intends to propose a new federal incentive program similar to what is now provided under Section 30A. Such program would provide U.S. companies a tax credit based on qualifying wages paid, other wage related expenses such as fringe benefits, depreciation expenses for certain tangible assets, and research and development expenses, and would restore the credit granted to passive income under Section 936 prior to its repeal by the 1996 Amendments. Under the Governor's proposal, the credit granted to qualifying companies would continue in effect until Puerto Rico shows, among other things, substantial economic improvements in terms of certain economic parameters.
PORTFOLIO TRANSACTIONS
All orders for the purchase or sale of portfolio securities are placed on behalf of each fund by FMR pursuant to authority contained in the fund's management contract. In the case of the money market fund, FMR has granted investment management authority to the sub-adviser (see the section entitled "Management Contracts"), and the sub-adviser is authorized to place orders for the purchase and sale of portfolio securities, and will do so in accordance with the policies described below. FMR is also responsible for the placement of transaction orders for other investment companies and accounts for which it or its affiliates act as investment adviser. Securities purchased and sold by the money market fund generally will be traded on a net basis (i.e., without commission). In selecting broker-dealers, subject to applicable limitations of the federal securities laws, FMR considers various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability, and financial condition of the broker-dealer firm; the broker-dealer's execution services rendered on a continuing basis; and the reasonableness of any commissions.
The funds may execute portfolio transactions with broker-dealers who provide research and execution services to the funds or other accounts over which FMR or its affiliates exercise investment discretion. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing, or selling securities; and the availability of securities or the purchasers or sellers of securities. In addition, such broker-dealers may furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and performance of accounts; effect securities transactions, and perform functions incidental thereto (such as clearance and settlement). FMR maintains a listing of broker-dealers who provide such services on a regular basis. However, as many transactions on behalf of the money market fund are placed with broker-dealers (including broker-dealers on the list) without regard to the furnishing of such services, it is not possible to estimate the proportion of such transactions directed to such broker-dealers solely because such services were provided. The selection of such broker-dealers generally is made by FMR (to the extent possible consistent with execution considerations) based upon the quality of research and execution services provided.
The receipt of research from broker-dealers that execute transactions on behalf of the funds may be useful to FMR in rendering investment management services to the funds or its other clients, and conversely, such research provided by broker-dealers who have executed transaction orders on behalf of other FMR clients may be useful to FMR in carrying out its obligations to the funds. The receipt of such research has not reduced FMR's normal independent research activities; however, it enables FMR to avoid the additional expenses that could be incurred if FMR tried to develop comparable information through its own efforts.
Subject to applicable limitations of the federal securities laws, broker-dealers may receive commissions for agency transactions that are in excess of the amount of commissions charged by other broker-dealers in recognition of their research and execution services. In order to cause each fund to pay such higher commissions, FMR must determine in good faith that such commissions are reasonable in relation to the value of the brokerage and research services provided by such executing broker-dealers, viewed in terms of a particular transaction or FMR's overall responsibilities to the funds and its other clients. In reaching this determination, FMR will not attempt to place a specific dollar value on the brokerage and research services provided, or to determine what portion of the compensation should be related to those services.
FMR is authorized to use research services provided by, and to place portfolio transactions with, brokerage firms that have provided assistance in the distribution of shares of the funds, or shares of other Fidelity funds to the extent permitted by law. FMR may use research services provided by, and place agency transactions with, Fidelity Brokerage Services, Inc. (FBSI), a subsidiary of FMR Corp., if the commissions are fair, reasonable, and comparable to commissions charged by non-affiliated, qualified brokerage firms for similar services.
Section 11(a) of the Securities Exchange Act of 1934 prohibits members of national securities exchanges from executing exchange transactions for accounts which they or their affiliates manage, unless certain requirements are satisfied. Pursuant to such requirements, the Board of Trustees has authorized FBSI to execute portfolio transactions on national securities exchanges in accordance with approved procedures and applicable SEC rules. Each fund's Trustees periodically review FMR's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the funds and review the commissions paid by each fund over representative periods of time to determine if they are reasonable in relation to the benefits to the fund.
For the fiscal periods ended February 1997 and 1996, the portfolio turnover rates were 22% and 35%, respectively for Spartan California Intermediate and 23% and 38%, respectively for Spartan California Income.
For the fiscal years ended February 1997, 1996, and 1995, the funds paid no brokerage commissions.
From time to time the Trustees will review whether the recapture for the benefit of the funds of some portion of the brokerage commissions or similar fees paid by the funds on portfolio transactions is legally permissible and advisable. Each fund seeks to recapture soliciting broker-dealer fees on the tender of portfolio securities, but at present no other recapture arrangements are in effect. The Trustees intend to continue to review whether recapture opportunities are available and are legally permissible and, if so, to determine in the exercise of their business judgment whether it would be advisable for each fund to seek such recapture.
Although the Trustees and officers of each fund are substantially the same as those of other funds managed by FMR, investment decisions for each fund are made independently from those of other funds managed by FMR or accounts managed by FMR affiliates. It sometimes happens that the same security is held in the portfolio of more than one of these funds or accounts. Simultaneous transactions are inevitable when several funds and accounts are managed by the same investment adviser, particularly when the same security is suitable for the investment objective of more than one fund or account.
When two or more funds are simultaneously engaged in the purchase or sale of the same security, the prices and amounts are allocated in accordance with procedures believed to be appropriate and equitable for each fund. In some cases this system could have a detrimental effect on the price or value of the security as far as each fund is concerned. In other cases, however, the ability of the funds to participate in volume transactions will produce better executions and prices for the funds. It is the current opinion of the Trustees that the desirability of retaining FMR as investment adviser to each fund outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.
VALUATION
For the Money Market Fund, Fidelity Service Company, Inc. (FSC) normally determines the fund's net asset value per share (NAV) as of the close of the New York Stock Exchange (NYSE) (normally 4:00 p.m. Eastern time). For the bond funds, FSC normally determines each fund's NAV as of the close of the NYSE (normally 4:00 p.m. Eastern time). The valuation of portfolio securities is determined as of this time for the purpose of computing each fund's NAV.
TAX-FREE BOND FUNDS. Portfolio securities are valued by various methods, if quotations are not available. Fixed-income securities are usually valued on the basis of information furnished by a pricing service that uses a valuation matrix which incorporates both dealer-supplied valuations and electronic data processing techniques. Use of pricing services has been approved by the Board of Trustees. A number of pricing services are available, and the funds may use various pricing services or discontinue the use of any pricing service.
Futures contracts and options are valued on the basis of market quotations, if available. Securities of other open-end investment companies are valued at their respective NAVs.
Securities and other assets for which there is no readily available market value are valued in good faith by a committee appointed by the Board of Trustees. The procedures set forth above need not be used to determine the value of the securities owned by the fund if, in the opinion of a committee appointed by the Board of Trustees, some other method would more accurately reflect the fair market value of such securities.
MONEY MARKET FUND. Portfolio securities and other assets are valued on the basis of amortized cost. This technique involves initially valuing an instrument at its cost as adjusted for amortization of premium or accretion of discount rather than its current market value. The amortized cost value of an instrument may be higher or lower than the price the fund would receive if it sold the instrument. Securities of other open-end investment companies are valued at their respective NAVs.
During periods of declining interest rates, the fund's yield based on amortized cost valuation may be higher than would result if the fund used market valuations to determine its NAV. The converse would apply during periods of rising interest rates.
Valuing the fund's investments on the basis of amortized cost and use of the term "money market fund" are permitted pursuant to Rule 2a-7 under the Investment Company Act of 1940 (1940 Act). The fund must adhere to certain conditions under Rule 2a-7, as summarized in the section entitled "Quality and Maturity" on page .
The Board of Trustees oversees FMR's adherence to the provisions of Rule 2a-7 and has established procedures designed to stabilize the fund's NAV at $1.00. At such intervals as they deem appropriate, the Trustees consider the extent to which NAV calculated by using market valuations would deviate from $1.00 per share. If the Trustees believe that a deviation from the fund's amortized cost per share may result in material dilution or other unfair results to shareholders, the Trustees have agreed to take such corrective action, if any, as they deem appropriate to eliminate or reduce, to the extent reasonably practicable, the dilution or unfair results. Such corrective action could include selling portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends; redeeming shares in kind; establishing NAV by using available market quotations; and such other measures as the Trustees may deem appropriate.
PERFORMANCE
The funds may quote performance in various ways. All performance information supplied by the funds in advertising is historical and is not intended to indicate future returns. A bond fund's share price, and each fund's yield and total return fluctuate in response to market conditions and other factors, and the value of a bond fund's shares when redeemed may be more or less than their original cost.
YIELD CALCULATIONS. To compute the money market fund's yield for a period, the net change in value of a hypothetical account containing one share reflects the value of additional shares purchased with dividends from the one original share and dividends declared on both the original share and any additional shares. The net change is then divided by the value of the account at the beginning of the period to obtain a base period return. This base period return is annualized to obtain a current annualized yield. The money market fund also may calculate a compound effective yield by compounding the base period return over a one-year period. In addition to the current yield, the money market fund may quote yields in advertising based on any historical seven-day period. Yields for the money market fund are calculated on the same basis as other money market funds, as required by regulation.
For the bond fund, yields are computed by dividing the fund's interest income for a given 30-day or one-month period, net of expenses, by the average number of shares entitled to receive dividends during the period, dividing this figure by the fund's net asset value per share (NAV) at the end of the period, and annualizing the result (assuming compounding of income) in order to arrive at an annual percentage rate. Yields do not reflect Spartan California Income's 0.50% redemption fee, which applies to shares held less than 180 days. Income is calculated for purposes of the bond fund's yield quotations in accordance with standardized methods applicable to all stock and bond funds. In general, interest income is reduced with respect to bonds trading at a premium over their par value by subtracting a portion of the premium from income on a daily basis, and is increased with respect to bonds trading at a discount by adding a portion of the discount to daily income. Capital gains and losses generally are excluded from the calculation.
Income calculated for the purposes of determining the bond fund's yield differs from income as determined for other accounting purposes. Because of the different accounting methods used, and because of the compounding of income assumed in yield calculations, the bond fund's yield may not equal its distribution rate, the income paid to your account, or the income reported in the fund's financial statements.
Yield information may be useful in reviewing a fund's performance and in providing a basis for comparison with other investment alternatives. However, each fund's yield fluctuates, unlike investments that pay a fixed interest rate over a stated period of time. When comparing investment alternatives, investors should also note the quality and maturity of the portfolio securities of respective investment companies they have chosen to consider.
Investors should recognize that in periods of declining interest rates a fund's yield will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates the fund's yield will tend to be somewhat lower. Also, when interest rates are falling, the inflow of net new money to a fund from the continuous sale of its shares will likely be invested in instruments producing lower yields than the balance of the fund's holdings, thereby reducing the fund's current yield. In periods of rising interest rates, the opposite can be expected to occur.
A fund's tax-equivalent yield is the rate an investor would have to earn from a fully taxable investment before taxes to equal the fund's tax-free yield. Tax-equivalent yields are calculated by dividing a fund's yield by the result of one minus a stated combined federal and state income tax rate. If only a portion of a fund's yield is tax-exempt, only that portion is adjusted in the calculation.
The following tables show the effect of a shareholder's tax status on effective yield under federal and state income tax laws for 1997. The second table shows the approximate yield a taxable security must provide at various income brackets to produce after-tax yields equivalent to those of hypothetical tax-exempt obligations yielding from 2% to 11%. Of course, no assurance can be given that a fund will achieve any specific tax-exempt yield. While the funds invest principally in obligations whose interest is exempt from federal and state income tax, other income received by the funds may be taxable. The tables do not take into account local taxes, if any, payable on fund distributions.
Use the first table to find your approximate effective tax bracket taking into account federal and state taxes for 1997.
1997 TAX RATES

        Taxable Income*              Federal         California State Combined
                                     Marginal Rate   Marginal Rate    Federal and State
                                                                      Effective Rate**

Single Return      Joint Return


$ 0   -$ 4,908     $0  -  $ 9,816    15.0%           1.0%             15.85%

 4,909 -11,632     9,817 -23,264     15.0%           2.0%             16.70%

 11,633-18,357     23,265-36,714     15.0%           4.0%             18.40%

 18,358-24,650     36,715-41,200     15.0%           6.0%             20.10%

 24,651-25,484     41,201-50,968     28.0%           6.0%             32.32%

 25,485-32,207     50,969-64,414     28.0%           8.0%             33.76%

 32,208-59,750     64,415-99,600     28.0%           9.3%             34.70%

 59,571-124,650    99,601-151,750    31.0%           9.3%             37.42%

 124,651-271,050   151,751-271,050   36.0%           9.3%             41.95%

 over    271,050   over    271,050   39.6%           9.3%             45.22%

* Net amount subject to federal income tax after deductions and exemptions. Assumes ordinary income only.
** Excludes the impact of the phaseout of personal exemptions, limitations on itemized deductions, and other credits, exclusions, and adjustments which may increase a taxpayer's marginal tax rate. An increase in a shareholder's marginal tax rate would increase that shareholder's tax-equivalent yield.
Having determined your effective tax bracket, use the following table to determine the tax-equivalent yield for a given tax-free yield.
  If your effective combined federal and state personal tax rate in 1997 is:


       15.85%    16.70%    18.40%    20.10%    32.32%    33.76%    34.70%    37.42%    41.95%    45.22%


 To match these
tax-free yields: Your taxable investment would have to earn the following yield:


 2%     2.38%     2.40%     2.45%     2.50%     2.96%     3.02%     3.06%     3.20%     3.45%     3.65%

 3%     3.57%     3.60%     3.68%     3.75%     4.43%     4.53%     4.59%     4.79%     5.17%     5.48%

 4%     4.75%     4.80%     4.90%     5.01%     5.91%     6.04%     6.13%     6.39%     6.89%     7.30%

 5%     5.94%     6.00%     6.13%     6.26%     7.39%     7.55%     7.66%     7.99%     8.61%     9.13%

 6%     7.13%     7.20%     7.35%     7.51%     8.87%     9.06%     9.19%     9.59%     10.34%    10.95%

 7%     8.32%     8.40%     8.58%     8.76%     10.34%    10.57%    10.72%    11.19%    12.06%    12.78%

 8%     9.51%     9.60%     9.80%     10.01%    11.82%    12.08%    12.25%    12.78%    13.78%    14.60%

 9%     10.70%    10.80%    11.03%    11.26%    13.30%    13.59%    13.78%    14.38%    15.50%    16.43%

 10%    11.88%    12.00%    12.25%    12.52%    14.78%    15.10%    15.31%    15.98%    17.23%    18.25%

 11%    13.07%    13.21%    13.48%    13.77%    16.25%    16.61%    16.84%    17.58%    18.95%    20.08%


Each fund may invest a portion of its assets in obligations that are subject to state or federal income taxes. When the fund invests in these obligations, its tax-equivalent yields will be lower. In the table above, tax-equivalent yields are calculated assuming investments are 100% federally and state tax-free.
TOTAL RETURN CALCULATIONS. Total returns quoted in advertising reflect all aspects of a fund's return, including the effect of reinvesting dividends and capital gain distributions, and any change in the fund's NAV over a stated period. Average annual total returns are calculated by determining the growth or decline in value of a hypothetical historical investment in a fund over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative total return of 100% over ten years would produce an average annual total return of 7.18%, which is the steady annual rate of return that would equal 100% growth on a compounded basis in ten years. While average annual total returns are a convenient means of comparing investment alternatives, investors should realize that a fund's performance is not constant over time, but changes from year to year, and that average annual total returns represent averaged figures as opposed to the actual year-to-year performance of the fund.
In addition to average annual total returns, a fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Average annual and cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, or a series of redemptions, over any time period. Total returns may be broken down into their components of income and capital (including capital gains and changes in share price) in order to illustrate the relationship of these factors and their contributions to total return. Total returns may be quoted on a before-tax or after-tax basis and may or may not include the effect of Spartan California Income's 0.50% redemption fee on shares held less than 180 days. Excluding a fund's redemption fee from a total return calculation produces a higher total return figure. Total returns, yields, and other performance information may be quoted numerically or in a table, graph, or similar illustration, and for Spartan California Money Market may omit or include the effect of the $5.00 account closeout fee.
NET ASSET VALUE. Charts and graphs using a fund's net asset values, adjusted net asset values, and benchmark indices may be used to exhibit performance. An adjusted NAV includes any distributions paid by a fund and reflects all elements of its return. Unless otherwise indicated, a fund's adjusted NAVs are not adjusted for sales charges, if any.
HISTORICAL FUND RESULTS. The following tables show the money market fund's 7-day yields, the bond fund's 30-day yields, each fund's tax-equivalent yields, and total returns for periods ended February 28, 1997. Total return figures for Spartan California Money Market include the effect of the $5.00 account closeout fee based on an average size account, but Spartan California Income's 0.50% redemption fee, applicable to shares held less than less than 180 days is not.
The tax-equivalent yield is based on a combined effective federal and state income tax rate of 41.95% and reflects that, as of February 28, 1997, none of the funds' income was subject to state taxes. Note that each fund may invest in securities whose income is subject to the federal alternative minimum tax.

      Average Annual Total Returns                           Cumulative Total Returns



               Thirty-/Se   Tax-         One     Five    Life of   One     Five     Life of
               ven-Day      Equivalent   Year    Years   Fund**    Year    Years    Fund**
               Yield*       Yield



Spartan CA     3.09%        5.32%        3.18%   3.01%   3.68%     3.18%   15.99%   29.98%
Money Market

Spartan CA     4.36%        7.51%        4.96%   N/A     4.79%     4.96%   N/A      15.99%
Intermediate

Spartan CA     4.79%        8.25%        6.23%   7.26%   7.95%     6.23%   42.00%   74.26%
Income


* A seven-day yield is presented for the money market fund, and thirty-day yields are presented for the bond funds.
** From November 27, 1989 (commencement of operations) for Spartan California Money Market and Spartan California Income and from December 30, 1993 (commencement of operations) for Spartan California Intermediate.
If FMR had not reimbursed certain fund expenses during these periods, the Spartan California Money Market yield would have been 2.94% and total returns would have been lower.
The following table shows the income and capital elements of each fund's cumulative total return. The table compares each fund's return to the record of the Standard & Poor's 500 Index (S&P 500), the Dow Jones Industrial Average (DJIA), and the cost of living, as measured by the Consumer Price Index (CPI), over the same period. The CPI information is as of the month end closest to the initial investment date for each fund. The S&P 500 and DJIA comparisons are provided to show how each fund's total return compared to the record of a broad unmanaged index of common stocks and a narrower set of stocks of major industrial companies, respectively, over the same period. Because each fund invests in fixed-income securities, common stocks represent a different type of investment from the funds. Common stocks generally offer greater growth potential than the funds, but generally experience greater price volatility, which means greater potential for loss. In addition, common stocks generally provide lower income than fixed-income investments such as the funds. The S&P 500 and DJIA returns are based on the prices of unmanaged groups of stocks and, unlike each fund's returns, do not include the effect of brokerage commissions or other costs of investing.
The following tables show the growth in value of a hypothetical $10,000 investment in each fund during the life of each fund, assuming all distributions were reinvested. The figures below reflect the fluctuating interest rates and bond prices of the specified periods and should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in a fund today. Tax consequences of different investments have not been factored into the figures below. During the period from November 27, 1989 (commencement of operations) to February 28, 1997, a hypothetical $10,000 investment in Spartan California Money Market would have grown to $12,998 .
SPARTAN CALIFORNIA MONEY MARKET                           INDICES


Period Ended   Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
               Initial      Reinvested      Reinvested      Value                            Living
               $10,000      Dividend        Capital Gain
               Investment   Distributions   Distributions







1997           $ 10,000     $ 2,998         $ 0             $ 12,998   $ 28,331   $ 31,694   $ 12,707

1996           $ 10,000     $ 2,597         $ 0             $ 12,597   $ 22,456   $ 24,761   $ 12,303

1995           $ 10,000     $ 2,159         $ 0             $ 12,159   $ 16,671   $ 17,680   $ 11,986

1994           $ 10,000     $ 1,804         $ 0             $ 11,804   $ 15,529   $ 16,439   $ 11,652

1993           $ 10,000     $ 1,522         $ 0             $ 11,522   $ 14,334   $ 14,062   $ 11,336

1992           $ 10,000     $ 1,206         $ 0             $ 11,206   $ 12,952   $ 13,234   $ 11,009

1991           $ 10,000     $ 738           $ 0             $ 10,738   $ 11,164   $ 11,306   $ 10,707

1990*          $ 10,000     $ 154           $ 0             $ 10,154   $ 9,738    $ 9,919    $ 10,167


* From November 27, 1989 (commencement of operations)
Explanatory Notes: With an initial investment of $10,000 in Spartan California Money Market on November 27, 1989, the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends for the period covered (their cash value at the time they were reinvested) amounted to $12,998. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $2,627 for dividends. The fund did not distribute any capital gains during the period. The figures in the table do not include the effect of the fund's $5.00 account closeout fee.
During the period from December 30, 1993 (commencement of operations) to February 28, 1997, a hypothetical $10,000 investment in Spartan California Intermediate would have grown to $11,599.
SPARTAN CALIFORNIA INTERMEDIATE                           INDICES


Period Ended   Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
               Initial      Reinvested      Reinvested      Value                            Living
               $10,000      Dividend        Capital Gain
               Investment   Distributions   Distributions







1997           $ 9,950      $ 1,646         $ 3             $ 11,599   $ 18,194   $ 19,563   $ 10,947

1996           $ 9,930      $ 1,121         $ 0             $ 11,051   $ 14,421   $ 15,279   $ 10,624

1995           $ 9,430      $ 564           $ 0             $ 9,994    $ 10,706   $ 10,913   $ 10,350

1994*          $ 9,760      $ 69            $ 0             $ 9,829    $ 9,973    $ 10,147   $ 10,062


* From December 30, 1993 (commencement of operations)
Explanatory Notes: With an initial investment of $10,000 in Spartan California Intermediate on December 30, 1993, the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends and capital gain distributions for the period covered (their cash value at the time they were reinvested) amounted to $11,598. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $1,478 for dividends and $3 for capital gain distributions. During November 27, 1989 (commencement of operations) to February 28, 1997, a hypothetical $10,000 investment in Spartan California Income would have grown to $17,426.
SPARTAN CALIFORNIA INCOME                           INDICES


Period Ended   Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
               Initial      Reinvested      Reinvested      Value                            Living
               $10,000      Dividend        Capital Gain
               Investment   Distributions   Distributions




1997           $ 10,600     $ 5,996         $ 830           $ 17,426   $ 28,331   $ 31,694   $ 12,677

1996           $ 10,520     $ 5,063         $ 821           $ 16,404   $ 22,456   $ 24,754   $ 12,303

1995           $ 10,020     $ 3,984         $ 782           $ 14,786   $ 16,671   $ 17,680   $ 11,986

1994           $ 10,930     $ 3,398         $ 586           $ 14,914   $ 15,529   $ 16,440   $ 11,652

1993           $ 11,330     $ 2,700         $ 90            $ 14,120   $ 14,334   $ 14,062   $ 11,366

1992           $ 10,530     $ 1,742         $ 0             $ 12,272   $ 12,952   $ 13,234   $ 11,009

1991           $ 10,180     $ 949           $ 0             $ 11,129   $ 11,164   $ 11,306   $ 10,707

1990*          $ 9,990      $ 182           $ 0             $ 10,172   $ 9,738    $ 9,919    $ 10,167


* From November 27, 1989 (commencement of operations).
Explanatory Notes: With an initial investment of $10,000 in Spartan California Income on November 27, 1989, the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends and capital gain distributions for the period covered (their cash value at the time they were reinvested) amounted to $16,727. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $4,567 for dividends and $642 for capital gain distributions. The figures in the table do not include the effect of the fund's 0.50% redemption fee applicable to shares held less than 180 days.
PERFORMANCE COMPARISONS. A fund's performance may be compared to the performance of other mutual funds in general, or to the performance of particular types of mutual funds. These comparisons may be expressed as mutual fund rankings prepared by Lipper Analytical Services, Inc. (Lipper), an independent service located in Summit, New Jersey that monitors the performance of mutual funds. Generally, Lipper rankings are based on total return, assume reinvestment of distributions, do not take sales charges or redemption fees into consideration, and are prepared without regard to tax consequences. Lipper may also rank funds based on yield. In addition to the mutual fund rankings, a fund's performance may be compared to stock, bond, and money market mutual fund performance indices prepared by Lipper or other organizations. When comparing these indices, it is important to remember the risk and return characteristics of each type of investment. For example, while stock mutual funds may offer higher potential returns, they also carry the highest degree of share price volatility. Likewise, money market funds may offer greater stability of principal, but generally do not offer the higher potential returns available from stock mutual funds.
From time to time, a fund's performance may also be compared to other mutual funds tracked by financial or business publications and periodicals. For example, the fund may quote Morningstar, Inc. in its advertising materials. Morningstar, Inc. is a mutual fund rating service that rates mutual funds on the basis of risk-adjusted performance. Rankings that compare the performance of Fidelity funds to one another in appropriate categories over specific periods of time may also be quoted in advertising. A fund's performance may also be compared to that of a benchmark index representing the universe of securities in which the fund may invest. The total return of a benchmark index reflects reinvestment of all dividends and capital gains paid by securities included in the index. Unlike a fund's returns, however, the index returns do not reflect brokerage commissions, transaction fees, or other costs of investing directly in the securities included in the index.
The bond funds may compare to the Lehman Brothers Municipal Bond Index, a total return performance benchmark for investment-grade municipal bonds with maturities of at least one year. In addition, Spartan California Intermediate Income may compare its performance to that of the Lehman Brothers California 1-17 Year Municipal Bond Index, a total return performance benchmark for California investment-grade municipal bonds with maturities between one and 17 years. Spartan California Income may compare its performance to that of the Lehman Brothers California Municipal Bond Index, a total return performance benchmark for California investment-grade municipal bonds with maturities of at least one year. Issues included in each index have been issued after December 31, 1990, and have an outstanding par value of at least $50 million. Subsequent to December 31, 1995, zero coupon bonds and issues subject to the alternative minimum tax are included in each index.
A fund may be compared in advertising to Certificates of Deposit (CDs) or other investments issued by banks or other depository institutions. Mutual funds differ from bank investments in several respects. For example, a fund may offer greater liquidity or higher potential returns than CDs, a fund does not guarantee your principal or your return, and fund shares are not FDIC insured.
Fidelity may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include information about current economic, market, and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance, and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and action plans offering investment alternatives. Materials may also include discussions of Fidelity's asset allocation funds and other Fidelity funds, products, and services.
Ibbotson Associates of Chicago, Illinois (Ibbotson) provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the CPI) and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.
Fidelity funds may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risks associated with the security types in any capital market may or may not correspond directly to those of the funds. Ibbotson calculates total returns in the same method as the funds. The funds may also compare performance to that of other compilations or indices that may be developed and made available in the future.
A fund may compare and contrast in advertising the relative advantages of investing in a mutual fund versus an individual municipal bond. Unlike tax-free mutual funds, individual municipal bonds offer a stated rate of interest and, if held to maturity, repayment of principal. Although some individual municipal bonds might offer a higher return, they do not offer the reduced risk of a mutual fund that invests in many different securities. The initial investment requirements and sales charges of many tax-free mutual funds are lower than the purchase cost of individual municipal bonds, which are generally issued in $5,000 denominations and are subject to direct brokerage costs.
In advertising materials, Fidelity may reference or discuss its products and services, which may include other Fidelity funds; retirement investing; brokerage products and services; model portfolios or allocations; saving for college or other goals; charitable giving; and the Fidelity credit card. In addition, Fidelity may quote or reprint financial or business publications and periodicals as they relate to current economic and political conditions, fund management, portfolio composition, investment philosophy, investment techniques, the desirability of owning a particular mutual fund, and Fidelity services and products. Fidelity may also reprint, and use as advertising and sales literature, articles from Fidelity Focus, a quarterly magazine provided free of charge to Fidelity fund shareholders. A fund may present its fund number, Quotron(trademark) number, and CUSIP number, and discuss or quote its current portfolio manager.
VOLATILITY. A fund may quote various measures of volatility and benchmark correlation in advertising. In addition, the fund may compare these measures to those of other funds. Measures of volatility seek to compare the fund's historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data. In advertising, a fund may also discuss or illustrate examples of interest rate sensitivity. MOMENTUM INDICATORS indicate a fund's price movements over specific periods of time. Each point on the momentum indicator represents the fund's percentage change in price movements over that period.
A fund may advertise examples of the effects of periodic investment plans, including the principle of dollar cost averaging. In such a program, an investor invests a fixed dollar amount in a fund at periodic intervals, thereby purchasing fewer shares when prices are high and more shares when prices are low. While such a strategy does not assure a profit or guard against loss in a declining market, the investor's average cost per share can be lower than if fixed numbers of shares are purchased at the same intervals. In evaluating such a plan, investors should consider their ability to continue purchasing shares during periods of low price levels. As of February 28, 1997, FMR advised over $28 billion in tax-free fund assets, $96 billion in money market fund assets, $317 billion in equity fund assets, $65 billion in international fund assets, and $25 billion in Spartan fund assets. The funds may reference the growth and variety of money market mutual funds and the adviser's innovation and participation in the industry. The equity funds under management figure represents the largest amount of equity fund assets under management by a mutual fund investment adviser in the United States, making FMR America's leading equity (stock) fund manager. FMR, its subsidiaries, and affiliates maintain a worldwide information and communications network for the purpose of researching and managing investments abroad.
In addition to performance rankings, each fund may compare its total expense ratio to the average total expense ratio of similar funds tracked by Lipper. A fund's total expense ratio is a significant factor in comparing bond and money market investments because of its effect on yield. ADDITIONAL PURCHASE AND REDEMPTION INFORMATION
Each fund is open for business and its net asset value per share (NAV) is calculated each day the New York Stock Exchange (NYSE) is open for trading. The NYSE has designated the following holiday closings for 1997: New Year's Day, Presidents' Day (observed), Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Although FMR expects the same holiday schedule to be observed in the future, the NYSE may modify its holiday schedule at any time. In addition, the funds will not process wire purchases and redemptions on days when the Federal Reserve Wire System is closed.
FSC normally determines each fund's NAV as of the close of the NYSE (normally 4:00 p.m. Eastern time). However, NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the Securities and Exchange Commission (SEC). To the extent that portfolio securities are traded in other markets on days when the NYSE is closed, a fund's NAV may be affected on days when investors do not have access to the fund to purchase or redeem shares. In addition, trading in some of a fund's portfolio securities may not occur on days when the fund is open for business.
If the Trustees determine that existing conditions make cash payments undesirable, redemption payments may be made in whole or in part in securities or other property, valued for this purpose as they are valued in computing a fund's NAV. Shareholders receiving securities or other property on redemption may realize a gain or loss for tax purposes, and will incur any costs of sale, as well as the associated inconveniences.
Pursuant to Rule 11a-3 under the Investment Company Act of 1940 (the 1940
Act), each fund is required to give shareholders at least 60 days' notice prior to terminating or modifying its exchange privilege. Under the Rule, the 60-day notification requirement may be waived if (i) the only effect of a modification would be to reduce or eliminate an administrative fee, redemption fee, or deferred sales charge ordinarily payable at the time of an exchange, or (ii) the fund suspends the redemption of the shares to be exchanged as permitted under the 1940 Act or the rules and regulations thereunder, or the fund to be acquired suspends the sale of its shares because it is unable to invest amounts effectively in accordance with its investment objective and policies.
In the Prospectus, each fund has notified shareholders that it reserves the right at any time, without prior notice, to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. DISTRIBUTIONS AND TAXES
DISTRIBUTIONS. If you request to have distributions mailed to you and the U.S. Postal Service cannot deliver your checks, or if your checks remain uncashed for six months, Fidelity may reinvest your distributions at the then-current NAV. All subsequent distributions will then be reinvested until you provide Fidelity with alternate instructions.
DIVIDENDS. To the extent that each fund's income is designated as federally tax-exempt interest, the daily dividends declared by the fund are also federally tax-exempt. Short-term capital gains are distributed as dividend income, but do not qualify for the dividends-received deduction. These gains will be taxed as ordinary income. Each fund will send each shareholder a notice in January describing the tax status of dividend and capital gain distributions (if any) for the prior year.
Shareholders are required to report tax-exempt income on their federal tax returns. Shareholders who earn other income, such as Social Security benefits, may be subject to federal income tax on up to 85% of such benefits to the extent that their income, including tax-exempt income, exceeds certain base amounts.
A fund purchases municipal securities whose interest FMR believes is free from federal income tax. Generally, issuers or other parties have entered into covenants requiring continuing compliance with federal tax requirements to preserve the tax-free status of interest payments over the life of the security. If at any time the covenants are not complied with, or if the IRS otherwise determines that the issuer did not comply with relevant tax requirements, interest payments from a security could become federally taxable retroactive to the date the security was issued. For certain types of structured securities, the tax status of the pass-through of tax-free income may also be based on the federal and state tax treatment of the structure.
As a result of the Tax Reform Act of 1986, interest on certain "private activity" securities is subject to the federal alternative minimum tax
(AMT), although the interest continues to be excludable from gross income for other tax purposes. Interest from private activity securities will be considered tax-exempt for purposes of each fund's policies of investing so that at least 80% of its income is free from federal income tax. Interest from private activity securities is a tax preference item for the purposes of determining whether a taxpayer is subject to the AMT and the amount of AMT to be paid, if any. Private activity securities issued after August 7, 1986 to benefit a private or industrial user or to finance a private facility are affected by this rule.
A portion of the gain on bonds purchased with market discount after April 30, 1993, and short-term capital gains distributed by each fund are taxable to shareholders as dividends, not as capital gains. Dividend distributions resulting from a recharacterization of gain from the sale of bonds purchased with market discount after April 30, 1993 are not considered income for purposes of the money market fund's policy of investing so that at least 80% of its income distribution is free from federal income tax. Spartan California Money Market may distribute any net realized short-term capital gains and taxable market discount once a year or more often, as necessary, to maintain its net asset value at $1.00 per share.
Corporate investors should note that a tax preference item for purposes of the corporate AMT is 75% of the amount by which adjusted current earnings (which includes tax-exempt interest) exceeds the alternative minimum taxable income of the corporation. If a shareholder receives an exempt-interest dividend and sells shares at a loss after holding them for a period of six months or less, the loss will be disallowed to the extent of the amount of exempt-interest dividend.
CALIFORNIA TAX MATTERS. As long as a fund continues to qualify as a regulated investment company under the federal Internal Revenue Code, it will incur no California income or franchise tax liability on income and capital gains distributed to shareholders. California personal income tax law provides that exempt-interest dividends paid by a regulated investment company, or series thereof, from interest on obligations that are exempt form California personal income tax are excludable from gross income. For a fund to qualify to pay exempt-interest dividends under California law, at least 50 percent of the value of its assets must consist of such obligations at the close of each quarter of its fiscal year. For purposes of California personal income taxation, distributions to individual shareholders derived form interest on other types of obligations and short-term capital gains will be taxed as dividends, and long-term capital gain distributions will be taxed as long-term capital gains. California has an alternative minimum tax similar to the federal AMT described above. However, the California AMT does not include interest from private activity municipal obligations as an item of tax preference. Interest on indebtedness incurred or continued by a shareholder in connection with the purchase of shares of a fund will not be deductible for California personal income tax purpose.
CAPITAL GAIN DISTRIBUTIONS. Long-term capital gains earned by each fund on the sale of securities and distributed to shareholders are federally taxable as long-term capital gains, regardless of the length of time shareholders have held their shares. If a shareholder receives a long-term capital gain distribution on shares of a fund, and such shares are held six months or less and are sold at a loss, the portion of the loss equal to the amount of the long-term capital gain distribution will be considered a long-term loss for tax purposes. Short-term capital gains distributed by each fund are taxable to shareholders as dividends, not as capital gains. The Spartan California Money Market fund does not anticipate distributing long-term capital gains.
As of February 28, 1997, Spartan California Money Market had a capital loss carryforward of approximately $591,000 which will expire on February 28, 2003.
As of February 28, 1997, Spartan California Intermediate had a capital loss carryforward of approximately $531,000 which will expire on February 28, 2003.
As of February 28, 1997, Spartan California Income had capital loss carryforwards aggregating approximately $8,463,000 of which $1,148,000 will expire on February 28, 2003, and of which $7,315,000 will expire on February 29, 2004.
For the above mentioned funds, these amounts are available to offset any future capital gains.
TAX STATUS OF THE FUNDS. Each fund intends to qualify each year as a "regulated investment company" for tax purposes so that it will not be liable for federal tax on income and capital gains distributed to shareholders. In order to qualify as a regulated investment company and avoid being subject to federal income or excise taxes at the fund level, each fund intends to distribute substantially all of its net investment income and net realized capital gains within each calendar year as well as on a fiscal year basis. The bond funds intend to comply with other tax rules applicable to regulated investment companies, including a requirement that capital gains from the sale of securities held less than three months constitute less than 30% of the fund's gross income for each fiscal year. Gains from some futures contracts and options are included in this 30% calculation, which may limit a fund's investments in such instruments.
The money market fund is treated as a separate entity from the other funds of Fidelity California Municipal Trust II for tax purposes. Each bond fund is treated as a separate entity from the other funds of Fidelity California Municipal Trust for tax purposes.
OTHER TAX INFORMATION. The information above is only a summary of some of the tax consequences generally affecting each fund and its shareholders, and no attempt has been made to discuss individual tax consequences. In addition to federal income taxes, shareholders may be subject to state and local taxes on fund distributions, and shares may be subject to state and local personal property taxes. Investors should consult their tax advisers to determine whether a fund is suitable to their particular tax situation. FMR
All of the stock of FMR is owned by FMR Corp., its parent organized in 1972. The voting common stock of FMR Corp. is divided into two classes. Class B is held predominantly by members of the Edward C. Johnson 3d family and is entitled to 49% of the vote on any matter acted upon by the voting common stock. Class A is held predominantly by non-Johnson family member employees of FMR Corp. and its affiliates and is entitled to 51% of the vote on any such matter. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Under the 1940 Act, control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company. Therefore, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the 1940 Act, to form a controlling group with respect to FMR Corp.
At present, the principal operating activities of FMR Corp. are those conducted by its division Fidelity Investments Retail Marketing Company, which provides marketing services to various companies within the Fidelity organization.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that sets forth all employees' fiduciary responsibilities regarding the funds, establishes procedures for personal investing and restricts certain transactions. For example, all personal trades in most securities require pre-clearance, and participation in initial public offerings is prohibited. In addition, restrictions on the timing of personal investing in relation to trades by Fidelity funds and on short-term trading have been adopted.
TRUSTEES AND OFFICERS
The Trustees and executive officers of the trust are listed below. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years. All persons named as Trustees also serve in similar capacities for other funds advised by FMR. The business address of each Trustee and officer who is an "interested person" (as defined in the Investment Company Act of 1940) is 82 Devonshire Street, Boston, Massachusetts 02109, which is also the address of FMR. The business address of all the other Trustees is Fidelity Investments, P.O. Box 9235, Boston, Massachusetts 02205-9235. Those Trustees who are "interested persons" by virtue of their affiliation with either the trust or FMR are indicated by an asterisk (*).
*EDWARD C. JOHNSON 3d 66), Trustee and President, is Chairman, Chief Executive Officer and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; Chairman and a Director of FMR Texas, Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc.
*J. GARY BURKHEAD (55), Trustee and Senior Vice President, is President of FMR; and President and a Director of FMR Texas, Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc. RALPH F. COX (64), Trustee (1991), is a management consultant (1994). Prior to February 1994, he was President of Greenhill Petroleum Corporation (petroleum exploration and production). Until March 1990, Mr. Cox was President and Chief Operating Officer of Union Pacific Resources Company (exploration and production). He is a Director of Sanifill Corporation (non-hazardous waste, 1993), CH2M Hill Companies (engineering), Rio Grande, Inc. (oil and gas production), and Daniel Industries (petroleum measurement equipment manufacturer). In addition, he is a member of advisory boards of Texas A&M University and the University of Texas at Austin.
PHYLLIS BURKE DAVIS (65), Trustee (1992). Prior to her retirement in September 1991, Mrs. Davis was the Senior Vice President of Corporate Affairs of Avon Products, Inc. She is currently a Director of BellSouth Corporation (telecommunications), Eaton Corporation (manufacturing, 1991), and the TJX Companies, Inc. (retail stores), and previously served as a Director of Hallmark Cards, Inc. (1985-1991) and Nabisco Brands, Inc. In addition, she is a member of the President's Advisory Council of The University of Vermont School of Business Administration.
ROBERT M. GATES (53), Trustee (1997), is a consultant, author, and lecturer
(1993). Mr. Gates was Director of the Central Intelligence Agency (CIA) from 1991 - 1993. From 1989 to 1991, Mr. Gates served as Assistant to the President of the United States and Deputy National Security Advisor. Mr. Gates is currently a Trustee for the Forum For International Policy, a Board Member for the Virginia Neurological Institute, and a Senior Advisor of the Harvard Journal of World Affairs. In addition, Mr. Gates also serves as a member of the corporate board for Lucas Varity PLC (automotive components and diesel engines), Charles Stark Draper Laboratory (non-profit), NACCO Industries, Inc. (mining and manufacturing), and TRW Inc. (original equipment and replacement products).
E. BRADLEY JONES (69), Trustee. Prior to his retirement in 1984, Mr. Jones was Chairman and Chief Executive Officer of LTV Steel Company. He is a Director of TRW Inc. (original equipment and replacement products), Cleveland-Cliffs Inc (mining), Consolidated Rail Corporation, Birmingham Steel Corporation, and RPM, Inc. (manufacturer of chemical products), and he previously served as a Director of NACCO Industries, Inc. (mining and marketing, 1985-1995) and Hyster-Yale Materials Handling, Inc. (1985-1995). In addition, he serves as a Trustee of First Union Real Estate Investments, a Trustee and member of the Executive Committee of the Cleveland Clinic Foundation, a Trustee and member of the Executive Committee of University School (Cleveland), and a Trustee of Cleveland Clinic Florida.
DONALD J. KIRK (64), Trustee, is Executive-in-Residence (1995) at Columbia University Graduate School of Business and a financial consultant. From 1987 to January 1995, Mr. Kirk was a Professor at Columbia University Graduate School of Business. Prior to 1987, he was Chairman of the Financial Accounting Standards Board. Mr. Kirk is a Director of General Re Corporation (reinsurance), and he previously served as a Director of Valuation Research Corp. (appraisals and valuations, 1993-1995). In addition, he serves as Chairman of the Board of Directors of the National Arts Stabilization Fund, Chairman of the Board of Trustees of the Greenwich Hospital Association, a Member of the Public Oversight Board of the American Institute of Certified Public Accountants' SEC Practice Section
(1995), and as a Public Governor of the National Association of Securities Dealers, Inc. (1996).
*PETER S. LYNCH (54), Trustee, is Vice Chairman and Director of FMR (1992). Prior to May 31, 1990, he was a Director of FMR and Executive Vice President of FMR (a position he held until March 31, 1991); Vice President of Fidelity Magellan Fund and FMR Growth Group Leader; and Managing Director of FMR Corp. Mr. Lynch was also Vice President of Fidelity Investments Corporate Services (1991-1992). He is a Director of W.R. Grace & Co. (chemicals) and Morrison Knudsen Corporation (engineering and construction). In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield (1989) and Society for the Preservation of New England Antiquities, and as an Overseer of the Museum of Fine Arts of Boston.
WILLIAM O. McCOY (62), Member of the Advisory Board (1996), is the Vice President of Finance for the University of North Carolina (16-school system, 1995). Prior to his retirement in December 1994, Mr. McCoy was Vice Chairman of the Board of BellSouth Corporation (telecommunications, 1984) and President of BellSouth Enterprises (1986). He is currently a Director of Liberty Corporation (holding company), Weeks Corporation of Atlanta (real estate, 1994), Carolina Power and Light Company (electric utility,
1996) and the Kenan Transport Co. (1996). Previously, he was a Director of First American Corporation (bank holding company, 1979-1996). In addition, Mr. McCoy serves as a member of the Board of Visitors for the University of North Carolina at Chapel Hill (1994) and for the Kenan Flager Business School (University of North Carolina at Chapel Hill, 1988).
GERALD C. McDONOUGH (67), Trustee and Chairman of the non-interested Trustees, is Chairman of G.M. Management Group (strategic advisory services). Prior to his retirement in July 1988, he was Chairman and Chief Executive Officer of Leaseway Transportation Corp. (physical distribution services). Mr. McDonough is a Director of Brush-Wellman Inc. (metal refining), York International Corp. (air conditioning and refrigeration), Commercial Intertech Corp. (hydraulic systems, building systems, and metal products, 1992), CUNO, Inc. (liquid and gas filtration products, 1996), and Associated Estates Realty Corporation (a real estate investment trust,
1993). Mr. McDonough served as a Director of ACME-Cleveland Corp. (metal working, telecommunications, and electronic products) from 1987-1996. MARVIN L. MANN (64), Trustee (1993) is Chairman of the Board, President, and Chief Executive Officer of Lexmark International, Inc. (office machines, 1991). Prior to 1991, he held the positions of Vice President of International Business Machines Corporation ("IBM") and President and General Manager of various IBM divisions and subsidiaries. Mr. Mann is a Director of M.A. Hanna Company (chemicals, 1993) and Infomart (marketing services, 1991), a Trammell Crow Co. In addition, he serves as the Campaign Vice Chairman of the Tri-State United Way (1993) and is a member of the University of Alabama President's Cabinet.
THOMAS R. WILLIAMS (68), Trustee, is President of The Wales Group, Inc. (management and financial advisory services). Prior to retiring in 1987, Mr. Williams served as Chairman of the Board of First Wachovia Corporation (bank holding company), and Chairman and Chief Executive Officer of The First National Bank of Atlanta and First Atlanta Corporation (bank holding company). He is currently a Director of BellSouth Corporation (telecommunications), ConAgra, Inc. (agricultural products), Fisher Business Systems, Inc. (computer software), Georgia Power Company (electric utility), Gerber Alley & Associates, Inc. (computer software), National Life Insurance Company of Vermont, American Software, Inc., and AppleSouth, Inc. (restaurants, 1992).
FRED L. HENNING, JR. (57), Vice President, is Vice President of Fidelity's fixed-income funds (1995) and Senior Vice President of FMR (1995).
SARAH H. ZENOBLE (48), Vice President, is Vice President of Fidelity's money market funds (1996) and Vice President of FMR Texas, Inc.
ARTHUR S. LORING (49), Secretary, is Senior Vice President (1993) and General Counsel of FMR, Vice President-Legal of FMR Corp., and Vice President and Clerk of FDC.
KENNETH A. RATHGEBER (49), Treasurer (1995), is Treasurer of the Fidelity funds and is an employee of FMR (1995). Before joining FMR, Mr. Rathgeber was a Vice President of Goldman Sachs & Co. (1978-1995), where he served in various positions, including Vice President of Proprietary Accounting (1988-1992), Global Co-Controller (1992-1994), and Chief Operations Officer of Goldman Sachs (Asia) LLC (1994-1995).
THOMAS D. MAHER (52), Assistant Vice President, is Assistant Vice President of Fidelity's money market funds and municipal bond funds (1997) and Vice President and Associate General Counsel of FMR Texas, Inc.
JOHN H. COSTELLO (50), Assistant Treasurer, is an employee of FMR.
LEONARD M. RUSH (51), Assistant Treasurer (1994), is an employee of FMR
(1994). Prior to becoming Assistant Treasurer of the Fidelity funds, Mr. Rush was Chief Compliance Officer of FMR Corp. (1993-1994) and Chief Financial Officer of Fidelity Brokerage Services, Inc. (1990-1993).
THOMAS J. SIMPSON (38), Assistant Treasurer (1996), is Assistant Treasurer of Fidelity's money market funds (1996) and municipal bond funds (1997) and an employee of FMR. Prior to joining FMR, Mr. Simpson was Vice President and Fund Controller of Liberty Investment Services (1987-1995).
The following table sets forth information describing the compensation of each Trustee of each fund for his or her services for the fiscal year ended February 28, 1997, or calendar year ended December 31, 1996, as applicable. COMPENSATION TABLE

Trustees                 Aggregate            Aggregate            Aggregate            Total Compensation
                         Compensation from    Compensation from    Compensation from    from the Fund
                         Spartan CA Money     Spartan CA           Spartan CA           Complex* A
                         Market A,B           Intermediate         Income A,D
                                              Income A,C

J. Gary Burkhead**       $ 0                  $ 0                  $ 0                  $ 0

Ralph F. Cox             $ 480                $ 26                 $ 143                 137,700

Phyllis Burke Davis      $ 469                $ 25                 $ 140                 134,700

Richard J. Flynn***      $ 462                $ 24                 $ 138                 168,000

Edward C. Johnson 3d**   $ 0                  $ 0                  $ 0                   0

E. Bradley Jones         $ 469                $ 25                 $ 140                 134,700

Donald J. Kirk           $ 474                $ 25                 $ 141                 136,200

Peter S. Lynch**         $ 0                  $ 0                  $ 0                   0

William O. McCoy****     $ 276                $ 21                 $ 113                 85,333

Gerald C. McDonough      $ 503                $ 27                 $ 150                 136,200

Edward H. Malone***      $ 368                $ 20                 $ 110                 136,200

Marvin L. Mann           $ 471                $ 25                 $ 140                 134,700

Thomas R. Williams       $ 479                $ 26                 $ 143                 136,200



* Information is as of December 31, 1996 for 235 funds in the complex.
** Interested Trustees of the fund are compensated by FMR.
*** Richard J. Flynn and Edward H. Malone served on the Board of Trustees through December 31, 1996.
**** During the period from May 1, 1996 through December 31, 1996, William
O. McCoy served as a Member of the Advisory Board of each trust. Mr. McCoy was appointed to the Board of Trustees of Fidelity California Municipal Trust effective January 1, 1997. Mr. McCoy was elected to the Board of Trustees of Fidelity California Municipal Trust II on March 19, 1997.
A Compensation figures include cash, a pro rata portion of benefits accrued under the retirement program for the period ended December 30, 1996 and required to be deferred, and may include amounts deferred at the election of Trustees.
B The following amounts are required to be deferred by each non-interested Trustee, most of which is subject to vesting: Ralph F. Cox, $17, Phyllis Burke Davis, $17, Richard J. Flynn, $0, E. Bradley Jones, $17, Donald J. Kirk, $17, Gerald C. McDonough, $17, Edward H. Malone, $17, Marvin L. Mann, $17, and Thomas R. Williams, $17.
C The following amounts are required to be deferred by each non-interested Trustee, most of which is subject to vesting: Ralph F. Cox, $1, Phyllis Burke Davis, $1, Richard J. Flynn, $0, E. Bradley Jones, $1, Donald J. Kirk, $1, William O. McCoy, $0, Gerald C. McDonough, $1, Edward H. Malone, $1, Marvin L. Mann, $1, and Thomas R. Williams, $1.
D The following amounts are required to be deferred by each non-interested Trustee, most of which is subject to vesting: Ralph F. Cox, $5, Phyllis Burke Davis, $5, Richard J. Flynn, $0, E. Bradley Jones, $5, Donald J. Kirk, $5, William O. McCoy, $0, Gerald C. McDonough, $0, Edward H. Malone, $5, Marvin L. Mann, $5, and Thomas R. Williams, $5.
Under a retirement program adopted in July 1988 and modified in November 1995 and November 1996, each non-interested Trustee who retired before December 30, 1996 may receive payments from a Fidelity fund during his or her lifetime based on his or her basic trustee fees and length of service. The obligation of a fund to make such payments is neither secured nor funded. A Trustee became eligible to participate in the program at the end of the calendar year in which he or she reaches age 72, provided that, at the time of retirement, he or she had served as a Fidelity fund Trustee for at least five years.
The non-interested Trustees may elect to defer receipt of all or a percentage of their annual fees in accordance with the terms of a Deferred Compensation Plan (the Plan). Under the Plan, compensation deferred by a Trustee is periodically adjusted as though an equivalent amount had been invested and reinvested in shares of one or more funds in the complex designated by such Trustee (designated securities). The amount paid to the Trustee under the Plan will be determined based upon the performance of such investments. Deferral of fees in accordance with the Plan will have a negligible effect on the fund's assets, liabilities, and net income per share, and will not obligate the funds to retain the services of any Trustee or to pay any particular level of compensation to the Trustee. The funds may invest in such designated securities under the Plan without shareholder approval.

As of December 30, 1996, the non-interested Trustees terminated the retirement program for Trustees who retire after such date. In connection with the termination of the retirement program, each existing non-interested Trustee received a credit to his or her Plan account equal to the present value of the estimated benefits that would have been payable under the retirement program. The amounts credited to the non-interested Trustees' Plan accounts are subject to vesting. The termination of the retirement program and related crediting of estimated benefits to the Trustees' Plan accounts did not result in a material cost to the funds.
As of February 28, 1997, the Trustees and officers of each fund owned, in the aggregate, less that 1% of each fund's total outstanding shares.
As of February 28, 1997, the following owned of record or beneficially 5% or more of the outstanding shares of the funds: National Financial Services Corporation, Boston, MA (Spartan California Income) (11.72%); National Financial Services Corporation, Boston, MA (Spartan California Intermediate) (25.40%); Chaiken Family Trust, Walnut Creek, CA (Spartan California Intermediate) (5.68%); Fred C. Applegate, La Jolla, CA (Spartan California Intermediate) (5.82%); National Financial Services Corporation, Boston, MA (Spartan California Money Market) (16.35%).
A shareholder owning of record or beneficially more that 25% of a fund's outstanding shares may be considered a controlling person. That shareholder's vote could have a more significant effect on matters presented at a shareholders' meeting than votes of other shareholders. MANAGEMENT CONTRACTS
Each fund employs FMR to furnish investment advisory and other services. Under its management contract with each fund, FMR acts as investment adviser and, subject to the supervision of the Board of Trustees, directs the investments of each fund in accordance with its investment objective, policies, and limitations. FMR also provides each fund with all necessary office facilities and personnel for servicing each fund's investments, compensates all officers of each fund and all Trustees who are "interested persons" of the trusts or of FMR, and all personnel of each fund or FMR performing services relating to research, statistical, and investment activities.
In addition, FMR or its affiliates, subject to the supervision of the Board of Trustees, provide the management and administrative services necessary for the operation of each fund. These services include providing facilities for maintaining each fund's organization; supervising relations with custodians, transfer and pricing agents, accountants, underwriters, and other persons dealing with each fund; preparing all general shareholder communications and conducting shareholder relations; maintaining each fund's records and the registration of each fund's shares under federal and state laws; developing management and shareholder services for each fund; and furnishing reports, evaluations, and analyses on a variety of subjects to the Trustees.
FMR is responsible for the payment of all expenses of each fund with certain exceptions. Specific expenses payable by FMR include, without limitation, expenses for the typesetting, printing, and mailing proxy materials to shareholders; legal expenses, and the fees of the custodian, auditor and interested Trustees; costs of typesetting, printing, and mailing prospectuses and statements of additional information, notices and reports to shareholders; each fund's proportionate share of insurance premiums and Investment Company Institute dues. FMR also provides for transfer agent and dividend disbursing services and portfolio and general accounting record maintenance through FSC.
FMR pays all other expenses of each fund with the following exceptions: fees and expenses of all Trustees of the trust who are not "interested persons" of the trust or FMR (the non-interested Trustees); interest on borrowings; taxes; brokerage commissions (if any); and such nonrecurring expenses as may arise, including costs of any litigation to which a fund may be a party, and any obligation it may have to indemnify the officers and Trustees with respect to litigation.
FMR is Spartan California Income's manager pursuant to a management contract dated October 19, 1989, which was approved by shareholders on October 3, 1990, and is the manager of Spartan California Money Market pursuant to a management contract dated April 18, 1994. This April 18, 1994 contract was approved by Fidelity California Municipal Trust as sole share holder of the money market fund on April 18, 1994, pursuant to an Agreement and Plan of Conversion approved by public shareholders of the money market fund on February 16, 1994. (The terms of the money market fund's current contract with FMR duplicate those of its previous contract. which was dated October 19, 1989). FMR is Spartan California Intermediate's manager pursuant to a management contract dated December 17, 1993, which was approved by FMR as then sole shareholder of the fund on December 20, 1993. The management fee paid to FMR is reduced by an amount equal to the fees and expenses paid by each fund to the non-interested Trustees.
For the services of FMR under each contract, Spartan California Money Market, Spartan California Intermediate and Spartan California Income pay FMR a monthly management fee at the annual rate of .50%, .55% and .55%, respectively, of average net assets throughout the month. Fees received by FMR for the last three fiscal years are shown in the table below.

                                  Fiscal Years Ended   Amount of Credits Reducing   Management Fees
Fund                              February 28          Management Fees              Paid to FMR*

Spartan California Money Market   1997                  82,989                      $ 4,680,314

                                  1996**                158,922                     $ 4,029,487

                                  1995                  0                           $ 3,343,640

Spartan California Intermediate   1997                  5,816                       $ 387,783

                                  1996**                0                           $ 134,987

                                  1995                  0                           $ 16,381

Spartan California Income         1997                  48,551                      $ 2,182,509

                                  1996**                49,404                      $ 2,198,577

                                  1995                  0                           $ 2,432,384


* After reduction of voluntary reimbursement, if any, and fees and expenses paid by the fund to the non-interested Trustees.
** February 29
FMR may, from time to time, voluntarily reimburse all or a portion of each fund's operating expenses (exclusive of interest, taxes, brokerage commissions, and extraordinary expenses). FMR retains the ability to be repaid for these expense reimbursements in the amount that expenses fall below the limit prior to the end of the fiscal year. Expense reimbursements by FMR will increase each fund's total return and yield and repayment of the reimbursement by each fund will lower its total return and yield. During the fiscal periods reported, FMR voluntarily agreed to reimburse certain funds to the extent that the fund's aggregate operating expenses were in excess of an annual rate of its average net assets. The table below identifies the funds in reimbursement; the levels of and periods for such reimbursement; the amount of management fees incurred under each contract before reimbursement; and the dollar amount reimbursed by FMR, if any, for each period.
SPARTAN CALIFORNIA MONEY MARKET
FROM                TO                     EXPENSE LIMITATION

December 1, 1995    -                      .35%

July 1, 1995        November 30, 1995      .32%

August 1, 1994      June 30, 1995          .30%

March 1, 1994       July 31, 1994          .25%

                    MANAGEMENT FEE
FISCAL YEAR         BEFORE REIMBURSEMENT   AMOUNT OF REIMBURSEMENT

February 28, 1997   $6,695,623             $2,015,309

February 29, 1996   $6,275,939             $2,246,452

February 28, 1995   $5,998,081             $2,654,441

SPARTAN CALIFORNIA INTERMEDIATE
FROM                TO                     EXPENSE LIMITATION

February 1, 1996    April 1, 1996          40%

May 1, 1995         January 31, 1996       25%

October 1, 1994     April 30, 1995         10%

                    MANAGEMENT FEE
FISCAL YEAR         BEFORE REIMBURSEMENT   AMOUNT OF REIMBURSEMENT

February 28, 1997   $396,854               $9,071

February 29, 1996   $304,877               $169,890

February 28, 1995   $196,443               $180,062

SPARTAN CALIFORNIA INCOME
                    MANAGEMENT FEE
FISCAL YEAR         BEFORE REIMBURSEMENT   AMOUNT OF REIMBURSEMENT

February 28, 1997   $2,182,509             $0

February 29, 1996   $2,198,577             $0

February 28, 1995   $2,432,384             $0

To defray shareholder service costs, FMR or its affiliates also collect Spartan California Money Market fund's $5.00 exchange fee, $5.00 account closeout fee, $5.00 fee for wire purchases and redemptions, and $2.00 checkwriting charge. Prior to April 1, 1997, FMR collected a $5.00 exchange fee, $5.00 account fee, and a $5.00 fee for wire purchases and redemptions, for Spartan California Intermediate and Spartan California Income as well as a $2.00 check writing charge for Spartan California Intermediate. Shareholder transaction fees and charges collected by FMR are indicated in the table below.

                    Period Ended                   Account                     Checkwriting
                    February 28    Exchange Fees   Closeout Fees   Wire Fees   Charges

SPARTAN             1997           $4,115          $1,238          $760        $8,060
CALIFORNIA MONEY
MARKET

                    1996*          $7,095          $1,911          $1,485      $11,867

                    1995           $8,370          $2,319          $1,540      $12,864



               Period Ended                   Account                     Checkwriting
               February 28    Exchange Fees   Closeout Fees   Wire Fees   Charges

SPARTAN        1997           $480            $135            $20         $148
CALIFORNIA
INTERMEDIATE

               1996*          $640            $125            $85         $152

               1995           $965            $170            $75         $80

                      Period Ended                   Account
                      February 28    Exchange Fees   Closeout Fees   Wire Fees

SPARTAN CALIFORNIA    1997           $1,595          $870            $181
INCOME

                      1996*          $2,590          $1,370          $320

                      1995           $7,690          $2,445          $610

* Year ended February 29
SUB-ADVISER. On behalf of Spartan California Money Market, FMR has entered into a sub-advisory agreement with FMR Texas pursuant to which FMR Texas has primary responsibility for providing portfolio investment management services to the fund.
Under the sub-advisory agreement, dated April 18, 1994, which was approved by shareholders on February 16, 1994, FMR pays FMR Texas fees equal to 50% of the management fee payable to FMR under its management contract with the fund. The fees paid to FMR Texas are not reduced by any voluntary or mandatory expense reimbursements that may be in effect from time to time. On behalf of Spartan California Money Market, for the fiscal years ended February 28, 1997, February 29, 1996, and February 28, 1995, FMR paid FMR Texas fees of $3,347,812, $3,137,970, and $2,999,041, respectively.
DISTRIBUTION AND SERVICE PLANS
The Trustees have approved Distribution and Service Plans on behalf of the funds (the Plans) pursuant to Rule 12b-1 (the Rule) under the Investment Company Act of 1940. The Rule provides in substance that a mutual fund may not engage directly or indirectly in financing any activity that is primarily intended to result in the sale of shares of a fund except pursuant to a plan approved on behalf of the fund under the Rule. The Plans, as approved by the Trustees, allow the funds and FMR to incur certain expenses that might be considered to constitute indirect payment by the funds of distribution expenses.
Under each Plan, if the payment of management fees by the funds to FMR is deemed to be indirect financing by the funds of the distribution of their shares, such payment is authorized by the Plans. Each Plan also specifically recognizes that FMR, either directly or through FDC, may use its management fee revenue, past profits, or other resources, without limitation, to pay promotional and administrative expenses in connection with the offer and sale of shares of each fund. In addition, each Plan provides that FMR may use its resources, including its management fee revenues, to make payments to third parties that assist in selling shares of each fund, or to third parties, including banks, that render shareholder support services.
Currently, the Board of Trustees has not authorized such payments.
Prior to approving each Plan, the Trustees carefully considered all pertinent factors relating to the implementation of the Plan, and have determined that there is a reasonable likelihood that the Plan will benefit the fund and its shareholders. In particular, the Trustees noted that the Plans do not authorize payments by a fund other than those made to FMR under its management contract with the fund. To the extent that each Plan gives FMR and FDC greater flexibility in connection with the distribution of shares of each fund, additional sales of fund shares may result. Furthermore, certain shareholder support services may be provided more effectively under the Plans by local entities with whom shareholders have other relationships.
Spartan California Income's plan was approved by shareholders on October 3, 1990. Spartan California Intermediate's plan was approved by FMR as the then sole shareholder of the fund on December 20, 1993. Spartan California Money Market's plan was approved by Fidelity California Municipal Trust on April 18, 1994 as the then sole shareholder for the fund, pursuant to an Agreement and Plan of Conversion approved by public shareholders of the fund on February 16, 1994.
The Glass-Steagall Act generally prohibits federally and state chartered or supervised banks from engaging in the business of underwriting, selling, or distributing securities. Although the scope of this prohibition under the Glass-Steagall Act has not been clearly defined by the courts or appropriate regulatory agencies, FDC believes that the Glass-Steagall Act should not preclude a bank from performing shareholder support services, or servicing and recordkeeping functions. FDC intends to engage banks only to perform such functions. However, changes in federal or state statutes and regulations pertaining to the permissible activities of banks and their affiliates or subsidiaries, as well as further judicial or administrative decisions or interpretations, could prevent a bank from continuing to perform all or a part of the contemplated services. If a bank were prohibited from so acting, the Trustees would consider what actions, if any, would be necessary to continue to provide efficient and effective shareholder services. In such event, changes in the operation of the funds might occur, including possible termination of any automatic investment or redemption or other services then provided by the bank. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these occurrences. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein, and banks and financial institutions may be required to register as dealers pursuant to state law.
Each fund may execute portfolio transactions with, and purchase securities issued by, depository institutions that receive payments under the Plans. No preference for the instruments of such depository institutions will be shown in the selection of investments.
CONTRACTS WITH FMR AFFILIATES
UMB Bank, n.a. (UMB) is each fund's custodian and transfer agent. UMB has entered into sub-contracts with FSC, an affiliate of FMR, under the terms of which FSC performs the processing activities associated with providing transfer agent and shareholder servicing functions for each fund. Under this arrangement, FSC receives an annual account fee and an asset-based fee each based on account size and fund type for each retail account and certain institutional accounts. With respect to certain institutional retirement accounts, FSC receives an annual account fee and an asset-based fee based on account type or fund type. These annual account fees are subject to increase based on postal rate changes. FSC also collects small account fees from certain accounts with balances of less than $2,500. UMB has additional sub-contracts with FSC, pursuant to which FSC performs the calculations necessary to determine each fund's NAV and dividends and maintains each fund's accounting records. For pricing and bookkeeping services, FSC receives a fee based on each fund's average net assets. UMB is entitled to reimbursement from FMR for fees paid to FSC because FMR must bear these costs pursuant to its management contract with each fund.
Each fund has a distribution agreement with FDC, a Massachusetts corporation organized on July 18, 1960. FDC is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The distribution agreement calls for FDC to use all reasonable efforts, consistent with its other business, to secure purchasers for shares of each fund, which are continuously offered at net asset value. Promotional and administrative expenses in connection with the offer and sale of shares are paid by FMR.
DESCRIPTION OF THE TRUSTS
TRUSTS' ORGANIZATION. Spartan California Intermediate Municipal Income Fund and Spartan California Municipal Income Fund are funds (series) of Fidelity California Municipal Trust (the Massachusetts trust), an open-end management investment company organized as a Massachusetts business trust on April 28, 1983.
On February 27, 1984 the trust's name was changed from Fidelity California Tax-Exempt Money Market Trust to Fidelity California Tax-Free Fund and on November 1, 1989 its name was changed to Fidelity California Municipal Trust. Currently, there are four funds of the Massachusetts trust: Fidelity California Insured Municipal Income Fund, Fidelity California Municipal Income Fund, Spartan California Intermediate Municipal Income Fund, and Spartan California Municipal Income Fund. The Massachusetts trust's Declaration of Trust permits the Trustees to create additional funds. Spartan California Municipal Money Market fund is a fund (series) of Fidelity California Municipal Trust II (the Delaware trust), an open-end management investment company organized as a Delaware business trust on June 20, 1991. Currently, there are two funds of the Delaware trust:
Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund. Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund entered into agreements to acquire all of the assets of the Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund, series' of Fidelity California Municipal Trust, on December 30, 1991 and April 18, 1994, respectively. The Delaware trust's Trust Instrument permits the Trustees to create additional funds.
In the event that FMR ceases to be investment adviser to a trust or any of its funds, the right of the trust or the fund to use the identifying names "Fidelity" and "Spartan" may be withdrawn. There is a remote possibility that one fund might become liable for any misstatement in its prospectus or statement of additional information about another fund.
The assets of each trust received for the issue or sale of shares of each of its funds and all income, earnings, profits, and proceeds thereof, subject only to the rights of creditors, are especially allocated to such fund, and constitute the underlying assets of such fund. The underlying assets of each fund are segregated on the books of account, and are to be charged with the liabilities with respect to such fund and with a share of the general expenses of their respective trusts. Expenses with respect to the trusts are to be allocated in proportion to the asset value of their respective funds, except where allocations of direct expense can otherwise be fairly made. The officers of the trusts, subject to the general supervision of the Boards of Trustees, have the power to determine which expenses are allocable to a given fund, or which are general or allocable to all of the funds of a certain trust. In the event of the dissolution or liquidation of a trust, shareholders of each fund of that trust are entitled to receive as a class the underlying assets of such fund available for distribution.
SHAREHOLDER AND TRUSTEE LIABILITY - MASSACHUSETTS TRUST. The Massachusetts trust is an entity of the type commonly known as "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable for the obligations of the trust. The Declaration of Trust provides that the Massachusetts trust shall not have any claim against shareholders except for the payment of the purchase price of shares and requires that each agreement, obligation, or instrument entered into or executed by the Massachusetts trust or its Trustees shall include a provision limiting the obligations created thereby to the Massachusetts trust and its assets. The Declaration of Trust provides for indemnification out of each fund's property of any shareholders held personally liable for the obligations of the fund. The Declaration of Trust also provides that each fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the fund itself would be unable to meet its obligations. FMR believes that, in view of the above, the risk of personal liability to shareholders is remote.
The Declaration of Trust further provides that the Trustees, if they have exercised reasonable care, will not be liable for any neglect or wrongdoing, but nothing in the Declaration of Trust protects Trustees against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
SHAREHOLDER AND TRUSTEE LIABILITY - DELAWARE TRUST. The Delaware trust is a business trust organized under Delaware law. Delaware law provides that shareholders shall be entitled to the same limitations of personal liability extended to stockholders of private corporations for profit. The courts of some states, however, may decline to apply Delaware law on this point. The Trust Instrument contains an express disclaimer of shareholder liability for the debts, liabilities, obligations, and expenses of the Delaware trust and requires that a disclaimer be given in each contract entered into or executed by the Delaware trust or its Trustees. The Trust Instrument provides for indemnification out of each fund's property of any shareholder or former shareholder held personally liable for the obligations of the fund. The Trust Instrument also provides that each fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which Delaware law does not apply, no contractual limitation of liability was in effect, and the fund is unable to meet its obligations. FMR believes that, in view of the above, the risk of personal liability to shareholders is extremely remote.
The Trust Instrument further provides that the Trustees shall not be personally liable to any person other than the Delaware trust or its shareholders; moreover, the Trustees shall not be liable for any conduct whatsoever, provided that Trustees are not protected against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
VOTING RIGHTS - BOTH TRUSTS. Each fund's capital consists of shares of beneficial interest. As a shareholder, you receive one vote for each dollar value of net asset value you own. The shares have no preemptive or conversion rights; voting and dividend rights, the right of redemption, and the privilege of exchange are described in the Prospectus. Shares are fully paid and nonassessable, except as set forth under the respective "Shareholder and Trustee Liability" headings above. Shareholders representing 10% or more of a trust or one of its funds may, as set forth in the Declaration of Trust or Trust Instrument, call meetings of the trust or fund for any purpose related to the trust or fund, as the case may be, including, in the case of a meeting of an entire trust, the purpose on voting on removal of one or more Trustees.
A trust or any fund may be terminated upon the sale of its assets to (or, in the case of the Delaware trust and its funds, merger with) another open-end management investment company or series thereof, or upon liquidation and distribution of its assets. Generally such terminations must be approved by vote of the holders of a majority of the trust or the fund, as determined by the current value of each shareholder's investment in the fund or trust; however, the Trustees of the Delaware trust may, without prior shareholder approval, change the form of the organization of the Delaware trust by merger, consolidation, or incorporation. If not so terminated or reorganized, the trusts and their funds will continue indefinitely.
Under the Trust Instrument, the Trustees may, without shareholder vote, cause the Delaware trust to merge or consolidate into one or more trusts, partnerships, or corporations, so long as the surviving entity is an open-end management investment company that will succeed to or assume the Delaware trust registration statement, or cause the Delaware trust to be incorporated under Delaware law. Each fund may also invest all of its assets in another investment company.
CUSTODIAN. UMB Bank, n.a., 1010 Grand Avenue, Kansas City, Missouri, is custodian of the assets of the funds. The custodian is responsible for the safekeeping of a fund's assets and the appointment of any subcustodian banks and clearing agencies. The custodian takes no part in determining the investment policies of a fund or in deciding which securities are purchased or sold by a fund. However, a fund may invest in obligations of the custodian and may purchase securities from or sell securities to the custodian.
FMR, its officers and directors, its affiliated companies, and the Board of Trustees may, from time to time, conduct transactions with various banks, including banks serving as custodians for certain funds advised by FMR. Transactions that have occurred to date include mortgages and personal and general business loans. In the judgment of FMR, the terms and conditions of those transactions were not influenced by existing or potential custodial or other fund relationships.
AUDITOR. Price Waterhouse LLP, 160 Federal Street, Boston, Massachusetts serves as the trusts' independent accountant. The auditor examines financial statements for the funds and provides other audit, tax, and related services.
FINANCIAL STATEMENTS
Each fund's financial statements and financial highlights for the fiscal year ended February 28, 1997, and report of the auditor, are included in the funds' Annual Report, which is a separate report supplied with this SAI. The funds' financial statements, including the financial highlights, and report of the auditor are incorporated herein by reference. For a free additional copy of the funds' Annual Report, contact Fidelity at 1-800-544-8888
APPENDIX
DOLLAR-WEIGHTED AVERAGE MATURITY is derived by multiplying the value of each investment by the time remaining to its maturity, adding these calculations, and then dividing the total by the value of the fund's portfolio. An obligation's maturity is typically determined on a stated final maturity basis, although there are some exceptions to this rule.
For example, if it is probable that the issuer of an instrument will take advantage of a maturity-shortening device, such as a call, refunding, or redemption provision, the date on which the instrument will probably be called, refunded, or redeemed may be considered to be its maturity date. When a municipal bond issuer has committed to call an issue of bonds and has established an independent escrow account that is sufficient to, and is pledged to, refund that issue, the number of days to maturity for the prerefunded bond is considered to be the number of days to the announced call date of the bonds.
The descriptions that follow are examples of eligible ratings for the funds. A fund may, however, consider the ratings for other types of investments and the ratings assigned by other rating organizations when determining the eligibility of a particular investment.
DESCRIPTION OF MOODY'S INVESTORS SERVICE RATINGS OF MUNICIPAL OBLIGATIONS:
Moody's ratings for short-term municipal obligations will be designated Moody's Investment Grade ("MIG"). A two-component rating is assigned to variable rate demand obligations. The first component represents an evaluation of the degree of risk associated with scheduled principal repayment and interest payments and is designated by a long-term rating, e.g., "Aaa" or "A." The second component represents an evaluation of the degree of risk associated with the demand feature and is designated "VMIG." MIG-1/VMIG-1 - This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support, or demonstrated broad-based access to the market for refinancing.
MIG-2/VMIG-2 - This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.
DESCRIPTION OF STANDARD & POOR'S RATINGS OF MUNICIPAL NOTES:
Municipal notes maturing in three years or less will likely receive a "note" rating symbol. Notes that have a put option or demand feature are assigned a dual rating. The first rating addresses the likelihood of repayment of principal and payment of interest due and for short-term obligations is designated by a note rating symbol. The second rating addresses only the demand feature and is designated by a commercial paper rating symbol, e.g., "A-1" or "A-2."
SP-1 - Strong capacity to pay principal and interest. Issues determined to possess very strong characteristics are given a plus (+) designation.
SP-2 - Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.
DESCRIPTION OF MOODY'S INVESTORS SERVICE RATINGS OF MUNICIPAL OBLIGATIONS:
Moody's ratings for long-term municipal obligations fall within nine categories. They range from Aaa (highest quality) to C (lowest quality). Those bonds within the Aa through B categories that Moody's believes possess the strongest credit attributes within those categories are designated by the symbol "1."
AAA - Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
AA - Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than the Aaa securities.
A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.
BAA - Bonds that are rated Baa are considered as medium-grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
BA - Bonds that are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.
B - Bonds that are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small. CAA - Bonds that are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.
DESCRIPTION OF STANDARD & POOR'S RATINGS OF MUNICIPAL DEBT:
Municipal debt issues may be designated by Standard & Poor's as either investment grade ("AAA" through "BBB") or speculative grade ("BB" through "D"). While speculative grade debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions. Ratings from AA through CCC may be modified by the addition of a plus sign (+) or minus sign (-) to show relative standing within the major rating categories.
AAA - Debt rated AAA has the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.
AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest-rated issues only in small degree.
A - Debt rated A has a strong capacity to pay interest and repay principal, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.
BBB - Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher-rated categories.
BB - Debt rate BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating.
B - Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.
CCC - Debt rated CCC has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.

FIDELITY


(REGISTERED TRADEMARK)
CALIFORNIA
MUNICIPAL
FUNDS



ANNUAL REPORT
FEBRUARY 28, 1997
CHECK PAGE NUMBERS !!!

CONTENTS



PRESIDENT'S MESSAGE                                 3     NED JOHNSON ON INVESTING
                                                          STRATEGIES

FIDELITY CALIFORNIA MUNICIPAL INCOME FUND

                                                    4     PERFORMANCE

                                                    7     FUND TALK: THE MANAGER'S OVERVI
                                                          EW

                                                    10    INVESTMENT CHANGES

                                                    11    INVESTMENTS

                                                    23    FINANCIAL STATEMENTS

FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND

                                                    27    PERFORMANCE

                                                    30    FUND TALK: THE MANAGER'S OVERVI
                                                          EW

                                                    33    INVESTMENT CHANGES

                                                    34    INVESTMENTS

                                                    42    FINANCIAL STATEMENTS

FIDELITY CALIFORNIA MUNICIPAL MONEY MARKET FUND

                                                    46    PERFORMANCE

                                                    48    FUND TALK: THE MANAGER'S OVERVI
                                                          EW

                                                    50    INVESTMENT CHANGES

                                                    51    INVESTMENTS

                                                    62    FINANCIAL STATEMENTS

NOTES                                               66    NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT                               71    THE AUDITORS' OPINION
ACCOUNTANTS


To reduce expenses and demonstrate respect for our environment, we have initiated a project through which we will begin eliminating duplicate copies of most financial reports and prospectuses to most households, even if they have more than one account in the fund. If additional copies of financial reports, prospectuses or historical account information are needed, please call 1-800-544-6666.

THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR
THE
GENERAL INFORMATION OF THE SHAREHOLDERS OF THE FUNDS. THIS REPORT IS NOT AUTHORIZED FOR
DISTRIBUTION TO PROSPECTIVE INVESTORS IN THE FUNDS UNLESS PRECEDED OR ACCOMPANIED BY
AN EFFECTIVE PROSPECTUS.
MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC, THE
FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY, AND ARE SUBJECT TO
INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED. NEITHER THE FUNDS NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK.
FOR MORE INFORMATION ON ANY FIDELITY FUND, INCLUDING CHARGES AND EXPENSES,
CALL
1-800-544-8888 FOR A FREE PROSPECTUS. READ IT CAREFULLY BEFORE YOU INVEST
OR SEND
MONEY.
PRESIDENT'S MESSAGE


(PHOTO_OF_EDWARD_C_JOHNSON_3D)DEAR SHAREHOLDER:
As 1997 begins, the stock and bond markets generally have continued on the course they followed during the past year. Through February, stocks maintained their unprecedented climb, with the large companies still setting the pace. With low, stable interest rates, the bond market has tended to mirror its historical returns in the mid-single digits.
While it's impossible to predict the future direction of the markets with any degree of certainty, there are certain basic principles that can help investors plan for their future needs.
The longer your investment time frame, the more likely it is that you will be affected by short-term market volatility. A 10-year investment horizon appropriate for saving for a college education, for example, enables you to weather market cycles in a long-term fund, which may have a higher risk potential, but also has a higher potential rate of return.
An intermediate-length fund could make sense if your investment horizon is two to four years, while a short-term bond fund could be the right choice if you need your money in one or two years.
If your time horizon is less than a year, you might want to consider moving some of your bond investment into a money market fund. These funds seek income and a stable share price by investing in high-quality, short-term investments. Of course, it's important to remember that there is no assurance that a money market fund will achieve its goal of maintaining a stable net asset value of $1.00 per share, and that these types of funds are neither insured nor guaranteed by any agency of the U.S. government. Finally, no matter what your time horizon or portfolio diversity, it makes good sense to follow a regular investment plan, investing a certain amount of money in a fund at the same time each month or quarter and periodically reviewing your overall portfolio. By doing so, you won't get caught up in the excitement of a rapidly rising market, nor will you buy all your shares at market highs. While this strategy - known as dollar cost averaging - won't assure a profit or protect you from a loss in a declining market, it should help you lower the average cost of your purchases.
If you have questions, please call us at 1-800-544-8888. We are available 24 hours a day, seven days a week to provide you the information you need to make the investments that are right for you.
Best regards,
Edward C. Johnson 3d
FIDELITY CALIFORNIA MUNICIPAL INCOME FUND

PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. Total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value). You can also look at the fund's income, as reflected in the fund's yield, to measure performance. CUMULATIVE TOTAL RETURNS

PERIODS ENDED FEBRUARY 28, 1997                 PAST 1   PAST 5   PAST 10
                                                YEAR     YEARS    YEARS

Fidelity California Municipal Income            6.16%    40.91%   90.87%

Lehman Brothers California Municipal            5.49%    n/a      n/a
 Bond Index

California Municipal Debt Funds Average         4.81%    39.94%   91.06%

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, one year, five years, or 10 years. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. You can compare the fund's returns to the performance of the Lehman Brothers California Municipal Bond Index - a total return performance benchmark for California investment-grade municipal bonds with maturities of at least one year. To measure how the fund's performance stacked up against its peers, you can compare it to the California municipal debt funds average, which reflects the performance of 98 mutual funds with similar objectives tracked by Lipper Analytical Services Inc. over the past one year. Both benchmarks include reinvested dividends and capital gains, if any, and exclude the effect of sales charges.
AVERAGE ANNUAL TOTAL RETURNS

PERIODS ENDED FEBRUARY 28, 1997                 PAST 1   PAST 5   PAST 10
                                                YEAR     YEARS    YEARS

Fidelity California Municipal Income            6.16%    7.10%    6.68%

Lehman Brothers California Municipal            5.49%    n/a      n/a
 Bond Index

California Municipal Debt Funds Average         4.81%    6.94%    6.67%

AVERAGE ANNUAL TOTAL RETURNS take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year. (Note: Lipper calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a slightly different figure than that obtained by averaging the cumulative total returns and annualizing the result.)
$10,000 OVER 10 YEARS
IMAHDR PRASUN   SHR__CHT 19970228 19970310 123027 S00000000000001
             CA Muni Income              LB Municipal Bond
             00091                       LB015
  1987/02/28      10000.00                    10000.00
  1987/03/31       9928.89                     9894.00
  1987/04/30       9168.64                     9397.52
  1987/05/31       9030.60                     9350.91
  1987/06/30       9192.73                     9625.45
  1987/07/31       9297.32                     9723.63
  1987/08/31       9343.70                     9745.51
  1987/09/30       8839.66                     9386.19
  1987/10/31       8921.84                     9419.42
  1987/11/30       9133.43                     9665.36
  1987/12/31       9311.80                     9805.60
  1988/01/31       9756.04                    10154.88
  1988/02/29       9881.50                    10262.22
  1988/03/31       9562.47                    10143.17
  1988/04/30       9601.15                    10220.26
  1988/05/31       9640.37                    10190.73
  1988/06/30       9796.64                    10339.82
  1988/07/31       9854.18                    10407.23
  1988/08/31       9894.08                    10416.39
  1988/09/30      10109.48                    10604.93
  1988/10/31      10344.86                    10791.57
  1988/11/30      10226.16                    10692.72
  1988/12/31      10408.28                    10802.11
  1989/01/31      10553.08                    11025.50
  1989/02/28      10451.49                    10899.70
  1989/03/31      10436.14                    10873.65
  1989/04/30      10738.93                    11131.79
  1989/05/31      10966.42                    11362.99
  1989/06/30      11106.09                    11517.30
  1989/07/31      11206.73                    11674.05
  1989/08/31      11070.50                    11559.76
  1989/09/30      11084.77                    11525.32
  1989/10/31      11195.17                    11666.27
  1989/11/30      11369.23                    11870.43
  1989/12/31      11414.96                    11967.53
  1990/01/31      11335.13                    11910.92
  1990/02/28      11480.00                    12016.93
  1990/03/31      11505.39                    12020.54
  1990/04/30      11341.38                    11933.51
  1990/05/31      11613.96                    12194.02
  1990/06/30      11720.72                    12301.20
  1990/07/31      11901.84                    12482.03
  1990/08/31      11737.09                    12300.79
  1990/09/30      11783.67                    12307.80
  1990/10/31      11935.94                    12531.07
  1990/11/30      12163.21                    12783.07
  1990/12/31      12209.23                    12838.67
  1991/01/31      12320.09                    13010.97
  1991/02/28      12365.58                    13124.16
  1991/03/31      12379.13                    13128.89
  1991/04/30      12525.10                    13303.50
  1991/05/31      12649.53                    13421.77
  1991/06/30      12652.35                    13408.48
  1991/07/31      12811.84                    13571.80
  1991/08/31      12926.63                    13750.54
  1991/09/30      13065.19                    13929.57
  1991/10/31      13226.52                    14054.94
  1991/11/30      13228.49                    14094.15
  1991/12/31      13449.54                    14396.61
  1992/01/31      13521.98                    14429.43
  1992/02/29      13545.04                    14434.05
  1992/03/31      13537.66                    14439.39
  1992/04/30      13644.81                    14567.90
  1992/05/31      13814.63                    14739.37
  1992/06/30      14030.25                    14986.69
  1992/07/31      14464.75                    15435.99
  1992/08/31      14264.15                    15285.49
  1992/09/30      14336.93                    15385.46
  1992/10/31      14071.18                    15234.22
  1992/11/30      14399.42                    15507.07
  1992/12/31      14621.55                    15665.39
  1993/01/31      14796.09                    15847.58
  1993/02/28      15472.68                    16420.79
  1993/03/31      15289.18                    16247.22
  1993/04/30      15426.34                    16411.15
  1993/05/31      15516.13                    16503.39
  1993/06/30      15766.18                    16778.83
  1993/07/31      15766.16                    16800.81
  1993/08/31      16150.62                    17150.60
  1993/09/30      16354.82                    17345.95
  1993/10/31      16382.74                    17379.42
  1993/11/30      16213.59                    17226.31
  1993/12/31      16585.71                    17589.96
  1994/01/31      16773.43                    17790.84
  1994/02/28      16310.01                    17330.05
  1994/03/31      15475.95                    16624.37
  1994/04/30      15540.95                    16765.35
  1994/05/31      15647.95                    16910.70
  1994/06/30      15488.04                    16807.38
  1994/07/31      15803.70                    17115.46
  1994/08/31      15858.11                    17174.68
  1994/09/30      15614.79                    16922.55
  1994/10/31      15231.70                    16622.01
  1994/11/30      14857.60                    16321.48
  1994/12/31      15112.62                    16680.72
  1995/01/31      15654.16                    17157.45
  1995/02/28      16161.40                    17656.39
  1995/03/31      16327.39                    17859.26
  1995/04/30      16330.49                    17880.34
  1995/05/31      16878.67                    18450.90
  1995/06/30      16659.65                    18290.38
  1995/07/31      16811.99                    18463.77
  1995/08/31      17008.61                    18697.89
  1995/09/30      17160.04                    18816.25
  1995/10/31      17448.91                    19089.84
  1995/11/30      17795.94                    19406.54
  1995/12/31      18010.21                    19593.03
  1996/01/31      18119.84                    19740.96
  1996/02/29      17979.98                    19607.71
  1996/03/31      17705.43                    19357.12
  1996/04/30      17647.50                    19302.34
  1996/05/31      17634.86                    19294.62
  1996/06/30      17868.26                    19504.74
  1996/07/31      18042.50                    19682.23
  1996/08/31      18075.01                    19677.51
  1996/09/30      18325.21                    19952.99
  1996/10/31      18564.41                    20178.66
  1996/11/30      18960.59                    20547.93
  1996/12/31      18866.62                    20461.63
  1997/01/31      18900.42                    20500.30
  1997/02/28      19086.83                    20688.50
IMATRL PRASUN   SHR__CHT 19970228 19970310 123030 R00000000000123

$10,000 OVER 10 YEARS: Let's say hypothetically that $10,000 was invested in Fidelity California Municipal Income Fund on February 28, 1987. As the chart shows, by February 28, 1997, the value of the investment would have grown to $19,087 - a 90.87% increase on the initial investment. For comparison, look at how the Lehman Brothers Municipal Bond Index, which reflects the performance of the investment-grade municipal bond market, did over the same period. With dividends and capital gains, if any, reinvested, the same $10,000 would have grown to $20,688 - a 106.88% increase.

UNDERSTANDING
PERFORMANCE
How a fund did yesterday is
no guarantee of how it will do
tomorrow. Bond prices, for
example, generally move in
the opposite direction of
interest rates. In turn, the
share price, return, and yield of
a fund that invests in bonds
will vary. That means if you
sell your shares during a
market downturn, you might
lose money. But if you can ride
out the market's ups and
downs, you may have a gain.
(checkmark)
TOTAL RETURN COMPONENTS

                          YEAR ENDED YEAR ENDED   YEARS ENDED FEBRUARY 28,
                            FEBRUARY   FEBRUARY
                                 28,        29,

                                1997      1996   1995     1994     1993

Dividend returns               5.37%   5.86%    5.96%    5.82%    6.89%

Capital appreciation returns   0.79%    5.39%   -6.87%   -0.41%    7.34%

Total returns                  6.16%   11.25%   -0.91%   5.41%    14.23%

TOTAL RETURN COMPONENTS include both dividend returns and capital appreciation returns. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or capital gains paid by the fund are reinvested.
DIVIDENDS AND YIELD

PERIODS ENDED FEBRUARY 28, 1997          PAST          PAST 6         PAST 1
                                         MONTH         MONTHS         YEAR

Dividends per share                      4.58(cents)   29.72(cents)   60.18(cents)

Annualized dividend rate                 5.05%         5.12%          5.20%

30-day annualized yield                  4.67%         -              -

30-day annualized tax-equivalent yield   8.05%         -              -


DIVIDENDS per share show the income paid by the fund for a set period. If you annualize this number, based on an average share price of $11.82 over the past one month, $11.70 over the past six months and $11.57 over the past one year, you can compare the fund's income over these three periods. Dividends per share show the income paid by the fund for a set period and do not reflect any tax reclassifications. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis. The tax-equivalent yield shows what you would have to earn on a taxable investment to equal the fund's tax-free yield, if you're in the 41.95% combined effective 1997 federal and state tax bracket but does not reflect the payment of the federal alternative minimum tax, if applicable.
FIDELITY CALIFORNIA MUNICIPAL INCOME FUND

FUND TALK: THE MANAGER'S OVERVIEW



MARKET RECAP
Stable demand helped municipal
bonds perform better than their
investment-grade taxable
counterparts in the 12 months
ending February 28, 1997.
However, anticipation of short-term
interest rate increases by the
Federal Reserve Board negatively
affected all bonds. For the period,
the Lehman Brothers
Municipal Bond Index - a
broad measure of the municipal
bond market - had a total return of
5.51%. In comparison, the Lehman
Brothers Aggregate Bond Index -
a broad measure of the
performance of the U.S. taxable
bond market - returned 5.35%.
New issue supply in the municipal
market was strong through the
first half of the period, but
insurance companies and
individual investors helped sustain
demand. The diminishing
likelihood of significant tax reform
in the near future also helped
support the muni market. Like most
domestic bonds, munis were
affected by signs of strength in the
economy in the first half of 1996.
Nevertheless, the market
conditions that supported the muni
market helped it enter the fall
trading at expensive levels relative
to its taxable counterparts. Munis
stalled because their rich
valuations inhibited demand and
encouraged selling. From
December on, most bond markets
suffered from fears - confirmed by
Fed Chairman Alan Greenspan's
testimony before Congress in late
February - that latent inflation
pressures might encourage the
Fed to raise short-term rates.
Munis, however, outperformed
over the past few months, in part
because of a thin supply of new
issues.
(Portfolio Manager:  Jonathan Short photograph)

An interview with Jonathan Short, Portfolio Manager of Fidelity California Municipal Income Fund
Q. HOW DID THE FUND PERFORM, JON?
A. For the year ending February 28, 1997, the fund had a total return of 6.16%. For comparison purposes, the California municipal debt funds average, as tracked by Lipper Analytical Services, returned 4.81%, and the Lehman Brothers California Municipal Bond Index returned 5.49% for the same one year period.
Q. WHAT TYPES OF BONDS DID WELL?
A. Baa-rated securities were some of the market's - and the fund's - best performers and were a key reason why the fund fared better than many of its competitors. The main driver for their strong returns was tightening credit spreads - meaning lower-quality bonds' yields fell relative to higher-quality bonds during the period. As a result, the prices of lower-quality bonds generally performed better than higher-quality securities. Toward the end of the period, I sold some of these Baa-rated securities in order to lock in their gains. I would also point to non-callable bonds, which can't be redeemed by their issuer prior to maturity, as other winners during the past six months. When interest rates fall, municipal issuers often call - or redeem - bonds before their maturity and issue new bonds as a way to lower their interest costs. Because the bond market experienced a small rally over the past six months, non-callable bonds generally performed better than callable bonds.
Q. WHAT STRATEGIES DID YOU EMPLOY OVER THE PAST SIX MONTHS?
A. I focused on bonds with maturities in the intermediate range - those with maturities of between five and 20 years - while keeping the fund's holdings in shorter- and longer-term bonds light. I chose to emphasize intermediate bonds because I believed that their expected total return was greater than that of longer-maturity bonds. Additionally, I did not believe that many longer-term securities offered enough additional yield to compensate investors for their added interest rate sensitivity. All in all, I felt that intermediate maturity bonds were attractive on a risk/return basis.
Q. THERE HAS BEEN A LOT OF CONSOLIDATION IN THE HEALTH CARE SECTOR RECENTLY. DID IT HAVE ANY EFFECT ON THE FUND?
A. Yes, it did. To the benefit of the fund, bonds issued by Sequoia Hospital performed well when it was merged with Catholic Health Care West. Additionally, our holdings in Eisenhower Hospital, issued by Rancho Mirage Joint Powers Financing Authority, were advance refunded. With an advance refunding, an issuer with existing bonds in the market will issue a second set of bonds. Proceeds from this sale are then invested in high-quality U.S. Treasury securities, and these Treasuries then secure the original bonds until the call date.
Q. THE FUND'S STAKE IN GENERAL OBLIGATION BONDS (GOS) ISSUED BY THE STATE HAS INCREASED OVER THE PAST SIX MONTHS. WHY WERE THESE SECURITIES ATTRACTIVE?
A. GOs issued by the state are backed by its full faith and credit and are repaid by general revenue, in contrast to revenue from a specific facility or project built with borrowed funds. In my opinion the state's credit worthiness has improved as its economy has rebounded. In fact, revenue collections have improved to the point where estimates call for the state's budget to post $1 billion more in revenues than originally projected.
Q. WHAT'S YOUR OUTLOOK?
A. From a supply and demand standpoint, I'm optimistic about municipals. I don't expect to see a tremendous amount of new bonds issued. What increase in supply we see likely will be easily digested if demand remains firm. How municipals fare over the next year will depend heavily on the direction of interest rates, but I don't think anyone can accurately pinpoint where interest rates will be a year from now. That said, we may continue to see some volatility in the bond market as long as there are conflicting signs about the economy and inflation trends.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

FUND FACTS
GOAL: high current tax-free
income for California
residents
FUND NUMBER: 091
TRADING SYMBOL: FCTFX
START DATE: July 7, 1984
SIZE: as of February 28, 1997,
more than $485 million
MANAGER: Jonathan Short,
since 1995; manager,
Spartan Florida Municipal
Income, since 1996; Fidelity
Advisor California Municipal
Income and Spartan
Arizona Municipal Income,
since 1995; Spartan
California Municipal Income,
Spartan California
Intermediate Municipal
Income, Fidelity California
Insured Municipal Income and
Fidelity Minnesota Municipal
Income, since 1995; joined
Fidelity in 1990
(checkmark)

JONATHAN SHORT ON
CALIFORNIA'S ECONOMY:
"The strength of California's
economic rebound is an
important component in the
overall performance of
California municipal bonds.
For a number of reasons, I am
optimistic about California's
economy. The first is
employment growth,
which continues to outpace
the nation as a whole.
Second, the state budget is
posting revenues well ahead
of projections, thanks mostly
to rising tax collections. Third,
the rebound has grown to be
more broad-based, with
Southern California finally
showing improvements after
lagging behind the northern
part of the state. Finally,
permits to build new houses
are up about 15% this year
and sales of existing homes
seem to have stabilized."
FIDELITY CALIFORNIA  MUNICIPAL  INCOME  FUND

INVESTMENT CHANGES


TOP FIVE SECTORS AS OF FEBRUARY 28, 1997
                      % OF FUND'S   % OF FUND'S INVESTMENT
                      INVESTMENTS   S
                                    IN THESE SECTORS
                                    6 MONTHS AGO

General Obligation    30.3          26.5

Electric Revenue      15.0          13.4

Health Care           11.0          11.4

Special Tax           10.8          12.3

Water & Sewer         9.6           10.3

AVERAGE YEARS TO MATURITY AS OF FEBRUARY 28, 1997
                                    6 MONTHS AGO

Years                14.6           15.2

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF FEBRUARY 28, 1997
                                   6 MONTHS AGO

Years                7.6           7.8

DURATION SHOWS HOW MUCH A BOND FUND'S PRICE FLUCTUATES WITH CHANGES IN COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE ABOUT 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE.
QUALITY DIVERSIFICATION (MOODY'S RATINGS)
AS OF FEBRUARY 28, 1997 AS OF AUGUST 31, 1996
Aaa 38.9%
Aa, A 42.3%
Baa 12.3%
Caa 0.0%
Non-rated 3.9%
Short-term
investments 2.6%
Aaa 40.2%
Aa, A 39.3%
Baa 13.2%
Caa 0.0%
Non-rated 4.0%
Short-term
investments 3.3%
Row: 1, Col: 1, Value: 38.9
Row: 1, Col: 2, Value: 42.3
Row: 1, Col: 3, Value: 12.3
Row: 1, Col: 4, Value: 0.0
Row: 1, Col: 5, Value: 3.9
Row: 1, Col: 6, Value: 2.6
Row: 1, Col: 1, Value: 40.2
Row: 1, Col: 2, Value: 39.3
Row: 1, Col: 3, Value: 13.2
Row: 1, Col: 4, Value: 0.0
Row: 1, Col: 5, Value: 4.0
Row: 1, Col: 6, Value: 3.3
SHOWN AS A PERCENTAGE OF THE FUND'S INVESTMENTS. WHERE MOODY'S RATINGS ARE NOT AVAILABLE, WE HAVE USED S&P RATINGS.
FIDELITY CALIFORNIA MUNICIPAL INCOME FUND

INVESTMENTS FEBRUARY 28, 1997
Showing Percentage of Total Value of Investments in Securities


MUNICIPAL BONDS - 97.4%

                                 MOODY'S RATINGS  PRINCIPAL   VALUE
                                 (UNAUDITED) (B)     AMOUNT (NOTE 1)
CALIFORNIA - 97.4%
Alameda County Ctfs. of Prtn. Rfdg.
(Santa Rita Jail Proj.) 5.375% 6/1/09
(MBIA Insured)                              Aaa $ 4,100,000 $ 4,212,750
Alameda Hsg. Auth. Multi-Family Hsg. Rev.
(Independence Apts.) Series A, 7.50%
2/20/31 (GNMA Coll.)                        AAA  2,605,000  2,673,381
Buena Park Commty. Redev. Agcy. Tax
Allocation
Rfdg. (Central Business Dist. Proj.)
7.10% 9/1/14                               BBB+  2,000,000  2,117,500
Burbank Redev. Agcy. Tax Allocation
Series A,
5.75% 12/1/08                              Baa1  2,300,000  2,337,375
California Dept. Wtr. Resources Rev.
(Central Valley Proj.) Series O,
4.75% 12/1/17                                Aa  2,000,000  1,775,000
California Edl. Facs. Auth. Rev.:
 Rfdg. (Chapman Univ.) 5.375% 10/1/16       AAA  1,000,000  962,500
 Rfdg. (Univ. of Southern California)
Series A,  5.65%10/1/10 (f)                 Aa3  1,000,000  1,011,250
 (Stanford Univ.) Series J, 6% 11/1/16      Aaa  1,955,000  2,011,206
California Gen. Oblig.:
 Unltd. Tax 6.40% 2/1/05                     A1  1,685,000  1,866,138
 6.10% 11/1/01                               A1  1,250,000  1,339,063
 5.50% 6/1/03                                A1  3,000,000  3,150,000
 6% 9/1/03                                   A1  4,000,000  4,320,000
 7% 10/1/04                                  A1  1,000,000  1,145,000
 6.90% 4/1/05                                A1  1,350,000  1,542,375
 6.50 2/1/07                                 A1  1,000,000  1,123,750
 6% 10/1/08                                  A1  1,500,000  1,633,125
 4.75% 9/1/10                                A1  1,400,000  1,330,000
 6.50% 9/1/10                                A1  2,400,000  2,706,000
 7% 10/1/10                                  A1  1,000,000  1,176,250
 5.25% 10/1/13                               A1  1,700,000  1,661,750
 5.25% 10/1/14                               A1  3,000,000  2,913,750
 6.25% 10/1/19                               A1  4,200,000  4,593,750
California Health Facs. Fing. Auth. Rev.:
 Rfdg. (Alexian Brothers, San Jose):
  7.05% 1/1/09 (MBIA Insured)               Aaa  4,500,000  4,854,375
  7.125% 1/1/16 (MBIA Insured)              Aaa  2,510,000  2,691,975
 Rfdg. (Children's Hosp.) Series
A, 6% 7/1/05  (MBIA Insured)                Aaa  1,850,000  2,004,938
 (Gould Med. Foundation) Series A, 7.30%
 4/1/20 (Escrowed to Maturity) (c)            A  3,000,000  3,300,000
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS  PRINCIPAL   VALUE
                                 (UNAUDITED) (B)     AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
California Health Facs. Fing. Auth. Rev.: - continued
 (Kaiser Permanente Health Sys.):
  Series A, 0% 10/1/09                       Aa3 $ 7,140,000 $ 3,632,475
  Series A, 0% 10/1/10                       Aa3  3,795,000  1,807,369
 (St. Elizabeth Hosp. Proj.) 6.30% 11/15/15
 (Pre-Refunded to 11/15/02 @ 102) (c)         A1  1,000,000  1,110,000
 (Sacramento Med. Foundation) Series F,
 7.875% 6/1/18                                 A  1,000,000  1,052,500
 (Summit Medical Ctr.) Series A, 5.50%
5/1/05  (FSA Insured)                        Aaa  1,200,000  1,251,000
California Hsg. Fin. Agcy. Rev. (Home Mtg.):
 Series A, 5% 8/1/03 (MBIA Insured)          Aaa  1,995,000  2,004,975
 Series F, 7.875% 8/1/19                      Aa  725,000  749,469
California Industry Urban Ind. Dev. Agcy.:
 Rfdg. (Civic Recreational Proj.#1) Series A,
7.375% 5/1/12                                  -  7,990,000  8,178,484
California Poll. Cont. Fing. Auth. Poll.
Cont. Rev.:
 Rfdg. (San Diego Gas & Elec.) Series A,
 5.90% 6/1/14                                 A2  2,000,000  2,097,500
 (General Motors Corp.) 5.50% 4/1/08          A3  1,500,000  1,501,875
California Pub. Cap. Impt. Fing. Auth. Rev.
(Pooled Proj.) Series B, 8.10% 3/1/18
(MBIA Insured)                               Aaa  945,000  989,717
California Pub. Works. Board Lease Rev.:
 Rfdg. (California Commty. Colleges)
Series D,
 5.37% 3/1/12                                  A  1,500,000  1,481,250
 Rfdg. (Commty. College Proj.) Series A,
 5.875% 10/1/08                                A  2,000,000  2,092,500
 Rfdg. (Dept. Corrections State Prisons,
Monterey):
  Series A, 5% 12/1/19 (AMBAC Insured)       Aaa  3,250,000  3,030,625
  Series D:
   5.375% 11/1/11                              A  1,500,000  1,483,125
   5.375% 11/1/14                              A  4,000,000  3,905,000
 Rfdg. (Univ. of California Projs.) Series A:
  5.40% 12/1/16 (AMBAC Insured) (f)          Aaa  2,000,000  1,947,500
  6.375% 10/1/19                               A  1,250,000  1,334,375
 (California Univ. Proj.):
  Series A:
   6.50% 9/1/03                                A  1,045,000  1,141,663
   5.50% 6/1/10                               A1  1,915,000  1,953,300
   5.50% 6/1/14                               A1  10,775,000  10,707,656
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS  PRINCIPAL   VALUE
                                 (UNAUDITED) (B)     AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
California Pub. Works. Board Lease Rev.: - continued
 (California Univ. Proj.): - continued
  Series B:
   5.25% 6/1/07                               A1 $ 2,965,000 $ 3,028,006
   6.40% 12/1/09                              A1  1,000,000  1,113,750
   5.55% 6/6/10                               A1  3,195,000  3,274,875
   5.50% 6/1/14                               A1  2,750,000  2,667,500
 (Corcoran II) Series A, 6%1/1/05
 (AMBAC Insured)                             Aaa  3,000,000  3,228,750
 (Dept. Correction State Prisons, Susanville)
 Series D, 5.25% 6/1/15 (FSA Insured)        Aaa  2,000,000  1,950,000
 (Madera State Prison) Series E:
  5% 6/1/06                                   A1  1,730,000  1,745,138
  6.30% 10/1/10                                A  2,000,000  2,155,000
  5.50% 6/1/15                                 A  1,750,000  1,747,813
  5.50% 6/1/19                                 A  2,000,000  1,927,500
California Rural Home Mtg. Fin. 4.45% 8/1/01
(MBIA Insured)                               Aaa  2,500,000  2,481,250
California Statewide Commty. Dev. Corp.
Ctfs. of Prtn.:
  Rfdg. (Insured Hosp.) (Triad Healthcare)
  6.25% 8/1/06                                A+  2,000,000  2,097,500
 (Children's Hosp.) 6% 6/1/13 (MBIA
Insured)                                     Aaa  900,000  955,125
 (Odd Fellows) 5.375% 10/1/13                 A+  2,500,000  2,390,625
 (St. Joseph Health Sys.):
  5.50% 7/1/14                               Aa3  3,500,000  3,438,750
  5.50% 7/1/23                               Aa3  1,500,000  1,456,875
 (Sisters of Charity Leavenworth) 5%
12/1/23                                      Aa3  5,375,000  4,857,656
 (Villaview Commty. Hosp., Inc.) Series A,
 7% 9/1/09  A  955,000  1,034,981
  7.2628% 7/1/13 (MBIA Insured) INFL (h)     Aaa  2,000,000  2,005,000
California Wtr. Resources 5.90% 12/1/05       Aa  1,005,000  1,086,656
Campbell Ctfs. of Prtn. Rfdg. (Civic Center
Proj.) 6% 10/1/18                              A  2,400,000  2,400,000
Carson Redev. Agcy. Rfdg. Tax Allocation:
Area #1:
  6.375% 10/1/12                            Baa1  1,500,000  1,531,875
  6.375% 10/1/16                            Baa1  1,000,000  1,017,500
 Area #2 6% 10/1/13                          Baa  1,750,000  1,754,375
Castaic Lake Wtr. Agcy. Ctfs. of Prtn. Rfdg.
(Wtr. Sys. Impt. Proj.) Series A, 7% 8/1/13
(MBIA Insured)                               Aaa  1,580,000  1,868,350
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS  PRINCIPAL   VALUE
                                 (UNAUDITED) (B)     AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Central California Joint Pwrs. Health Fing.
Auth. Ctfs. of Prtn.Rfdg.
(Commty. Hosp. of Central California)
5.25% 2/2/04                                Baa1 $ 2,000,000 $ 1,960,000
Central Coast Wtr. Auth. Rev. Rfdg.
(Regional Facs.)
Series A, 5% 10/1/16 (AMBAC Insured)         Aaa  1,400,000  1,307,250
Central Valley Fing. Auth. Rev.
(Cogeneration Proj.)
 (Carson Ice Gen. Proj.):
  5.80% 7/1/04                              BBB-  1,500,000  1,552,500
  6% 7/1/09                                 BBB-  1,750,000  1,785,000
  6.10% 7/1/13                              BBB-  1,000,000  1,015,000
  6.20% 7/1/20                              BBB-  2,450,000  2,483,688
Contra Costa County Ctfs. of Prtn.
 (Merrithew Mem. Hosp.):
  Cap. Appreciation 0%, 11/1/13               A1  6,805,000  2,645,444
  0% 11/1/07  A1  4,615,000  2,595,938
Contra Costa Trans. Auth. Sales Tax Rev.
Series A:
 6% 3/1/04 (FGIC Insured)                    Aaa  1,000,000  1,085,000
 6% 3/1/06 (FGIC Insured)                    Aaa  2,500,000  2,721,875
Culver City Redev. Fing. Auth. Rev. Rfdg.
Tax Allocation 4.60% 11/1/20
(AMBAC Insured)                              Aaa  1,500,000  1,265,625
Desert Hosp. Dist. Rev. Ctfs. of Prtn.
6.392% 7/28/20 (FSA Insured)                 Aaa  5,200,000  5,382,000
Duarte Ctfs. of Prtn. (City of Hope Nat'l.
Med. Ctr.):
 6% 4/1/08                                  Baa1  2,000,000  2,022,500
 6.25% 4/1/23                               Baa1  3,000,000  3,026,250
East Bay Muni. Util. Dist. Wtr. Sys. Rev.
Sub. Rfdg.:
 5.75% 6/1/04 (MBIA Insured)                 Aaa  4,000,000  4,275,000
 6.10% 6/1/07                                 A1  1,250,000  1,335,938
 6% 6/1/09 (AMBAC Insured)                   Aaa  1,000,000  1,056,250
East Bay Reg. Park Dist. Series C:
 6.5% 9/1/02 (FGIC Insured)                  Aaa  1,220,000  1,342,000
 6.50% 9/1/03 (FGIC Insured)                 Aaa  1,285,000  1,426,350
Eastern Muni. Wtr. Dist. Wtr. & Swr. Rev.
Ctfs. of Prtn. 6.75% 7/1/12 (FGIC Insured)   Aaa  1,600,000  1,846,000
Elk Grove Unified School Dist. Spl. Tax Rfdg.
(Commty. Facs. Dist. #1) 6.50%
12/1/07 (AMBAC Insured)                      Aaa  840,000  953,400
Encintas Unified School Dist. (Cap.
Appreciation) 0% 8/1/04 (MBIA Insured)       Aaa  1,250,000  868,750
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS  PRINCIPAL   VALUE
                                 (UNAUDITED) (B)     AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Fontana Redev. Agcy. Tax Allocation Rfdg.
(Jurupa Hills):
  Series 1992 A, 7.10% 10/1/23               BBB $ 2,495,000 $ 2,610,394
  Series A, 7% 10/1/14                      BBB+  2,300,000  2,420,750
Foothill/Eastern Trans. California Toll
Rd. Rev. Sr. Lien Series A, 0% 1/1/05        Baa  1,000,000  641,250
Foster City Pub. Fing. Auth. Rev.
(Foster City Commty. Rev. Proj.) Series A:
  6% 9/1/06                                   A-  1,355,000  1,400,731
  6% 9/1/07                                   A-  1,440,000  1,495,800
  6% 9/1/13                                   A-  1,925,000  1,929,813
Fountain Valley Agcy. for Commty. Dev. Tax
Allocation:
  (Civic Recreational Proj.#1-B)
  7.375% 5/1/15                                -    245,000  250,799
  (Ind. Area Redev. Proj.)
  9.10% 1/1/15                              BBB+  1,745,000  1,777,370
Intermodal Container Transfer Facs. Joint
Pwr. Auth.
Rev. Rfdg. Series 1989 A, 7.70% 11/1/14,
LOC Industrial Bank of Japan (BIG Insured)    A1  1,500,000  1,567,500
Irvine Ranch Wtr. Dist. Joint Pwr. Agcy.
Local Pool Rev.:
  7.875% 2/15/23                              A+     390,000  402,386
  8.25% 8/15/23                               A+  13,175,000  13,883,156
Kern High School Dist. Gen. Oblig.
7% 8/1/09 (Escrowed to Maturity) (c)           A  1,090,000  1,265,763
Kings River Conservation Dist. Rev. Rfdg.
(Pine Flat Pwr. Rev.) Series D,
6.375% 1/1/12                                 Aa  3,830,000  4,035,863
La Quinta Redev. Agcy. Rfdg. (Tax Allocation
Proj. Area #1) 7.30% 9/1/05 (MBIA Insured)   Aaa  1,000,000  1,178,750
Livermore Redev. Agcy. Tax Allocation Rev.
(Livermore Redev. Proj.) Series A, 7.75%
8/1/09                                         -  1,000,000  1,018,550
Local Gov't. Fin. Auth. Rev. (Oakland
Central Dist.) 0% 9/1/08                     Aaa  3,710,000  2,040,500
Los Angeles Ctfs. of Prtn. (Health Facs.
Construction Loan) (Bay Harbor Hosp.)
7.30% 4/1/20                                   A  2,000,000  2,127,500
Los Angeles County Ctfs. of Prtn.:
 (Correctional Facs.) 0%, 9/1/10 (MBIA
Insured)  (Escrowed to Maturity) (c)         Aaa  3,770,000  1,819,025
 (Disney Parking Proj.) (Cap. Appreciation):
  0% 3/1/11                                 Baa1  1,950,000  799,500
  0% 3/1/13                                 Baa1  2,835,000  1,009,969
  0% 9/1/17                                 Baa1  3,370,000  876,200
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS  PRINCIPAL   VALUE
                                 (UNAUDITED) (B)     AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Los Angeles County Ctfs. of Prtn.: - continued
 (Disney Parking Proj.) (Cap. Appreciation): - continued
  0% 3/1/18                                 Baa1 $ 3,000,000 $ 753,750
  0% 3/1/20                                 Baa1  1,000,000  220,000
Los Angeles County Metropolitan Trans. Auth.
Sales Tax Rev. Prop. C, Series A:
  5.90% 7/1/03 (AMBAC Insured)               Aaa  1,655,000  1,783,263
  5.90% 7/1/04 (AMBAC Insured)               Aaa  2,100,000  2,273,250
  5.90% 7/1/07 (AMBAC Insured)               Aaa  1,730,000  1,881,375
Los Angeles Hbr. Dept. Rev. 7.60% 10/1/18
(Escrowed to Maturity) (c)                    Aa  7,540,000  9,340,175
Los Angeles Wastewtr. Sys. Rev. Rfdg.:
 Series A, 6% 2/1/04 (FGIC Insured)          Aaa  1,500,000  1,616,250
 Series D:
  4.70% 11/1/17 (FGIC Insured)               Aaa  2,000,000  1,742,500
  5.20% 11/1/21 (FGIC Insured)               Aaa  2,000,000  1,850,000
Madera County. Ctfs. Prtn. (Valley
Children's Hospital) 6.25% 3/15/05 (MBIA
Insured)                                     Aaa  500,000  547,500
Metropolitan Wtr. Dist. Southern California
Rev.:
 (Special Dist. G.O.s) 5% 3/1/02             Aaa  1,600,000  1,652,000
 5.75% 8/12/18                                Aa  5,000,000  5,018,750
 5% 7/1/20                                    Aa  2,515,000  2,279,219
 7.661% 8/5/22 INFL (h)                       Aa  1,300,000  1,332,500
Modesto Irrigation Dist. Ctfs. of Prtn.
 Rfdg. & Cap. Impts. Series A:
  0% 10/1/05 (MBIA Insured)                  Aaa  2,140,000  1,404,375
  0% 10/1/08 (MBIA Insured)                  Aaa  2,270,000  1,242,825
 (Geysers Geothermal Pwr. Proj.) Series
1986,  5% 10/1/17                             A1  5,000,000  4,500,000
Northern California Pwr. Agcy. Pub. Pwr. Rev.:
 Rfdg. (Geothermal Proj. #3-B) 5.50%
 7/1/01 (AMBAC Insured)                      Aaa  1,500,000  1,567,500
 Rfdg. (Geothermal Proj.) Series A, 5.80%
 7/1/09 (AMBAC Insured)                      Aaa  1,875,000  1,992,188
 Crossover Rfdg. (Geothermal Proj. #3)
Series A,  5.50% 7/1/05 (AMBAC Insured) (g)  Aaa  2,250,000  2,370,938
 7.50% 7/1/23 (AMBAC Insured)
 (Pre-Refunded to 7/1/21 @ 100) (c)          Aaa  1,355,000  1,681,894
Northern California Trans. Rev. (Ore Trans.
Proj.) Series A, 7% 5/1/13 (MBIA Insured)    Aaa  7,000,000  8,303,750
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS  PRINCIPAL   VALUE
                                 (UNAUDITED) (B)     AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Oakland Ctfs. of Prtn. Rfdg. (Oakland
Museum) Series A, 0%, 4/1/07
(AMBAC Insured)                             Aaa $ 2,750,000 $ 1,653,438
Ontario Redev. Fing. Auth. Rev. (Cap.
Appreciation Proj. #1) (Ctr. City)
0% 8/1/10 (MBIA Insured)                    Aaa  3,255,000  1,578,675
Orange County Local Trans. Auth. Sales
Tax Rev. First Series-Measure M, 6%
2/15/08 (AMBAC Insured)                     Aaa  1,250,000  1,346,875
Placer County Wtr. Agcy. Rev. (Middle
Fork Proj.) Series A, 3.75% 7/1/12            A  8,830,000  7,450,313
Pleasanton Joint Pwrs. Fing. Auth. Rev.
Reassessment Series A:
  5.70% 9/2/01                              Baa  1,215,000  1,243,856
  5.80% 9/2/02                              Baa  2,820,000  2,901,075
  6.15% 9/2/12                              Baa  2,830,000  2,872,450
Port Oakland Port. Rev. Rfdg. (Cap.
Appreciation) Series F:
  0% 11/1/06 (MBIA Insured)                 Aaa  1,640,000  1,010,650
  0% 11/1/07 (MBIA Insured)                 Aaa  4,250,000  2,465,000
  0% 11/1/08 (MBIA Insured)                 Aaa  1,770,000  964,650
Rancho Mirage Joint Pwrs. Fing. Auth.
Ctfs. of Prtn. (Eisenhower Mem. Hosp.)
7% 3/1/22 (Pre-Refunded to 3/1/02 @102) (c)  A2  3,300,000  3,733,125
Rancho Wtr. Dist. Fing. Auth. Rev. Rfdg.
6.50% 11/1/04 (FGIC Insured)                Aaa  1,985,000  2,215,756
Riverside County Asset Leasing Corp.
Leasehold Rev. (Riverside County Hosp.
Proj.) Series A, 6.50% 6/1/12                 A  7,000,000  7,542,500
Riverside Unified School Dist. Ctfs. of Prtn.
(Cap. Appreciation Land Acquisition Proj.)
Series B, 0% 9/1/26 (FSA Insured) (d)       Aaa  1,940,000  1,852,700
Sacramento Cogeneration Auth. Cogeneration
Proj. Rev. (Proctor & Gamble Proj.) :
  5.40% 7/1/98                             BBB-  1,000,000  1,011,250
  5.90% 7/1/02                             BBB-  1,000,000  1,037,500
  6.375% 7/1/10                            BBB-  700,000  729,750
  6.50% 7/1/14                             BBB-  1,000,000  1,043,750
Sacramento Fing. Auth. Lease Rev. Rfdg.
Series A, 5.375% 11/1/14 (AMBAC Insured)    Aaa  2,225,000  2,213,875
Sacramento Muni. Util. Dist. Elec. Rev.:
 Rfdg. Series G, 6.5% 9/1/13                Aaa  2,100,000  2,370,375
  1.76% 11/15/08 (FGIC Insured) (e)         Aaa  7,000,000  6,763,750
  6.30% 8/15/18 (FGIC Insured)              Aaa  3,500,000  3,648,750
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS  PRINCIPAL   VALUE
                                 (UNAUDITED) (B)     AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Sacramento Pwr. Auth. Cogeneration Proj. Rev.:
 6.50% 7/1/06                             BBB- $ 3,000,000 $ 3,221,250
 6.50% 7/1/07                             BBB-  1,000,000  1,067,500
San Bernardino County Ctfs. of Prtn.:
 Rfdg. (Med. Ctr. Fin.) 5.50% 8/1/22      Baa1  5,500,000  5,204,375
 (Cap. Facs. Proj.) Series B, 6.875%
8/1/24  (Escrowed to Maturity) (c)        Baa1  2,500,000  2,959,375
San Diego County Reg'l. Trans. Commission
Sales Tax Rev. Second Series A:
  6.25% 4/1/03 (FGIC Insured)              Aaa  4,000,000  4,365,000
  6% 4/1/04 (FGIC Insured)                 Aaa  2,875,000  3,112,188
San Diego County Wtr. Auth. Crtfs. of
Prtn. 5.632% 4/25/07 (FGIC Insured)        Aaa  2,500,000  2,606,250
San Diego Multi-Family Hsg. Rev.
(Island Gardens Apts. Proj.) Series B
(GNMA Coll.) 9.50% 10/20/20, LOC Swiss
Bank                                       AAA  1,585,000  1,603,608
San Diego Pub. Facs. Fing. Swr. 6% 5/15/07
(FGIC Insured)                             Aaa  1,500,000  1,623,750
San Diego Swr. Rev. Series A, 5% 5/15/13
(AMBAC Insured)                            Aaa  2,000,000  1,890,000
San Francisco Bay Area Rapid Transition
Dist. Sales Tax Rev. Rfdg. 6.75% 7/1/10
(AMBAC Insured)                            Aaa  1,500,000  1,734,375
San Francisco Bldg. Auth. Lease Rev.
(Dept. Gen. Svcs. Lease)
Series A, 5% 10/1/08                         A  1,320,000  1,295,250
San Francisco City & County Gen. Oblig.:
 Series 1995 A & B, 6.50% 6/15/03
 (FGIC Insured)                            Aaa  1,500,000  1,651,875
 7.20% 9/1/01  A1  625,000  647,369
San Francisco City & County Public Safety Impt.
Proj. Series B, 7.20% 6/15/05               A1  1,000,000  1,056,250
San Francisco City & County Redev. Agcy.
7.75% 9/1/06                                 -  9,000,000  9,315,810
San Francisco City & County Redev. Fing. Auth.
Tax Allocation Rev. Series A:
  0% 8/1/06 (FGIC Insured)                 Aaa  1,035,000  652,050
  0% 8/1/07 (FGIC Insured)                 Aaa  1,085,000  641,506
  0% 8/1/08 (FGIC Insured)                 Aaa  1,085,000  602,175
  0% 8/1/09 (FGIC Insured)                 Aaa  1,085,000  562,844
  0% 8/1/10 (FGIC Insured)                 Aaa  1,085,000  526,225
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS  PRINCIPAL   VALUE
                                 (UNAUDITED) (B)     AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
San Francisco City & County School Dist. Facs.
Impt. Proj. Series C, 6.20% 6/15/11
(FGIC Insured)                             Aaa $ 1,755,000 $ 1,851,525
San Francisco City & County Swr. Rev. Rfdg.
5.90% 10/1/08 (AMBAC Insured)              Aaa  2,000,000  2,112,500
San Joaquin County Ctfs. of Prtn.
(General Hosp. Proj.) 5.70% 9/1/01           A  1,000,000  1,023,750
San Jose Ctfs. of Prtn. Rfdg.
(Communication Ctr. Proj.)
6.50% 5/1/10 (MBIA Insured)                Aaa  3,500,000  3,766,875
Santa Ana Commty. Redev. Agcy. Tax
Allocation (Santa Ana Redev. Proj.)
Series B, 6.50 12/15/14                    AAA  830,000  883,950
Santa Clara Elec. Rev. Series B,
0% 7/1/06 (MBIA Insured)                   Aaa  2,080,000  1,310,400
Santa Clara Fing. Lease Auth. Rev.
(VMC Fac. Replacement Proj.) Series A,
7.75% 11/15/09 (AMBAC Insured)             Aaa  3,725,000  4,656,250
Santa Margarita Dana Point Auth. Rev.
(Impt. Dists. 1-2-2A 8, Series A:
 7.25% 8/1/07 (MBIA Insured)               Aaa  2,200,000  2,615,250
  7.25% 8/1/12 (MBIA Insured)              Aaa  1,865,000  2,251,988
Sequoia Hosp. Rev. Rfdg. 5.375% 8/15/13
(Escrowed to Maturity) (c)                 Baa  2,300,000  2,291,375
South Orange County Pub. Fin. Auth. Spl.
Tax Rev.:
 (Foothill Area) Series C,
 7.50% 8/15/06 (FGIC Insured)              Aaa  2,000,000  2,412,500
 (Sr. Lien) Series A, 7% 9/1/09 (MBIA
Insured)                                   Aaa  3,000,000  3,532,500
Southern California Pub. Pwr. Auth. Pwr.
Proj. Rev.:
 Rfdg. (Mead Adelanto Proj.) Series A,
 4.75% 7/1/16 (AMBAC Insured)              Aaa  2,000,000  1,775,000
 Rfdg. (Palo Verde Proj.) Series A,
 6% 7/1/07 (AMBAC Insured)                 Aaa  1,000,000  1,091,250
 (Multiple Proj.):
  6.75% 7/1/10                               A  1,400,000  1,578,500
  6.75% 7/1/11                               A  4,000,000  4,495,000
Southern California Pub. Pwr. Auth.
Transmission
Proj. Rev. Rfdg. (Sub Southern Transmission)
Series A, 6% 7/1/06 (MBIA Insured)         Aaa  1,000,000  1,092,500
Stanislaus County Ctfs. of Prtn. 5.25%
5/1/14 (MBIA Insured)                      Aaa  1,500,000  1,455,000
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS  PRINCIPAL   VALUE
                                 (UNAUDITED) (B)     AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Sulphur Springs Unified School Dist.
Series A:
 0% 9/1/07 (MBIA Insured)                  Aaa $ 4,445,000 $ 2,578,100
 0% 9/1/09 (MBIA Insured)                  Aaa  2,485,000  1,267,350
Univ. of California Rev. (Multiple Purpose
Projs.) Series D, 6.10% 9/1/10 (MBIA
Insured)                                   Aaa  2,000,000  2,107,500
Upland Hosp. Ctfs. of Prtn.
(San Antonio Commty. Hosp.):
  5.25% 1/1/08                               A  1,850,000  1,801,438
  5.25% 1/1/13                               A  5,500,000  5,073,750
  5% 1/1/18                                  A  1,500,000  1,312,500
West Covina Ctfs. of Prtn. (Queen of the
Valley Hosp.) 6 50% 8/15/24                 A2  1,100,000  1,142,616
TOTAL MUNICIPAL BONDS
(Cost $444,307,087)                                       470,446,193
MUNICIPAL NOTES (A) - 2.6%
CALIFORNIA - 2.6%
California Gen. Oblig. RAN 4.50% 6/30/97  MIG 1  2,000,000  2,005,880
California Poll. Cont. Fin. Auth.
Poll. Cont. Rev.:
 Rfdg. (Pacific Gas & Elec.) Series C,
 3.40%, LOC Bank of America, VRDN           A-1+  2,300,000  2,300,000
 (Southern California Edison Proj.)
 Series 1986 C, 3.50%, VRDN               VMIG 1  3,500,000  3,500,000
California Poll. Cont. Fing. Auth.
 Resource Recovery Rev. (Ultra Pwr.
Rocklin Proj.) Series 1988 A, 3.45%,
LOC Security Pacific Nat'l. Bank, VRDN (i)   P-1  1,900,000  1,900,000
Fresno County Unltd. TRAN 4.75% 9/29/97    SP-1+  2,000,000  2,012,520
Los Angeles Gen. Oblig. TRAN,
Series 1996-1997, 4.50% 6/30/97
LOC Bank of Amer. Nat'l Trust & Savings    MIG 1  1,000,000  1,002,950
TOTAL MUNICIPAL NOTES
(Cost $12,721,350)                                           12,721,350
TOTAL INVESTMENTS - 100%
(Cost $457,028,437)                                          $483,167,543
FUTURES CONTRACTS
                                    EXPIRATION UNDERLYING FACE UNREALIZED
                                          DATE AMOUNT AT VALUE GAIN/(LOSS)
PURCHASED
52 Municipal Bond Contracts          June 1997     $ 5,939,375 $ (15,097)
25 30-Year Treasury Bond Contracts   June 1997       2,760,938    (2,570)
                                                               $ (17,667)

THE FACE VALUE OF FUTURES PURCHASED AS A PERCENTAGE OF TOTAL INVESTMENT IN SECURITIES - 1.8%
SECURITY TYPE ABBREVIATIONS
INFL - Inverse Floating Rate Security
RAN - Revenue Anticipation Notes
TRAN - Tax and Revenue Anticipation Notes
VRDN - Variable Rate Demand Notes
LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
(b) Standard & Poor's Corporation credit ratings are used in the absence of a rating by Moody's Investors Service, Inc.
(c) Security collateralized by an amount sufficient to pay interest and principal.
(d) Debt obligation initially issued in zero coupon form which converts to coupon form at a specified rate and date.
(e) Debt obligation initially issued at one coupon which converts to a higher coupon at a specified date.
(f) Security purchased on a delayed delivery basis (see Note 2 of Notes to Financial Statements).
(g) A portion of the security was pledged to cover margin requirements for futures contracts. At the period end, the value of securities pledged amounted to $368,813.
(h) Coupon is inversely indexed to a floating interest rate. The price will be more volatile that the price of a comparable fixed rate security. The rate shown is the rate at period end.
(i) Private activity obligations whose interest is subject to the federal alternative minimum tax for individuals.
OTHER INFORMATION
The composition of long-term debt holdings as a percentage of total value of investment in securities, is as follows (ratings are unaudited):
 MOODY'S RATINGS S&P RATINGS
Aaa, Aa, A 70.3% AAA, AA, A 81.9%
Baa         7.3% BBB         7.2%
Ba          0.0% BB          0.0%
B           0.0% B           0.0%
Caa         0.0% CCC         0.0%
Ca, C       0.0% CC, C       0.0%
                 D           0.0%
The percentage not rated by either S&P or Moody's amounted to 3.9%. FMR has determine that unrated debt securities that are lower quality account for 0.0% of the total value of investment in securities.
The distribution of municipal securities by revenue source, as a percentage of total value of investment in securities, is as follows:
General Obligation                   30.3%
Electric Revenue                     15.0
Health Care                          11.0
Special Tax                          10.8
Water & Sewer                         9.6
Lease Revenue                         8.5
Escrowed/Pre-refunded                 7.0
Others (individually less than 5%)    7.8
TOTAL                               100.0%
INCOME TAX INFORMATION
At February 28, 1997, the aggregate cost of investment securities for income tax purposes was $457,028,437. Net unrealized appreci-ation aggregated $26,139,106, of which $27,208,729 related to appreciated investment securities and $1,069,623 related to depreciated investment securities.
At February 28, 1997, the fund had a capital loss carryforward of approximately $4,627,000 which will expire on February 29, 2004.
At February 28, 1997, the fund was required to defer approximately $3,496,000 of losses on futures contracts.
During fiscal year ended 1997, 100% (unaudited) of the fund's income dividends was free from federal income tax, and .20% (unaudited) of the fund's income dividends was subject to the federal alternative minimum tax. FIDELITY CALIFORNIA MUNICIPAL INCOME FUND

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 FEBRUARY 28, 1997

ASSETS

Investment in securities, at value (cost $457,028,437) -                  $ 483,167,543
See accompanying schedule

Cash                                                                       19,881

Interest receivable                                                        6,922,366

Receivable for daily variation on futures contracts                        6,313

 TOTAL ASSETS                                                              490,116,103

LIABILITIES

Payable for investments purchased

 Delayed Delivery                                           $ 2,989,189

Payable for fund shares redeemed                             429,103

Distributions payable                                        538,831

Accrued management fee                                       158,637

Other payables and accrued expenses                          102,428

 TOTAL LIABILITIES                                                         4,218,188

NET ASSETS                                                                $ 485,897,915

Net Assets consist of:

Paid in capital                                                           $ 467,933,886

Accumulated undistributed net realized gain (loss)                         (8,157,410)
on investments

Net unrealized appreciation (depreciation) on                              26,121,439
investments

NET ASSETS, for 41,148,631 shares outstanding                             $ 485,897,915

NET ASSET VALUE, offering price and redemption price per                   $11.81
share ($485,897,915 (divided by) 41,148,631 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED FEBRUARY 28, 1997

INTEREST INCOME                                                          $ 27,744,838

EXPENSES

Management fee                                             $ 1,897,759

Transfer agent, accounting and custodian fees and           809,619
expenses

Non-interested trustees' compensation                       1,188

Registration fees                                           9,303

Audit                                                       37,611

Legal                                                       4,950

Reports to shareholders                                     505

Miscellaneous                                               5,167

 Total expenses before reductions                           2,766,102

 Expense reductions                                         (4,126)       2,761,976

NET INTEREST INCOME                                                       24,982,862

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                      2,390,191

 Futures contracts                                          25,940        2,416,131

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                      879,193

 Futures contracts                                          156,172       1,035,365

NET GAIN (LOSS)                                                           3,451,496

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                          $ 28,434,358
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS

                                                         YEAR ENDED       YEAR ENDED
                                                         FEBRUARY 28,     FEBRUARY 29,
                                                         1997             1996

INCREASE (DECREASE) IN NET ASSETS

Operations                                               $ 24,982,862     $ 26,643,639
Net interest income

 Net realized gain (loss)                                 2,416,131        (252,205)

 Change in net unrealized appreciation (depreciation)     1,035,365        25,696,878

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          28,434,358       52,088,312
FROM OPERATIONS

Distributions to shareholders                             (25,083,634)     (26,643,639)
From net interest income

 From net realized gain                                   (127,452)        -

 TOTAL DISTRIBUTIONS                                      (25,211,086)     (26,643,639)

Share transactions                                        68,032,151       95,232,766
Net proceeds from sales of shares

 Reinvestment of distributions                            17,866,882       18,770,502

 Cost of shares redeemed                                  (101,203,598)    (118,512,417)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          (15,304,565)     (4,509,149)
FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                 (12,081,293)     20,935,524

NET ASSETS

 Beginning of period                                      497,979,208      477,043,684

 End of period (including undistributed net interest     $ 485,897,915    $ 497,979,208
income of $0 and $100,772, respectively)

OTHER INFORMATION
Shares

 Sold                                                     5,877,607        8,288,904

 Issued in reinvestment of distributions                  1,542,356        1,634,924

 Redeemed                                                 (8,759,027)      (10,325,933)

 Net increase (decrease)                                  (1,339,064)      (402,105)


FINANCIAL HIGHLIGHTS
                             YEAR ENDED    YEAR ENDED       YEARS ENDED          TEN MONTHS
                               FEBRUARY      FEBRUARY        FEBRUARY 28,         ENDED
                                    28,           29,                            FEBRUARY
                                                                                  28,


                                   1997        1996        1995        1994 C      1993

SELECTED PER-SHARE DATA

Net asset value, beginning         $ 11.720    $ 11.120    $ 12.100    $ 12.430    $ 11.540
of period

Income from Investment              .599        .625        .685        .719        .611
Operations
Net interest income

 Net realized and unrealized        .096        .597        (.830)      (.060)      .890
 gain (loss)

 Total from investment              .695        1.222       (.145)      .659        1.501
 operations

Less Distributions

 From net interest income           (.602)      (.622)      (.685)      (.719)      (.611)

 From net realized gain             (.003)      -           (.150)      (.270)      -

 Total distributions                (.605)      (.622)      (.835)      (.989)      (.611)

Net asset value, end of period     $ 11.810    $ 11.720    $ 11.120    $ 12.100    $ 12.430

TOTAL RETURN B                      6.16%       11.25%      (.91)       5.41%       13.40%
                                                           %

RATIOS AND SUPPLEMENTAL
DATA

Net assets, end of period          $ 485,898   $ 497,979   $ 477,044   $ 575,289   $ 586,791
(000 omitted)

Ratio of expenses to average        .57%        .58%        .56%        .57%        .60%
net assets                                                                         A

Ratio of net interest income to     5.19%       5.44%       6.16%       5.78%       6.17%
average net assets                                                                 A

Portfolio turnover rate             17%         37%         29%         44%         32%
                                                                                   A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
C EFFECTIVE MARCH 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND

PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. Total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value). You can also look at the fund's income, as reflected in the fund's yield, to measure performance. If Fidelity had not reimbursed certain fund expenses the past five year and past 10 year total returns would have been lower.
CUMULATIVE TOTAL RETURNS

PERIODS ENDED FEBRUARY 28, 1997                      PAST 1   PAST 5   PAST 10
                                                     YEAR     YEARS    YEARS

Fidelity California Insured Municipal Income         5.49%    39.24%   87.28%

Lehman Brothers California Insured 1-26 Ye           5.24%    n/a      n/a
ar
 Municipal Bond Index

California Insured Municipal Funds Averag            4.36%    42.55%   93.12%
e

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, one year, five years, or 10 years. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. You can compare the fund's returns to the performance of the Lehman Brothers California Insured 1-26 Year Municipal Bond Index - a total return performance benchmark for insured California investment-grade municipal bonds with maturities between one and 26 years. To measure how the fund's performance stacked up against its peers, you can compare it to the California insured municipal funds average, which reflects the performance of 28 mutual funds with similar objectives tracked by Lipper Analytical Services Inc. over the past one year. Both benchmarks include reinvested dividends and capital gains, if any, and exclude the effect of sales charges.
AVERAGE ANNUAL TOTAL RETURNS

PERIODS ENDED FEBRUARY 28, 1997                      PAST 1   PAST 5   PAST 10
                                                     YEAR     YEARS    YEARS

Fidelity California Insured Municipal Income         5.49%    6.85%    6.48%

Lehman Brothers California Insured 1-26 Ye           5.24%    n/a      n/a
ar
 Municipal Bond Index

California Insured Municipal Funds Averag            4.36%    7.34%    6.80%
e

AVERAGE ANNUAL TOTAL RETURNS take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year. (Note: Lipper calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a slightly different figure than that obtained by averaging the cumulative total returns and annualizing the result.)
$10,000 OVER 10 YEARS
IMAHDR PRASUN   SHR__CHT 19970228 19970320 100641 S00000000000001
             CA INSURED MUNI INCOME      LB MUNICIPAL BOND
             00403                       LB015
  1987/02/28      10000.00                    10000.00
  1987/03/31       9913.87                     9894.00
  1987/04/30       9090.42                     9397.52
  1987/05/31       8974.29                     9350.91
  1987/06/30       9090.90                     9625.45
  1987/07/31       9189.21                     9723.63
  1987/08/31       9240.18                     9745.51
  1987/09/30       8690.68                     9386.19
  1987/10/31       8935.50                     9419.42
  1987/11/30       9149.56                     9665.36
  1987/12/31       9293.49                     9805.60
  1988/01/31       9847.62                    10154.88
  1988/02/29       9981.85                    10262.22
  1988/03/31       9579.38                    10143.17
  1988/04/30       9633.09                    10220.26
  1988/05/31       9643.77                    10190.73
  1988/06/30       9799.22                    10339.82
  1988/07/31       9829.49                    10407.23
  1988/08/31       9893.59                    10416.39
  1988/09/30      10086.77                    10604.93
  1988/10/31      10378.34                    10791.57
  1988/11/30      10240.21                    10692.72
  1988/12/31      10372.52                    10802.11
  1989/01/31      10559.73                    11025.50
  1989/02/28      10429.52                    10899.70
  1989/03/31      10432.23                    10873.65
  1989/04/30      10712.42                    11131.79
  1989/05/31      10927.36                    11362.99
  1989/06/30      11041.33                    11517.30
  1989/07/31      11156.01                    11674.05
  1989/08/31      10997.97                    11559.76
  1989/09/30      11011.95                    11525.32
  1989/10/31      11090.41                    11666.27
  1989/11/30      11265.54                    11870.43
  1989/12/31      11281.51                    11967.53
  1990/01/31      11176.75                    11910.92
  1990/02/28      11354.33                    12016.93
  1990/03/31      11346.60                    12020.54
  1990/04/30      11157.10                    11933.51
  1990/05/31      11444.47                    12194.02
  1990/06/30      11553.10                    12301.20
  1990/07/31      11733.57                    12482.03
  1990/08/31      11540.73                    12300.79
  1990/09/30      11579.47                    12307.80
  1990/10/31      11763.94                    12531.07
  1990/11/30      12034.58                    12783.07
  1990/12/31      12073.12                    12838.67
  1991/01/31      12160.16                    13010.97
  1991/02/28      12183.93                    13124.16
  1991/03/31      12184.21                    13128.89
  1991/04/30      12347.30                    13303.50
  1991/05/31      12473.87                    13421.77
  1991/06/30      12448.51                    13408.48
  1991/07/31      12626.78                    13571.80
  1991/08/31      12753.92                    13750.54
  1991/09/30      12935.91                    13929.57
  1991/10/31      13118.26                    14054.94
  1991/11/30      13131.79                    14094.15
  1991/12/31      13396.42                    14396.61
  1992/01/31      13452.14                    14429.43
  1992/02/29      13449.96                    14434.05
  1992/03/31      13465.70                    14439.39
  1992/04/30      13599.41                    14567.90
  1992/05/31      13776.18                    14739.37
  1992/06/30      14017.38                    14986.69
  1992/07/31      14479.80                    15435.99
  1992/08/31      14207.76                    15285.49
  1992/09/30      14302.27                    15385.46
  1992/10/31      13972.19                    15234.22
  1992/11/30      14372.40                    15507.07
  1992/12/31      14622.73                    15665.39
  1993/01/31      14790.32                    15847.58
  1993/02/28      15568.83                    16420.79
  1993/03/31      15359.73                    16247.22
  1993/04/30      15516.44                    16411.15
  1993/05/31      15590.63                    16503.39
  1993/06/30      15890.42                    16778.83
  1993/07/31      15849.33                    16800.81
  1993/08/31      16252.86                    17150.60
  1993/09/30      16452.85                    17345.95
  1993/10/31      16466.83                    17379.42
  1993/11/30      16228.22                    17226.31
  1993/12/31      16643.45                    17589.96
  1994/01/31      16851.30                    17790.84
  1994/02/28      16282.89                    17330.05
  1994/03/31      15342.19                    16624.37
  1994/04/30      15430.30                    16765.35
  1994/05/31      15565.63                    16910.70
  1994/06/30      15369.50                    16807.38
  1994/07/31      15709.82                    17115.46
  1994/08/31      15736.33                    17174.68
  1994/09/30      15411.35                    16922.55
  1994/10/31      15025.14                    16622.01
  1994/11/30      14636.20                    16321.48
  1994/12/31      14938.96                    16680.72
  1995/01/31      15532.42                    17157.45
  1995/02/28      16071.47                    17656.39
  1995/03/31      16195.64                    17859.26
  1995/04/30      16169.24                    17880.34
  1995/05/31      16755.15                    18450.90
  1995/06/30      16428.22                    18290.38
  1995/07/31      16551.27                    18463.77
  1995/08/31      16790.76                    18697.89
  1995/09/30      16927.89                    18816.25
  1995/10/31      17235.90                    19089.84
  1995/11/30      17643.01                    19406.54
  1995/12/31      17851.49                    19593.03
  1996/01/31      17974.92                    19740.96
  1996/02/29      17753.19                    19607.71
  1996/03/31      17503.26                    19357.12
  1996/04/30      17408.07                    19302.34
  1996/05/31      17382.58                    19294.62
  1996/06/30      17580.63                    19504.74
  1996/07/31      17764.19                    19682.23
  1996/08/31      17752.68                    19677.51
  1996/09/30      18035.13                    19952.99
  1996/10/31      18255.40                    20178.66
  1996/11/30      18670.96                    20547.93
  1996/12/31      18537.50                    20461.63
  1997/01/31      18565.08                    20500.30
  1997/02/28      18728.02                    20688.50
IMATRL PRASUN   SHR__CHT 19970228 19970320 100644 R00000000000123

$10,000 OVER 10 YEARS: Let's say hypothetically that $10,000 was invested in Fidelity California Insured Municipal Income Fund on February 28, 1987. As the chart shows, by February 28, 1997, the value of the investment would have grown to $18,728 - an 87.28% increase on the initial investment. For comparison, look at how the Lehman Brothers Municipal Bond Index, which reflects the performance of the investment-grade municipal bond market, did over the same period. With dividends and capital gains, if any, reinvested, the same $10,000 would have grown to $20,688 - a 106.88% increase. UNDERSTANDING
PERFORMANCE
How a fund did yesterday is
no guarantee of how it will
do tomorrow.
(checkmark)





TOTAL RETURN COMPONENTS

                      YEAR ENDED YEAR ENDED   YEARS ENDED FEBRUARY 28,
                        FEBRUARY   FEBRUARY
                              28,     29,

                              1997    1996    1995      1994     1993

Dividend return               5.29%   5.48%    5.50%    5.35%    6.43%

Capital appreciation return   0.20%    4.98%   -6.80%   -0.76%    9.32%

Total return                  5.49%   10.46%   -1.30%   4.59%    15.75%

TOTAL RETURN COMPONENTS include both dividend returns and capital appreciation returns. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or capital gains paid by the fund are reinvested.
DIVIDENDS AND YIELD

PERIODS ENDED FEBRUARY 28, 1997          PAST          PAST 6         PAST 1
                                         MONTH         MONTHS         YEAR

Dividends per share                      4.04(cents)   25.90(cents)   52.48(cents)

Annualized dividend rate                 5.07%         5.09%          5.16%

30-day annualized yield                  4.65%         -              -

30-day annualized tax-equivalent yield   8.01%         -              -


DIVIDENDS per share show the income paid by the fund for a set period. If you annualize this number, based on an average share price of $10.38 over the past one month, $10.27 over the past six months and $10.17 over the past one year, you can compare the fund's income over these three periods. Dividends per share show the income paid by the fund for a set period and do not reflect any tax reclassifications. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis. The tax-equivalent yield shows what you would have to earn on a taxable investment to equal the fund's tax-free yield, if you're in the 41.95% combined effective 1997 federal and state tax bracket but does not reflect the payment of the federal alternative minimum tax, if applicable.
FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND

FUND TALK: THE MANAGER'S OVERVIEW



MARKET RECAP
Stable demand helped municipal
bonds perform better than their
investment-grade taxable
counterparts in the 12 months
ending February 28, 1997.
However, anticipation of
short-term interest rate increases
by the Federal Reserve Board
negatively affected all bonds. For
the period, the Lehman
Brothers Municipal Bond Index
- a broad measure of the
municipal bond market - had a
total return of 5.51%. In
comparison, the Lehman Brothers
Aggregate Bond Index - a broad
measure of the performance of the
U.S. taxable bond market -
returned 5.35%. New issue supply
in the municipal market was
strong through the first half of the
period, but insurance companies
and individual investors helped
sustain demand. The diminishing
likelihood of significant tax reform
in the near future also helped
support the muni market. Like
most domestic bonds, munis were
affected by signs of strength in the
economy in the first half of 1996.
Nevertheless, the market
conditions that supported the
muni market helped it enter the fall
trading at expensive levels
relative to its taxable counterparts.
Munis stalled because their rich
valuations inhibited demand and
encouraged selling. From
December on, most bond markets
suffered from fears - confirmed
by Fed Chairman Alan
Greenspan's testimony before
Congress in late February - that
latent inflation pressures might
encourage the Fed to raise
short-term rates. Munis, however,
outperformed over the past few
months, in part because of a thin
supply of new issues.

(Portfolio Manager:  Jonathan Short photograph)

An interview with Jonathan Short, Portfolio Manager of Fidelity California Insured Municipal Income Fund
Q. HOW DID THE FUND PERFORM, JON?
A. For the year ending February 28, 1997, the fund had a total return of 5.49%. For comparison purposes, the California insured municipal debt funds average, as tracked by Lipper Analytical Services, returned 4.36%, and the Lehman Brothers California Insured 1-26 Year Municipal Bond Index returned 5.24% for the same one year period.
Q. WHAT TYPES OF BONDS DID WELL?
A. Uninsured municipal securities were some of the market's - and the fund's - best performers and were a key reason why the fund fared better than many of its competitors. While the vast majority of this fund's holdings are insured bonds, I use uninsured bonds as a way of adding more yield to the fund. The main driver for the strong returns of uninsured bonds was tightening credit spreads, which meant that lower-quality bonds provided a smaller yield advantage over higher-quality bonds at the end of the period than they did at the beginning. As a result, uninsured bonds generally performed better than insured bonds.
Q. WHAT STRATEGIES DID YOU EMPLOY OVER THE PAST SIX MONTHS?
A. I focused on bonds with maturities in the intermediate range - those with maturities of between five and 20 years - while keeping the fund's holdings in shorter- and longer-term bonds light. I chose to emphasize intermediate bonds because I believed that their expected total return was greater than that of longer-maturity bonds. Additionally, I did not believe that many longer-term securities offered enough additional yield to compensate investors for their added interest rate sensitivity. All in all, I felt that intermediate maturity bonds were attractive on a risk/return basis over the period.
Q. GENERAL OBLIGATION BONDS (GOS) MADE UP THE FUND'S LARGEST SECTOR CONCENTRATION AT THE END OF THE PERIOD. WHICH TYPES OF GOS DID YOU TARGET?
A. A large portion of the fund's stake in GOs are state general obligation bonds, which are issued by the state, backed by its full faith and credit, and are repaid by general revenue, in contrast to revenue from a specific facility or project built with borrowed funds. In my opinion, the state's credit worthiness has improved as its economy has rebounded. In fact, revenue collections have improved to the point where estimates call for the state's budget to post $1 billion more in revenues than originally projected.
Q. WHAT THINGS DO YOU CONSIDER WHEN DETERMINING THE OVERALL STRUCTURE OF THE PORTFOLIO?
A. I place a lot of emphasis on the price breakdown of the bonds. I prefer to have a lighter position in callable "par" bonds - those with prices between $97 and $103 - and a heavier weighting in discount and premium bonds with prices below $97 or above $103, respectively. The main reason for this strategy is that I feel that par bonds are more susceptible to call risk, where the issuer can redeem an issue before its maturity. Similarly, I also look for bonds with good "call protection." When interest rates fall, municipal issuers often call - or redeem - bonds before their maturity and issue new bonds as a way to lower their interest costs. So I focus on bonds with good call protection - those that have some longer period of time before they legally can be called away - and non-callable bonds, which can't be redeemed by their issuer before maturity.
Q. WHAT'S YOUR OUTLOOK?
A. From a supply and demand standpoint, I'm optimistic about municipals. I don't expect to see a tremendous amount of new bonds issued. What increase in supply we see likely will be easily digested if demand remains firm. How municipals fare over the next year will depend heavily on the direction of interest rates, but I don't think anyone can accurately pinpoint where interest rates will be a year from now. That said, we may continue to see some volatility in the bond market as long as there are conflicting signs about the economy and inflation trends.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

FUND FACTS
GOAL: high current
tax-free income for California
residents
FUND NUMBER: 403
TRADING SYMBOL: FCXIX
START DATE: September 18,
1986
SIZE: as of February 28, 1997,
more than $205 million
MANAGER: Jonathan Short,
since 1995; manager,
Spartan Florida Municipal
Income, since 1996; Fidelity
Advisor California Municipal
Income and Spartan
Arizona Municipal Income,
since 1995; Spartan California
Municipal Income, Spartan
California Intermediate
Municipal Income, Fidelity
California Municipal Income
and Fidelity Minnesota
Municipal Income, since 1995;
joined Fidelity in 1990
(checkmark)

JONATHAN SHORT ON
CALIFORNIA'S ECONOMY:
"The strength of California's
economic rebound is an
important component in the
overall performance of
California municipal bonds.
For a number of reasons, I am
optimistic about California's
economy. The first is
employment growth, which
continues to outpace the nation
as a whole. Second, the state
budget is posting revenues well
ahead of projections, thanks
mostly to rising tax collections.
Third, the rebound has grown
to be more broad-based, with
Southern California finally
showing improvements after
lagging behind the northern part
of the state. Finally, permits to
build new houses are up
about 15% this year and sales
of existing homes seem to
have stabilized."

FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND

INVESTMENT CHANGES


TOP FIVE SECTORS AS OF FEBRUARY 28, 1997
                     % OF FUND'S    % OF FUND'S INVESTMENT
                     INVESTMENTS    S
                                    IN THESE SECTORS
                                    6 MONTHS AGO

General Obligation   27.3           26.5

Electric Revenue     15.4           14.4

Water & Sewer        14.7           13.4

Lease Revenue        14.0           14.1

Special Tax          12.0           14.2

AVERAGE YEARS TO MATURITY AS OF FEBRUARY 28, 1997
                                    6 MONTHS AGO

Years                15.5           15.9

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF FEBRUARY 28, 1997
                                    6 MONTHS AGO

Years                7.9             8.0

DURATION SHOWS HOW MUCH A BOND FUND'S PRICE FLUCTUATES WITH CHANGES IN COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE ABOUT 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE.
QUALITY DIVERSIFICATION (MOODY'S RATINGS)
AS OF FEBRUARY 28, 1997 AS OF AUGUST 31, 1996
Aaa 68.1%
Aa, A 24.5%
Baa 5.0%
Caa 0.0%
Non-rated 0.0%
Short-term
investments 2.4%
Aaa 69.9%
Aa, A 21.5%
Baa 5.6%
Caa 0.0%
Non-rated 0.0%
Short-term
investments 3.0%
Row: 1, Col: 1, Value: 68.09999999999999
Row: 1, Col: 2, Value: 24.5
Row: 1, Col: 3, Value: 5.0
Row: 1, Col: 4, Value: 0.0
Row: 1, Col: 5, Value: 0.0
Row: 1, Col: 6, Value: 2.4
Row: 1, Col: 1, Value: 69.90000000000001
Row: 1, Col: 2, Value: 21.5
Row: 1, Col: 3, Value: 5.6
Row: 1, Col: 4, Value: 0.0
Row: 1, Col: 5, Value: 0.0
Row: 1, Col: 6, Value: 3.0
69.9
SHOWN AS A PERCENTAGE OF THE FUND'S INVESTMENTS. WHERE MOODY'S RATINGS ARE NOT AVAILABLE, WE HAVE USED S&P RATINGS.
FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND

INVESTMENTS FEBRUARY 28, 1997
Showing Percentage of Total Value of Investments in Securities

MUNICIPAL BONDS - 97.6%
                                    MOODY'S RATINGS PRINCIPAL   VALUE
                                    (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - 97.6%
Alameda County Ctfs. of Prtn. Rfdg.
(Santa Rita Jail Proj.) 5.375%
6/1/09 (MBIA Insured)                           Aaa $ 1,750,000 $ 1,798,125
Burbank Redev. Agcy. Tax Allocation
(City Ctr. Redev. Proj.) Series A, 5%
12/1/15 (FGIC Insured)                          Aaa  4,000,000  3,715,000
California Dept. Wtr. Resources Rev.
(Central VY Proj.) Series O, 4.75% 12/1/17       Aa  1,000,000  887,500
California Edl. Facs. Auth. Rev.:
 Rfdg. (Univ. of Southern California) Series A,
 5.65% 10/1/10 (f)                               Aa3  740,000  748,325
 (Pooled Facs. Prog.) Series 1987,
 7.625% 11/1/12 (MBIA Insured)                   Aaa  1,000,000  1,039,560
California Gen. Oblig.:
 5.50% 6/1/03                                     A1  2,000,000  2,100,000
 6% 9/1/03                                        A1  1,000,000  1,080,000
 6.90% 4/1/05                                     A1  1,000,000  1,142,500
 6.50% 9/1/10                                     A1  1,500,000  1,691,250
 5.25% 10/1/14                                    A1  1,000,000  971,250
 6.25% 10/1/19                                    A1  2,100,000  2,296,875
California Health Facs. Fin. Auth. Rev. Rfdg.
 (Children's Hosp.):                             Aaa  1,200,000  1,293,000
  6% 7/1/03 (MBIA Insured)
  6% 7/1/06 (MBIA Insured)                       Aaa  500,000  541,875
California Hsg. Fin. Agcy. Rev. (Home Mtg.):
 Series 1983 A, 0% 2/1/15                         Aa  8,187,000  1,404,807
 Series 1983 B, 0% 8/1/15                         Aa  170,000  26,350
 Series R, 5.25% 8/1/16 (MBIA Insured) (h)       Aaa  1,000,000  995,000
California Pub. Cap. Impt. Fing. Auth. Rev.
(Pooled Proj.) Series B,
8.10% 3/1/18 (MBIA Insured)                      Aaa  2,830,000  2,963,916
California Pub. Works Board Lease Rev.:
 Rfdg. (Dept. Corrections State Prisons)
 Series A, 5% 12/1/19 (AMBAC Insured)            Aaa  2,000,000  1,865,000
 (Dept. Correction State Prisons, Madera)
 Series E:
   6% 6/1/07                                       A  1,500,000  1,603,125
   5.50% 6/1/15                                    A  2,000,000  1,997,500
 (University Projs.) Series B, 6.40% 12/1/09      A1  1,700,000  1,893,375
 (Various Cmmty. College Projs.) Series C, 6%
 3/1/05 (AMBAC Insured)                          Aaa  1,000,000  1,081,250
 5% 6/1/06                                        A1  1,000,000  1,008,750
MUNICIPAL BONDS - CONTINUED
                                    MOODY'S RATINGS PRINCIPAL   VALUE
                                    (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
California Statewide Commty. Dev. Auth.
5.10% 11/1/07 (MBIA Insured)                    Aaa $ 1,000,000 $ 1,002,500
California Statewide Commty. Dev. Auth. Rev.
Ctfs. of Prtn.:
  (Childrens Hosp.) 6% 6/1/11 (MBIA Insured)    Aaa  1,700,000  1,814,750
  (Sisters Charity Leavenworth Sys.):
   4.875% 12/1/10                               Aa3  1,000,000  946,250
   5.616% 7/1/13                                Aaa  2,000,000  1,982,500
   5% 12/1/23                                   Aa3  1,000,000  903,750
Carson Redev. Agcy. Redev. Proj. Area #1
Tax Allocation Rfdg. 6.375% 10/1/12            Baa1  1,000,000  1,021,250
Castaic Lake Wtr. Agcy. Ctfs. of Prtn. Rfdg.
(Wtr. Sys. Impt. Proj.) Series A:
  7% 8/1/12 (MBIA Insured)                      Aaa  1,000,000  1,181,250
  7% 8/1/13 (MBIA Insured)                      Aaa  1,580,000  1,868,350
Central Valley Fin. Auth. Rev.
(Cogeneration Proj.)(Carson Ice Proj.)
5.80% 7/1/04                                   BBB-  500,000  517,500
Chino Basin Fng. Auth. Rev. (Mun. Wtr. Dist.
Swr. Sys. Proj.) 7.0% 8/1/06 (AMBAC Insured)    Aaa  1,145,000  1,332,494
Contra Costa Trans. Auth. Sales Tax Rev.
Series A: 6% 3/1/03 (FGIC Insured)              Aaa  1,000,000  1,080,000
 6% 3/1/04 (FGIC Insured)                       Aaa  500,000  542,500
Desert Hosp. Dist. Rev. Ctfs. of Prtn. 6.392%
7/28/20 (FSA Insured)                           Aaa  2,600,000  2,691,000
East Bay Muni. Util. Dist. Wastewtr. Treatment
6% 6/1/05 (FGIC Insured)                        Aaa  1,550,000  1,689,500
East Bay Muni. Util. Dist. Wtr. Sys. Rev. Rfdg:
 6% 6/1/02 (FGIC Insured)                       Aaa  1,000,000  1,075,000
 6% 6/1/06 (FGIC Insured)                       Aaa  1,840,000  2,014,800
 6% 6/1/12 (FGIC Insured)                       Aaa  1,000,000  1,033,750
East Bay Reg'l. Park Dist.:
 Series C, 6.50% 9/1/01 (FGIC Insured)          Aaa  660,000  717,750
 6.10% 9/1/06                                    Aa  1,000,000  1,058,750
Elk Grove Unified School Dist. Spl. Tax Rfdg.
(Commty. Facs. Dist. #1) 6.50%
12/1/24 (AMBAC Insured)                         Aaa  2,000,000  2,277,500
Encintas Unified School Dist. (Cap.
Appreciation) 0% 8/1/03 (MBIA Insured)          Aaa  1,750,000  1,286,250
Eureka Unified School Dist. Ctfs. of Prtn.
(Cap. Appreciation):
  Series A, 0% 9/1/27 (FSA Insured) (d)         Aaa  660,000  715,275
  Series B, 0% 9/1/27 (FSA Insured) (d)         Aaa  1,555,000  1,483,081
MUNICIPAL BONDS - CONTINUED
                                    MOODY'S RATINGS PRINCIPAL   VALUE
                                    (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Fontana Redev. Agcy. Tax Allocation Rfdg.
(Jurupa Hills):
  Series 1992 A, 7.10% 10/1/23                  BBB $ 1,000,000 $ 1,046,250
  Series A, 7% 10/1/14                         BBB+  2,300,000  2,420,750
Fremont Unified School Dist. Alameda County
(Cap. Appreciation) Series F, 0% 8/1/05
(MBIA Insured)                                  Aaa  1,395,000  911,981
Irvine Ranch Wtr. Dist. Joint Pwr. Agcy.
Local Pool Rev.:
  7.875% 2/15/23                                 A+  3,850,000  3,972,276
  8.25% 8/15/23                                  A+  3,000,000  3,161,250
Kings River Conservation Dist. Rfdg.
(Pine Flats Proj.) 6.375% 1/1/12                 Aa  1,000,000  1,053,750
Local Gov't. Fin. Auth. Rev. (Oakland Cent.
Dist.) 0% 9/1/09 (MBIA Insured)                 Aaa  3,565,000  1,840,431
Los Angeles County Ctfs. of Prtn. (Disney
Parking Proj.) (Cap. Appreciation) 0% 3/1/10   Baa1  2,000,000  885,000
Los Angeles County Metropolitan Trans. Auth.
Sales Tax Rev. Prop. C, Series A
5.90% 7/1/03 (AMBAC Insured)                    Aaa  1,750,000  1,885,625
Los Angeles Dept. Wtr. & Pwr. Elec. Plant Rev.
Rfdg. 4.75% 8/15/16 (FGIC Insured)              Aaa  2,700,000  2,379,375
Los Angeles Hbr. Dept. Rev. 7.60% 10/1/18
(Escrowed to Maturity) (c)                       Aa  2,000,000  2,477,500
Los Angeles Wastewtr. Sys. Rev. Rfdg.:
 Series A:
  9% 6/1/00 (MBIA Insured)                      Aaa  500,000  570,000
  6% 2/1/04 (FGIC Insured)                      Aaa  1,500,000  1,616,250
 Series D, 5.20% 11/1/21 (FGIC Insured)         Aaa  1,000,000  925,000
M-S-R Pub. Pwr. Agcy. Rev. (San Juan Proj.)
Series D, 6.75% 7/1/20 (MBIA Insured)           Aaa  2,500,000  2,887,500
Metropolitan Wtr. Dist. Southern Wtrwks. Rev.:
 Rfdg. Series B:
  5% 7/1/14 (MBIA Insured)                      Aaa  1,140,000  1,074,450
  5.75% 8/12/18                                  Aa  4,000,000  4,015,000
  4.75% 7/1/21 (MBIA Insured)                   Aaa  3,000,000  2,636,250
Modesto Ctfs. of Prtn. (Commty. Ctr. Refing.
Proj.) Series A, 5% 11/1/23 (AMBAC Insured)     Aaa  2,500,000  2,303,125
Modesto Irrigation Dist. Ctfs. of Prtn. Rfdg.
& Cap. Impts. Series A, 0% 10/1/09 (MBIA
Insured)                                        Aaa  2,270,000  1,166,213
Moreno Valley Unified School Dist. Ctfs. of
Prtn. (Land Acquisition) 0% 9/1/11 (FSA
Insured) (d)                                    Aaa  2,350,000  2,238,375
MUNICIPAL BONDS - CONTINUED
                                    MOODY'S RATINGS PRINCIPAL   VALUE
                                    (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Northern California Pwr. Agcy. Pub. Pwr. Rev.:
 Rfdg. 7.50% 7/1/23 (AMBAC Insured)
 (Pre-Refunded to 7/1/21 @ 100) (c)             Aaa $ 1,300,000 $ 1,613,625
 Crossover Rfdg. (Geothermal Proj. #3) Series
A:
  5.50% 7/1/05 (AMBAC Insured)                  Aaa  500,000  526,875
  5.80% 7/1/09 (AMBAC Insured)                  Aaa  1,085,000  1,152,813
Oakland Redev. Agcy. Central Dist. Redev.
(Sub. Tax Allocation) 5% 9/1/13
(MBIA Insured)                                  Aaa  2,960,000  2,841,600
Ontario Redev. Fing. Auth.:
 Rfdg. (Ontario Redev. Proj. #1) 6.90% 8/1/10
 (MBIA Insured)                                 Aaa  1,215,000  1,416,994
 6.65% 8/1/07 (MBIA Insured)                    Aaa  500,000  572,500
 6.75% 8/1/08 (MBIA Insured)                    Aaa  1,065,000  1,228,744
Pleasanton Joint Pwrs. Fin. Auth. Reassessment
Series A, 6% 9/2/05                             Baa  1,490,000  1,549,600
Rancho Mirage Joint Pwrs. Fing. Auth.
Ctfs. of Prtn. (Eisenhower Mem. Hosp.)
7% 3/1/22                                        A2  1,000,000  1,131,250
Rancho Wtr. Dist. Fing. Rev. Rfdg. 6.50%
11/1/05 (FGIC Insured)                          Aaa  500,000  560,625
Redding Elec. Sys. Rev. Ctfs. of Prtn.
(Cap. Appreciation) Series A:
  0% 6/1/05 (FGIC Insured)                      Aaa  2,000,000  1,340,000
  0% 6/1/06 (FGIC Insured)                      Aaa  1,730,000  1,094,225
  0% 6/1/07 (FGIC Insured)                      Aaa  1,890,000  1,119,825
  0% 6/1/08 (FGIC Insured)                      Aaa  1,300,000  724,750
Redondo Beach Redev. Agcy. Tax Allocation
(South Bay Ctr.) 8.625% 5/1/14
(FGIC Insured)                                  Aaa  1,000,000  1,016,640
Richmond Redev. Agcy. Tax Allocation
(Harbour Redev. Proj.) 7% 7/1/09
(FSA Insured)                                   Aaa  1,750,000  1,953,438
Riverside County Asset Leasing Corp. Leasehold
Rev. (Riverside County Hosp. Proj.) Series A:
  6.375% 6/1/09                                  A3  2,000,000  2,105,000
  6.50% 6/1/12                                    A  5,500,000  5,926,250
Riverside Unified School Dist. Ctfs. of Prtn.
(Cap. Appreciation Land Acquisition Proj.)
Series B, 0% 9/1/26 (FSA Insured) (d)           Aaa  1,710,000  1,633,050
MUNICIPAL BONDS - CONTINUED
                                    MOODY'S RATINGS PRINCIPAL   VALUE
                                    (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Sacramento Cogeneration Auth. Pwr. &
Gas (Cogeneration Proj.):
  6% 7/1/03                                   BBB- $ 700,000 $ 730,625
  6.50% 7/1/07                                BBB-  1,000,000  1,067,500
  6.5% 7/1/08                                 BBB-  1,000,000  1,063,750
Sacramento Fing. Auth. Gas Tax Rev. Series A,
6% 10/1/07 (AMBAC Insured)                     Aaa  1,290,000  1,406,100
Sacramento Fing. Auth. Lease Rev. Rfdg.
Series A, 5.375% 11/1/14
(AMBAC Insured)                                Aaa  6,500,000  6,467,500
Sacramento Muni. Util. Dist. Elec. Rev.:
 Rfdg. Series G, 6.5% 9/1/13
 (MBIA Insured) (g)                            Aaa  7,000,000  7,901,250
 1.76% 11/15/08 (FGIC Insured) (e)             Aaa  3,700,000  3,575,125
 6.30% 8/15/18 (FGIC Insured)                  Aaa  2,000,000  2,085,000
San Diego County Reg'l. Trans. Commission
Sales Tax Rev. Second Series A.:
  6.25% 4/1/03 (FGIC Insured)                  Aaa  4,000,000  4,365,000
  6% 4/1/04 (FGIC Insured)                     Aaa  1,150,000  1,244,875
San Francisco City & County Int'l. Arpt. Rev.:
 Rfdg. Series 2, 6.20% 5/1/05
 (AMBAC Insured)                               Aaa  1,000,000  1,082,500
 6% 5/1/13 (FGIC Insured)                      Aaa  1,075,000  1,115,313
San Francisco City & County Swr. Rev.:
 Rfdg. 5.90% 10/1/08 (AMBAC Insured)           Aaa  1,000,000  1,056,250
 Series B, 0% 10/1/07 (FGIC Insured)           Aaa  4,770,000  2,796,413
San Jacinto Unified School Dist. Series B,
0% 9/1/26 (FSA Insured) (d)                    Aaa  1,585,000  1,624,625
San Joaquin County Ctfs. of Prtn.:
 Rfdg. (Cap. Facs. Proj.) 5% 11/15/09
 (MBIA Insured)                                Aaa  1,000,000  993,750
 (Gen. Hosp. Proj.) 6.625% 9/1/20                A  2,500,000  2,618,750
San Jose Arpt. Rev. Rfdg. 5.875% 3/1/07
(FGIC Insured)                                 Aaa  1,905,000  2,055,019
San Jose Ctfs. of Prtn. Rfdg. (Communication
Ctr. Proj.) 6.50% 5/1/10 (MBIA Insured)        Aaa  1,500,000  1,614,375
San Jose Redev. Agcy. Tax Alloc. (Merged Area
Redev. Proj.) 6% 8/1/15 (MBIA Insured)         Aaa  3,000,000  3,202,500
Santa Ana Commty. Redev. Agcy. Tax Allocation
(South Main St. Redev.) 5.25%
9/1/13 (MBIA Insured)                          Aaa  3,000,000  2,895,000
Santa Rosa Waste Wtr. Rev. Rfdg. (Sub Reg'l.
Wastewtr. Proj.) Series A,
4.75% 9/1/16 (FGIC Insured)                    Aaa  900,000  803,250
MUNICIPAL BONDS - CONTINUED
                                    MOODY'S RATINGS PRINCIPAL   VALUE
                                    (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
South Orange County Pub. Fing. Auth.
Spl. Tax Rev.:
 (Foothill Area) Series C, 7.50%
8/15/07  (FGIC Insured)                         Aaa $ 2,290,000 $ 2,779,485
 (Sr. Lien) Series A, 7% 9/1/09 (MBIA Insured)  Aaa  2,000,000  2,355,000
Southern California Pub. Pwr. Auth.
Transmission Proj. Rev. Rfdg. (Sub Southern
Transmission) Series A, 6% 7/1/06 (MBIA
Insured)                                        Aaa  1,000,000  1,092,500
Sulpher Springs Unified School Dist.
Series A, 0% 9/1/08 (MBIA Insured)              Aaa  2,000,000  1,087,500
Tahoe-Truckee Joint Union School Dist.
(Cap. Appreciation) Series A, 0% 9/1/10
(FGIC Insured)                                  Aaa  6,625,000  3,180,000
Upland Ctfs. of Prtn. (San Antonio Commty.
Hosp.) 5% 1/1/18                                  A  1,000,000  875,000
West Covina Ctfs. of Prtn. (Queen of the
Valley Hosp.) 6.50% 8/15/24                      A2  1,000,000  1,038,750
TOTAL MUNICIPAL BONDS
(Cost $191,692,125)                                             199,526,943
MUNICIPAL NOTES (A) - 2.4%
CALIFORNIA - 2.4%
Los Angeles County Metropolitan Trans. Auth.
Participating VRDN, Series SGB-1, 3.55%
(Liquidity Facility Societe Generale
France) (i)                                     AAA  1,975,000  1,975,000
Orange County Sanitation Dist. Ctfs. of
Prtn. (Cap. Impt. Prog.) (Dist. 1-7 & 11)
3.65% (FGIC Insured) VRDN                    VMIG 1  2,900,000  2,900,000
TOTAL MUNICIPAL NOTES
(Cost $4,875,000)                                               4,875,000
TOTAL INVESTMENTS - 100%
(Cost $196,567,125)                                            $204,401,943
FUTURES CONTRACTS
                                    EXPIRATION UNDERLYING FACE UNREALIZED
                                          DATE AMOUNT AT VALUE GAIN/(LOSS)
PURCHASED
10 Municipal Bond Contracts          June 1997 $ 1,142,188     $ (2,903)
17 30-Year Treasury Bond Contracts   June 1997   1,877,438       (1,748)
                                                               $ (4,651)

THE FACE VALUE OF FUTURES PURCHASED AS A PERCENTAGE OF TOTAL INVESTMENT IN SECURITIES - 1.5%
SECURITY TYPE ABBREVIATIONS
VRDN - Variable Rate Demand Notes
LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
(b) Standard & Poor's Corporation credit ratings are used in the absence of a rating by Moody's Investors Service, Inc.
(c) Security collateralized by an amount sufficient to pay interest and principal.
(d) Debt obligation initially issued in zero coupon form which converts to coupon form at a specified rate and date.
(e) Debt obligation initially issued at one coupon which converts to a higher coupon at a specified date.
(f) Security purchased on a delayed delivery basis (see Note 2 of Notes to Financial Statements).
(g) A portion of the security was pledged to cover margin requirements for futures contracts. At the period end, the value of securities pledged amounted to $3,386,250.
(h) Private activity obligations whose interest is subject to the federal alternative minimum tax for individuals.
(i) Provides evidence of ownership in one or more underlying municipal bonds.
OTHER INFORMATION
The composition of long-term debt holdings as a percentage of total value of investment in securities, is as follows (ratings are unaudited):
 MOODY'S RATINGS S&P RATINGS
Aaa, Aa, A 88.7% AAA, AA, A 92.0%
Baa         1.7% BBB         4.3%
Ba          0.0% BB          0.0%
B           0.0% B           0.0%
Caa         0.0% CCC         0.0%
Ca, C       0.0% CC, C       0.0%
                 D           0.0%
The percentage not rated by either S&P or Moody's amounted to 0.0%. FMR has determine that unrated debt securities that are lower quality account for 0.0% of the total value of investment in securities.
The distribution of municipal securities by revenue source, as a percentage of total value of investment in securities, is as follows:
General Obligation                   27.3%
Electric Revenue                     15.4
Water & Sewer                        14.7
Lease Revenue                        14.0
Special Tax                          12.0
Health Care                           6.0
Others (individually less than 5%)   10.6
TOTAL                               100.0%
INCOME TAX INFORMATION
At February 28, 1997, the aggregate cost of investment securities for income tax purposes was $196,567,125. Net unrealized appreciation aggregated $7,834,818, of which $8,315,831 related to appreciated investment securities and $481,013 related to depreciated investment securities.
At February 28, 1997, the fund had a capital loss carryforward of approximately $7,171,000 of which $647,000 will expire on February 28, 2003 and $6,524,000 will expire on February 29, 2004.
At February 28, 1997, the fund was required to defer approximately $369,557 of losses on futures contracts.
During fiscal year ended 1997, 100% (unaudited) of the fund's income dividends was free from federal income tax, and .23% (unaudited) of the fund's income dividends was subject to the federal alternative minimum tax. FIDELITY CALIFORNIA INSURED MUNICIPAL INCOME FUND

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 FEBRUARY 28, 1997

ASSETS

Investment in securities, at value (cost $196,567,125) -                $ 204,401,943
See accompanying schedule

Cash                                                                     38,092

Interest receivable                                                      2,756,312

Receivable for daily variation on futures contracts                      3,500

 TOTAL ASSETS                                                            207,199,847

LIABILITIES

Payable for investments purchased                           $ 739,370

Payable for fund shares redeemed                             60,012

Distributions payable                                        349,466

Accrued management fee                                       67,424

Other payables and accrued expenses                          66,296

 TOTAL LIABILITIES                                                       1,282,568

NET ASSETS                                                              $ 205,917,279

Net Assets consist of:

Paid in capital                                                         $ 205,623,870

Accumulated undistributed net realized gain (loss)                       (7,536,758)
on investments

Net unrealized appreciation (depreciation) on                            7,830,167
investments

NET ASSETS, for 19,890,562 shares outstanding                           $ 205,917,279

NET ASSET VALUE, offering price and redemption price per                 $10.35
share ($205,917,279 (divided by) 19,890,562 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED FEBRUARY 28, 1997

INTEREST INCOME                                                         $ 11,765,684

EXPENSES

Management fee                                             $ 827,688

Transfer agent, accounting and custodian fees and           373,388
expenses

Non-interested trustees' compensation                       809

Registration fees                                           9,275

Audit                                                       42,073

Legal                                                       2,472

Miscellaneous                                               2,479

 Total expenses before reductions                           1,258,184

 Expense reductions                                         (1,795)      1,256,389

NET INTEREST INCOME                                                      10,509,295

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                      266,821

 Futures contracts                                          181,518      448,339

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                      (269,421)

 Futures contracts                                          (4,651)      (274,072)

NET GAIN (LOSS)                                                          174,267

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                         $ 10,683,562
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS

                                                         YEAR ENDED      YEAR ENDED
                                                         FEBRUARY 28,    FEBRUARY 29,
                                                         1997            1996

INCREASE (DECREASE) IN NET ASSETS

Operations                                               $ 10,509,295    $ 11,515,316
Net interest income

 Net realized gain (loss)                                 448,339         (2,341,007)

 Change in net unrealized appreciation (depreciation)     (274,072)       13,023,183

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          10,683,562      22,197,492
FROM OPERATIONS

Distributions to shareholders                             (10,529,224)    (11,515,316)
From net interest income

 From net realized gain                                   (21,363)        -

 TOTAL DISTRIBUTIONS                                      (10,550,587)    (11,515,316)

Share transactions                                        39,821,256      78,520,810
Net proceeds from sales of shares

 Reinvestment of distributions                            7,831,793       8,004,086

 Cost of shares redeemed                                  (63,417,542)    (92,564,366)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          (15,764,493)    (6,039,470)
FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                 (15,631,518)    4,642,706

NET ASSETS

 Beginning of period                                      221,548,797     216,906,091

 End of period (including undistributed net interest     $ 205,917,279   $ 221,548,797
income of $0 and $19,929, respectively)

OTHER INFORMATION
Shares

 Sold                                                     3,919,804       7,754,730

 Issued in reinvestment of distributions                  769,082         790,944

 Redeemed                                                 (6,240,464)     (9,155,320)

 Net increase (decrease)                                  (1,551,578)     (609,646)


FINANCIAL HIGHLIGHTS

                                   YEAR ENDED  YEAR ENDED  YEARS ENDED FEBRUARY    TEN MONTHS
                                   FEBRUARY    FEBRUARY    28,                     ENDED
                                   28,         29,                                 FEBRUARY
                                                                                   28,

                                   1997        1996        1995        1994 D      1993

SELECTED PER-SHARE DATA

Net asset value, beginning         $ 10.330    $ 9.840     $ 10.740    $ 11.030    $ 10.100
of period

Income from Investment              .524        .517        .558        .589        .492
Operations
Net interest income

 Net realized and unrealized        .022        .489        (.730)      (.090)      .930
 gain (loss)

 Total from investment              .546        1.006       (.172)      .499        1.422
 operations

Less Distributions

 From net interest income           (.525)      (.516)      (.558)      (.589)      (.492)

 From net realized gain             (.001)      -           (.170)      (.200)      -

 Total distributions                (.526)      (.516)      (.728)      (.789)      (.492)

Net asset value, end               $ 10.350    $ 10.330    $ 9.840     $ 10.740    $ 11.030
of period

TOTAL RETURN B                      5.49%       10.46%      (1.30)%     4.59%       14.48%

RATIOS AND SUPPLEMENTAL
DATA

Net assets, end of period          $ 205,917   $ 221,549   $ 216,906   $ 291,760   $ 274,872
(000 omitted)

Ratio of expenses to average        .60%        .60%        .59%        .48%        .63% A
net assets                                                             C

Ratio of net interest income to     5.00%       5.31%       5.71%       5.31%       5.72% A
average net assets

Portfolio turnover rate             16%         49%         32%         60%         27% A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C FMR AGREED TO REIMBURSE A PORTION OF THE EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
D EFFECTIVE MARCH 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
FIDELITY CALIFORNIA MUNICIPAL MONEY MARKET FUND

PERFORMANCE: THE BOTTOM LINE


To measure a money market fund's performance, you can look at either total return or yield. Total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income. Yield measures the income paid by a fund. Since a money market fund tries to maintain a $1 share price, yield is an important measure of performance. If Fidelity had not reimbursed certain fund expenses, the past 10 year total returns would have been lower.

CUMULATIVE TOTAL RETURNS
PERIODS ENDED FEBRUARY 28, 1997           PAST 1   PAST 5   PAST 10
                                          YEAR     YEARS    YEARS

Fidelity                                  2.90%    13.80%   43.53%
California Municipal Money Market

California Tax-Free                       2.87%    13.70%   43.57%
 Money Market Funds Average

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, one year, five years or 10 years. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. To measure how the fund's performance stacked up against its peers, you can compare it to the California tax-free money market funds average, which reflects the performance of 46 California tax-free money market funds with similar objectives tracked by IBC Financial Data, Inc. over the past one year. (the periods covered by the IBC Financial Data, Inc. numbers are the closest available match to those covered by the fund.)
AVERAGE ANNUAL TOTAL RETURNS

PERIODS ENDED FEBRUARY 28, 1997           PAST 1   PAST 5   PAST 10
                                          YEAR     YEARS    YEARS

Fidelity                                  2.90%    2.62%    3.68%
California Municipal Money Market

California Tax-Free                       2.87%    2.60%    3.68%
 Money Market Funds Average

AVERAGE ANNUAL TOTAL RETURNS take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year.
YIELDS

                             3/3/97   12/2/96   9/2/96   6/3/96   2/26/96



California Municipal         2.77%    2.93%     2.92%    3.09%    2.76%
Money Market



California Tax-Free          2.74%    2.95%     2.84%    2.95%    2.76%
Money Market Funds
Average



California Tax-Free          4.77%    5.05%     5.03%    5.32%    4.75%
Money Market Tax-equivalen
t




Row: 1, Col: 1, Value: 2.77
Row: 1, Col: 2, Value: 2.74
Row: 2, Col: 1, Value: 2.93
Row: 2, Col: 2, Value: 2.95
Row: 3, Col: 1, Value: 2.92
Row: 3, Col: 2, Value: 2.84
Row: 4, Col: 1, Value: 3.09
Row: 4, Col: 2, Value: 2.95
Row: 5, Col: 1, Value: 2.76
Row: 5, Col: 2, Value: 2.76
4% -
3% -
2% -
1% -
0%
California Municipal
Money Market
California
Tax-Free Money
Market Funds Average
YIELD refers to the income paid by the fund over a given period. Yields for money market funds are usually for seven-day periods, expressed as annual percentage rates. A yield that assumes income earned is reinvested or compounded is called an effective yield. The chart above shows the fund's seven-day yield at quarterly intervals over the past year. You can compare these yields to the California tax-free money market funds average as tracked by IBC Financial Data, Inc. Or you can look at the fund's tax-equivalent yield, which is based on a combined effective 1997 federal and state income tax rate of 41.95%. A portion of the fund's income may be subject to the alternative minimum tax.
A MONEY MARKET FUND'S TOTAL RETURNS AND YIELDS WILL VARY, AND REFLECT PAST RESULTS RATHER THAN PREDICT FUTURE PERFORMANCE.

COMPARING
PERFORMANCE
Yields on tax-free
investments are usually lower
than yields on taxable
investments. However, a
straight comparison between
the two may be misleading
because it ignores the way
taxes reduce taxable returns.
Tax-equivalent yield - the
yield you'd have to earn on a
similar taxable investment to
match the tax-free yield -
makes the comparison more
meaningful. Keep in mind that
the U.S. government neither
insures nor guarantees a
money market fund. And
there is no assurance that a
money market fund will
maintain a $1 share price.
(checkmark)
FIDELITY CALIFORNIA MUNICIPAL MONEY MARKET FUND

FUND TALK: THE MANAGER'S OVERVIEW


NOTE TO SHAREHOLDERS: Diane McLaughlin became Portfolio Manager of Fidelity California Municipal Money Market Fund on August 1, 1996.

(Portfolio Manager:  Diane McLaughlin photograph)

Q. DIANE, WHAT WAS THE INVESTMENT ENVIRONMENT LIKE OVER THE PAST YEAR?
A. Just prior to the beginning of the period in March 1996, market sentiment had shifted from a fear of recession to a fear that the economy might be expanding too rapidly. Accordingly, investors began expecting the Federal Reserve Board to increase the rate banks charge each other for overnight loans - the fed funds target rate - to head off possible inflation. As it turned out, the Fed held steady for over a year, keeping the fed funds target rate at 5.25% since February of last year. While the economy ended 1996 on a fairly strong note, economic data released in January suggested that the economy was proceeding at a more moderate pace. More importantly, inflation pressures didn't materialize, vindicating the Fed's decision to leave policy unchanged. However, the Fed had expressed concern about tightness in the labor market and the potential upward pressure low unemployment might exert on the economy's core inflation. Further, the Fed has indicated a bias toward raising interest rates to keep inflation at bay. By February, the market had grown complacent with steady policy, but during the final days of the month Fed Chairman Alan Greenspan's semiannual testimony before Congress caused a shift in market sentiment. Mentioning the possibility of raising rates before price pressure flows through to the consumer - a pre-emptive tightening - his comments reinforced the increased probability of a near-term increase in the fed funds target rate, causing an increase in rates in the short end of the taxable market.
Q. WHAT KIND OF STRATEGY DID YOU PURSUE WITH THE FUND OVER THE PAST SIX
MONTHS?
A. In anticipation of higher rates, my investment focus remained on the short end of the yield curve. My purchases were concentrated in variable rate instruments and three-month commercial paper. This conservative strategy resulted in the fund's maturity declining considerably from the mid 50-day range to 38 days at the end of the period. I have been able to take advantage of technicals - supply and demand trends - unique to the municipal short-term market. In periods of little demand, municipal money market rates rise relative to taxable securities with comparable maturities. I have tried to anticipate these periods to position the fund to buy at higher yields, and I've selectively purchased attractive longer-term securities during these times. In addition, although the fed funds target rate has held steady, short-term rates have been volatile. Yields have risen as the market has digested strong economic data and have fallen as indicators reflect mild inflation. This volatility has provided trading opportunities for the fund.
Q. HOW DID THE FUND PERFORM?
A. The fund's seven-day yield on February 28, 1997, was 2.76%, the same as it was 12 months ago. The latest yield was the equivalent of a 4.75% taxable rate of return for California investors in the 41.95% combined state and federal income tax bracket. Through February 28, 1997, the fund's 12-month total return was 2.90%, compared to 2.87% for the California tax-free money market funds average, according to IBC Financial Data, Inc.
Q. WHAT'S YOUR OUTLOOK?
A. There is a risk that the economy's moderate strength may become more robust, causing inflation pressures to build and possibly leading to an upward trend in interest rates. Furthermore, seasonal outflows caused by individual tax payments on April 15 are expected to cause yields to rise on short-term municipal money market instruments. That being said, the fund's average maturity should trend downward since there is virtually no new issuance scheduled over the next few months. I'll continue to look for trading opportunities, but intend to try to keep the fund's average maturity close to 40 days, which will enable me to extend the fund's average maturity if rates do increase.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

FUND FACTS
GOAL: high current tax-free
income for California residents
while maintaining a stable
$1.00 share price
FUND NUMBER: 097
TRADING SYMBOL: FCFXX
START DATE: July 7, 1984
SIZE: as of February 28, 1997,
more than $819 million
MANAGER: Diane McLaughlin,
since August 1996; manager,
various Fidelity and Spartan
municipal money market
funds; joined Fidelity in 1992
(checkmark)
FIDELITY CALIFORNIA MUNICIPAL MONEY MARKET FUND

INVESTMENT CHANGES


MATURITY DIVERSIFICATION
DAYS        % OF FUND ASSETS   % OF FUND ASSETS   % OF FUND ASSETS
            2/28/97            8/31/96            2/29/96

0 - 30      73                 71                 66

31 - 90     4                  11                 8

91 - 180    21                 3                  19

181 - 397   2                  15                 7

WEIGHTED AVERAGE MATURITY
                                2/28/97   8/31/96   2/29/96

Fidelity California Municipal
Money Market Fund               38 days   63 days   52 days

California Tax-Free
Money Market Funds
Average*                        40 days   52 days   42 days

ASSET ALLOCATION (% OF FUND'S INVESTMENTS)
AS OF FEBRUARY 28, 1997 AS OF AUGUST 31, 1996

Row: 1, Col: 1, Value: 65.0
Row: 1, Col: 2, Value: 12.0
Row: 1, Col: 3, Value: 2.0
Row: 1, Col: 4, Value: 21.0
Row: 1, Col: 5, Value: 0.0
Row: 1, Col: 1, Value: 68.0
Row: 1, Col: 2, Value: 9.0
Row: 1, Col: 3, Value: 4.0
Row: 1, Col: 4, Value: 17.0
Row: 1, Col: 5, Value: 2.0
Variable rate
demand notes
(VRDNs) 66%
Commercial
paper 12%
Tender bonds 1%
Municipal
notes 21%
Other 0%
Variable rate
demand notes
(VRDNs) 68%
Commercial
paper 9%
Tender bonds 4%
Municipal
notes 17%
Other 2%
* SOURCE: IBC'S  MONEY FUND REPORT  (registered trademark)
FIDELITY CALIFORNIA MUNICIPAL MONEY MARKET FUND

INVESTMENTS FEBRUARY 28, 1997
Showing Percentage of Total Value of Investments in Securities

MUNICIPAL SECURITIES (A) - 100%
                                                   PRINCIPAL   VALUE
                                                   AMOUNT      (NOTE 1)
CALIFORNIA - 100.0%
Alameda County Ind. Dev. Auth. Ind. Rev. VRDN:
 Rfdg. (Longview Fibre Co.) Series 1988, 3.45%,
 LOC ABN-AMRO Bank, VRDN                           $ 1,750,000 $ 1,750,000
 (Edward L. Shimmon Inc. Proj.) Series 1996 A,
3.30%,  LOC Banque Nationale De Paris (b)            2,100,000  2,100,000
Alameda County TRAN 4.50% 6/30/97                    2,000,000  2,003,507
Anaheim Hsg. Auth. Multi-Family Hsg. Rev. (Parka
Vista Apts) 3.30%, LOC Citibank, VRDN (b)            6,200,000  6,200,000
Azusa Multi-Family Hsg. Rev. (Pacific Glen Apt.
Proj.) Series 1994, 3.50%, VRDN                      3,200,000  3,200,000
Barstow Multi-Family Hsg. Rev. (Rimrock Village Apt.
Proj.) Series 1996, 3.30%, LOC Federal Home Loan
Bank, VRDN (b)                                       1,650,000  1,650,000
Berkeley TRAN 4.50% 8/13/97                          2,800,000  2,807,298
Butte County Office of Ed. TRAN 4.50% 8/20/97        4,400,000  4,411,362
California Dept. Of Wtr. Resources Participating
VRDN, Series PA-133, 3.25% (Liquidity Facility
Merrill Lynch & Co.) (c)                             1,000,000  1,000,000
California Econ. Dev. Fin. Auth. Ind. Dev. Rev.
(Volk Enterprises) Series 1996, 3.20%,
LOC Harris Trust & Savings, VRDN                     2,000,000  2,000,000
California Econ. Dev. Fin. Auth. Rev.
(Joseph Schmidt Proj.) Series A, 3.30%,
LOC Banque Nationale De Paris, VRDN (b)              1,000,000  1,000,000
California Gen. Oblig.:
 Bonds:
 Series 96C0502, 3.35%, tender 3/15/97
 (AMBAC Insured) (Liquidity Facility Citibank) (c)   7,600,000  7,600,000
 CP:
  3.35% 3/10/97                                      3,000,000  3,000,000
  3.45% 3/11/97                                      1,300,000  1,300,000
  3.40% 3/12/97                                      3,225,000  3,225,000
  3.45% 3/21/97                                      9,000,000  9,000,000
  3.40% 4/9/97                                       2,500,000  2,500,000
 Participating VRDN (c):                             2,100,000  2,100,000
  Series SG-84, 3.35%
  (Liquidity Facility Society Generale)
  Series SG-85, 3.35%
  (Liquidity Facility Society Generale, France)      3,700,000  3,700,000
  Series 1996 L, 3.40% (FGIC Insured)
  (Liquidity Facility Caisse des Depots et
Consignations)                                       7,800,000  7,800,000
 RAN:
  Series 1996-97, 4.50% 6/30/97                     32,875,000  32,954,780
  3.504% 6/30/97                                     7,000,000  7,000,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                   PRINCIPAL   VALUE
                                                   AMOUNT      (NOTE 1)
CALIFORNIA - CONTINUED
California Hsg. Fin. Agcy. Mtg. Rev. Bonds
Series 1996-J, 4%, tender 7/24/97 (FGIC Insured)   $ 1,025,000 $ 1,025,000
California Hsg. Fin. Agcy. Participating VRDN (c):
 Series C1, 3.40% (Liquidity Facility Bank of
America) (b)                                         3,225,000  3,225,000
 Series PT-40A, 3.45%
 (Liquidity Facility Commerzbank) (b)                6,700,000  6,700,000
 Series PT-40B, 3.45%
 (Liquidity Facility Bayerische Hypotheken) (b)      9,000,000  9,000,000
 Series PT-40C, 3.25%
 (Liquidity Facility Banque Nationale de Paris)      6,720,000  6,720,000
 Series PT-40D, 3.45%
 (Liquidity Facility Banque Nationale de Paris) (b)     60,000  60,000
 Series PA-112, 3.45%
 (MBIA Insured)(Liquidity Facility Merrill Lynch &
Co.) (b)                                             2,500,000  2,500,000
 Series PT-14, 3.25%
 (Liquidity Facility Commerzbank, Germany)           4,975,000  4,975,000
 Series PT-56, 3.45%
 (Liquidity Facility Credit Suisse) (b)              1,180,000  1,180,000
 Series PA-90, 3.45% 2/15/18
 (Liquidity Facility Merrill Lynch) (b)              2,105,000  2,105,000
 Series 1994-1, 3.45%
 (Liquidity Facility State Street Bank) (b)(c)       8,515,179  8,515,179
 Series 1994 H, 3.45%
 (AMBAC Insured) (Liquidity Facility Citibank)
(b)(c)                                               4,000,000  4,000,000
California Poll. Cont. Fin. Auth. Resource Recovery
Rev. (Burney Forest Prod. Proj.) 3.35%,
LOC Nat'l. Westminster Bank, VRDN                    2,000,000  2,000,000
California Poll. Cont. Fin. Auth. Rev.:
Bonds:
  (Chevron USA, Inc. Proj.) Series 1983,
  3.90%, tender 11/15/97                             1,000,000  1,001,377
  (Pacific Gas & Elec. Co.):
   Series 1996 B, 3.40%, tender 3/20/97,
   LOC Morgan Guaranty Trust                         7,100,000  7,100,000
   Series 1996 E:
    3.55%, tender 3/7/97,
    LOC Morgan Guaranty Trust, NY                    2,400,000  2,400,000
    3.45%, tender 3/10/97,
    LOC Morgan Guaranty Trust, NY                    1,800,000  1,800,000
    3.45%, tender 4/8/97,
    LOC Morgan Guaranty Trust, NY                    1,300,000  1,300,000
  (Southern California Edison Co.) Series 1985 D,
  3.25%, tender 3/18/97                              1,200,000  1,200,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                   PRINCIPAL   VALUE
                                                   AMOUNT      (NOTE 1)
CALIFORNIA - CONTINUED
California Poll. Cont. Fin. Auth. Rev.: - continued
VRDN:
  (Pacific Gas & Elec. Co.):
   Series 1996 A, 3.30%, LOC Swiss Bank
Corp. (b)                                         $ 39,700,000 $ 39,700,000
   Series 1996 B, 3.25%, LOC Rabobank Nederland (b)  5,000,000  5,000,000
   Series 1996 C, 3.40%, LOC Bank of America         2,800,000  2,800,000
   Series 1996 F, 3.35%, LOC Banque Nationale de
Paris                                                1,500,000  1,500,000
   Series 1996 G, 3.45%                              2,200,000  2,200,000
  (Shell Oil Corp. - Martinez Proj.) Series 1994 B,
3.40%                                                3,000,000  3,000,000
  (Southern California Edison Proj.):
   Series 1986 A, 3.45%                                700,000  700,000
   Series 1986 B, 3.45%                                600,000  600,000
   Seried 1986 D, 3.45%                              3,900,000  3,900,000
California Poll. Cont. Fin. Auth. Solid Waste Disp.
Rev. VRDN:
 (Athens Disp. Co. Proj.) Series 1995, 3.35%,
 LOC Wells Fargo Bank of San Francisco (b)           2,000,000  2,000,000
 (EDCO Disposal) Series 1996-A,3.35%,
 LOC Wells Fargo Bank                                3,500,000  3,500,000
 (Gilton Solid Waste Mgmt. Inc. Proj.) Series 1995 A,
 3.30%, LOC Bank of America (b)                      2,700,000  2,700,000
 (Sanifill Inc. Proj.) Series 1995 A, 3.30%,
 LOC California St. Teachers Retirement Sys. (b)     3,000,000  3,000,000
 (Shell Oil Co. Martinez Proj.) Series 1994 S,
3.40% (b)                                            6,100,000  6,100,000
 Series 1996 A, 3.50%, LOC Sanwa Bank Ltd. (b)       1,650,000  1,650,000
California School Cash Reserves Prog. Auth. TRAN
Series 1996 A, 4.75% 7/2/97                         12,100,000  12,137,810
California Statewide Commty. Dev. Auth. Apt. Dev.
Rev. Rfdg. Series 1995 A-7, 3.30%
(FNMA Guaranteed) VRDN (b)                           5,000,000  5,000,000
California Statewide Commty. Dev. Auth.
Multi-Family Hsg. Rev. VRDN:
  (Canyon Creek Apts.) Series 1995 C, 3.25%
  (FNMA Guaranteed) (b)                                700,000  700,000
  (Evapco, Inc.) Series 1996 K, 3.40%,
  LOC Nations Bank (b)                               1,500,000  1,500,000
California Statewide Commty. Dev. Auth. Enterprise
Zone Facs. Rev. (JTF Enterprises, LLC Proj.)
Series 1996 A, 3.35%, LOC Bank of America            3,000,000  3,000,000
California Statewide Commty. Dev. Auth. Ind. Dev.
Rev. VRDN:
 (Carvin Corp.) 3.30%,
 LOC California State Teachers Retirement Sys. (b)     435,000  435,000
 (Cordeiro Vault Co., Inc. Proj.) Series 1996 M,
 3.30%, LOC California Teachers Retirement Sys. (b)  1,130,000  1,130,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                   PRINCIPAL   VALUE
                                                   AMOUNT      (NOTE 1)
CALIFORNIA - CONTINUED
California Statewide Commty. Dev. Auth. Ind.
Dev. Rev. VRDN: - continued
 (Peets Coffee & Tea Inc.) Series 1995 E, 3.30%,
 LOC California St. Teacher Retirement Sys. (b)    $ 2,200,000 $ 2,200,000
 (Santa Cruz-Wilson Entities Ltd. Proj.) Series
1993,  3.30%, LOC Bank of Tokyo (b)                  1,300,000  1,300,000
 (Veriflo Corp. Proj.) Series 1996 C, 3.30%,
 LOC ABN-AMRO (b)                                    1,900,000  1,900,000
 (W&H Voortman Inc. Proj.) Series 1990, 3.30%,
 LOC California Teachers Retirement Sys. (b)         1,005,000  1,005,000
California Statewide Commty. Dev. Auth. Rev. VRDN:
 (Andercraft Prod. Inc.) Series 1989, 3.30%,
 LOC California Teachers Retirement Sys. (b)           605,000  605,000
 (Covenant Retirement Commty. Inc.):
  Series 1995, 3.25%, LOC LaSalle Bank               4,000,000  4,000,000
  3.25%, LOC Lasalle Nat'l. Bank                    10,300,000  10,300,000
 (Eurodesign Cabinets Inc. Proj.) 3.30%,
 LOC California Teachers Retirement Sys. (b)         1,000,000  1,000,000
 (Fibrebond West Inc. Proj.) Series 1996 N, 3.30%,
 LOC California State Teachers Retirement Sys. (b)   2,000,000  2,000,000
 (Florestone Prod. Co.) Series 1989, 3.30%,
 LOC Bank of Tokyo (b)                                 880,000  880,000
 (Fulton Properties Ltd, Inc.) Series 1996 F, 3.40%
 LOC Wells Fargo Bank (b)                            3,625,000  3,625,000
 (Instrument Specialties Co.) Series 1989,
 3.30%, LOC California Teachers Retirement Sys. (b)    925,000  925,000
 (J. Michelle of California/Edie Lee Inc.) 3.30%,
 LOC California Teachers Retirement Sys. (b)         1,325,000  1,325,000
 (Kaiser Foundation Hosp.) Series 1995, 3.20%        4,700,000  4,700,000
 (Lansmont Corp. Proj.) Series 1996 G, 3.40%,
 LOC Wells Fargo Bank (b)                            1,000,000  1,000,000
 (Leegin Creative Leather Prod.) Series 1995 A,
3.30%,  LOC California St. Teachers Retirement
Sys. (b)                                             1,715,000  1,715,000
 (Lorber Ind. of California Proj.) Series 1992,
3.40%,  LOC Union Bank                               1,120,000  1,120,000
 (Marcel & Margrit Shurman Proj.) 3.30% (b)          1,655,000  1,655,000
 (Northern California Retired Officers Commty.)
3.35%,  LOC Dresdner Bank                              700,000  700,000
 (Northwest Pipe & Casing Co. Proj.)Series 1990,
3.30%,  LOC California Teacher Retirement Sys. (b)   3,500,000  3,500,000
 (Redline Synthetic Oil Corp.) 3.30%,
 LOC California Teachers Retirement Sys. (b)         1,095,000  1,095,000
 (Setton Prop. Inc. Proj.) Series 1995 E, 3.40%,
 LOC Wells Fargo Bank of San Francisco (b)           2,890,000  2,890,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                   PRINCIPAL   VALUE
                                                   AMOUNT      (NOTE 1)
CALIFORNIA - CONTINUED
California Statewide Commty. Dev. Auth. Rev. VRDN: - continued
 (Zarn Inc. Proj.) Series 1989, 3.30%,
 LOC California Teacher Retirement Sys. (b)        $ 1,175,000 $ 1,175,000
 (Zieman Manufacturing Co. Proj.) Series 1990,
3.30%,  LOC California St. Teacher Retirement
Sys. (b)                                               490,000  490,000
Camarillo Multi-Family Hsg. Rev.
(Hacienda de Camarillo Proj.) Series 1996,
3.25% (FNMA Guaranteed) VRDN (b)                     5,900,000  5,900,000
Carlsbad Hsg. & Redev. Multi-Family Hsg. Rev.
(Seascape Village Proj.) Series A, 3.45%, VRDN      10,600,000  10,600,000
Chula Vista Ind. Dev. Rev. (San Diego Gas & Elec.
Co.) (b):
 VRDN Series B:
  3.35%                                              2,000,000  2,000,000
  3.60%                                              3,600,000  3,600,000
 Bonds:
  Series C:
   3.55%, tender 3/24/97                             1,000,000  1,000,000
   3.50%, tender 6/16/97                             5,000,000  5,000,000
  Series D:
   3.50%, tender 3/10/97                             2,000,000  2,000,000
   3.55%, tender 3/7/97                              1,500,000  1,500,000
  Series E, 3.55%, tender 3/11/97                    2,500,000  2,500,000
Concord Multi-Family Mtg. Rev. (Crossroads Apts.)
Series 1988 B, 3.20%, (FNMA Guaranteed) VRDN         1,900,000  1,900,000
Contra Costa County Wtr. Dist. Participating VRDN,
Series SGA-24, 3.20%
(Liquidity Facility Societe Generale) (c)           11,100,000  11,100,000
Covina Redev. Agcy. Multi-Family Hsg. Rev.
(Shadowhills Apt. Proj.) Series 1994 A, 3.50%, VRDN    500,000  500,000
East Bay Muni. Util. Dist. (Wtr & Swr. Proj.) Series
1988 CP:
 3.45% 3/27/97 (Liquidity Facility Westdeutsche
Landesbank)                                          6,000,000  6,000,000
 3.30% 4/11/97
 (Liquidity Facility Westdeutsche Landesbank)        1,600,000  1,600,000
Emeryville Redev. Agcy. Multi-Family Hsg.
(Emery Bay Apts. II) 3.30%,
LOC Bank of America, VRDN (b)                        3,000,000  3,000,000
Escondido Commty. Dev. Commission Rev.
(Escondido Promeneade Proj.) 3.30%,
LOC Bank of America, VRDN (b)                        4,000,000  4,000,000
Fowler Ind. Dev. Auth. Ind. Dev. Rev.
(Bee Sweet Citrus Inc. Proj.) 3.40%,
LOC Bank of America, VRDN (b)                        2,000,000  2,000,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                   PRINCIPAL   VALUE
                                                   AMOUNT      (NOTE 1)
CALIFORNIA - CONTINUED
Fremont Multi-Family Hsg. Rev. (Treetops Apts.)
Series 1996 - A, 3.25% (FNMA Guaranteed)
VRDN (b)                                           $ 3,300,000 $ 3,300,000
Fremont (Alameda County) TRAN Series 1996,
4.50% 7/1/97                                         3,500,000  3,506,182
Fremont Unified School Dist. TRAN Series 1996,
4.625% 7/1/97                                        3,300,000  3,307,253
Fresno County TRAN:
 4.50% 6/30/97                                       1,500,000  1,502,870
 4.75% 9/29/97                                       3,800,000  3,823,826
Garden Grove Hsg. Auth. Multi-Family Hsg. Rev.
(Valley View Sr. Villas Proj.) Series1990 A, 3.35%,
LOC Wells Fargo Bank, VRDN (b)                       1,500,000  1,500,000
Huntington Beach Multi-Family Hsg. (Five Point
Seniors Proj.) Series 1991 A,
3.25%, LOC Wells Fargo Bank, VRDN (b)                6,400,000  6,400,000
Irvine Ranch Wtr. Dist. Rev. Series 1985 C,
3.35%, LOC Sumitomo Bank Ltd., VRDN                  3,200,000  3,200,000
Irvine Wtr. Dist. Series 1991, 3.35%,
LOC Natwest Group, VRDN                              1,200,000  1,200,000
Kern County TRAN 4.50% 10/2/97                       3,500,000  3,516,880
Lassen Muni. Util. Dist. Rev. Rfdg. Series 1996 A,
3.40% (FSA Insured) (Liquidity Facility Credit
Local De France), VRDN (b)                           3,500,000  3,500,000
Livermore Ctfs. of Prtn. (Reverse Osmosis Proj.)
3.25%, LOC Nat'l. Westminster Bank                   1,700,000  1,700,000
Long Beach Harbour Dept. CP Series A (b):
 3.30% 3/11/97                                       1,300,000  1,300,000
 3.45% 3/11/97                                       2,900,000  2,900,000
Long Beach Harbor Participating VRDN,
Series SG-73, 3.35%
(Liquidity Facility Societe Generale) (b)(c)         3,000,000  3,000,000
Los Angeles Commty. College Dist. TRAN Series
1996-97, 4.50% 7/1/97                                1,100,000  1,101,764
Los Angeles Commty. Redev. Agcy. Multi-Family Hsg.
Rev. (Promenade Towers) 3.25%, LOC Tokai Bank,
VRDN                                                12,000,000  12,000,000
Los Angeles Convention & Exhibit Ctr. Auth.
Participating VRDN, Series PA-1006, 3.25% (MBIA
Insured) (Liquidity Facility Merrill Lynch) (c)        565,000  565,000
Los Angeles County Dev. Auth. (Caitac & Jae Proj.),
3.40%, LOC Union Bank, VRDN (b)                      1,500,000  1,500,000
Los Angeles County Metropolitan Trans. Auth
Participating VRDN (c):
  Series SG-54, 3.25% (AMBAC Insured)
  (Liquidity Facility Societe Generale)              6,500,000  6,500,000
  Series SG-B2, 3.30% (Liquidity Facility Societe
Generale)                                            6,550,000  6,550,000
  Series SG-B3, 3.30% (Liquidity Facility Societe
Generale)                                            5,200,000  5,200,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                   PRINCIPAL   VALUE
                                                   AMOUNT      (NOTE 1)
CALIFORNIA - CONTINUED
Los Angeles County Multi-Family Hsg. Rev. VRDN:
 (Malibu Meadows Proj.) Series 1991 A,
 3.35%, LOC Sumitomo Bank Ltd.                     $ 9,011,000 $ 9,011,000
 (Malibu Meadows II Proj.) Series 1991 B,
 3.35%, LOC Sumitomo Bank Ltd.                       1,800,000  1,800,000
 (Meadowridge Apt. Proj.) Series 1994 B, 3.50%       1,400,000  1,400,000
Los Angeles County TRAN Series 1996-97,
4.50% 6/30/97                                       23,945,000  24,009,134
Los Angeles Dept. of Wtr. & Pwr. Elec. Plant CP:
 3.40% 5/8/97                                        3,000,000  3,000,000
 3.40% 5/12/97                                       3,000,000  3,000,000
 3.40% 6/12/97                                       2,500,000  2,500,000
Los Angeles Harbor Dept. Participating VRDN (b) (c):
 Series SG-59, 3.35% (Liquidity Facility Societe
Generale)  (MBIA Insured)                            4,725,000  4,725,000
 Series 1996 B, BPA 3.45% Bank of New York          11,185,000  11,185,000
Los Angeles Multi-Family Hsg. Rev. (Beverly Park
Apts.) Series 1988 A, 3.25%, LOC Chase Manhattan
Bank, VRDN (b)                                       5,000,000  5,000,000
Los Angeles Ontario Intl. Arpt. Participating VRDN,
Series SG-61, 3.35%
(Liquidity Facility Societe Generale) (c)            1,400,000  1,400,000
Los Angeles TRAN Series 1996, 4.50% 6/19/97         15,500,000  15,527,795
Los Angeles Unified School Dist. TRAN:
 Series 1996-97 A, 4.50% 6/30/97                     4,450,000  4,459,535
 Series 1996-97 B, 4.50% 9/30/97                     1,000,000  1,005,484
Los Angeles Wastewtr. Participating VRDN,
Series 1996 SGA 26, 3.20%
(Liquidity Facility Societe Generale) (c)            1,000,000  1,000,000
Los Angeles Wastewtr. Sys. 3.40% 4/8/97 CP           3,600,000  3,600,000
Los Angeles Wtr. Pwr. Elec. Plant Participating
VRDN (c)
 Series PA-121, 3.25%
 (Liquidity Facility Merrill Lynch & Co.)            2,000,000  2,000,000
 Series PA-141, 3.25%
 (Liquidity Facility Merrill Lynch & Co.)            2,600,000  2,600,000
Metropolitan Water Dist CP:
 Series A, 3.30% 4/11/97                             1,000,000  1,000,000
 Series B:
  3.45% 3/11/97
  (Liquidity Facility Westdeutsche Landesbank)       2,000,000  2,000,000
  3.40% 4/10/97
  (Liquidity Facility Westdeutsche Landesbank)       1,500,000  1,500,000
  3.40% 4/11/97
  (Liquidity Facility Westdeutsche Landesbank)       3,000,000  3,000,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                   PRINCIPAL   VALUE
                                                   AMOUNT      (NOTE 1)
CALIFORNIA - CONTINUED
Monterey Ind. Dev. Auth. Rev. (Slautterback Corp. Proj.)
Series 1996 A, 3.30%,
LOC Bayerische Vereinsbank, VRDN (b)               $ 1,350,000 $ 1,350,000
Moreno Valley Unified School Dist. TRAN 4.50%
6/30/97                                              2,000,000  2,003,185
North County Schools Fing. Auth. TRAN 4.75% 7/1/97   1,500,000  1,502,886
Oakland TRAN Series 1996, 4.75% 6/30/97              2,000,000  2,005,551
Oakland Unified School Dist. TRAN (Alameda County)
Series 1996-97, 4.25% 10/14/97                       2,400,000  2,407,543
Oceanside Multi-Family Rev. (Lakeridge Apt. Proj.)
Series 1994, 3.50%, VRDN                             6,700,000  6,700,000
Ontario Ind. Dev. Auth. Rev. (Safari Land Proj.)
Series 1989, 3.30%, LOC Bank of America, VRDN (b)      800,000  800,000
Orange County Apt. Dev. Participating VRDN (c):
 Series JT 1996 A, 3.45%, LOC Citibank (b)           6,100,000  6,100,000
 Series JP 1996 B, 3.35%, LOC Citibank               6,700,000  6,700,000
Orange County Apt. Dev. Rev. VRDN:
 Rfdg. (Harbor Pointe Apts.) Series 1992 D, 3.25%,
 LOC Citibank                                        4,400,000  4,400,000
 (Alicia Viego Proj.) Issue 1986 A, 3.45%,
  LOC Bank of Tokyo (b)                              1,970,000  1,970,000
 (Foothill Oaks Apts. Proj.) Series 1989 B, 3.50%,
 LOC Bank of America (b)                               700,000  700,000
 (Hidden Hills) Series 1985 U-C, 3.30%,
 LOC Tokai Bank Ltd                                  7,300,000  7,300,000
 (Monarch Bay Apt. Proj.) Series 1985 T, 3.30%,
 LOC Mitsubishi Bank Ltd                             2,200,000  2,200,000
 (Niguel Summit I) Series 1985 U-A, 3.30%,
 LOC Chase Manhattan Bank                            4,200,000  4,200,000
 (Niguel Summit II) Series 1985 U-B, 3.45%,
 LOC Bank of America                                 1,200,000  1,200,000
 (Vista Verde Apt. Proj.) Series 1988 A, 3.25%,
 LOC Wells Fargo Bank of San Francisco (b)           4,200,000  4,200,000
 (Wood Canyon Villas) Series 1991 B, 3.25%
  LOC Bank of America (b)                            1,000,000  1,000,000
 (Yorba Linda Assoc.) Series 1985 D, 3.40%,
 LOC Bank of Tokyo                                   1,500,000  1,500,000
Orange County Hsg. Auth. Apt. Dev. Rev. VRDN:
 (Costa Mesa Partners) Series 1985-BB, 3.30%,
 LOC Chase Manhattan Bank                           13,500,000  13,500,000
 (Lantern Pines Proj.-Frost Group) 3.30%,
 LOC Bank of Tokyo, VRDN                             3,750,000  3,750,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                   PRINCIPAL   VALUE
                                                   AMOUNT      (NOTE 1)
CALIFORNIA - CONTINUED
Oxnard Redev. Agcy. Ctfs. of Prtn.
(Channel Islands Bus. Ctr. Proj.) 3.675%,
LOC Wells Fargo Bank of San Francisco, VRDN        $ 3,195,000 $ 3,195,000
Paramount Unified School Dist. TRAN Series 1996,
4.50% 6/30/97                                        3,400,000  3,405,414
Pittsburg Multi-Family Hsg. Auth. Rev.
(Fountain Plaza Apt.) 3.30%, VRDN                    8,400,000  8,400,000
Pleasant Hill Redev. Agcy. Multi-Family Hsg. Rev.
(Chateau III Proj.) Series 1996 A, 3.40%,
LOC Commerzbank, VRDN (b)                              800,000  800,000
Riverside County School Dist. TRAN Series 1996-76,
4.625% 7/17/97                                       1,000,000  1,002,086
Riverside County TRAN 4.50% 6/30/97                  5,600,000  5,614,141
Riverside Hsg. Auth. Multi-Family Hsg. Mtg. Rev.
(Mt. View Apts.) Series 1995, 3.30%,
LOC Federal Home Loan Bank of San Francisco, VRDN    2,400,000  2,400,000
Riverside Hsg. Auth. Multi-Family Hsg. Rev. VRDN:
 (Polk Apt. Proj.) Series 1985 O, 3.40%              2,200,000  2,200,000
 (Tyler Village Proj.) Series 1986A, 3.35%,
 LOC Chase Manhattan Bank                            3,060,000  3,060,000
 (Victoria Springs Apts.) Series 1989 C, 3.35%,
 LOC Bank of America (b)                             2,500,000  2,500,000
Sacramento County Arpt. Sys. Participating VRDN,
Series SGA-33, 3.20%
(Liquidity Facility Societe Generale) (c)            3,100,000  3,100,000
Sacramento Muni. Util. Dist. Participating VRDN,
3.30% (Liquidity Facility Societe Generale) (c)      4,000,000  4,000,000
San Bernardino County Ind. Dev. Auth. Rev. VRDN:
 (Mc Elroy Metal Mill Proj.) 3.30%, LOC California St.
 Teacher Retirement Sys. (b)                           800,000  800,000
 (NRI, Inc.) 3.30%, LOC California St. Teacher
 Retirement Sys. (b)                                 1,640,000  1,640,000
San Bernardino County Multi-Family Hsg. Rev.
(Alta park Apts.) 3.50%, LOC Sumitomo Bank, VRDN     1,700,000  1,700,000
San Bernardino County TRAN 4.50% 6/30/97,
LOC Landesbank Hessen-Thuringen/
Toronto Dominion Bank                                5,200,000  5,214,793
San Diego County Reg'l. Trans. Sales Tax
Participating VRDN, Series BTP-185, 3.20%,
(Liquidity Facility Bankers Trust) (c)               3,000,000  3,000,000
San Diego County Wtr. Auth. Series 1, 3.50% 5/6/97
(Liquidity Facility Bayerische Landesbank)           2,000,000  2,000,000
San Diego Gas & Elec. Participating VRDN Series
1992 A, 3.35% (Liquidity Facility Bank of New
York) (c)                                            5,000,000  5,000,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                   PRINCIPAL   VALUE
                                                   AMOUNT      (NOTE 1)
CALIFORNIA - CONTINUED
San Diego Hsg. Auth. Multi-Family Hsg. Rev. VRDN:
 Rfdg. (Coral Pointe Apt. Proj.) Series 1993 A,
3.50%                                              $ 3,265,000 $ 3,265,000
 (Carmel Del Mar Apr. Proj.) Series 1993-E,
 3.20%, LOC Citibank                                 3,000,000  3,000,000
 (Paseo Point Apt.) Series 1994 A, 3.35%,
 LOC Bank of Tokyo                                   4,700,000  4,700,000
San Diego Ind. Dev. Participating VRDN, Series 1997,
3.35% (Liquidity Facility Bank of New York) (c)      2,000,000  2,000,000
San Diego Ind. Dev. Rfdg. Bonds (San Diego Gas &
Elec. Co.):
 Series 1995 A:
  3.40%, tender 5/13/97                              2,300,000  2,300,000
  3.50%, tender 5/15/97                              2,000,000  2,000,000
 Series 1995 B, 3.40%, tender 4/21/97                2,300,000  2,300,000
San Francisco City & County Parking Auth.
Participating
VRDN, Series 1996 A,
3.25% (Liquidity Facility Bank of America) (c)       2,900,000  2,900,000
San Francisco City & County Participating VRDN (c):
 Series 1996 AA1, 3.35% (Liquidity Facility Bank of
America)                                             3,775,000  3,775,000
 Series 1996 AA2, 3.35% (Liquidity Facility Bank of
America)                                             2,240,000  2,240,000
San Jose Multi-Family Hsg. Rev. (Siena At
Renaissance) Series 1996 B, 3.30%, LOC Key Bank,
VRDN (b)                                             5,000,000  5,000,000
San Jose Redev. Agcy. Participating VRDN, Series
PA-42I, 3.25% (MBIA Insured) (Liquidity Facility
Merrill Lynch) (c)                                   3,400,000  3,400,000
San Luis Obispo County Office of Ed. TRAN Series
1996, 4.50% 10/9/97                                  4,285,000  4,302,562
San Luis Obispo County TRAN Series 1996-97,
4.50% 7/8/97                                         2,000,000  2,004,076
Santa Clara County Multi-Family Hsg. Rev.
(Garden Grove Apts.) 3.15% (FNMA Guaranteed) VRDN    2,600,000  2,600,000
Santa Clara County TRAN Series 1996-97, 4.50% 8/1/97 5,000,000  5,011,070
Santa Clara Unified School Dist. TRAN Series 1996,
4.50% 7/2/97                                         1,000,000  1,001,943
Simi Valley Multi-Family Hsg. Rev. VRDN:
 (Lincoln Wood Ranch Apt.) 3.35%, LOC Sumitomo Bank  2,200,000  2,200,000
 (Shadowridge Apts.) Series 1989, 3.30%, LOC
Citibank (b)                                         4,800,000  4,800,000
South Coast TRAN Series 1996, 4.75% 6/30/97          7,000,000  7,022,454
Southern California Pub. Pwr. Auth. Participating
VRDN (c):
 Series BTP-90,
 3.20% (Liquidity Facility Bankers Trust)            2,500,000  2,500,000
 Series SG-35, 3.25% (Liquidity Facility Societe
Generale)                                            7,300,000  7,300,000
Stanislaus County Office of Ed. TRAN Series 1996,
4.50% 6/30/97                                        1,700,000  1,702,707
Stanislaus County TRAN 4.50% 7/1/97                  6,100,000  6,111,163
MUNICIPAL SECURITIES (A) - CONTINUED
                                                   PRINCIPAL   VALUE
                                                   AMOUNT      (NOTE 1)
CALIFORNIA - CONTINUED
Torrance Hospital Rev. (Little Co. of Mary Hosp.
-Torrance Mem. Med. Ctr.) Series 1992, 3.25%,
LOC Fuji Bank Ltd., VRDN                           $ 2,500,000 $ 2,500,000
University of California Rev. CP:
 Series A, 3.50% 5/9/97                              1,500,000  1,500,000
 3.30% 4/11/97                                       1,200,000  1,200,000
 3.40% 7/15/97                                       7,500,000  7,500,000
Vista City Ind. Dev. Auth. Rev. (Desalination Sys.,
Inc.) Series 1995, 3.35%,
LOC Wells Fargo Bank of San Francisco, VRDN (b)      1,880,000  1,880,000
TOTAL INVESTMENTS - 100%                                     $806,999,610
Total Cost for Income Tax Purposes                           $ 806,999,828

SECURITY TYPE ABBREVIATIONS
CP - Commercial Paper
RAN - Revenue Anticipation Notes
TRAN - Tax and Revenue Anticipation Notes
VRDN - Variable Rate Demand Notes
LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
(b) Private activity obligations whose interest is subject to the federal alternative minimum tax for individuals.
(c) Provides evidence of ownership in one or more underlying bonds.
INCOME TAX INFORMATION
At February 28, 1997, the fund had a capital loss carryforward of approximately $457,000 of which $446,000 and $11,000 will expire on February 28, 2003 and 2005, respectively
During fiscal year ended 1997, 100% (unaudited) of the fund's income dividends was free from federal income tax, and 27.44% (unaudited) of the fund's income dividends was subject to the federal alternative minimum tax. FIDELITY CALIFORNIA MUNICIPAL MONEY MARKET FUND

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 FEBRUARY 28, 1997

ASSETS

Investment in securities, at value -                                      $ 806,999,610
See accompanying schedule

Cash                                                                       8,536,359

Interest receivable                                                        7,245,923

 TOTAL ASSETS                                                              822,781,892

LIABILITIES

Payable for investments purchased                           $ 2,601,297

Distributions payable                                        45,551

Accrued management fee                                       260,317

Other payables and accrued expenses                          170,104

 TOTAL LIABILITIES                                                         3,077,269

NET ASSETS                                                                $ 819,704,623

Net Assets consist of:

Paid in capital                                                           $ 820,159,799

Accumulated net realized gain (loss) on investments                        (455,176)

NET ASSETS, for 820,183,639 shares outstanding                            $ 819,704,623

NET ASSET VALUE, offering price and redemption price per                   $1.00
share ($819,704,623 (divided by) 820,183,639 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED FEBRUARY 28, 1997

INTEREST INCOME                                                       $ 25,747,654

EXPENSES

Management fee                                          $ 2,929,149

Transfer agent, accounting and custodian fees and        1,637,720
expenses

Non-interested trustees' compensation                    1,979

Registration fees                                        28,465

Audit                                                    20,218

Legal                                                    7,159

Miscellaneous                                            11,511

 Total expenses before reductions                        4,636,201

 Expense reductions                                      (103,299)     4,532,902

NET INTEREST INCOME                                                    21,214,752

NET REALIZED GAIN (LOSS) ON INVESTMENTS                                (10,817)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                  $ 21,203,935


STATEMENT OF CHANGES IN NET ASSETS

                                                           YEAR ENDED         YEAR ENDED
                                                           FEBRUARY 28,       FEBRUARY 29,
                                                           1997               1996

INCREASE (DECREASE) IN NET ASSETS

Operations                                                 $ 21,214,752       $ 23,161,505
Net interest income

 Net realized gain (loss)                                   (10,817)           140,195

 Increase (decrease) in net unrealized gain from            -                  (10,065)
accretion
 of discount

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING            21,203,935         23,291,635
FROM OPERATIONS

Distributions to shareholders from net interest income      (21,214,752)       (23,161,505)

Share transactions at net asset value of $1.00 per share    2,802,872,804      2,557,400,271
Proceeds from sales of shares

 Reinvestment of distributions from net interest income     20,627,708         22,361,567

 Cost of shares redeemed                                    (2,736,308,324)    (2,522,553,562)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING            87,192,188         57,208,276
FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                   87,181,371         57,338,406

NET ASSETS

 Beginning of period                                        732,523,252        675,184,846

 End of period                                             $ 819,704,623      $ 732,523,252


FINANCIAL HIGHLIGHTS
                                   YEAR ENDED  YEAR ENDED   YEARS ENDED          TEN MONTHS
                                   FEBRUARY    FEBRUARY 29, FEBRUARY 28,         ENDED
                                   28,                                           FEBRUARY 28,


                                    1997        1996        1995        1994        1993

SELECTED PER-SHARE DATA

Net asset value, beginning          $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000
of period

Income from Investment               .029        .032        .026        .020        .019
Operations
Net interest income

Less Distributions

 From net interest income            (.029)      (.032)      (.026)      (.020)      (.019)

Net asset value, end of period      $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000

TOTAL RETURN B                       2.90%       3.21%       2.60%       1.97%       1.92%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period           $ 819,705   $ 732,523   $ 675,185   $ 611,765   $ 568,280
(000 omitted)

Ratio of expenses to average         .62%        .64%        .62%        .64%        .62%
net assets                                                                          A

Ratio of expenses to average net     .61%        .64%        .62%        .64%        .62%
assets after expense                C                                               A
reductions

Ratio of net interest income to      2.86%       3.17%       2.58%       1.95%       2.29%
average net assets                                                                  A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURN(S) WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C FMR OR THE FUND HAS ENTERED INTO VARYING ARRANGEMENTS WITH THIRD PARTIES WHO EITHER PAID OR REDUCED A PORTION OF THE FUND'S EXPENSES (SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS).
NOTES TO FINANCIAL STATEMENTS
For the period ended February 28, 1997




1. SIGNIFICANT ACCOUNTING POLICIES.
Fidelity California Municipal Income Fund (the income fund) and Fidelity Insured Municipal Income Fund (the insured fund) are funds of Fidelity California Municipal Trust. Fidelity California Municipal Money Market Fund (the money market fund) is a fund of Fidelity California Municipal Trust
II. Each trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Fidelity California Municipal Trust and Fidelity California Municipal Trust II (the trusts) are organized as a Massachusetts business trust and a Delaware business trust, respectively. Each fund is authorized to issue an unlimited number of shares. The financial statements have been prepared in conformity with generally accepted accounting principles which permit management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the income, insured and money market fund:
SECURITY VALUATION.
INCOME AND INSURED FUNDS. Securities are valued based upon a computerized matrix system and/or appraisals by a pricing service, both of which consider market transactions and dealer-supplied valuations. Securities for which quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. Short-term securities with remaining maturities of sixty days or less for which quotations are not readily available are valued at amortized cost or original cost plus accrued interest, both of which approximate current value.
MONEY MARKET FUND. As permitted under Rule 2a-7 of the 1940 Act, and certain conditions therein, securities are valued initially at cost and thereafter assume a constant amortization to maturity of any discount or premium.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, each fund is not subject to income taxes to the extent that it distributes substantially all of its taxable income for the fiscal year. The schedules of investments include information regarding income taxes under the caption "Income Tax Information."
INTEREST INCOME. Interest income, which includes amortization of premium and accretion of original issue discount, is accrued as earned. For the money market fund, accretion of discount represents unrealized gain until realized at the time of a security disposition or maturity.
EXPENSES. Most expenses of each trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned between the funds in the trust.
DISTRIBUTIONS TO SHAREHOLDERS. Dividends are declared daily and paid monthly from net interest income. Distributions to shareholders from realized capital gains on investments, if any, are recorded on the ex-dividend date.
1. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
DISTRIBUTIONS TO SHAREHOLDERS - CONTINUED
Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for futures and options transactions, market discount, losses deferred due to futures and options excise tax regulations.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital and may affect the per-share allocation between net investment income and realized and unrealized gain (loss). Any taxable income or gain remaining at fiscal year end is distributed in the following year.
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
FUTURES CONTRACTS. Certain funds may use futures contracts to manage their exposure to the bond markets and to fluctuations in interest rates. Buying futures tends to increase a fund's exposure to the underlying instrument, while selling futures tends to decrease a fund's exposure to the underlying instrument or hedge other fund investments. Futures contracts involve, to varying degrees, risk of loss in excess of the futures variation margin reflected in each applicable fund's Statement of Assets and Liabilities. The underlying face amount at value of any open futures contracts at period end is shown in each applicable fund's schedule of investments under the caption "Futures Contracts." This amount reflects each contract's exposure to the underlying instrument at period end. Losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparties do not perform under the contracts' terms. Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are traded.
DELAYED DELIVERY TRANSACTIONS. Each fund may purchase or sell securities on a delayed delivery basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The market values of the securities purchased or sold on a delayed delivery basis are identified as such in each applicable fund's schedule of investments. Each fund may receive compensation for interest forgone in the purchase of a delayed delivery security. With respect to purchase commitments, each fund identifies securities as segregated in its custodial records with a value at least equal to the amount of the commitment. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under the contract.
2. OPERATING POLICIES - CONTINUED
WHEN-ISSUED SECURITIES. Each fund may purchase or sell securities on a when-issued basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities is fixed at the time the transaction is negotiated. The market values of the securities purchased on a when-issued or forward commitment basis are identified as such in each applicable fund's schedule of investments. Each fund may receive compensation for interest forgone in the purchase of a when-issued security. With respect to purchase commitments, each fund identifies securities as segregated in its custodial records with a value at least equal to the amount of the commitment. The payables and receivables associated with the purchases and sales of when-issued securities having the same settlement date and broker are offset. When-issued securities that have been purchased from and sold to different brokers are reflected as both payables and receivables in the applicable statements of assets and liabilities under the caption "Delayed delivery." Losses may arise due to changes in the market value of the underlying securities, if the counterparty does not perform under the contract, or if the issuer does not issue the securities due to political, economic, or other factors.
3. PURCHASES AND SALES OF INVESTMENTS.
INCOME FUND. Purchases and sales of securities, other than short-term securities, aggregated $80,441,814 and $104,778,910, respectively.
The market value of futures contracts opened and closed during the period amounted to $58,081,484 and $52,664,064, respectively.
INSURED FUND. Purchases and sales of securities, other than short-term securities, aggregated $33,102,996 and $53,425,928, respectively.
The market value of futures contracts opened and closed during the period amounted to $35,083,392 and $32,240,634, respectively.
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As each fund's investment adviser, Fidelity Management & Research Company (FMR) receives a monthly fee that is calculated on the basis of a group fee rate plus a fixed individual fund fee rate applied to the average net assets of each fund. The group fee rate is the weighted average of a series of rates and is based on the monthly average net assets of all the mutual funds advised by FMR. The rates ranged from .1100% to
 .3700% for the period. In the event that these rates were lower than the contractual rates in effect during the period, FMR voluntarily implemented the above rates, as they resulted in the same or a lower management fee. The annual individual fund fee rate is .25%. For the period, the management fees were equivalent to an annual rate of .39% for the income, insured and money market funds, respectively.
SUB-ADVISER FEE. As the money market fund's investment sub-adviser, FMR Texas Inc., a wholly owned subsidiary of FMR, receives a fee from FMR of 50% of the
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES - CONTINUED
SUB-ADVISER FEE - CONTINUED
management fee payable to FMR. The fee is paid prior to any voluntary expense reimbursements which may be in effect.
TRANSFER AGENT AND ACCOUNTING FEES. UMB Bank, n.a. (UMB) is the custodian and transfer and shareholder servicing agent for the funds. UMB has entered into a sub-contract with Fidelity Service Company, Inc. (FSC), an affiliate of FMR, under which FSC performs the activities associated with the funds' transfer and shareholder servicing agent and accounting functions. The funds pay account fees and asset-based fees that vary according to account size and type of account. FSC pays for typesetting, printing and mailing of all shareholder reports, except proxy statements. The accounting fee is based on the level of average net assets for the month plus out-of-pocket expenses. For the period, FSC received transfer agent and accounting fees amounting to $570,741 and $205,336 for the income fund,$265,238 and $92,472 for the insured fund and $1,462,476 and $127,726 for the money market fund, respectively.
For the period, the transfer agent fees were equivalent to an annual rate of .12%, .13% and .20% of average net assets for the income fund, insured fund and the money market fund, respectively.
Money market shareholders participating in the Fidelity Ultra Service Account(registered trademark) Program (the Program) pay a $5.00 monthly fee to Fidelity Brokerage Services, Inc. (FBSI), an affiliate of FMR, for performing services associated with the Program. For the period, fees paid to FBSI by shareholders participating in the Program amounted to $118,761.
5. EXPENSE REDUCTIONS.
Each fund has entered into arrangements with its custodian and transfer agent whereby interest earned on uninvested cash balances was used to offset a portion of each fund's expenses. During the period, the custodian and transfer agent fees were reduced by $1,120 and $3,006, $448 and $1,347, and $0 and $103,299 for the income fund, insured fund and money market fund, respectively, under these arrangements.
6. PROPOSED REORGANIZATION.
The Board of Trustees has approved Agreements and Plans of Reorganization ("Agreements") between California Municipal Income Fund ("Acquiring Fund")and California Insured Municipal Income Fund, Spartan California Municipal Income Fund, and Spartan California Intermediate Municipal Income Fund ("Target Funds"). The Agreements provide for the transfer of substantially all of the assets of each of the Target Funds in exchange solely for the number of shares of the Acquiring Fund having the same aggregate net asset value as the outstanding shares of each of the Target Funds at the close of business on the day that the Reorganizations are effective. The Agreements also provide for the assumption by the Acquiring Fund of substantially all of the liabilities of each of the Target Funds. A Reorganization can be consummated only if, among other things,
6. PROPOSED REORGANIZATION - CONTINUED
it is approved by the vote of a majority (as defined by the Investment Company Act of 1940) of outstanding voting securities of the Target Fund to which the Reorganization relates. A Special Meeting of Shareholders (Meeting) of the Target Funds will be held on August 4, 1997 to vote on the Agreements. A detailed description of the proposed transaction and voting information will be sent to shareholders of the Target Funds in June 1997. If the Agreements are approved at the Meeting, the Reorganizations are expected to become effective in August 1997.
Effective February 28, 1997, shares of California Insured Municipal Income Fund are no longer available for purchase or exchange to new accounts of the fund.
REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of Fidelity California Municipal Trust and Fidelity California Municipal Trust II and the Shareholders of Fidelity California Municipal Income Fund, Fidelity California Insured Municipal Income Fund, and Fidelity California Municipal Money Market Fund:
In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments (except for Moody's and Standard & Poor's ratings), and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Fidelity California Municipal Income Fund and Fidelity California Insured Municipal Income Fund (funds of Fidelity California Municipal Trust) and Fidelity California Municipal Money Market Fund (a fund of Fidelity California Municipal Trust II) at February 28, 1997, the results of each of their operations for the year then ended, the changes in each of their net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of each fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at February 28, 1997 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.
PRICE WATERHOUSE LLP
Boston, Massachusetts
April 3, 1997
INVESTMENT ADVISER
(registered trademark)
Fidelity Management & Research
 Company
Boston, MA
INVESTMENT SUB-ADVISER,
MONEY MARKET FUND
FMR Texas Inc.
Irving, TX
OFFICERS
Edward C. Johnson 3d, President
J. Gary Burkhead, Senior Vice President
Fred L. Henning, Jr., Vice President -
FIXED-INCOME FUNDS
Sarah H. Zenoble, Vice President -
MONEY MARKET FUND
Arthur S. Loring, Secretary
Kenneth A. Rathgeber, Treasurer
Thomas D. Maher, Assistant
Vice President
John H. Costello, Assistant Treasurer
Leonard M. Rush, Assistant Treasurer
Thomas J. Simpson, Assistant Treasurer
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox *
Phyllis Burke Davis *
Edward C. Johnson 3d
E. Bradley Jones *
Donald J. Kirk *
Peter S. Lynch
Marvin L. Mann *
William O. McCoy * (dagger)
Gerald C. McDonough *
Thomas R. Williams *
* INDEPENDENT TRUSTEES
(dagger) SERVED AS A MEMBER OF THE ADVISORY BOARD    FOR FIDELITY
CALIFORNIA MUNICIPAL MONEY    MARKET FUND
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENTS
UMB Bank, n.a.
Kansas City, MO
 and
Fidelity Service Company, Inc.
Boston, MA
CUSTODIAN
UMB Bank, n.a.
Kansas City, MO
THE FIDELITY TELEPHONE CONNECTION
MUTUAL FUND 24-HOUR SERVICE
Exchanges/Redemptions  1-800-544-7777
Account Assistance 1-800-544-6666
Product Information 1-800-544-8888
Retirement Accounts 1-800-544-4774    (8 a.m. - 9 p.m.)
TDD Service 1-800-544-0118
 for the deaf and hearing impaired
 (9 a.m. - 9 p.m. Eastern time)
TouchTone Xpress   1-800-544-5555
SM
 AUTOMATED LINE FOR QUICKEST SERVICE

SPARTAN(registered trademark)


(registered trademark)
CALIFORNIA
MUNICIPAL
FUNDS



ANNUAL REPORT
FEBRUARY 28, 1997
CHECK PAGE NUMBERS !!!

CONTENTS



PRESIDENT'S MESSAGE                                     3     NED JOHNSON ON INVESTING
                                                              STRATEGIES

SPARTAN CALIFORNIA MUNICIPAL INCOME FUND

                                                        4     PERFORMANCE

                                                        7     FUND TALK: THE MANAGER'S OVERVI
                                                              EW

                                                        10    INVESTMENT CHANGES

                                                        11    INVESTMENTS

                                                        22    FINANCIAL STATEMENTS

SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME FUND

                                                        26    PERFORMANCE

                                                        29    FUND TALK: THE MANAGER'S OVERVI
                                                              EW

                                                        32    INVESTMENT CHANGES

                                                        33    INVESTMENTS

                                                        39    FINANCIAL STATEMENTS

SPARTAN CALIFORNIA MUNICIPAL MONEY MARKET FUND

                                                        43    PERFORMANCE

                                                        45    FUND TALK: THE MANAGER'S OVERVI
                                                              EW

                                                        47    INVESTMENT CHANGES

                                                        48    INVESTMENTS

                                                        60    FINANCIAL STATEMENTS

NOTES                                                   64    NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT                                   68    THE AUDITOR'S OPINION
ACCOUNTANTS

DISTRIBUTIONS                                           69


To reduce expenses and demonstrate respect for our environment, we have initiated a project through which we will begin eliminating duplicate copies of most financial reports and prospectuses to most households, even if they have more than one account in the fund. If additional copies of financial reports, prospectuses or historical account information are needed, please call 1-800-544-6666.

THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL
INFORMATION OF THE SHAREHOLDERS OF THE FUNDS. THIS REPORT IS NOT AUTHORIZED
FOR
DISTRIBUTION TO PROSPECTIVE INVESTORS IN THE FUNDS UNLESS PRECEDED OR ACCOMPANIED BY
AN EFFECTIVE PROSPECTUS.
MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED
BY, ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY, AND ARE SUBJECT TO
INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED. NEITHER THE FUNDS NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK.
FOR MORE INFORMATION ON ANY FIDELITY FUND, INCLUDING CHARGES AND EXPENSES,
CALL
1-800-544-8888 FOR A FREE PROSPECTUS. READ IT CAREFULLY BEFORE YOU INVEST
OR SEND
MONEY.
PRESIDENT'S MESSAGE


(PHOTO_OF_EDWARD_C_JOHNSON_3D)DEAR SHAREHOLDER:
As 1997 begins, the stock and bond markets generally have continued on the course they followed during the past year. Through February, stocks maintained their unprecedented climb, with the large companies still setting the pace. With low, stable interest rates, the bond market has tended to mirror its historical returns in the mid-single digits.
While it's impossible to predict the future direction of the markets with any degree of certainty, there are certain basic principles that can help investors plan for their future needs.
The longer your investment time frame, the more likely it is that you will be affected by short-term market volatility. A 10-year investment horizon appropriate for saving for a college education, for example, enables you to weather market cycles in a long-term fund, which may have a higher risk potential, but also has a higher potential rate of return.
An intermediate-length fund could make sense if your investment horizon is two to four years, while a short-term bond fund could be the right choice if you need your money in one or two years.
If your time horizon is less than a year, you might want to consider moving some of your bond investment into a money market fund. These funds seek income and a stable share price by investing in high-quality, short-term investments. Of course, it's important to remember that there is no assurance that a money market fund will achieve its goal of maintaining a stable net asset value of $1.00 per share, and that these types of funds are neither insured nor guaranteed by any agency of the U.S. government. Finally, no matter what your time horizon or portfolio diversity, it makes good sense to follow a regular investment plan, investing a certain amount of money in a fund at the same time each month or quarter and periodically reviewing your overall portfolio. By doing so, you won't get caught up in the excitement of a rapidly rising market, nor will you buy all your shares at market highs. While this strategy - known as dollar cost averaging - won't assure a profit or protect you from a loss in a declining market, it should help you lower the average cost of your purchases.
If you have questions, please call us at 1-800-544-8888. We are available 24 hours a day, seven days a week to provide you the information you need to make the investments that are right for you.
Best regards,
Edward C. Johnson 3d
SPARTAN CALIFORNIA MUNICIPAL INCOME FUND

PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. Total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value). You can also look at the fund's income, as reflected in the fund's yield, to measure performance. If Fidelity had not reimbursed certain fund expenses, the past five years and life of fund total returns would have been lower.

CUMULATIVE TOTAL RETURNS
PERIODS ENDED FEBRUARY 28, 1997                 PAST 1   PAST 5   LIFE OF
                                                YEAR     YEARS    FUND

Spartan California Municipal Income             6.23%    41.99%   74.26%

Lehman Brothers California                      5.49%    n/a      n/a
 Municipal Bond Index

California Municipal Debt Funds Average         4.81%    39.94%   n/a

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, one year, five years, or since the fund started on November 27, 1989. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. You can compare the fund's returns to the performance of the Lehman Brothers California Municipal Bond Index - a total return performance benchmark for California investment-grade municipal bonds with maturities of at least one year. To measure how the fund's performance stacked up against its peers, you can compare it to the California municipal debt funds average, which reflects the performance of 98 mutual funds with similar objectives tracked by Lipper Analytical Services over the past one year. Both benchmarks include reinvested dividends and capital gains, if any, and exclude the effect of sales charges.
AVERAGE ANNUAL TOTAL RETURNS

PERIODS ENDED FEBRUARY 28, 1997                 PAST 1   PAST 5   LIFE OF
                                                YEAR     YEARS    FUND

Spartan California Municipal Income             6.23%    7.26%    7.95%

Lehman Brothers California                      5.49%    n/a      n/a
 Municipal Bond Index

California Municipal Debt Funds Average         4.81%    6.94%    n/a

AVERAGE ANNUAL TOTAL RETURNS take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year. (Note: Lipper calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a slightly different figure than that obtained by averaging the cumulative total returns and annualizing the result.)
$10,000 OVER LIFE OF FUND
IMAHDR PRASUN   SHR__CHT 19960930 19961009 151627 S00000000000001
             Spartan CA Municipal Inc    LB Municipal Bond Index
             00456                       SB015
  1989/11/30      10000.00                    10000.00
  1989/12/31      10089.59                    10081.80
  1990/01/31       9987.25                    10034.11
  1990/02/28      10117.35                    10123.42
  1990/03/31      10159.32                    10126.45
  1990/04/30      10004.71                    10053.14
  1990/05/31      10291.89                    10272.60
  1990/06/30      10405.52                    10362.89
  1990/07/31      10581.77                    10515.23
  1990/08/31      10331.20                    10362.55
  1990/09/30      10395.14                    10368.45
  1990/10/31      10553.03                    10556.54
  1990/11/30      10839.14                    10768.83
  1990/12/31      10913.37                    10815.67
  1991/01/31      11018.97                    10960.82
  1991/02/28      11069.19                    11056.18
  1991/03/31      11087.33                    11060.16
  1991/04/30      11257.63                    11207.26
  1991/05/31      11362.91                    11306.89
  1991/06/30      11346.29                    11295.70
  1991/07/31      11518.86                    11433.28
  1991/08/31      11648.24                    11583.86
  1991/09/30      11801.25                    11734.68
  1991/10/31      11931.27                    11840.29
  1991/11/30      11937.35                    11873.33
  1991/12/31      12173.82                    12128.13
  1992/01/31      12203.84                    12155.78
  1992/02/29      12206.43                    12159.67
  1992/03/31      12224.31                    12164.17
  1992/04/30      12344.97                    12272.43
  1992/05/31      12515.95                    12416.88
  1992/06/30      12732.29                    12625.23
  1992/07/31      13141.15                    13003.74
  1992/08/31      12932.81                    12876.95
  1992/09/30      13009.44                    12961.16
  1992/10/31      12727.10                    12833.76
  1992/11/30      13058.63                    13063.61
  1992/12/31      13248.16                    13196.99
  1993/01/31      13414.28                    13350.47
  1993/02/28      14043.77                    13833.36
  1993/03/31      13901.29                    13687.14
  1993/04/30      14029.92                    13825.24
  1993/05/31      14111.35                    13902.94
  1993/06/30      14341.36                    14134.98
  1993/07/31      14346.56                    14153.49
  1993/08/31      14721.68                    14448.17
  1993/09/30      14903.97                    14612.73
  1993/10/31      14947.67                    14640.94
  1993/11/30      14794.62                    14511.95
  1993/12/31      15105.43                    14818.30
  1994/01/31      15269.35                    14987.52
  1994/02/28      14833.85                    14599.35
  1994/03/31      14078.16                    14004.86
  1994/04/30      14135.58                    14123.62
  1994/05/31      14220.77                    14246.07
  1994/06/30      14092.86                    14159.03
  1994/07/31      14375.56                    14418.57
  1994/08/31      14419.07                    14468.45
  1994/09/30      14204.30                    14256.06
  1994/10/31      13876.60                    14002.87
  1994/11/30      13517.02                    13749.70
  1994/12/31      13750.68                    14052.33
  1995/01/31      14245.85                    14453.94
  1995/02/28      14707.09                    14874.26
  1995/03/31      14837.90                    15045.17
  1995/04/30      14833.36                    15062.92
  1995/05/31      15321.72                    15543.58
  1995/06/30      15123.46                    15408.35
  1995/07/31      15240.64                    15554.42
  1995/08/31      15417.15                    15751.65
  1995/09/30      15563.13                    15851.36
  1995/10/31      15833.51                    16081.84
  1995/11/30      16163.42                    16348.64
  1995/12/31      16359.60                    16505.75
  1996/01/31      16479.48                    16630.37
  1996/02/29      16316.46                    16518.11
  1996/03/31      16094.63                    16307.01
  1996/04/30      16028.50                    16260.86
  1996/05/31      16023.93                    16254.36
  1996/06/30      16221.27                    16431.37
  1996/07/31      16390.10                    16580.89
  1996/08/31      16416.27                    16576.91
  1996/09/30      16663.22                    16808.99
  1996/10/31      16881.29                    16999.10
  1996/11/30      17242.89                    17310.18
  1996/12/31      17140.30                    17237.48
  1997/01/31      17166.98                    17270.06
  1997/02/28      17332.95                    17428.49
IMATRL PRASUN   SHR__CHT 19960930 19961009 151629 R00000000000123

$10,000 OVER LIFE OF FUND: Let's say hypothetically that $10,000 was invested in Spartan California Municipal Income Fund on November 30, 1989, shortly after the fund started. As the chart shows, by February 28, 1997, the value of the investment would have grown to $17,333 - a 73.33% increase on the initial investment. For comparison, look at how the Lehman Brothers Municipal Bond Index, which reflects the performance of the investment-grade municipal bond market, did over the same period. With dividends and capital gains, if any, reinvested, the same $10,000 would have grown to $17,429 - a 74.29% increase.

UNDERSTANDING
PERFORMANCE
How a fund did yesterday is
no guarantee of how it will do
tomorrow. Bond prices, for
example, generally move in
the opposite direction of
interest rates. In turn, the
share price, return, and yield of
a fund that invests in bonds
will vary. That means if you
sell your shares during a
market downturn, you might
lose money. But if you can ride
out the market's ups and
downs, you may have a gain.
(checkmark)
TOTAL RETURN COMPONENTS

                         YEAR ENDED YEAR ENDED   YEARS ENDED FEBRUARY 28,
                           FEBRUARY   FEBRUARY
                               28,     29,

                               1997    1996     1995     1994   1993

Dividend returns               5.45%   5.95%    5.83%    5.62%   6.72%

Capital appreciation returns   0.78%    4.99%   -6.69%   0.00%    8.32%

Total returns                  6.23%   10.94%   -0.86%   5.62%   15.04%

TOTAL RETURN COMPONENTS include both dividend returns and capital appreciation returns. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or capital gains paid by the fund are reinvested. For the periods through February 29, 1996, capital appreciation and total returns include the effect of a $5 account closeout fee on an average size account.
DIVIDENDS AND YIELD

PERIODS ENDED FEBRUARY 28, 1997          PAST          PAST 6         PAST 1
                                         MONTH         MONTHS         YEAR

Dividends per share                      4.19(cents)   27.09(cents)   54.94(cents)

Annualized dividend rate                 5.15%         5.20%          5.29%

30-day annualized yield                  4.79%         -              -

30-day annualized tax-equivalent yield   8.25%         -              -


DIVIDENDS per share show the income paid by the fund for a set period. If you annualize this number, based on an average share price of $10.61 over the past month, $10.51 over the past six months and $10.39 over the past year, you can compare the fund's income over these three periods. Dividends per share show the income paid by the fund for a set period and do not reflect any tax reclassifications. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis. The tax-equivalent yield shows what you would have to earn on a taxable investment to equal the fund's tax-free yield, if you're in the 41.95% combined effective 1997 federal and state income tax bracket, but does not reflect payment of the federal alternative minimum tax, if applicable. SPARTAN CALIFORNIA MUNICIPAL INCOME FUND

FUND TALK: THE MANAGER'S OVERVIEW



MARKET RECAP
Stable demand helped municipal
bonds perform better than their
investment-grade taxable
counterparts in the 12 months
ending February 28, 1997.
However, anticipation of
short-term interest rate increases
by the Federal Reserve Board
negatively affected all bonds. For
the period, the Lehman
Brothers Municipal Bond Index
- a broad measure of the
municipal bond market - had a
total return of 5.51%. In
comparison, the Lehman Brothers
Aggregate Bond Index - a
broad measure of the
performance of the U.S. taxable
bond market - returned 5.35%.
New issue supply in the municipal
market was strong through the
first half of the period, but
insurance companies and
individual investors helped sustain
demand. The diminishing
likelihood of significant tax reform
in the near future also helped
support the muni market. Like
most domestic bonds, munis were
affected by signs of strength in the
economy in the first half of 1996.
Nevertheless, the market
conditions that supported the
muni market helped it enter the fall
trading at expensive levels
relative to its taxable counterparts.
Munis stalled because their rich
valuations inhibited demand and
encouraged selling. From
December on, most bond
markets suffered from fears -
confirmed by Fed Chairman Alan
Greenspan's testimony before
Congress in late February - that
latent inflation pressures might
encourage the Fed to raise
short-term rates. Munis, however,
outperformed over the past few
months, in part because of a thin
supply of new issues.

(Portfolio Manager:  Jonathan Short photograph)

An interview with Jonathan Short, Portfolio Manager of Spartan California Municipal Income Fund
Q. HOW DID THE FUND PERFORM, JON?
A. For the year ending February 28, 1997, the fund had a total return of 6.23%. For comparison purposes, the California municipal debt funds average, as tracked by Lipper Analytical Services, returned 4.81%, and the Lehman Brothers California Municipal Bond Index returned 5.49% for the same one-year period.
Q. WHAT TYPES OF BONDS DID WELL?
A. Baa-rated securities were some of the market's - and the fund's - best performers and were a key reason why the fund fared better than many of its competitors. The main driver for their strong returns was tightening credit spreads - meaning lower-quality bonds' yields fell relative to higher-quality bonds during the period. As a result, the prices of lower-quality bonds generally performed better than higher-quality securities. Toward the end of the period, I sold some of these Baa-rated securities in order to lock in their gains. Other good performers were non-callable bonds, which can't be redeemed by their issuer prior to maturity. When interest rates fall, municipal issuers often call - or redeem - bonds before their maturity date and issue new bonds as a way to lower their interest costs. Because the bond market experienced a small rally over the past six months, non-callable bonds generally performed better than callable bonds.
Q. WHAT STRATEGIES DID YOU EMPLOY OVER THE PAST SIX MONTHS?
A. I focused on bonds with maturities in the intermediate range - those with maturities of between five and 20 years - while keeping the fund's holdings in shorter- and longer-term bonds light. I chose to emphasize intermediate bonds because I believed that their expected total return was greater than that of longer-maturity bonds. Additionally, I did not believe that many longer-term securities offered enough additional yield to compensate investors for their added interest rate sensitivity. All in all, I felt that intermediate maturity bonds were attractive on a risk/return basis.
Q. THERE HAS BEEN A LOT OF CONSOLIDATION IN THE HEALTH CARE SECTOR RECENTLY. DID IT HAVE ANY EFFECT ON THE FUND?
A. Yes, it did. To the benefit of the fund, bonds issued by Sequoia Hospital performed well when it was merged with Catholic Health Care West. Additionally, our holdings in Eisenhower Hospital, issued by Rancho Mirage Joint Powers Financing Authority, were advance refunded. With an advance refunding, an issuer with existing bonds in the market will issue a second set of bonds. Proceeds from the second issue are then invested in high-quality U.S. Treasury securities, and these Treasuries then secure the original bonds until the call date.
Q. THE FUND'S STAKE IN GENERAL OBLIGATION BONDS (GOS) ISSUED BY THE STATE HAS INCREASED OVER THE PAST SIX MONTHS. WHY WERE THESE SECURITIES ATTRACTIVE?
A. GOs issued by the state are backed by its full faith and credit and are repaid by general revenue, in contrast to revenue from a specific facility or project built with borrowed funds. In my opinion, the state's credit worthiness has improved as its economy has rebounded. In fact, revenue collections have improved to the point where estimates call for the state's budget to post $1 billion more in revenues than originally projected.
Q. WHAT'S YOUR OUTLOOK?
A. From a supply and demand standpoint, I'm optimistic about municipals. I don't expect to see a tremendous amount of new bonds issued, and the increase in supply we're likely to see should be easily digested if demand remains firm. How municipals fare over the next six months or so will depend heavily on the direction of interest rates, but I don't think anyone can accurately pinpoint where interest rates will be a year from now. That said, we may continue to see some volatility in the bond market as long as there are conflicting signs about the economy and inflation trends.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

FUND FACTS
GOAL: high current income
for California residents by
normally investing in
investment-grade municipal
securities whose interest is
free from federal income tax
and California personal
income tax
FUND NUMBER: 456
TRADING SYMBOL: FSCAX
START DATE: November
27,1989
SIZE: as of February 28, 1997,
more than $401 million
MANAGER: Jonathan Short,
since 1995; manager, various
Fidelity and Spartan state
municipal bond funds, since
1995; joined Fidelity in 1990
(checkmark)
JONATHAN SHORT ON
CALIFORNIA'S ECONOMY:
"The strength of California's
economic rebound is an
important component in the
overall performance of
California municipal bonds.
For a number of reasons, I am
optimistic about California's
economy. The first is
employment growth, which
continues to outpace the
nation as a whole. Second,
the state budget is posting
revenues well ahead of
projections, thanks mostly to
rising tax collections. Third,
the rebound has grown to be
more broad-based, with
southern California finally
showing improvements after
lagging behind the northern
part of the state. Finally,
permits to build new houses
are up about 15% this year
and sales of existing homes
seem to have stabilized."
SPARTAN CALIFORNIA MUNICIPAL INCOME FUND

INVESTMENT CHANGES


TOP FIVE SECTORS AS OF FEBRUARY 28, 1997
                     % OF FUND'S    % OF FUND'S INVESTMENT
                     INVESTMENTS    S
                                    IN THESE SECTORS
                                    6 MONTHS AGO

General Obligation   26.1           23.4

Water & Sewer        12.2           11.6

Electric Revenue     11.3           10.1

Special Tax          10.9           11.6

Lease Revenue        10.4           13.1

AVERAGE YEARS TO MATURITY AS OF FEBRUARY 28, 1997
                                    6 MONTHS AGO

Years                15.7           16.4

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF FEBRUARY 28, 1997
                                   6 MONTHS AGO

Years                7.7           7.8

DURATION SHOWS HOW MUCH A BOND FUND'S PRICE FLUCTUATES WITH CHANGES IN COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE ABOUT 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE.
QUALITY DIVERSIFICATION (MOODY'S RATINGS)
AS OF FEBRUARY 28, 1997 AS OF AUGUST 31, 1996
Aaa 40.7%
Aa, A 39.8%
Baa 14.7%
Non-rated 2.3%
Short-term and other
investments 2.5%
Aaa 41.7%
Aa, A 37.4%
Baa 16.0%
Non-rated 2.3%
Short-term and other
investments 2.6%
Row: 1, Col: 1, Value: 40.2
Row: 1, Col: 2, Value: 39.3
Row: 1, Col: 3, Value: 13.7
Row: 1, Col: 4, Value: 3.3
Row: 1, Col: 5, Value: 3.5
Row: 1, Col: 1, Value: 41.7
Row: 1, Col: 2, Value: 36.4
Row: 1, Col: 3, Value: 15.0
Row: 1, Col: 4, Value: 3.3
Row: 1, Col: 5, Value: 3.6
SHOWN AS A PERCENTAGE OF THE FUND'S INVESTMENTS. WHERE MOODY'S RATINGS ARE NOT AVAILABLE, WE HAVE USED S&P RATINGS.
SPARTAN CALIFORNIA MUNICIPAL INCOME FUND

INVESTMENTS FEBRUARY 28, 1997
Showing Percentage of Total Value of Investments in Securities


MUNICIPAL BONDS - 97.5%

                                  MOODY'S RATINGS PRINCIPAL VALUE
                                  (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - 97.5%
Alameda Hsg. Auth. Multi-Family Hsg. Rev.
(Independence Apts.) Series A,
7.50% 2/20/31 (GNMA Coll.)                    AAA $ 1,765,000 $ 1,811,331
Anaheim Pub. Fing. Auth. Tax Allocation Rev.
(Cap. Appreciation Redev. Proj.)
0% 12/1/06 (MBIA Insured)                     Aaa  5,000,000  3,068,750
Buena Park Commty. Redev. Agcy. Tax
Allocation Rfdg. (Central Bus. Dist. Proj.)
7.10% 9/1/14                                 BBB+  1,500,000  1,588,125
Burbank Redev. Agcy. Tax Allocation Series
A, 5.75% 12/1/08                             Baa1  2,355,000  2,393,269
Cabrillo Unified School Dist. (Cap.
Appreciation) Series A, 0% 8/1/10 (AMBAC
Insured)                                      Aaa  2,150,000  1,029,312
California Dept. Wtr. Resources Rev.
(Central Valley Proj.):
  (Wtr. Sys. Proj.) Series J-1, 7%
12/1/12 (e)                                    Aa  1,000,000  1,170,000
  Series O:
   4.75% 12/1/17                               Aa  2,000,000  1,775,000
   4.75% 12/1/25                               Aa  6,555,000  5,678,269
  5% 12/1/22                                   Aa  1,900,000  1,726,625
California Edl. Facs. Auth. Rev.:
 Rfdg. (Chapman Univ.) 5.375% 10/1/16 (h)     AAA  1,000,000  962,500
 Rfdg. (Univ. of Southern California)
Series A,  5.65% 10/1/10                      Aa3  1,000,000  1,011,250
 (Stanford Univ.) Series J, 6% 11/1/16        Aaa  1,955,000  2,011,206
California Gen. Oblig.:
 Rfdg. 5.50% 6/1/03                            A1  4,000,000  4,200,000
 Rfdg. 5.60% 9/1/21                            A1  1,900,000  1,866,750
 Unltd. Tax 6% 9/1/03                          A1  5,000,000  5,400,000
 Unltd. Tax 6.40% 2/1/05                       A1  1,690,000  1,871,675
 6.10% 2/1/02                                  A1  1,000,000  1,071,250
 6.40% 9/1/07                                  A1  2,000,000  2,245,000
 4.75% 9/1/10                                  A1  1,400,000  1,330,000
 6.50% 9/1/10                                  A1  1,950,000  2,198,625
 7% 10/1/10                                    A1  1,000,000  1,176,250
 5.25% 10/1/14                                 A1  1,000,000  971,250
 5.25% 10/1/17                                 A1  1,500,000  1,430,625
 6.25% 10/1/19
 (Pre-Refunded to 10/1/02 @102) (d)            A1  4,200,000  4,593,750
MUNICIPAL BONDS - CONTINUED
                                  MOODY'S RATINGS PRINCIPAL VALUE
                                  (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
California Health Facs. Fin. Auth. Rev.:
 Rfdg. (Children's Hosp.)
 6% 7/1/06 (MBIA Insured)                     Aaa $ 1,000,000 $ 1,083,750
 (Gould Med. Foundation) Series A,
 7.30% 4/1/20 (Escrowed to Maturity) (d)        A  1,500,000  1,650,000
 (Los Medanos Health Care Corp.) Series A,
 7.25% 3/1/20                                   A  1,500,000  1,548,750
 (Summit Med. Ctr.) Series A,
 5.50% 5/1/05 (FSA Insured)                   Aaa  1,200,000  1,251,000
California Hsg. Fin. Agcy. Rev. (Home Mtg.)
(c):
 Series A, 0% 8/1/23                           Aa  3,650,000  483,625
 Series C:
  8.30% 8/1/19                                 Aa  945,000  978,075
  0% 8/1/21                                    Aa  5,870,000  909,850
  7.60% 8/1/30                                 Aa  5,815,000  6,156,631
 Series F-2, 7.25% 8/1/16                      Aa  3,825,000  4,035,375
 Series L, 5.70% 8/1/25 (MBIA Insured)        Aaa  1,150,000  1,152,875
California Poll. Cont. Fing. Auth. Poll. Cont.
Rev. Rfdg. (San Diego Gas & Elec.)
Series A, 5.90% 6/1/14                         A2  1,900,000  1,992,625
California Pub. Cap. Impt. Fing. Auth. Rev.
(Pooled Proj.) Series B,
8.10% 3/1/18 (MBIA Insured)                   Aaa  1,825,000  1,911,359
California Pub. Wrks. Board Lease Rev.:
 Rfdg. (Dept. of Corrections State Prisons,
Monterey) Series D:
  5.375% 11/1/11                                A  1,000,000  988,750
  5.375% 11/1/14                                A  1,000,000  976,250
 Rfdg. (Univ. of California Projs.) Series A,
 5.40% 12/1/16 (AMBAC Insured)                Aaa  1,340,000  1,304,825
 (Dept. of Corrections Corcoran II) Series A,
 6% 1/1/05 (AMBAC Insured)                    Aaa  2,000,000  2,152,500
 (Dept of Corrections Madera State Prison)
 Series E:
   5.50% 6/1/15                                 A  3,000,000  2,996,250
   5.50% 6/1/19                                 A  1,000,000  963,750
 (Dept. Correction State Prisons, Susanville)
 Series D, 5.25% 6/1/15 (FSA Insured)         Aaa  2,000,000  1,950,000
 (Franchise Tax Board-PH II) Series A,
 6.25% 9/1/11                                   A  1,150,000  1,191,687
MUNICIPAL BONDS - CONTINUED
                                  MOODY'S RATINGS PRINCIPAL VALUE
                                  (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
California Pub. Wrks. Board Lease Rev.: - continued
 (Various California State Univ. Projs.):
  Series A:
   6.50% 9/1/04                                 A $ 1,090,000 $ 1,196,275
   5.50% 6/1/14                                A1  6,475,000  6,434,531
   6.40% 12/1/16                              Aaa  1,500,000  1,678,125
   6.375% 10/1/19                               A  1,250,000  1,334,375
  Series B:
   5% 6/1/06                                   A1  3,000,000  3,026,250
   6.40% 12/1/09                               A1  1,000,000  1,113,750
California Rural Home Mtg. Fin. 4.45%
8/1/01 (MBIA Insured)                         Aaa  3,000,000  2,977,500
California Statewide Commty. Dev. Corp.
Ctfs. of Prtn.:
  Rfdg. (Insured Hosp.) (Triad Healthcare)
  6.25% 8/1/06                                 A+  2,000,000  2,097,500
  (Children's Hosp.) 6% 6/1/13 (MBIA Insured) Aaa  1,570,000  1,666,162
  (Odd Fellows) 5.375% 10/1/13                 A+  2,500,000  2,390,625
  (St. Joseph Health Sys.) 5.50% 7/1/23       Aa3  1,500,000  1,456,875
  (Sister of Charity Leavenworth Sys.):
   5% 12/1/14                                 Aa3  1,315,000  1,218,019
   5% 12/1/23                                 Aa3  5,000,000  4,518,750
  (Villaview Commty. Hosp., Inc.) Series A,
  7% 9/1/09                                     A  1,145,000  1,240,894
  5.616% 7/1/13 (MBIA Insured)                Aaa  4,000,000  3,965,000
Campbell Ctfs. of Prtn. Rfdg. (Civic Center
Proj.) 6% 10/1/18                               A  2,565,000  2,565,000
Carson Redev. Agcy. Rfdg.:
 (Redev. Proj. Area #1) (Tax Allocation):
  6.375% 10/1/12                             Baa1  1,465,000  1,496,131
  6.375% 10/1/16                             Baa1  1,000,000  1,017,500
 (Redev. Proj. Area #2) (Tax Allocation)
  5.875% 10/1/09                              Baa  2,000,000  1,977,500
Castaic Lake Wtr. Agcy. Ctfs. of Prtn. Rfdg.
(Wtr. Sys. Impt. Proj.) Series A:
  7% 8/1/11 (MBIA Insured)                    Aaa  1,500,000  1,770,000
  7% 8/1/13 (MBIA Insured)                    Aaa  1,580,000  1,868,350
Central California Joint Pwrs. Health Fing.
Auth. Rfdg. (Commty. Hosp. of Central
California) 5.25% 2/1/04                     Baa1  2,000,000  1,960,000
MUNICIPAL BONDS - CONTINUED
                                  MOODY'S RATINGS PRINCIPAL VALUE
                                  (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Central Valley Fin. Auth. Rev. (Cogeneration
Proj.) (Carson Ice Gen. Proj.):
  6% 7/1/09                                  BBB- $ 3,050,000 $ 3,111,000
  6.10% 7/1/13                               BBB-  1,000,000  1,015,000
  6.20% 7/1/20                               BBB-  3,900,000  3,953,625
Clovis Unified School Dist. Series B, 0%
8/1/03 (MBIA Insured)                         Aaa  3,485,000  2,574,544
Coalinga Ctfs. of Prtn. 7% 4/1/10            BBB+  1,655,000  1,712,925
Contra Costa County Ctfs. of Prtn.(Merrithew
Mem. Hosp.) (Cap. Appreciation)
0% 11/1/14                                     A1  3,000,000  1,083,750
Contra Costa Schools Fin. Auth. Rev. Vista
Unified School Dist. School Sites Series A,
0% 9/1/17 (AMBAC Insured)
(Pre-Refunded to 9/1/02 @ 36.34) (d)          Aaa  3,420,000  970,425
Contra Costa Trans. Auth. Sales Tax Rev.
Series A:
 6% 3/1/03 (FGIC Insured)                     Aaa  1,000,000  1,080,000
 6% 3/1/04 (FGIC Insured)                     Aaa  1,000,000  1,085,000
Culver City Redev. Fin. Auth. Rev. Rfdg.
Tax Allocation 4.60% 11/1/20
(AMBAC Insured)                               Aaa  1,500,000  1,265,625
Desert Hosp. Dist. Rev. Ctfs. of Prtn. 6.392%
7/28/20 (FSA Insured)                         Aaa  5,200,000  5,382,000
Duarte Ctfs. of Prtn. (City of Hope Nat'l.
Med. Ctr.):
  6% 4/1/08                                  Baa1  1,730,000  1,749,462
  6.25% 4/1/23                               Baa1  2,000,000  2,017,500
East Bay Muni. Util. Dist. Wtr. Sys. Rev.
Rfdg.:
 6% 6/1/02 (FGIC Insured)                     Aaa  1,000,000  1,075,000
 6% 6/1/03 (FGIC Insured)                     Aaa  1,500,000  1,623,750
 6% 6/1/04 (FGIC Insured)                     Aaa  1,460,000  1,587,750
Eastern Muni. Wtr. Dist. Wtr. & Swr. Rev.
Ctfs. of Prtn. 6.75% 7/1/12 (FGIC Insured)    Aaa  2,000,000  2,307,500
East Bay Muni. Util. Dist. Wastewater
Treatment Sys.
 Rev. Rfdg. 5.75% 6/1/04 (MBIA Insured)       Aaa  1,000,000  1,068,750
Elk Grove Unified School Dist. Spl. Tax Rfdg.
(Commty. Facs. Dist. #1) 6.50%
12/1/24 (AMBAC Insured)                       Aaa  2,000,000  2,277,500
Encintas Unified School Dist. (Cap.
Appreciation) 0% 8/1/10 (MBIA Insured)        Aaa  1,000,000  476,250
MUNICIPAL BONDS - CONTINUED
                                  MOODY'S RATINGS PRINCIPAL VALUE
                                  (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Fairfield-Suison Swr. Dist. Swr. Rev. Rfdg.
Series A:
  0% 5/1/07 (MBIA Insured)                    Aaa $ 1,635,000 $ 972,825
  0% 5/1/08 (MBIA Insured)                    Aaa  2,085,000  1,167,600
  0% 5/1/09 (MBIA Insured)                    Aaa  2,080,000  1,092,000
Folsom Pub. Fing. Auth. Local Agcy. Rev.
Series A, 7.25% 10/1/10                      BBB+  1,285,000  1,346,037
Fontana Redev. Agcy. Tax Allocation Rfdg.
(Jurupa Hills):
  Series 1992 A, 7.10% 10/1/23                BBB  2,000,000  2,092,500
  Series A, 7% 10/1/14                       BBB+  1,900,000  1,999,750
Foster City Pub. Fin. Auth. 5.80% 9/1/16       A-  1,000,000  987,500
Fremont Unified School Dist. Alameda County
(Cap. Appreciation) Series F,
0% 8/1/04 (MBIA Insured)                      Aaa  1,270,000  879,475
Irvine Ranch Wtr. Dist. Joint Pwr. Agcy.
Local Pool Rev.:
  7.80% 2/15/08                                A+  1,560,000  1,609,202
  7.875% 2/15/23                               A+  5,500,000  5,674,680
  8.25% 8/15/23                                A+  14,365,000  15,137,119
King County Ctfs. of Prtn. 7.50% 7/1/04         -  2,800,000  2,978,500
Kings River Conservation Dist. Pine Flat Pwr.
Rev. Rfdg. 6.375% 1/1/12                       Aa  2,000,000  2,107,500
Long Beach Harbor (c):
 6% 5/15/06 (MBIA Insured)                    Aaa  3,000,000  3,225,000
 5.75% 5/15/07 (MBIA Insured)                 Aaa  4,845,000  5,087,250
 5.50% 5/15/15 (MBIA Insured)                 Aaa  3,710,000  3,617,250
Los Angeles County Ctfs. of Prtn.:
 (Correctional Facs.) 0% 9/1/11 (MBIA Insured)
 (Escrowed to Maturity) (d)                   Aaa  6,400,000  2,904,000
 (Disney Parking Proj.):
  0% 3/1/12                                  Baa1  2,180,000  833,850
  0% 3/1/13                                  Baa1  2,750,000  979,688
  0% 3/1/19                                  Baa1  3,175,000  746,125
 (Health Facs. Construction Loan)
 (Bay Harbor Hosp.) 7.30% 4/1/20                A  1,000,000  1,063,750
Los Angeles Dept. Wtr. & Pwr. Elec. Plant Rev.
Rfdg. 6.375% 2/1/20                            Aa  1,000,000  1,050,000
Los Angeles Harbor Dept. Rev. 7.60% 10/1/18
(Escrowed to Maturity) (d)                     Aa  2,270,000  2,811,963
MUNICIPAL BONDS - CONTINUED
                                  MOODY'S RATINGS PRINCIPAL VALUE
                                  (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Los Angeles County Metropolitan Trans. Auth.
(Sales Tax Rev.):
  Second Series A, 5.90% 7/1/04
  (AMBAC Insured)                             Aaa $ 2,135,000 $ 2,311,138
  Series A, 5.90% 7/1/14 (MBIA Insured)       Aaa  1,585,000  1,640,475
Los Angeles Wastewater Sys. Rev. Rfdg.:
 Series A, 5% 2/1/11 (FGIC Insured)           Aaa  1,345,000  1,297,925
 Series D, 4.70% 11/1/17 (FGIC Insured)       Aaa  2,000,000  1,742,500
Madera County Ctfs. of Partn. (Valley
Children's Hospital) 6.25% 3/15/05 (MBIA
Insured)                                      Aaa  500,000  547,500
Metropolitan Wtr. Dist. Southern Waterworks
Rev. Rfdg.:
  6% 7/1/05 (MBIA Insured)                    Aaa  3,000,000  3,273,750
  5.75% 8/12/18                                Aa  5,000,000  5,018,750
Modesto Ctfs. of Prtn.:
 (Commty. Ctr. Refining Proj.) Series A,
 5.60% 11/1/14 (AMBAC Insured)                Aaa  1,370,000  1,397,400
 (Golf Course Refining Proj.) Series B, 5%
 11/1/23 (AMBAC Insured)                      Aaa  1,585,000  1,460,181
Modesto Irrigation Dist. Ctfs. of Prtn. Rfdg.
& Cap. Impts. Series A, 0% 10/1/10 (MBIA
Insured)                                      Aaa  2,270,000  1,092,438
Northern California Pwr. Agcy. Pub. Pwr. Rev.:
 Rfdg. (Geothermal Proj. #3) Series A:
  5.50% 7/1/05 (AMBAC Insured)                Aaa  2,250,000  2,370,938
  5.80% 7/1/09 (AMBAC Insured)                Aaa  5,675,000  6,029,688
 Rfdg.( Hydro Elec. Proj. #1) 7.50% 7/1/23
 (AMBAC Insured)
  (Pre-Refunded to 7/1/21 @ 100) (d)          Aaa  1,170,000  1,452,263
Oakland Redev. Agcy. Central Dist. Redev.
(Sub. Tax Allocation) 5% 9/1/21
(MBIA Insured)                                Aaa  1,000,000  923,750
Ontario Redev. Fing. Auth. Rev.:
 (Ctr. City Cimarron Proj. #1):
  0% 8/1/08 (MBIA Insured)                    Aaa  3,255,000  1,798,388
  0% 8/1/09 (MBIA Insured)                    Aaa  3,260,000  1,691,125
 (Ontario Redev. Proj. 1) 6.95% 8/1/11
 (MBIA Insured)                               Aaa  1,000,000  1,175,000
Orange County Local Trans. Auth. Sales Tax
Rev. First Series-Measure M, 6%
2/15/08 (AMBAC Insured)                       Aaa  1,250,000  1,346,875
Palomar Pomerado Health Sys. Rev.
0% 11/1/05 (MBIA Insured)                     Aaa  3,075,000  2,010,281
MUNICIPAL BONDS - CONTINUED
                                  MOODY'S RATINGS PRINCIPAL VALUE
                                  (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Pleasanton Joint Pwrs. Fin. Auth. Reassessment
Series A:
  5.80% 9/2/02                                Baa $ 2,445,000 $ 2,515,294
  6% 9/2/05                                   Baa  1,390,000  1,445,600
  6.15% 9/2/12                                Baa  5,095,000  5,171,425
Port Oakland Port Rev.:
 Rfdg. Series F:
  0% 11/1/06 (MBIA Insured)                   Aaa  1,250,000  770,313
  0% 11/1/08 (MBIA Insured)                   Aaa  3,500,000  1,907,500
 Series G, 6% 11/1/07 (MBIA Insured) (c)      Aaa  900,000  960,750
Rancho Mirage Joint Pwrs. Fing. Auth. Ctfs.
of Prtn. (Eisenhower Mem. Hosp.) 7% 3/1/22
(Pre-Refunded to 3/1/02 @ 102) (d)             A2  1,000,000  1,131,250
Rancho Wtr. Dist. Fin. Auth. Rev. Rfdg.:
 5.875% 11/1/10 (FGIC Insured)                Aaa  2,500,000  2,621,875
 4.875% 8/1/15 (AMBAC Insured)                Aaa  2,005,000  1,807,006
Riverside County Asset Leasing Corp.
Leasehold Rev. (Riverside County Hosp. Proj.)
 Series A:
   5.75% 6/1/01                                A3  1,250,000  1,285,937
   6% 6/1/03                                   A3  1,500,000  1,567,500
   6.375% 6/1/09                               A3  3,000,000  3,157,500
   6.50% 6/1/12                                 A  5,500,000  5,926,250
Riverside County Redev. Agcy. Tax Allocation
(Redev. Proj. #4) Series A:
  7.50% 10/1/10                               BBB  1,000,000  1,065,000
  7.50% 10/1/26                               BBB  2,500,000  2,687,500
Riverside Unified School Dist. Ctfs. of Prtn.
(Cap. Appreciation Land Acquisition Proj.)
Series B, 0% 9/1/26 (FSA Insured) (f)         Aaa  1,835,000  1,752,425
Sacramento Cogeneration Auth. Cogeneration
 Proj. Rev.:
  (Proctor & Gamble Proj.):
   5.40% 7/1/98                              BBB-  1,000,000  1,011,250
   5.70% 7/1/00                              BBB-  1,200,000  1,228,500
   6.375% 7/1/10                             BBB-  800,000  834,000
Sacramento Fing. Auth. Lease Rev. Rfdg.
Series A, 5.40% 11/1/20 (AMBAC Insured)       Aaa  1,925,000  1,886,500
Sacramento Muni. Util. Dist. Elec. Rev.:
 1.76% 11/15/08 (FGIC Insured) (g)            Aaa  7,000,000  6,763,750
 6.30% 8/15/18 (FGIC Insured)                 Aaa  3,500,000  3,648,750
MUNICIPAL BONDS - CONTINUED
                                  MOODY'S RATINGS PRINCIPAL VALUE
                                  (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Sacramento Pwr. Auth. Rev. (Cogeneration
Proj.) 6.50% 7/1/06                          BBB- $ 1,500,000 $ 1,610,625
San Bernardino County Ctfs. of Prtn.:
 (Cap. Facs. Proj.) Series B, 6.875% 8/1/24
 (Escrowed to Maturity) (d)                  Baa1  2,500,000  2,959,375
 (Med. Ctr. Fin.) 5.50% 8/1/22               Baa1  4,500,000  4,258,125
San Diego County Regional Trans. 6% 4/1/05
(AMBAC Insured)                               Aaa  1,500,000  1,627,500
San Diego County Regional Trans. Commission
Sales Tax Rev. Second Series A, 6%
4/1/04 (FGIC Insured)                         Aaa  1,875,000  2,029,687
San Diego County Wtr. Auth. 5.632%
4/25/07 (FGIC Insured)                        Aaa  2,500,000  2,606,250
San Francisco Bldg. Auth. Lease Rev.
(Dept. Gen. Svcs. Lease) Series A,
5% 10/1/08                                      A  1,320,000  1,295,250
San Francisco City & County Intl. Arpt. Rev.:
 Second Series 2, 6.20%
 5/1/05 (AMBAC Insured)                       Aaa  1,300,000  1,407,250
 Second Series 9A, 5.125%
 5/1/07 (FGIC Insured) (c)                    Aaa  2,000,000  1,992,500
San Francisco City & County Pub. School Facs.
Impt. Series A, 7.20% 9/1/01                   A1  625,000  647,369
San Francisco City & County Redev. Agcy.
7.75% 9/1/06                                    -  6,000,000  6,210,540
San Francisco City & County Redev. Fing. Auth.
Tax Allocation Rfdg. (Cap. Appreciation)
(Redev. Proj.) Series B,
0% 8/1/10 (MBIA Insured)                      Aaa  1,475,000  715,375
San Francisco City & County Swr. Rev.:
 Rfdg. 5.90% 10/1/08 (AMBAC Insured)          Aaa  2,000,000  2,112,500
 Series B:
  0% 10/1/06 (FGIC Insured)                   Aaa  3,690,000  2,297,025
  0% 10/1/08 (FGIC Insured)                   Aaa  1,600,000  882,000
San Joaquin County Ctfs. of Prtn.
(Gen. Hosp. Proj.):
  5.70% 9/1/01                                  A  1,000,000  1,023,750
  6.25% 9/1/13                                  A  2,500,000  2,559,375
Santa Ana Commty. Redev. Agcy. Tax Allocation
(Santa Ana Redev. Proj. Area) Series B,
6.50% 12/15/14                                AAA  860,000  915,900
Santa Barbara Ctfs. of Prtn.
(American Baptist Hosp.) 7.40% 5/15/15          A  2,000,000  2,142,500
MUNICIPAL BONDS - CONTINUED
                                  MOODY'S RATINGS PRINCIPAL VALUE
                                  (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
Santa Clara County Fin. Auth. Lease Rev.
(VMC Replacement Proj.) Series A,
7.75% 11/15/08 (AMBAC Insured)                Aaa $ 1,175,000 $ 1,462,875
Santa Margarita/Dana Point Auth. Rev.
(Impt. Dists. 1-2-2A & 8) 7.25%
8/1/08 (MBIA Insured)                         Aaa  1,780,000  2,131,550
Sequoia Hosp. Dist. Rev. Rfdg. 5.375%
8/15/13 (Escrowed to Maturity) (d)            Baa  2,225,000  2,216,656
South Orange County Pub. Fin. Auth. Spl.
Tax Rev.:
  Rfdg. (Sr. Lien) Series A,
  7% 9/1/10 (MBIA Insured)                    Aaa  3,300,000  3,885,750
  (Foothill Area) Series C,
  8% 8/15/09 (FGIC Insured)                   Aaa  3,650,000  4,630,937
Southern California Pub. Pwr. Auth. Pwr.
Proj. Rev. (Multiple Proj.) 6.75% 7/1/11        A  2,500,000  2,809,375
Sulphur Springs Unified School Dist.:
 Series A, 0% 9/1/08 (MBIA Insured)           Aaa  2,745,000  1,492,594
 Unltd. Tax Series A, 0% 9/1/12 (MBIA
Insured)                                      Aaa  2,750,000  1,165,312
Upland Ctfs. of Prtn. (San Antonio Commty.
Hosp.):
 5.25% 1/1/08                                   A  1,850,000  1,801,437
 5.25% 1/1/13                                   A  3,000,000  2,767,500
West Covina Ctfs. of Prtn. (Queen of the Valley
Hosp.) 6.50% 8/15/24                           A2  1,100,000  1,142,626
TOTAL MUNICIPAL BONDS
(Cost $373,932,217)                                           389,534,519
MUNICIPAL NOTES (A) - 2.5%
CALIFORNIA - 2.5%
California Gen. Oblig. RAN 4.50% 6/30/97    MIG 1  1,500,000  1,504,410
California Poll. Cont. Fin. Auth. Poll.
Rev., VRDN:
 Rfdg. (Pacific Gas & Elec.) Series C, 3.40%,
 LOC Bank of America NT & SA                 A-1+  3,400,000  3,400,000
 (Southern California Edison Proj.)
 Series 1986 C, 3.45%                      VMIG 1  1,200,000  1,200,000
California Poll. Cont. Fing. Auth.
Resource Recovery Rev., VRDN (c):
  (Burney Forest Prod. Proj.) 3.35%,
  LOC Fleet Bank Nat'l. Bank                  P-1  1,500,000  1,500,000
MUNICIPAL NOTES (A) - CONTINUED
                                  MOODY'S RATINGS PRINCIPAL VALUE
                                  (UNAUDITED) (B)    AMOUNT (NOTE 1)
CALIFORNIA - CONTINUED
California Poll. Cont. Fing. Auth. Resource
Recovery Rev., VRDN (c): - continued
  (Ultra Pwr. Rocklin Proj.) Series 1988 A,
  3.45%, LOC Bank of America NT & SA          P-1 $ 300,000 $ 300,000
Fresno County Unltd. Tax TRAN
4.75% 9/29/97                               SP-1+  2,000,000  2,012,520
TOTAL MUNICIPAL NOTES
(Cost $9,916,930)                                            9,916,930
TOTAL INVESTMENTS - 100%
(Cost $383,849,147)                                         $399,451,449

FUTURES CONTRACTS
                                  EXPIRATION UNDERLYING FACE UNREALIZED
                                  DATE       AMOUNT AT VALUE GAIN/(LOSS)
PURCHASED
68 Municipal Bond Contracts       Jun. 1997   $ 7,766,875    $ (19,742)
50 30-Year Treasury Bond
Contracts                         Jun. 1997     5,521,875      (5,141)
                                              $ 13,288,750    $ (24,883)
THE FACE VALUE OF FUTURES PURCHASED AS A PERCENTAGE OF TOTAL INVESTMENT IN SECURITIES - 3.3%
SECURITY TYPE ABBREVIATIONS
RAN - Revenue Anticipation Notes
TRAN - Tax and Revenue Anticipation Notes
VRDN - Variable Rate Demand Notes
LEGEND
(d) The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
(e) Standard & Poor's credit ratings are used in the absence of a rating by Moody's Investors Service, Inc.
(f) Private activity obligations whose interest is subject to the federal alternative minimum tax for individuals.
(g) Security collateralized by an amount sufficient to pay interest and principal.
(h) A portion of the Security was pledged to cover margin requirements for futures contracts. At the period end, the value of securities pledged amounted to $409,500.
(i) Debt obligation initially issued in zero coupon form which converts to coupon form at a specified rate and date.
(j) Debt obligation initially issued at one coupon which converts to a higher coupon at a specified date.
(k) Security purchased on a delayed delivery basis (see Note 2 of Notes to Financial Statements).
OTHER INFORMATION
The composition of long-term debt holdings as a percentage of total value of investment in securities, is as follows (ratings are unaudited):
 MOODY'S RATINGS S&P RATINGS
Aaa, Aa, A 69.5% AAA, AA, A 82.1%
Baa         8.5% BBB         8.6%
Ba          0.0% BB          0.0%
B           0.0% B           0.0%
Caa         0.0% CCC         0.0%
Ca, C       0.0% CC, C       0.0%
                 D           0.0%
The percentage not rated by both S&P and Moody's amounted to 2.3%. FMR has determined that unrated debt securities that are lower quality account for 0.0% of the total value of investment in securities.
The distribution of municipal securities by revenue source, as a percentage of total value of investment in securities, is as follows:
General Obligation                   26.1%
Water and Sewer                      12.2
Electric Revenue                     11.3
Special Tax                          10.9
Lease Revenue                        10.4
Health Care                           7.9
Pooled Loan                           5.6
Escrowed/Pre-Refunded                 5.5
Others (individually less than 5%)   10.1
TOTAL                               100.0%
INCOME TAX INFORMATION
At February 28, 1997, the aggregate cost of investment securities for income tax purposes was $384,029,498. Net unrealized appreciation aggregated $15,421,951, of which $16,499,483 related to appreciated investment securities and $1,077,532 related to depreciated investment securities.
At February 28,1997, the fund had a capital loss carryforward of approximately $8,463,000 of which $1,148,000 and $7,315,000 will expire on February 28, 2003 and 2004, respectively.
SPARTAN CALIFORNIA MUNICIPAL INCOME FUND

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 FEBRUARY 28, 1997

ASSETS

Investment in securities, at value (cost $383,849,147) -                  $ 399,451,449
See accompanying schedule

Cash                                                                       38,298

Interest receivable                                                        5,194,243

Receivable for daily variation on futures contracts                        11,500

 TOTAL ASSETS                                                              404,695,490

LIABILITIES

Payable for investments purchased

 Regular delivery                                           $ 1,333,327

 Delayed delivery                                            999,148

Payable for fund shares redeemed                             331,875

Distributions payable                                        352,943

Accrued management fee                                       169,460

Other payables and accrued expenses                          5,525

 TOTAL LIABILITIES                                                         3,192,278

NET ASSETS                                                                $ 401,503,212

Net Assets consist of:

Paid in capital                                                           $ 395,666,869

Accumulated undistributed net realized gain (loss)                         (9,741,076)
on investments

Net unrealized appreciation (depreciation) on                              15,577,419
investments

NET ASSETS, for 37,882,646 shares outstanding                             $ 401,503,212

NET ASSET VALUE, offering price and redemption price per                   $10.60
share ($401,503,212 (divided by) 37,882,646 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED FEBRUARY 28, 1997

INTEREST INCOME                                                          $ 23,067,140

EXPENSES

Management fee                                             $ 2,182,509

Non-interested trustees' compensation                       8,715

 Total expenses before reductions                           2,191,224

 Expense reductions                                         (48,551)      2,142,673

NET INTEREST INCOME                                                       20,924,467

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                      1,034,257

 Futures contracts                                          396,497       1,430,754

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                      1,320,125

 Futures contracts                                          13,946        1,334,071

NET GAIN (LOSS)                                                           2,764,825

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                          $ 23,689,292
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS

                                                         YEAR ENDED      YEAR ENDED
                                                         FEBRUARY 28,    FEBRUARY 29,
                                                         1997            1996

INCREASE (DECREASE) IN NET ASSETS

Operations                                               $ 20,924,467    $ 22,267,955
Net interest income

 Net realized gain (loss)                                 1,430,754       (167,688)

 Change in net unrealized appreciation (depreciation)     1,334,071       19,615,441

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          23,689,292      41,715,708
FROM OPERATIONS

Distributions to shareholders                             (20,973,796)    (22,267,955)
From net interest income

 From net realized gain                                   (77,905)        -

 TOTAL DISTRIBUTIONS                                      (21,051,701)    (22,267,955)

Share transactions                                        46,639,557      51,893,617
Net proceeds from sales of shares

 Reinvestment of distributions                            16,494,304      17,497,697

 Cost of shares redeemed                                  (73,490,444)    (75,426,818)

 Redemption fees                                          21,059          28,650

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          (10,335,524)    (6,006,854)
FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                 (7,697,933)     13,440,899

NET ASSETS

 Beginning of period                                      409,201,145     395,760,246

 End of period (including undistributed net interest     $ 401,503,212   $ 409,201,145
income of $0 and $49,329, respectively)

OTHER INFORMATION
Shares

 Sold                                                     4,490,938       5,015,350

 Issued in reinvestment of distributions                  1,584,913       1,696,585

 Redeemed                                                 (7,073,997)     (7,327,672)

 Net increase (decrease)                                  (998,146)       (615,737)


FINANCIAL HIGHLIGHTS
                               YEAR ENDED   YEAR ENDED    YEARS ENDED FEBRUARY       TEN MONTHS
                             FEBRUARY 28,   FEBRUARY      28,                        ENDED
                                            29,                                      FEBRUARY
                                                                                    28,


                                    1997        1996        1995        1994 C      1993

SELECTED PER-SHARE DATA

Net asset value, beginning          $ 10.520    $ 10.020    $ 10.930    $ 11.330    $ 10.540
of period

Income from Investment               .548        .571        .603        .631        .543
Operations
Net interest income

 Net realized and unrealized         .082        .498        (.732)      (.012)      .858
 gain (loss)

 Total from investment               .630        1.069       (.129)      .619        1.401
operations

Less Distributions

 From net interest income            (.549)      (.570)      (.603)      (.631)      (.543)

 From net realized gain              (.002)      -           (.180)      (.330)      (.070)

 In excess of net realized gain      -           -           -           (.060)      -

 Total distributions                 (.551)      (.570)      (.783)      (1.021)     (.613)

Redemption fees added to paid        .001        .001        .002        .002        .002
in capital

Net asset value, end of period      $ 10.600    $ 10.520    $ 10.020    $ 10.930    $ 11.330

TOTAL RETURN B                       6.23%       10.94%      (.85)%      5.63%       13.76%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period           $ 401,503   $ 409,201   $ 395,760   $ 566,613   $ 573,871
(000 omitted)

Ratio of expenses to average         .55%        .54%        .55%        .52%        .40% A,
net assets                                      D                       D           D

Ratio of expenses to average net     .54%        .54%        .55%        .52%        .40% A
assets after expense                E
reductions

Ratio of net interest income to      5.25%       5.57%       6.04%       5.58%       6.07% A
average net assets

Portfolio turnover rate              23%         38%         30%         54%         26% A


C ANNUALIZED
C TOTAL RETURNS DO NOT INCLUDE THE FORMER ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C EFFECTIVE MARCH 1,1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
C FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
C FMR OR THE FUND HAS ENTERED INTO VARYING ARRANGEMENTS WITH THIRD PARTIES WHO EITHER PAID OR REDUCED A PORTION OF THE FUND'S EXPENSES (SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS).
SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME FUND

PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. Total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value). You can also look at the fund's income, as reflected in the fund's yield, to measure performance. If Fidelity had not reimbursed certain fund expenses, the life of fund total returns and dividends would have been lower.
CUMULATIVE TOTAL RETURNS

PERIODS ENDED FEBRUARY 28, 1997                          PAST 1   LIFE OF
                                                         YEAR     FUND

Spartan California Intermediate Municipal Income         4.96%    15.99%

Lehman Brothers California 1-17 Year                     5.05%    n/a
 Municipal Bond Index

California Intermediate Municipal Debt Funds             4.29%    n/a
Average

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, one year, or since the fund started on December 30, 1993. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. You can compare the fund's returns to the performance of the Lehman Brothers California 1-17 Year Municipal Bond Index - a total return performance benchmark for California investment-grade municipal bonds with maturities between one and 17 years. To measure how the fund's performance stacks up against its peers, you can compare it to the California intermediate municipal debt funds average, which reflects the performance of 29 mutual funds with similar objectives tracked by Lipper Analytical Services over the past one year. Both benchmarks include reinvested dividends and capital gains, if any, and exclude the effect of sales charges.
AVERAGE ANNUAL TOTAL RETURNS

PERIODS ENDED FEBRUARY 28, 1997                          PAST 1   LIFE OF
                                                         YEAR     FUND

Spartan California Intermediate Municipal Income         4.96%    4.79%

Lehman Brothers California 1-17 Year                     5.05%    n/a
 Municipal Bond Index

California Intermediate Municipal Debt Funds             4.29%    n/a
Average

AVERAGE ANNUAL TOTAL RETURNS take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year. (Note: Lipper calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a slightly different figure than that obtained by averaging the cumulative total returns and annualizing the result.)
$10,000 OVER LIFE OF FUND
IMAHDR PRASUN   SHR__CHT 19960930 19961009 151627 S00000000000001
             Spartan CA Int Muni         LB Municipal Bond Index
             00432                       LB015
  1993/12/31      10000.00                    10000.00
  1994/01/31      10114.46                    10114.20
  1994/02/28       9828.19                     9852.24
  1994/03/31       9522.27                     9451.06
  1994/04/30       9579.71                     9531.20
  1994/05/31       9659.48                     9613.84
  1994/06/30       9607.30                     9555.10
  1994/07/31       9783.77                     9730.24
  1994/08/31       9816.77                     9763.91
  1994/09/30       9713.91                     9620.58
  1994/10/31       9559.65                     9449.71
  1994/11/30       9394.31                     9278.86
  1994/12/31       9532.70                     9483.09
  1995/01/31       9774.19                     9754.12
  1995/02/28       9992.53                    10037.77
  1995/03/31      10067.59                    10153.10
  1995/04/30      10078.44                    10165.08
  1995/05/31      10389.38                    10489.45
  1995/06/30      10291.45                    10398.19
  1995/07/31      10419.57                    10496.77
  1995/08/31      10560.65                    10629.87
  1995/09/30      10625.07                    10697.15
  1995/10/31      10767.07                    10852.69
  1995/11/30      10919.50                    11032.74
  1995/12/31      10975.50                    11138.76
  1996/01/31      11075.45                    11222.86
  1996/02/29      11049.70                    11147.10
  1996/03/31      10915.23                    11004.64
  1996/04/30      10902.00                    10973.50
  1996/05/31      10889.28                    10969.11
  1996/06/30      10987.55                    11088.57
  1996/07/31      11075.95                    11189.47
  1996/08/31      11085.25                    11186.79
  1996/09/30      11196.12                    11343.40
  1996/10/31      11343.15                    11471.69
  1996/11/30      11535.09                    11681.63
  1996/12/31      11489.39                    11632.56
  1997/01/31      11522.67                    11654.55
  1997/02/28      11598.21                    11761.54
IMATRL PRASUN   SHR__CHT 19960930 19961009 151629 R00000000000123






$10,000 OVER LIFE OF FUND: Let's say hypothetically that $10,000 was invested in Spartan California Intermediate Municipal Income Fund on December 31, 1993, shortly after the fund started. As the chart shows, by February 28, 1997, the value of the investment would have grown to $11,598
- a 15.98% increase on the initial investment. For comparison, look at how the Lehman Brothers Municipal Bond Index, which reflects the performance of the investment-grade municipal bond market, did over the same period. With dividends reinvested, the same $10,000 would have grown to $11,762 - a 17.62% increase.

UNDERSTANDING
PERFORMANCE
How a fund did yesterday is
no guarantee of how it will do
tomorrow. Bond prices, for
example, generally move in
the opposite direction of
interest rates. In turn, the
share price, return, and yield of
a fund that invests in bonds
will vary. That means if you
sell your shares during a
market downturn, you might
lose money. But if you can ride
out the market's ups and
downs, you may have a gain.
(checkmark)
TOTAL RETURN COMPONENTS

                         YEAR ENDED YEAR ENDED YEAR ENDED DECEMBER 30,
                         FEBRUARY   FEBRUARY   FEBRUARY   1993
                         28,        29,        28,        (COMMENCEMENT
                                                          OF OPERATIONS) TO
                                                          FEBRUARY 28,

                               1997    1996     1995     1994

Dividend returns               4.73%   5.28%    5.05%    0.69%

Capital appreciation returns   0.23%    5.29%   -3.39%   -2.41%

Total returns                  4.96%   10.57%   1.66%    -1.72%

TOTAL RETURN COMPONENTS include both dividend returns and capital appreciation returns. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or capital gains paid by the fund are reinvested. For periods through February 29, 1996, capital appreciation and total returns include the effect of a $5 account closeout fee on an average size account.
DIVIDENDS AND YIELD

PERIODS ENDED FEBRUARY 28, 1997          PAST          PAST 6         PAST 1
                                         MONTH         MONTHS         YEAR

Dividends per share                      3.50(cents)   22.52(cents)   45.38(cents)

Annualized dividend rate                 4.58%         4.59%          4.63%

30-day annualized yield                  4.36%         -              -

30-day annualized tax-equivalent yield   7.51%         -              -


DIVIDENDS per share show the income paid by the fund for a set period. If you annualize this number, based on an average share price of $9.97 over the past month, $9.89 over the past six months, and $9.81 over the past year, you can compare the fund's income over these three periods. Dividends per share show the income paid by the fund for a set period and do not reflect any tax reclassifications. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis. The tax-equivalent yield shows what you would have to earn on a taxable investment to equal the fund's tax-free yield, if you're in the 41.95% combined effective 1997 federal and state income tax bracket, but does not reflect payment of the federal alternative minimum tax, if applicable. SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME FUND

FUND TALK: THE MANAGER'S OVERVIEW



MARKET RECAP
Stable demand helped municipal
bonds perform better than their
investment-grade taxable
counterparts in the 12 months
ending February 28, 1997.
However, anticipation of
short-term interest rate increases
by the Federal Reserve Board
negatively affected all bonds. For
the period, the Lehman
Brothers Municipal Bond Index
- a broad measure of the
municipal bond market - had a
total return of 5.51%. In
comparison, the Lehman Brothers
Aggregate Bond Index - a
broad measure of the
performance of the U.S. taxable
bond market - returned 5.35%.
New issue supply in the municipal
market was strong through the
first half of the period, but
insurance companies and
individual investors helped sustain
demand. The diminishing
likelihood of significant tax reform
in the near future also helped
support the muni market. Like
most domestic bonds, munis were
affected by signs of strength in the
economy in the first half of 1996.
Nevertheless, the market
conditions that supported the
muni market helped it enter the fall
trading at expensive levels
relative to its taxable counterparts.
Munis stalled because their rich
valuations inhibited demand and
encouraged selling. From
December on, most bond
markets suffered from fears -
confirmed by Fed Chairman Alan
Greenspan's testimony before
Congress in late February - that
latent inflation pressures might
encourage the Fed to raise
short-term rates. Munis, however,
outperformed over the past few
months, in part because of a thin
supply of new issues.

(Portfolio Manager:  Jonathan Short photograph)

An interview with Jonathan Short, Portfolio Manager of Spartan California Intermediate Municipal Income Fund
Q. HOW DID THE FUND PERFORM, JON?
A. For the year ending February 28, 1997, the fund had a total return of 4.96%. For comparison purposes, the California intermediate municipal debt funds average, as tracked by Lipper Analytical Services, returned 4.29%, and the Lehman Brothers California 1-17 Year Municipal Bond Index returned 5.05% for the same period.
Q. WHAT HELPED THE FUND PERFORM BETTER THAN ITS COMPETITORS?
A. Baa-rated securities were some of the market's - and the fund's - best performers and were a key reason why the fund fared better than many of its competitors. The main driver for the strong returns of Baa-rated bonds was tightening credit spreads. Credit spreads refer to the difference in yield between bonds carrying the lowest investment-grade rating of Baa and those with the highest credit rating of Aaa. As spreads tightened, lower-quality bonds' yields fell relative to higher-quality bonds during the period. As a result, lower-quality bonds generally performed better than higher-quality issues. Additionally, Sequoia Hospital was boosted by its merger with Catholic Health Care West.
Q. GENERAL OBLIGATION BONDS (GOS) MADE UP THE FUND'S LARGEST SECTOR CONCENTRATION AT THE END OF THE PERIOD. WHICH TYPES OF GOS DID YOU TARGET?
A. A large portion of the fund's stake in GOs are state general obligation bonds, which are issued by the state, backed by its full faith and credit, and are repaid by general revenue, in contrast to revenue from a specific facility or project built with borrowed funds. In my opinion, the state's credit worthiness has improved as its economy has rebounded. In fact, revenue collections have improved to the point where estimates call for the state's budget to post $1 billion more in revenues than originally projected.
Q. WHAT FACTORS DID YOU CONSIDER WHEN DETERMINING THE OVERALL STRUCTURE OF THE PORTFOLIO?
A. I placed a lot of emphasis on the price breakdown of the bonds. I prefer to have a lighter position in callable "par" bonds - those with prices between $97 and $103 - and a heavier weighting in discount and premium bonds with prices below $97 or above $103, respectively. The main reason for this strategy was that I felt that par bonds are more susceptible to call risk, where the issuer can redeem an issue before its maturity. I also looked for bonds with good "call protection." When interest rates fall, municipal issuers often call - or redeem - bonds before their maturity and issue new bonds as a way to lower their interest costs. So I focus on bonds with good call protection - those that have some longer period of time before they legally can be called away - and non-callable bonds, which can't be redeemed by their issuer before maturity.
Q. WHAT'S YOUR OUTLOOK?
A. From a supply and demand standpoint, I'm optimistic about municipals. I don't expect to see a tremendous amount of new bonds issued. And the increase in supply we're likely to see should be easily digested if demand remains firm. But how municipals fare over the next six months or so will depend heavily on the direction of interest rates, and I don't think anyone can accurately pinpoint where interest rates will be a year from now. That said, we may continue to see some volatility in the bond market as long as there are conflicting signs about the economy and inflation trends.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

FUND FACTS
GOAL: high current income for
California residents by
normally investing in
investment-grade municipal
securities whose interest is
free from federal income
tax and California personal
income tax
FUND NUMBER: 432
TRADING SYMBOL: FSCMX
START DATE: December 30,
1993
SIZE: as of February 28,
1997, more than $74 million
MANAGER: Jonathan Short,
since 1995; manager, Spartan
Florida Municipal Income,
since 1996; Fidelity Advisor
California Municipal Income
and Spartan Arizona
Municipal Income, since 1995;
Spartan California Municipal
Income, Fidelity California
Municipal Income, Fidelity
California Insured Municipal
Income and Fidelity
Minnesota Municipal
Income, since 1995; joined
Fidelity in 1990
(checkmark)
JONATHAN SHORT ON
CALIFORNIA'S ECONOMY:
"The strength of California's
economic rebound is an
important component in the
overall performance of
California municipal bonds.
For a number of reasons, I
am optimistic about
California's economy. The
first is employment growth,
which continues to outpace
the nation as a whole.
Second, the state budget is
posting revenues well
ahead of projections, thanks
mostly to rising tax
collections. Third, the
rebound has grown to be
more broad-based, with
southern California finally
showing improvements after
lagging behind the northern
part of the state. Finally,
permits to build new houses
are up about 15% this year
and sales of existing homes
seem to have stabilized."
SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME FUND

INVESTMENT CHANGES


TOP FIVE SECTORS AS OF FEBRUARY 28, 1997
                        % OF FUND'S    % OF FUND'S INVESTMENT
                        INVESTMENTS    S
                                       IN THESE SECTORS
                                       6 MONTHS AGO

General Obligation      28.7           29.7

Special Tax             15.8           15.4

Water & Sewer           13.2           13.4

Escrowed/Pre-Refunded   8.5            8.3

Health Care             7.5            10.7

AVERAGE YEARS TO MATURITY AS OF FEBRUARY 28, 1997
                                       6 MONTHS AGO

Years                   8.8            8.4

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF FEBRUARY 28, 1997
                                      6 MONTHS AGO

Years                   5.9            5.9

DURATION SHOWS HOW MUCH A BOND FUND'S PRICE FLUCTUATES WITH CHANGES IN COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE ABOUT 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE.
QUALITY DIVERSIFICATION (MOODY'S RATINGS)
AS OF FEBRUARY 28, 1997 AS OF AUGUST 31, 1996
Aaa 46.7%
Aa, A 35.3%
Baa 13.3%
Ba, B 0.0%
Non-rated 0.0%
Short-term
investments 4.7%
Aaa 50.8%
Aa, A 35.5%
Baa 9.4%
Ba, B 0.0%
Non-rated 0.0%
Short-term
investments 4.3%
Row: 1, Col: 1, Value: 46.7
Row: 1, Col: 2, Value: 35.3
Row: 1, Col: 3, Value: 13.3
Row: 1, Col: 4, Value: 0.0
Row: 1, Col: 5, Value: 0.0
Row: 1, Col: 6, Value: 4.7
Row: 1, Col: 1, Value: 50.8
Row: 1, Col: 2, Value: 35.5
Row: 1, Col: 3, Value: 9.4
Row: 1, Col: 4, Value: 0.0
Row: 1, Col: 5, Value: 0.0
Row: 1, Col: 6, Value: 4.3
SHOWN AS A PERCENTAGE OF THE FUND'S INVESTMENTS. WHERE MOODY'S RATINGS ARE NOT AVAILABLE, WE HAVE USED S&P RATINGS.
SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME FUND

INVESTMENTS FEBRUARY 28, 1997
Showing Percentage of Total Value of Investments in Securities

MUNICIPAL BONDS - 95.3%
                                      MOODY'S RATINGS PRINCIPAL VALUE
                                      (UNAUDITED) (B) AMOUNT    (NOTE 1)
CALIFORNIA - 95.3%
California Dept. Wtr. Resources Wtr. Sys. Rev.
(Central Valley Proj.):
  Series I, 6.95% 12/1/25
  (Pre-Refunded to 6/1/00 @ 101.50) (d)           Aaa $ 500,000 $ 548,750
  Series J-2, 5.50% 12/1/01                        Aa  500,000  523,750
California Edl. Facs. Auth. Rev. Rfdg.
(Univ. of Southern California)
Series A, 5.70% 10/1/15 (f)                       Aa3  1,000,000  980,000
California Gen. Oblig.:
 6.40% 2/1/06                                      A1  575,000  641,125
 6.40% 9/1/07                                      A1  1,000,000  1,122,500
 6% 10/1/08                                        A1  425,000  462,719
 6.50% 9/1/10                                      A1  1,000,000  1,127,500
 7% 10/1/10                                        A1  500,000  588,125
 6.25% 10/1/19                                     A1  1,040,000  1,137,500
California Hsg. Fin. Agcy. Rev. (Home Mtg.):
 Series L, 5.70% 8/1/25 (MBIA Insured) (c)        Aaa  1,000,000  1,002,500
 Series R, 5.25% 8/1/16 (MBIA Insured)            Aaa  1,200,000  1,194,000
California Pub. Wks. Board Lease Rev.:
 Rfdg. (California State Univ. Proj.) Series A,
 5.50% 6/1/14                                      A1  1,000,000  993,750
 Rfdg. (Dept. Correction State Prison, Monterey
 County) Series D, 5.375% 11/1/12                   A  1,250,000  1,234,375
 (California Univ. Proj.) Series A:
  6.10% 10/1/06 (e)                                 A  1,210,000  1,309,825
  6.30% 10/1/10                                     A  1,000,000  1,077,500
 (Dept. Corrections State Prison) (Central
 California Womens Fac. Madera County)
  Series A, 7% 9/1/02
   (Pre-Refunded to 9/1/00 @ 102) (d)             Aaa  500,000  554,375
 (Dept. Correction State Prisons, Madera):
 Series E, 6% 6/1/07                                A  590,000  630,563
  7% 9/1/00                                         A  1,000,000  1,082,500
California Statewide Commtys. Dev. Auth.
Rev. Ctfs. of Prtn. Rfdg.:
  5.25% 8/1/97                                     A+  250,000  250,313
  5.90% 8/1/01                                     A+  200,000  204,000
  6.25% 8/1/06                                     A+  1,000,000  1,048,750
California Univ. Rev. Rfdg. (Multiple Purp.
Projs.) Series C, 9% 9/1/02 (AMBAC Insured)       Aaa  100,000  121,500
Carson Redev. Agcy. Rfdg. (Redev. Proj. Area #2)
(Tax Allocation) 5.50% 10/1/02                    Baa  100,000  100,125
MUNICIPAL BONDS - CONTINUED
                                      MOODY'S RATINGS PRINCIPAL VALUE
                                      (UNAUDITED) (B) AMOUNT    (NOTE 1)
CALIFORNIA - CONTINUED
Castaic Lake Wtr. Agcy. Ctfs. of Prtn.
(Wtr. Sys. Impt. Proj.) Series A, 7.25%
8/1/07 (MBIA Insured)                           Aaa $ 1,755,000 $ 2,086,256
Central California Joint Pwrs. Health Fing.
Auth. Ctfs. of Prtn. Rfdg. (Commty. Hosps.
of Central California) 5.25% 2/1/04            Baa1  1,000,000  980,000
Central Valley Fin. Auth. Cogeneration Proj.
Rev. (Carson Ice Gen. Proj.) 5.50% 7/1/01      BBB-  1,400,000  1,429,750
Chino Basin Fing. Auth. Rev. Rfdg. (Muni.
Wtr. Dist. Swr. Sys. Proj.):
  7% 8/1/05 (AMBAC Insured)                     Aaa  1,185,000  1,371,638
  7% 8/1/09 (AMBAC Insured)                     Aaa  350,000  409,938
Clovis Unified School Dist. Series B, 0%
8/1/02 (MBIA Insured)                           Aaa  300,000  233,625
Contra Costa Trans. Auth. Sales Tax Rev.
Series A:
 6% 3/1/03 (FGIC Insured)                       Aaa  530,000  572,400
 6% 3/1/08 (FGIC Insured)                       Aaa  1,000,000  1,087,500
Duarte Ctfs. of Prtn. (City of Hope Nat'l.
Med. Ctr.) 6% 4/1/08                           Baa1  1,200,000  1,213,500
East Bay Regional Park Dist.:
 Series B, 6.10% 9/1/06                          Aa  300,000  317,625
 Series C, 6.50% 9/1/01 (FGIC Insured)          Aaa  500,000  543,750
Elk Grove Unified School Dist. Spl. Tax Rfdg.
(Commty. Facs. Dist. #1) 6.50%
12/1/07 (AMBAC Insured)                         Aaa  500,000  567,500
Encintas Unified School Dist. (Cap.
Appreciation) 0% 8/1/04 (MBIA Insured)          Aaa  500,000  347,500
Escondido Joint Pwrs. Fing. Auth. Lease Rev.
Rfdg. (California Ctr. for the Arts) 0%
9/1/04 (AMBAC Insured)                          Aaa  570,000  396,150
Foothill/Eastern Trans. Corridor Agcy.
(California Toll Rd. Rev.) Sr. Lien Series
A, 0% 1/1/04                                    Baa  1,600,000  1,092,000
Foster City Pub. Fing. Auth. Rev. Commty.
Dev. Proj. Series A, 5.50% 9/1/09                A-  370,000  368,613
Fremont Unified School Dist. Alameda County
(Cap. Appreciation) Series F, 0%
8/1/09 (MBIA Insured)                           Aaa  1,000,000  508,750
Inglewood Hosp. Rev. (Daniel Freeman Hosp.
Inc.) 6.50% 5/1/01                                A  1,000,000  1,057,500
La Quinta Redev. Agcy. Tax Alloc. Rfdg.
(Redev. Proj. Area #1):
  7.30% 9/1/06 (MBIA Insured)                   Aaa  620,000  736,250
  7.30% 9/1/11 (MBIA Insured)                   Aaa  555,000  668,775
MUNICIPAL BONDS - CONTINUED
                                      MOODY'S RATINGS PRINCIPAL VALUE
                                      (UNAUDITED) (B) AMOUNT    (NOTE 1)
CALIFORNIA - CONTINUED
Long Beach Harbor Rev. (c):
 5.75% 5/15/07 (MBIA Insured)                   Aaa $ 1,000,000 $ 1,050,000
 5.50% 5/15/11 (MBIA Insured)                   Aaa  700,000  701,750
Los Angeles County Metropolitan Trans.
Auth. (Sales Tax Rev.):
  Rfdg. (Prop. A) Series A, 5.30% 7/1/05
  (MBIA Insured)                                 Aaa  2,000,000  2,080,000
  (Prop. C) Second Series A:
   5.90% 7/1/08 (AMBAC Insured)                  Aaa  500,000  542,500
   5.90% 7/1/02 (AMBAC Insured)                  Aaa  1,200,000  1,285,500
  Series A, 6.75% 7/1/11
  (Pre-Refunded to 7/1/01 @ 102) (d)             Aaa  1,250,000  1,392,188
Los Angeles Dept. Arpt. Rev.
(Los Angeles Int'l. Arpt.) Series D, 5.625%
5/15/12 (FGIC Insured) (c)                       Aaa  1,000,000  1,003,750
Los Angeles Dept. of Wtr. & Pwr. Rev.
(Elec. Plant) Second Issue, 9% 10/15/01           Aa  110,000  130,763
Los Angeles Wastewater Sys. Rev. Rfdg.
Series A, 9% 6/1/00 (MBIA Insured)               Aaa  500,000  570,000
Madera County Ctfs. of Prtn. (Valley Children's
Hosp.) 6.25% 3/15/05 (MBIA Insured)              Aaa  480,000  525,600
Manhattan Beach Unified School Dist. Series A,
0% 9/1/09 (FGIC Insured)                         Aaa  975,000  497,250
Metropolitan Wtr. Dist. Southern California
Crossover Rfdg. Series A-2, 5% 3/1/02            Aaa  250,000  258,125
Northern California Pwr. Agcy. Pub. Pwr. Rev.
Rfdg. (Geothermal Proj. #3-B) 5.50%
7/1/01 (AMBAC Insured)                           Aaa  500,000  522,500
Ontario Redev. Fing. Auth. Rev. Rfdg.
(Ontario Redev. Proj. #1) 6.65%
8/1/07 (MBIA Insured)                            Aaa  500,000  572,500
Orange County Wtr. Dist. Ctfs. of Prtn.,
Series A, 5.50% 8/15/09 (AMBAC Insured)          Aaa  1,000,000  1,015,000
Port Oakland Port Rev. Rfdg. Series F, 0%
11/1/05 (MBIA Insured)                           Aaa  300,000  196,125
Rancho Wtr. Dist. Fing. Auth. Rev. Rfdg.:
 6.50% 11/1/00 (FGIC Insured)                    Aaa  1,315,000  1,413,625
 6.50% 11/1/03 (FGIC Insured)                    Aaa  1,300,000  1,443,000
Riverside County Asset Leasing Corp. Leasehold
Rev. (Riverside County Hosp. Proj.)
Series A, 6% 6/1/03                               A3  2,000,000  2,090,000
MUNICIPAL BONDS - CONTINUED
                                      MOODY'S RATINGS PRINCIPAL VALUE
                                      (UNAUDITED) (B) AMOUNT    (NOTE 1)
CALIFORNIA - CONTINUED
Rosemead Redev. Agcy. (Sub. Lien Tax Allocation
Proj. Area 1) 0% 10/1/98
(Escrowed to Maturity) (d)                       A- $ 1,120,000 $ 1,050,000
Roseville Joint Unified High School Dist.
Series B, 0% 8/1/00 (FGIC Insured)              Aaa  1,060,000  912,925
Sacramento City Fing. Auth. (Gas Tax Rev.)
Series A, 6.75% 12/1/08 (AMBAC Insured)         Aaa  1,475,000  1,699,938
Sacramento Cogeneration Auth. Cogeneration
Proj. Rev. (Proctor & Gamble Proj.)
7% 7/1/05                                      BBB-  1,500,000  1,661,250
San Bernadino County Ctfs. of Prtn. Rfdg.
(Med. Ctr. Fing. Proj.) 5.25% 8/1/04           Baa1  915,000  917,288
San Diego County Regional Trans. Commission
Sales Tax Rev. Second Series A, 6.25%
4/1/03 (FGIC Insured)                           Aaa  1,000,000  1,091,250
San Francisco Bldg. Auth. Lease Rev. Dept.
Gen. Svcs. Lease Series A, 5% 10/1/05             A  400,000  403,500
San Francisco City & County Gen. Oblig.
Series 95 A & B, 6.50% 6/15/03
(FGIC Insured)                                  Aaa  680,000  748,850
San Francisco City & County Pub. Utils. Wtr.
Rev. Crossover Rfdg. Series A,
6.50% 11/1/09                                    Aa  1,000,000  1,095,000
San Francisco Port Comm. Rev. Rfdg.
5.50% 7/1/04                                      A  1,000,000  1,025,000
San Joaquin County Ctfs. of Prtn.
(General Hosp. Proj.):
  5.70% 9/1/01                                    A  250,000  255,938
  5.80% 9/1/02                                    A  350,000  360,063
Santa Barbara Ctfs. of Prtn. Rfdg.
5.10% 3/1/03                                     A1  1,000,000  1,001,250
Santa Barbara Redev. Agcy. Tax Allocation 6%
3/1/05 (AMBAC Insured)                          Aaa  500,000  542,500
Santa Margarita/Dana Point Auth. Rev. Rfdg.
(Impt. Dists 1-2-2A & 8) Series A,
7.25% 8/1/06 (MBIA Insured)                     Aaa  1,500,000  1,773,750
Sequoia Hosp. Dist. Rev. Rfdg. (d):
 4.90% 8/15/02 (Escrowed to Maturity)           Baa  1,225,000  1,251,031
 5% 8/15/03 (Escrowed to Maturity)              Baa  1,285,000  1,317,125
Southern California Pub. Pwr. Auth. Pwr. Proj.
Rev. Series 11, 0% 7/1/15
(Pre-Prefunded to 7/1/00 @ 101) (d)             Aaa  300,000  262,500
MUNICIPAL BONDS - CONTINUED
                                      MOODY'S RATINGS PRINCIPAL VALUE
                                      (UNAUDITED) (B) AMOUNT    (NOTE 1)
CALIFORNIA - CONTINUED
West Covina Ctfs. of Prtn. (Queen of the
Valley Hosp.):
 5.90% 8/15/02                                   A2 $ 875,000 $ 913,281
 6% 8/15/03                                      A2  925,000  972,401
 6.125% 8/15/04                                  A2  980,000  1,037,575
TOTAL MUNICIPAL BONDS
(Cost $69,427,797)                                            71,507,656
MUNICIPAL NOTES (A) - 4.7%
CALIFORNIA - 4.7%
California Poll. Cont. Fin. Auth. Poll. Cont.
Rev. Rfdg.
(Pacific Gas & Elec.) Series C,
3.40%, LOC Bank of America NT & SA,
VRDN   A-1+  1,000,000  1,000,000
California Poll. Cont. Fing. Auth. Resource
Recovery Rev., VRDN (c):
  (Burney Forest Prod. Proj.) 3.35%,
  LOC Fleet Nat'l. Bank                         P-1  700,000  700,000
  (Ultra Pwr. Rocklin Proj.) Series 1988 A,
  3.45%, LOC Bank of America NT & SA            P-1  500,000  500,000
Chula Vista Ind. Dev. Rev. Rfdg. (San Diego
Gas & Elec. Co.) Series B, 3.60%, VRDN (c)      P-1  300,000  300,000
Los Angeles Gen. Oblig. TRAN Series 1996-1997,
4.50% 6/30/97                                 MIG 1  1,000,000  1,002,950
TOTAL MUNICIPAL NOTES
(Cost $3,502,950)                                               3,502,950
TOTAL INVESTMENTS - 100%
(Cost $72,930,747)                                              $75,010,606
FUTURES CONTRACTS
                                    EXPIRATION UNDERLYING FACE UNREALIZED
                                    DATE       AMOUNT AT VALUE GAIN/(LOSS)
PURCHASED
4 Municipal Bond Contracts          June 1997   $ 456,875       $ (1,161)

THE FACE VALUE OF FUTURES PURCHASED AS A PERCENTAGE OF TOTAL INVESTMENT IN SECURITIES - 0.6%
SECURITY TYPE ABBREVIATIONS
TRAN - Tax Revenue Anticipation Notes
VRDN - Variable Rate Demand Notes
LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
(b) Standard & Poor's credit ratings are used in the absence of a rating by Moody's Investors Service, Inc.
(c) Private activity obligations whose interest is subject to the federal alternative minimum tax for individuals.
(d) Security collateralized by an amount sufficient to pay interest and principal.
(e) A portion of the Security was pledged to cover margin requirements for futures contracts. At the period end, the value of securities pledged amounted to $1,082,500.
(f) Security purchased on a delayed delivery basis (see Note 2 of Notes to Financial Statements).
OTHER INFORMATION
The composition of long-term debt holdings as a percentage of total value of investment in securities, is as follows (ratings are unaudited):
 MOODY'S RATINGS S&P RATINGS
Aaa, Aa, A 76.7% AAA, AA, A 81.9%
Baa         9.2% BBB        10.5%
Ba          0.0% BB          0.0%
B           0.0% B           0.0%
Caa         0.0% CCC         0.0%
Ca, C       0.0% CC, C       0.0%
                 D           0.0%
The percentage not rated by both S&P and Moody's amounted to 0.0%.
The distribution of municipal securities by revenue source, as a percentage of total value of investment in securities, is as follows:
General Obligation                  28.7%
Special Tax                         15.8
Water and Sewer                     13.2
Escrowed/Pre-Refunded                8.5
Health Care                          7.5
Transportation                       6.8
Electric Revenue                     6.7
Lease Revenue                        6.7
Others (individually less than 5%)   6.1
TOTAL                              100.0%
INCOME TAX INFORMATION
At February 28, 1997, the aggregate cost of investment securities for income tax purposes was $72,930,747. Net unrealized appre-ciation aggregated $2,079,859, of which $2,147,023 related to appreciated investment securities and $67,164 related to depreciated investment securities.
At February 28, 1997, the fund had a capital loss carryforward of approximately $531,000 which will expire on February 28, 2003.
SPARTAN CALIFORNIA INTERMEDIATE MUNICIPAL INCOME FUND

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 FEBRUARY 28, 1997

ASSETS

Investment in securities, at value (cost $72,930,747) -                $ 75,010,606
See accompanying schedule

Interest receivable                                                     977,494

Receivable for daily variation on futures contracts                     125

 TOTAL ASSETS                                                           75,988,225

LIABILITIES

Payable to custodian bank                                   $ 9,901

Payable for investments purchased

 Delayed delivery                                            978,848

Payable for fund shares redeemed                             179,312

Distributions payable                                        52,813

Accrued management fee                                       31,444

Other payables and accrued expenses                          206

 TOTAL LIABILITIES                                                      1,252,524

NET ASSETS                                                             $ 74,735,701

Net Assets consist of:

Paid in capital                                                        $ 73,199,224

Accumulated undistributed net realized gain (loss) on                   (542,221)
investments and foreign currency transactions

Net unrealized appreciation (depreciation) on                           2,078,698
investments

NET ASSETS, for 7,509,522 shares outstanding                           $ 74,735,701

NET ASSET VALUE, offering price and redemption price per                $9.95
share ($74,735,701 (divided by) 7,509,522 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED FEBRUARY 28, 1997

INTEREST INCOME                                                        $ 3,703,561

EXPENSES

Management fee                                             $ 396,854

Non-interested trustees' compensation                       503

 Total expenses before reductions                           397,357

 Expense reductions                                         (14,887)    382,470

NET INVESTMENT INCOME                                                   3,321,091

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                      121,408

 Futures contracts                                          (57,315)    64,093

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                      94,597

 Futures contracts                                          (2,633)     91,964

NET GAIN (LOSS)                                                         156,057

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                        $ 3,477,148
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS

                                                         YEAR ENDED      YEAR ENDED
                                                         FEBRUARY 28,    FEBRUARY 29,
                                                         1997            1996

INCREASE (DECREASE) IN NET ASSETS

Operations                                               $ 3,321,091     $ 2,732,937
Net interest income

 Net realized gain (loss)                                 64,093          479,021

 Change in net unrealized appreciation (depreciation)     91,964          2,234,218

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          3,477,148       5,446,176
FROM OPERATIONS

Distributions to shareholders                             (3,326,818)     (2,732,937)
From net interest income

 From net realized gain                                   (22,353)        -

 TOTAL DISTRIBUTIONS                                      (3,349,171)     (2,732,937)

Share transactions                                        34,326,389      48,603,881
Net proceeds from sales of shares

 Reinvestment of distributions                            2,683,021       2,118,660

 Cost of shares redeemed                                  (34,212,041)    (27,396,571)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          2,797,369       23,325,970
FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                 2,925,346       26,039,209

NET ASSETS

 Beginning of period                                      71,810,355      45,771,146

 End of period (including undistributed net interest     $ 74,735,701    $ 71,810,355
income of $0 and $5,727, respectively)

OTHER INFORMATION
Shares

 Sold                                                     3,498,968       4,982,957

 Issued in reinvestment of distributions                  273,235         217,196

 Redeemed                                                 (3,493,042)     (2,822,894)

 Net increase (decrease)                                  279,161         2,377,259


FINANCIAL HIGHLIGHTS
                                  YEAR ENDED     YEAR ENDED  YEAR ENDED   DECEMBER 30, 1993
                                FEBRUARY 28,    FEBRUARY 29, FEBRUARY     (COMMENCEMENT OF
                                                             28,          OPERATIONS) TO
                                                                          FEBRUARY 28,


                                        1997       1996       1995       1994

SELECTED PER-SHARE DATA

Net asset value, beginning of period    $ 9.930    $ 9.430    $ 9.760    $ 10.000

Income from Investment Operations        .453       .478       .477       .070
Net interest income

 Net realized and unrealized             .024       .499       (.330)     (.240)
 gain (loss)

 Total from investment operations        .477       .977       .147       (.170)

Less Distributions

 From net interest income                (.454)     (.477)     (.477)     (.070)

 From net realized gain                  (.003)     -          -          -

 Total distributions                     (.457)     (.477)     (.477)     (.070)

Net asset value, end of period          $ 9.950    $ 9.930    $ 9.430    $ 9.760

TOTAL RETURN B                           4.96%      10.58%     1.67%      (1.71)%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period               $ 74,736   $ 71,810   $ 45,771   $ 22,713
(000 omitted)

Ratio of expenses to average             .54%       .24% C     .05% C     .00% C
net assets                              C

Ratio of expenses to average net         .53%       .24%       .05%       .00%
assets after expense reductions         D

Ratio of net interest income to          4.60%      4.93%      5.16%      4.66% A
average net assets

Portfolio turnover rate                  22%        35%        55%        0%


C ANNUALIZED
C TOTAL RETURNS DO NOT INCLUDE THE FORMER ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN (SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS).
C FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER (SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS).
C FMR OR THE FUND HAS ENTERED INTO VARYING ARRANGEMENTS WITH THIRD PARTIES WHO EITHER PAID OR REDUCED A PORTION OF THE FUND'S EXPENSES (SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS).
SPARTAN CALIFORNIA MUNICIPAL MONEY MARKET FUND

PERFORMANCE: THE BOTTOM LINE


To measure a money market fund's performance, you can look at either total return or yield. Total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and the effect of the fund's $5 account closeout fee on an average size account. Yield measures the income paid by a fund. Since a money market fund tries to maintain a $1 share price, yield is an important measure of performance. If Fidelity had not reimbursed certain fund expenses, the total returns would have been lower.
CUMULATIVE TOTAL RETURNS

PERIODS ENDED FEBRUARY 28, 1997                   PAST 1   PAST 5   LIFE OF
                                                  YEAR     YEARS    FUND

Spartan California Municipal Money Market         3.18%    15.99%   29.98%

California Tax-Free                               2.87%    13.70%   25.70%
 Money Market Funds Average

CUMULATIVE TOTAL RETURNS show the fund's performance over a set period - in this case, one year, five years or since the fund started on November 27, 1989. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. To measure how the fund's performance stacked up against its peers, you can compare it to the California tax-free money market funds average, which reflects the performance of 46 California tax-free money market funds with similar objectives tracked by IBC Financial Data, Inc. over the past one year. (The periods covered by the IBC Financial Data, Inc. numbers are the closest match to those covered by the fund.)
AVERAGE ANNUAL TOTAL RETURNS

PERIODS ENDED FEBRUARY 28, 1997                   PAST 1   PAST 5   LIFE OF
                                                  YEAR     YEARS    FUND

Spartan California Municipal Money Market         3.18%    3.01%    3.68%

California Tax-Free                               2.87%    2.60%    3.20%
 Money Market Funds Average

AVERAGE ANNUAL TOTAL RETURNS take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year.
YIELDS
                              3/3/97  12/2/96  9/2/96  6/3/96  2/26/96

Spartan California             3.08%   3.22%   3.22%   3.31%   3.06%
 Municipal Money Market



If Fidelity had not reimburs   2.93%   3.07%   3.07%   3.16%   2.91%
ed
 certain fund expenses



California Tax-Free Money      2.74%   2.95%   2.84%   2.95%   2.76%
 Market Funds Average



Spartan California             5.31%   5.55%   5.55%   5.70%   5.27%
 Municipal Money Market -
 Tax-equivalent



If Fidelity had not reimburs   5.05%   5.29%   5.29%   5.44%   5.01%
ed
 certain fund expenses





YIELD refers to the income paid by the fund over a given period. Yields for money market funds are usually for seven-day periods, expressed as annual percentage rates. A yield that assumes income earned is reinvested or compounded is called an effective yield. The chart above shows the fund's current seven-day yield at quarterly intervals over the past year. If the advisor had not reimbursed certain fund expenses during the periods shown, the yields would have been lower. You can compare these yields to the California tax-free money market funds average as tracked by IBC Financial Data, Inc. Or you can look at the fund's tax-equivalent yield, which is based on a combined effective 1997 federal and state income tax rate of 41.95%. A portion of the funds income may be subject to the alternative minimum tax.
A MONEY MARKET FUND'S TOTAL RETURNS AND YIELDS WILL VARY, AND REFLECT PAST RESULTS RATHER THAN PREDICT FUTURE PERFORMANCE.

COMPARING
PERFORMANCE
Yields on tax-free investments
are usually lower than yields on
taxable investments.
However, a straight
comparison between the two
may be misleading because it
ignores the way taxes reduce
taxable returns. Tax-equivalent
yield - the yield you'd have to
earn on a similar taxable
investment to match the
tax-free yield - makes the
comparison more meaningful.
Keep in mind that the U.S.
Government neither insures
nor guarantees a money
market fund. In fact, there is no
assurance that a money
market fund will maintain a $1
share price.
(checkmark)
SPARTAN CALIFORNIA MUNICIPAL MONEY MARKET FUND

FUND TALK: THE MANAGER'S OVERVIEW


NOTE TO SHAREHOLDERS: Diane McLaughlin became Portfolio Manager of Spartan California Municipal Money Market Fund on August 1, 1996.

(Portfolio Manager:  Diane McLaughlin photograph)


Q. DIANE, WHAT WAS THE INVESTMENT ENVIRONMENT LIKE OVER THE PAST YEAR?
A. Just prior to the beginning of the period in March 1996, market sentiment had shifted from a fear of recession to a fear that the economy might be expanding too rapidly. Accordingly, investors began expecting the Federal Reserve Board to increase the rate banks charge each other for overnight loans - the fed funds target rate - to head off possible inflation. As it turned out, the Fed held steady for over a year, keeping the fed funds target rate at 5.25% since February of last year. While the economy ended 1996 on a fairly strong note, economic data released in January suggested that the economy was proceeding at a more moderate pace. More importantly, inflation pressures didn't materialize, vindicating the Fed's decision to leave policy unchanged. However, the Fed had expressed concern about tightness in the labor market and the potential upward pressure low unemployment might exert on the economy's core inflation. Further, the Fed has indicated a bias toward raising interest rates to keep inflation at bay. By February, the market had grown complacent with the Fed's steady policy, but during the final days of the month, Fed Chairman Alan Greenspan's semiannual testimony before Congress caused a shift in market sentiment. Mentioning the possibility of raising rates before price pressure flows through to the consumer - a pre-emptive tightening - his comments reinforced the increased probability of a near-term increase in the fed funds target rate, causing an increase in rates in the short end of the taxable market.
Q. WHAT KIND OF STRATEGY DID YOU PURSUE WITH THE FUND OVER THE PAST SIX
MONTHS?
A. In anticipation of higher rates, my investment focus remained on the short end of the yield curve. My purchases were concentrated in variable rate instruments and three-month commercial paper. This conservative strategy resulted in the fund's maturity declining considerably from the mid 60-day range to 40 days at the end of the period. I have been able to take advantage of technicals - supply and demand trends - unique to the municipal short-term market. In periods of little demand, municipal money market rates rise relative to taxable securities with comparable maturities. I have tried to anticipate these periods to position the fund to buy at higher yields. The fund has selectively purchased attractive longer-term securities during these times. In addition, although the fed funds target rate has held steady, short-term rates have been volatile. Yields have risen as the market has digested strong economic data and fallen as indicators reflect mild inflation. This volatility has provided trading opportunities for the fund.
Q. HOW DID THE FUND PERFORM?
A. The fund's seven-day yield on February 28, 1997, was 3.09%, compared to 3.05% 12 months ago. The latest yield was the equivalent of a 5.32% taxable rate of return for California investors in the 41.95% combined state and federal income tax bracket. Through February 28, 1997, the fund's 12-month total return was 3.18%, compared to 2.87% for the California tax-free money market funds average, according to IBC Financial Data, Inc.
Q. WHAT'S YOUR OUTLOOK?
A. There is a risk that the economy's moderate strength may become more robust, causing inflation pressures to build and possibly leading to an upward trend in interest rates. Furthermore, seasonal outflows caused by individual tax payments on April 15 are expected to cause yields to rise on short-term municipal money market instruments. That being said, the fund's average maturity should trend downward since there is virtually no new issuance scheduled over the next few months. I'll continue to look for trading opportunities, but intend to try to keep the fund's average maturity close to 40 days, which will enable me to extend the fund's average maturity if rates do increase.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

FUND FACTS
GOAL: high current tax-free
income for California residents
while maintaining a stable
$1.00 share price
FUND NUMBER: 457
TRADING SYMBOL: FSPXX
START DATE: November 27, 1989
SIZE: as of February 28,
1997, more than $1.3 billion
MANAGER: Diane McLaughlin,
since August 1996; manager,
various Fidelity and Spartan
municipal money market
funds; joined Fidelity in 1992
(checkmark)


SPARTAN CALIFORNIA MUNICIPAL MONEY MARKET FUND

INVESTMENT CHANGES


MATURITY DIVERSIFICATION
DAYS        % OF FUND ASSETS   % OF FUND ASSETS   % OF FUND ASSETS
            2/28/97            8/31/96            2/29/96

0 - 30       71                 72                 69

31 - 90      5                  10                 7

91 - 180     21                 2                  17

181 - 397    3                  16                 7

WEIGHTED AVERAGE MATURITY
                               2/28/97   8/31/96   2/29/96

Spartan California Municipal   40 days   63 days   49 days
 Money Market

California Tax-free            40 days   52 days   42 days
 Money Market Funds
 Average *

ASSET ALLOCATION (% OF FUND'S INVESTMENTS)
AS OF FEBRUARY 28, 1997 AS OF AUGUST 31, 1996

Row: 1, Col: 1, Value: 63.0
Row: 1, Col: 2, Value: 12.0
Row: 1, Col: 3, Value: 2.0
Row: 1, Col: 4, Value: 23.0
Row: 1, Col: 5, Value: 0.0
Row: 1, Col: 1, Value: 69.0
Row: 1, Col: 2, Value: 9.0
Row: 1, Col: 3, Value: 3.0
Row: 1, Col: 4, Value: 17.0
Row: 1, Col: 5, Value: 2.0
Variable rate
demand notes
(VRDNs) 64%
Commercial
paper 12%
Tender bonds 1%
Municipal
notes 23%
Other 0%
Variable rate
demand notes
(VRDNs) 70%
Commercial
paper 9%
Tender bonds 2%
Municipal
notes 18%
Other 1%
* SOURCE: IBC'S MONEY FUND REPORT (registered trademark)
SPARTAN CALIFORNIA MUNICIPAL MONEY MARKET FUND

INVESTMENTS FEBRUARY, 1997
Showing Percentage of Total Value of Investments in Securities

MUNICIPAL SECURITIES (A) - 100%
                                                  PRINCIPAL    VALUE
                                                  AMOUNT       (NOTE 1)
CALIFORNIA - 100.0%
Alameda County Ind. Dev. Auth. Ind. Rev.
(Edward L. Shimmon, Inc. Proj.) Series 1996 A,
3.30%, LOC Banque Nationale De Paris, VRDN (b)     $ 3,600,000 $ 3,600,000
Alameda County TRAN 4.50% 6/30/97                   3,800,000  3,806,663
Anaheim Hsg. Auth. Multi-Family Hsg. Rev., VRDN
(b):
 (Bel Age Apts. Proj.) 3.30% (FNMA Guaranteed)    5,100,000  5,100,000
 (Parka Vista Apts) Series 1993 A, 3.30%,
 LOC Citibank, N.A.                               9,800,000  9,800,000
 (Sage Park Proj.) Series A, 3.30%,
 LOC Bank of America NT & SA                      3,900,000  3,900,000
Azusa Multi-Family Hsg. Rev. (Pacific Glen Apt.
Proj.) Series 1994, 3.50% (Continental Casualty
Co.) VRDN                                         3,300,000  3,300,000
Barstow Multi-Family Hsg. Rev. (Rimrock Village
Apt. Proj.) Series 1996, 3.30%, LOC Federal Home
Loan Bank, VRDN (b)                               3,000,000  3,000,000
Berkeley TRAN 4.50% 8/13/97                       5,200,000  5,213,554
Butte County Office of Ed. TRAN 4.50% 8/20/97     8,100,000  8,120,916
California Dept. of Wtr. Resources Participating
VRDN (c):
 Series PA-131, 3.25%
 (Liquidity Facility Merrill Lynch & Co., Inc.)   2,000,000  2,000,000
 Series PA-133, 3.25%
 (Liquidity Facility Merrill Lynch & Co., Inc.)   1,000,000  1,000,000
California Econ. Dev. Fin. Auth. Ind. Dev. Rev.
(Volk Enterprises)
Series 1996, 3.20%, LOC Harris Trust & Savings,
Chicago, VRDN                                     3,500,000  3,500,000
California Econ. Dev. Fing. Auth. Rev.
(Joseph Schmidt Proj.) Series A, 3.30%,
LOC Banque Nationale de Paris, VRDN (b)           2,000,000  2,000,000
California Gen. Oblig.:
 CP:
  3.35% 3/10/97                                   5,700,000  5,700,000
  3.45% 3/11/97                                   5,000,000  5,000,000
  3.40% 3/12/97                                   6,200,000  6,200,000
  3.40% 4/9/97                                    10,900,000  10,900,000
  3.45% 4/10/97                                   6,600,000  6,600,000
 Participating VRDN (c):
  Series 1996 L, 3.40% (FGIC Insured)
  (Liquidity Facility Caisse des Depots et
Consignations)                                    16,210,000  16,210,000
  Series PA-130, 3.35%
  (Liquidity Facility Merrill Lynch & Co., Inc.)  1,000,000  1,000,000
  Series SG-84, 3.35%
  (Liquidity Facility Society Generale, France)   3,900,000  3,900,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL    VALUE
                                                  AMOUNT       (NOTE 1)
CALIFORNIA - CONTINUED
California Gen. Oblig.: - continued
 Participating VRDN (c): - continued
  Series SG-85, 3.35%
  (Liquidity Facility Society Generale, France)   $ 6,800,000 $ 6,800,000
 RAN:
  Series 1996-97, 4.50% 6/30/97                   48,635,000  48,742,766
  Series B, 3.504% 6/30/97                        15,000,000  15,000,000
California Hsg. Fin. Agcy. Mtg. Rev. Bonds
Series 1996-J, 4%, tender 7/24/97 (FGIC Insured)  2,000,000  2,000,000
California Hsg. Fin. Agcy. Participating VRDN (c):
 Series 1994 H, 3.45% (AMBAC Insured) (Liquidity
Facility Citibank, N.A.) (b)                      6,900,000  6,900,000
 Series 1994-1, 3.45%
 (Liquidity Facility State Street Bank & Trust
Co.,   Boston) (b)                                13,888,521  13,888,521
 Series 1996 C-1, 3.40% (Liquidity Facility Bank
 of America NT & SA) (b)                          1,925,000  1,925,000
 Series 1996 C-2, 3.40%
 (Liquidity Facility Bank of America NT & SA) (b) 4,075,000  4,075,000
 Series PA-90, 3.45%
 (Liquidity Facility Merrill Lynch & Co.,
Inc.)(b)                                          5,890,000  5,890,000
 Series PT-14, 3.25%
 (Liquidity Facility Commerzbank, Germany)        9,220,000  9,220,000
 Series PT-40A, 3.45%
 (Liquidity Facility Commerzbank, Germany) (b)    1,300,000  1,300,000
 Series PT-40B, 3.45%
 (Liquidity Facility Bayerische Hypotheken-und
Weschel) (b)                                      14,150,000  14,150,000
 Series PT-40C, 3.25%
 (Liquidity Facility Banque Nationale de Paris)   3,370,000  3,370,000
 Series PT-40D, 3.45%
 (Liquidity Facility Banque Nationale de
Paris) (b)                                        12,280,000  12,280,000
 Series PT-56, 3.45%
 (Liquidity Facility Credit Suisse First
Boston) (b)                                       1,580,000  1,580,000
 Series PT-68, 3.45%
 (Liquidity Facility Credit Suisse First
Boston) (b)                                       3,980,000  3,980,000
 Series 96C0502, 3.35%
 (AMBAC Insured) (Liquidity Facility Citibank,
N.A.)                                             7,500,000  7,500,000
California Poll. Cont. Fing. Auth. Resource
Recovery Rev., VRDN (b):
  (Burney Forest Prod. Proj.) 3.35%,
  LOC Fleet Nat'l. Bank                           1,200,000  1,200,000
  (Delano Proj.) Series 1990, 3.45%, LOC
Algemene Bank                                     2,500,000  2,500,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL    VALUE
                                                  AMOUNT       (NOTE 1)
CALIFORNIA - CONTINUED
California Poll. Cont. Fing. Auth. Resource
Recovery Rev.,
VRDN (b): - continued
  (Pacific Gas & Elec. Co.):
   Series 1996 A, 3.30%, LOC Swiss Bank Corp.     $ 38,100,000 $ 38,100,000
   Series 1996 C, 3.40%, LOC Bank of America
NT & SA                                           9,200,000  9,200,000
   Series 1996 F, 3.35%, LOC Banque Nationale
de Paris                                          1,200,000  1,200,000
   Series 1996 G, 3.45%                           5,800,000  5,800,000
  (Southern California Edison Proj.):
   Series 1986 A, 3.45%                           600,000  600,000
   Series 1986 C, 3.45%                           700,000  700,000
   Series 1986 D, 3.45%                           3,900,000  3,900,000
California Poll. Cont. Fin. Auth. Rev.:
 Bonds:
  (Chevron USA, Inc. Proj.) Series 1983,
  3.90%, tender 11/15/97                          1,400,000  1,401,927
  (Pacific Gas & Elec. Co.):
   Series 1996 E, 3.40%, tender 3/20/97,
   LOC Morgan Guaranty Trust, NY                  5,400,000  5,400,000
   Series 1996 D, 3.40%, tender 3/25/97,
   LOC Union Bank of Switzerland                  2,000,000  2,000,000
   Series 1996 E:
     3.55%, tender 3/7/97,
    LOC Morgan Guaranty Trust, NY                 4,400,000  4,400,000
     3.45%, tender 3/10/97,
    LOC Morgan Guaranty Trust, NY                 3,200,000  3,200,000
     3.40%, tender 3/17/97,
    LOC Morgan Guaranty Trust, NY                 4,500,000  4,500,000
     3.45%, tender 4/8/97,
    LOC Morgan Guaranty Trust, NY                 2,200,000  2,200,000
     3.40%, tender 4/11/97,
    LOC Morgan Guaranty Trust, NY                 2,000,000  2,000,000
California Poll. Cont. Fin. Auth. Solid Waste
Disp. Rev., VRDN (b):
  (Athens Disp. Co. Proj.) Series 1995, 3.35%,
  LOC Wells Fargo Bank of San Francisco           7,945,000  7,945,000
  (EDCO Disposal) Series 1996 A, 3.35%,
  LOC Wells Fargo Bank, N.A.                      7,500,000  7,500,000
  (Sanifill Inc. Proj.) Series 1995 A, 3.30%,
  LOC California State Teachers Retirement Sys.   1,500,000  1,500,000
  (Shell Oil Co. Martinez Proj.):
   Series 1994 A, 3.40%                           7,200,000  7,200,000
   Series 1994 B, 3.40%                           700,000  700,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL    VALUE
                                                  AMOUNT       (NOTE 1)
CALIFORNIA - CONTINUED
California Poll. Cont. Fin. Auth. Solid Waste
Disp. Rev., VRDN (b): - continued
  (Taormina Ind. Inc. Proj.) Series 1996 A, 3.50%,
  LOC Sanwa Bank Ltd.                             $ 3,100,000 $ 3,100,000
California School Cash Reserves Prog. TRAN
Series 1996 A, 4.75% 7/2/97                       22,400,000  22,469,121
California Statewide Commty. Dev. Auth. Rev.,
VRDN:
 Rfdg. (Irvine Apt. L.P.) Series 1995 A-7,
 3.30% (FNMA Guaranteed) (b)                      3,000,000  3,000,000
 (American River Packaging) 3.30%,
 LOC California State Teachers Retirement Sys.(b) 1,765,000  1,765,000
 (Bro-Co Gen. Prtn. Proj.) Series 1990,
 3.30%, LOC California State Teacher Retirement
Sys. (b)                                          3,880,000  3,880,000
 (Covenant Retirement Commty., Inc.) :
  3.25%, LOC LaSalle Nat'l. Bank                  7,900,000  7,900,000
  Series 1995, 3.25%, LOC LaSalle Nat'l. Bank     4,000,000  4,000,000
 (Datatape, Inc. Proj.) Series 1996 D, 3.40%,
 LOC Corestates Bank, N.A. (b)                    1,700,000  1,700,000
 (Duke Inc. Project) Series 1996 E, 3.40%,
 LOC Wells Fargo Bank, N.A. (b)                   1,500,000  1,500,000
 (Fibrebond West, Inc. Proj.) Series 1996 N,
3.30%, LOC California State Teachers Retirement
Sys. (b)                                          4,000,000  4,000,000
 (JDI Partners Proj.) 3.30%, LOC California State
 Teachers Retirement Sys. (b)                     1,800,000  1,800,000
 (Jaygee Realty Co.) Series 1992, 3.40%,
 LOC Bank of Tokyo-Mitsubishi, Ltd.               340,000  340,000
 (K.U.M. Ltd. Proj.) Series 1992, 3.40%,
 LOC Bank of Tokyo-Mitsubishi, Ltd. (b)           2,250,000  2,250,000
 (Kennerly-Spratling Proj.) Series 1995 A, 3.30%,
 LOC California State Teachers Retirement Sys.(b) 3,315,000  3,315,000
 (Lance Camper Manufacturer) 3.30%,
 LOC California State Teachers Retirement Sys.(b) 3,835,000  3,835,000
 (Michigan Hanger Ind. Proj.) Series 1992, 3.40%,
 LOC Bank of Tokyo-Mitsubishi, Ltd. (b)           640,000  640,000
 (Propak-Ca. Corp. Proj.) Series 1994 B, 3.30%,
 LOC California State Teachers Retirement Sys.(b) 2,410,000  2,410,000
 (Rapelli of California Proj.) Series 1989, 3.30%,
 LOC California State Teachers Retirement Sys.(b) 2,500,000  2,500,000
 (Ring Can Proj.) Series 1992, 3.40%,
 LOC Bank of Tokyo-Mitsubishi, Ltd. (b)           150,000  150,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL    VALUE
                                                  AMOUNT       (NOTE 1)
CALIFORNIA - CONTINUED
California Statewide Commty. Dev. Auth. Rev.,
VRDN: - continued
 (Rix Ind. Proj.) Series 1996 I, 3.40%,
 LOC Wells Fargo Bank, N.A. (b)                   $ 2,000,000 $ 2,000,000
 (Santa Cruz-Wilson Entities Ltd. Proj.) Series
1993, 3.30%,
 LOC Bank of Tokyo-Mitsubishi, Ltd. (b)           1,500,000  1,500,000
 (Sunclipse, Inc.) (Alhambra Proj.) Series
1989, 3.30%,
 LOC California State Teachers Retirement Sys.(b) 3,200,000  3,200,000
 (Sys. Engineering & Mgmt. Co.) 3.30%,
 LOC California State Teachers Retirement Sys.(b) 1,800,000  1,800,000
California Statewide Commty. Multi-Family Hsg. Dev.
Auth. (Canyon Creek Apts.) Series 1995 C, 3.25%
 (FNMA Guaranteed) VRDN (b)                       1,300,000  1,300,000
Camarillo Multi-Family Hsg. Auth. Rev., VRDN (b):
 (Hacienda de Camarillo Proj.) Series 1996, 3.25%
 (FNMA Guaranteed)                                10,520,000  10,520,000
 (Heritage Park Apts.) Series 1989 A, 3.30%
 (FNMA Guaranteed)                                7,200,000  7,200,000
Chula Vista Ind. Dev. Rev. (b):
 (San Diego Gas & Elec. Co.):
  Bonds:
   Series C:
    3.40%, tender 4/9/97                          5,000,000  5,000,000
    3.50%, tender 6/16/97                         3,000,000  3,000,000
   Series D:
    3.55%, tender 3/7/97                          2,500,000  2,500,000
    3.50%, tender 3/10/97                         4,000,000  4,000,000
   Series E, 3.55%, tender 3/11/97                2,500,000  2,500,000
  Series B, 3.35%, VRDN                           9,800,000  9,800,000
Concord Multi-Family Hsg. Rev. (Hill Apt. Proj.)
3.30%, LOC Citibank N.A., VRDN (b)                8,400,000  8,400,000
Contra Costa County Wtr. Dist. Participating
VRDN, Series SG-24, 3.20%
(Liquidity Facility Societe Generale, France) (c) 4,425,000  4,425,000
Covina Redev. Agcy. Multi-Family Hsg. Rev.
(Shadowhills Apt. Proj.) Series 1994 A, 3.50%
(Continental Casualty Co. Guaranteed) VRDN        500,000  500,000
East Bay Muni. Util. Dist. Sys. Rev. Series 1988,
3.30% 4/11/97 (Liquidity Facility Westdeutsche
Landesbank) CP                                    2,900,000  2,900,000
Emeryville Redev. Agcy. Multi-Family Hsg.
(Emerybay Apts. II)
3.30%, LOC Bank of America NT & SA, VRDN (b)      14,000,000  14,000,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL    VALUE
                                                  AMOUNT       (NOTE 1)
CALIFORNIA - CONTINUED
Escondido Commty. Dev. Commission Rev.
(Escondido Promenade Proj.) 3.30%,
LOC Bank of America NT & SA, VRDN (b)             $ 1,000,000 $ 1,000,000
Fairfield Ind. Dev. Auth., 3.35%,
LOC Wells Fargo Bank, N.A., VRDN (b)              1,800,000  1,800,000
Fremont Multi-Family Hsg. Rev. (Treetops Apts.)
Series 1996 A, 3.25% (FNMA Guaranteed) VRDN (b)   6,000,000  6,000,000
Fremont TRAN Series 1996, 4.50% 7/1/97            6,500,000  6,511,481
Fremont Unified School Dist. TRAN Series 1996,
4.625% 7/1/97                                     6,100,000  6,113,404
Fresno County TRAN 4.75% 9/29/97                  6,700,000  6,742,015
Fresno TRAN 4.50% 6/30/97                         2,600,000  2,604,975
Garden Grove Hsg. Auth. Multi-Family Hsg. Rev.
(Valley View Sr. Villas Proj.) Series 1990 A,
3.35%, LOC Wells Fargo Bank, N.A., VRDN (b)       6,200,000  6,200,000
Huntington Park Multi-Family Rev. (Casa Rita
Apts.) Series 1994 A, 3.30%,
LOC Wells Fargo Bank, N.A., VRDN (b)              5,700,000  5,700,000
Kern County TRAN 4.50% 10/2/97                    12,900,000  12,957,103
Lassen Muni. Util. Dist. Rev. Rfdg. Series 1996
A, 3.40% (FSA Insured) (Liquidity Facility
Credit Local De France) VRDN (b)                  6,510,000  6,510,000
Laverne Ind. Dev. Auth. Rev. (Paper-Pak Products
Inc. Proj.) 3.40%, LOC First Union Nat'l. Bank
of North Carolina, VRDN (b)                       6,515,000  6,515,000
Livermore Ctfs. of Prtn. (Reverse Osmosis Proj.)
3.25%, LOC Nat'l. Westminster Bank PLC, VRDN      300,000  300,000
Livermore Multi-Family Mtg. Rev. (Portola Meadows
Apts.) Series 1989 A, 3.30%, LOC Bank of
America NT & SA, VRDN (b)                         10,400,000  10,400,000
Long Beach Harbor Rev., Series A, CP (b):
 3.30% 3/11/97                                    2,000,000  2,000,000
 3.45% 3/11/97                                    4,800,000  4,800,000
Long Beach Participating VRDN, Series SG-73,
3.35% (Liquidity Facility Societe Generale,
France) (b)(c)                                    5,880,000  5,880,000
Los Angeles Commty. College Dist. TRAN Series
1996-97, 4.50% 7/1/97                             2,200,000  2,203,530
Los Angeles Commty. Redev. Agcy. Multi-Family
Hsg. Rev. (Academy Village Apts. Proj.) Series
1989 A, 3.30%, LOC Swiss Bank Corp., VRDN (b)     5,000,000  5,000,000
Los Angeles Convention & Exhibit Ctr. Auth.
Participating VRDN, Series PA-1006, 3.25%
(MBIA Insured)  (Liquidity Facility Merrill Lynch
& Co., Inc.) (c)                                  9,420,000  9,420,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL    VALUE
                                                  AMOUNT       (NOTE 1)
CALIFORNIA - CONTINUED
Los Angeles County Hsg. Auth. Multi-Family Hsg.
Rev. (Park Sierra Apt. Proj.) 3.30%,
LOC Citibank, N.A., VRDN (b)                     $ 39,200,000 $ 39,200,000
Los Angeles County Ind. Dev. Auth. (Caitac & Jae
Proj.), 3.40%, LOC Bank of Tokyo-Mitsubishi,
Ltd., VRDN (b)                                   2,670,000  2,670,000
Los Angeles County Multi-Family Hsg. Rev., VRDN:
 (Malibu Meadows Proj.) Series 1991 A, 3.35%,
 LOC Sumitomo Bank Ltd.                          12,700,000  12,700,000
 (Malibu Meadows II Proj.) Series 1991 B, 3.35%,
 LOC Sumitomo Bank Ltd.                          3,200,000  3,200,000
 (Meadowridge Apt. Proj.) Series 1994 B, 3.50%
 (Continental Casualty Co. Guaranteed)           4,000,000  4,000,000
Los Angeles County Metropolitan Trans. Auth.
Participating VRDN (c):
  Series SG-2, 3.30%
  (Liquidity Facility Societe Generale, France)  10,200,000  10,200,000
  Series SG-3, 3.30%
  (Liquidity Facility Societe Generale, France)  10,070,000  10,070,000
  Series SG-54, 3.25% (AMBAC Insured)
  (Liquidity Facility Societe Generale, France)  1,525,000  1,525,000
  Series SG-55, 3.25% (MBIA Insured)
  (Liquidity Facility Societe Generale, France)  10,000,000  10,000,000
Los Angeles County TRAN Series 1996-97, 4.50%
6/30/97                                          28,690,000  28,755,157
Los Angeles Dept. of Wtr. & Pwr. Elec. Plant
Short Term Rev., CP:
 3 50% 3/13/97                                   11,200,000  11,200,000
 3.45% 3/27/97                                   4,500,000  4,500,000
 3.40% 5/8/97                                    1,400,000  1,400,000
 3.40% 6/12/97                                   4,500,000  4,500,000
Los Angeles Harbor Dept. Participating
VRDN (b) (c):
 Series SG-59, 3.35% (MBIA Insured)
 (Liquidity Facility Societe Generale, France)   8,950,000  8,950,000
 Series 1996 B, 3.45% (BPA Bank of New York, NY) 19,800,000  19,800,000
Los Angeles Multi-Family Hsg. Rev. (Beverly Park
Apts.) Series 1988 A, 3.25%, LOC Chase Manhattan
Bank,  VRDN (b)                                  3,000,000  3,000,000
Los Angeles Ontario Int'l. Arpt. Participating
VRDN, Series SG-61, 3.35%
(Liquidity Facility Societe Generale, France)(c) 2,600,000  2,600,000
Los Angeles TRAN Series 1996, 4.50% 6/19/97      32,000,000  32,054,643
Los Angeles Unified School Dist. TRAN:
 Series 1996-97 A, 4.50% 6/30/97                 8,900,000  8,918,622
 Series 1996-97 B, 4.50% 9/30/97                 3,500,000  3,516,934
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL    VALUE
                                                  AMOUNT       (NOTE 1)
CALIFORNIA - CONTINUED
Los Angeles Wastewtr. Participating VRDN,
Series SG-26, 3.20%
(Liquidity Facility Societe Generale, France) (c) $ 15,970,000 $ 15,970,000
Los Angeles Wastewtr. Sys. Rev., CP:
 3.45% 3/26/97, LOC Union Bank of Switzerland/
Morgan   Guaranty Trust, NY                       5,000,000  5,000,000
 3.40% 4/8/97, LOC Union Bank of Switzerland/
 Morgan Guaranty Trust, NY                        6,400,000  6,400,000
Los Angeles Wtr. Elec. Pwr. Plant Participating
VRDN (c):
 Series PA-121, 3.25%
 (Liquidity Facility Merrill Lynch & Co., Inc.)   2,000,000  2,000,000
 Series PA-141, 3.25%
 (Liquidity Facility Merrill Lynch & Co., Inc.)   1,000,000  1,000,000
Monterey Ind. Dev. Auth. Rev. (Slautterback Corp.
Proj.) Series 1996 A, 3.30%, LOC Bayerische
Vereinsbank, VRDN (b)                             2,000,000  2,000,000
Moreno Valley Unified School Dist. TRAN 4.50%
6/30/97                                           4,000,000  4,006,369
Newark Ind. Dev. Auth. Rev. (Gas Tech Proj.)
Series 1989 A, 3.30%, LOC Union Bank of
Switzerland, VRDN (b)                             3,000,000  3,000,000
North County Schools Fing. Auth. TRAN 4.75%
7/1/97                                            2,700,000  2,705,194
Oakland TRAN Series 1996, 4.75% 6/30/97           3,800,000  3,810,548
Oakland Unified School Dist. TRAN (Alameda County)
Series 1996-97, 4.25% 10/14/97                    4,600,000  4,614,350
Oceanside Multi-Family Rev. (Lakeridge Apt. Proj.)
Series 1994, 3.50% (Continental Casualty Co.
Guaranteed) VRDN                                  6,000,000  6,000,000
Ontario Ind. Dev. Auth. Rev. (Safari Land Proj.)
Series 1989, 3.30%, LOC Bank of America, VRDN (b) 3,400,000  3,400,000
Orange County Apt. Dev. Rev. Participating
VRDN (c):
 Series JT 1996 A, 3.45%, LOC Citibank, N.A. (b)  10,900,000  10,900,000
 Series JT 1996 B, 3.35%, LOC Citibank, N.A.      12,700,000  12,700,000
Orange County Apt. Dev. Rev., VRDN:
 Rfdg. (Harbor Pointe Apts.) Series 1992 D, 3.25%,
 LOC Citibank, N.A.                               2,600,000  2,600,000
 Rfdg. (Trabuco Woods Apts.) Series 1993 B, 3.30%,
 LOC Wells Fargo Bank, N.A.                       2,670,000  2,670,000
 (Alicia Viego Proj.) Series 1986 A, 3.45%,
 LOC Bank of Tokyo-Mitsubishi, Ltd. (b)           3,460,000  3,460,000
 (Foothill Oaks Apts. Proj.) Series 1989 B,
 3.50%, LOC Bank of America NT & SA (b)           12,400,000  12,400,000
 (Frost Contruction Proj.) Series 1985 B, 3.30%,
 LOC Wells Fargo Bank, N.A.                       2,000,000  2,000,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL    VALUE
                                                  AMOUNT       (NOTE 1)
CALIFORNIA - CONTINUED
Orange County Apt. Dev. Rev., VRDN: - continued
 (Hidden Hills) Series 1985 U-C, 3.30%,
 LOC Chase Manhattan Bank                         $ 13,700,000 $ 13,700,000
 (Monarch Bay Apt. Proj.) Series 1985 T, 3.30%,
 LOC Bank of Tokyo-Mitsubishi, Ltd.               3,800,000  3,800,000
 (Niguel Summit I) Series 1985 A, 3.30%,
 LOC Chase Manhattan Bank                         8,000,000  8,000,000
 (Niguel Summit II) Series 1985 U-B, 3.45%,
 LOC Bank of America NT & SA                      2,200,000  2,200,000
 (Vista Verde Apt. Proj.) Series 1988 A, 3.25%,
 LOC Wells Fargo Bank, N.A. (b)                   12,050,000  12,050,000
 (Wood Canyon Villas) Series 1991 B, 3.25%,
 LOC Bank of America NT & SA (b)                  13,300,000  13,300,000
 (Yorba Linda Assoc.) Series 1985 D, 3.40%,
 LOC Bank of Tokyo-Mitsubishi, Ltd.               1,700,000  1,700,000
Orange County Ctfs. of  Prtn. Series 1990-92 C,
3.40% (FGIC Insured) VRDN                         300,000  300,000
Orange County Hsg. Auth. Apt. Dev. Rev., VRDN:
 (Costa Mesa Partners) Series 1985-BB, 3.30%,
 LOC Chase Manhattan Bank                         5,000,000  5,000,000
 (Lantern Pines Proj.-Frost Group) 3.30%,
 LOC Bank of Tokyo-Mitsubishi, Ltd.               4,400,000  4,400,000
Paramount Unified School Dist. TRAN Series 1996,
4.50% 6/30/97                                     6,400,000  6,410,191
Pleasant Hill Redev. Agcy. Multi-Family Hsg. Rev.
(Chateau III Proj.) Series 1996 A, 3.40%,
LOC Commerzbank, Germany, VRDN (b)                1,460,000  1,460,000
Rancho Muni. Wtr. Dist. Fin. Auth. Rfdg.
Participating VRDN, 3.25%
(Liquidity Facility Societe Generale, France) (c) 8,750,000  8,750,000
Riverside County Hsg. Auth. Multi-Family Hsg. Mtg.
Rev. (Mt. View Apts.) Series 1995, 3.30%,
LOC Federal Home Loan Bank of San Francisco, VRDN 1,550,000  1,550,000
Riverside County Hsg. Auth. Multi-Family Hsg.
Rev., VRDN:
 (Polk Apt. Proj.) Series 1985 O, 3.40%
 (Household Finance Corp. Guaranteed)             3,690,000  3,690,000
 (Tyler Village Proj.) Series 1986 A, 3.35%,
 LOC Chase Manhattan Bank                         3,900,000  3,900,000
Riverside County School Dist. TRAN Series 1996-76,
4.625% 7/17/97                                    1,300,000  1,302,712
Riverside County TRAN 4.50% 6/30/97               10,050,000  10,075,050
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL    VALUE
                                                  AMOUNT       (NOTE 1)
CALIFORNIA - CONTINUED
Sacramento County Arpt. Sys. Rev. Participating
VRDN (c):
 Series SG-8, 3.30%,
 (Liquidity Facility Societe Generale, France)    $ 8,685,000 $ 8,685,000
 Series SG-33, 3.20%
 (Liquidity Facility Societe Generale, France)    5,810,000  5,810,000
Sacramento Muni. Util. Dist. Rev., Series I, CP:
 3.40% 3/25/97, LOC Bayerische Landesbank
 Girozentrale                                     5,100,000  5,100,000
 3.50% 5/15/97, LOC Bayerische Landesbank
 Girozentrale   3,100,000  3,100,000
San Bernardino County Hsg. (Alta Park Apts.)
3.50%, LOC Sumitomo Bank, Ltd., VRDN              3,100,000  3,100,000
San Bernardino County Ind. Dev. Auth. Rev.,
VRDN (b):
 (McClain Citrus Inc. Proj.) 3.30%,
 LOC California State Teachers Retirement Sys.    2,800,000  2,800,000
 (W & H Voortman, Inc. Proj.) 3.30%,
 LOC California State Teachers Retirement Sys.    2,280,000  2,280,000
San Bernardino County TRAN 4.50% 6/30/97,
LOC Landesbank Hessen-Thuringen/Toronto Dominion
Bank                                              6,300,000  6,318,208
San Diego County Reg'l. Trans. Sales Tax
Participating VRDN, Series BT-185, 3.20%
(Liquidity Facility Bankers Trust Company, NY)(c) 4,920,000  4,920,000
San Diego County Wtr. Auth. Series 1, 3.50%
5/6/97 (Liquidity Facility Bayerische Landesbank
Girozentrale) CP                                  2,000,000  2,000,000
San Diego Hsg. Auth. Multi-Family Hsg. Rev.,
VRDN:
 Rfdg. (Coral Pointe Apt. Proj.) Series 1993
A, 3.50%                                          5,000,000  5,000,000
 (Paseo Point Apt.) Series 1994 A, 3.35%,
 LOC Bank of Tokyo-Mitsubishi, Ltd.               7,950,000  7,950,000
San Diego Ind. Dev. Participating VRDN, Series
1997, 3.35% (Liquidity Facility Bank of New
York, NY) (c)                                     12,000,000  12,000,000
San Diego Ind. Dev. Rev. Bonds:
 (San Diego Gas & Elec.):
  Series 1995 A, 3.40%, tender 5/13/97            4,100,000  4,100,000
  Series 1995 B, 3.45%, tender 4/8/97             1,000,000  1,000,000
San Francisco City & County Parking Auth.
Participating VRDN, Series 1996 A, 3.25%
(Liquidity Facility Bank of America NT & SA) (c)  6,375,000  6,375,000
San Francisco City & County Participating VRDN
(c):
 Series 1996 AA2, 3.35%
 (Liquidity Facility Bank of America NT & SA)     1,740,000  1,740,000
 Series 1996 AA3, 3.35% (FGIC Insured)
 (Liquidity Facility Bank of America NT & SA)     4,210,000  4,210,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL    VALUE
                                                  AMOUNT       (NOTE 1)
CALIFORNIA - CONTINUED
San Francisco City & County Participating
VRDN (c): - continued
 Series 1996 AA4, 3.35% (FGIC Insured)
 (Liquidity Facility Bank of America NT & SA)     $ 4,450,000 $ 4,450,000
San Jose Multi-Family Hsg. Rev.
(Siena at Renaissance Square) Series 1996 A,
3.30%, LOC Bank One Arizona, VRDN (b)             11,000,000  11,000,000
San Jose Multi-Family Mtg. Rev. (Somerset Park
Apts.) Series 1987 A, 3.30%, LOC Bank of America
NT & SA, VRDN (b)                                 3,100,000  3,100,000
San Luis Obispo County Office of Ed. TRAN
Series 1996, 4.50% 10/9/97                        8,800,000  8,836,066
San Luis Obispo County TRAN Series 1996-97,
4.50% 7/8/97                                      4,000,000  4,008,151
Santa Barbara County TRAN Series A, 4.75% 10/1/97 1,750,000  1,760,814
Santa Clara County Multi-Family Hsg. Rev.
(Garden Grove Apts.) 3.15% (FNMA Guaranteed) VRDN 4,400,000  4,400,000
Santa Clara County TRAN Series 1996-97, 4.50%
8/1/97                                            10,000,000  10,022,140
Santa Clara Unified School Dist. TRAN Series
1996, 4.50% 7/2/97                                1,400,000  1,402,720
Simi Valley Multi-Family Hsg. Rev., VRDN (b):
 (Lincoln Wood Ranch Apt.) 3.35%,
 LOC Sumitomo Bank Ltd.                           3,800,000  3,800,000
 (Shadowridge Apts.) Series 1989, 3.30%,
 LOC Citibank, N.A.                               20,200,000  20,200,000
South Coast Local Ed. TRAN Series 1996, 4.75%
6/30/97                                           13,900,000  13,944,920
Southern California Metropolitan Wtr. Dist.:
  CP:
  Series A, 3.30% 4/11/97                         1,800,000  1,800,000
  Series B:
   3.45% 3/11/97
   (Liquidity Facility Westdeutsche Landesbank)   1,000,000  1,000,000
   3.45% 4/8/97
   (Liquidity Facility Westdeutsche Landesbank)   1,000,000  1,000,000
   3.40% 4/10/97
   (Liquidity Facility Westdeutsche Landesbank)   2,500,000  2,500,000
   3.40% 4/11/97
   (Liquidity Facility Westdeutsche Landesbank)   1,000,000  1,000,000
   3.50% 5/12/97
   (Liquidity Facility Westdeutsche Landesbank)   2,000,000  2,000,000
 Participating VRDN (c):
  Series 32-A, 3.40%
  (Liquidity Facility Morgan Guaranty Trust, NY)  2,350,000  2,350,000
  Series 32-B, 3.40%
  (Liquidity Facility Morgan Guaranty Trust, NY)  4,945,000  4,945,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL    VALUE
                                                  AMOUNT       (NOTE 1)
CALIFORNIA - CONTINUED
Southern California Pub. Pwr. Auth.
Participating VRDN (c):
  Series BT-90, 3.20%
  (Liquidity Facility Bankers Trust Company, NY)  $ 5,790,000 $ 5,790,000
  Series SG-35, 3.25%
  (Liquidity Facility Societe Generale, France)   11,765,000  11,765,000
Stanislaus County Office of Ed. TRAN Series 1996,
4.50% 6/30/97                                     3,300,000  3,305,255
Stanislaus County TRAN 4.50% 7/1/97               11,500,000  11,521,045
Torrance Hospital Rev. (Little Co. of Mary Hosp.
- Torrance
Memorial Med. Ctr.) Series 1992, 3.25%,
LOC Chase Manhattan Bank, VRDN                    4,300,000  4,300,000
University of California Rev. Series A, CP:
 3.40% 4/10/97                                    6,500,000  6,500,000
 3.30% 4/11/97                                    2,300,000  2,300,000
 3.50% 5/9/97                                     2,000,000  2,000,000
 3.40% 7/15/97                                    12,500,000  12,500,000
Vista City Ind. Dev. Auth. Rev. (Desalination
Sys., Inc.)
Series 1995, 3.35%, LOC Wells Fargo Bank, N.A.,
VRDN (b)                                          6,390,000  6,390,000
TOTAL INVESTMENTS - 100%                                    $ 1,332,720,065
Total Cost for Income Tax Purposes                          $ 1,332,720,477

SECURITY TYPE ABBREVIATIONS
CP - Commercial Paper
RAN - Revenue Anticipation Notes
TRAN - Tax and Revenue Anticipation Notes
VRDN - Variable Rate Demand Notes
LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
(b) Private activity obligations whose interest is subject to the federal alternative minimum tax for individuals.
(c) Provides evidence of ownership in one or more underlying municipal bonds.
INCOME TAX INFORMATION
At February 28, 1997, the fund had a capital loss carryforward of approximately $591,000 which will expire on February 28, 2003.
SPARTAN CALIFORNIA MUNICIPAL MONEY MARKET FUND

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 FEBRUARY 28, 1997

ASSETS

Investment in securities, at value -                                      $ 1,332,720,065
See accompanying schedule

Cash                                                                       2,206,469

Interest receivable                                                        12,904,149

 TOTAL ASSETS                                                              1,347,830,683

LIABILITIES

Payable for investments purchased                           $ 3,500,000

Distributions payable                                        99,234

Accrued management fee                                       360,348

Other payables and accrued expenses                          12,920

 TOTAL LIABILITIES                                                         3,972,502

NET ASSETS                                                                $ 1,343,858,181

Net Assets consist of:

Paid in capital                                                           $ 1,344,445,808

Accumulated net realized gain (loss) on investments                        (587,627)

NET ASSETS, for 1,344,445,781 shares outstanding                          $ 1,343,858,181

NET ASSET VALUE, offering price and redemption price per                   $1.00
share ($1,343,858,181 (divided by) 1,344,445,781 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED FEBRUARY 28, 1997

INTEREST INCOME                                                        $ 46,770,586

EXPENSES

Management fee                                          $ 6,695,623

Non-interested trustees' compensation                    22,077

 Total expenses before reductions                        6,717,700

 Expense reductions                                      (2,098,298)    4,619,402

NET INTEREST INCOME                                                     42,151,184

NET REALIZED GAIN (LOSS) ON INVESTMENTS                                 9,484

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                   $ 42,160,668


STATEMENT OF CHANGES IN NET ASSETS

                                                           YEAR ENDED         YEAR ENDED
                                                           FEBRUARY 28,       FEBRUARY 29,
                                                           1997               1996

INCREASE (DECREASE) IN NET ASSETS

Operations                                                 $ 42,151,184       $ 44,628,135
Net interest income

 Net realized gain (loss)                                   9,484              163,135

 Increase (decrease) in net unrealized gain from            -                  (375)
accretion
 of discount

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING            42,160,668         44,790,895
FROM OPERATIONS

Distributions to shareholders from net interest income      (42,151,184)       (44,628,135)

Share transactions at net asset value of $1.00 per share    1,487,178,587      1,571,224,348
Proceeds from sales of shares

 Reinvestment of distributions from net interest income     41,201,486         43,274,284

 Cost of shares redeemed                                    (1,491,837,435)    (1,470,606,698)

 NET INCREASE (DECREASE) IN NET ASSETS AND SHARES           36,542,638         143,891,934
RESULTING FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                   36,552,122         144,054,694

NET ASSETS

 Beginning of period                                        1,307,306,059      1,163,251,365

 End of period                                             $ 1,343,858,181    $ 1,307,306,059


FINANCIAL HIGHLIGHTS

                                   YEAR ENDED   YEAR ENDED   YEAR ENDED FEBRUARY 28,   TEN MONTHS
                                   FEBRUARY 28, FEBRUARY 29,                           ENDED
                                                                                       FEBRUARY 28,

                                   1997          1996          1995          1994          1993

SELECTED PER-SHARE DATA

Net asset value, beginning         $ 1.000       $ 1.000       $ 1.000       $ 1.000       $ 1.000
of period

Income from Investment              .031          .035          .030          .024          .022
Operations
Net interest income

Less Distributions

 From net interest income           (.031)        (.035)        (.030)        (.024)        (.022)

Net asset value, end of period     $ 1.000       $ 1.000       $ 1.000       $ 1.000       $ 1.000

TOTAL RETURN  B                     3.18%         3.60%         3.00%         2.45%         2.24%

RATIOS AND SUPPLEMENTAL
DATA

Net assets, end of period          $ 1,343,858   $ 1,307,306   $ 1,163,251   $ 1,064,603   $ 855,590
(000 omitted)

Ratio of expenses to average        .35% C        .31% C        .28%          .21%          .30% A,
net assets                                                     C             C             C

Ratio of expenses to average        .34% D        .31%          .28%          .21%          .30% A
net assets after expense
reductions

Ratio of net interest income to     3.14%         3.55%         2.96%         2.42%         2.67% A
average net assets


C ANNUALIZED
C TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN (SEE
NOTE 5 OF NOTES TO FINANCIAL STATEMENTS).
C FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER (SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS).
C FMR OR THE FUND HAS ENTERED INTO VARYING ARRANGEMENTS WITH THIRD PARTIES WHO EITHER PAID OR REDUCED A PORTION OF THE FUND'S EXPENSES (SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS).
NOTES TO FINANCIAL STATEMENTS
For the period ended February 28, 1997




7. SIGNIFICANT ACCOUNTING POLICIES.
Spartan California Municipal Income Fund (the income fund) and Spartan California Intermediate Municipal Income Fund (the intermediate fund) are funds of Fidelity California Municipal Trust. Spartan California Municipal Money Market Fund (the money market fund) is a fund of Fidelity California Municipal Trust II. Each trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Fidelity California Municipal Trust and Fidelity California Municipal Trust II (the trusts) are organized as a Massachusetts business trust and a Delaware business trust, respectively. Each fund is authorized to issue an unlimited number of shares. The financial statements have been prepared in conformity with generally accepted accounting principles which permit management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the income fund, the intermediate fund and the money market fund:
SECURITY VALUATION.
INCOME AND INTERMEDIATE FUNDS. Securities are valued based upon a computerized matrix system and/or appraisals by a pricing service, both of which consider market transactions and dealer-supplied valuations. Securities for which quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. Short-term securities with remaining maturities of sixty days or less for which quotations are not readily available are valued at amortized cost or original cost plus accrued interest, both of which approximate current value.
MONEY MARKET FUND. As permitted under Rule 2a-7 of the 1940 Act, and certain conditions therein, securities are valued initially at cost and thereafter assume a constant amortization to maturity of any discount or premium.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, each fund is not subject to income taxes to the extent that it distributes substantially all of its taxable income for the fiscal year. The schedules of investments include information regarding income taxes under the caption "Income Tax Information."
INTEREST INCOME. Interest income, which includes amortization of premium and accretion of original issue discount, is accrued as earned. For the money market fund, accretion of discount represents unrealized gain until realized at the time of a security disposition or maturity.
EXPENSES. Most expenses of each trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned between the funds in the trust.
DISTRIBUTIONS TO SHAREHOLDERS. Dividends are declared daily and paid monthly from net interest income. Distributions to shareholders from realized capital gains on investments, if any, are recorded on the ex-dividend date.
1. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
DISTRIBUTIONS TO SHAREHOLDERS - CONTINUED
Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for futures transactions, market discount, losses deferred due to wash sales and capital loss carryforwards.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital and may affect the per-share allocation between net interest income and realized and unrealized gain (loss). Any taxable gain remaining at fiscal year end is distributed in the following year.
REDEMPTION FEES. Shares held in the income fund less than 180 days are subject to a redemption fee equal to .50% of the proceeds of the redeemed shares. The fee, which is retained by the fund, is accounted for as an addition to paid in capital.
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
8. OPERATING POLICIES.
WHEN-ISSUED SECURITIES. Each fund may purchase or sell securities on a when-issued basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities is fixed at the time the transaction is negotiated. The market values of the securities purchased on a when-issued or forward commitment basis are identified as such in each applicable fund's schedule of investments. Each fund may receive compensation for interest forgone in the purchase of a when-issued security. With respect to purchase commitments, each fund identifies securities as segregated in its custodial records with a value at least equal to the amount of the commitment. The payables and receivables associated with the purchases and sales of when-issued securities having the same settlement date and broker are offset. When-issued securities that have been purchased from and sold to different brokers are reflected as both payables and receivables in the applicable statements of assets and liabilities under the caption "Delayed delivery." Losses may arise due to changes in the market value of the underlying securities, if the counterparty does not perform under the contract, or if the issuer does not issue the securities due to political, economic, or other factors.
FUTURES CONTRACTS. Certain funds may use futures contracts to manage their exposure to the bond market and to fluctuations in interest rates. Buying futures tends to increase a fund's exposure to the underlying instrument, while selling futures tends to decrease a fund's exposure to the underlying instrument or hedge other fund investments. Futures contracts involve, to varying degrees, risk of loss in excess of the futures variation margin reflected in each applicable fund's Statement of Assets and Liabilities.
2. OPERATING POLICIES - CONTINUED
FUTURES CONTRACTS - CONTINUED
The underlying face amount at value of any open futures contracts at period end is shown in each applicable fund's schedule of investments under the caption "Futures Contracts." This amount reflects each contract's exposure to the underlying instrument at period end. Losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparties do not perform under the contracts' terms. Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are traded.
9. PURCHASES AND SALES OF INVESTMENTS.
INCOME FUND. Purchases and sales of securities, other than short-term securities, aggregated $88,001,522 and $106,163,017, respectively.
The market value of futures contracts opened and closed during the period amounted to $83,322,806 and $63,989,826, respectively.
INTERMEDIATE FUND. Purchases and sales of securities, other than short-term securities, aggregated $20,274,185 and $15,437,472, respectively.
The market value of futures contracts opened and closed during the period amounted to $9,347,158 and $10,040,819, respectively.
10. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As each fund's investment adviser, Fidelity Management & Research Company (FMR) pays all expenses, except the compensation of the non-interested Trustees and certain exceptions such as interest, taxes, brokerage commissions and extraordinary expenses. FMR receives a fee that is computed daily at an annual rate of .55%, .55% and .50% of average net assets for the income, intermediate and money market funds, respectively. FMR also bears the cost of providing shareholder services to each fund. To offset the cost of providing these services, FMR or its affiliates collected certain transaction fees from shareholders which amounted to $2,646, $783 and $14,173 for the income, intermediate and money market funds, respectively.
SUB-ADVISER FEE. As the money market fund's investment sub-adviser, FMR Texas Inc., a wholly owned subsidiary of FMR, receives a fee from FMR of 50% of the management fee payable to FMR. The fees are paid prior to any voluntary expense reimbursements which may be in effect.
11. EXPENSE REDUCTIONS.
FMR voluntarily agreed to reimburse the intermediate and money market funds' operating expenses (excluding interest, taxes, brokerage commissions and extraordinary expenses) above a specified percentage of average net assets.
(I) INTERMEDIATE FUND. For the period, this expense limitation was .40% of average net assets and the reimbursement reduced expenses by $9,071.
5. EXPENSE REDUCTIONS - CONTINUED
Effective April 1, 1996, the fund's expense limitation was eliminated.
(II) MONEY MARKET FUND. For the period, this expense limitation was .35% of average net assets and the reimbursement reduced expenses by $2,015,309.
In addition, each fund has entered into arrangements with its custodian and transfer agent whereby interest earned on uninvested cash balances was used to offset a portion of each fund's expenses. During the period, the custodian and transfer agent fees were reduced by $26,676 and $21,875, $5,391 and $425, and $13,567 and $69,422, for the income, intermediate and money market funds, respectively, under these arrangements.
12. PROPOSED REORGANIZATION.
The Boards of Trustees of the Spartan California Municipal Income Fund and Spartan California Intermediate Municipal Income Fund have approved Agreements and Plans of Reorganization ("Agreements") between each of these funds and Fidelity California Municipal Income Fund ("Reorganizations"). The Agreements provide for the transfer of substantially all of the assets of each of these funds to Fidelity California Municipal Income Fund in exchange solely for the number of shares of Fidelity California Municipal Income Fund having the same aggregate net asset value as the outstanding shares of each of these funds at the close of business on the day that the Reorganizations are effective. The Agreements also provide for the assumption by Fidelity California Municipal Income Fund of substantially all of the liabilities of each of these funds. A Reorganization can be consummated only if, among other things, it is approved by the vote of a majority (as defined by the Investment Company Act of 1940) of outstanding voting securities of the fund to which the Reorganization relates. A Special Meeting of Shareholders ("Meeting") of Spartan California Municipal Income Fund and Spartan California Intermediate Municipal Income Fund will be held on August 4, 1997 to vote on the Agreements. A detailed description of the proposed transaction and voting information will be sent to shareholders of each fund in June 1997. If the Agreements are approved at the Meeting, the Reorganizations are expected to become effective in August 1997.
Effective February 28, 1997, shares of Spartan California Municipal Income Fund and Spartan California Intermediate Municipal Fund are no longer available for purchase or exchange to new accounts of these funds.
REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of Fidelity California Municipal Trust and Fidelity California Municipal Trust II and the Shareholders of Spartan California Municipal Income Fund, Spartan California Intermediate Municipal Income Fund, and Spartan California Municipal Money Market Fund:
In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments (except for Moody's and Standard and Poor's ratings) and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Spartan California Municipal Income Fund, Spartan California Intermediate Municipal Income Fund (funds of Fidelity California Municipal Trust) and Spartan California Municipal Money Market Fund (a fund of Fidelity California Municipal Trust II) at February 28, 1997, the results of each of their operations for the year then ended, the changes in each of their net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of each fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at February 28, 1997 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmation from brokers were not received, provide a reasonable basis for the opinion expressed above.
PRICE WATERHOUSE LLP
Boston, Massachusetts
April 3, 1997
DISTRIBUTIONS

DISTRIBUTIONS


During fiscal year ended February 28, 1997, 100% of each fund's income dividends was free from federal income tax, and 6.36%, 5.14% and 41.13%, respectively, of the income, intermediate and money market funds' income dividends was subject to the federal alternative minimum tax.
MANAGING YOUR INVESTMENTS


Fidelity offers several ways to conveniently manage your personal investments via your telephone or PC. You can access your account information, conduct trades and research your investments 24 hours a day. BY PHONE
Fidelity TouchTone Xpressprovides a single toll-free number to access account balances, positions, quotes and trading. It's easy to navigate the service, and on your first call, the system will help you create a personal identification number (PIN) for security.
SM
(PHONE_GRAPHIC)TOUCHTONE XPRESS
1-800-544-5555
PRESS
 For mutual fund and brokerage trading.
1
 For quotes.*
2
 For account balances and holdings.
3
 To review orders and mutual
fund activity.
4
 To change your PIN.
5
  To speak to a Fidelity representative.
*
0
BY PC
Fidelity's Web site on the Internet provides a wide range of information, including daily financial news, fund performance, interactive planning tools and news about Fidelity products and services. (PHONE_GRAPHIC)FIDELITY'S WEB SITE
WWW.FIDELITY.COM
If you are not currently on the Internet, call Fidelity at 1-800-544-7272 for significant savings on Web access from internetMCI.
SM
(PHONE_GRAPHIC)
FIDELITY ON-LINE XPRESS+
TM
Fidelity On-line Xpress+ software for Windows combines comprehensive portfolio management capabilities, securities trading and access to research and analysis tools . . . all on your desktop. Call Fidelity at 1-800-544-7272 or visit our Web site for more information on how to manage your investments via your PC.
* WHEN YOU CALL THE QUOTES LINE, PLEASE REMEMBER THAT A FUND'S YIELD AND RETURN WILL
VARY AND, EXCEPT FOR MONEY MARKET FUNDS, SHARE PRICE WILL ALSO VARY. THIS MEANS THAT
YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL YOUR SHARES. THERE IS NO
ASSURANCE THAT
MONEY MARKET FUNDS WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE; AN
INVESTMENT
IN A MONEY MARKET FUND IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT.
TOTAL
RETURNS ARE HISTORICAL AND INCLUDE CHANGES IN SHARE PRICE, REINVESTMENT OF DIVIDENDS
AND CAPITAL GAINS, AND THE EFFECTS OF ANY SALES CHARGES.
TO WRITE FIDELITY


If more than one address is listed, please locate the address that is closest to you. We'll give your correspondence immediate attention and send you written confirmation upon completion of your request. (LETTER_GRAPHIC)MAKING CHANGES
TO YOUR ACCOUNT
(such as changing name, address, bank, etc.)
Fidelity Investments
P.O. Box 770001
Cincinnati, OH 45277-0002
(LETTER_GRAPHIC)FOR NON-RETIREMENT
ACCOUNTS
BUYING SHARES
Fidelity Investments
P.O. Box 770001
Cincinnati, OH 45277-0003
OVERNIGHT EXPRESS
Fidelity Investments
2300 Litton Lane - KH1A
Hebron, KY 41048
SELLING SHARES
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
OVERNIGHT EXPRESS
Fidelity Investments
Attn: Redemptions - CP6I
400 East Las Colinas Blvd.
Irving, TX 75309-5517
GENERAL CORRESPONDENCE
Fidelity Investments
P.O. Box 193
Boston, MA 02210-0193
(LETTER_GRAPHIC)FOR RETIREMENT
ACCOUNTS
BUYING SHARES
Fidelity Investments
P.O. Box 770001
Cincinnati, OH 45277-0003
SELLING SHARES
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
OVERNIGHT EXPRESS
Fidelity Investments
Attn: Redemptions - CP6R
400 East Las Colinas Blvd.
Irving, TX 75309-5517
GENERAL CORRESPONDENCE
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
INVESTMENT ADVISER
(registered trademark)
Fidelity Management & Research
 Company
Boston, MA
INVESTMENT SUB-ADVISER,
MONEY MARKET FUND
FMR Texas Inc.
Irving, TX
OFFICERS
Edward C. Johnson 3d, President
J. Gary Burkhead, Senior Vice President
Fred L. Henning, Jr., Vice President -
FIXED-INCOME FUNDS
Sarah H. Zenoble, Vice President -
MONEY MARKET FUND
Arthur S. Loring, Secretary
Kenneth A. Rathgeber, Treasurer
Thomas D. Maher, Assistant
Vice President
John H. Costello, Assistant Treasurer
Leonard M. Rush, Assistant Treasurer
Thomas J. Simpson, Assistant Treasurer
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox *
Phyllis Burke Davis *
Edward C. Johnson 3d
E. Bradley Jones *
Donald J. Kirk *
Peter S. Lynch
Marvin L. Mann *
William O. McCoy *
Gerald C. McDonough *
Thomas R. Williams *
* INDEPENDENT TRUSTEES
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENTS
UMB Bank, n.a.
Kansas City, MO
  and
Fidelity Service Company, Inc.
Boston, MA
CUSTODIAN
UMB Bank, n.a.
Kansas City, MO
THE FIDELITY TELEPHONE CONNECTION
MUTUAL FUND 24-HOUR SERVICE
Exchanges/Redemptions  1-800-544-7777
Account Assistance 1-800-544-6666
Product Information 1-800-544-8888
Retirement Accounts 1-800-544-4774    (8 a.m. - 9 p.m.)
TDD Service 1-800-544-0118
 for the deaf and hearing impaired
 (9 a.m. - 9 p.m. Eastern time)
TouchTone Xpress   1-800-544-5555
SM
 AUTOMATED LINE FOR QUICKEST SERVICE
PART C. OTHER INFORMATION
Item 15. Indemnification
 Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Registrant shall indemnify any present or past Trustee or officer to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any claim, action, suit, or proceeding in which he is involved by virtue of his service as a Trustee, an officer, or both. Additionally, amounts paid or incurred in settlement of such matters are covered by this indemnification. Indemnification will not be provided in certain circumstances, however. These include instances of willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the particular office involved.
 Pursuant to Section 11 of the Distribution Agreement, the Registrant agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Registrant included a materially misleading statement or omission. However, the Registrant does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant by or on behalf of the Distributor. The Registrant does not agree to indemnify the parties against any liability to which they would be subject by reason of willful misfeasance, bad faith, gross negligence, and reckless disregard of the obligations and duties under the Distribution Agreement.
 Pursuant to the agreement by which Fidelity Service Company, Inc. ("Service") is appointed sub-transfer agent, the Transfer Agent agrees to indemnify Service for Service's losses, claims, damages, liabilities and expenses (including reasonable counsel fees and expenses) (losses) to the extent that the Transfer Agent is entitled to and receives indemnification from the Portfolio for the same events. Under the Transfer Agency Agreement, the Registrant agrees to indemnify and hold the Transfer Agent harmless against any losses, claims, damages, liabilities, or expenses (including reasonable counsel fees and expenses) resulting from:
 (1) any claim, demand, action or suit brought by any person other than the Registrant, including by a shareholder which names the Transfer Agent and/or the Registrant as a party and is not based on and does not result from the Transfer Agent's willful misfeasance, bad faith or negligence or reckless disregard of duties, and arises out of or in connection with the Transfer Agent's performance under the Transfer Agency Agreement; or
 (2) any claim, demand, action or suit (except to the extent contributed to by the Transfer Agent's willful misfeasance, bad faith or negligence or reckless disregard of duties) which results from the negligence of the Registrant, or from the Transfer Agent's acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of the Transfer Agent's acting in reliance upon advice reasonably believed by the Transfer Agent to have been given by counsel for the Registrant, or as a result of the Transfer Agent's acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.
Item 16. Exhibits
(1) Amended and Restated Declaration of Trust, dated March 17, 1994, is incorporated herein by reference to Exhibit 24(b)(1) of Post-Effective Amendment No. 26.
(2) By-laws of the Trust, as amended, are incorporated herein by reference to Exhibit 2 to Fidelity Union Street Trust's Post-Effective Amendment No. 87 (File No. 2-50318).
(3) Not applicable.
(4)(a) Agreement and Plan of Reorganization among Fidelity California Municipal Trust: Spartan California Municipal Income Fund and Fidelity California Municipal Trust: Fidelity California Municipal Income Fund is filed herein as Exhibit 1 to the Proxy Statement and Prospectus.
(b) Agreement and Plan of Reorganization among Fidelity California Municipal Trust: Spartan California Intermediate Municipal Income Fund and Fidelity California Municipal Trust: Fidelity California Municipal Income Fund is filed herein as Exhibit 2 to the Proxy Statement and Prospectus.
(c) Agreement and Plan of Reorganization among Fidelity California Municipal Trust: Fidelity California Insured Municipal Income Fund and Fidelity California Municipal Trust: Fidelity California Municipal Income Fund is filed herein as Exhibit 3 to the Proxy Statement and Prospectus.
(5) Not applicable.
(6)(a) Management Contract, dated March 1, 1994, between Fidelity California Tax-Free Insured Portfolio (currently known as Fidelity California Insured Municipal Income Fund) and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(a) of Post-Effective Amendment No. 28.
(b) Management Contract, dated March 1, 1994, between Fidelity California Tax-Free High Yield Portfolio (currently known as Fidelity California Municipal Income Fund) and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(b) of Post-Effective Amendment No. 28.
(c) Management Contract, dated October 19, 1989, between Spartan California Municipal High Yield Portfolio (currently known as Spartan California Municipal Income Fund) and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(c) of Post-Effective Amendment No. 28.
(d) Management Contract, dated December 17, 1993, between Spartan California Intermediate Municipal Portfolio (currently known as Spartan California Intermediate Municipal Income Fund) and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(e) of Post-Effective Amendment No. 25.
(7)(a) General Distribution Agreement, dated August 31, 1986 and amended as of April 1, 1987, between Fidelity California Municipal Trust: Fidelity California Tax-Free Insured Portfolio (currently known as Fidelity California Insured Municipal Income Fund) and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(a) of Post-Effective Amendment No. 28.
(b) General Distribution Agreement, dated June 1, 1986 and amended as of April 1, 1987, between Fidelity California Municipal Trust: Fidelity California Tax-Free High Yield Portfolio (currently known as Fidelity California Municipal Income Fund) and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(b) of Post-Effective Amendment No. 28.
(c) Amendment to General Distribution Agreement, dated January 1, 1998, between Fidelity California Municipal Trust: Fidelity California Tax-Free High Yield Portfolio (currently known as Fidelity California Municipal Income Fund) and Fidelity California Tax-Free Insured Portfolio (currently known as Fidelity California Insured Municipal Income Fund) and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(c) of Post-Effective Amendment No. 28.
(d) General Distribution Agreement, dated October 19, 1989, between Fidelity California Municipal Trust: Spartan California Municipal High Yield Portfolio (currently known as Spartan California Municipal Income
Fund) and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(d) of Post-Effective Amendment No. 28.
(e) General Distribution Agreement, dated December 17, 1993, between Fidelity California Municipal Trust: Spartan California Intermediate Municipal Portfolio (currently known as Spartan California Intermediate Municipal Income Fund) and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(g) of Post-Effective Amendment No. 25.
(f) Amendments to the General Distribution Agreement between the Registrant and Fidelity Distributors Corporation, dated March 14, 1996 and July 15, 1996, are incorporated herein by reference to Exhibit 6(a) of Fidelity Court Street Trust's Post-Effective Amendment No. 61 (File No. 2-58774).
(8)(a) Retirement Plan for Non-Interested Person Trustees, Directors or General Partners, as amended on November 16, 1995, is incorporated herein by reference to Exhibit 7(a) of Fidelity Select Portfolios' (File No. 2-69972) Post-Effective Amendment No. 54.
(b) The Fee Deferral Plan for Non-Interested Person Directors and Trustees of the Fidelity Funds, effective as of December 1, 1995, is incorporated herein by reference to Exhibit 7(b) of Fidelity School Street Trust's (File No. 2-57167) Post-Effective Amendment No. 47.
(9)(a) Custodian Agreement, Appendix B, and Appendix C, dated December 1, 1994, between UMB Bank, n.a. and the Registrant is incorporated herein by reference to Exhibit 8 of Post-Effective Amendment No. 28.
(b) Appendix A, dated October 17, 1996, to the Custodian Agreement, dated December 1, 1994, between UMB Bank, n.a. and the Registrant is incorporated herein by reference to Exhibit 8(a) of Fidelity Court Street Trust's Post-Effective Amendment No. 61 (File No. 2-58774).
(10)(a) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity California Tax-Free High Yield Portfolio (currently known as Fidelity California Municipal Income Fund) is incorporated herein by reference to
Exhibit 15(a) of Post-Effective Amendment No. 28.
(b) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity California Tax-Free Insured Portfolio (currently known as Fidelity California Insured Municipal Income Fund) is incorporated herein by reference to Exhibit 15(b) of Post-Effective Amendment No. 28.
(c) Distribution and Service Plan pursuant to Rule 12b-1 for Spartan California Municipal High Yield Portfolio (currently known as Spartan California Municipal Income Fund) is incorporated herein by reference to
Exhibit 15(c) of Post-Effective Amendment No. 28.
(d) Distribution and Service Plan pursuant to Rule 12b-1 for Spartan California Intermediate Municipal Portfolio (currently known as Spartan California Intermediate Municipal Income Fund) is incorporated herein by reference to Exhibit 15(e) of Post-Effective Amendment No. 25.
(11) Opinion and consent of counsel (K&L) as to the legality of shares being registered is filed herein as Exhibit 11.
(12)(a) Opinion and Consent of counsel (K&L) as to tax matters in connection with the reorganization of Spartan California Municipal Income Fund is filed herein as Exhibit 12(a).
(b) Opinion and Consent of counsel (K&L) as to tax matters in connection with the reorganization of Spartan California Intermediate Municipal Income Fund is filed herein as Exhibit 12(b).
(c) Opinion and Consent of counsel (K&L) as to tax matters in connection with the reorganization of Fidelity California Insured Municipal Income Fund is filed herein as Exhibit 12(c).
(13) Not applicable.
(14) Consent of Price Waterhouse LLP is filed herein as Exhibit 14.
(15) Pro-Forma Financial Statements for the Fiscal Year ended February 28, 1997 are filed herein as Exhibit 15.
(16) Powers of Attorney, dated December 19, 1996, January 3, 1997, and March 6, 1997, are filed herein as Exhibit 16.
(17) Rule 24f-2 Notice for Registrant's fiscal year ended February 29, 1996 is filed herein as Exhibit 17.
Item 17. Undertakings
 (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
 (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 21st day of April 1997.
      FIDELITY CALIFORNIA MUNICIPAL TRUST
      By /s/Edward C. Johnson 3d (dagger)
        Edward C. Johnson 3d, President
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     (Signature)    (Title)   (Date)


/s/Edward C. Johnson 3d  (dagger)    President and Trustee           April 21, 1997

Edward C. Johnson 3d                 (Principal Executive Officer)



/s/Kenneth A. Rathgeber     *        Treasurer                       April 21, 1997

Kenneth A. Rathgeber



/s/J. Gary Burkhead                  Trustee                         April 21, 1997

J. Gary Burkhead



/s/Ralph F. Cox                 **   Trustee                         April 21, 1997

Ralph F. Cox



/s/Phyllis Burke Davis      **       Trustee                         April 21, 1997

Phyllis Burke Davis



/s/Robert M. Gates           ***     Trustee                         April 21, 1997

Robert M. Gates



/s/E. Bradley Jones            **    Trustee                         April 21, 1997

E. Bradley Jones



/s/Donald J. Kirk               **   Trustee                         April 21, 1997

Donald J. Kirk



/s/Peter S. Lynch               **   Trustee                         April 21, 1997

Peter S. Lynch



/s/Marvin L. Mann            **      Trustee                         April 21, 1997

Marvin L. Mann



/s/William O. McCoy        **        Trustee                         April 21, 1997

William O. McCoy



/s/Gerald C. McDonough  **           Trustee                         April 21, 1997

Gerald C. McDonough



/s/Thomas R. Williams      **        Trustee                         April 21, 1997

Thomas R. Williams


(dagger) Signatures affixed by /s/J.Gary Burkhead pursuant to a power of attorney dated January 3, 1997 and filed herewith.
* Signature affixed by /s/John H. Costello pursuant to a power of attorney dated December 19, 1996 and filed herewith.
** Signature affixed by /s/Arthur C. Delibert pursuant to a power of attorney dated December 19, 1996 and filed herewith.
*** Signature affixed by /s/Arthur C. Delibert pursuant to a power of attorney dated March 6, 1997 and filed herewith.